Exhibit 99.1

James Hardie Industries NV
ARBN 097 829 895
Incorporated in The Netherlands
12 December 2006	The liability of members is limited

Atrium 8th Floor
Strawinskylaan 3077
1077 ZX Amsterdam,
The Manager	The Netherlands
Company Announcements Office
Australian Stock Exchange Limited	Telephone: 31-20-301 2980
20 Bridge Street	Fax: 31-20-404 2544
SYDNEY NSW 2000
Dear Sir
Lodgement of Explanatory Memorandum
Please accept for lodgement the typeset version of the Explanatory Memorandum outlining the proposal to provide long-term funding for compensating Australian asbestos-related personal injury claims against certain former James Hardie companies. The Explanatory Memorandum includes an Independent Expert’s Report.
As previously announced, the proposal will be the subject of an Extraordinary General Meeting to be held in Ballroom B, Hilton Amsterdam, Apollolaan 138, 1077 BG Amsterdam, The Netherlands at 11.30 am Central Europe Time (CET) on Wednesday, 7 February 2007.
An Extraordinary Information Meeting of CUFS holders of James Hardie Industries NV will be held at The Wesley Conference Centre, 220 Pitt Street, Sydney NSW Australia at 9.30 am Australian Eastern Daylight Time (AEDT) on Thursday, 1 February 2007.
The Notice of Meetings that relates to the proposal contained in the Explanatory Memorandum is expected to be lodged with the ASX later this week. The printed Explanatory Memorandum and the Notice of Meetings is scheduled will be mailed to James Hardie CUFS holders on Thursday, 21 December, 2006.
Yours faithfully
Benjamin P Butterfield
Company Secretary

Explanatory Memorandum
James Hardie Industries NV
ARBN 097 829 895
Proposal to provide long-term funding for compensating Australian asbestos-related personal injury claims against certain former James Hardie companies
Your Directors unanimously recommend that you vote in favour of the Proposal.
This document is important and requires your immediate attention. It should be read in its entirety. If you are in doubt as to what you should do, you should consult your investment adviser or other professional adviser. If you have recently sold all of your James Hardie shares, please ignore this document. If you have any queries about this document, the Proposal or how to vote, information is available on the James Hardie Shareholder Helpline, available between 8:00am and 6:00pm AEDT on Business Days. Call 1800 021 321 within Australia or (+61 2) 9638 9889 from outside Australia.

FINANCIAL ADVISER	AUSTRALIAN LEGAL ADVISER

IMPORTANT NOTICES
This document has been prepared for the purpose of assisting Shareholders to decide how to vote in relation to the Proposal. You should read this document in its entirety before making a decision as to how to vote on the resolution to be considered at the Extraordinary General Meeting.
DEFINED TERMS
Capitalised terms, and certain other recurring terms used in this document are defined in the glossary in Part G.
FORWARD LOOKING STATEMENTS
This document contains both historical and forward-looking statements. All statements other than statements of historical fact are or may be deemed to be forward-looking statements. Words such as “believe”, “anticipate”, “plan”, “expect”, “consider”, “intend”, “target”, “estimate”, “project”, “predict”, “forecast”, “guideline”, “should”, “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements speak only as of the date they are made and are statements of the current expectations of James Hardie concerning future results and events. Because forward-looking statements address future events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause James Hardie’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of products containing asbestos by the Former James Hardie Companies; competition and product pricing in the markets in which James Hardie operates; general economic and market conditions; compliance with and possible changes in law, including environmental and health and safety laws; the success of James Hardie’s research and development efforts; the supply and cost of raw materials; James Hardie’s reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; foreign exchange risks; and all other risks identified in James Hardie reports filed with Australian and US securities agencies and exchanges. You should carefully review all of the information, including the revised presentation of financial information and notes to such information, included in this document, before making a decision on how to vote on the Proposal to be considered at the Extraordinary General Meeting.
KEY FUTURE DATES
The key dates in respect of the implementation of the Proposal are shown below.
All times referred to are Australian Eastern Daylight time (“AEDT”) unless otherwise stated.
This document is dated 12 December 2006.

EVENT	DATE
Deadline for submission of Proxy Request Forms for Extraordinary General Meeting	No later than 5 pm AEDT on 29 January 2007

Extraordinary Information Meeting – in Australia	9:30am AEDT on 1 February 2007 at Wesley Conference Centre, 220 Pitt Street, Sydney

Record date for voting at Extraordinary General Meeting	No later than 5 pm AEDT on 2 February 2007

Deadline for submission of Direction Forms for Extraordinary General Meeting	No later than 5 pm AEDT on 5 February 2007

Deadline for submission of Proxy Forms for Extraordinary General Meeting	No later than 9:30pm AEDT on 5 February 2007

Extraordinary General Meeting – in The Netherlands	11:30am Central European Time and 9:30pm AEDT, 7 February 2007 at Ballroom B, Hilton Amsterdam, Apollolaan 139, 1077 BG Amsterdam

Expected Commencement Date (if Proposal approved by Shareholders and all other conditions are met)	14 February 2007*

*	This date is indicative only, and will depend upon when the conditions to the Final Funding Agreement are fulfilled. James Hardie will announce any variation to this date in filings with the ASX in Australia and the SEC in the United States.
Instructions on how to vote are contained in the Notice of Meeting which accompanies this document.
i    James Hardie Industries

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands The
liability of members is limited

Atrium 8th Floor
Strawinskylaan 3077
1077 ZX Amsterdam,
The Netherlands

Telephone: 31-20-301 2980
Fax: 31-20-404 2544
12 December 2006
Dear Shareholder
We are writing to you to seek your approval of a proposal to provide long-term compensation funding to a special purpose fund for Australian asbestos-related personal injury claims against certain former James Hardie subsidiaries (the “Proposal”). The Proposal reflects James Hardie’s response to the estimated future funding shortfall of those companies to meet such claims.
This Proposal is the result of negotiations between James Hardie and the NSW Government, which were formalised in a conditional agreement signed on 1 December 2005, and then amended on 21 November 2006 (known as the “Final Funding Agreement”). All substantive conditions to the Final Funding Agreement have been satisfied, except the requirement for the approval of James Hardie’s shareholders. The Proposal has the support of other interested stakeholders such as the Asbestos Diseases Groups, ACTU and UnionsNSW, and is consistent with current investor and Australian community expectations.
All parties involved in the negotiations recognise the benefits of aligning the interests of James Hardie’s shareholders and people who have certain personal injury claims against the former James Hardie subsidiaries with the future success of James Hardie over the period of the Final Funding Agreement, which is expected to last until at least 2045.
The Proposal is designed to be flexible by seeking to accommodate changes in the profile and quantum of asbestos claims and James Hardie’s future financial performance over the term of the Final Funding Agreement. However, because the future level of claims which will be made against the former James Hardie subsidiaries and the level of James Hardie’s free cash flow are uncertain, no assurance can be given that there will be sufficient funds to pay all relevant Australian asbestos-related personal injury claims.
The Explanatory Memorandum sets out material information relevant to the Proposal. Shareholders should read this document in its entirety to understand fully the Proposal before making a decision whether to vote in favour of the Proposal.
James Hardie commissioned an independent expert to provide an independent third party assessment of the Proposal. The independent expert concluded that the implementation of the Proposal is in the best interests of James Hardie Industries NV and its enterprise as a whole.
The Directors believe that the Proposal represents the best option available to respond to the estimated future funding shortfall for Australian asbestos-related personal injury claims against the former James Hardie subsidiaries. They also believe that, in addition to the financial benefit of providing compensation for people with certain personal injury claims against the former James Hardie subsidiaries, on balance, the benefits expected to be derived by the James Hardie Group from the implementation of the Proposal outweigh the expected disadvantages and risks of the Proposal.
James Hardie Industries  ii

Your Directors unanimously recommend that you vote in favour of the Proposal, as they intend to do in respect of their shareholdings. The Proposal will not be implemented without Shareholder approval, which requires the resolution to be passed by a majority of the votes cast by those persons present (in person or by proxy) and entitled to vote at a general meeting at which at least 5% of the issued and outstanding share capital is present or represented.
Yours sincerely
Members of the Boards of James Hardie Industries NV:
Supervisory Board:

Meredith Hellicar (Chairman)	John Barr (Deputy Chairman)

Michael Brown	Michael Gillfillan

James Loudon	Donald McGauchie

Managing Board:

Louis Gries (Chief Executive Officer)	Benjamin Butterfield

Russell Chenu
Joint Board:
The Joint Board of James Hardie Industries NV consists of all the Directors of the Supervisory Board and Louis Gries as Chief Executive Officer.
iii    James Hardie Industries

CONTENTS

PART A: INTRODUCTION AND OVERVIEW	1

1. Key Features of the Proposal	2

1.1 Why have the Directors proposed to provide long-term compensation funding?	2
1.2 The Proposal at a glance	2
1.3 What is the financial and accounting impact of the Proposal?	4
1.4 What are the key benefits to James Hardie of the Proposal?	5
1.5 What are the key disadvantages to James Hardie of the Proposal?	6
1.6 What are the key risks to James Hardie of the Proposal?	6
1.7 What are the key steps required to implement the Proposal?	7
1.8 How will implementing the Proposal affect Shareholders?	7
1.9 What happens to James Hardie if the Proposal does not proceed?	7
1.10 What alternative options were considered by the Directors?	8
1.11 Has the Proposal been approved by other parties?	8
1.12 Has the Proposal been independently reviewed?	8
1.13 What do the Directors recommend?	8
1.14 What do Shareholders have to do?	8

PART B: BACKGROUND TO THE PROPOSAL	9

1. Overview	10

2. James Hardie’s Past Association with Asbestos	10

2.1 Background	10
2.2 Past association with asbestos in Australia	11
2.3 Past association with asbestos outside Australia	11

3. The Establishment of the MRCF and the 2001 Reorganisation	12

3.1 Background to events in 2001	12
3.2 Establishment of the MRCF	14
3.3 2001 Reorganisation	16
3.4 Establishment of ABN 60 Foundation	17
3.5 Indications of estimated future funding shortfall	19

4. The Jackson Commission	19

4.1 Background	19
4.2 Scope of the inquiry	19
4.3 Key findings	20
4.4 Developments during and immediately following the Jackson Commission	21

5. The Heads of Agreement and Subsequent Events	23

5.1 Heads of Agreement	23
5.2 Events subsequent to Heads of Agreement	24
5.3 Final Funding Agreement	24
5.4 Tax Conditions Precedent	24
5.5 Release Legislation and Transaction Legislation	25
5.6 Accounting for asbestos-related payments	25
5.7 Other matters	25
James Hardie Industries    iv

6. Involvement of the MRCF in the Proposal	25

7. The NSW Government Review of Legal and Administrative Costs in Dust Diseases Compensation Claims	26

8. Quantification of Asbestos Liabilities	28

8.1 Actuarial assessments	28
8.2 Background	28
8.3 KPMG Actuarial Report	30
8.4 Uncertainty associated with actuarial valuations	32

9. James Hardie’s Current Business	33

9.1 Introduction	33
9.2 Business segments	33
9.3 Location of operations	37
9.4 Short-term outlook of James Hardie	38
9.5 Business strategy	38

PART C: DETAILS OF THE PROPOSAL	39

1. Overview	40

1.1 Introduction	40
1.2 Annual payment	40
1.3 Annual Cash Flow Cap	40
1.4 Term	40
1.5 Other key aspects of the Proposal	40
1.6 Summary only	41

2. Asbestos Injuries Compensation Fund	41

2.1 Asbestos Injuries Compensation Fund	41
2.2 Role of the Trustee	41
2.3 Payment of claims against the Former James Hardie Companies	45
2.4 Governance of the Trustee	45
2.5 Audit and actuarial review	45
2.6 Restrictions on location and business of the Asbestos Injuries Compensation Fund and the Trustee	45
2.7 Statutory Recoveries	45
2.8 Rationing	46
2.9 Ownership and management of the Former James Hardie Companies	47
2.10 Liability of Amaca for Marlew Claims	48
2.11 Consequences if the Trustee becomes Insolvent or unable to operate	48

3. James Hardie’s Funding Obligations	48

3.1 Funding of the Asbestos Injuries Compensation Fund	48
3.2 Interim funding measures	56
3.3 Liability position of James Hardie	56
3.4 Substitution of Performing Subsidiary	56
3.5 James Hardie Guarantee	57
3.6 Intercreditor arrangements	57
3.7 Financial covenants	58
v    James Hardie Industries

4. Restriction on Specified Dealings	58

4.1 Introduction	58
4.2 Restriction on Specified Dealings	58
4.3 Exemptions to restriction	59
4.4 Arm’s-length dealings	59
4.5 Ordinary course of business	60
4.6 Transactions between members of the Close Group	60
4.7 Ordinary dividends	60
4.8 Issues of securities – equity, debt and hybrid	60
4.9 Capital Management Transactions	60
4.10 Valuation Ratio	61
4.11 Takeover bid by a James Hardie Group company	62
4.12 Excluded Related Entity gains control of James Hardie	62
4.13 Accession by new Parent Entity or Sibling Entity	63
4.14 Wind-Up Event or Reconstruction Event	63
4.15 Assessing effect of Specified Dealings	63
4.16 Required notice for non-exempt Specified Dealings	63
4.17 Other options available with respect to Specified Dealings	63
4.18 Aggregation of certain Specified Dealings	63
4.19 Review of Specified Dealings by Independent Valuation Expert	64

5. Capital Elections	65

6. Mandatory Accession to Final Funding Agreement and Related Agreements	68

6.1 Introduction	68
6.2 Accession by new Parent Entity	68
6.3 Accession by new Sibling Entity	70
6.4 Legal opinion	71
6.5 James Hardie release from obligations	71

7. Restrictions on Adverse Legislative or Regulatory Action	71

7.1 Introduction	71
7.2 What is adverse legislative or regulatory action?	72
7.3 Scope of undertakings	72
7.4 No amendment of common law basis of damages	73
7.5 Referral of legislative powers to the Australian Parliament	73
7.6 Consequences of adverse legislative or regulatory action by the NSW Government	73
7.7 Suspension of obligations of the NSW Government	73
7.8 NSW Government advocacy and participation in discussions with Other Governments	74
7.9 Actions by Other Governments	74

8. Default, Enforcement and Termination	75

8.1 Introduction	75
8.2 Defaults	75
8.3 Enforcement of Final Funding Agreement by the NSW Government	76
8.4 Termination of Final Funding Agreement	77
James Hardie Industries    vi

9. Releases of Civil Liabilities	79

9.1 Introduction	79
9.2 Rationale for Releases	80
9.3 Scope of releases for Relevant Matters and economic loss	80
9.4 Other Releases	82

10. Funding for Medical Research and Education Campaign	83

10.1 Introduction	83
10.2 Medical research funding	83
10.3 Education campaign	83

11. Conditions to Implementing the Proposal	84

11.1 Introduction	84
11.2 Conditions	84
11.3 Timing	84

PART D: FINANCIAL IMPACT OF THE PROPOSAL	85

1. Financial Impact of the Proposal	86

1.1 Introduction	86
1.2 Accounting for the Proposal	86
1.3 Taxation implications	92
1.4 Distributions to Shareholders	92
1.5 Revised presentation of financial information	93
1.6 Explanation of ongoing effect on James Hardie	97

PART E: IMPORTANT CONSIDERATIONS FOR SHAREHOLDERS	103

1. Overview	104

2. Key Benefits to James Hardie of the Proposal	104

2.1 Proportion of Free Cash Flow which may be payable under the Proposal is limited	104
2.2 Funding obligations limited by reference to Australian asbestos-related personal injury claims	105
2.3 No recourse to the James Hardie Group	105
2.4 Reduction in risk of adverse governmental action	105
2.5 Additional benefits of implementing the Proposal	106

3. Key Disadvantages to James Hardie of the Proposal	107

3.1 Reduction in Free Cash Flow	107
3.2 Financial reporting volatility	107
3.3 Long-term nature of the Proposal	107
3.4 Restrictions on the ability of James Hardie to undertake certain transactions	108
3.5 Ongoing monitoring and compliance requirements	108
3.6 Ongoing associated costs	108
vii    James Hardie Industries

4. Key Risks to James Hardie of the Proposal	108

4.1 Possible adverse action against James Hardie	108
4.2 Insufficient cash flow to fund capital expenditure, repayment of debt principal and Shareholder distributions	109
4.3 Other asbestos claimants seeking compensation outside the Trustee arrangements	110
4.4 Insufficient Australian taxable income to utilise tax deductions	110
4.5 Restriction on ability to undertake certain transactions	110
4.6 Potential escalation in Proven Claims and associated costs	110
4.7 Adequacy of funds available to meet Payable Liabilities	111
4.8 Foreign exchange exposure	111
4.9 Complexity of the Proposal	112
4.10 Long-term nature of the Proposal	112
4.11 Ability to raise capital	112
4.12 Remaining product bans and boycotts not being lifted	112
4.13 Risk of Tax Conditions ceasing to be satisfied	112
4.14 Dependence upon legislation	113

5. Matters Not Affected by the Proposal	113

5.1 No changes to operations or identity of the James Hardie Group	113

6. What Happens if the Proposal Does Not Proceed?	113

6.1 Final Funding Agreement will not come into effect	113
6.2 Diminishing funds to meet asbestos-related liabilities of the Former James Hardie Companies	114
6.3 Adverse legislative action	114
6.4 Increased litigation	114
6.5 No releases or extinguishment of liability	114
6.6 Other negative impacts on James Hardie	115

7. Other Options Considered by the Directors	115

7.1 Options considered	115
7.2 Evaluation	116
7.3 Independent Expert’s recommendation	116
7.4 Outcome and conclusions	116

8. Directors’ Recommendation	116

8.1 Recommendation	116
8.2 Principal reasons for recommendation	116
8.3 Board structure of James Hardie	117
8.4 Members of Supervisory Board and Managing Board	117
8.5 Directors’ recommendation procedure	118
James Hardie Industries    viii

PART F: ADDITIONAL INFORMATION	119

1. Other Aspects of the Final Funding Agreement	120

1.1 Consequences of a Wind-Up Event	120
1.2 Consequences of a Reconstruction Event	121
1.3 Adjustment mechanism – Overlapping Scheme	123

2. Summaries of Other Material Agreements	124

2.1 James Hardie Guarantee	124
2.2 Intercreditor Deeds	125
2.3 Establishment of the Asbestos Injuries Compensation Fund	127
2.4 Constituent documents of the Trustee	127
2.5 Unions’ Deed of Release	129
2.6 NSW Government Deed of Release	130
2.7 Irrevocable Powers of Attorney	130
2.8 Costs of the Proposal	130

3. Other Information Relevant to the Proposal	131

3.1 Legal basis for compensation of asbestos diseases in Australia	131
3.2 Further information in relation to former asbestos-related activities	133

PART G: GLOSSARY	135

ANNEXURE A: INDEPENDENT EXPERT’S REPORT	163
ix    James Hardie Industries

Part A
Introduction
and Overview
James Hardie Industries    1

PART A – INTRODUCTION AND OVERVIEW
1. KEY FEATURES OF THE PROPOSAL
This Section is a summary only. Shareholders should read the entire document before making a decision on how to vote. Capitalised terms used in this document are defined in the glossary in Part G.
1.1 WHY HAVE THE DIRECTORS PROPOSED TO PROVIDE LONG-TERM COMPENSATION FUNDING?
The Proposal has been developed in response to an estimated future funding shortfall faced by the Former James Hardie Companies in relation to future Australian asbestos-related personal injury claims against them, and certain similar claims against Marlew, a former subsidiary of ABN 60, and is consistent with current investor and Australian community expectations. In developing the Proposal, James Hardie has sought to align the interests of James Hardie’s shareholders and Claimants1 with the future success of James Hardie over the period of the Final Funding Agreement.
None of the Former James Hardie Companies is a member of the current James Hardie Group. James Hardie believes that under current law James Hardie has no present legal liability to meet the liabilities of the Former James Hardie Companies, except to the limited extent previously agreed to by James Hardie under the terms of a deed of covenant and indemnity and interim funding arrangements described in Part B, Sections 3.2 and 4.4.6.
Notwithstanding those matters, the Directors are seeking Shareholder approval to implement the Proposal, having regard to the following factors:
>	the Former James Hardie Companies engaged in manufacturing, production and sales of products containing asbestos while they were members of the Former James Hardie Group. Marlew engaged in asbestos mining activities while it was a member of the Former James Hardie Group;

>	while the Former James Hardie Companies were within the Former James Hardie Group, they had sufficient assets so as to enable them to meet all of the asbestos-related claims which had been made against them;

>	upon separation of Amaca and Amaba from the Former James Hardie Group in February 2001, ABN 60 (the former listed holding company of the Former James Hardie Group, then known as James Hardie Industries Limited) provided additional funding to those entities, which was estimated by ABN 60 management to be sufficient to meet the so-called “best estimate” (see glossary in Part G) of Amaca and Amaba’s asbestos-related liabilities prepared by an external actuarial firm (Trowbridge Consulting);

>	following the establishment of the trust known as the Medical Research and Compensation Foundation (“MRCF”) in 2001 by ABN 60, there has been a significant increase in the estimated asbestos-related personal injury liabilities of the Former James Hardie Companies. KPMG Actuaries concluded that the significant increase in the estimated liabilities from around 2001 was due in material part to an unforeseeable upward trend in claim numbers and average claims costs. The graphs in Part B, Sections 8.2 and 8.3.4 illustrate this upward trend;

>	it therefore became apparent that the funds available to Amaca and Amaba would not be sufficient to meet their expected asbestos-related personal injury liabilities, resulting in a significant estimated future funding shortfall;

>	the contribution of funding on a voluntary basis in response to such a shortfall is consistent with investor and Australian community expectations; and

>	James Hardie is at risk of having potential adverse action taken against it by governments, unions and consumers if it does not provide a response to the estimated future funding shortfall which is acceptable to the NSW Government, the Australian Government, the ACTU, UnionsNSW and Asbestos Diseases Groups. While it is not possible to predict the precise nature or impact of such actions, it is possible that these actions could, individually or cumulatively, have a significant adverse effect upon James Hardie’s profitability, results of operation and reputation, particularly with respect to its Australian based operations.
These matters are explained in detail in the remainder of this Section, Part B and Part E, Section 6.
1.2 THE PROPOSAL AT A GLANCE
The Proposal is designed to provide long-term funding in relation to future Australian asbestos-related personal injury claims against the Former James Hardie Companies (including claims relating to compensation to relatives). The Proposal is set out in the Final Funding Agreement, to which James Hardie, the Performing Subsidiary, the Asbestos Injuries Compensation Fund Limited (the “Trustee”) and the NSW Government are parties. A copy of the Final Funding Agreement is available on the James Hardie website at www.ir.jameshardie.com.au.
The key elements of the Proposal are as follows:
>	establishment of the Asbestos Injuries Compensation Fund, which will be managed by the Trustee to provide compensation for proven Australian asbestos-related personal injury claims against the Former James Hardie Companies, and certain similar claims with respect to

1.	Throughout this document, the term “Claimants” has been used to refer to persons who have certain personal injury and compensation to relatives claims as a result of exposure to asbestos products manufactured or distributed by the Former James Hardie Companies in Australia (see glossary for the full definition of this term). The term “Claimants” is a key defined term in the Final Funding Agreement, and is used to define that category of persons who would be eligible to receive compensation payments from the Trustee from the additional funding provided under the Final Funding Agreement. Accordingly, this term has been used to maintain consistency with the Final Funding Agreement.
2    James Hardie Industries

PART A — INTRODUCTION AND OVERVIEW
Marlew. The Asbestos Injuries Compensation Fund will not provide compensation for any non Australian asbestos-related claims or any claims for pure economic loss arising from asbestos exposure. The Trustee will be controlled but not owned by James Hardie;
>	James Hardie 117 Pty Ltd, a wholly-owned Australian subsidiary of James Hardie (known as the “Performing Subsidiary”) will provide funding to the Trustee on a long-term agreed basis. Funding Payments will include:
–	Initial Funding to the Trustee of A$184.3 million; and

–	subsequent Annual Payments to the Trustee, based on annually updated actuarial “central estimates” (see glossary in Part G) of certain Australian asbestos-related personal injury liabilities, subject to the operation of an Annual Cash Flow Cap;
>	James Hardie has agreed to observe a restriction on its ability to undertake certain transactions including certain Distributions, Reorganisations and Non-Arm’sLength Dealings;

>	James Hardie has provided a guarantee to the Trustee and the NSW Government of the payment obligations of the Performing Subsidiary;

>	a cap on the amount of the Annual Payments to the Trustee after the Initial Funding. This cap will be based on a percentage of James Hardie’s Free Cash Flow, which will initially be set at 35% of Free Cash Flow of the immediately preceding Financial Year, with a phased reduction to 10% possible over time depending on James Hardie’s financial performance and the actuarial assessment of expected claims;
>	no cap on individual payments to Claimants;

>	the initial term of the Final Funding Agreement is to 31 March 2045 but there is a possibility that the Annual Payments may be terminated if the parties to the Final Funding Agreement are able to agree on appropriate terms of termination;

>	intercreditor arrangements have been agreed between James Hardie, the Trustee and the NSW Government, on terms intended to ensure that, if an Insolvency Event of James Hardie were to arise, James Hardie’s nominated lenders would be paid in full before any amounts are paid to the Trustee; and

>	separate annual contributions by James Hardie to fund medical research and an education campaign, in the manner described in Part C, Section 10.
A simplified diagram representing the funding structure is set out below:
FUNDING STRUCTURE

Notes:

1.	The Trustee will own Amaca, Amaba and ABN 60, but it is not expected that the Trustee will contribute additional funding directly to these entities. Instead, the Trustee is expected to make payments directly to Claimants once Amaca, Amaba and ABN 60 are unable to meet Proven Claims.

2.	Under the Transaction Legislation, Amaca has assumed liabilities in relation to certain personal injury claims against Marlew. See Part C, Section 2.10 for further details.
James Hardie Industries    3

PART A – INTRODUCTION AND OVERVIEW
The Proposal is designed to be flexible by seeking to accommodate changes in the profile and quantum of asbestos claims and James Hardie’s future financial performance. However, because the future level of claims which will be made against the Former James Hardie Companies and the level of Free Cash Flow are uncertain, no assurance can be given that the Trustee will have sufficient funds to be able to compensate all Claimants against the Former James Hardie Companies or Marlew, or provide full compensation in relation to any particular claim or claims.
Under the Final Funding Agreement, the NSW Government has agreed and acknowledged that, apart from the funding obligations contemplated in the Final Funding Agreement, no member of the James Hardie Group has any liability to meet any funding shortfall arising in relation to the Trustee’s ability to compensate all Claimants against the Former James Hardie Companies. The legislation passed in NSW in connection with the Proposal makes provision for compensation payments by the Trustee to be rationed, subject to oversight by the NSW Government and the NSW Supreme Court, in the event that such funding is unlikely to be sufficient to meet all such claims as they fall due.
The Proposal does not require James Hardie to raise any new equity capital in order to implement the Proposal, and implementation of the Proposal will not, of itself, involve any change in ownership of James Hardie nor require any change to the nature, scale or scope of its existing operations. In particular:
>	James Hardie’s primary stock exchange listing on the ASX will be unchanged by the Proposal, and James Hardie will remain subject to the ASX Listing Rules;

>	there will be no change to the identity of the Boards or senior management as a result of the Proposal; and

>	no change in James Hardie’s dividend practice is currently planned or envisaged. The Directors will continue to determine the amount of the dividend, if any, every six months, having regard to the after-tax profits available, the prospects and reinvestment needs of the businesses, and the funding and other requirements under the Final Funding Agreement.
Further information on the Proposal is set out in Part C.
1.3 WHAT IS THE FINANCIAL AND ACCOUNTING IMPACT OF THE PROPOSAL?
An Initial Funding payment to the Trustee of A$184.3 million, and annual payments of up to 35% of James Hardie’s Free Cash Flow in any financial year, will be required to be made by the Performing Subsidiary for each Financial Year during the Term.
The payments to the Trustee will reduce the amount of funds available to be utilised by James Hardie, including for funding business growth, making repayments of debt principal and making distributions to Shareholders.
Based on James Hardie’s current financial position and current expectations of its financial performance (which assumes continuing favourable business conditions for James Hardie) and recent actuarial estimates of the future asbestos liabilities of the Former James Hardie Companies in the near term, James Hardie does not expect that implementation of the Proposal will prevent it from funding and growing its existing business, making repayments of debt principal or making distributions to Shareholders in the near term. Although James Hardie does not have any expectation that the Proposal will cease to be affordable, no assurance can be given as to the long-term effect of the Proposal on James Hardie’s financial position, results of operation or outlook.
Calculation of the annual payments will be affected by the annual actuarial central estimate of relevant Australian asbestos-related personal injury liabilities for a rolling three year period, the net asset position of the Trustee, the estimated operating expenses of the Trustee and the operation of the annual cash flow cap (which is dependent upon the Australian dollar Free Cash Flow of James Hardie). Because it is not possible to predict these variables with any certainty on an ongoing basis, it is not possible reliably to estimate future funding payments to be made by James Hardie. If James Hardie’s Free Cash Flow is zero or negative for any Financial Year, no Annual Payment will be required on the next following Payment Date.
On 5 July 2006, James Hardie made a payment of A$189 million to the ATO which represented part payment of an amended tax assessment of A$378 million received by one of its subsidiary companies, RCI Pty Limited, in respect of the 1999 financial year. This payment will significantly reduce James Hardie’s Free Cash Flow in respect of the year ending 31 March 2007 which is used to calculate the Annual Cash Flow Cap in respect of the Annual Payment due on 1 July 2007. RCI Pty Limited strongly disputes the amended assessment and is pursuing all avenues of objection and appeal to contest the ATO’s position in this matter.
4    James Hardie Industries

PART A — INTRODUCTION AND OVERVIEW
On the assumptions that:
>	James Hardie’s Free Cash Flow (pre asbestos payments and any payments in respect of the assessment above) for the year ending 31 March 2007 is the same as the year ended 31 March 2006 (A$320 million); and

>	the KPMG actuarial report projections as at 30 September 2006 are unchanged.
James Hardie’s Free Cash Flow for the year ending 31 March 2007 (after the adjustments to Free Cash Flow for the year ending 31 March 2007 set out in the Final Funding Agreement and the payment in respect of the assessment above) would be A$39.5 million. On this basis, the Annual Cash Flow Cap in relation to the Annual Payment due on 1 July 2007 would be A$13.8 million and the Performing Subsidiary’s Annual Payment to the Trustee on 1 July 2007 (after adjustments in relation to the Annual Payment for the year ending 31 March 2007 set out in the Final Funding Agreement) would be A$6.1 million (see Part D, Section 1.6.2.1). However, the balance of the Initial Funding of A$184.3 million (after payments to Claimants and any Operating Expenses up to 1 July 2007), and any assets remaining in the Former James Hardie Companies, will still be available to pay Claimants.
The James Hardie Group will have to account for the effect of the Proposal in a way which could result in reported results volatility. Under US GAAP, James Hardie will be required to consolidate the Trustee (and the Former James Hardie Group) into the James Hardie Group accounts. Inclusion of the Trustee within the James Hardie Group accounts will materially impact both the statement of financial performance and the statement of financial position of the James Hardie Group.
The principal impact on the James Hardie Group financial statements will arise from the consolidation of net asbestos-related liabilities (asbestos liabilities net of Insurance and Other Recoveries) into the James Hardie Group accounts. This means that any increase in the US dollar estimates of these liabilities will result in an asbestos expense and/or a foreign exchange expense in the James Hardie Group statement of financial performance. However, under Dutch GAAP the consolidation of the Trustee and its associated asbestos provision is not expected to reduce the distributable reserves of James Hardie or James Hardie’s ability to make distributions to its Shareholders.
A detailed explanation of the accounting and financial effect of the Proposal on the James Hardie Group is contained in Part D.
1.4 WHAT ARE THE KEY BENEFITS TO JAMES HARDIE OF THE PROPOSAL?
The Proposal is James Hardie’s response to the estimated future funding shortfall facing the Former James Hardie Companies by providing additional funding for Claimants, and is consistent with current investor and Australian community expectations. In addition, James Hardie expects that the most significant benefits for the James Hardie Group arising from implementing the Proposal will be:
>	to limit the annual amount payable by the James Hardie Group under the Proposal to a maximum cap of 35% of the James Hardie’s Free Cash Flow in the preceding year;

>	to limit the amounts payable by the James Hardie Group under the Proposal, so that annual payments are calculated by reference to the actuarial estimate of the Australian asbestos-related personal injury claims and associated costs of the Former James Hardie Companies, to the exclusion of other asbestos-related liabilities of the Former James Hardie Companies;

>	no recourse to any member of the James Hardie Group in relation to any liabilities of the Former James Hardie Companies other than the funding obligations to the Trustee arising under the Proposal; and

>	a substantial reduction in the risk of the NSW Government, the Australian Government and/or one or more other state or territory governments seeking to impose liability on James Hardie Group members, or taking other possible actions against it, in respect of the Australian asbestos-related personal injury liabilities of the Former James Hardie Companies, on terms which may be less advantageous (and potentially significantly less advantageous) to the James Hardie Group than those applicable under the Proposal.
Accordingly, the Proposal is expected to substantially reduce the level of uncertainty regarding the exposure of the James Hardie Group in respect of the asbestos-related liabilities of the Former James Hardie Companies.
James Hardie Industries    5

PART A – INTRODUCTION AND OVERVIEW
Other benefits expected for the James Hardie Group from implementing the Proposal include:
>	enhancing James Hardie’s ability to access debt and equity capital markets and to secure debt funding on improved terms, relative to its position in the absence of the Proposal;

>	reducing the amount of board and management time which James Hardie has been devoting to asbestos-related issues, and establishment of the Asbestos Injuries Compensation Fund administered by representatives of both James Hardie and the NSW Government to focus on such issues, thus allowing James Hardie to focus on its core business;

>	providing releases from civil liability in connection with historic events in favour of members of the James Hardie Group, the Former James Hardie Companies and their respective directors, officers, employees, advisers and agents, to assist James Hardie to “put the past behind it” and to reduce the risk that James Hardie is required to “pay twice” with respect to legacy asbestos issues;

>	arrangements to encourage the further lifting of James Hardie product bans and boycotts in Australia and to discourage any new bans or boycotts from being implemented;

>	greater visibility of the claims administration process in relation to the Australian asbestos-related liabilities of the Former James Hardie Companies; and

>	cost savings on advisory and other fees in connection with asbestos-related matters.
The Proposal may also lead to other benefits, including enhanced relationships with employees, customers and other stakeholders.
Each of these potential benefits is explained in more detail in Part E, Section 2.
1.5 WHAT ARE THE KEY DISADVANTAGES TO JAMES HARDIE OF THE PROPOSAL?
James Hardie believes that there will be several disadvantages to the James Hardie Group that result from the implementation of the Proposal. The key disadvantages include:
>	an Initial Funding payment to the Trustee of A$184.3 million, and Annual Payments of up to 35% of James Hardie’s Free Cash Flow in each previous financial year will be required to be made by the Performing Subsidiary for each Financial Year during the Term. These payments will reduce the amount of funds available to be utilised by James Hardie, including for funding business growth, making repayments of debt principal and making distributions to Shareholders;

>	James Hardie will have to account for the effect of the Proposal in a way which could result in reported results volatility. An explanation of the accounting and financial effect of the Proposal on James Hardie is contained in Part D;

>	the Proposal is of a long-term nature, having an initial term up to 31 March 2045, and it is potentially of a longer (indeterminate) term. It can only be terminated if the parties agree upon the amount of the Final Payment;

>	restrictions on the ability of James Hardie to undertake certain Specified Dealings, including payment of dividends and capital returns, which are likely to be materially prejudicial to the funding obligations arising under the Proposal;

>	the Proposal will necessitate ongoing monitoring and compliance requirements for James Hardie; and

>	James Hardie will incur costs related to the operations of the Trustee and the Former James Hardie Companies.
Each of these potential disadvantages is explained in more detail in Part E, Section 3.
1.6 WHAT ARE THE KEY RISKS TO JAMES HARDIE OF THE PROPOSAL?
James Hardie believes that the James Hardie Group will be or may become subject to risks from implementing the Proposal. The risks it considers to be the principal risks are that:
>	the benefits to be derived by the James Hardie Group (and in particular its Australian business) from the implementation of the Proposal are likely to be affected if the NSW Government undertakes adverse legislative or regulatory action against James Hardie contrary to the terms of the Final Funding Agreement. If the NSW Government were to take such adverse legislative or regulatory action, James Hardie could be significantly and adversely affected. The continuing support of other governments, regulatory bodies, unions and asbestos diseases groups is also important. If such support were withdrawn, James Hardie might face adverse action by one or more of these bodies;

>	James Hardie may have insufficient cash flow to fund capital expenditure, repayment of debt principal and Shareholder distributions as a result of the Funding Payments to the Trustee;

>	claimants who may have claims against the Former James Hardie Companies but who cannot recover in respect of such claims under the Proposal may seek to exert pressure on James Hardie to expand the scope of the Proposal or to provide compensation outside the scope of the Proposal;

>	the James Hardie Group may not have sufficient Australian taxable income to utilise tax deductions resulting from Funding Payments;

>	James Hardie has agreed to observe a restriction on its ability to undertake certain transactions including certain Distributions, Reorganisations and Non-Arm’s-Length Dealings. Determining whether this restriction applies may delay the implementation of transactions James Hardie wishes to undertake. Also, James Hardie may ultimately be prevented from undertaking particular transactions altogether;
6    James Hardie Industries

PART A — INTRODUCTION AND OVERVIEW
>	if the assets of the Trustee diminish more rapidly than expected (for example, because of an unforeseen escalation in current or expected future Proven Claims, the Trustee is required to pay income tax on investment income, legal costs efficiencies are not achieved, or if funds or income generated or held by the Trustee are less than anticipated), the amount of the Annual Payments may be correspondingly increased (subject to the operation of the Annual Cash Flow Cap);

>	James Hardie may be subject to greater foreign exchange risk arising from the need to make payments to the Trustee in Australian dollars;

>	the complexity and long-term nature of the Proposal including that the intercreditor arrangements may result in future disputes and affect the processes by which or terms on which James Hardie may obtain debt or equity capital;

>	existing product bans and boycotts may not be lifted;

>	the Tax Conditions may cease to be satisfied in a manner which does not permit James Hardie to terminate the Final Funding Agreement; and

>	the Proposal is dependent upon legislation that has been enacted by the NSW Parliament. If this legislation is amended, withdrawn or otherwise repealed, James Hardie or any member of the James Hardie Group may be significantly and adversely affected.
Part E, Section 4 explains the risks of the Proposal in more detail.
1.7 WHAT ARE THE KEY STEPS REQUIRED TO IMPLEMENT THE PROPOSAL?
The key remaining condition which must be satisfied before implementation of the Proposal is Shareholder approval.
A more detailed list of implementation steps and conditions necessary to implement the Proposal is set out in Part C, Section 11.2.
1.8 HOW WILL IMPLEMENTING THE PROPOSAL AFFECT SHAREHOLDERS?
The Proposal will not result in any change in ownership of the James Hardie Group or any change in the proportion of ownership between Shareholders.
If the Proposal is implemented, all Shareholders will have the same ownership interest in James Hardie after implementation as they had before, and will be able to trade CUFS on the ASX and ADRs on the NYSE in the same way as trading takes place today.
The implementation of the Proposal will reduce James Hardie’s cash flow and will thereby reduce the amount of funds available to be utilised by James Hardie, including for making distributions to Shareholders. For further details concerning the reduction in cash flow, and a comparison with the adverse consequences which James Hardie may face if the Proposal is not implemented, see Part E, Sections 3.1 and 6.
1.9 WHAT HAPPENS TO JAMES HARDIE IF THE PROPOSAL DOES NOT PROCEED?
If Shareholders do not approve the implementation of the Proposal, or if for any other reason the Proposal does not proceed:
>	the Final Funding Agreement will not come into effect;

>	the funding available to the Former James Hardie Companies to meet their asbestos-related liabilities will continue to diminish, and unless an alternative source of funding becomes available, Claimants will be adversely affected;

>	members of the James Hardie Group (in particular, the Australian members) are likely to be subject to adverse legislative or regulatory action;

>	members of the James Hardie Group may be subject to increased litigation;

>	releases and extinguishments of civil liability for members of the James Hardie Group, and their respective directors, officers, employees, advisers and agents may be revoked or repealed;

>	James Hardie’s business and results of operations, particularly in Australia, may be adversely affected due to increased product bans and boycotts, negative press coverage and unfavourable consumer sentiment;

>	James Hardie’s share price may be adversely affected due to uncertainties surrounding James Hardie’s potential exposure to the asbestos-related liabilities of the Former James Hardie Companies, including under legislation which may be introduced by one or more of the Australian Government, the NSW Government and other Australian state and territory governments;

>	the morale of employees may suffer, which may in turn adversely affect turnover and operational performance of James Hardie’s businesses; and

>	capital market support for James Hardie may be significantly reduced. This may adversely affect, and potentially severely adversely affect, James Hardie’s ability to obtain debt or equity finance in the future.
Part E, Section 6 explains what happens in these circumstances in more detail.
If the Proposal does not proceed, the Directors and management of James Hardie intend to continue to seek to find an alternative response to the estimated future funding shortfall facing the Former James Hardie Companies, which would be acceptable to all stakeholders, including Shareholders. There can be no assurance, however, that such an alternative response could be developed and would be accepted by all stakeholders.
James Hardie Industries    7

PART A — INTRODUCTION AND OVERVIEW
1.10 WHAT ALTERNATIVE OPTIONS WERE CONSIDERED BY THE DIRECTORS?
The Directors considered various options in assessing how best to address the estimated future funding shortfall facing the Former James Hardie Companies.
In considering alternative options, the Directors considered that any option which did not involve the contribution of additional funding for the benefit of Claimants was unlikely to satisfactorily respond to that shortfall. In addition, until a satisfactory response was provided, some or all of the business and operations of the James Hardie Group (in particular, in Australia) would be at risk of adverse action by governments, regulatory bodies, unions, asbestos diseases groups, customers and consumers.
In considering options involving the contribution of additional funding, the Directors considered proposals involving payment of a lump sum and payments over time.
The Directors concluded that, on balance, the Proposal represents the best option available to address the asbestos-related issues facing James Hardie.
Part E, Section 7 explains in more detail some of the key alternative options considered by the Directors.
1.11 HAS THE PROPOSAL BEEN APPROVED BY OTHER PARTIES?
Whilst they were not signatories to the Final Funding Agreement, the ACTU, UnionsNSW and a representative of Asbestos Diseases Groups were closely involved in settling the terms of the Final Funding Agreement. The ACTU, UnionsNSW and a representative of Asbestos Diseases Groups are also parties to a deed of release in their favour, as summarised in Part F, Section 2.5. Those persons were also signatories to the Heads of Agreement signed on 21 December 2004, which set out the agreed key principles which formed the basis of negotiations leading to the settlement of the Final Funding Agreement. The Final Funding Agreement is broadly consistent with the principles set out in the Heads of Agreement.
In particular, when the execution of the Final Funding Agreement was announced, the ACTU Secretary, Greg Combet, endorsed the Final Funding Agreement as “...balancing the need to provide justice and proper compensation for the Australian victims of James Hardie asbestos products with the need to ensure the company can continue as a commercially successful business”.
The ACTU has called on all unions and others in the community to lift any remaining bans or boycotts of James Hardie products. Under the terms of the deed of release, each of the ACTU, UnionsNSW and a representative of Asbestos Diseases Groups is obliged to use their respective best endeavours to seek the lifting of such bans and boycotts.
1.12 HAS THE PROPOSAL BEEN INDEPENDENTLY REVIEWED?
James Hardie has appointed an Independent Expert, Lonergan Edwards & Associates Limited, to assess independently the merits of the Proposal. In its capacity as Independent Expert, Lonergan Edwards & Associates Limited has concluded that the Proposal is in the best interest of James Hardie and its enterprise as a whole.
You should refer to the Independent Expert’s Report in Annexure A where the Independent Expert sets out why it believes the Proposal is in the best interest of James Hardie and its enterprise as a whole.
1.13 WHAT DO THE DIRECTORS RECOMMEND?
The Directors unanimously recommend that you vote in favour of the resolution to approve and implement the Proposal. Each Director intends to vote in favour of the Proposal in respect of his or her own holdings.
1.14 WHAT DO SHAREHOLDERS HAVE TO DO?
You should read and carefully consider all of the information in this document before determining how you will vote in relation to the Proposal. To the extent that you have any questions, these questions can be submitted in advance of the Extraordinary Information Meeting and the Extraordinary General Meeting, to be answered during these meetings. You can also ask questions at these meetings, without submitting those questions in advance. Information is also available on the James Hardie Shareholder Helpline, available between 8:00am and 6:00pm AEDT on Business Days. Call 1800 021 321 within Australia, or (+61 2) 9638 9889 from outside Australia.
In order to vote, please follow the instructions in the voting instructions accompanying this document.
Although voting is not compulsory, your vote is important and the Directors encourage you to vote in relation to the Proposal.
8   James Hardie Industries

Part B
Background to the Proposal
James Hardie Industries   9

PART B — BACKGROUND TO THE PROPOSAL
1. OVERVIEW
This Part sets out background information to the Proposal, including:
>	James Hardie’s past association with asbestos;

>	the establishment of the MRCF in February 2001;

>	the October 2001 reorganisation of the Former James Hardie Group;

>	the establishment and findings of the Jackson Commission;

>	the Heads of Agreement entered into by James Hardie, the NSW Government, the ACTU, UnionsNSW and a representative of Asbestos Diseases Groups on 21 December 2004;

>	the involvement of the MRCF in the Proposal;

>	the NSW Government Review of Legal and Administrative Costs of Dust Diseases Compensation Claims;

>	the actuarial quantification of asbestos liabilities of the Former James Hardie Companies; and

>	information on James Hardie’s current businesses.
2. JAMES HARDIE’S PAST ASSOCIATION WITH ASBESTOS
The Former James Hardie Companies, which are no longer part of the James Hardie Group, were involved in asbestos-related activities.
As far as James Hardie is aware, none of the companies within the current James Hardie Group, with the exception of Studorp Limited (a New Zealand subsidiary), has at any time had any involvement with the manufacture or distribution of products containing asbestos. Although it is difficult to predict the incidence or outcome of future litigation, James Hardie believes that, in the absence of governmental action introducing legislation or a change in common law, there is no asbestos-related liability pertaining to the current James Hardie Group except in relation to Studorp Limited (as described in Section 2.3.1).
Details of the Former James Hardie Companies’ asbestos-related activities, as well as the asbestos-related liability position of the current James Hardie Group, are described further in this Section.
2.1 BACKGROUND
Historically, the use of asbestos in Australia was widespread, particularly between 1945 and 1980. It was used in many products for its fire-retardant properties, by hundreds of companies and by numerous government entities. As information about the dangers posed by the different forms of asbestos grew, and as the connection between asbestos and certain diseases became more certain, most companies in Australia, including the Former James Hardie Companies, first controlled exposure to asbestos and then stopped using or producing asbestos altogether.
An actuarial and insurance industry review undertaken by KPMG Actuaries in August 2004, which was updated to September 2006, estimated that the total cost of Australian asbestos liabilities in relation to personal injury claims may exceed A$9 billion, although KPMG Actuaries acknowledged the uncertainty in predicting a definitive figure. A breakdown of this cost estimate is set out in the following table:

ENTITY	ASBESTOS LIABILITIES ESTIMATE[1] (A$)

Federal Government	$1.2 billion
State Governments (including Statutory Workers’ Compensation Funds)	$1.3 billion
Former James Hardie Companies	$1.6 billion
Other corporations (excluding the Former James Hardie Companies)	$1.2 billion
Insurance industry	$2.0 billion
Dust Diseases Board	$1.6 billion

Total Estimate — Mid point of range	$8.9 billion

Former James Hardie Companies as % of total (mid point)	18.0%

Notes:
1.	All figures are net present values of the expected liabilities and are estimated as at 30 September 2006. Except for the Former James Hardie Companies, the numbers are a midpoint of a range assessment. The Liability Estimate for the Former James Hardie Companies is the Discounted Central Estimate as of 30 September 2006. All figures exclude any impact of potential cost savings arising from the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 (NSW).
10   James Hardie Industries

PART B — BACKGROUND TO THE PROPOSAL
Further details of the law relating to compensation for asbestos-related disease in Australia are provided in Part F, Section 3.1.
The past association of Former James Hardie Group entities with asbestos-related activities arose predominantly through Australian and New Zealand manufacturing and distribution operations. Former James Hardie Group entities also conducted export activities and held investments in foreign companies which were involved in asbestos-related activities.
The types of asbestos used in products produced by Former James Hardie Companies in the past included chrysotile (white asbestos), amosite (brown asbestos) and crocidolite (blue asbestos).
Up to 1987, Former James Hardie Group entities were involved in the manufacture and distribution of a variety of products containing asbestos, including:
>	asbestos cement building products;

>	asbestos cement pipes;

>	brake linings and other friction products; and

>	insulation products.
Former James Hardie Companies ceased using crocidolite in 1968 and then phased out the use of all other forms of asbestos by 1987. The insulation business was closed in 1974. In 1981, James Hardie pioneered the manufacture of the world’s first asbestos-free fibre cement products. The building products business ceased using asbestos by 1985; the pipes business ceased using asbestos by 1987; and the brakes business ceased using asbestos by 1984 and was sold in 1987. James Hardie products manufactured since those dates have not contained any asbestos.
Following earlier bans of amosite and crocidolite, the National Occupational Health and Safety Commission in Australia finally banned the importation and use of chrysotile in October 2001, to take effect from 31 December 2003.
As far as James Hardie is aware, none of the companies within the current James Hardie Group, with the exception of Studorp Limited, has at any time had any involvement with asbestos-related activities.
2.2 PAST ASSOCIATION WITH ASBESTOS IN AUSTRALIA
The Former James Hardie Companies which manufactured and distributed products containing asbestos were:
>	James Hardie & Coy Pty Ltd (now known as Amaca) (between 1937 and 1987);

>	Hardie-Ferodo Pty Limited (later Jsekarb Pty Ltd and now known as Amaba) (between 1961 and 1987); and

>	James Hardie Industries Limited (the holding company of the Former James Hardie Group, now known as ABN 60) (up to 1937).
In addition, Amaca also had interests in:
>	Asbestolite Pty Limited (a joint venture with Wunderlich Ltd — now Seltsam Ltd, a CSR company) (between 1941 and 1961) which became 100% owned by Amaca (in 1961); and

>	Hardie-BI (a partnership with CSR Limited) (between 1964 and 1974).
Asbestos Mines Pty Ltd (a former subsidiary of ABN 60 and Amaca), now known as Marlew Mining Pty Ltd (in liquidation), operated an asbestos mine in Baryulgil, NSW between 1944 and 1976. From 1944 to 1953, Marlew was operated as a joint venture between Amaca and Wunderlich Ltd. From 1954 to its sale in 1976, Marlew was 100% owned by ABN 60. Marlew is discussed in further detail in Part C, Section 2.10.
As far as James Hardie is aware, at the date of this document all finalised claims against the Former James Hardie Companies for asbestos-related compensation which are due and payable have been paid. Before the establishment of the MRCF in February 2001, the Former James Hardie Companies paid these claims directly. After February 2001, claims have been paid by Amaca and Amaba under the ownership and management of the MRCF. Before the establishment of the ABN 60 Foundation in March 2003, ABN 60 paid relevant claims against it directly. After March 2003, claims have been paid by ABN 60 under the ownership and management of the ABN 60 Foundation.
Prior to the time at which Amaca and Amaba left the Former James Hardie Group in February 2001 upon the establishment of the MRCF, the Former James Hardie Companies had paid A$135 million since the late 1980s in relation to asbestos-related liabilities.
2.3 PAST ASSOCIATION WITH ASBESTOS OUTSIDE AUSTRALIA
A James Hardie Group subsidiary in New Zealand, Studorp Limited, previously manufactured products containing asbestos.
ABN 60 also held shares in companies that manufactured products containing asbestos in Indonesia and Malaysia, and held minority shareholdings in companies that conducted asbestos mining operations based in Canada and southern Africa.
Former James Hardie Group entities also exported asbestos products to various countries around the world.
It should be noted that the funding to be provided to the Trustee under the Proposal is only available for the purposes of paying Proven Claims against the Former James Hardie Companies which are made in Australia and arise from exposure to asbestos in Australia, the expenses of operating the Trustee and the Former James Hardie Companies, and certain related costs and expenses. Accordingly, funding provided to the Trustee will not be available for the purpose of meeting any non-Australian asbestos-related claims. Further details of the restrictions on use of funds are set out in Part C, Section 2.2.1.
James Hardie Industries   11

PART B — BACKGROUND TO THE PROPOSAL
2.3.1 New Zealand
A James Hardie subsidiary in New Zealand, Studorp Limited, manufactured asbestos cement building products between 1938 and 1983 and pipes between 1959 and 1987, at a plant in Penrose, New Zealand.
In New Zealand, asbestos-related disease compensation claims are managed by the state-run Accident Compensation Commission (“ACC”). Studorp Limited, like all businesses in New Zealand, contributed financially to the ACC fund as required by law via payment of an annual levy whilst it carried on business. Like all other businesses in New Zealand, James Hardie NZ Limited currently makes contributions to the ACC. All decisions relating to the amount and allocation of payments to claimants in New Zealand are made by the ACC in accordance with New Zealand law.
In addition to the ACC payments, Studorp Limited, based on a deed entered into between Studorp Limited and unions in 1987, has undertaken to make ex-gratia payments to certain qualifying former employees. Any such individual payments are capped at NZ$35,100 and will be made by Studorp Limited. There have been two such payments made under this deed during the last 10 years.
A number of claims with a New Zealand connection have been brought in Australia against Amaca and ABN 60. These claims are discussed further in Part F, Section 3.2.1.
2.3.2 Indonesia and Malaysia
ABN 60 was a party to joint ventures conducted through companies that manufactured products containing asbestos in Malaysia from 1966 and Indonesia from 1969. ABN 60 sold its investments in Indonesia in 1985 and in Malaysia shortly thereafter, and has not received any claims for asbestos-related liabilities in respect of Indonesia or Malaysia either prior to or since the sale of its investments in either country.
2.3.3 Shareholdings in mining investments outside Australia
ABN 60 held a minority shareholding in one of its asbestos suppliers in Canada between 1964 and 1981.
In the 1950s, ABN 60 also held shares in an English company that owned and mined asbestos deposits in southern Africa.
As far as James Hardie is aware, ABN 60 has not received any claims in relation to asbestos-related liabilities in respect of these investments either prior to or since the sale of its shareholding in either company.
2.3.4 Export activity
Former James Hardie Companies exported modest volumes of products containing asbestos to the US in the late 1960s through to the early 1980s.
Since 1980, there have been ten claims from the US against one of the Former James Hardie Companies. All of these claims have been resolved: eight by dismissal without payment, and two were settled. Of these two settled claims, one was settled over 20 years ago for a de minimus amount and one was settled more recently by the MRCF. No new claims from the US against Former James Hardie Companies have been filed since 2002.
Given the modest quantities of sales and limited product range and distribution in the US, James Hardie has no reason to consider that the numbers and significance of additional legitimate cases in the US against the Former James Hardie Companies would be anything other than minimal.
Exports of products containing asbestos were also made to many other countries, but to date only ten claims arising from these activities have been made against the Former James Hardie Companies. All of these claims have settled without any admission of liability by a Former James Hardie Company, and none of the claims has involved nor is expected to involve any of the Former James Hardie Companies incurring any material liability. For further information about these claims, see Part F, 3.2.2.
2.3.5 United States gypsum business
James Hardie disposed of its US gypsum business in April 2002. James Hardie’s gypsum business consisted of operations acquired between June 1987 and February 1997. It operated only in the US. Although James Hardie did not use asbestos in its gypsum business, it has given an indemnity to the purchaser of the gypsum business with respect to asbestos-related claims arising from the gypsum business. For further details refer to Part F, Section 3.2.3.
2.3.6 Claims against the current James Hardie Group
There have been 29 other claims outside Australia against James Hardie Group subsidiaries that have never manufactured or sold products containing asbestos. All of these claims have been dismissed without payment, except for nine, several of which are inactive and none of which is likely to result in significant litigation, or any liability.
3. THE ESTABLISHMENT OF THE MRCF AND THE 2001 REORGANISATION
3.1 BACKGROUND TO EVENTS IN 2001
In the period from 1985 to 1998, both Amaca and Amaba had sold their operating businesses and their predominant activity had become the management and settlement of asbestos-related claims against them.
In 1998, the Former James Hardie Group (of which the parent entity was ABN 60) began to implement further corporate restructuring (the “1998 Reorganisation”).
3.1.1 Objectives of the 1998 Reorganisation
From approximately 1996, the Former James Hardie Group divested a number of its underperforming and non-core assets and significantly invested in its core fibre cement and gypsum businesses, particularly in the United States where growth was strongest. Consequently, by 1998 approximately 70% of the Former James Hardie Group’s earnings were being generated in the United States.
The 1998 Reorganisation sought to address the then increasing structural imbalance within the Former James Hardie Group which resulted from the corporate management and shareholder base being located in
12   James Hardie Industries

PART B — BACKGROUND TO THE PROPOSAL
Australia, and the Former James Hardie Group’s earnings being predominantly generated in the United States. As set out in the information memorandum for the 1998 Reorganisation, the primary objectives of the 1998 Reorganisation were to:
>	relocate the Former James Hardie Group’s operational headquarters to its key market in the United States;

>	improve the Former James Hardie Group’s overall financial efficiency by recapitalising the group with a new debt funding structure;

>	increase the Former James Hardie Group’s shareholder base in the United States;

>	generate higher after-tax earnings by taking advantage of tax initiatives established in The Netherlands known as the “financial risk reserve regime”; and

>	increase the potential value of the Former James Hardie Group’s operational business by segregating non-core assets for potential disposal.
To achieve these objectives, it was proposed to form a new intermediate holding company in The Netherlands, James Hardie NV (“JH NV”), to hold the operating assets of the Former James Hardie Group and pursue an initial 15% capital raising and listing of that entity on the NYSE.
The proposal did not involve the divestiture of any Former James Hardie Companies with asbestos-related liabilities. Rather, under the 1998 Reorganisation, ABN 60 continued to own the companies within the Former James Hardie Group with asbestos-related liabilities.
3.1.2 Steps taken to implement the 1998 Reorganisation
On 2 July 1998, ABN 60 announced the 1998 Reorganisation. On 16 September 1998, an information memorandum was sent to ABN 60 shareholders who subsequently approved the 1998 Reorganisation on 16 October 1998.
In anticipation of the NYSE listing of JH NV, the following steps had been implemented:
>	the formation of JH NV;

>	the transfer, at fair market value, to subsidiaries of JH NV, of all of the fibre cement businesses, the US gypsum wallboard business, the Australian and New Zealand building systems business and the Australian windows business, all of which, except for the fibre cement businesses, were subsequently sold;

>	a debt financing, consisting of an issuance of notes to US purchasers, and the arrangement of an Australian credit facility; and

>	the relocation of most senior executives and managers to operational headquarters in the United States.
3.1.3 Decision not to proceed with the equity offering
In early 1999, it became apparent to the Former James Hardie Group that there was insufficient market demand for an equity offering in the US. This was due to a number of reasons including the Russian debt crisis at the end of 1998, the emerging appeal of the new dot.com companies and the corresponding equity market unattractiveness of manufacturing and commodity businesses such as the Former James Hardie Group’s US gypsum business. Accordingly on 5 March 1999, ABN 60 decided to withdraw the proposed equity offering.
Following the withdrawal of the equity offering, the Former James Hardie Group structure (in summary form) was as follows:
GROUP STRUCTURE
James Hardie Industries   13

PART B — BACKGROUND TO THE PROPOSAL
It was clear to ABN 60 that US investors would be less inclined to invest in the Former James Hardie Group if companies within the group continued to have potential asbestos-related liabilities.
3.2 ESTABLISHMENT OF THE MRCF
3.2.1 Alternatives considered by ABN 60
Following the withdrawal of the equity offering, ABN 60 began to assess options to deal with a number of unresolved issues with the Former James Hardie Group structure, including:
>	increasing the Former James Hardie Group’s shareholder base in the United States and generating higher after-tax earnings by taking advantage of the financial risk reserve regime in The Netherlands. These objectives could be addressed by the incorporation of a new ultimate holding company in The Netherlands (see Section 3.3); and

>	potentially increasing the market value of the core operating assets of the Former James Hardie Group by removing Amaca and Amaba from the Former James Hardie Group while making provision for asbestos claimants. Amaca and Amaba held the vast majority of asbestos-related liabilities within the Former James Hardie Group. ABN 60 identified that investors discounted the value of the operating assets of ABN 60’s subsidiaries due to the retention of Amaca and Amaba within the Former James Hardie Group.
Options considered to resolve the second issue included the sale of the companies with asbestos-related liabilities to third parties, reinsurance or the establishment of a trust to which ABN 60’s interests in Amaca and Amaba would be transferred.
In December 2000, ABN 60 management determined that the trust option was the most practically achievable option. It therefore decided to evaluate further the separation of Amaca and Amaba from the Former James Hardie Group by establishing a trust known as the Medical Research and Compensation Foundation, or MRCF. The trustee of the MRCF would own and control all of the shares in Amaca and Amaba in trust for the purposes of compensating sufferers of asbestos-related diseases with claims against Amaca and Amaba and funding medical research aimed at finding cures for these diseases.
3.2.2 Determination of the funding position of Amaca and Amaba
There were concerns that the directors of ABN 60 could not, consistently with their directors’ duties, either:
>	transfer ABN 60’s shares in Amaca and Amaba to the MRCF for no consideration; or

>	provide the MRCF with funding in addition to the net assets of Amaca and Amaba.
This was because legal advice had indicated that Amaca might have a surplus of assets at the time of the proposed transfer on the basis that future claimants were not considered “creditors” under the Australian Corporations Law. In transferring shares for nil value and providing additional funding, ABN 60’s directors might have been considered to be giving away value to the detriment of its shareholders.
To deal with the first concern, ABN 60 commissioned an independent determination of the value of the shares in Amaca and Amaba. The independent determination valued these shares at nil.
In relation to the second concern, ABN 60 utilised actuarial estimates prepared by Trowbridge Consulting (valuation date 31 March 2000) which had been commissioned by ABN 60 to provide an estimate as to the future asbestos liabilities of Amaca and Amaba. The Trowbridge Consulting actuarial estimate stated that the best estimate of the asbestos liabilities of Amaca and Amaba on an undiscounted basis (that is, actual payments over time) was A$734 million, and on a discounted basis was A$322.6 million (using actuarial debt-based discount rates).
Management of ABN 60 undertook a cash flow analysis to determine the level of funding which would be needed by Amaca and Amaba to meet the above mentioned undiscounted actuarial estimate of future asbestos liabilities. The cash flow analysis undertaken by ABN 60 management and presented to the board of directors of ABN 60 indicated that Amaca and Amaba would require net assets of approximately A$293 million to be invested in order to meet this undiscounted best estimate: a figure significantly in excess of their existing net asset position (which at that time was estimated to be approximately A$214 million). The reason that ABN 60’s estimate of A$293 million differed from the actuarial discounted estimate of A$322.6 million was because the actuarial discounted estimate was calculated using long-term debt-based discount rates, whereas the ABN 60 estimate was calculated using an average investment rate of return which was higher than a debt-based rate of return.
The board of ABN 60 considered that Amaca and Amaba should have the capacity to fund the undiscounted best estimate of their asbestos-related liabilities. The ABN 60 directors also considered legal advice supporting the grounds upon which the directors could make additional funding available to achieve this outcome.
ABN 60 determined to provide additional funding required to meet this undiscounted best estimate, as well as a contribution of A$3 million to the MRCF to be applied towards medical research directed towards finding a cure for asbestos-related diseases. The additional funding (which had an estimated net present value of approximately A$79 million) was proposed to be provided by way of fixed yearly payments by ABN 60 to each of Amaca and Amaba under the 2001 Deed of Covenant and Indemnity. Under the 2001 Deed of Covenant and Indemnity, ABN 60 had the right to prepay the net present value of the remaining outstanding amounts after a specified period, and assumed that this right would be exercised in determining the additional funding required. Amaca and Amaba each had the right to call for ABN 60
14   James Hardie Industries

PART B — BACKGROUND TO THE PROPOSAL
to pay the net present value of the remaining payments if asbestos-related claims costs exceeded a certain amount. Under the 2001 Deed of Covenant and Indemnity, Amaca and Amaba also gave certain covenants and undertakings not to bring any asbestos-related claims against ABN 60 or to make claims with respect to payments previously made by Amaca and Amaba to ABN 60 or its affiliates. Amaca and Amaba also indemnified James Hardie (and other entities within the James Hardie Group which were related bodies corporate of ABN 60), and their respective present or past directors, officers, employees and agents, for all claims against and losses suffered by these persons arising from the marketing, manufacture, processing, sale, distribution or importation by Amaca and Amaba of asbestos or products containing asbestos. If ABN 60 wished to have the benefit of these covenants, undertakings and indemnities, it was obliged to make the specified payments in accordance with the terms of the 2001 Deed of Covenant and Indemnity.
3.2.3 Steps taken to establish the MRCF and its initial funding position
The establishment of the MRCF involved the following steps:
>	the trustee of the MRCF was incorporated in NSW as a public company limited by guarantee on 15 February 2001. A wholly-owned subsidiary of the MRCF trustee (MRCF Investments Pty Ltd) was also incorporated;

>	Amaca, Amaba and ABN 60, entered into the 2001 Deed of Covenant and Indemnity, and certain other agreements dealing with their position upon leaving the Former James Hardie Group;

>	ABN 60 made a payment of A$3 million to the MRCF to be used for medical research aimed at finding treatments and cures for asbestos-related diseases; and

>	ABN 60’s shareholdings in Amaca and Amaba were cancelled, and new shares were issued by those companies so that:
–	the MRCF trustee held 50% of the shares in Amaca, with the MRCF trustee’s wholly-owned subsidiary, MRCF Investments Pty Ltd, holding the other 50%; and

–	Amaca owned all the shares in Amaba.
At that time, the assets of Amaca and Amaba included a portfolio of long-term securities, a substantial cash reserve, a loan receivable earning interest, properties which earned rent and certain insurance policies which covered various types of claims including all workers’ compensation claims. The net value of these assets at establishment was approximately A$214 million. In addition, under the 2001 Deed of Covenant and Indemnity ABN 60 expected to make payments to Amaca and Amaba which had a then net present value of approximately A$79 million (assuming that ABN 60’s prepayment right was exercised). On this basis, ABN 60 calculated that the total asset value of Amaca and Amaba at the time of the MRCF establishment was approximately A$293 million, which had been estimated by ABN 60 management to be sufficient, when invested, to meet the undiscounted best estimate of Amaca and Amaba’s asbestos-related liabilities prepared by Trowbridge Consulting.
The group structures of the Former James Hardie Group and the MRCF were then as follows:
GROUP STRUCTURE
James Hardie Industries   15

PART B — BACKGROUND TO THE PROPOSAL
3.2.4 Management and control of the MRCF and asbestos claims
Since its establishment in February 2001, the MRCF has been managed by an independent trustee and operated entirely independently of the James Hardie Group. James Hardie does not control (directly or indirectly) the activities of the MRCF in any way, and from 16 February 2001, has not owned or controlled (directly or indirectly) the activities of Amaca or Amaba.
The MRCF trustee is responsible for the management of claims against Amaca and Amaba and the investment of their assets. James Hardie has no economic interest in the MRCF, the MRCF trustee, Amaca or Amaba, and has no right to dividends or capital distributions made by the MRCF, the MRCF trustee, Amaca or Amaba.
3.3 2001 REORGANISATION
3.3.1 Rationale for the 2001 Reorganisation
While the establishment of the MRCF had separated the Former James Hardie Group from the asbestos liabilities and had sought to make provision for asbestos claimants, it had not resolved the tax inefficiencies present in the group’s structure. High non-Australian withholding taxes would have been incurred in the process of repatriating offshore generated income (89% of total income by 2000) back to the predominantly Australian shareholder base (approximately 90% of total shareholders at that time). To address this issue, it was decided a more efficient tax structure would be to domicile a newly created holding company in The Netherlands, which would take advantage of the Dutch financial risk reserve regime and the double taxation treaty between The Netherlands and the United States. Based on the then current forecasts of James Hardie’s business growth in the United States, it was expected that James Hardie’s effective tax rate would be in the order of 25–30% following the reorganisation, rather than the 40–50% expected if the reorganisation did not proceed.
3.3.2 Implementation of the 2001 Reorganisation
On 24 July 2001, ABN 60 announced a further plan of reorganisation and capital restructuring (the “2001 Reorganisation”) which was proposed primarily to address these tax inefficiencies. The 2001 Reorganisation was conducted by way of a court-approved scheme of arrangement under the Corporations Act 2001 (Cth). It was approved by ABN 60 shareholders on 28 September 2001 and received unconditional NSW Supreme Court approval on 11 October 2001. The 2001 Reorganisation was completed on 19 October 2001, and included the following steps:
>	the issue of ordinary shares by James Hardie, represented by CUFS on a one-for-one basis, to substantially all ABN 60 shareholders in exchange for their shares in ABN 60, thereby making James Hardie the ultimate holding company of ABN 60 and JH NV;

>	the transfer by ABN 60 of all of the outstanding shares of JH NV (which directly or indirectly held substantially all of the assets of the Former James Hardie Group at that time) to James Hardie. The consideration for the transfer was James Hardie’s then market capitalisation, less the book value of the assets of ABN 60 and its subsidiaries, plus the sum of the book amount of the liabilities of ABN 60 and its subsidiaries. ABN 60 then returned this amount to James Hardie (ABN 60’s sole shareholder) by way of a capital return and a dividend distribution;

>	in order to avoid detriment to creditors of ABN 60 arising from the capital return and distribution, ABN 60 issued 100,000 partly paid shares to James Hardie for a total issue price approximately equal to the market value of the Former James Hardie Group immediately prior to the scheme’s implementation (which equalled approximately A$1.9 billion and was the amount returned to James Hardie by way of the capital return and dividend distribution). There was an initial subscription price paid of A$50 per partly paid share (that is, for a total subscription price of A$5 million), and the remainder was left uncalled; and

>	the quotation of the shares of James Hardie, represented by James Hardie CUFS, on the ASX, and the quotation of ADRs, representing James Hardie CUFS which in turn represent shares of James Hardie, on the NYSE.
3.3.3 Partly paid shares
As described above, one of the proposed steps necessary to implement the 2001 Reorganisation was a capital return and distribution by ABN 60 to James Hardie. At the time of the 2001 Reorganisation, it was decided not to undertake a detailed review of ABN 60’s creditors in order to determine whether ABN 60’s assets were sufficient such that the capital return and dividend distribution would not prejudice the interests of ABN 60’s creditors. This was because ABN 60 was a guarantor of certain subsidiaries’ obligations under various business sale agreements, but at the time of the 2001 Reorganisation it was not possible to ascertain whether these guarantees carried material liabilities. Instead, the partly paid shares were created to preserve the net worth of ABN 60, so that the capital return and distribution could proceed within the proposed timetable.
ABN 60 issued 100,000 partly paid shares to James Hardie. The total price payable by James Hardie for these shares was equivalent to the amount which ABN 60 was to return to James Hardie as a capital return and distribution. James Hardie made an initial payment of A$5 million, but was not obliged to pay any of the remainder of the subscription price for the partly paid shares unless ABN 60 made a call on James Hardie to do so. Under the terms of the partly paid shares, ABN 60 could only make a call on James Hardie to pay any unpaid portion of the partly paid shares to the extent that ABN 60 could not satisfy its liabilities and would be insolvent without the additional payment from James Hardie. It was not possible to make a call on the partly paid shares for any other purpose. The partly paid shares were issued
16    James Hardie Industries

PART B — BACKGROUND TO THE PROPOSAL
to preserve the position of ABN 60’s creditors, not for the purpose of providing additional funding to the MRCF trustee or its subsidiaries.
At the time of the 2001 Reorganisation, Amaca and Amaba were creditors of ABN 60 in relation to the specified payments by ABN 60 under the 2001 Deed of Covenant and Indemnity. ABN 60 had sufficient assets at this time to meet its liabilities, including the specified payments to Amaca and Amaba, without having to make a call on the partly paid shares.
3.3.4 Results of the 2001 Reorganisation
As a result of the implementation of the 2001 Reorganisation, James Hardie has achieved considerable tax savings arising from the Dutch financial risk reserve regime. By 31 March 2006, these savings totalled US$70.1 million.
ABN 60 had been listed in Australia on the ASX and following the 2001 Reorganisation the new holding company, James Hardie, replaced ABN 60 on the ASX and controlled the same assets and liabilities as ABN 60 had controlled as a holding company immediately prior to the 2001 Reorganisation. The James Hardie Group structure and the MRCF structure (in summary form) were then as follows:
RESULTS OF THE 2001 REORGANISATION
ABN 60 became a subsidiary of the new James Hardie Group following the 2001 Reorganisation. After the 2001 Reorganisation, ABN 60 was expected to be able to meet its liabilities from its own assets. Only to the extent necessary to avoid insolvency, ABN 60 could also call on the partly-paid shares. At this time, ABN 60’s only liability to Amaca and Amaba was to make payments under the terms of the 2001 Deed of Covenant and Indemnity. The 2001 Reorganisation did not alter or extinguish any liabilities of ABN 60 arising from its past association with asbestos. The 2001 Reorganisation also did not alter or extinguish any asbestos-related liabilities of Amaca or Amaba.
3.4 ESTABLISHMENT OF ABN 60 FOUNDATION
Following the successful sale of the majority of James Hardie’s gypsum assets in April 2002, ABN 60 commenced a review of its financial position in late 2002 (including the guarantees provided by ABN 60 in relation to business sale agreements). This was done in anticipation of a successful sale of the remainder of James Hardie’s gypsum business (which was eventually completed in March 2003). Following this sale, the James Hardie Group had sufficient cash such that ABN 60 could be transferred from the James Hardie Group with sufficient cash to meet its liability under the 2001 Deed of Covenant and Indemnity to Amaca and Amaba. The transfer of ABN 60 from the James Hardie Group on this basis would not have been practicable prior to the sale of James Hardie’s gypsum assets.
As contemplated under the 2001 Deed of Covenant and Indemnity, and in order to achieve a further separation of the James Hardie Group from potential asbestos-related liabilities, James Hardie offered to transfer ABN 60 to the MRCF trustee. However, before doing so, the directors of both ABN 60 and James Hardie wanted to confirm that the assets remaining in ABN 60 would be sufficient to meet its liabilities and that no creditors of ABN 60 were disadvantaged.
James Hardie Industries   17

PART B — BACKGROUND TO THE PROPOSAL
Accordingly, a lengthy and detailed review of the assets and liabilities of ABN 60 was completed. This included a detailed evaluation of potential future claims which could be made against ABN 60 related to its past business activities. ABN 60 determined that it had liabilities owed to Amaca and Amaba under the 2001 Deed of Covenant and Indemnity, with a net present value of approximately A$76 million, and that it would be appropriate to have a buffer sufficient to cover any other future potential liabilities. The directors of ABN 60 and James Hardie determined that total assets of ABN 60 of A$94.5 million (which represented surplus net assets of A$18.5 million) would be more than sufficient to meet its liabilities and potential future liabilities. Therefore, it was no longer necessary for the partly paid shares to exist, nor appropriate if ABN 60 were to be outside the James Hardie Group.
The decision to cancel the partly paid shares was considered in light of the various external independent legal opinions provided to ABN 60 and James Hardie, and after performing due diligence and detailed analysis. Accordingly, on 14 March 2003, ABN 60 cancelled the partly paid shares at the request of its sole shareholder James Hardie, in anticipation of the transfer of ABN 60 to the MRCF trustee.
By late March 2003, it had become apparent that the MRCF and James Hardie would not be able to agree on the terms for the transfer of ABN 60. Instead, on 31 March 2003, James Hardie transferred ABN 60 to a new foundation, the ABN 60 Foundation. The trustee of the ABN 60 Foundation was established to be the sole shareholder of ABN 60.
Following the establishment of the ABN 60 Foundation and transfer of shares in ABN 60 to it, James Hardie no longer owned any shares in ABN 60. The ABN 60 Foundation was and is managed by an independent trustee and operates entirely independently of the James Hardie Group. James Hardie does not own or control (directly or indirectly) the assets or activities of ABN 60 or the ABN 60 Foundation in any way, it has no economic interest in ABN 60 or the ABN 60 Foundation, and it has no right to dividends or capital distributions made by the ABN 60 Foundation or ABN 60.
At this stage, the James Hardie Group structure, the MRCF structure and the ABN 60 Foundation structure (in summary form) were as follows:
ESTABLISHMENT OF ABN 60 FOUNDATION
18   James Hardie Industries

PART B — BACKGROUND TO THE PROPOSAL
3.5 INDICATIONS OF ESTIMATED FUTURE FUNDING SHORTFALL
The MRCF trustee first raised the possibility of a potential future funding shortfall of the MRCF with ABN 60 management in discussions in April 2001. At the time, the potential funding shortfall was unquantified. Over the course of the next two years, the MRCF trustee approached the management of each of ABN 60 and James Hardie on a number of occasions seeking a voluntary contribution from James Hardie with respect to the potential funding shortfall. During this period, the MRCF trustee provided James Hardie management with a number of different estimates of the potential funding shortfall. Negotiations between the parties to agree the amount and terms of any voluntary funding contribution stalled in March 2003.
In September 2003, the MRCF trustee sent James Hardie management a letter seeking to obtain further funding from James Hardie and outlining possible causes of action that it believed to be available to it in respect of the establishment of the MRCF.
In October 2003, in the course of filing its year end financial accounts, the directors of the MRCF trustee announced that they had obtained revised actuarial advice from Trowbridge Consulting of the estimated asbestos-related liabilities of Amaca and Amaba. By deducting these liabilities from the assets of Amaca and Amaba, the MRCF trustee estimated a future funding shortfall of approximately A$800 million.
The MRCF trustee anticipated that the future funding shortfall would not occur until 2007 and, as far as James Hardie was aware, no person entitled to compensation was going unpaid. In addition, a number of complex and competing issues relevant to the provision of additional funding were considered, including:
>	the need to obtain an independent actuarial assessment to confirm the predicted funding shortfall and to provide greater certainty as to the level of funding that might address that shortfall;

>	investor and Australian community expectations;

>	the legal issues as to how a contribution of funds to the MRCF would be in the best interests of James Hardie and, therefore, as to how its directors could satisfy their duties to act in James Hardie’s best interests;

>	the assessment of the MRCF’s claims administration processes to determine if these processes were reasonable and cost effective; and

>	the inefficiencies in the claims system and the potential of reform to reduce the level of funding required.
While James Hardie was considering these issues and attempting to discuss them with the NSW Government, following calls for an inquiry from unions and asbestos diseases groups, the NSW Government established the Jackson Commission in late February 2004.
4. THE JACKSON COMMISSION
4.1 BACKGROUND
In late February 2004, the NSW Premier announced that a Special Commission of Inquiry would be established to investigate certain matters relating to the establishment and the financial position of the MRCF (“Jackson Commission”).
James Hardie welcomed the establishment of the Jackson Commission. As well as providing an opportunity for James Hardie to respond to its critics concerning the legality of the establishment of the MRCF and subsequent reorganisations, it also provided an opportunity to explore a solution to the funding shortfall advised by the MRCF and, if required, to be a catalyst for reform of the dust diseases claims administration system in NSW.
The Jackson Commission commenced hearing submissions in April 2004. James Hardie made extensive submissions to the Jackson Commission, as well as responding to submissions by other parties and questions from Commissioner Jackson. In addition, a number of current and former executives and officers of James Hardie and the Former James Hardie Group gave evidence before the Jackson Commission.
4.2 SCOPE OF THE INQUIRY
The Jackson Commission was commissioned to inquire into and report on the following matters:
>	the financial position of the MRCF and whether it was likely to meet its future asbestos-related liabilities in the medium to long term (“Terms of Reference One”);

>	the circumstances in which the MRCF was separated from the James Hardie Group and whether this may have resulted in or contributed to a possible insufficiency of assets to meet its future asbestos-related liabilities (“Terms of Reference Two”);

>	the circumstances in which any corporate reconstructions or asset transfers occurred within or in relation to the James Hardie Group prior to the separation of the MRCF to the extent that any of these transactions may have affected the ability of the MRCF to meet its current and future asbestos-related liabilities (“Terms of Reference Three”); and

>	the adequacy of current arrangements available to the MRCF under the Corporations Act 2001 (Cth) to assist the MRCF to manage its liabilities, and whether reform was desirable to assist the MRCF to manage its obligations to current and future claimants (“Terms of Reference Four”).
James Hardie Industries   19

PART B — BACKGROUND TO THE PROPOSAL
4.3 KEY FINDINGS
James Hardie made comprehensive submissions in response to each of the Terms of Reference considered by the Jackson Commission. A copy of all of James Hardie’s submissions is available from the James Hardie website at www.ir.jameshardie.com.au, under the heading of “Asbestos Compensation”.
The Jackson Commission published its report on 21 September 2004. It should be noted that the Jackson Commission was a special commission of inquiry rather than a court, and as such its findings are not legally binding. It is possible that if the matters investigated by the Jackson Commission were the subject of separate litigation, a court could come to one or more different conclusions.
4.3.1 Terms of Reference One: Adequacy of the MRCF funding
The Jackson Commission found that there was a significant estimated future funding shortfall in relation to the asbestos-related liabilities of Amaca and Amaba. In part, this finding was based on an actuarial report prepared by KPMG Actuaries (valuation date 30 June 2003), commissioned by James Hardie, which indicated that the discounted value of the central estimate of the asbestos-related liabilities of Amaca and Amaba was approximately A$1.5 billion. KPMG Actuaries concluded that the significant increase in the estimated liabilities from around 2001 was due in material part to an unforeseeable upward trend in claim numbers and average claims costs. For more information on this upward trend in claim numbers and average claims costs, see Part B, Sections 8.2 and 8.3.4.
Commissioner Jackson found that the net assets of the MRCF and ABN 60 (estimated to be A$179.2 million as at 30 June 2004) were not sufficient to meet these prospective liabilities and were likely to be exhausted in a relatively short timeframe (the first half of 2007).
4.3.2 Terms of Reference Two: Separation of the MRCF
The Jackson Commission observed that the Former James Hardie Group was “perfectly entitled to seek a means whereby it could pursue its business aims without being perceived, rightly or wrongly, as associated with ongoing asbestos liabilities”. It also indicated that the establishment of the MRCF and the establishment of the ABN 60 Foundation were legally effective and that, accordingly, any ongoing asbestos liabilities remained with Amaca, Amaba or ABN 60 (as the case may be). The Jackson Commission also found that no significant liabilities for those claims could likely be made directly against James Hardie or any of the other entities in the James Hardie Group.
The Jackson Commission also found that it was not possible, in money terms, to say that separation directly resulted in, or contributed to, a possible insufficiency of assets to meet the future asbestos-related liabilities of Amaca and Amaba. However, Commissioner Jackson expressed an opinion that “in practical terms” the separation was likely to have had such an effect because if separation of Amaca and Amaba from ABN 60 had not taken place in February 2001, it seemed to him likely that, for the indefinite future, the asbestos-related liabilities of the Former James Hardie Companies would have been treated, as they had been for years, as one of the annual expenses of the James Hardie Group.
In relation to the circumstances of the establishment of the MRCF, the Jackson Commission made certain adverse findings against, among others, Mr Peter Macdonald (the former Chief Executive Officer of ABN 60 and James Hardie) and Mr Peter Shafron (the former General Counsel of ABN 60 and James Hardie and former Chief Financial Officer of James Hardie). Among other matters, the Jackson Commission noted that it found it difficult to accept that ABN 60 management “could really have believed that the funds of the Foundation would have been sufficient to meet all legitimate future asbestos-related claims”. In particular, the cash flow model used by ABN 60 management to estimate the funding required in order to meet the best estimate of liabilities prepared by Trowbridge Consulting was subject to criticism due to the simplistic nature of the model and the earnings assumptions. Commissioner Jackson considered that certain elements of a press release and associated statements issued by ABN 60 at the time of the establishment of the MRCF, which conveyed that the MRCF had been provided with sufficient funds, were “seriously misleading”.
The Jackson Commission criticised Trowbridge Consulting for failing to take account of superimposed inflation in its 13 February 2001 report, and failing to adopt a high projected curve of claims in circumstances where Trowbridge Consulting had no reason to think that the propensity to sue had peaked, and substantial reason to think it had not. The failure to adopt a high curve as a best estimate seemed unjustifiable to Commissioner Jackson, and not consistent with appropriate professional care.
The Jackson Commission also found that the alleged causes of action against James Hardie and its directors, officers or advisers did not cause any material loss to the MRCF or to the asbestos claimants which would create a valuable cause of action against, and therefore a material liability of, any James Hardie Group entity or would lead to any of the restructuring arrangements being reversed by a court. The Jackson Commission noted that none of the proposed claims (primary or secondary) could be regarded as straightforward, and some seemed “speculative indeed”, requiring change in the law or rather radical adaptation. Even assuming success in primary and secondary claims, issues of enforcement against James Hardie would also arise, given that it has limited assets in Australia.
4.3.3 Terms of Reference Three: Corporate restructures
In relation to circumstances in which any corporate restructures may have affected the MRCF’s ability to meet its current and future liabilities, overall the Jackson Commission found that the relevant corporate restructures were for valid business reasons and had not so far adversely affected the ability of the Former James Hardie Companies to meet current and future liabilities.
20   James Hardie Industries

PART B — BACKGROUND TO THE PROPOSAL
4.3.4 Terms of Reference Four: Adequacy of current arrangements
The Jackson Commission concluded that the current arrangements available to the MRCF under the Corporations Act 2001 (Cth) would not assist the MRCF to manage its liabilities. It went on to note that the best long-term solution for satisfying the asbestos-related liabilities of Amaca, Amaba and ABN 60 would be a scheme, for which that proposed by James Hardie during the Jackson Commission hearings might be a good starting point.
To respond to the significant future funding shortfall of the MRCF, on 14 July 2004, James Hardie lodged a submission with the Jackson Commission stating that it would recommend that Shareholders approve the provision of additional funding to enable an effective statute-based scheme for payment of compensation to future claimants for asbestos-related injuries for which Amaca and Amaba were liable.
James Hardie’s proposal included some broad principles which might reduce costs in relation to the claims process, without affecting payments to claimants, to ensure that, in making the voluntary additional funding available, James Hardie’s shareholders were not being asked to fund claims process inefficiencies. The proposal was made without any admission of liability or prejudice to James Hardie’s rights or defences.
A full copy of the Jackson Commission Report can be downloaded from the website of the NSW Government Cabinet Office at www.cabinet.nsw.gov.au/publications (under “Legal Branch”) or James Hardie’s website at www.ir.jameshardie.com.au.
4.4 DEVELOPMENTS DURING AND IMMEDIATELY FOLLOWING THE JACKSON COMMISSION
James Hardie suffered significant negative media coverage, widespread adverse political and public reaction and a deterioration of its share price following the disclosure of the MRCF’s estimated future funding shortfall and throughout and following the Jackson Commission.
4.4.1 Negative media coverage
The Jackson Commission was the subject of extensive media coverage, with particularly widespread reporting of various allegations made by witnesses and counsel against James Hardie and certain of its directors, officers and executives.
From the time the Jackson Commission was announced, James Hardie determined to respect the Jackson Commission process and restrict its statements and comments concerning the matters within the scope of the Jackson Commission to the Jackson Commission proceedings. James Hardie’s officers and executives who were the subject of much of the reporting were scheduled to appear before the Jackson Commission after most other witnesses, which meant that their statements were not admitted into evidence and were not able to be made public, until that time.
This made it difficult for James Hardie to respond publicly to many of the allegations without disregarding the Jackson Commission’s rules on making public the material submitted to it in witness statements and exhibits.
James Hardie’s inability to respond to these allegations at the time they were made resulted in numerous incorrect media reports being published unchallenged.
Repeated accusations and inaccurate statements about specific events (such as the establishment of the MRCF and the 2001 Reorganisation, including the move of the James Hardie Group holding company to The Netherlands and cancellation of the partly paid shares by ABN 60) continue to be made.
Although the level of media coverage declined significantly after James Hardie signed the Heads of Agreement on 21 December 2004, the original allegations still appear in the media. James Hardie now seeks to respond promptly to correct such media statements, where it is appropriate. These responses are published on the James Hardie website at www.ir.jameshardie.com.au.
4.4.2 Investigation by the Australian Securities & Investments Commission (“ASIC”)
On 22 September 2004, ASIC announced that it was conducting an investigation into potential contraventions of certain Australian laws arising from transactions considered by the Jackson Commission. The persons whose conduct is being investigated have not been expressly identified by ASIC.
James Hardie has produced certain categories of documents to ASIC in connection with its investigation. ASIC has also conducted examinations of persons whom it believes may have information relevant to its investigation. James Hardie has been cooperating with ASIC in relation to its investigation.
Under the terms of the James Hardie (Civil Liability) Act 2002 (NSW), if the Proposal is implemented James Hardie, ABN 60, Amaca, Amaba, and their respective current and former officers, employees, advisers and agents have been released from “any civil liability” arising from protected conduct. For further details of the releases of civil liability under the Proposal, see Part C, Section 9.3. Criminal proceedings may still be brought by ASIC against released persons.
4.4.3 Bans and boycotts
During the period of and following the Jackson Commission, bans and boycotts of James Hardie products were imposed by over 170 NSW local councils and also local councils in other Australian states. Bans and boycotts on the use of James Hardie products were publicly announced by various unions and union bodies, including the Victorian Trades Hall Council, the Australian Manufacturing Workers’ Union, and the Construction, Forestry, Mining and Energy Union. These bans and boycotts were supported by various other unions in NSW, South Australia, Australian Capital Territory, Tasmania and Western Australia. The bans and boycotts began to affect James Hardie’s Australian operations in a detrimental way.
James Hardie Industries   21

PART B — BACKGROUND TO THE PROPOSAL
It is, however, difficult to quantify the financial impact of the adverse publicity and bans and boycotts against James Hardie arising from the Jackson Commission and associated circumstances, as it is difficult to identify decisions not to use James Hardie products made in response to boycott pressures and adverse media coverage.
4.4.4 Government actions
James Hardie’s proposal for a statutory scheme offered during the Jackson Commission was rejected by the NSW Government. The NSW Government stated that it would not consider assisting the implementation of any proposal advanced by James Hardie unless it was the result of an agreement reached with the union movement acting through the ACTU and UnionsNSW as well as a representative of Asbestos Diseases Groups. Negotiations between James Hardie and these representatives started on 1 October 2004. The statutory scheme proposed by James Hardie was rejected early in these negotiations.
On 28 October 2004, the NSW Premier announced that the NSW Government would seek that the Ministerial Council, comprising Ministers of the Australian Government and the Australian states and territories, allow the NSW Government to pass legislation to “wind back James Hardie’s corporate restructure and rescind the cancellation of A$1.9 billion in partly paid shares”. The announcement said that “the laws will effectively enforce the liability [for asbestos-related claims] against the Dutch parent”. However, the announcement did not specify how the NSW legislature would successfully impose such a liability upon James Hardie.
On 5 November 2004, the Australian Commonwealth Attorney-General and the Parliamentary Secretary to the Australian Treasurer issued a news release stating that the Ministerial Council for Corporations (“MINCO”) had unanimously agreed to support a negotiated settlement. MINCO also agreed in principle that, if the then current negotiations did not reach an acceptable conclusion, MINCO would consider options for legislative reform. The news release indicated that treaties to enforce Australian judgments in Netherlands and US courts would not be required but that the Australian Government had been involved in communications with Netherlands and US authorities regarding arrangements to ensure that Australian judgments would be able to be enforced where necessary.
On 30 November 2005, the NSW Government introduced a bill into the NSW Parliament known as the James Hardie (Imposition of Corporate Responsibility) Bill. Although the Final Funding Agreement was in fact signed the next day, the introduction of the bill demonstrated that the threat of adverse legislation against James Hardie was both imminent and material. That bill was introduced into the NSW Parliament together with the James Hardie Former Subsidiaries (Winding up and Administration) Bill, namely the bill that was passed and which became the Transaction Legislation, and also together with the bills that were passed and which became the Release Legislation. James Hardie is not aware of the contents of the James Hardie (Imposition of Corporate Responsibility) Bill, as they were not made public, and the bill was withdrawn after the Final Funding Agreement was executed.
James Hardie has no detailed information as to the likely content of any legislation which might be sought to be imposed upon one or more members of the James Hardie Group if the Final Funding Agreement is not approved and implemented, other than as described above. As a result, if such legislation were passed, James Hardie is not currently aware as to whether such legislation would be enforceable in other jurisdictions as a matter of law, or whether the governments passing such legislation would need to agree to special arrangements for enforceability with other jurisdictions in which James Hardie has assets. In the absence of special arrangements to address the enforceability of Australian legislation in other jurisdictions (for instance, the relevant jurisdiction passes specific legislation to this effect), James Hardie considers that the enforceability of such legislation or judgments based upon such legislation in other jurisdictions outside Australia where James Hardie has material assets would not be automatic, and complex legal questions would need to be subject to legal proceedings before the relevant courts would enforce an Australian judgment based on such legislation. Alternatively, if special arrangements were needed to enforce this legislation, James Hardie is also not currently aware as to the likelihood that such arrangements would be agreed between the relevant governments.
4.4.5 Share price movements up to signing of the Heads of Agreement
From 25 February 2004 (the announcement of the establishment of the Jackson Commission) to 20 December 2004 (the day prior to the signing of the Heads of Agreement), James Hardie’s share price deteriorated by 9.2% (see graph on following page), which James Hardie believes was due in part to investor concerns over James Hardie’s exposure to asbestos-related liabilities. During the same period, the S&P/ASX 200 Index appreciated by approximately 20%.
4.4.6 Interim funding for the MRCF
James Hardie has undertaken or announced a number of initiatives to seek to facilitate the continued payment of asbestos-related claims by the MRCF in response to the MRCF’s stated concerns as to the solvency of Amaca or Amaba prior to James Hardie’s entry into the Final Funding Agreement. In November 2004, James Hardie offered to assist the MRCF to obtain interim funding for a period of up to six months from that date. Also in November 2004, James Hardie provided an indemnity to the directors of ABN 60, whereby James Hardie agreed to meet any liability of the ABN 60 directors arising from the release of approximately A$88.5 million in funding to Amaca and
22   James Hardie Industries

PART B — BACKGROUND TO THE PROPOSAL
SHARE PRICE (A$)
Amaba under the 2001 Deed of Covenant and Indemnity (see Section 3.2.2). As a result, ABN 60 released these funds to the MRCF in November and December 2004.
In March 2005, James Hardie renewed its commitment to assist the MRCF to obtain interim funding, if necessary, prior to the Final Funding Agreement being finalised in accordance with the timetable contemplated at that time. However, it was not necessary for James Hardie to provide the MRCF with any additional funding under these arrangements.
On 16 November 2006, James Hardie (through a wholly-owned subsidiary) agreed to provide certain interim funding by way of loan to Amaca, if necessary. Details of the interim funding arrangements are described in Part C, Section 3.2.
5. THE HEADS OF AGREEMENT AND SUBSEQUENT EVENTS
5.1 HEADS OF AGREEMENT
Negotiations between James Hardie, the NSW Government, the ACTU, UnionsNSW and a representative of Asbestos Diseases Groups following the release of the Jackson Commission report culminated in the signing of a Heads of Agreement on 21 December 2004.
Although the Heads of Agreement was not a legally binding document, it set out the agreed position of the parties in relation to the principles on which a binding agreement (known as the Final Funding Agreement) would be based and the key considerations relevant to implementing those principles.
James Hardie Industries   23

PART B — BACKGROUND TO THE PROPOSAL
5.2 EVENTS SUBSEQUENT TO HEADS OF AGREEMENT
On 15 April 2005, James Hardie announced that it had extended the coverage of the future arrangements agreed under the Heads of Agreement to enable the Trustee to settle or meet proven claims against Asbestos Mines Pty Ltd (a former ABN 60 and Amaca subsidiary which conducted asbestos-related mining activities in Baryulgil, NSW) by members of the Baryulgil community.
The James Hardie Former Subsidiaries (Special Provisions) Act 2005 (NSW) came into effect on 23 June 2005. This legislation was enacted by the NSW Parliament to preserve the position as to the ownership and domicile of the Former James Hardie Companies pending the resolution of the future funding shortfall with respect to these companies under the Proposal. The legislation also provided for the external administration and management of the Former James Hardie Companies during this period, as well as the making and payment of claims. The James Hardie Former Subsidiaries (Special Provisions) Act 2005 (NSW) will automatically terminate on the full commencement of the Transaction Legislation associated with the Proposal.
5.3 FINAL FUNDING AGREEMENT
The principles set out in the Heads of Agreement and the Baryulgil announcement described above formed the basis on which the parties negotiated the terms of the Original Final Funding Agreement. The negotiations to finalise the Original Final Funding Agreement were complex and lengthy, involving the production of 15 formal drafts of the Final Funding Agreement, ongoing and numerous conferences between James Hardie, the NSW Government and their respective professional advisers, and resolution of complex factual, legal, tax, accounting and financial issues in three key jurisdictions (Australia, the United States and The Netherlands). The Original Final Funding Agreement was signed on 1 December 2005. The Original Final Funding Agreement was amended and restated by the parties on 21 November 2006, to address certain tax conditions precedent: see Section 5.4.
The parties to the Final Funding Agreement are James Hardie, James Hardie 117 Pty Ltd (a wholly-owned subsidiary of James Hardie), Asbestos Injuries Compensation Fund Limited and the NSW Government.
The Final Funding Agreement sets out the actions necessary for the implementation of the Proposal and assigns responsibility to various parties for those actions. For a detailed description of the Final Funding Agreement, see Parts C and F.
5.4 TAX CONDITIONS PRECEDENT
The Final Funding Agreement contains a number of conditions precedent relating to the tax treatment of the Proposal. James Hardie has sought a number of rulings from the ATO in order to satisfy these conditions.
5.4.1 No deduction under section 8-1 of the Income Tax Assessment Act 1997 (Cth)
In the Original Final Funding Agreement, the tax condition relating to tax deductibility of the expenditure to be incurred under the Original Final Funding Agreement required the expenditure to be deductible in full in the year in which such expenditure was incurred.
On 16 September 2005, James Hardie Research (Holdings) Pty Limited (“JHRH”) sought a private ruling from the ATO seeking confirmation as to whether the James Hardie Group Taxpayer (currently JHRH) would be allowed a deduction under section 8-1 of the Income Tax Assessment Act 1997 (Cth) (“ITAA 1997”) for payments made, or to be made, by the Performing Subsidiary to the Trustee under the Original Final Funding Agreement.
On 15 December 2005, the ATO ruled that deductions would not be available under section 8-1 of the ITAA 1997 for such payments, on the basis that the expenditure incurred under the Original Final Funding Agreement was expenditure of a capital nature.
5.4.2 Deductions under “black hole” legislation
On 6 April 2006, the Tax Laws Amendment 2006 Measures No 1 Act 2006 (Cth) received royal assent. That act repealed section 40-880 of the ITAA 1997 and replaced it with a new provision, known as the “black hole” legislation, providing deductibility for certain capital expenditure.
Deductions are available under the new section 40-880 for all businesses in Australia which satisfy the tests set out in that section. The section contains no special provisions granting any special treatment in relation to capital expenditure to be incurred under the Final Funding Agreement to James Hardie or any other member of the James Hardie Group. Importantly, the new section 40-880 provides that qualifying capital expenditure can only be deducted over a period of five income years starting in the year in which it was incurred and is unable to be deducted wholly in the year in which it was incurred. Even though black hole deductibility did not result in the expenditure being deductible in full in the year in which such expenditure was incurred, James Hardie determined to accept this outcome as satisfying the condition in the Original Final Funding Agreement relating to deductibility of funding payments.
5.4.3 No endorsement as a tax concession charity
Under the Original Final Funding Agreement, there was a tax condition which required the trustee to be exempt from tax in respect of its income.
On 13 January 2006, the trustee of the Asbestos Injuries Compensation Fund lodged an application with the ATO seeking endorsement of the trustee as exempt from income tax under section 50-105 of the ITAA 1997, and the endorsement of the trustee as the trustee of a charitable fund under subsection 176-5(1) of the GST Act. On 23 June 2006, the ATO refused this application.
5.4.4 Satisfaction of tax conditions precedent in Final Funding Agreement
As a result of the ATO’s decision to refuse the application made by the trustee in respect of tax-exemption on its income, and to reflect James Hardie’s decision to accept black hole deductibility in lieu of the tax condition requiring deductibility in full in the year in which such expenditure is incurred, the parties to the Original Final Funding
24   James Hardie Industries

PART B — BACKGROUND TO THE PROPOSAL
Agreement amended that agreement on 21 November 2006. The parties have also agreed to amend the Original Trust Deed. The tax conditions precedent were amended accordingly. The amendments to the Original Final Funding Agreement and Original Trust Deed preserve the commercial intent of the original arrangements to allow the Trustee to make compensation payments to Claimants. For details of the tax conditions precedent in the Final Funding Agreement, see Part C, Section 8.4.3.
On 29 June 2006, the ATO provided JHRH with a private ruling confirming that expenditure incurred would be deductible under the black hole legislation for the period to 31 March 2045. The ruling was confirmed by the ATO on 8 November 2006 on the basis of draft documents, and subsequently confirmed in relation to final documentation on 6 December 2006.
On 8 November 2006, the ATO also issued binding private rulings which satisfied all of the remaining tax conditions precedent on the basis of draft documents, and subsequently confirmed those rulings in relation to final documentation on 6 December 2006.
5.5 RELEASE LEGISLATION AND TRANSACTION LEGISLATION
In order to facilitate the Proposal, the NSW Parliament has passed the Release Legislation and the Transaction Legislation. The Transaction Legislation was subsequently amended to accommodate changes arising from the amendment of the Original Final Funding Agreement and the Original Trust Deed. The Release Legislation is currently in force, although the effect of the extinguishments of liability contained in that legislation can be revoked. Parts of the Transaction Legislation are also currently in force, and it is a condition precedent to the implementation of the Proposal that the remaining parts of the Transaction Legislation also come into effect. For further details of the Release Legislation and the Transaction Legislation, see Part C.
5.6 ACCOUNTING FOR ASBESTOS-RELATED PAYMENTS
In the fourth quarter of financial year 2006, James Hardie recorded a liability for future asbestos-related payments because it was probable and estimable that it would make payments to fund asbestos-related claims on a long-term basis. Even if the conditions to James Hardie’s funding obligations under the Final Funding Agreement are not fulfilled, James Hardie has determined that it is nevertheless likely that it will make payments in respect of certain Australian claimants who were injured by asbestos products manufactured, mined or distributed by the Former James Hardie Companies. The amount of the asbestos provision is based on James Hardie’s best estimate of the probable outcome. This estimate, which reflected the terms of the Final Funding Agreement, has been updated to reflect the actuarial estimate of projected future cash flows prepared by KPMG Actuaries as at 30 September 2006. The asbestos provision includes cash flows that are undiscounted and uninflated and includes an allowance for the future operating costs of the Trustee. The estimate is also adjusted for any anticipated tax deductions arising from the “black hole” legislation which came into force on 6 April 2006.
5.7 OTHER MATTERS
James Hardie’s share price was positively affected by the signing of both the Heads of Agreement and the Final Funding Agreement. James Hardie’s closing share price increased by 6.1% upon announcement of the signing of the Heads of Agreement, and by 5.8% upon announcement of the signing of the Final Funding Agreement. James Hardie has also received more favourable capital markets coverage since the signing of the Heads of Agreement.
Since the signing of the Final Funding Agreement, to James Hardie’s knowledge, almost all of the bans and boycotts have been removed. There has also been a reduction in the extent of negative media coverage of and other commentary about James Hardie since the signing of the Heads of Agreement.
6. INVOLVEMENT OF THE MRCF IN THE PROPOSAL
As explained in further detail in Section 3.2, the MRCF was originally established with assets of approximately A$296 million, which comprised:
>	approximately A$214 million net assets of the Former James Hardie Companies;

>	additional funding to Amaca and Amaba via the 2001 Deed of Covenant and Indemnity of approximately A$79 million; and

>	a contribution of A$3 million by ABN 60 (then known as James Hardie Industries Limited) in February 2001 to the MRCF to be applied towards medical research directed towards finding a cure for asbestos-related diseases.
No member of the James Hardie Group has any interest in, nor exercises any control over, the MRCF and has not had any such control since the creation of the MRCF in February 2001.
The MRCF is not itself a party to the Final Funding Agreement. However, the shares in those Former James Hardie Companies currently owned by the MRCF will be transferred to the Trustee, as described further in Part C, Section 2.9.1.
Under the terms of the Transaction Legislation, the MRCF will pay the balance of its medical research funds to an institution conducting or funding medical research into asbestos-related diseases. The MRCF trust will then be wound up.
This funding is separate from the funding of A$5 million over 10 years to be provided under the Final Funding Agreement by James Hardie towards medical research, as described further in Part C, Section 10.
James Hardie Industries   25

PART B — BACKGROUND TO THE PROPOSAL
7. THE NSW GOVERNMENT REVIEW OF LEGAL AND ADMINISTRATIVE COSTS IN DUST DISEASES COMPENSATION CLAIMS
A significant issue raised in the discussions leading to the Heads of Agreement was the need for efficiencies to be introduced into the legal process for the resolution of asbestos claims in NSW and other states and territories of Australia. For instance, in a report prepared by KPMG Actuaries of asbestos-related liabilities of the Former James Hardie Companies as at 30 June 2004, it was estimated that legal costs would account for A$410 million of the discounted central estimate of the asbestos-related liabilities of the Former James Hardie Companies, which would be equivalent to 31% of the estimated value of claims (including insurance and other recoveries).
On 18 November 2004, the NSW Premier announced a Review of Legal and Administrative Costs in Dust Diseases Compensation Claims (the “Costs Review”). The Terms of Reference for the Costs Review required it to:
>	consider processes for handling and resolving dust diseases compensation claims; and

>	identify ways in which legal, administrative and other costs can be reduced within the existing common law system in NSW.
The Terms of Reference specified that the Costs Review was not to consider proposals introducing a statutory scheme to resolve dust diseases compensation claims or proposals that would adversely affect claimants’ compensation rights.
The Costs Review was conducted by Ms Leigh Sanderson, Deputy Director-General of The Cabinet Office, and Mr Laurie Glanfield AM, Director-General of the Attorney-General’s Department.
An issues paper was issued in November 2004. James Hardie made substantial submissions to the Costs Review and after the release of the findings in respect of matters on which further comment was sought. The James Hardie submissions, other non-confidential submissions and other materials relating to the Costs Review, are available from the NSW Government Cabinet Office website at www. cabinet.nsw.gov.au/publications (under “Legal Branch”).
The conclusions of the Costs Review were released on 8 March 2005. The key Costs Review recommendations to support costs reduction were:
>	the early provision of as much information as possible by claimants in a prescribed form prior to actively litigating the claim in court;

>	a formal process of mediation prior to active litigation in court;

>	the development of “standard presumptions” for the purpose of provisional apportionment among defendants;

>	streamlining of Dust Diseases Tribunal procedures for matters that are not resolved by settlement offers and which proceed to a court hearing; and

>	cost penalties if litigation proceeds and the result is not materially different from the settlement offers.
Following the release of the Costs Review findings, further issues were addressed resulting in proposals for representation of defendants by a single claims manager for the purpose of making offers of settlement and attending pre-court compulsory mediation with the plaintiff.
The recommendations of the Costs Review which were adopted by the NSW Government have been given legislative effect by the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 (NSW) passed on 26 May 2005. The Act incorporates new regulations for the claims resolution process in respect of asbestos claims.
Most provisions of the Act were proclaimed to commence on 1 July 2005. All remaining provisions commenced by proclamation on 17 August 2005.
As a result, significant changes have been made to the procedures for asbestos claims resolution in NSW from 1 July 2005 including:
>	a required information exchange at the commencement of the claim between parties by way of statements of full particulars by plaintiffs and detailed replies from defendants;

>	a compulsory mediation of claims, failing settlement by agreement;

>	a single claims manager model to represent multiple defendants in the negotiation of settlement and failing settlement, mediation of plaintiff claims;

>	a process for defendants to reach agreement on contribution between each other for the purposes of the settlement or mediation of a plaintiff’s claim. If defendants cannot agree on contribution, the Act provides that apportionment of liability will be decided by an independent contributions assessor using standard presumptions of apportionment as set out in the Dust Diseases Tribunal (Standard Presumptions — Apportionment) Order 2005 (NSW). A defendant cannot challenge the decision of a contributions assessor until determination of the plaintiff’s claim by settlement or judgment;

>	imposition of cost penalties in circumstances where:
–	parties breach the rules of the new claims resolution process;

–	parties fail to participate in mediation in good faith, including where defendants may unreasonably limit a single claims manager’s authority to settle a claim;

–	parties unreasonably leave issues in dispute following an unsuccessful mediation; and

–	any subsequent litigation does not result in a materially different position from that of settlement offers made by the parties; and
>	imposition of cost penalties if a defendant challenges the decision of a contributions assessor and fails to better its position by the greater of A$20,000 or 10% of the amount otherwise payable by it.
26   James Hardie Industries

PART B — BACKGROUND TO THE PROPOSAL
The above procedures apply to all non-urgent cases except in limited circumstances where the parties agree to opt out of the process or one party has failed to comply with the procedures. Urgent cases are those where the Dust Diseases Tribunal is satisfied that, as a result of the seriousness of the claimant’s condition, the claimant’s life expectancy is so short as to leave insufficient time for the requirements of the claims resolution process to be completed and the claim to be finally determined by the Dust Diseases Tribunal on an expedited basis. Urgent cases may be removed from a claims resolution process but in each case, the Dust Diseases Tribunal must consider whether to order the application of provisions relating to compulsory mediation and apportionment between defendants to that claim. Urgent cases will still be dealt with by the Dust Diseases Tribunal if they cannot be addressed in an expedited timetable for the new claims resolution process, but in keeping with revised Dust Diseases Tribunal hearing procedures.
Legal representatives of parties to dust diseases claims will also be required to provide information to the Dust Diseases Tribunal in relation to the compensation awarded or agreed and the amount of legal costs recovered following the settlement or determination of a claim.
The Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 (NSW) also amends:
>	procedures for the issue of subpoenas and the making and acceptance of offers of compromise;

>	the procedures for the hearing of claims that have failed to settle by removing the ability of parties to invoke pre-trial procedures such as interrogatories, discovery or request for particulars, except in very limited circumstances;

>	provisions to clarify that the Dust Diseases Tribunal has jurisdiction to deal with claims for contribution between defendants or other tortfeasors liable in respect of any damages; and

>	requirements for Dust Diseases Tribunal judgments to identify those issues of a general nature that are determined on the basis of judgments made in earlier proceedings, thereby reducing the number of common issues being re-litigated or re-argued.
The Dust Diseases Tribunal proceedings have been amended by the Civil Procedure Act 2005 (NSW) which enables courts to engage in electronic court management systems and to deal with evidence of multiple expert witnesses in a single hearing. These measures if utilised by the Dust Diseases Tribunal are expected to improve court efficiencies and reduce hearing times.
While the reform is concerned solely with NSW procedures and legislation, the NSW Government has indicated its willingness to promote the recommendations of the Costs Review to other states and territories of Australia. The adoption of certain of these recommendations by other states and territories is an important issue for ensuring that efficiencies are achieved in respect of the resolution of dust diseases compensation claims, particularly in those places where there are a large number of cases and the costs of proceedings are a significant component of the total costs of the claim.
The NSW Government released an Issues Paper in October 2006: Review of Dust Diseases Claims Resolution Process that is available from the NSW Government Cabinet Office website at www.cabinet.nsw.gov.au/ publications under “Legal Branch”. Submissions on the Issues Paper closed on 24 November 2006. There may be further changes to the dust diseases compensation system as a consequence of this review, however any changes will not be known until the NSW Government releases its proposals.
Since the implementation of the NSW Government reforms, average legal costs incurred by Amaca and Amaba in relation to the settlement of asbestos-related claims have shown a considerable reduction.
Half of the savings previously envisaged to arise from the reforms have now been realised, although it is not possible to estimate the extent to which such savings have been a result of cost savings initiatives implemented by Amaca or the NSW Government reforms.
The savings realised to date have amounted to more than A$50 million across all States, with approximately A$30 million relating to NSW.
The KPMG Actuarial Report implicitly allows for the cost savings that have already been realised, and also separately estimates the savings that have yet to be realised as a result of these reforms, and estimates that these measures may result in further savings in NSW with a net present value of approximately A$35.2 million. This saving would result in legal costs as a percentage of the estimated value of claims (including insurance and other recoveries) falling from its current level of approximately 24% to 22%. The KPMG Actuarial Report also identifies further potential legal cost savings with a net present value of approximately A$23.3 million arising from the implementation of these procedural reforms in states other than NSW. However, it should be noted that there has been no indication by other Australian state governments that they accept or will implement any procedural reforms at this time.
In October 2006, the NSW Government announced a further review of the reforms, and the dust diseases compensation system generally, including the provision of data that had been collected under the new claims resolution process. It is not yet clear whether further reforms will result from this review, or the extent to which further reforms may reduce legal costs further. At this stage, no allowance has been made for any further benefits resulting from this further review.
James Hardie Industries   27

PART B — BACKGROUND TO THE PROPOSAL
8. QUANTIFICATION OF ASBESTOS LIABILITIES
8.1 ACTUARIAL ASSESSMENTS
The estimation of future liabilities arising from asbestos-related diseases as a result of past exposure to products containing asbestos is subject to significant difficulty and complexity. This is principally due to the extremely long-tailed nature of the liabilities resulting from the long latency period of disease manifestation from the time of exposure. Consequently, these liabilities are usually valued by actuaries.
Actuaries use actuarial techniques involving analysing past trends and claims experience, together with their views on future experience and trends (including social, medical and legal developments) and epidemiological studies relating to the future incidence of diseases, to calculate an actuarial assessment of the quantum of potential liabilities.
The actual emergence of the liabilities may vary materially from any estimate. No assurance can be given by either James Hardie or KPMG Actuaries that the actual liabilities of the Former James Hardie Companies will not exceed or be less than the estimates contained in the KPMG Actuarial Report, or that any such variation will not be material.
8.2 BACKGROUND
The first actuarial assessment of the asbestos-related personal injury liabilities of Former James Hardie Companies was undertaken in 1996 by Trowbridge Consulting which estimated the net present value of asbestos-related liabilities to be approximately A$230 million. Since then, a number of actuarial assessments of the asbestos-related liabilities of the Former James Hardie Companies have been undertaken. The following table provides a summary of the net present value of each actuarial estimate of the central estimate of expected future asbestos-related claims payments and associated costs (including legal and settlement costs) of those claims as at the valuation date, net of insurance recoveries.
ESTIMATE OF LIABILITIES BY VALUATION DATE

		KPMG Actuaries	Trowbridge Consulting
		estimates (NPV)	estimates (NPV)
Valuation Date	Report date	(A$ Million)	(A$ Million)	Notes

31 March 1996	10 October 1996	—	230.2	1
31 March 1998	10 September 1998	—	253.8	1
31 March 2000	16 June 2000 (draft)	—	294.7	1,2
31 March 2000	13 February 2001	—	322.6	1,2
30 June 2001	16 August 2001	—	574.3	3
30 June 2002	28 October 2002	—	751.9	3
30 June 2003	12 September 2003	—	1,089.8	3
30 June 2003	7 June 2004	1,573.4	—	4
30 June 2004	21 November 2004	1,536.0	—	4
31 March 2005	14 May 2005	1,684.9	—	4
30 June 2005	1 December 2005	1,568.4	—	4,5
31 March 2006	15 May 2006	1,517.0	—	4,5
30 September 2006	13 November 2006	1,554.8	—	4,5

Notes:

1.	Commissioned by ABN 60.

2.	In connection with the Jackson Commission proceedings in June 2004, KPMG Actuaries was engaged by James Hardie to prepare estimates of the liabilities effective at 31 March 2000, consistent with the Trowbridge Consulting reports dated 16 June 2000 and 13 February 2001. Those estimates were to be provided based on the data and medical and environmental information available to Trowbridge Consulting at the time of those assessments, not taking into account knowledge of social, legal or medical factors or trends in claims experience that emerged after the relevant dates. Within KPMG Actuaries’ report of 7 June 2004, KPMG Actuaries estimated the liabilities at 31 March 2000 using a consistent methodology as the Trowbridge Consulting reports dated 16 June 2000 and 13 February 2001 to be A$539.7 million and A$694.2 million. Those assessments were intended to provide an indication of what KPMG Actuaries considered a reasonable liability assessment at that date. They were not intended to be KPMG Actuaries’ independent assessment of the liabilities at that date, as they did not require KPMG Actuaries to consider different methodologies or approaches in deriving its estimates but rather considered the appropriateness of the assumptions selected. Accordingly, given the different purpose of those assessments, they have not been included in the above table. By contrast, the assessment by KPMG Actuaries effective as at 30 June 2003 and which was contained within its report of 7 June 2004 was an independent assessment of the liability at that date.

3.	Commissioned by MRCF.

4.	Commissioned by James Hardie.

5.	This includes the cost savings (in NSW only) arising from the implementation of legislation arising from the NSW Government Costs Review.
28   James Hardie Industries

PART B — BACKGROUND TO THE PROPOSAL
The methodology applied and assumptions made in each actuarial report are not consistent, and as a result, while broadly comparable, they are not like-for-like comparisons.
The work done by Trowbridge Consulting to produce the report dated 13 February 2001 with a valuation date of 31 March 2000 was utilised by ABN 60 in calculating the amount of additional funding to be provided to Amaca and Amaba (see Section 3.2.2). Trowbridge Consulting’s best estimate of the undiscounted asbestos-related liabilities of Amaca and Amaba prepared in connection with this report was A$734 million. ABN 60 management estimated that the provision of additional funding with a net present value of approximately A$79 million, together with Amaca and Amaba’s net assets valued at approximately A$214 million, would generate sufficient income to meet Trowbridge Consulting’s best estimate of the undiscounted asbestos-related liabilities of Amaca and Amaba.
The Trowbridge Consulting report dated 13 February 2001 with a valuation date of 31 March 2000 was an updated assessment of the Trowbridge Consulting 31 March 2000 valuation (draft report dated 16 June 2000) to consider the impact of additional work that Trowbridge Consulting had undertaken in relation to the future level of asbestos liabilities in Australia. The updated assessment included consideration of a paper presented to the 8th Accident Compensation Seminar by Mr Bruce Watson and Mr Mark Hurst, actuaries at Trowbridge Consulting. The updated assessment substantively focused on potential changes to the future number of claims estimated.
A graphical comparison of these different actuarial estimates is set out below.
ESTIMATE OF LIABILITIES BY REPORT DATE
The substantial difference in the liability assessment between the reports has in part resulted from:
>	the inclusion by KPMG Actuaries of Superimposed Inflation in its assessment methodology. A description of Superimposed Inflation is contained in Part G;

>	different reports making different assumptions as to the future emergence of asbestos-related disease claims and average claim awards. These assumptions have been influenced by the rapid increase in the number of claims against the Former James Hardie Companies and increasing average claim awards over the period of the actuarial reports since 2001; and

>	different reports making different assumptions as to the discount rate applied in calculating the net present value of liabilities based on changing economic conditions.
In its report dated 7 June 2004, KPMG Actuaries undertook a review of the reasonableness and key assumptions adopted by Trowbridge Consulting in their valuations. KPMG Actuaries formed the view that overall and without the benefit of hindsight, the steps taken by Trowbridge Consulting with respect to the data used to prepare their prior valuations did not appear to be reasonable. The Jackson Commission also criticised the Trowbridge Consulting report dated 13 February 2001: see Section 4.3.2.
James Hardie Industries   29

PART B — BACKGROUND TO THE PROPOSAL
8.3 KPMG ACTUARIAL REPORT
8.3.1 Introduction
KPMG Actuaries was appointed to provide an actuarial assessment of the asbestos-related liabilities of the Former James Hardie Companies as at 30 September 2006 on a central estimate basis, taking into account the potential savings arising from the implementation of legislation from the Costs Review.
A complete copy of the KPMG Actuarial Report is available on the James Hardie website at www.ir.jameshardie.com.au.
8.3.2 Basis of preparation
The liability assessment is prepared on a central estimate basis. A central estimate assessment is an estimate of the expected value of the range of potential future liability outcomes. In other words, if all the possible values of the liabilities are expressed as a statistical distribution, the central estimate is an estimate of the mean (or average) of that distribution. The central estimate, in broad terms, corresponds to a value such that the actual outcome of cost would be equally likely to be greater or less than the estimate.
The central estimate liability represents the present value of KPMG Actuaries’ actuarial estimate of the expected future asbestos-related Proven Claims and associated costs of those claims. The central estimate liability makes allowance for the anticipated savings in NSW that are estimated to arise as a result of the implementation of legislation resulting from the Costs Review.
The liability assessment does not include any explicit allowance or risk margin for the uncertainty surrounding the assessment made.
It should be noted that KPMG Actuaries has not allowed for any internal claims administration costs or the operational expenses of the special purpose fund and the Former James Hardie Companies in its liability assessment. James Hardie estimates the cost of this will be approximately A$3.3 million for the six months to 31 March 2007, and A$5.4 million in the financial year ending 31 March 2008.
8.3.3 Liability assessment
As at 30 September 2006, KPMG Actuaries’ central estimate of the liability of the Former James Hardie Companies was A$1,554.8 million (net of cost savings in NSW only):
COMPOSITION OF CENTRAL ESTIMATE (A$ MILLION)

	31 March	30 September
	2006	2006

Total projected cash flows in current dollars	1,401.7	1,442.3
Future inflation allowance	1,677.4	1,726.6
Total projected cash flows with inflation allowance	3,079.2	3,168.9
Discounting allowance	(1,562.2)	(1,614.0)
Net present value liabilities[1,2]	1,517.0	1,554.8

Notes:

1.	The net present value liability at 30 September 2006 comprises a gross amount before insurance of A$1,788.3 million and an insurance value of A$233.5 million. The insured workers’ compensation liabilities are not included in either the gross or net figures.

2.	The net present value liability at 31 March 2006 comprises a gross amount before insurance of A$1,749.6 million and an insurance value of A$232.6 million. The insured worker’s compensation liabilities are not included in either the gross or net figures.
A detailed reconciliation between the net present value of the liabilities of the Former James Hardie Companies between 31 March 2006 (contained in the most recent actuarial report prepared for the purposes of the Original Final Funding Agreement) and 30 September 2006 (contained in the current version of the actuarial report prepared for the purposes of the Final Funding Agreement) is shown on the following page, and is discussed further in the KPMG Actuarial Report.
30   James Hardie Industries

PART B — BACKGROUND TO THE PROPOSAL
RECONCILIATION OF CHANGE IN DISCOUNTED CENTRAL ESTIMATE LIABILITIES FROM 31 MARCH 2006 TO 30 SEPTEMBER 2006 (A$ MILLION)

Net liability at 31 March 2006	$1,517.0
Expected claim payments	($35.1)
Unwind of discount	$41.0
Expected liability at 30 September 2006	$1,522.9
Change in discount rates	$(0.4)
Increase in claim numbers	$62.6
Increase in nil settlement rate	($8.5)
Decrease in average claim costs
and legal costs	($50.2)
Increase in claims inflation	$43.4
Emerging claims experience	($15.0)
Net liability at 30 September 2006	$1,554.8
The key components of the liabilities are set out below:
COMPONENTS OF ASBESTOS LIABILITIES — NET PRESENT VALUES (A$ MILLION)

	31 March	30 September
	2006	2006

Claim costs (excluding all legal costs)	$1,190.6	$1,230.3
Total legal costs (plaintiff and defendant costs)	$400.9	$359.7
Costs Review	($74.5)	($35.2)

Total liability	$1,517.0	$1,554.8

Whilst claim costs represent the largest component (77%) of KPMG Actuaries’ asbestos valuation, legal costs still represent a significant proportion of the total liability. As a result of the Costs Review, legislation has been put in place which is estimated to result in further savings with a present value of A$35.2 million in NSW (additional to those savings which have already been realised) and which, if similar reforms were applied in the other Australian states, could result in further savings which KPMG Actuaries has estimated to be A$23.3 million resulting in total potential future savings with a present value of A$58.5 million.
A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (that is, regarding the rate of inflation and Superimposed Inflation, the average costs of claims and legal costs, and the projected number of claims) were different from the assumptions used to determine the central estimates in the analysis above. This analysis shows that the discounted central estimates could range between A$1.0 billion to A$2.4 billion (undiscounted estimates of A$1.8 billion to A$5.7 billion) as of 30 September 2006. It should be noted that the actual costs of the liabilities could be outside of that range depending on actual experience relative to the assumptions made.
A more detailed discussion of the assessment of the liabilities of the Former James Hardie Companies can be found in the KPMG Actuarial Report.
8.3.4 Claims profile over time
The changes in the profile of expected claims over time have led to the increases and volatility observed in the estimated asbestos-related liabilities set out in the table in Section 8.2. The key drivers of changes in the claims profile over time are the changes in the assumed future claim numbers and the changes to the assumed future average claim costs. The KPMG Actuaries graph on the following page illustrates the change in the claims profile over time.
The historic actuarial estimates in the graph below were chosen by way of example for the following reasons:
>	the Trowbridge Consulting valuation as at 31 March 1996 was the first actuarial assessment undertaken;

>	the Trowbridge Consulting valuation as at 31 March 2000 (dated 13 February 2001) was the actuarial assessment undertaken just prior to the establishment of the MRCF; and

>	the KPMG Actuaries’ valuations as at 31 March 2006 and 30 September 2006 are the most recent actuarial estimates of James Hardie’s asbestos-related liabilities. Neither the 31 March 2006 nor the 30 September 2006 valuations in this analysis includes the estimate of cost savings arising from implementation of the Costs Review in order to make comparisons more meaningful.
James Hardie Industries   31

PART B — BACKGROUND TO THE PROPOSAL
TRENDS IN CLAIMS PROFILE (HISTORIC AND ESTIMATED FUTURE)

Notes:
1.	The claims profile over time is the undiscounted net cash flow (past and estimated future) associated with claims and includes Insurance and Other Recoveries.

2.	All figures in the graph above are exclusive of potential future NSW and other legal cost savings for the purposes of comparison.
The graph above reflects a significant trend upwards in net cash flow (cash flow associated with claims after insurance and other recoveries) associated with asbestos-related claims against the Former James Hardie Companies from around 2001 which KPMG Actuaries concludes was due in part to an unforeseeable upward trend in claim numbers and average claims costs. Net cash flow is currently expected to peak around 2018/2019 and fall thereafter.
The actual net cash flow as at 31 March 2006 shows a fall in 2005/2006 relative to 2004/2005. The reason for the fall in 2005/2006 is due to a sharp fall in claim numbers reported in the period, together with an increased level of recoveries being made against the insurers of the Former James Hardie Companies.
The reduction in net cash flow projected at 30 September for the 2006/2007 year compared with that which was forecast at 31 March 2006 is due to a substantial increase in insurance recoveries together with fewer mesothelioma claims having been reported.
8.4 UNCERTAINTY ASSOCIATED WITH ACTUARIAL VALUATIONS
The table in Section 8.2 demonstrates the inherent uncertainty in estimating current and future asbestos-related liabilities. This uncertainty includes the following:
>	the difficulty in quantifying the extent and pattern of past asbestos exposures and the number and incidence of the ultimate number of lives that may be affected by asbestos-related diseases arising from such past asbestos exposures; and

>	the fact that the ultimate severity of the impact of the disease and the quantum of the claims that will be awarded over such an extended period of time will be subject to the outcome of events that have not yet occurred, including medical and epidemiological developments, jury decisions, court interpretations, legislative changes, public attitudes, potential exposures from asbestos products already in situ (known as “third wave” exposures) and social and economic conditions such as inflation.
32   James Hardie Industries

PART B — BACKGROUND TO THE PROPOSAL
It should therefore be expected that the actual emergence of the liabilities will vary, perhaps materially, from any estimate.
9. JAMES HARDIE’S CURRENT BUSINESS
9.1 INTRODUCTION
James Hardie is an international building materials company with manufacturing operations in the United States, Australia, New Zealand and the Philippines, and sales offices in Europe. It is a world leader in researching, developing, manufacturing, selling and marketing fibre cement building products that are used in the exterior and interior of buildings, from exterior cladding and internal lining, to bracing, decorative finishes, fencing and pipes.
Based on revenue, James Hardie is the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand and the Philippines.
James Hardie presently employs over 3,200 people, generating net sales of approximately US$1.5 billion in the 2006 financial year.
9.2 BUSINESS SEGMENTS
James Hardie has three key business segments: USA Fibre Cement, Asia Pacific Fibre Cement and Other. For the purposes of the descriptions below, the Asia Pacific Fibre Cement and Other business segments have been grouped together and referred to as non-USA Fibre Cement.
In recent years, James Hardie has focused on growing its highly successful USA Fibre Cement business – as a result, 82% of James Hardie’s net sales were derived from the United States in the 2006 financial year. Sales and EBIT for the financial years from 2002 to 2006 broken down by business segment are illustrated in the charts below.
SALES BY SEGMENT (US$ MILLION)

Notes:

1.	Sales contribution from discontinued operations includes the New Zealand Building Systems business (sold in May 2003) and Gypsum Business (sold in April 2002).

2.	Non-USA Fibre Cement includes Artisan Roofing and Chilean operations. These operations ceased or were sold during FY2006.

3.	The breakdown of sales contribution from non-USA Fibre Cement operations and discontinued operations is as follows:

(US$ millions)	FY2002	FY2003	FY2004	FY2005	FY2006

Non-USA Fibre Cement
Asia Pacific Fibre Cement	141.7	174.3	219.8	236.1	241.8
Other	5.2	9.6	23.5	35.1	28.3

	146.9	183.9	243.3	271.2	270.1

Discontinued operations
Gypsum	247.6	18.7	—	—	—
New Zealand Building Systems	15.2	20.1	2.9	—	—

	262.8	38.8	2.9	—	—

James Hardie Industries 33

PART B — BACKGROUND TO THE PROPOSAL
James Hardie has maintained strong sales growth over the past five years. The compound annual growth rate in total net sales depicted above from 2002 to 2006 is 15% (including discontinued operations). This growth was primarily driven by the strong underlying performance of the USA Fibre Cement business which has delivered a compound annual growth rate in sales of 29% over the same period. The growth in the USA Fibre Cement business since 2002 has largely been due to growth in primary demand for fibre cement, continued market penetration and a favourable housing construction market.
Net sales from non-USA Fibre Cement delivered a compound annual growth rate of 16% from 2002 to 2006, with the second largest contributor to total net sales (Asia Pacific Fibre Cement) growing by 14% over the same period.
EBIT BY SEGMENT (US$ MILLION)

Notes:

1.	Includes EBIT contribution from discontinued operations which include the New Zealand Building Systems business (sold in May 2003), Building Services business (sold in November 1996 with further write down of receivables in 2005) and Gypsum business (sold in April 2002).

2.	The breakdown of EBIT contribution from non-USA Fibre Cement o perations and discontinued operations is as follows:

(US$ millions)	FY2002	FY2003	FY2004	FY2005	FY2006

Non-USA Fibre Cement
Asia Pacific Fibre Cement	20.9	27.3	37.6	46.8	41.7
Other	(8.9)	(10.7)	(15.9)	(11.8)	(13.1)

	12.0	16.6	21.7	35.0	28.6

Discontinued operations
Gypsum	0.9	1.8	—	—	—
New Zealand Building Systems	1.5	2.8	—	—	—

	2.4	4.6	—	—	—

3.	EBIT reduction due to the roofing plant impairment charge and the asbestos provision are not included in the 2006 EBIT figure.
34 James Hardie Industries

PART B — BACKGROUND TO THE PROPOSAL
The compound annual growth rate in EBIT depicted on the previous page from 2002 to 2006 is 56%, again primarily driven by the robust underlying performance of the USA Fibre Cement business, which has delivered a compound annual growth rate in EBIT of 41% over the same period.
Non-USA Fibre Cement also demonstrated strong growth in EBIT delivering a compound annual growth rate of 24% between 2002 and 2006. The Asia Pacific Fibre Cement business, which contributed approximately 14% of EBIT in 2006, delivered a compound annual growth rate of 19% between 2002 and 2006. Growth declined by 11% in 2006 due to lower prices and increased operating expenses.
NET OPERATING CASH FLOW (US$ MILLION)

Note:

1.	Net operating cash flow above is net cash provided by operating activities as defined in James Hardie’s annual reports.
The total compound annual growth of net operating cash flow depicted above from 2002 to 2006 is 33%.
James Hardie Industries 35

PART B — BACKGROUND TO THE PROPOSAL
Below is a summary description of each of James Hardie’s business segments:
9.2.1 USA Fibre Cement
Based on net sales, James Hardie is the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States. James Hardie’s USA fibre cement products include siding, trim, soffit, and fascia primarily used for exterior cladding and interior linings of residential homes in new residential construction, manufactured housing and repair and remodelling.
Products include the ColorPlus® product range, Hardieplank® lap siding, Hardiepanel® vertical siding, Hardie Shingleside® shingles, Hardiesoffit® panels, Hardiebacker® ceramic tile backerboard and HardieTrim® boards. James Hardie introduced fibre cement products to the United States in 1988 and since then, James Hardie siding products have been installed on millions of homes across the United States.
Based on James Hardie’s knowledge, experience and third-party data regarding the building products industry, James Hardie estimates that, in financial year 2006, it sold approximately 12% of the estimated 12.3 billion square foot US exterior siding market (excludes fascia, trim and soffit). This has been achieved with a compound annual growth rate of 29% in exterior net sales for the fiscal years 2002–2006.
Furthermore, based on James Hardie’s knowledge, experience and third-party data, James Hardie estimates that it has 30–40% of the USA Interior Cement board market. James Hardie’s net sales in this segment have achieved a compound annual growth rate of 25% from fiscal years 2002–2006.
9.2.2 Asia Pacific Fibre Cement
James Hardie’s Asia Pacific Fibre Cement segment manufactures a range of fibre cement products in Australia, New Zealand and the Philippines and sells these products throughout the Asia Pacific region. The products are primarily utilised for external cladding and internal lining in residential and commercial construction and alterations and additions. In Australia, James Hardie also manufactures fibre reinforced concrete pipes for civil and commercial use, and fibre cement columns for decorative use.
9.2.3 Other
The Other business segment comprises the fibre cement operations in Europe and the USA Hardie Pipe business in the United States.
The USA Hardie Pipe business manufactures fibre reinforced concrete pipes at a custom-built facility in Florida and the pipes are used for drainage in civil and commercial construction and also in the development of residential sub-divisions.
9.2.4 Research and development
During the year ended 31 March 2006, James Hardie invested US$12 million in core research and development activities and US$16 million in product development in its business units. James Hardie views research and development as key to sustaining and growing its existing market leadership position in fibre cement. James Hardie’s research and development strategy includes:
>	developing innovative technologies and new differentiated products and systems that offer advantages over alternatives such as brick, concrete, wood, vinyl and stucco; and

>	investing in process technology to reduce capital and operating costs.
James Hardie operates research and development centres in Sydney, Australia and Fontana, California, where it:
>	conducts core research;

>	develops new manufacturing technology platforms; and

>	develops products for specific markets and applications.
36 James Hardie Industries

PART B — BACKGROUND TO THE PROPOSAL
9.3 LOCATION OF OPERATIONS
James Hardie has 10 fibre cement flat sheet plants in the United States, covering all significant markets. James Hardie also has a Hardie® Pipe plant located in the United States.
In the Asia Pacific region, James Hardie has two fibre cement flat sheet plants in Australia, one in New Zealand and one in the Philippines, providing national coverage of those markets. James Hardie also has a pipe plant in Australia. These plants are complemented by a number of sales offices.
In Europe, James Hardie’s sales offices are supplemented by a distribution centre in the UK.
The locations of facilities and sales offices are illustrated below:
LOCATION OF MANUFACTURING PLANTS AND SALES OFFICES
James Hardie Industries 37

PART B — BACKGROUND TO THE PROPOSAL
9.4 SHORT-TERM OUTLOOK OF JAMES HARDIE
In North America, a further softening in demand for new residential housing is expected in the short-term with the US-based National Association of Home Builders reporting that the heavy supply of houses for sale points toward further declines in new starts in the months ahead.
The current weakened market conditions reflect lower housing affordability, a large inventory of unsold homes and investors leaving the market. However, regional variances in impact are expected to continue.
Repair and remodelling activity is expected to remain ahead of activity levels in new residential construction in th e short-term.
Volume growth is likely to be affected further in James Hardie’s third quarter to 31 December 2006, but the US business expects to continue outperforming the market overall by taking more market share from alternative materials and by increasing the proportion of value-added differentiated products in its sales mix.
Input costs are expected to remain high in the short- term with the cost of raw materials, particularly pulp, at very high levels. Attractive margins are expected to be maintained in the short-term despite the higher costs.
In the Australian and New Zealand business, market conditions are expected to remain challenging with no near-term improvement in sight. Further volume growth is expected due to initiatives to grow primary demand, but the average selling price is expected to remain under pressure due to price competition in Australia.
In the Philippines, the building and construction market is expected to remain under pressure for the remainder of the year, but a small improvement in net sales is expected.
9.5 BUSINESS STRATEGY
James Hardie’s strategy continues to be to:
>	grow the market for fibre cement;

>	increase share of exterior siding and backerboard market while maintaining share in other existing market segments;

>	leverage superior technology to offer differentiated segment-specific products; and

>	offer products with superior value to those of competitors.
James Hardie does not expect that the implementation of the Proposal will alter its ongoing business strategy. James Hardie seeks to grow its businesses in markets where it can establish a differentiated competitive position using its unique technology and the skills of its employees.
38 James Hardie Industries

Part C
Details of
the Proposal
James Hardie Industries 39

PART C — DETAILS OF THE PROPOSAL
1. OVERVIEW
1.1 INTRODUCTION
The Proposal involves the establishment of the Asbestos
Injuries Compensation Fund, which will be managed by a trustee to provide compensation for proven Australian asbestos-related personal injury claims against the Former James Hardie Companies, and certain similar claims with respect to Marlew. The Asbestos Injuries Compensation Fund consists of a charitable trust (known as the “Charitable Fund”) and a discretionary private trust (known as the “Discretionary Fund”) which will be managed by a common trustee (the “Trustee”).
A subsidiary of James Hardie (described in this document as the “Performing Subsidiary”) will make Funding Payments on a long-term basis to the Trustee in its capacity as trustee of the Charitable Fund. Taxable income earned on the assets of the Trustee will be the subject of the Discretionary Fund.
A copy of the Final Funding Agreement is available on James Hardie’s website at www.ir.jameshardie.com.au.
1.2 ANNUAL PAYMENT
Subject to the operation of an Annual Cash Flow Cap, the Performing Subsidiary will make Annual Payments to the Trustee in its capacity as trustee of the Charitable Fund. If the Proposal is implemented, the Initial Funding is expected to be paid in February 2007 and subsequent Annual Payments will be made on 1 July of each Financial Year (commencing 1 July 2007), provided that James Hardie has positive Free Cash Flow for the previous Financial Year.
Unless the Annual Cash Flow Cap applies, the amount of each Annual Payment is equal to:
>	the Period Actuarial Estimate of the expected Proven Claim liabilities of the Former James Hardie Companies and Marlew for the Financial Year in which the payment is made and the next two Financial Years, calculated as at the end of the previous Financial Year;
plus
>	the estimated reasonable Operating Expenses of the Trustee and the Former James Hardie Companies for the Financial Year in which the payment is made;
less
>	the net assets of the Trustee and the Former James Hardie Companies as at the end of the previous Financial Year, as determined by the Approved Auditor.
The actual Proven Claims liabilities may vary, perhaps materially, from such estimates. However if the actual Proven Claims for a Financial Year are greater than those estimated, the next following Annual Payment would be expected to increase as a result of there being lower than expected reduced net assets of the Trustee at the end of that Financial Year. Similarly, if the actual Proven Claims for a Financial Year are less than those estimated, the next following Annual Payment would be expected to decrease as a result of there being greater than expected net assets of the Trustee at the end of that Financial Year. For a more detailed explanation of the basis on which Proven Claims are estimated and the factors which are expected to materially influence such liabilities, see Part B, Section 8.
Because the future level of Proven Claims which will be made against the Former James Hardie Companies and the level of James Hardie’s future Free Cash Flow are uncertain, no assurance can be given that the Trustee will have sufficient funds to compensate, in whole or in part, all Proven Claims.
1.3 ANNUAL CASH FLOW CAP
The amount of each Annual Payment is subject to an Annual Cash Flow Cap. If the Annual Payment would exceed the Annual Cash Flow Cap for the relevant Financial Year, the Annual Payment by the Performing Subsidiary to the Trustee will be limited to the amount of the Annual Cash Flow Cap for the relevant Financial Year. If the Annual Payment is below the Annual Cash Flow Cap for the relevant Financial Year, then the Annual Cash Flow Cap will not apply. The amount of the Annual Cash Flow Cap for each relevant Financial Year is calculated afresh each year. The calculation of the Annual Cash Flow Cap is described in Section 3.1.3.
1.4 TERM
The initial Term is from the Commencement Date until 31 March 2045, although the Term will be automatically extended by one or more successive periods of 10 years unless the parties agree upon the terms on which a Final Payment could be made by the Performing Subsidiary to the Trustee. As a result, the Term could be for a period much longer than approximately 40 years and is currently not able to be determined with any certainty.
1.5 OTHER KEY ASPECTS OF THE PROPOSAL
Other key aspects of the Proposal include or relate to:
>	restrictions on Reorganisations, Distributions and Non-Arm’s-Length Dealings by the James Hardie Group;

>	special provisions to apply to the calculation of James Hardie’s Free Cash Flow in the event of future capital raisings, takeovers or other reconstructions;

>	legislation which seeks to preserve the funds of the Former James Hardie Companies and the Trustee for the payment of claims covered by the Proposal and certain other Payable Liabilities;

>	the legal structure and control of the Trustee, including the consequences if the Trustee cannot fully compensate Claimants, or becomes Insolvent or unable to operate;

>	the guarantee by James Hardie of the obligations of the Performing Subsidiary;
40 James Hardie Industries

PART C — DETAILS OF THE PROPOSAL
>	intercreditor arrangements between James Hardie, the Trustee (in its capacity as trustee of the Charitable Fund), the NSW Government and the Guarantee Trustee, which are designed to allow James Hardie’s nominated lenders to be paid in full before any amounts are paid to the Trustee in an Insolvency of James Hardie;

>	undertakings by the NSW Government not to pursue certain adverse legislative or regulatory actions against any member of the James Hardie Group;

>	consequences of default under the Final Funding Agreement by James Hardie or the NSW Government, including a right of the NSW Government to take control of the Trustee, or otherwise initiate enforcement action on behalf of the Trustee, in the event that James Hardie defaults on certain key obligations;

>	rights of the parties to terminate the Final Funding Agreement, including a termination right for James Hardie in the event that certain key tax conditions cease to be satisfied;

>	extinguishment of certain civil liabilities in favour of certain entities and persons associated with James Hardie and the Former James Hardie Companies in connection with certain matters;

>	funding for an asbestos public education and awareness campaign and medical research into asbestos-related disease; and

>	conditions to implementing the Proposal.
Each of the elements of the Proposal described above is explained in more detail in the remainder of this Part C.
1.6 SUMMARY ONLY
Shareholders should note that this Part C contains a non-exhaustive and simplified summary of certain key features of the Final Funding Agreement, Related Agreements, Release Legislation and Transaction Legislation, and does not take precedence for interpretative purposes over the terms of those agreements or legislation. For a full description of the relevant concepts, please refer to the precise terms of the Final Funding Agreement, the Related Agreements, the Release Legislation and the Transaction Legislation. Copies of the Final Funding Agreement, Related Agreements, Release Legislation and Transaction Legislation can be found on James Hardie’s website at www.ir.jameshardie.com.au.
2. ASBESTOS INJURIES COMPENSATION FUND
2.1 ASBESTOS INJURIES COMPENSATION FUND
Under the Proposal, two separate trusts (together, the Asbestos Injuries Compensation Fund) will provide compensation for Proven Claims, subject to having the funds available to do so. The first trust (known as the “Charitable Fund”) will be a charitable trust. The trustee of the Charitable Fund will be AICFL (“Trustee”), a company limited by guarantee, incorporated in Australia and registered in NSW. The Charitable Fund will obtain funding from annual contributions made by the Performing Subsidiary, which will be a James Hardie subsidiary, initially James Hardie 117 Pty Ltd.
The second trust will be a private discretionary trust, known as the “Discretionary Fund”. In summary, the assets of the Discretionary Fund will consist of taxable income which is generated on the investments of the Charitable Fund. The trustee of the Discretionary Fund will also be Asbestos Injuries Compensation Fund Limited. This dual trust structure has been established to maximise the amount available to the Trustee to make compensation payments to Claimants, by dealing with the consequences of the decision of the ATO not to grant tax-exempt status to the trustee of the Charitable Fund, whilst preserving the commercial intent of the original arrangements to allow the Trustee to make compensation payments to Claimants.
2.2 ROLE OF THE TRUSTEE
In summary, in its role as trustee of the Charitable Fund, the Trustee will:
>	be a party to the Final Funding Agreement and certain Related Agreements;

>	hold the benefit of the payment obligations to the Trustee arising under those agreements and to enforce the other parties’ obligations under those agreements;

>	be the creditor of the Performing Subsidiary and James Hardie for payments under the Final Funding Agreement and have the benefit of the James Hardie Guarantee;

>	manage the response of the Former James Hardie Companies in relation to their Payable Liabilities;

>	subject to it having the necessary funds to do so, pay those Payable Liabilities which the Trustee is permitted to fund (known in this document as “Trust Funded Liabilities”) itself, or on behalf of or for the benefit of, or through one or more of the Former James Hardie Companies;

>	use its best endeavours to achieve legal and administrative cost savings in relation to asbestos-related personal injury claims which are or can be made against the Former James Hardie Companies;

>	use its best endeavours to exercise rights of recovery of the Former James Hardie Companies from insurers, reinsurers and other parties who may have financial responsibility for or contributed to the loss relating to asbestos-related personal injury claims which are made against the Former James Hardie Companies;

>	invest the assets of the Asbestos Injuries Compensation Fund;

>	generally do all things necessary or convenient for the purpose of handling or finalising Payable Liabilities, either itself or on behalf of any Former James Hardie Company;
James Hardie Industries 41

PART C — DETAILS OF THE PROPOSAL
>	be entitled to exercise (and be subrogated to) the rights of Claimants against the Former James Hardie Companies or Marlew in relation to any claims settled or met by the Trustee out of the property of the Charitable Fund; and

>	at its discretion, negotiate with Claimants and procure that any Former James Hardie Company enters into binding settlements with respect to Proven Claims.
The Trustee is only obliged to undertake acts on behalf of the Former James Hardie Companies (such as managing the response of the Former James Hardie Companies in relation to their Payable Liabilities) to the extent that those companies are under its direction or control. The Former James Hardie Companies will only be under the direction or control of the Trustee while these companies are owned by the Trustee. See Section 2.9.1 for further details.
In its role as trustee of the Discretionary Fund, the Trustee will:
>	hold on trust the Annual Income for the Income Beneficiaries;

>	at its discretion, pay Operating Expenses;

>	at its discretion, apply Annual Income in favour of one or more Income Beneficiaries; and

>	if at the end of the Financial Year not all of the Annual Income of that Financial Year has been applied in favour of one or more Income Beneficiaries, the Trustee will add the remainder of that Annual Income to the Charitable Fund.
2.2.1 Restriction on use of funds by the Trustee
Under the terms of the Final Funding Agreement and the Trust Deed, the Trustee must only apply the assets of the Asbestos Injuries Compensation Fund in the payment of Trust Funded Liabilities.
Trust Funded Liabilities are:
>	Proven Claims;

>	Claims Legal Costs;

>	Operating Expenses;

>	Pre-commencement Claims against the Former James Hardie Companies; and

>	reimbursements to any government or governmental agency for Statutory Recoveries (subject to the limits on Statutory Recoveries described in Section 2.7) .
Each of these categories of Trust Funded Liabilities is explained in more detail in Sections 2.2.1.1 to 2.2.1.7. Further categories of Trust Funded Liabilities may be added, if James Hardie and the NSW Government agree in writing.
The Final Funding Agreement does not require James Hardie, the Performing Subsidiary or any other member of the James Hardie Group to provide any funding for payment of any of the following liabilities of the Former James Hardie Companies:
>	personal injury or death claims arising from exposure to asbestos outside Australia;

>	personal injury or death claims made outside Australia;

>	claims for economic loss (other than any economic loss forming part of the calculation of an award of damages for personal injury or death) or loss of property, including those relating to land remediation and/or asbestos or asbestos products removal, arising out of or in connection with asbestos or asbestos products manufactured, sold, distributed or used by or on behalf of the Former James Hardie Companies;

>	any Excluded Marlew Claim; or

>	any liabilities of the Former James Hardie Companies other than Trust Funded Liabilities.
2.2.1.1 Proven Claims
In order to be a Proven Claim, a claim must be:
>	Proven; and

>	a Personal Asbestos Claim or a Marlew Claim.
In order to be Proven, the claim must either be the subject of a binding settlement entered into by a Former James Hardie Company (or entered into on their behalf by the Trustee) or a final judgment given against a Former James Hardie Company or any member of the James Hardie Group from time to time. The amount of the Proven Claim is the amount of the liability incurred by or on behalf of the relevant Former James Hardie Company or James Hardie Group member under that settlement or judgment. Note that one of the Former James Hardie Companies (Amaca) has been made statutorily liable for certain claims against Marlew (known as “Marlew Claims”). For further details, see Section 2.10.
Each of the concepts of Personal Asbestos Claim and Marlew Claim is discussed in further detail below.
2.2.1.2 Personal Asbestos Claim
A Personal Asbestos Claim has the following characteristics:

Personal Injury:	The claim must be a personal injury or death claim for damages arising under the common law or any other law, subject to certain restrictions about future changes to such laws:
see Section 7;

Claimant:	The claim must be brought by the individual who has suffered the personal injury, the legal personal representative of that individual or a relative of that individual bringing a claim under compensation to relatives legislation;

Defendant:	The claim must be made against one or more of the Former James Hardie Companies or any member of the James Hardie Group from time to time;
42 James Hardie Industries

PART C — DETAILS OF THE PROPOSAL

Exposure to asbestos within Australia:	The claim must arise from exposure to asbestos occurring within Australia. Normally, the exposure must have occurred wholly within Australia. If the claim arises from both exposure to asbestos within Australia and outside Australia, the Proposal will only provide funding for the damages attributable to the proportion of the exposure which caused or contributed to the loss or damage which occurred within Australia;

Australian court or tribunal:	The claim must be made in an Australian court or tribunal; and

Exclusions:	Any claim will not comprise a Personal Asbestos Claim to the extent that it:

> is a Marlew Claim (because Marlew Claims are dealt with separately); or

> has been recovered or is recoverable under a Worker’s compensation Scheme or Policy.
Personal Asbestos Claims also include Contribution Claims in relation to Personal Asbestos Claims. A Contribution Claim is a claim by a third party (including non-individuals) by way of cross-claims or claims for contribution against the Former James Hardie Companies or a member of the James Hardie Group, which seeks recovery of some or all of the damages with respect to a personal injury claim against that third party. The types of personal injury claims for which a Contribution Claim may be made are claims which would satisfy the criteria listed above if that claim had been made against a Former James Hardie Company.
The definition of Personal Asbestos Claims includes asbestos-related personal injury claims (meeting all of the criteria in the above list) against any member of the James Hardie Group from time to time. As discussed in Part B, Section 2, James Hardie does not believe that any current James Hardie Group member (apart from Studorp Limited) has any asbestos-related liabilities. However, if a valid asbestos-related claim satisfying the criteria listed above is made against a member of the James Hardie Group, the Trustee will be able to make payments to satisfy these liabilities on behalf of the James Hardie Group member. If any such liability is satisfied by the Trustee, the relevant member of the James Hardie Group will be free from liability for that claim. The funding of such payments by the Performing Subsidiary will be subject to the operation of the Annual Cash Flow Cap as described in Section 3.1.3.
2.2.1.3 Marlew Claims
A Marlew Claim is similar to a Personal Asbestos Claim, but with the following differences:
>	the claim must be made against Marlew (assuming it had never been in external administration);

>	the claim must arise from exposure to asbestos occurring within Australia, which is shown or accepted to arise from exposure to asbestos in the Baryulgil region from asbestos mining activities at Baryulgil conducted by Marlew. If the claim arises from both exposure to asbestos within the Baryulgil region and outside Australia, the Proposal will only provide funding for the damages attributable to the proportion of the exposure which caused or contributed to the loss or damage which occurred within the Baryulgil region;

>	the claim must have been commenced in the Dust Diseases Tribunal; and

>	a claim will be excluded to the extent that it is:
–	covered by the indemnities granted by the NSW Minister of Mineral Resources under the deed between the Minister, Fuller Earthmoving Pty Limited and ABN 60 dated 11 March 1996;

–	a claim by an employee of Marlew in relation to asbestos exposure in the course of employment which is recoverable from a Marlew Joint Tortfeasor;

–	by an individual who was or is an employee of a person other than Marlew arising from asbestos exposure in the course of that employment where that claim is recoverable against that person or under a Worker’s Compensation Scheme or Policy; or

–	a claim in which another defendant (or its insurer) is a Marlew Joint Tortfeasor from whom the plaintiff may recover compensation in proceedings in the Dust Diseases Tribunal, and the claimant is capable of recovering damages from that Marlew Joint Tortfeasor in accordance with the Marlew Legislation.
Under the Proposal, Amaca will assume statutory liability as a defendant of last resort for Marlew Claims: refer to Section 2.10.
2.2.1.4 Claims Legal Costs
Claims Legal Costs mean all costs, charges, expenses and outgoings incurred or expected to be incurred by the Trustee or the Former James Hardie Companies in connection with Personal Asbestos Claims and Marlew Claims, including in respect of legal advisers, other advisers, experts, court proceedings and other dispute resolution methods. However, costs which have been included as a component of calculating a Proven Claim (for instance, where a damages award includes a component for legal costs) are excluded from this definition.
2.2.1.5 Operating Expenses
Operating Expenses means the reasonable operating costs, expenses and taxes of the Trustee or the Former James Hardie Companies arising from the Trustee’s performance of its role as described in this Section 2.2, but excludes any Claims Legal Costs.
James Hardie Industries 43

PART C — DETAILS OF THE PROPOSAL
2.2.1.6 Pre-commencement Claims
A Pre-commencement Claim is a claim that was made or brought in legal proceedings against a Former James Hardie Company commenced before 1 December 2005. The Former James Hardie Companies will remain liable to pay such claims, although if the claims are or become Proven Claims, they will be Trust Funded Liabilities and able to be paid by the Trustee.
2.2.1.7 Statutory Recoveries
In some Australian states and territories, government agencies make asbestos compensation payments directly to claimants, including under “no fault” compensation arrangements. The relevant government agency then has a statutory right to seek recovery of those compensation payments from the persons who had the legal liability to provide compensation to the relevant claimant. This right of recovery is known as a “statutory recovery”.
For the purposes of the Final Funding Agreement, Statutory Recoveries are defined as statutory entitlements of the NSW Government or any Other Government or any governmental agency or authority of any such government (the “Relevant Body”) to impose liability on or to recover an amount or amounts from any person in respect of any payments made or to be made or benefits provided by a Relevant Body in respect of Personal Asbestos Claims or Marlew Claims (other than as a defendant or in settlement of any claim, including a cross-claim or claim for contribution).
An example of a Statutory Recovery is a claim against a Former James Hardie Company by the Dust Diseases Board under section 8E of the Workers’ Compensation (Dust Diseases) Act 1942 (NSW), for reimbursement of compensation paid by the Dust Diseases Board in performing its role of providing statutory “no-fault” compensation to NSW workers disabled by dust diseases resulting from exposure to asbestos.
For a description of the limits on payments of Statutory Recoveries which can be made by the Trustee, see Section 2.7.
2.2.2 Restrictions on use of funds by the Former James Hardie Companies
Under the Transaction Legislation, the Former James Hardie Companies are required to satisfy Payable Liabilities and are restricted from satisfying any other liabilities which are not Payable Liabilities (similar to the Trustee restriction with respect to Trust Funded Liabilities). For this purpose, Payable Liabilities are:
>	Trust Funded Liabilities (see Section 2.2.1);

>	liabilities of the Former James Hardie Companies to the Trustee itself under the Trustee’s statutory right of indemnity described further in Section 2.3; and

>	any liabilities of the Former James Hardie Companies to pay any insurance proceeds recovered by them, to Claimants or other third parties under regulations made under the Transaction Legislation.
Payments for Payable Liabilities which are not Trust Funded Liabilities cannot be funded by the Trustee. To the extent that the Former James Hardie Companies have Payable Liabilities which will not be funded by the Trustee, the Former James Hardie Companies must meet these liabilities out of their own assets (to the extent possible).
2.2.3 Restrictions on satisfying liabilities other than Trust Funded Liabilities and Payable Liabilities
To the extent that a Former James Hardie Company or the Trustee has a liability which does not fall within the permitted categories described in this Section 2.2, that entity is prohibited from making any payment with respect to that liability until such time as the statutory winding up of the Former James Hardie Companies arising under the Transaction Legislation (known as the “NSW Supervised Winding Up”) is complete. However, this does not prohibit Amaca from repaying any interim funding provided by the Performing Subsidiary (see Section 3.2). For further details, see Section 2.9.3.
Claims for matters such as asbestos-related economic loss (not forming part of a personal injury claim or otherwise resulting from personal injury), loss of property (including those claims relating to land remediation and asbestos products removal), or asbestos-related personal injury claims arising or commenced outside Australia are not covered by the Proposal. James Hardie is not required to contribute any funding with respect to such claims, and the terms of the Trust Deed and the Transaction Legislation prevent the Trustee and the Former James Hardie Companies from making any payments out of the assets of the Trustee or the Former James Hardie Companies in respect of such claims during the NSW Supervised Winding Up period referred to above. The NSW Supervised Winding Up period is expected to last for at least as long as the Term.
The Transaction Legislation also prohibits potential claimants from beginning or continuing with civil proceedings against a Former James Hardie Company during the NSW Supervised Winding Up period unless the proceedings seek to enforce claims which the Former James Hardie Company is permitted to pay. Each of the Former James Hardie Companies is incorporated in NSW and is therefore required to comply with the laws of NSW. The funds to be made available by the Trustee will only be located in NSW and therefore will be subject to these restrictions. In addition, the Transaction Legislation is expressed to have extraterritorial effect, which means that it will have the force of law in jurisdictions which give full faith and credit to the laws of New South Wales.
The practical effect of the restrictions upon the use of funds by the Trustee and the Former James Hardie Companies, together with the restriction on enforcement proceedings which can be taken against the Former James Hardie Companies, means that it is expected that unless a claim is a Payable Liability or does not involve the payment of money, that claim will not be satisfied until the end of the NSW Supervised Winding Up period. However, any such claim will only be satisfied if and to the extent that the Former James Hardie Companies have any assets to do so. It is expected that if there were any such assets remaining at the conclusion of the NSW Supervised Winding Up period, their value would be negligible.
44 James Hardie Industries

PART C — DETAILS OF THE PROPOSAL
2.3 PAYMENT OF CLAIMS AGAINST THE FORMER JAMES HARDIE COMPANIES
The Trustee will utilise funding available to it to make payments of Trust Funded Liabilities directly to claimants against the Former James Hardie Companies in respect of Proven Claims. The Transaction Legislation provides that such payments operate to discharge the liability concerned to the same extent to which the liability would have been discharged if the payment had been made directly by the Former James Hardie Company.
The Transaction Legislation provides that the Trustee will be indemnified by the relevant Former James Hardie Company for the amount of the payment (including any relevant interest), except where the Trustee makes the payment out of the Discretionary Fund. The Trustee also has the same rights to obtain contribution from third parties in respect of the subject matter of the liability concerned as the Former James Hardie Company would have had if it had made the payment directly. The Trustee may require the Former James Hardie Company to pay the indemnified amount on demand.
2.4 GOVERNANCE OF THE TRUSTEE
Initially, the board of the Trustee will consist of five directors. James Hardie has appointed three of those initial directors and the NSW Government must appoint two of those initial directors. As at the date of this document, the NSW Government had not yet appointed its nominee directors. As the Trustee is a company limited by guarantee, it does not have shareholders: instead, it is owned by its members. The Trustee’s members must be one or more of its directors from time to time.
On an ongoing basis, James Hardie will be entitled to appoint a majority of the directors of the Trustee, and to appoint the Chairman. However, if a Special Default occurs, or an Insolvency Event in relation to James Hardie occurs, then the NSW Government has the right to reconstitute the Trustee board such that representative directors appointed by the NSW Government will control the Trustee.
Under the Proposal, James Hardie’s day-to-day involvement with the Trustee is expected to be limited to:
>	appointing up to three of the directors of the Trustee from time to time (including its Chairman);

>	reviewing the calculation of Annual Payments;

>	procuring the Performing Subsidiary to pay the Annual Payments;

>	liaising with the Trustee in relation to the efficient administration of Proven Claims; and

>	reviewing and discussing with those directors of the Trustee board appointed by James Hardie information permitted to be passed to James Hardie.
2.5 AUDIT AND ACTUARIAL REVIEW
2.5.1 Approved Actuary
The Trustee must ensure that an Approved Actuary is appointed at all times during the Term. The initial Approved Actuary is KPMG Actuaries. The NSW Government has the right to appoint a reviewing actuary in certain circumstances: see Section 3.1.4.
2.5.2 Approved Auditor
The Trustee must appoint and continue to retain an Approved Auditor to be the auditor of the Trustee. The appointment of the Approved Auditor is subject to the consent of James Hardie and the NSW Government. The initial Approved Auditor is PricewaterhouseCoopers, who is also the auditor of James Hardie.
The NSW Government also has a right to appoint an auditor at is own cost to conduct a general or more limited audit of the activities, affairs and financial position of the Trustee. The Trustee must give the NSW Government appointed auditor full and free access to the books and records of the Trustee at its premises, all reasonable assistance and explanations of information that the NSW Government appointed auditor may request and access to the working papers of all Approved Auditors (to the extent the Trustee is entitled to do so without being in breach of any relevant confidentiality obligations).
2.6 RESTRICTIONS ON LOCATION AND BUSINESS OF THE ASBESTOS INJURIES COMPENSATION FUND AND THE TRUSTEE
The Final Funding Agreement requires the Trustee to ensure that the Asbestos Injuries Compensation Fund remains governed by the laws of NSW, and that the Trustee maintains its principal place of business in NSW.
2.7 STATUTORY RECOVERIES
The NSW Government has agreed to use its best endeavours to ensure, through the Transaction Legislation, that the Former James Hardie Companies (or the Trustee on their behalf) cannot be compelled to pay Statutory Recoveries (whether directly to Relevant Bodies or as a component of amounts payable or liabilities incurred in respect of Proven Claims) which in aggregate exceed in any Financial Year the lesser of:
>	the amount equal to the liabilities of the Former James Hardie Companies to pay Statutory Recoveries as calculated under the relevant statute(s) from time to time; and

>	the Annual Limit.
The Annual Limit is A$750,000 for the first Financial Year of the operations of the Trustee and, in respect of each subsequent Financial Year, an amount equal to the prior Financial Year’s Annual Limit, indexed for inflation or deflation by reference to the All Groups Consumer Price Index as published by the Australian Bureau of Statistics (or, if such statistic ceases to be published, the nearest equivalent generally published figure).
James Hardie Industries 45

PART C — DETAILS OF THE PROPOSAL
The Statutory Recoveries are subject to a further aggregate limit of A$30 million over the Term.
If any Former James Hardie Company (or the Trustee on its own behalf or on behalf of a Former James Hardie Company) or any member of the James Hardie Group is required to pay any amount in respect of Statutory Recoveries which exceeds the limits described above, the payment obligations of the Performing Subsidiary and James Hardie under the Final Funding Agreement and the Related Agreements shall be adjusted by the amount of the excess as though the excess were a payment of a Relevant Liability under an Overlapping Scheme. See Section 7.9.
The Transaction Legislation states that Statutory Recovery claims against a Former James Hardie Company may only be paid during the NSW Supervised Winding Up period if the funding set aside under the Final Funding Agreement for the payment of such claims is or will be sufficient to cover such claims. If the funding for Statutory Recoveries is not sufficient for the Financial Year concerned, regulations may be made by the responsible NSW Minister to specify how such Statutory Recoveries are to be paid. However, the responsible NSW Minister may not recommend the making of such regulations unless the responsible NSW Minister has received the written consent of the Trustee to the making of the regulations. At the date of this document, no such regulations have been made or announced.
2.8 RATIONING
The Transaction Legislation makes provision for the Trustee to ration the timing or amount of payments made with respect to Proven Claims or Trust Funded Liabilities in certain circumstances, as described further below.
If it appears reasonably likely to the Trustee that, for a period of time, there will be insufficient amounts in the Asbestos Injuries Compensation Fund for all Payable Liabilities of a Former James Hardie Company to be paid in full as and when they fall due for payment, the Trustee may, with the approval of the NSW Minister made responsible for such matters, apply to the NSW Supreme Court for orders establishing a rationing scheme.
On an application by the Trustee to establish a rationing scheme, the NSW Supreme Court may, if satisfied that there is a funding insufficiency:
>	make an order declaring that there will be insufficient funds to pay the Payable Liabilities in full as and when t hey fall due for payment for the period specified by the order; and

>	approve a scheme for the payment by installments of the full amount of Payable Liabilities due, or deferral of payment of Payable Liabilities, during the insufficient funds period.
While an approved payment scheme is in force, the Trustee may pay Trust Funded Liabilities only to the extent and in accordance with the terms of the scheme, and a Former James Hardie Company may pay Payable Liabilities only to the extent and in accordance with the terms of the scheme.
The NSW Supreme Court may not approve a scheme for the payment in installments, or deferral of payment, of Payable Liabilities during the insufficient funds period unless the scheme provides for the following:
>	the payment in full of the Operating Expenses and Claims Processing Expenses during the period in priority to other Payable Liabilities;

>	the payment in installments of Proven Claims during the period (calculated on an appropriate proportionate basis among claimants whose claims are payable when the period commences or become payable during that period), but not in a manner that discriminates between claimants by reference to the nature or extent of the loss or damage sustained;

>	the deferral during the period of the payment of Payable Liabilities that are liabilities to pay Contributions Claims in relation to Proven Claims; and

>	the deferral during the period of the payment of Payable Liabilities that are liabilities to pay Pre-commencement Claims (other than Proven Claims).
The Transaction Legislation makes provision for the Trustee to apply for the variation or revocation of an approved payment scheme order, and provides that such orders are automatically revoked if the Trustee, with the approval of the responsible NSW Minister, gives the NSW Supreme Court notice that sufficient funds are or will become available to pay in full the installments provided for by the approved payment scheme, the ongoing Operating Expenses and Claims Processing Expenses of the Former James Hardie Company and any deferred claims.
The Transaction Legislation allows for interim rationing arrangements to be implemented pending such approval, which entitle the Trustee to direct the Former James Hardie Companies to defer the payment of Payable Liabilities in whole or in part in a manner consistent with the rationing requirements for a scheme as described above, if the Trustee has sought but not obtained approval to implement a rationing scheme, and if the Trustee is satisfied that the insufficiency of funds to pay the Payable Liabilities requires the urgent rationing of payments pending the receipt of approval from the responsible NSW Minister.
If the amount of the Funding Payments has been adjusted as a result of the Tax Conditions ceasing to apply (see Section 3.1.5), the Trustee must consider deferring payment of claims, or introducing an appropriate rationing scheme as a result of the actual and expected impact of the adjusted payments, so as to ensure that there is no discrimination between Claimants (or the proportion of their Proven Claim which may be expected to be paid) on the basis of the time at which they lodge their claim with the relevant Former James Hardie Company.
46 James Hardie Industries

PART C — DETAILS OF THE PROPOSAL
2.9 OWNERSHIP AND MANAGEMENT OF THE FORMER JAMES HARDIE COMPANIES
2.9.1 Transfer of Former James Hardie Companies to the Trustee
Ownership of Amaca and Amaba will be transferred from the MRCF to the Trustee and ABN 60 will be transferred from the ABN 60 Foundation to the Trustee, each in accordance with the terms of the Transaction Legislation. The Trustee will hold the shares in ABN 60, Amaca and Amaba in its capacity as trustee of the Charitable Fund. No compensation will be payable in relation to the transfer of ownership of Amaca, Amaba or ABN 60.
2.9.2 Ministerial orders with respect to the Former James Hardie Companies
The Transaction Legislation also provides that the registered offices and register of members of the Former James Hardie Companies must be located within NSW, and restricts the transfer of shares in the Former James Hardie Companies without the order of the responsible NSW Minister. The registered office and register of members of each of the Former James Hardie Companies are currently located in NSW. However, if this were not the case the Transaction Legislation also gives the responsible NSW Minister power to make an order requiring a change of location of the registered office or register of members of a Former James Hardie Company to a location within NSW. The responsible NSW Minister may also order the transfer of any or all of the shares in a Former James Hardie Company to the person or persons specified in the order.
The responsible NSW Minister may also order a specified director of a Former James Hardie Company, the MRCF trustee, MRCF Investments Pty Ltd (a wholly-owned subsidiary of the MRCF trustee) and ABN 60 Foundation to cease to hold that office, and has the power to appoint replacement directors. However, the responsible NSW Minister may not exercise this power if the Trustee holds all of the shares in the Former James Hardie Company for the purposes of the Charitable Fund.
The responsible NSW Minister’s powers with respect to these companies expire on 1 October 2007 (in relation to the MRCF trustee, MRCF Investments Pty Ltd and the ABN 60 Foundation), and at the end of the NSW Supervised Winding Up period (for the Former James Hardie Companies).
2.9.3 Winding up of Former James Hardie Companies
The Former James Hardie Companies will be placed in a form of statutory-based winding up known as the NSW Supervised Winding Up. The NSW Supervised Winding Up regime is established by the Transaction Legislation, and replaces the general provisions contained in Chapter 5 of the Corporations Act 2001 (Cth) which would otherwise govern any external administration of the Former James Hardie Companies.
The NSW Supervised Winding Up regime will:
>	ensure the continued existence of the Former James Hardie Companies, even if those entities become insolvent at any time during the Term; and

>	prohibit the Former James Hardie Companies from paying any liabilities of the Former James Hardie Companies, except for Payable Liabilities.
The NSW Supervised Winding Up regime will not affect any rights of recovery which the Former James Hardie Companies may have against insurance companies or other third parties.
Under the Transaction Legislation, during the NSW Supervised Winding Up period for a Former James Hardie Company, a person cannot begin or continue with civil proceedings against the entity in a court or other tribunal unless the proceedings seek to enforce:
>	a Personal Asbestos Claim (whether or not a Proven Personal Asbestos Claim);

>	a Contribution Claim (whether or not a proven Contribution Claim);

>	any other Payable Liability of the Former James Hardie Company that was incurred to the person; or

>	a right of the person against the Former James Hardie Company (other than a right to be paid damages or receive other payment).
The Former James Hardie Companies, and their respective directors and other officers, are specifically authorised during the NSW Supervised Winding Up period to conduct the business of the entity in the manner directed, required, authorised or permitted by or under the Transaction Legislation even if the entity is insolvent, or the entity will become insolvent by reason of conducting its business in such a manner.
The Transaction Legislation also contains provisions to clarify that nothing in the legislation would permit a claimant to recover more than once with respect to any particular loss.
2.9.4 Management and settlement of claims against the Former James Hardie Companies
The Transaction Legislation also confers upon the Trustee certain ancillary powers of direction and management with respect to the Former James Hardie Companies, which will assist the Trustee to perform its role. Pursuant to those powers, the Trustee may, by written order served on a Former James Hardie Company, direct the entity to do (or not to do) anything that the Trustee deems to be necessary or appropriate for the winding up of the entity in accordance with the NSW Supervised Winding Up regime, and the Former James Hardie Company must comply with such direction. This may include (without limitation) directing a Former James Hardie Company to enter into arrangements for the pooling of funds of the Former James Hardie Companies, or the allocation of pooled funds to the payment of Payable Liabilities of any one or more of those entities.
James Hardie Industries 47

PART C — DETAILS OF THE PROPOSAL
The Trustee also has the ability to direct the Former James Hardie Companies to utilise the Trustee’s claims management services (including acting as a single claims manager in respect of the management of such claims).
After the commencement of the NSW Supervised Winding Up, each Former James Hardie Company must establish four separate bank accounts, into which the Former James Hardie Company must separately deposit proceeds from asset realisation, insurance proceeds, Trustee funding and funds from any other sources. Money held in these accounts must only be applied for the payment of the Payable Liabilities of the Former James Hardie Company.
2.10 LIABILITY OF AMACA FOR MARLEW CLAIMS
Section 22 of the James Hardie (Civil Liability) Act 2005 (NSW) (part of the Release Legislation) makes Amaca statutorily liable in respect of a Marlew Claim as if the asbestos mining activities conducted by or on behalf of Marlew at Baryulgil, NSW in respect of which the claim arises had been conducted by or on behalf of Amaca.
Amaca’s liability for Marlew Claims is limited to claims brought in the Dust Diseases Tribunal, or any Marlew Claim brought in any court, tribunal or other judicial body constituted in Australia if such claim was commenced prior to 2 December 2005. Amaca’s statutory liability for Marlew Claims does not entitle a person to recover more than once in respect of a Marlew Claim (that is, a person who recovers against either Amaca or Marlew in respect of such a claim cannot also recover against the other in respect of the claim). These claims are not expected to result in any material liability for Amaca.
The liability for Marlew Claims statutorily imposed on Amaca is intended to operate solely to the extent that the relevant claimant is unable to recover compensation from any other liable person. In other words, Amaca is a defendant of last resort. A plaintiff is considered to be unable to recover damages from a Concurrent Wrongdoer if, and only if, the plaintiff has made a demand for payment of damages by the Concurrent Wrongdoer after judgment in favour of the plaintiff has taken effect, and the Concurrent Wrongdoer has failed to pay the damages within 28 days after the demand for payment was made.
Amaca is entitled to recover from other Concurrent Wrongdoers, any payment made by Amaca to a plaintiff in respect of Amaca’s liability as a concurrent wrongdoer for a Marlew Claim. Amaca is also entitled to recover from Marlew as a debt, the amount of any payment made by Amaca in satisfaction of any Payable Liability with respect to a Marlew Claim. The statutorily imposed liability does not affect any liability of an insurer under a policy of insurance that insures Marlew against liability in connection with a Marlew Claim.
Accordingly, references in this document to the Australian asbestos-related personal injury liabilities of the Former James Hardie Companies include the specific liabilities of Marlew which Amaca will assume as statutory liabilities under the Proposal, unless the context indicates otherwise.
2.11 CONSEQUENCES IF THE TRUSTEE BECOMES INSOLVENT OR UNABLE TO OPERATE
If the Trustee becomes Insolvent or is otherwise unable by operation of law to carry out its functions (excluding any inability arising by reason of an act or omission of the NSW Government), then after the six months that the Trustee remains unable to carry out its functions, the NSW Government may establish an alternative payment mechanism whereby the Performing Subsidiary pays the Funding Payments to a new entity or person in substitution for the Trustee.
Any such alternative payment mechanism must not negate, reduce or increase the continuing obligations of James Hardie or the Performing Subsidiary under the Final Funding Agreement, or entitle the NSW Government or any Government Authority to the benefit of any amounts paid or which are or may become payable by James Hardie or the Performing Subsidiary under the Proposal.
3. JAMES HARDIE’S FUNDING OBLIGATIONS
3.1 FUNDING OF THE ASBESTOS INJURIES COMPENSATION FUND
Under the terms of the Final Funding Agreement, a newly established Australian subsidiary of James Hardie (James Hardie 117 Pty Ltd) has been nominated to be the Performing Subsidiary, and it has the primary obligation to make the Funding Payments to the Trustee in its capacity as trustee of the Charitable Fund once the conditions precedent to the operation of the Final Funding Agreement have been satisfied.
The Trustee will use the Funding Payments to meet the Trust Funded Liabilities. The primary type of Trust Funded Liability is a Proven Claim with respect to Amaca, Amaba, ABN 60 or Marlew. To the extent that the Trustee makes direct payments to Claimants with respect to a liability owed by the Former James Hardie Companies, the Trustee will have a statutory right of reimbursement against the relevant Former James Hardie Company, for payments which it makes out of the Charitable Fund.
James Hardie has provided to the NSW Government and the Trustee an unconditional and irrevocable guarantee that the Performing Subsidiary will make the Funding Payments in accordance with the terms of the Final Funding Agreement.
48 James Hardie Industries

PART C — DETAILS OF THE PROPOSAL
The Proposal is designed to be responsive to changes in the profile and quantum of expected Proven Claims, and to James Hardie’s financial performance. This responsiveness is achieved through:
>	calculating the Annual Payments on the basis of annually updated actuarial central estimates of relevant asbestos- related liabilities and Operating Expenses;

>	a cap on Annual Payments, which is calculated as a percentage of James Hardie’s Free Cash Flow in the most recent Financial Year; and

>	subject to the operation of the Annual Cash Flow Cap, the inclusion of a funding buffer whereby a maximum of approximately three years’ funding will be available to the Trustee immediately after the Annual Payment.
The objective of such flexibility is to reduce the risk that a short-term fluctuation in claims or James Hardie’s financial performance will result in the funding arrangements being subject to stress, renegotiation or challenge, and to allow James Hardie to continue to fund and grow its existing business, to make repayments of debt principal, or to make distributions to Shareholders.
The diagram below illustrates the key legal relationships as well as funding flows between the Trustee, James Hardie, the Performing Subsidiary, Amaca, Amaba and ABN 60.
FUNDING STRUCTURE

Notes:

1.	In the Trustee’s capacity as trustee of the Charitable Fund.

2.	In the Trustee’s capacity as trustee of the Charitable Fund, it will own Amaca, Amaba and ABN 60, but it is not expected that the Trustee will contribute additional funding directly to these entities. Instead, the Trustee is expected to make payments directly to Claimants once Amaca, Amaba and ABN 60 are unable to meet Proven Claims from their own resources.

3.	Under the Transaction Legislation, the Trustee in its capacity as trustee of the Charitable Fund has a statutory right of reimbursement against the Former James Hardie Companies with respect to any compensation payments it makes to Claimants.

4.	The Trustee may make payments to Claimants out of the Charitable Fund, or the Discretionary Fund.

5.	Under the Transaction Legislation, Amaca has assumed liabilities in relation to certain personal injury claims against Marlew. See Section 2.10 for further details.

6.	Proven Claims against the Former James Hardie Companies are liabilities of the Former James Hardie Companies. Claimants do not have any direct rights against the Trustee.
James Hardie Industries 49

PART C — DETAILS OF THE PROPOSAL
3.1.1 Initial Funding
It is a condition precedent to the Final Funding Agreement that the Performing Subsidiary pays Initial Funding of A$184.3 million to the Trustee. The Initial Funding will be the last condition precedent to be satisfied before the Proposal is effective. If Shareholder approval is obtained, and the other outstanding conditions precedent to the Final Funding Agreement are satisfied, it is currently expected that the Initial Funding will be paid in February 2007.
3.1.2 Annual Payments
The Performing Subsidiary will make Annual Payments in Australian dollars to the Trustee. These Annual Payments will be due three months and one day after the end of each Financial Year. If the Proposal is implemented, the first Annual Payment is expected to be made on 1 July 2007 and subsequent Annual Payments will be made on 1 July of each year.
The amount of the Annual Payment is calculated as follows:
>	the Period Actuarial Estimate of the expected Proven Claim liabilities of the Former James Hardie Companies and Marlew for the Financial Year in which the payment is made and the next two Financial Years, calculated as at the end of the previous Financial Year; plus

>	the estimated reasonable Operating Expenses of the Trustee and the Former James Hardie Companies for the Financial Year in which the payment is to be ma de; less

>	the net assets of the Trustee and the Former James Hardie Companies as at the end of the previous Financial Year, as determined by the Approved Auditor.
The amount of the Annual Payment is subject to an Annual Cash Flow Cap. If the Annual Payment would exceed the Annual Cash Flow Cap for the relevant Financial Year, the Annual Payment will be limited to the amount of the Annual Cash Flow Cap for the relevant Financial Year. The operation of the Annual Cash Flow Cap is discussed in more detail at Section 3.1.3.
3.1.2.1 Period Actuarial Estimate
The Period Actuarial Estimate is the Approved Actuary’s central estimate of the present value of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs which are reasonably expected to become payable in the relevant period. This estimate does not take into account any proceeds which may be available to the Former James Hardie Companies for these liabilities arising from insurance or third party indemnities known as “Insurance and Other Recoveries”.
The Period Actuarial Estimate is not a general estimate of all the asbestos-related liabilities of the Former James Hardie Companies and Marlew: it is strictly limited to Proven Claims and Claims Legal Costs. In this way, James Hardie will only be obliged to provide funding for particular types of asbestos liability of the Former James Hardie Companies and Marlew. The Trustee is also prohibited from using this funding to pay claims that are not Proven Claims. For further detailed information on the concepts of Proven Claim and Claims Legal Costs, and the restrictions applicable to the Trustee’s use of funds, see Section 2.2.1.
3.1.2.2 Estimated reasonable Operating Expenses of the Trustee and Former James Hardie Companies
For the purpose of calculating the Operating Expenses of the Trustee and the Former James Hardie Companies, the Trustee must make a reasonable determination as to this estimate for the Financial Year in which the payment is made. This amount is then included in the Annual Payment calculation.
3.1.2.3 Net assets
The net assets of the Trustee and the Former James Hardie Companies as at 31 March each Financial Year will be calculated as the assets shown on the audited financial statements of the Trustee and the Former James Hardie Companies, less the liabilities of the Trustee and the Former James Hardie Companies. These assets will include insurance recoveries for claims made against the Former James Hardie Companies to the extent payable during the period prior to the next Annual Payment (in the opinion of the Approved Auditor, formed on reasonable grounds). The calculation of liabilities will exclude all Asbestos Liabilities other than current Proven Claims.
3.1.2.4 Repayment of surplus funds
If the Annual Payment is calculated to be a negative amount, this will indicate that the Trustee has assets surplus to its current requirements at that time. That is, net assets will be greater than the amount necessary to meet the three years worth of expected Proven Claim payments and expected Claims Legal Costs and Operating Expenses for the Financial Year in which the payment is to be made. In these circumstances, the Trustee will refund to the Performing Subsidiary the excess amount on the Payment Date.
3.1.2.5 Operation of funding buffer
Subject to the operation of the Annual Cash Flow Cap, there is expected to be a maximum of approximately three years estimated funding available to the Trustee immediately after the Annual Payment. This buffer will reduce as the Trustee makes payments during the course of the year. If the outgoings of the Trustee are consistent with the estimates utilised in calculating the Annual Payment, the buffer available to the Trustee immediately prior to the next Annual Payment will have reduced to approximately two years worth of estimated funding for Proven Claims and Claims Legal Costs. The buffer will then be topped up by the Performing Subsidiary (subject to the operation of the Annual Cash Flow Cap) on the next Payment Date so that it again represents approximately three years’ estimated funding based on the then current annual actuarial assessment. The inclusion of a funding buffer is expected to decrease the likelihood that the Trustee will have insufficient funds to provide
50 James Hardie Industries

PART C — DETAILS OF THE PROPOSAL
full compensation to Claimants arising from short-term fluctuations in the incidence of Proven Claims and/or changes in the financial performance of James Hardie.
However, the inclusion of a funding buffer also means that the Performing Subsidiary will make payments to the Trustee in respect of Proven Claims and Claims Legal Costs that are not expected to be paid for a period of time. Such payments reduce James Hardie’s capital resources that could otherwise be used for other corporate purposes.
3.1.2.6 Payment by installments and prepayment
Instead of making one Annual Payment in any given year, the Performing Subsidiary may elect to pay the Annual Payment in equal installments at three or six monthly intervals commencing on that Payment Date. All installments in respect of a Financial Year must become payable by the last Business Day of that Financial Year. Alternatively, the Performing Subsidiary may prepay an Annual Payment at any time.
Because the effect of paying in installments is to defer the time at which the Trustee receives the full amount of the Annual Payments, if the Performing Subsidiary elects to pay in installments, it must pay interest to the Trustee to compensate the Trustee for the interest which it has foregone as a result of the later receipt of Annual Payments, at the Interest Rate for the period during which a payment is deferred.
Any prepaid amounts are not refundable. Adjustments will be made to the Annual Payment calculations to ensure that the Trustee is not disadvantaged by any prepayment relative to its position if the prepayment had not been made. In addition, the amount of any prepayment will be excluded when calculating the net assets of the Trustee for the purpose of calculating Annual Payments, unless the Valuation Ratio (see Section 4.10) as at the last day of the Financial Year preceding the relevant Payment Date exceeded 2.75.
3.1.3 Annual Cash Flow Cap
In each Financial Year, the Annual Payment to the Trustee will be limited such that the Annual Payment cannot exceed the Annual Cash Flow Cap for that year. Accordingly, if James Hardie has zero or negative Free Cash Flow in a Financial Year, there will be no Annual Payment made in the following Financial Year. However, this capping arrangement does not apply to the Initial Funding made by the Performing Subsidiary.
3.1.3.1 Details of calculation of Annual Cash Flow Cap
The Annual Cash Flow Cap for the Financial Year in which the relevant Annual Payment is made is calculated as follows:

Annual Cash Flow Cap	=	Free Cash Flow of immediately
preceding Financial Year

		x	Annual Cash Flow
Cap Percentage

		x	Qualifying Capital Ratio.
The Annual Cash Flow Cap cannot be a negative number. If Free Cash Flow is a negative number, the Annual Cash Flow Cap for the relevant year will be zero.
The Annual Cash Flow Cap in respect of the Annual Payment due on 1 July 2007 will be reduced by A$7.7 million. The reason for this adjustment is that the calculation of the Initial Funding of A$184.3 million included a prepayment of A$7.7 million of the Annual Payment due on 1 July 2007.
3.1.3.2 Calculation of James Hardie’s Free Cash Flow
The Free Cash Flow is the net cash provided by operating activities (as calculated in accordance with US GAAP as in force on 21 December 2004) of the James Hardie Group for the relevant Financial Year:
(a) after deducting:
(i)	interest paid, increases in net operating assets and liabilities, and taxes paid;

(ii)	any asbestos-related payments (of any kind) made by any member of the James Hardie Group in that Financial Year; and

(iii)	the income statement charge in relation to minority interests’ share of profits; and
(b) after adding:
(i)	interest received, decreases in net operating assets and liabilities, and receipt of taxes;

(ii)	any asbestos-related payments received by any member of the James Hardie Group in that Financial Year; and

(iii)	the income statement credit in relation to minority interests’ share of losses.
There are also specific adjustments to the Free Cash Flow that must be made for the Financial Years ending 31 March 2007 and 31 March 2008.
In calculating the Free Cash Flow for the Financial Year ending 31 March 2007, an additional amount of A$93.0 million will be added. In calculating the Free Cash Flow for the Financial Year ending 31 March 2008, an amount of A$7.7 million will be subtracted:
>	the adjustment to the Free Cash Flow for the Financial Year ending 31 March 2007 is to ensure that the deduction to Free Cash Flow as a result of the Initial Funding is limited to the Period Actuarial Estimate for the Financial Year ending 31 March 2009 and the reasonable Operating Expenses of the Trustee and Former James Hardie Companies for the six months ending 31 March 2007 as this is more representative of the expected ongoing Annual Payments under the Final Funding Agreement.

>	the adjustment to Free Cash Flow for the Financial Year ending 31 March 2008 is to ensure that the amount of A$7.7 million prepaid as part of the Initial Funding is treated for the purposes of the Final Funding Agreement as paid in the Financial Year ending 31 March 2008.
James Hardie Industries 51

PART C — DETAILS OF THE PROPOSAL
Because James Hardie’s financial statements are expressed in US dollars and the payments to the Trustee must be made in Australian dollars, the Free Cash Flow reported by James Hardie will be converted to Australian dollars by reference to the relevant spot Australian dollar/ foreign currency exchange rate (for purchasing Australian dollars) at 10:00am AEDT on the day, five days before the relevant Payment Date.
The Free Cash Flow can be impacted by a number of factors, including the operating cash flows of the business, interest charges, tax payments and corporate transactions permitted under the Final Funding Agreement.
3.1.3.3 Annual Cash Flow Cap Percentage
The initial Annual Cash Flow Cap Percentage is set at 35%. The Annual Cash Flow Cap Percentage can never be increased above 35%.
The Final Funding Agreement provides that for each Financial Year ending on or after 31 March 2012, the Annual Cash Flow Cap Percentage shall be reduced in increments of five percentage points (to a floor of 5%), provided that the Annual Payments are, on average, lower than the reduced Annual Cash Flow Cap Percentage level for the four years preceding the reduction. The Annual Cash Flow Cap Percentage cannot reduce by more than five percentage points in any four year period.
The earliest that the Annual Cash Flow Cap Percentage could “step-down” to:
>	30%, is the Financial Year ending 31 March 2012;

>	25%, is the Financial Year ending 31 March 2016;

>	20%, is the Financial Year ending 31 March 2020;

>	15%, is the Financial Year ending 31 March 2024;

>	10%, is the Financial Year ending 31 March 2028; and

>	5%, is the Financial Year ending 31 March 2032.
A graph of the earliest possible times that the Annual Cash Flow Cap Percentage could consecutively “step-down” is set out below. Whether the earliest step-down scenario is actually achieved will depend entirely on the actual and anticipated claims experience of the Former James Hardie Companies and the financial performance of James Hardie.
ANNUAL CASH FLOW CAP PERCENTAGE-EARLIEST “STEP-DOWN”
52 James Hardie Industries

PART C — DETAILS OF THE PROPOSAL
In the graph on the previous page, the Annual Cash Flow Cap is 5% after 2032 until the end of the Term.
Where there has been a step-down in the Annual Cash Flow Cap Percentage to 30% or below, a five percentage point step-up to the next level would be required if (and only if) the Annual Contribution Amount in any Financial Year (expressed as a percentage of Free Cash Flow of the immediately preceding Financial Year) is above the then current Annual Cash Flow Cap Percentage. The Final Funding Agreement does not permit two or more consecutive step-ups. Although the lowest Annual Cash Flow Cap Percentage is 5%, once this level has been achieved it is always possible for there to be one step-up of five percentage points to a new Annual Cash Flow Cap Percentage of 10%. This means that the lowest effective cap on the Funding Payments is 10% of the Free Cash Flow, because even if the Annual Cash Flow Cap Percentage reduces to 5%, there is always the potential that it could increase to 10%.
Subject to the exception described below, where there has been a step-up to the next 5 percentage point level, a step-down can occur for the following year, but only if the level of the Annual Payment as a percentage of Free Cash Flow of the immediately preceding Financial Year is less than the Annual Cash Flow Cap Percentage for the immediately preceding year less 5 percentage points.
Where a step-up has been applied to the Financial Year ending 31 March 2013 to increase the Annual Cash Flow Cap Percentage to 35%, a step-down cannot be applied to the Financial Year ending on 31 March 2014 to reduce the Annual Cash Flow Cap Percentage in that Financial Year back to 30%, but can be applied in subsequent years.
3.1.3.4 Qualifying Capital Ratio
The Qualifying Capital Ratio is described in Section 5.
3.1.4 Annual actuarial assessment and review
The Period Actuarial Estimate will be updated by the Approved Actuary on an annual basis to take account of developments in the actual and anticipated claims experience of the Former James Hardie Companies.
The Final Funding Agreement contains a mechanism whereby the NSW Government may appoint a reviewing actuary to conduct a peer review of a report prepared by the Approved Actuary. In the event that the reviewing actuary disagrees with the Approved Actuary’s report, has reasonable grounds to disagree, and considers the disagreement to be material, the NSW Government may notify the Trustee, James Hardie and the Performing Subsidiary accordingly. The Trustee must instruct the Approved Actuary to give bona fide consideration to the matters set out by the NSW Government and to provide a detailed response.
Where the Approved Actuary considers it necessary or appropriate to do so, the Approved Actuary may revise and reissue the most recent report on which the reviewing actuary conducted its review, or recalculate the Discounted Central Estimate, Period Actuarial Estimate or Term Central Estimate accordingly (with corresponding effect on the calculation of the Funding Payments). Where an error or recalculation disclosed in a revised report has resulted in the Performing Subsidiary making an overpayment or underpayment to the Trustee, the relevant party shall promptly reimburse any over or under paid amount.
3.1.5 Adjustments to Annual Payments
The Annual Payment may be reduced to take into account any payments which any James Hardie Group member is required to make in respect of Relevant Liabilities under an Overlapping Scheme, where the liability to make such payments arises other than under the terms of the Final Funding Agreement, the Release Legislation or the Transaction Legislation. Further details of this adjustment mechanism are set out in Section 7.9.
The ongoing payment obligations of James Hardie and the Performing Subsidiary (other than with respect to the Initial Funding) are also conditional upon:
>	binding legislation or Rulings which satisfy the Tax Conditions having come into and remaining in full force;

>	there being no Change of Tax Law which results in, or which will if implemented result in, the Tax Conditions ceasing to be satisfied, and any relevant Ruling has not ceased to be effective (unless, if there has been a Cessation of Ruling, the relevant taxpayer has obtained a final judgment to the effect that the Tax consequences set out in that Ruling continue to apply in respect of that taxpayer); or

>	if the applicable legislation or Ruling imposes any additional conditions or qualifications to the Tax Conditions being or remaining satisfied, those conditions being acceptable to James Hardie acting reasonably.
If the Tax Conditions cease to be satisfied, there are three possible consequences:
>	the Performing Subsidiary must continue to make Funding Payments, either because:
–	James Hardie has determined to make Funding Payments notwithstanding that no member of the James Hardie Group has any legal obligation to do so;

–	the Tax Condition has ceased to have effect because a James Hardie Group member deliberately, recklessly or negligently caused or contributed to the cessation of the Tax Condition; or

–	the amount of additional tax payable as a result of the Tax Condition ceasing to be satisfied is minimal when compared to the average of the James Hardie Contributions over the past three Financial Years;
>	the Performing Subsidiary will have no obligation to make Funding Payments until the relevant Tax Condition is again satisfied. In this circumstance, if the Tax Conditions are not satisfied again within 12 months, the Final Funding Agreement will be terminated unless the parties agree otherwise; or

>	the Performing Subsidiary must continue to make Funding Payments, but the amount of the Funding Payments will be subject to adjustment.
James Hardie Industries 53

PART C — DETAILS OF THE PROPOSAL
For an explanation of the Tax Conditions and relevant Changes of Tax Law, see Section 8.4.3. Withholding of payments on the basis of a Change of Tax Law does not affect the efficacy of the Releases. However, if the Tax Conditions cease to be satisfied and the Final Funding Agreement terminates, and an appropriate response to the estimated future funding shortfall facing the Former James Hardie Companies acceptable to all stakeholders is not developed, James Hardie expects that adverse legislative and regulatory action is likely to be taken against the James Hardie Group: see Part E, Section 6.
3.1.5.1 Performing Subsidiary must continue to make Funding Payments
Even if the Tax Conditions cease to be satisfied, the Performing Subsidiary will still be obliged to make Funding Payments in full where:
>	James Hardie has irrevocably waived its right to withhold funding where a Tax Condition ceases to be satisfied. It may do so in relation to one or more years of taxation, or in relation to particular forms or levels of taxation;

>	the amount of additional tax incurred by the James Hardie Group Taxpayer, the Trustee or any Former James Hardie Company (each a “Relevant Entity”) in a year of income after the Tax Conditions cease to be satisfied is not more than a de minimus amount of the average Funding Payments for the three Financial Years prior to the Financial Year in which the Change of Tax Law or event occurred which caused the Tax Conditions to cease to be satisfied. For this purpose, Funding Payments for each of the three Financial Years ended or ending on 31 March 2005, 31 March 2006 and 31 March 2007 is deemed to be the amount of the Initial Funding divided by 2.5;

>	James Hardie has caused the Tax Condition to cease to be satisfied as a result of the substitution of the Performing Subsidiary with a James Hardie Group member that is not an Australian tax resident for the purposes of the Income Tax Assessment Act 1997 (Cth) or which is a resident of a country other than Australia for taxation purposes;

>	the Tax Conditions have ceased to apply by reason of deliberate or reckless non-compliance by any member of the James Hardie Group with any condition or requirement accepted by James Hardie;

>	the Tax Conditions have ceased to apply by reason of negligent or inadvertent non-compliance by any member of the James Hardie Group with any condition or requirement accepted by James Hardie, unless:
–	James Hardie has given notice to the Trustee and the NSW Government of the relevant circumstances, and has paid or agreed to pay any applicable penalty or interest reasonably imposed by assessment of the ATO and has taken such other reasonable steps as necessary to remedy the non-compliance with the accepted Tax Condition; and

–	either:
–	the ATO has then revoked or withdrawn the Black Hole Deductibility of the James Hardie Contributions or has not otherwise confirmed to James Hardie within 12 months of James Hardie giving notice as specified above, that the Tax Conditions will thereafter be satisfied; or

–	where the Tax Conditions were satisfied under the legislation in force, that legislation is amended or repealed so as to result in the Tax Conditions ceasing to be satisfied and alternate legislation resulting in the Tax Conditions being again satisfied does not come into force within 12 months of the date of amendment or repeal of the earlier legislation.
Cessation of the Tax Conditions does not affect James Hardie’s obligation to pay the Wind-Up Amount or Reconstruction Amount, where a Tax Condition ceases to apply solely by reason of the Wind-Up Event or Reconstruction Event which triggers the obligation to pay the Wind-Up Amount or Reconstruction Amount. For further details of the circumstances in which James Hardie may become obliged to pay the Wind-Up Amount or Reconstruction Amount, see Part F, Sections 1.1 and 1.2.
3.1.5.2 Performing Subsidiary is not obliged to make Funding Payments
The Performing Subsidiary does not have any obligation to make Funding Payments if none of the circumstances set out in Section 3.1.5.1 apply, and one or more of the following Tax Conditions has ceased to be satisfied:
>	payments of the Funding Payments to the Trustee will be deductible to the James Hardie Group Taxpayer on the basis of Black Hole Deductibility for the purpose of determining the taxable income of the James Hardie Group Taxpayer;

>	the Funding Payments received by the Trustee of the Charitable Fund from the Performing Subsidiary will comprise corpus of a trust and so will not form part of the assessable income of the trustee of the Charitable Fund as either ordinary or statutory income; or

>	the Funding Payments to be made by the Performing Subsidiary to the trustee of the Charitable Fund do not represent or comprise consideration for a taxable supply made by the trustee.
In addition, if binding legislation, a Ruling or a final judgment having the effect of the relevant Tax Condition does not come into force within 12 months of any of the Tax Conditions above ceasing to be satisfied (or such later date as James Hardie may elect), then the Final Funding Agreement will terminate on the last day of that 12 month period or the later specified date. For further details see Section 8.4.3.
If subsequent legislation, a Ruling or final judgment results in the Tax Conditions above being satisfied within 12 months, then the Performing Subsidiary must, within 20
54 James Hardie Industries

PART C — DETAILS OF THE PROPOSAL
Business Days, pay any outstanding payments which have been withheld, together with interest calculated at the Interest Rate.
3.1.5.3 Performing Subsidiary must continue to make Funding Payments but these are subject to adjustment
The Performing Subsidiary will remain obliged to make Funding Payments (subject to certain adjustments outlined below), if:
>	any of the Tax Conditions other than the Tax Conditions specified in Section 3.1.5.2 cease to be satisfied and none of the circumstances set out in Section 3.1.5.1 apply;
and either of the following circumstances has occurred:
>	binding legislation, a Ruling or a final judgment having the effect of the relevant Tax Condition does not come into force within 12 months of the date upon which the relevant Tax Condition ceased to have effect; or

>	the Trustee, acting in good faith and consistently with its duties as trustee of the Asbestos In juries Compensation Fund, determines and notifies the other parties that if that Annual Payment is not made, the Trustee would have insufficient funds to pay all Trust Funded Liabilities which would become due and payable during the Financial Year.
In these circumstances, any future Funding Payments will be subject to adjustment. For the purposes of the calculation of net assets relevant to determining Annual Payments or relevant to determining the Valuation Ratio:
>	if any member of the James Hardie Group incurs Tax (or incurs an increased liability to Tax) that exceeds the amount of Tax it would have incurred in a particular year of income had the relevant Tax Conditions remained satisfied at all times (the “Incremental James Hardie Tax” ), then 50% of this amount will be deemed to:
>	increase and on a continuing basis form part of the net assets of the Trustee; and

>	earn tax-exempt income for each Financial Year ended on or after the date the Incremental James Hardie Tax is incurred at the discount rate published by the Approved Actuary in the Annual Actuarial Report in relation to the relevant Financial Year and such income shall be carried forward and capitalised on a compound basis; and
>	if the Trustee (in any capacity) or any Former James Hardie Company incurs Tax (or incurs an increased liability to Tax that exceeds the amount of Tax it would have incurred in a particular year of income had the relevant Tax Conditions remained satisfied at all times (the “Incremental Tax”), then 50% of this amount will be deemed to:
>	increase and on a continuing basis form part of the net assets of the relevant Former James Hardie Company or the Trustee (as applicable); and

>	earn tax-exempt income for the Former James Hardie Company or the Trustee (as applicable) for each Financial Year ended on or after the date the Incremental Tax is incurred, at the discount rate published by the Approved Actuary in the Annual Actuarial Report in relation to the relevant Financial Year and such income shall be carried forward and capitalised on a compound basis.
The Performing Subsidiary must, within 20 Business Days of the date it has become obliged to make an adjusted Funding Payment, pay any such adjusted Funding Payments or other payments which have not been paid but would have been due and payable under the Final Funding Agreement or any Related Agreement.
3.1.5.4 Additional obligations upon cessation of Tax Conditions
If Funding Payments have not been made because of the cessation of a Tax Condition, then each party to the Final Funding Agreement must, for a period of 12 months from the time that the Funding Payments have not been made (or any longer period as may be agreed by the parties in writing (“Interim Period”)):
>	use its best endeavours to secure the satisfaction within the Interim Period of the Tax Condition which has ceased to be satisfied; and

>	keep the other parties informed as to the progress of steps it has taken, consult with such parties in relation to such material steps and provide all reasonable assistance and information to any party in connection with the taking of any of these steps.
The costs of a party taking any action of this kind must be borne solely by that party.
3.1.6 Commutation of Annual Payments
James Hardie can approach the NSW Government at any time for its consent to the commutation of the obligations of James Hardie and the Performing Subsidiary under the Final Funding Agreement and Related Agreements. If James Hardie makes such a request, the NSW Government and James Hardie are required to negotiate in good faith to seek a mutually acceptable commutation arrangement. This could involve:
>	a lump sum payment to the Trustee made or procured by the Performing Subsidiary or another member of the James Hardie Group;

>	another person assuming the obligations of the James Hardie Group companies under the Final Funding Agreement and Related Agreements; or

>	another person taking on new obligations to replace the obligations of the James Hardie Group companies under the Final Funding Agreement and Related Agreements.
Subject to fulfilling the obligation to negotiate in good faith as described above, the NSW Government may withhold its consent to any commutation of liability in its absolute discretion.
3.1.7 Term and end of Term arrangements
The Final Funding Agreement contemplates that James Hardie may make a payment (known as the “Final Payment”) to end its funding obligations under the Final Funding
James Hardie Industries 55

PART C — DETAILS OF THE PROPOSAL
Agreement at the end of the Term. The Final Payment and the terms upon which it is paid are subject to the approval of the NSW Government and the Trustee.
In order to make the Final Payment, James Hardie would need to indicate that it wished to do so and instruct the Approved Actuary to prepare an actuarial report setting out its estimate of the Final Payment, having regard to the fact that the payment would be a “once and for all” lump sum payment to end James Hardie’s financial obligations under the Final Funding Agreement. As a result, the actuarial estimate of the required Final Payment is likely to be higher (and may be materially higher) than if the Approved Actuary utilised the Discounted Central Estimate valuation methodology used in calculating the Annual Payment.
3.1.8 Term of Final Funding Agreement
The initial Term of the Final Funding Agreement is from the Commencement Date to 31 March 2045.
If the NSW Government, James Hardie, the Performing Subsidiary and the Trustee are unable to agree on the basis and terms on which the Final Payment would be made at the end of the initial Term, then the Term will be automatically extended by a period of 10 years. At the conclusion of each extended Term, a further extension of 10 years will occur unless the parties agree on the terms of the Final Payment. There is no limit on the number of 10 year extensions by which the Term can be extended.
3.2 INTERIM FUNDING MEASURES
Pending the implementation of the funding arrangements under the Proposal, James Hardie and the Performing Subsidiary have agreed to provide assistance to the Former James Hardie Companies if required to ensure that funding is available for the purposes of meeting liabilities to Claimants up to the Commencement Date. This assistance need only be provided once other existing sources of funding for the Former James Hardie Companies have been exhausted. The obligation to provide assistance is also conditional upon the other parties to the Final Funding Agreement having performed their respective obligations under the Final Funding Agreement.
On 16 November 2006, James Hardie 117 Pty Ltd, Amaca and the MRCF entered into a loan agreement, whereby James Hardie 117 Pty Ltd agreed to lend up to A$24,114,000 interim funding to Amaca for the purposes of meeting Payable Liabilities. The loan will be secured against certain insurance receivables. Any monies borrowed under the interim funding facility will bear interest, and cannot be drawn down unless Amaca certifies that it expects that its available funds will be exhausted within the following month. Amaca must repay the loan on the earlier of the Business Day after the Commencement Date, five Business Days after James Hardie 117 Pty Ltd provides a notice to Amaca that the Final Funding Agreement has terminated and/or that negotiations with the NSW Government regarding alternative arrangements have fully and finally ceased, or the date on which the interim funding agreement is terminated by James Hardie 117 Pty Ltd in accordance with its terms.
If the Proposal is implemented, the Trustee will apply some of the Initial Funding towards discharging Amaca’s liability to repay the Interim Funding.
3.3 LIABILITY POSITION OF JAMES HARDIE
The obligations of James Hardie and the Performing Subsidiary under the Final Funding Agreement are owed to the Trustee and the NSW Government, not to Claimants or the Former James Hardie Companies. The Proposal does not give Claimants any rights against any member of the James Hardie Group, and the ability of Claimants or other persons to seek enforcement of the Proposal is restricted by the terms of the Transaction Legislation.
Provided that the Performing Subsidiary makes the Funding Payments contemplated under the Final Funding Agreement and there is no Insolvency Event or Reconstruction Event in relation to James Hardie, no member of the James Hardie Group will have any additional liability under the Proposal to contribute funding, even if the amount of funding provided to the Trustee under the Proposal is not sufficient to meet the liabilities of the Former James Hardie Companies. In this event, the funds of the Trustee may be subject to rationing in the manner described in Section 2.8.
3.4 SUBSTITUTION OF PERFORMING SUBSIDIARY
James Hardie may substitute the subsidiary that has the obligations of the Performing Subsidiary under the Final Funding Agreement (including the primary liability for paying the Annual Payments to the Trustee), provided that there are no overdue payments to the Trustee under the Final Funding Agreement due at the time of a proposed substitution and the incoming entity meets the requirements set out in the Final Funding Agreement to be the Performing Subsidiary.
James Hardie must substitute the Performing Subsidiary if:
>	an Insolvency Event occurs in respect of the Performing Subsidiary which has not been cured before the earlier of the next date on which the Performing Subsidiary is due to make a Funding Payment to the Trustee and the date falling three months after that Insolvency Event, if the NSW Government so requests; or

>	the Performing Subsidiary ceases for any reason to be a subsidiary of James Hardie, and the parties have not agreed otherwise within 25 Business Days after James Hardie has given notice of the Performing Subsidiary ceasing to be a subsidiary.
The substitution of a Performing Subsidiary will not occur unless:
>	the incoming party is not subject to an Insolvency Event;

>	the incoming party duly accedes to all obligations of the outgoing Performing Subsidiary under the Final Funding Agreement;

>	if the incoming party is not a wholly-owned subsidiary of James Hardie, or if the NSW Government so requests, James Hardie duly executes and delivers to the Trustee
56 James Hardie Industries

PART C — DETAILS OF THE PROPOSAL
and the NSW Government a guarantee in respect of the obligations of the incoming party which is on the same terms (with necessary changes) as the then current James Hardie Guarantee;

>	if the incoming party is not incorporated in or within Australia, James Hardie procures the delivery of an opinion of generally recognised independent legal counsel qualified to practise in the relevant jurisdiction to the effect that all deeds of accession or novation, agreements or other instruments effecting such an assumption are valid, binding and enforceable in accordance with their terms and comply with the requirements set out in the Final Funding Agreement and the Related Agreements in relation to such deeds, agreements or other instruments (assuming, for the purposes of such opinion, the validity of all terms of the Final Funding Agreement and all Related Agreements); and

>	if the outgoing Performing Subsidiary has been subject to an Insolvency Event, James Hardie executes and delivers to the Trustee and the NSW Government a deed poll in favour of them acknowledging that, despite any compromise or extinguishment of the funding obligations under that Insolvency Event, the nature and the value of obligations of the incoming Performing Subsidiary and James Hardie under the Final Funding Agreement and the James Hardie Guarantee (including in relation to the funding obligations and (where payable) the Wind-Up Amount or Reconstruction Amount) have not been reduced or compromised by that compromise or extinguishment and procures that the incoming Performing Subsidiary provides a corresponding acknowledgment in respect of its obligations under the Final Funding Agreement and the Related Agreements. This obligation will not apply if, at the time of substitution, the Insolvency Event has been discharged or cured, and such discharge or cure did not involve any such compromise or extinguishment of the above- mentioned rights which would affect the obligations of the incoming Performing Subsidiary.
If James Hardie nominates a new Performing Subsidiary which is not an Australian tax resident for the purposes of the Income Tax Assessment Act 1997 (Cth) or that is a resident of a country other than Australia for taxation purposes, then:
>	the new Performing Subsidiary shall be liable to make the Funding Payments free and clear of any Tax due or payable in any country other than Australia;

>	if that Performing Subsidiary is or becomes subject to a law of any jurisdiction outside Australia that requires deductions or withholdings of amounts from the Funding Payments, then that Performing Subsidiary will pay an additional amount in respect of each affected Funding Payment as shall be required so that the aggregate amount received by the Trustee is not less than the Funding Payment would have been if no deduction or withholding had been required; and

>	the Performing Subsidiary will not be able to withhold Funding Payments on the basis that the Tax Conditions have ceased to be satisfied.
3.5 JAMES HARDIE GUARANTEE
James Hardie will enter into an irrevocable and unconditional guarantee (known as the “James Hardie Guarantee”) of the performance of the Performing Subsidiary’s funding obligations under the Final Funding Agreement. If the Performing Subsidiary fails to make a funding payment under the Final Funding Agreement, James Hardie will be obliged to make the payment on demand by the Trustee (in its capacity as trustee of the Charitable Trust) under the James Hardie Guarantee. James Hardie’s obligations under the James Hardie Guarantee will be subordinated to its obligations to nominated lenders to the James Hardie Group in the manner described in Section 3.6.
3.6 INTERCREDITOR ARRANGEMENTS
James Hardie’s obligations to guarantee the payment of funding by the Performing Subsidiary will be subordinated to its obligations to nominated lenders to the James Hardie Group. These intercreditor arrangements, which are summarized in this Section 3.6 and described in more detail in Part F, Section 2.2, are intended to protect and ensure James Hardie’s ability to raise debt finance on ordinary commercial terms during the Term of the Final Funding Agreement. References to the Trustee in this Section 3.6 are references to the Trustee in its capacity as trustee of the Charitable Fund.
If certain Insolvency events relating to James Hardie were to occur, the Trustee would rank equally with James Hardie’s other unsecured creditors (other than those mandatorily preferred by law). However, under the Proposal, the Trustee, James Hardie, the NSW Government and the Guarantee Trustee will enter into the James Hardie Intercreditor Deed for the benefit of nominated Lenders to the James Hardie Group (“Financiers”). James Hardie intends to nominate most or all of the current providers of financial accommodation to it or other members of the James Hardie Group which it guarantees, other than the lenders not entitled to the benefit of the James Hardie Intercreditor Deed as described in Part F. Subject to limited exceptions, the Financiers may include the providers of all forms of financial accommodation to James Hardie or to other members of the James Hardie Group whose indebtedness has been guaranteed by James Hardie.
If James Hardie becomes subject to specified Insolvency proceedings, any amounts recovered by the Trustee or the NSW Government under the James Hardie Guarantee will be held by them on trust for the Financiers and must be paid:
>	first, to the Guarantee Trustee, to satisfy James Hardie’s obligations to the Financiers in full; and

>	secondly, to the extent of any amount remaining after payment of the Financiers in full, to the Trustee, to satisfy James Hardie’s obligations to the Trustee under the James Hardie Guarantee.
James Hardie Industries 57

PART C – DETAILS OF THE PROPOSAL
In certain circumstances during specified Insolvency proceedings involving James Hardie, the Financiers will also have the right under the James Hardie Intercreditor Deed to instruct the Guarantee Trustee in relation to any vote attaching to the claim arising out of James Hardie’s obligations to the Trustee under the James Hardie Guarantee.
The James Hardie Intercreditor Deed will not otherwise restrict the ability of the Trustee or the NSW Government to exercise their rights against James Hardie under the Final Funding Agreement and the James Hardie Guarantee.
In addition, the obligations of the Performing Subsidiary to the Trustee under the Final Funding Agreement will be subordinated to its obligations to nominated lenders to it (if any) in a similar manner. The terms of this intercreditor agreement will be substantially similar to those described above in relation to James Hardie and its obligations to the Trustee under the James Hardie Guarantee.
3.7 FINANCIAL COVENANTS
James Hardie has given certain financial covenants to the Trustee on equivalent terms to those given to its Lenders. In the event that the financial covenants given by James Hardie to its Lenders from time to time change during the Term, James Hardie has undertaken to give new financial covenants to the Trustee on equivalent terms. James Hardie has agreed to notify the Trustee of a breach of any financial covenants at the same time as it gives notice to a relevant Lender.
Although the Trustee has the benefit of the financial covenants, James Hardie does not need to consult the Trustee in order to change any financial covenants, or otherwise seek consents or waivers of such covenants. Rather, any consent or waiver granted by a Lender is taken to be a consent or waiver given by the Trustee, subject to the qualifications equivalent to those set out in the Lender’s consent or waiver.
If any James Hardie Group member (other than James Hardie) enters into any Cross Guarantee in favour of a Lender on or after 21 December 2004, James Hardie must ensure that the relevant James Hardie Group member gives a cross guarantee to the Trustee, subordinated to the Cross Guarantee given to the Lender but otherwise on equivalent terms.
James Hardie has given a warranty on the absence of certain Cross-Guarantees given by other James Hardie Group members, as at the date of the Final Funding Agreement. Although there is a cross-guarantee in place at the date of this document, James Hardie expects that it will be released prior to the Commencement Date.
James Hardie (as a holding company) has also warranted to the Trustee and the NSW Government that it has (and for the Term will have) no material liabilities, other than:
>	creditors, provisions and indemnities incidental to its activities as a holding company without a material operating business;

>	guarantees or indemnities given to Lenders;

>	liabilities in relation to Taxation;

>	liabilities to Shareholders in their capacity as such not prohibited under the Final Funding Agreement;

>	those liabilities arising by virtue of the cross guarantees to obtain relief under ASIC Class Order 98/1418 for wholly-owned subsidiaries from preparing audited financial statements (or any class order amending, replacing or superseding such order), or ATO tax consolidation requirements imposed by virtue of Part 3-90 of the Income Tax Assessment Act 1997 (Cth); and

>	liabilities arising under the Final Funding Agreement and the Related Agreements to which it is a party.
4. RESTRICTION ON SPECIFIED DEALINGS
4.1 INTRODUCTION
The Final Funding Agreement provides that James Hardie will refrain from undertaking certain reorganisations of or distributions from the Liable Group, or from undertaking certain non-arm’s-length dealings (known as Specified Dealings) without obtaining the prior consent of the NSW Government. However, a broad range of transactions are exempt from this restriction.
Given the nature of the restriction on Specified Dealings and the available exemptions, James Hardie does not expect that in the ordinary course this restriction will significantly constrain it from funding and growing its existing business, making repayments of debt principal or making distributions to Shareholders.
4.2 RESTRICTION ON SPECIFIED DEALINGS
The restriction on Specified Dealings has been designed to prevent transactions that would result in James Hardie or the Performing Subsidiary ceasing to be likely to satisfy the funding obligations which would have arisen under the Proposal had the Specified Dealing not occurred. For the purpose of applying this standard, certain Specified Dealings are aggregated in the manner described in Section 4.18.
In order for the restriction to apply, the Specified Dealing by the James Hardie Group must:
>	materially and adversely affect the priority of payments as between the Trustee and Equity Securityholders of James Hardie to a notional surplus which would arise after payments to Lenders and other creditors having a right of priority of payment over the Trustee; or

>	materially impair the legal or financial capacity of James Hardie and the Performing Subsidiary as a whole;

such that, in each case, James Hardie and the Performing Subsidiary would, by reason of the relevant Specified Dealing, cease to be likely (assessed on a reasonable basis and having regard to all relevant circumstances) to be able to satisfy the funding and guarantee obligations which would have arisen under the Proposal had the Specified Dealing not occurred.
The Final Funding Agreement provides that the entitlement of the Trustee and Equity Securityholders of James Hardie to the notional surplus described above is to be calculated as if such a surplus were to be allocated between those entitled to it. The surplus is to be determined without
58	James Hardie Industries

PART C — DETAILS OF THE PROPOSAL
assuming that a Wind-Up Amount or Reconstruction Amount is then payable (that is, without reference to the potential modification to the operation of insolvency and bankruptcy laws which have been agreed with the NSW Government and the Trustee, as further described in Part F, Section 1.1.6).
4.3 EXEMPTIONS TO RESTRICTION
In summary terms, the exempted transactions are:
>	any transaction or dealing by a James Hardie Group member on arm’s-length terms (as explained in Section 4.4);

>	any transaction or dealing by a James Hardie Group member entered into in the ordinary course of business of the James Hardie Group (as explained in Section 4.5);

>	any transaction solely between wholly-owned subsidiaries of the James Hardie Group, or between such subsidiaries and James Hardie (as explained in Section 4.6);

>	any ordinary dividends, provided that the total dividends provided for or paid by James Hardie in any period of two consecutive Financial Years (including the Financial Year in which the dividend is paid or provided for) do not exceed 75% of the average of the James Hardie Group’s Net Income for the two Financial Years prior to the Financial Year in which the dividend is paid or provided for (as explained in Section 4.7);

>	any issue of Equity Securities of James Hardie (as explained in Section 4.8);

>	any issue of bonds, notes or other unsecured debt securities (excluding Hybrids) which are on arm’s-length terms (as explained in Section 4.8);

>	while James Hardie’s shares are Quoted, any issue of Hybrids (that is, securities other than Equity Securities convertible into shares of a James Hardie Group company) on arm’s-length terms (as explained in Section 4.8);

>	the making of a Capital Election by James Hardie (as explained in Section 5);

>	two classes of Capital Management Transactions (as explained in Section 4.9):
–	if James Hardie’s shares are Quoted, a Capital Management Transaction where the amount returned to Securityholders, when aggregated with all other such Capital Management Transactions undertaken within the 36 months prior to the announcement of the Capital Management Transaction, does not exceed 15% of James Hardie’s Market Capitalisation; and

–	any Capital Management Transaction in relation to Equity Securities of James Hardie where the aggregate amount returned to
Securityholders in Capital Management Transactions does not exceed the amount of new capital raised since 1 December 2005, subject to certain adjustments;
>	any transaction where the ratio known as the “Valuation Ratio” (as explained further in Section 4.10 below) is equal to or greater than 2.75;

>	a member of the James Hardie Group makes a takeover bid for securities or substantially all of the assets of a company or enterprise to the extent that the consideration offered and given under the takeover bid is Equity Securities of James Hardie or the takeover bid is on arm’s-length terms (as explained in Section 4.11);

>	another entity gains control of James Hardie where that entity is an Excluded Related Entity (as explained in Section 4.12);

>	any transaction whereby an entity which becomes a Parent Entity or Sibling Entity assumes certain obligations of James Hardie to the NSW Government and the Trustee (as explained in Section 4.13); and

>	any transaction which occurs pursuant to a duly-approved plan following a Wind-Up Event or Reconstruction Event (as explained in Section 4.14).
None of the exemptions is limited by any of the others, nor are they intended to be mutually exclusive. In addition, the inclusion of an exemption does not imply that a transaction or dealing would, but for that exemption, be a Specified Dealing which, if consummated, would breach the restriction.
A more detailed explanation of each exemption is provided in Sections 4.4 to 4.14 and Section 5.
For information on the consequences of breaching the restriction on Specified Dealings, see Section 8.2.
Given the nature of the restriction on Specified Dealings and the available exemptions, James Hardie does not expect that in the ordinary course this restriction will significantly constrain it from funding and growing its existing business, making repayments of debt principal or making distributions to Shareholders.
4.4 ARM’S-LENGTH DEALINGS
The restriction on Specified Dealings does not apply to any transaction or dealing (including, without limitation, any purchase or sale of a business or assets, or any sale, purchase or issue of shares or securities, or a transaction or dealing under which a liability is assumed or a Security Interest is granted) by a James Hardie Group member on arm’s-length terms.
James Hardie anticipates that most, if not all transactions it enters into with third parties will be on arm’s-length terms, and, as a result, be exempt from the restriction on Specified Dealings.
When assessing whether the terms of a transaction for the offer of securities are “arm’s-length” for the purpose of the exemptions, any normal market price discount associated with a transaction of that kind (taking into account the nature and the terms of the securities offered, the terms of the offer, the size of the offer and all other relevant circumstances) will not result in that transaction being on other than arm’s-length terms.
James Hardie Industries 59

PART C – DETAILS OF THE PROPOSAL
4.5 ORDINARY COURSE OF BUSINESS
The restriction on Specified Dealings does not apply to any transaction (excluding any transaction with Equity Securityholders of James Hardie acting in their capacity as such) of a revenue or capital nature entered into in the ordinary course of business of the James Hardie Group taken as a whole. For this purpose, James Hardie’s ordinary course of business is to be assessed having regard to the James Hardie Group’s historical operations and activities over the period of three years prior to the relevant transaction.
4.6 TRANSACTIONS BETWEEN MEMBERS OF THE CLOSE GROUP
The restriction on Specified Dealings does not apply to any transaction or dealing the only parties to which are Close Group members before and after the transaction or dealing (without regard to parties whose consent is required in order to effect such transaction or dealing and whose involvement is on arm’s-length terms). The Close Group is defined as each member of the James Hardie Group at any time that is a wholly-owned subsidiary (whether directly or indirectly through one or more interposed wholly-owned entities) of James Hardie.
In addition, no value or consideration must be provided or made available to any person outside the Close Group other than with respect to:
>	taxes or other amounts payable to any government authorities in connection with the transaction or dealing;

>	advisers in respect of their fees and disbursements; and

>	other persons whose consent is required in order to effect such transaction or dealing or who are otherwise involved in implementing the transaction or dealing (whose involvement is on arm’s-length terms).
4.7 ORDINARY DIVIDENDS
The restriction on Specified Dealings does not apply to payments by James Hardie of ordinary dividends or provisions in relation to those dividends, provided that the total dividends paid or provided for by James Hardie in any period of two consecutive Financial Years (including the Financial Year in which the dividend is provided for or paid) are not more than the Dividend Threshold.
The Dividend Threshold is equal to 75% of the aggregate Net Income of the two Financial Years prior to the Financial Year in which the dividend is provided for or paid.
Any dividends paid which were previously provided for and any dividends reinvested in any member of the James Hardie Group or which are replaced pursuant to an underwritten dividend reinvestment plan or equivalent program are not included in the calculation.
If a dividend includes a distribution in specie or other non-cash distribution, for the purposes of the calculation described above, that part of the dividend is deemed to equal the market value of such property less any consideration payable by the Equity Securityholder to the relevant member of the James Hardie Group in respect of that dividend.
If there is any dispute concerning the valuation of any such dividend, a party to the Final Funding Agreement may require James Hardie to refer the matter to an Independent Valuation Expert. For further details, see Section 4.19.
The circumstances in which this exemption will not be available include the following:
>	James Hardie has large accumulated distributable earnings, but negative or negligible Net Income for the two Financial Years prior to the Financial Year in which a dividend is proposed to be provided for or paid; and

>	James Hardie proposes a dividend which, when added to dividends paid in the period of two consecutive Financial Years including the Financial Year in which the dividend is provided for or paid exceeds the 75% Net Income limit described above.
In such cases, the proposed dividends will not be able to be declared or paid if the effect of doing so would be to breach the restriction described in Section 4.2, unless the declaration or payment would be permitted under the exception described in Section 4.10.
4.8 ISSUES OF SECURITIES – EQUITY, DEBT AND HYBRID
The restriction on Specified Dealings does not apply to:
>	any issue of Equity Securities of James Hardie (whether to Equity Securityholders of James Hardie or to other persons);

>	any issue of bonds, notes or other unsecured debentures, excluding Hybrids, made by any member of the James Hardie Group on arm’s-length terms; or

>	while Shares are Quoted, any issue by a James Hardie Group member of Hybrids on arm’s-length terms.
When assessing whether terms of transactions are at arm’s-length, any normal market price discount associated with a transaction of that kind (taking into account the nature and the terms of the securities offered, the terms of the offer, the size of the offer and all other relevant circumstances) will not result in that transaction being on other than arm’s-length terms.
4.9 CAPITAL MANAGEMENT TRANSACTIONS
The restriction on Specified Dealings does not apply to the two classes of Capital Management Transactions discussed in this Section 4.9. Ordinary dividends are excluded from the limits described in this Section 4.9.
4.9.1 15% Market Capitalisation threshold
The restriction on Specified Dealings does not apply to a Capital Management Transaction in relation to Equity Securities of James Hardie where the sum of money paid and valuable consideration provided by members of the James Hardie Group to Equity Securityholders of James Hardie in respect of:
>	the Capital Management Transaction; and

>	all other relevant Capital Management Transactions which occurred or were announced within the period of 36 months prior to the date on which the transaction is first announced;
60	James Hardie Industries

PART C — DETAILS OF THE PROPOSAL
does not exceed 15% of the Market Capitalisation of James Hardie determined as at the date such transaction is first announced.
In order to utilise this exemption, James Hardie Shares must be Listed.
Where a Capital Management Transaction (such as a buyback scheme) has been publicly announced but is not fully given effect to at the time a further Capital Management Transaction is announced, only the Capital Management Transactions implemented under that scheme to that date shall be taken into account. Any further utilisation of the earlier scheme shall be treated as a new Capital Management Transaction which will be deemed to have been announced on the date of its implementation.
4.9.2 Return of capital less than new equity raised since 1 December 2005
The restriction on Specified Dealings does not apply to any Capital Management Transaction in relation to Equity Securities of James Hardie to the extent the sum of money to be paid and the value of other consideration to be provided to Equity Securityholders:
>	as part of that Capital Management Transaction; and

>	previous transactions exempt under this exemption since 1 December 2005;
less
>	the amount of any capital in respect of which James Hardie has given a notice of Capital Election, or which has already been included in “SRC” or deducted from “ED” for the purposes of determining “QCR” for the purposes of the Capital Election provision (see Section 5); or

>	where James Hardie has not given a notice of Capital Election, the total Equity Distributions made under the “Valuation Ratio” exception (see Section 4.10) since 1 December 2005;
does not exceed the amount of capital raised as a result of issuing Equity Securities of James Hardie after 1 December 2005 to persons outside the James Hardie Group.
This exemption is designed to apply to Capital Management Transactions which are not the subject of another exemption, provided that the aggregate amount of capital returned or other consideration (other than ordinary dividends) paid to Equity Securityholders on or after 1 December 2005 does not exceed the amount of equity capital raised since that date.
4.10 VALUATION RATIO
The restriction on Specified Dealings does not apply to any transaction or dealing where the number determined by the Valuation Ratio is equal to or greater than 2.75. The Valuation Ratio is designed to be a measure of the capacity of James Hardie to make future funding payments to the Trustee after the Specified Dealing has taken place.
The Valuation Ratio is calculated as follows:
where:
VR is the Valuation Ratio;
MC is the Market Capitalisation of James Hardie (assessed by reference to the trading day specified in the Final Funding Agreement) less:
>	in the case of a cash Equity Distribution, the amount declared or payable;

>	in the case of a non-cash Equity Distribution, the market value of the Equity Distribution effected or to be effected under the transaction or dealing, less any consideration payable to the James Hardie Group in return for the Equity Distribution; and

>	in all other cases, the consideration payable by the James Hardie Group with respect to the transaction less the consideration receivable by the James Hardie Group with respect to the transaction;
QCR is the Qualifying Capital Ratio applicable on that date: see Section 5.1.2;
TCE equals the Term Central Estimate set out in the most recent Annual Actuarial Report;
VA equals the value of the assets of the Trustee and the Former James Hardie Companies reported in the Audited Financial Statements of those entities as at the date to which the Annual Actuarial Report referred to in the TCE was prepared, but does not include any assets included in that calculation of the TCE;
VL equals the value of the liabilities of the Trustee and the Former James Hardie Companies as reported in the Audited Financial Statements referred to in the definition of VA, but does not include any Asbestos Liabilities, whether included in the TCE or otherwise; and
P equals the sum of all payments (other than payments by way of loan) received by the Trustee from the Performing Subsidiary or any other member of the James Hardie Group since the date to which the Annual Actuarial Report referred to in the TCE was prepared.
The Valuation Ratio is determined on:
>	the trading day prior to the date the proposed transaction is first publicly announced (where the transaction or dealing is publicly announced); or

>	otherwise, the trading day prior to the day on which James Hardie approves the entry into a legally binding commitment to undertake the transaction.
If there is any dispute as to the calculation of any amount or formula in determining whether an exemption is available, a party to the Final Funding Agreement may require that the matter be referred to an Independent Valuation Expert. For further details about the role of the Independent Valuation Expert, see Section 4.19.
James Hardie Industries 61

PART C — DETAILS OF THE PROPOSAL
The Valuation Ratio is an approximate measure of the market value of the James Hardie Group (disregarding the present value of the Performing Subsidiary’s future liabilities to make funding payments to the Trustee) divided by the present value of the Performing Subsidiary’s future liabilities to make Funding Payments to the Trustee.
The present value of the Performing Subsidiary’s future liabilities to make Funding Payments to the Trustee has been approximated by using the concept of Wind-Up Amount (TCE – (VA – VL + P)), which is an estimate of the total amount which may have become payable by the Performing Subsidiary to the Trustee over the initial Term if a Wind-Up Event had not occurred and the Annual Cash Flow Cap had never applied.
The total market value of the James Hardie Group (disregarding future liabilities to make Funding Payments to the Trustee) has been calculated as the Market Capitalisation of James Hardie multiplied by the Qualifying Capital Ratio (see Section 5.1.2), plus the Wind-Up Amount. This calculation assumes that the market value of James Hardie already incorporates a reduction in value to reflect the Performing Subsidiary’s future liabilities to make Funding Payments to Trustee.
As at 1 December 2006, the James Hardie share price required to ensure that the Valuation Ratio equals 2.75 was A$5.74, based on the following assumptions:
>	a Wind-Up Amount of A$1,524 million (from the KPMG Actuarial Report); and

>	a Qualifying Capital Ratio of 1.
4.11 TAKEOVER BID BY A JAMES HARDIE GROUP COMPANY
The restriction on Specified Dealings does not apply to any James Hardie Group member making a takeover bid for shares, or other securities of, or all or substantially all of the assets of, a company or enterprise.
For this exemption to apply, the consideration for the takeover bid must either be Equity Securities of James Hardie or otherwise be on arm’s-length terms (regardless of the nature and source of funding or consideration for the takeover bid).
4.12 EXCLUDED RELATED ENTITY GAINS CONTROL OF JAMES HARDIE
The restriction on Specified Dealings does not apply to any transaction whereby James Hardie becomes a Controlled Entity of an Excluded Related Entity.
An Excluded Related Entity is an entity that becomes a Parent Entity or a Sibling Entity of James Hardie in certain circumstances (which are explained further below).
James Hardie expects that this exemption will ordinarily apply to a takeover offer for James Hardie by a third party bidder, subject to a limited exclusion for a reverse takeover which results in Equity Securityholders of James Hardie holding more than 80% of the aggregate value of securities, or number of voting shares, of the bidder, or which is predominantly financed by the credit of any James Hardie Group member.
4.12.1 Parent Entity
A Parent Entity is any entity of which James Hardie is a Controlled Entity. Where there are two or more such entities, only the ultimate holding company of James Hardie shall be a Parent Entity.
A Parent Entity will be considered to be an Excluded Related Entity where:
>	Equity Securityholders of James Hardie will hold less than 80% of the aggregate value of all issued Equity Securities of the Parent Entity immediately after fully implementing the relevant transaction(s) by which the person becomes a Parent Entity of James Hardie;

>	Equity Securityholders of James Hardie will hold less than 80% of the voting shares in the Parent Entity immediately after fully implementing the relevant transaction(s) by which the person becomes a Parent Entity of James Hardie; and

>	the transaction or transactions by which the person becomes the Parent Entity of James Hardie are not wholly or predominantly financed (directly or indirectly) by or on the credit of any member of the James Hardie Group.
4.12.2 Sibling Entity
A Sibling Entity is any entity in respect of which shares or other securities of that entity are offered, issued or transferred to all or substantially all of the Equity Securityholders of James Hardie or a class of such Equity Securityholders in their capacity as such, where a member of the James Hardie Group causes, procures or otherwise materially facilitates the transaction under which such securities are offered, issued or transferred and the relevant Equity Securityholders:
>	continue to hold Equity Securities of James Hardie (whether or not a lesser or greater number than they held before such issue or transfer); or

>	cease to hold Equity Securities of James Hardie and that person does not immediately become a Parent Entity.
In assessing whether shares or other securities are offered, issued or transferred to all or substantially all of the Equity Securityholders of James Hardie or a class of such Equity Securityholders in their capacity as such, Equity Securityholders to whom an offer is not made because it is illegal to offer, issue or transfer those shares or securities in their jurisdiction of residence are disregarded. This means that an offer can be considered to be made to all Equity Securityholders, even if it is necessary to exclude a large proportion of those securityholders due to the fact that they are resident in a jurisdiction where it would be illegal to offer those securities.
A Sibling Entity will be an Excluded Related Entity where:
>	Equity Securityholders of James Hardie will hold less than 80% of the aggregate value of all issued Equity Securities of the Sibling Entity immediately after fully implementing the relevant transaction(s) by which the person becomes a Sibling Entity of James Hardie;

>	Equity Securityholders of James Hardie will hold less than 80% of the issued voting shares in the Sibling
62 James Hardie Industries

PART C — DETAILS OF THE PROPOSAL
Entity immediately after fully implementing the relevant transaction(s) by which the person becomes a Sibling Entity of James Hardie; and
>	the transaction or transactions by which the person becomes the Sibling Entity of James Hardie Group are not wholly or predominantly financed (directly or indirectly) by or on the credit of any member of the James Hardie Group.
If a person becomes a Parent Entity or a Sibling Entity by means of one or more related transactions, the effect of all such transactions is required to be taken into account in assessing whether the Parent Entity or Sibling Entity is an Excluded Related Entity.
4.13 ACCESSION BY NEW PARENT ENTITY OR SIBLING ENTITY
The restriction on Specified Dealings does not apply to any transaction or dealing (or, if relevant, that part of a transaction or dealing) where:
>	a person becomes a Parent Entity or a Sibling Entity, and that person has agreed to assume obligations in connection with the Final Funding Agreement; or

>	the transaction or dealing is between James Hardie and any Sibling Entity (or their respective wholly-owned subsidiaries), and the Sibling Entity has assumed obligations in connection with the Final Funding Agreement.
For further details of the assumption of obligations by a Parent Entity or a Sibling Entity, see Section 6.
These exemptions do not exempt any Distribution or Capital Management Transaction which would not otherwise fall within another exemption of the kind described in Sections 4.3 to 4.13.
4.14 WIND-UP EVENT OR RECONSTRUCTION EVENT
The restriction on Specified Dealings does not apply to any transaction following a Wind Up Event which has been duly approved by a liquidator of James Hardie (see Part F, Section 1.1), nor to any transaction which occurs pursuant to a Reconstruction Plan which has been duly approved by creditors of James Hardie in accordance with applicable law in connection with a Reconstruction Event (see Part F, Section 1.2).
4.15 ASSESSING EFFECT OF SPECIFIED DEALINGS
For the purpose of assessing whether the restriction on Specified Dealings has been breached in relation to a transaction which does not fall within an exemption, it will be necessary to consider the likely impact of the Specified Dealing on James Hardie’s future Free Cash Flow and the level of future annual funding obligations that would have arisen had the Specified Dealing not occurred.
That assessment is to be made using reasonable assumptions in relation to the likely future Free Cash Flow, and by reference to the most recent Annual Actuarial Report prior to the date of the assessment (and not to further actuarial assessments of the liabilities of the Former James Hardie Companies).
4.16 REQUIRED NOTICE FOR NON-EXEMPT SPECIFIED DEALINGS
If James Hardie undertakes a Specified Dealing that is not exempt, it is required to provide notice of that dealing to the NSW Government within 14 days of announcing or (if earlier) undertaking the transaction.
4.17 OTHER OPTIONS AVAILABLE WITH RESPECT TO SPECIFIED DEALINGS
James Hardie can undertake any transaction that:
>	does not expressly qualify for an exemption from the restriction on Specified Dealings, but which James Hardie nevertheless believes would not breach the restriction (but it would do so at its own risk if it were subsequently shown that the restriction on Specified Dealings was in fact breached by the transaction); or

>	would otherwise breach the restriction if the NSW Government gives prior consent to the transaction.
4.18 AGGREGATION OF CERTAIN SPECIFIED DEALINGS
When determining whether a Specified Dealing falls within the restriction on Specified Dealings or whether it qualifies for an exemption outlined in Section 4.3, it may be necessary to aggregate a Specified Dealing with other prior Specified Dealings. The effect of a Specified Dealing will be aggregated and considered cumulatively with other Specified Dealings in the circumstances described in this Section 4.18 below.
4.18.1 Aggregation of certain Specified Dealings within any 12 month period
Two or more Specified Dealings agreed (including by way of conditional agreement or option) or completed in any 12 month period will be aggregated and deemed to be a single Specified Dealing if and only if they:
>	are entered into by any one or more members of the James Hardie Group with the same party or with parties associated with or acting in concert with one another;

>	together lead to one or more material parts of the James Hardie Group activities or business (taken as a whole) ceasing to be owned or controlled by a member of the James Hardie Group; or

>	are proposed to the Equity Securityholders of James Hardie as related Specified Dealings or for consideration at one or more general meetings to be held within a period of 90 days.
If the aggregation of Specified Dealings results in a requirement for NSW Government consent because the restriction on Specified Dealings would be breached, then that consent is required for the latest Specified Dealing and each Specified Dealing which is conditional on the latest Specified Dealing (and which has not yet been implemented).
James Hardie Industries 63

PART C — DETAILS OF THE PROPOSAL
4.18.2 Aggregation of certain immaterial Specified Dealings within 24 month period
In addition to the aggregation mechanism described in Section 4.18.1, the cumulative effect of certain immaterial transactions will be taken into account in assessing whether a particular transaction would breach the restriction on Specified Dealings. This will occur where the Specified Dealing would not:
>	otherwise be exempt under any of the exemptions outlined in Section 4.3; and

>	materially impair the legal or financial capacity of the Liable Group to perform their respective financial obligations under the Proposal.
Where aggregation is required, the cumulative effect of all Specified Dealings that meet the criteria above within the period of 24 months prior to the date on which the current Specified Dealing was publicly announced or (if earlier) on which it was first implemented will be taken into account when determining whether the restriction on Specified Dealings has been breached.
Where part of a Specified Dealing would be exempt under any of the exemptions outlined in Section 4.3, that part of the Specified Dealing is to be ignored in applying this aggregation requirement.
4.19 REVIEW OF SPECIFIED DEALINGS BY INDEPENDENT VALUATION EXPERT
4.19.1 Further exemption from restriction on Specified Dealings
If James Hardie has any doubt about whether a particular transaction qualifies for an exemption or breaches the restriction on Specified Dealings, James Hardie may engage an Independent Valuation Expert to provide a report stating the Independent Valuation Expert’s opinion as to whether the relevant transaction will contravene the restriction on Specified Dealings.
If the Independent Valuation Expert concludes that the relevant transaction does not contravene the restriction on Specified Dealings, James Hardie may give a notice to the Trustee and the NSW Government describing the relevant proposed transaction and providing the Independent Valuation Expert’s report. Unless the NSW Government challenges that opinion within 30 days or extends the review time period (as described further in Section 4.19.3), the transaction will be exempt from the restriction on Specified Dealings. A written report of an Independent Valuation Expert will, in the absence of manifest error, be binding on the parties to the Final Funding Agreement.
4.19.2 Notice of outcome of Independent Valuation Expert report
The notice given by James Hardie of the Independent Valuation Expert’s opinion must provide reasonable details of the relevant Specified Dealing, including the information, calculations and documents which were provided by or on behalf of members of the James Hardie Group to the Independent Valuation Expert and a statement that the Boards believe that the Specified Dealing will not contravene the restriction on Specified Dealings in the Final Funding Agreement.
4.19.3 Review by the NSW Government
Upon receipt of the notice described above, the NSW Government may, within 30 days:
>	give notice to James Hardie stating that in its opinion it is satisfied that the restriction on Specified Dealings would be contravened by the Specified Dealing occurring and giving its reasons for holding that opinion; or

>	exercise its right to obtain further information (as described in this Section 4.19.3).
If the NSW Government fails to take either of those actions, the Specified Dealing will be exempt from the restriction on Specified Dealings.
If the NSW Government, acting with reasonable diligence, identifies that the information provided to it by James Hardie does not provide it with a sufficient basis to make an informed opinion as to whether a Specified Dealing breaches the restriction in the Final Funding Agreement, the NSW Government may request such further information from James Hardie or the Independent Valuation Expert as is reasonably necessary for it to form such an opinion. In this case, the review period will automatically be extended by a reasonable period (not exceeding 30 days) after receipt by the NSW Government of such additional information.
If the NSW Government, acting reasonably, determines that the review period (including the extension described above) is insufficient to review the information it has been provided, the NSW Government may extend the review period by an additional period as is reasonably required to review such information, of up to 60 days.
Any opinion given by the NSW Government will not prejudice the parties’ rights to claim that the restriction on Specified Dealings has been breached if the information provided or made available to the Independent Valuation Expert or the NSW Government contained any material misstatement of fact or any material omission.
4.19.4 Qualifications of Independent Valuation Expert
If an Independent Valuation Expert is required to determine a matter under the Final Funding Agreement, James Hardie must use its best endeavours to appoint a reputable independent valuer of shares or businesses who has the requisite financial expertise having regard to the nature of the transaction or asset being considered. James Hardie must also use its best endeavours to ensure that the relevant person:
>	has declared that it has no interest or duty which conflicts with its functions as an Independent Valuation Expert;

>	is not an associate (as defined in the Corporations Act 2001 (Cth)) of any member of the James Hardie Group; and
64 James Hardie Industries

PART C — DETAILS OF THE PROPOSAL
>	has not provided any material services to any member of the James Hardie Group within the previous 12 months other than as an Independent Valuation Expert.
James Hardie must: appoint the Independent Valuation Expert on usual commercial terms; allow the Independent Valuation Expert full and free access to the relevant financial and other relevant information of the James Hardie Group; give the Independent Valuation Expert any assistance that the Independent Valuation Expert may reasonably request; and inform the NSW Government and the Trustee of any appointment of the Independent Valuation Expert at the same time such appointment is publicly announced.
4.19.5 Additional matters that may be referred to an Independent Valuation Expert
4.19.5.1 Distributions and Capital Management Transactions
The Trustee or the NSW Government may require James Hardie to refer any dispute concerning the valuation of a Distribution or Capital Management Transaction that includes a distribution in specie or other non-cash distribution to an Independent Valuation Expert.
The NSW Government may appoint an Independent Valuation Expert to determine the valuation of Distributions or Capital Management Transactions if the Independent Valuation Expert appointed by James Hardie does not so determine within three months of the distribution being made, or if no Independent Valuation Expert accepts James Hardie’s appointment, within that three month period. Any such appointment must be on the same basis as James Hardie is obliged to appoint an Independent Valuation Expert. The NSW Government must notify James Hardie immediately of any such appointment of an Independent Valuation Expert.
4.19.5.2 Valuation Ratio
The Trustee or the NSW Government may require James Hardie to refer any dispute concerning the calculation of any element of the Valuation Ratio (see Section 4.10) to an Independent Valuation Expert.
4.19.6 Costs of Independent Valuation Expert review
James Hardie is responsible for the payment of the Independent Valuation Expert’s costs and fees if James Hardie appoints the Independent Valuation Expert.
The Trustee or the NSW Government will be responsible for bearing the costs of the Independent Valuation Expert if:
>	the Trustee or the NSW Government exercises its right to require an Independent Valuation Expert to determine or estimate a matter (see Section 4.19.5);

>	the matter is reasonably capable of being determined or reasonably estimated without such a referral;

>	James Hardie has made a determination or estimation, and provided reasons with supporting information in relation to that determination or estimation, to the referring party; and

>	the Independent Valuation Expert finds that James Hardie’s determination is substantively correct.
James Hardie must also pay the reasonable costs of the NSW Government (including the reasonable cost of any advisers) of any review by the NSW Government of an opinion by an Independent Valuation Expert upon which James Hardie is relying for the proposed Specified Dealing to be exempt from the restriction on Specified Dealings (see Section 4.19.3).
5. CAPITAL ELECTIONS
5.1.1 INTRODUCTION
The Free Cash Flow is a key element in determining James Hardie’s payment obligations under the Final Funding Agreement to the Trustee. The Proposal has been designed to allow James Hardie the flexibility to determine whether the Free Cash Flow:
>	is taken into account when calculating the level of Annual Payments after a new capital raising; or

>	is proportionally reduced when calculating the level of Annual Payments by James Hardie making a Capital Election.
The Capital Election mechanism has the effect of “quarantining” a proportion of the future Free Cash Flow from the calculation of the Annual Payments to the Trustee.
This flexibility is designed to ensure that James Hardie will not be at a competitive disadvantage when seeking to raise new capital. Without this flexibility, investors may be less likely to invest in James Hardie because of the possibility that the cash flow generated by the new investment may result in higher Annual Payments to the Trustee than would otherwise be required.
5.1.2 Free Cash Flow adjustment where Capital Election made
Once a Capital Election is made, the proportion of Free Cash Flow that is used for the purpose of calculating Annual Payments is known as the “Qualifying Capital Ratio” or “QCR”.
QCR is calculated in accordance with the following formula:
where:
MC means the Market Capitalisation of James Hardie as at the trading day immediately prior to the Capital Raising announcement;
ED equals any excess distributions made by James Hardie. These excess distributions increase the Qualifying Capital Ratio, and therefore the Free Cash Flow used in calculating the Annual Payments to the Trustee, on the basis that they effectively represent returns of capital that negate the effect of new Capital Raisings, and are explained further in Section 5.1.3;
James Hardie Industries 65

PART C — DETAILS OF THE PROPOSAL
SRC means the total amount of capital raised in the Capital Raising in relation to which the Capital Election is made, and the total amount of capital raised under Capital Raisings since the first day of the Previous Capital Ratio Period (explained below) for which Capital Elections were not made (where James Hardie elects that such amount should be included in the calculation of SRC) less capital which has been returned or cancelled since the first day of the Previous Capital Ratio Period; and
PQCR is the Qualifying Capital Ratio which applied in respect of the Previous Capital Ratio Period (and, for the first Capital Raising, equals 1).
Capital Ratio Period means:
>	for the first Capital Ratio Period, the period commencing on 1 April 2005 and ending on the last day of the Financial Year in which a Capital Raising first occurs for which a Capital Election is made; and

>	for each subsequent Capital Raising for which a Capital Election is made, the period commencing immediately after the last applicable Capital Ratio Period (the “Previous Capital Ratio Period”) and ending on the last day of the Financial Year prior to the Financial Year in which the new Capital Raising is completed.
The Qualifying Capital Ratio to be applied to the percentage of Free Cash Flow for the purposes of determining the Annual Payment cannot increase as a result of the making of a Capital Election in respect of a Capital Raising. If such a result would otherwise arise from the making of a Capital Election, that election will be deemed not to have been made and the Qualifying Capital Ratio will remain unchanged.
5.1.3 Excess distribution (“ED”)
Where the Valuation Ratio is equal to or greater than 2.75, the ED is nil. Where a Capital Raising is publicly announced, the Valuation Ratio is calculated on the trading day prior to the date it is first publicly announced, or otherwise, the trading day prior to the day on which James Hardie approves the entry into a legally binding commitment to undertake the Capital Raising.
Where the Valuation Ratio is less than 2.75 at the relevant time, the ED is:
>	the sum of any of the following Distributions and Capital Management Transactions, but only to the extent they occur while the Valuation Ratio was below 2.75:
–	that part of each Distribution made during the Previous Capital Ratio Period, which when made:
–	exceeded the Net Income exemption limit described in Section 4.7 (that is, it resulted in the amount of dividends paid or provided for by James Hardie exceeding 75% of the average Net Income over a period of two consecutive Financial Years prior to the Financial Year in which the dividend is paid or provided for); and

–	did not fall within the Capital Management Transaction exemption described in Section 4.9; and
–	that part of each Capital Management Transaction during the Previous Capital Ratio Period which did not fall within the Capital Management Transaction exemption described in Section 4.9.
>	less the sum of all other Capital Raisings completed during the Previous Capital Ratio Period in respect of which a Capital Election was not made.
5.1.4 Effect of more than one Capital Raising in a Financial Year
If more than one Capital Raising is completed in any Financial Year, the Qualifying Capital Ratio for that period will effectively be calculated so as to take into account the cumulative effect of each of the relevant Capital Raisings.
The Qualifying Capital Ratio to be applied to the percentage of Free Cash Flow for the purposes of determining the Annual Payment cannot increase as a result of the making of a Capital Election in respect of a Capital Raising. If such a result would otherwise arise from the making of a Capital Election, that election will be deemed not to have been made and the Qualifying Capital Ratio will remain unchanged.
5.1.5 Notice of making Capital Elections
James Hardie must provide notice of a Capital Election to the Trustee and the NSW Government within 15 Business Days of the announcement of the relevant Capital Raising, and must provide a notice once the Capital Raising has been completed.
5.1.6 Application of Qualifying Capital Ratio
Once a Qualifying Capital Ratio has been determined, the ratio is applied to the Free Cash Flow when determining the Annual Payment obligation for each subsequent Financial Year, unless or until there is a subsequent Capital Raising which requires a recalculation of the Qualifying Capital Ratio.
5.1.7 Examples
To illustrate the operation of the Capital Election provisions in relation to future Capital Raisings by James Hardie, two examples are set out below. The examples illustrate the effect on the Annual Cash Flow Cap of a Capital Raising by James Hardie if a Capital Election is made, or is not made.
It should be noted that the numbers used in the examples below are for illustrative purposes only.
66 James Hardie Industries

PART C — DETAILS OF THE PROPOSAL
Example 1
Assumptions on which the following example is based
>	James Hardie raises A$400 million of new Equity Securities and the Capital Raising is the first since 1 December 2005 (the date of signing of the Original Final Funding Agreement).

>	James Hardie has made no Distributions or undertaken any Capital Management Transactions in the period since 1 December 2005.

>	the Market Capitalisation of James Hardie prior to the Capital Raising is A$3,000 million.

>	the Free Cash Flow of James Hardie prior to the effect of the Capital Raising is A$300 million in the relevant year.

>	the increase in the Free Cash Flow of James Hardie as a result of the Capital Raising is A$50 million in the relevant year.

>	the Free Cash Flow cap percentage in the relevant year is 35%.
Position prior to Capital Raising by James Hardie
Free Cash Flow to which Qualifying Capital Ratio and Annual Cash Flow Cap Percentage apply prior to any Capital Raising
>	the Free Cash Flow in the relevant year to which the Qualifying Capital Ratio and Annual Cash Flow Cap Percentage applies is A$300 million.

>	the Qualifying Capital Ratio is 1, as no Capital Election has been made.

>	the Annual Cash Flow Cap prior to any Capital Raising is A$105.0 million (the A$300 million Free Cash Flow to which the Annual Cash Flow Cap applies, multiplied by the Qualifying Capital Ratio of 1 and the Annual Cash Flow Cap Percentage of 35%).
New Capital Raising by James Hardie, no Capital Election made
Free Cash Flow to which Qualifying Capital Ratio and Annual Cash Flow Cap Percentage apply
The Free Cash Flow in the relevant year to which the Qualifying Capital Ratio and Annual Cash Flow Cap Percentage applies is A$350 million (the Free Cash Flow of James Hardie prior to the Capital Raising of A$300 million plus the increase in Free Cash Flow as a result of the Capital Raising of A$50 million).
Qualifying Capital Ratio
The Qualifying Capital Ratio is 1, as no Capital Election has been made.
Annual Cash Flow Cap
The Annual Cash Flow Cap after the Capital Raising is A$122.5 million (the A$350 million Free Cash Flow to which the Annual Cash Flow Cap applies, multiplied by the Qualifying Capital Ratio of 1 and the Annual Cash Flow Cap Percentage of 35%).
New Capital Raising by James Hardie, Capital Election made
Free Cash Flow to which Qualifying Capital Ratio and Annual Cash Flow Cap Percentage apply
The Free Cash Flow in the relevant year to which the Qualifying Capital Ratio and the Annual Cash Flow Cap Percentage applies is A$350 million (the Free Cash Flow prior to the Capital Raising of A$300 million plus the increase in Free Cash Flow as a result of the Capital Raising of A$50 million).
Qualifying Capital Ratio (QCR)
Annual Cash Flow Cap
The Annual Cash Flow Cap after the Capital Raising is A$108.1 million (the A$350 million Free Cash Flow to which the Annual Cash Flow Cap applies, multiplied by the Qualifying Capital Ratio of 0.88 and the Annual Cash Flow Cap Percentage of 35%).
Example 2
This example illustrates the effect on the Annual Cash Flow Cap of a Capital Raising by James Hardie if a Capital Election is made, or is not made, but there is a lower increase in the Free Cash Flow of James Hardie as a result of the Capital Raising.
The increase or the decrease in Free Cash Flow of James Hardie as a result of a Capital Raising is uncertain as it depends on the cash return generated from the Capital Raising which may vary from year to year.
Assumptions on which the following example is based
This example is based on the same assumptions as under Example 1 with the exception of the following:
>	the increase in the Free Cash Flow of James Hardie as a result of the Capital Raising is A$20 million in the relevant year.
There is also no change in James Hardie’s Annual Cash Flow Cap prior to the Capital Raising in this example.
New Capital Raising by James Hardie, no Capital Election made
Free Cash Flow to which Qualifying Capital Ratio and Annual Cash Flow Cap Percentage applies
The Free Cash Flow in the relevant year to which the Qualifying Capital Ratio and Annual Cash Flow Cap Percentage applies is A$320 million (the Free Cash Flow of James Hardie prior to the Capital Raising of A$300 million plus the increase in Free Cash Flow as a result of the Capital Raising of A$20 million).
67 James Hardie Industries

PART C – DETAILS OF THE PROPOSAL
Qualifying Capital Ratio
The Qualifying Capital Ratio is 1, as no Capital Election has been made.
Annual Cash Flow Cap
The Annual Cash Flow Cap after the Capital Raising is A$112 million (the A$320 million Free Cash Flow to which the Annual Cash Flow Cap applies, multiplied by the Qualifying Capital Ratio of 1 and the Annual Cash Flow Cap Percentage of 35%).
New Capital Raising by James Hardie, Capital Election made
Free Cash Flow to which Qualifying Capital Ratio and Annual Cash Flow Cap Percentage applies
The Free Cash Flow in the relevant year to which the Qualifying Capital Ratio and the Annual Cash Flow Cap Percentage applies is A$320 million (the Free Cash Flow of James Hardie prior to the Capital Raising of A$300 million plus the increase in Free Cash Flow as a result of the Capital Raising of A$20 million).
Qualifying Capital Ratio (QCR)
Free Cash Flow Cap
The Annual Cash Flow Cap after the Capital Raising is A$98.56 million (the A$320 million Free Cash Flow to which the Annual Cash Flow Cap applies, multiplied by the Qualifying Capital Ratio of 0.88 and the Annual Cash Flow Cap Percentage of 35%).
6. MANDATORY ACCESSION TO FINAL FUNDING AGREEMENT AND RELATED AGREEMENTS
6.1 INTRODUCTION
Subject to the qualifications described in this Section 6.1, James Hardie must procure that each person who becomes (or who will become upon implementation of a transaction) a Parent Entity or a Sibling Entity to promptly enter into a deed of accession under which it becomes bound to observe all of the obligations of James Hardie under the Final Funding Agreement and relevant Related Agreements.
This obligation is subject to the following qualifications:
>	James Hardie’s obligation to procure accession only applies to the extent to which the matter is within James Hardie’s power or control; and

>	James Hardie’s obligation to procure accession does not require James Hardie, its boards or its directors to take or refrain from taking any action which is contrary to law.
This obligation is also subject to certain exclusions, including where the person is an Excluded Related Entity. Further details of the exclusions are contained in Sections 6.2.1 and 6.3.1.
6.2 ACCESSION BY NEW PARENT ENTITY
Subject to the exclusion set out in Section 6.2.1, James Hardie must procure that each person who becomes (or who will become upon implementation of a transaction) a Parent Entity to promptly enter into a deed of accession under which it becomes bound to observe all of the obligations of James Hardie under the Final Funding Agreement and the James Hardie Guarantee.
This obligation is subject to the following qualifications:
>	James Hardie’s obligation to procure accession only applies to the extent to which the matter is within James Hardie’s power or control. In practice, the ability of James Hardie to procure accession by a new Parent Entity will be limited, as the actions of the Parent Entity will not ordinarily be within James Hardie’s power or control; and

>	James Hardie’s obligation to procure accession does not require James Hardie, its boards or its directors to take or refrain from taking any action which is contrary to law.
As a result of the latter qualification, the Directors remain entitled to consider takeover bids made for James Hardie on their merits and will remain bound, where James Hardie is subject to a bid or potential bid, to act in the best interests of James Hardie and its Shareholders in responding to that bid, whether or not the bidder or potential bidder agrees to accede to the terms of the Final Funding Agreement. Having regard to this qualification, James Hardie believes that the obligation to procure accession will not require any of its Directors to act contrary to their fiduciary duties or other duties to James Hardie under Dutch, US or Australian law, including where James Hardie becomes subject to a takeover bid or a potential takeover bid.
Where a new Parent Entity accedes, James Hardie will remain bound by its obligations under the Final Funding Agreement and the James Hardie Guarantee, unless it is entitled to be released from those obligations. See Section 6.5.
6.2.1 Exclusion
James Hardie is not obliged to procure the accession of a person who is a new Parent Entity to the Final Funding Agreement or the James Hardie Guarantee where the person is an Excluded Related Entity.
James Hardie expects that it will not be required to procure the accession of a genuine third party bidder which becomes a Parent Entity, subject to a limited exclusion for a reverse takeover which results in Equity Securityholders of James Hardie holding more than 80% of the aggregate value of securities, or number of voting shares, of the bidder, or which is predominantly financed by the credit of any James Hardie Group member.
68 James Hardie Industries

PART C – DETAILS OF THE PROPOSAL
6.2.2 Effect of accession of Parent Entity
If a Parent Entity executes a deed of accession, the Final Funding Agreement will apply as if references to James Hardie were to the Parent Entity. In particular:
>	provisions which relate to the James Hardie Group will after the time of accession apply to an enlarged group consisting of the Parent Entity and its Controlled Entities, including James Hardie; and

>	the “Close Group” will become the Parent Entity and its wholly-owned subsidiaries. James Hardie will therefore only be a member of the Close Group for so long as it is a wholly-owned subsidiary of the Parent Entity.
If the Parent Entity is not the immediate holding company of James Hardie, then, upon accession, the Parent Entity shall be obliged to procure that the immediate holding company enter into a deed of guarantee on terms equivalent to the James Hardie Guarantee.
Upon accession, the Free Cash Flow of the Parent Entity will be utilised in determining payment obligations to the Trustee under the Final Funding Agreement. However, the basis upon which the Free Cash Flow of the enlarged group is taken into account will be subject to a one-off adjustment (at the option of the Parent Entity) to reflect this amended basis of calculating the Free Cash Flow utilised in determining the funding obligations.
The one-time adjustment will be achieved by permitting the Parent Entity to make a Capital Election as though a Capital Raising equivalent to the market value of the Parent Entity had occurred. This would have the effect of “quarantining” from the calculation of all subsequent Annual Payments to the Trustee that proportion of the future Free Cash Flow which is attributable (on the basis of relative Market Capitalisations) to the Parent Entity upon accession.
The rationale for allowing the Parent Entity to make a Capital Election upon accession is that, without this flexibility, a potential acquisition or merger of James Hardie would be less attractive because of the possibility that the cash flow generated by the enlarged group may result in higher Annual Payments to the Trustee than would otherwise be the case.
The Capital Election provisions described in Section 5 will apply in these circumstances on the following modified basis:
where:
QCR means the Qualifying Capital Ratio to apply to the Parent Entity.
MV means the Market Capitalisation of James Hardie immediately prior to the announcement of the transaction by which the Parent Entity is to become the Parent Entity.
ED means the amount of Equity Distributions which would have applied in a calculation of QCR for James Hardie after taking into account the sum of all Equity Distributions paid or payable to the Equity Securityholders of James Hardie in connection with the transaction or transactions under which the relevant person becomes a Parent Entity (other than such Equity Distributions which occurred prior to the announcement of the transaction by which the Parent Entity is to become the Parent Entity).
SRC means the sum of the Market Capitalisation of the Parent Entity immediately prior to the announcement of the transaction by which the Parent Entity is to become the Parent Entity (less the sum of the amount (if any) which is double counted in the Market Capitalisation of the Parent Entity and MV and the amount of all Equity Distributions made or declared by the Parent Entity between the time of the announcement of the transaction by which the Parent Entity is to become the Parent Entity and the time of accession) and any new capital raised in connection with the transactions under which the person becomes the Parent Entity (other than such capital which was raised prior to the announcement of the transaction by which the Parent Entity is to become the Parent Entity).
PQCR means the QCR which applied to James Hardie immediately prior to the announcement of the transaction by which the Parent Entity is to become the Parent Entity.
6.2.3 Consequences if Parent Entity does not accede
If James Hardie is required to procure accession by a Parent Entity and that accession does not occur on and from the time at which that the entity becomes a Parent Entity, the Performing Subsidiary and James Hardie will remain subject to the funding obligations to the Trustee. Further, the basis of calculation of those funding obligations is designed to be the same as the position that would have arisen had the Parent Entity acceded.
In particular, the Free Cash Flow of the Parent Entity will be utilised in determining payment obligations to the Trustee. The basis upon which the Free Cash Flow of the enlarged group is taken into account will be subject to a one-off adjustment (at the option of James Hardie) to reflect this amended basis of calculating the Free Cash Flow. The one-time adjustment will be achieved by permitting James Hardie to make a Capital Election as though a Capital Raising equivalent to the market value of the Parent Entity has occurred. This would have the effect of “quarantining” from the calculation of all subsequent Annual Payments to the Trustee that proportion of the future Free Cash Flow which is attributable to the Parent Entity (on the basis of relative market capitalisations).
The Capital Election provisions described in Section 5 will apply in these circumstances on the following modified basis:
where:
QCR means the Qualifying Capital Ratio to apply to James Hardie.
James Hardie Industries 69

PART C – DETAILS OF THE PROPOSAL
MV means the Market Capitalisation of James Hardie immediately prior to the announcement of transaction by which the Parent Entity is to become the Parent Entity.
ED means the amount of Equity Distributions which would have applied in a calculation of QCR for James Hardie after taking into account the sum of all Equity Distributions paid or payable to the Equity Securityholders of James Hardie in connection with the transaction or transactions under which the relevant person becomes a Parent Entity (other than such Equity Distributions which occurred prior to the announcement of the transaction by which the Parent Entity is to become the Parent Entity).
SRC means the sum of the Market Capitalisation of the Parent Entity immediately prior to the announcement of the transaction by which the Parent Entity is to become the Parent Entity (less the sum of the amount (if any) which is double counted in the Market Capitalisation of the Parent Entity and MV and the amount of all Equity Distributions made or declared by the Parent Entity between the time of the announcement of the transaction by which the Parent Entity is to become the Parent Entity and the time at which the Parent Entity becomes the Parent Entity) and any new capital raised in connection with the transactions under which the person becomes the Parent Entity (other than such capital which was raised prior to the announcement of the transaction by which the Parent Entity is to become the Parent Entity).
PQCR means the QCR which applied to James Hardie immediately prior to the announcement of the transaction by which the Parent Entity is to become the Parent Entity.
6.3 ACCESSION BY NEW SIBLING ENTITY
Subject to the exclusions set out in Section 6.3.1, James Hardie must procure that each person who becomes or will become a Sibling Entity promptly enters into a deed on terms equivalent to the Final Funding Agreement, under which it becomes bound to observe obligations equivalent to those of James Hardie under the Final Funding Agreement, the James Hardie Guarantee and each other Related Agreement to which James Hardie is a party.
When determining the nature of the “equivalent obligations” which the Sibling Entity must observe, James Hardie and the NSW Government must negotiate in good faith the changes to the Final Funding Agreement and the Related Agreements that are necessary to reflect the division of obligations between two separate and distinct groups, such that the Trustee is not worse off (other than de minimus detriments) as a consequence of a person becoming a Sibling Entity. If the parties have negotiated in good faith but cannot reach agreement on the changes that are necessary to the Final Funding Agreement and the Related Agreements to reflect the creation of the Sibling Entity, the Final Funding Agreement and the Related Agreements will continue to apply to James Hardie without amendment. In these circumstances, James Hardie will need to have regard to its continuing obligations under the Final Funding Agreement in any of its dealings with the Sibling Entity.
This obligation is subject to the following qualifications:
>	James Hardie’s obligation to procure accession only applies to the extent to which the matter is within James Hardie’s power or control; and

>	James Hardie’s obligation to procure accession does not require James Hardie, its boards or its directors to take or refrain from taking any action which is contrary to law.
James Hardie will remain bound by its obligations under the Final Funding Agreement and the Related Agreements, unless it is entitled to be released from those obligations. See Section 6.5.
6.3.1 Exclusions
James Hardie is not obliged to procure the accession of a new Sibling Entity to the Final Funding Agreement and the relevant Related Agreements if any of the following conditions are satisfied:
>	the person is an Excluded Related Entity;

>	the person becomes a Sibling Entity where:
–	the restriction on Specified Dealings is not breached;

–	both the Sibling Entity and James Hardie are Listed following its creation; and

–	none of the securities of the Sibling Entity are stapled to any securities of James Hardie at or around the time the person becomes a Sibling Entity; or
>	a person becomes a Sibling Entity where the Valuation Ratio (as applied to James Hardie but excluding the Sibling Entity) immediately after the person becomes a Sibling Entity is not less than 2.75.
6.3.2 Effect of accession by Sibling Entity
The effect of accession with respect to a Sibling Entity cannot be determined in advance because it depends upon the nature of the transaction by which the entity becomes a Sibling Entity and because the nature of the obligations to be assumed by the Sibling Entity will be the subject of good faith negotiations between James Hardie and the NSW Government.
6.3.3 Consequences if Sibling Entity does not accede
If James Hardie is required to procure accession by a Sibling Entity and accession does not occur, on and from the time at which that person becomes a Sibling Entity, the Performing Subsidiary and James Hardie will remain subject to the funding obligations to the Trustee. However, the basis of calculation of the funding obligations will be adjusted on the basis set out below.
The definition of James Hardie’s Free Cash Flow will be the sum of:
>	the Free Cash Flow of James Hardie (excluding any Free Cash Flow arising from James Hardie’s ownership of the Sibling Entity); and

>	the Free Cash Flow of the Sibling Entity multiplied by the proportion of the higher of the Equity Securities, and voting shares in the Sibling Entity, held in aggregate by Equity Securityholders of James Hardie and members of the James Hardie Group as at the time at which that person became a Sibling Entity.
70 James Hardie Industries

PART C — DETAILS OF THE PROPOSAL
For the purposes of the Capital Election provisions, James Hardie will be deemed to have completed a Capital Raising at the time the Sibling Entity became a Sibling Entity, and may make a Capital Election in relation to that Capital Raising.
The Capital Election provisions will apply as follows:
where:
QCR means the Qualifying Capital Ratio to apply to James Hardie.
MV means the Market Capitalisation of James Hardie immediately prior to the announcement of the transaction by which the Sibling Entity is to become a Sibling Entity.
ED means the amount of Equity Distributions which would have applied in a calculation of QCR for James Hardie after taking into account the sum of all Equity Distributions paid or payable to the Equity Securityholders of James Hardie in connection with the transaction or transactions under which the Sibling Entity becomes a Sibling Entity (other than Equity Distributions that occurred prior to the announcement of the transaction by which the Sibling Entity is to become a Sibling Entity).
SRC means the sum of:
>	the sum of the Market Capitalisation of the Sibling Entity (less the sum of the amount (if any) which is double counted in the Market Capitalisation of the Sibling Entity and MV and the amount of all Equity Distributions made or declared by the Sibling Entity between the time of the announcement of the transaction by which the Sibling Entity is to become a Sibling Entity and the time at which the Sibling Entity becomes a Sibling Entity) and new capital raised by the Sibling Entity in connection with the transactions under which the person becomes a Sibling Entity (other than such capital which was raised prior to the announcement of the transaction by which the Sibling Entity is to become a Sibling Entity), such sum multiplied by the proportion of the higher of the Equity Securities, and voting shares in the Sibling Entity, held in aggregate by Equity Securityholders of James Hardie and members of the James Hardie Group as at the time at which that person becomes a Sibling Entity; and

>	new capital raised by James Hardie (other than such capital which was raised prior to the announcement of the transaction by which the Sibling Entity is to become a Sibling Entity).
PQCR means the QCR which applied to James Hardie immediately prior to the announcement of the transaction under which the Sibling Entity is to become a Sibling Entity.
6.4 LEGAL OPINION
As part of the accession arrangements, James Hardie will be obliged to procure the delivery to the NSW Government of a legal opinion of a recognised expert independent legal counsel practising in the place of incorporation of the Parent Entity or the Sibling Entity, or other independent legal counsel reasonably satisfactory to the NSW Government, to the effect that all deeds of accession (or if applicable any other agreements or other instruments effecting such accession) are enforceable in accordance with their terms to no material extent less than the Final Funding Agreement would have been enforceable against James Hardie.
6.5 JAMES HARDIE RELEASE FROM OBLIGATIONS
If a Parent Entity accedes to the Final Funding Agreement and the James Hardie Guarantee, then James Hardie is entitled to obtain a deed of release from the Final Funding Agreement and the James Hardie Guarantee from the NSW Government, the Trustee and the Performing Subsidiary, provided that the following conditions are satisfied:
>	an accession deed has been delivered by the Parent Entity;

>	the financial position of the Liable Group after substituting the Parent Entity for James Hardie would be substantially the same or better than the position of the Liable Group prior to that substitution; and

>	all material consents and conditions referred to in the legal opinion regarding the enforceability of the deed of accession (see Section 6.4) have been given or satisfied.
7. RESTRICTIONS ON ADVERSE LEGISLATIVE OR REGULATORY ACTION
7.1 INTRODUCTION
As part of the Proposal, the NSW Government has agreed that it will not undertake certain adverse legislative or regulatory action directed at any member of the James Hardie Group, the Trustee or any of the Former James Hardie Companies.
For these purposes:
>	legislative action means the enactment, amendment or repeal of any legislation, including without limitation the making, amendment or repeal of any statutory instrument; and

>	regulatory action means the exercise of statutory functions and, subject to certain limits, the exercise by the Governor of NSW of royal prerogative powers, but excludes any action taken under and in accordance with the Transaction Legislation and the Release Legislation.
James Hardie Industries 71

PART C — DETAILS OF THE PROPOSAL
The undertakings as to legislative or regulatory action comprise undertakings not to take adverse action in relation to:
>	certain Asbestos Liabilities; and

>	certain past transactions concerning the Former James Hardie Companies, the establishment of the MRCF and subsequent events.
These undertakings and the consequences of any breach of such undertakings are described in further detail below.
The NSW Government has agreed not to change the common law basis of assessment of damages for dust diseases compensation in NSW, and has agreed to specific arrangements relating to the referral of legislative power to the Australian Government in relation to Asbestos Liabilities or their management.
Finally, the NSW Government has agreed that the funding obligations under the Final Funding Agreement and Related Agreements may be adjusted if the Australian Government or any other Australian state or territorial government takes action to implement a compensation scheme which overlaps with the Proposal, or otherwise takes action which, if taken by the NSW Government, would comprise proscribed adverse legislative or regulatory action.
If adverse legislative or regulatory action is taken against the James Hardie Group, it will be necessary to consider whether any such action is legally enforceable, either in Australia or in other jurisdictions in which the James Hardie Group has assets.
7.2 WHAT IS ADVERSE LEGISLATIVE OR REGULATORY ACTION?
Legislative or regulatory action is adverse if:
>	it denies any of the Trustee, any member of the James Hardie Group or any of the Former James Hardie Companies benefits or advantages that are provided or available to others in similar circumstances; or

>	it operates by reference to any of the Trustee, any member of the James Hardie Group or any of the Former James Hardie Companies, or an attribute which only they possess; or

>	it amends or repeals all or part of the Transaction Legislation or Release Legislation in a manner that would adversely affect any member of the James Hardie Group, the Trustee or the Former James Hardie Companies, unless such amendment or repeal has been agreed in advance in writing by James Hardie acting reasonably; or

>	having regard to the nature or circumstances of the legislative or regulatory action, it would be concluded that the purpose of the action was, or a material purpose of the action included, having the effect of increasing any of the amounts that would, but for such action, have been payable:
–	under the Final Funding Agreement; or

–	in respect of liabilities to be funded under the Final Funding Agreement;
and the action has or will have the result or effect of increasing any such amounts.
Legislative or regulatory action may be adverse even though the action may not be expressly directed towards members of the James Hardie Group, the Trustee or the Former James Hardie Companies.
However, the Final Funding Agreement does not define exhaustively all of the ways in which legislative or regulatory action may be adverse.
Legislative or regulatory action will not be considered adverse if it applies to former asbestos manufacturers or asbestos defendants generally, irrespective of the fact that it might by reason of the relative circumstances of such persons have a greater impact on the Trustee, any member of the James Hardie Group or any of the Former James Hardie Companies than on other manufacturers or defendants. This principle applies in relation to legislative or regulatory action:
>	in respect of the claims handling and determination process (including through the Dust Diseases Tribunal);

>	in respect of the handling, removal or disposal of asbestos; or

>	that is considered necessary to deal with the consequences of the manufacture and sale of asbestos products.
This principle will not apply if a material purpose of the relevant action would be to increase any of the amounts that would have been payable under the Final Funding Agreement, or in respect of the liabilities to be funded under the Final Funding Agreement.
7.3 SCOPE OF UNDERTAKINGS
As described in Section 9.3.1, the undertakings not to take adverse legislative or regulatory action relate to:
>	any liability of the Former James Hardie Companies in relation to Asbestos Liabilities (except that Excluded Claims within the definition of Asbestos Liabilities are limited to Excluded Claims relating to asbestos); and

>	certain past transactions concerning the Former James Hardie Companies, the establishment of the MRCF and subsequent events (known as “Relevant Matters”).
Relevant Matters are defined as all matters relating to or arising out of any of the following or their facts, matters and circumstances:
>	the establishment and underfunding or funding of the MRCF, and the February 2001 ABN 60 group corporate reorganisation (including, without limitation, the transfer of the Former James Hardie Companies out of the Former James Hardie Group, representations made to incoming directors of the Former James Hardie Companies and other third parties regarding the
72 James Hardie Industries

PART C — DETAILS OF THE PROPOSAL
Former James Hardie Companies and their assets and liabilities, the media releases of ABN 60 of 16 February 2001 and of James Hardie of 29 and 30 October 2003 and any statements made in relation to any of the foregoing matters);

>	the Deeds of Covenant and Indemnity;

>	the transfers of assets, and the dividends and management fees paid, by the Former James Hardie Companies, as described in the report of the Jackson Commission;

>	the August to October 2001 ABN 60 group corporate reorganisation, including without limitation the scheme of arrangement in relation to ABN 60 of August to October 2001, the contemporaneous reduction of capital of (and cancellation of fully paid ordinary shares in) ABN 60 and subscription by James Hardie for partly paid shares in ABN 60, the subsequent cancellation of those partly paid shares in ABN 60 in March 2003 and representations to third parties and the court, and any statements made in relation to any of the foregoing matters; and

>	the transfer of assets from ABN 60 to James Hardie, the establishment of ABN 60 Foundation and ABN 60 Foundation Trust, and the allotment of fully paid shares in ABN 60 to ABN 60 Foundation.
7.4 NO AMENDMENT OF COMMON LAW BASIS OF DAMAGES
Under the Final Funding Agreement, the NSW Government has agreed that it will not change the common law basis of assessment of damages for dust diseases compensation and that accordingly, the NSW Government will not legislate to increase or decrease damages for dust diseases.
This undertaking of the NSW Government is a material element of the protections applicable to James Hardie under the Final Funding Agreement, and was a key principle set out in the Heads of Agreement which formed the basis of negotiating the Final Funding Agreement. The undertaking provides a level of protection for James Hardie, on the basis that it represents a commitment by the NSW Government not to seek to unilaterally increase the amount payable under the Final Funding Agreement by modifying the common law basis of assessment of damages for dust diseases compensation.
In this respect, it is relevant to note that on 20 June 2006, the Civil Liability Amendment Act 2006 (NSW) came into effect. The terms of this legislation and its expected impact are explained in further detail in Part F, Section 3.1.3. This legislation is noted here as this legislation could be considered to amend the common law basis of the assessment of damages for particular forms of dust diseases compensation, including the common law basis of assessment of damages recoverable in relation to Proven Claims. However, equally the legislation imposes a cap on the amount of such damages which may be recovered, and that cap may operate to limit the amount which may otherwise have been payable in respect of Proven Claims in the absence of such legislation.
When James Hardie considered each of these factors and its potential impact on the funding obligations arising under the Final Funding Agreement, James Hardie determined that it would not seek to make or assert a claim against the NSW Government in respect of this amendment to the common law basis of damages.
7.5 REFERRAL OF LEGISLATIVE POWERS TO THE AUSTRALIAN PARLIAMENT
The NSW Government has agreed that if it refers legislative power to the Australian Commonwealth Parliament (in a manner permitted under the Australian Commonwealth Constitution) in relation to Asbestos Liabilities or their management, the NSW Government must ensure that the referral does not affect the Transaction Documentation and that the referral does not permit the Australian Commonwealth Parliament to legislate in a manner inconsistent with the Transaction Documentation. The Final Funding Agreement requires the NSW Government to obtain James Hardie’s prior written agreement if the referral would not meet these requirements.
7.6 CONSEQUENCES OF ADVERSE LEGISLATIVE OR REGULATORY ACTION BY THE NSW GOVERNMENT
The undertakings of the NSW Government described above do not prevent the proper exercise of legislative or regulatory powers by the NSW legislature or executive. The NSW legislature and executive continue to have plenary power to take action which is adverse or discriminatory to the Trustee, the James Hardie Group or the Former James Hardie Companies. However, should there be any breach of the undertakings described above, then one or more of James Hardie, the Performing Subsidiary and the Trustee may be entitled to claim damages from the NSW Government in respect of any such breach.
7.7 SUSPENSION OF OBLIGATIONS OF THE NSW GOVERNMENT
The obligations and undertakings of the NSW Government to refrain from adverse legislative or regulatory action will be suspended if:
>	the Performing Subsidiary breaches any obligation to make a Funding Payment and that breach remains unremedied and has been outstanding for not less than three months; or

>	James Hardie breaches the Clause 7 Restrictions (see Sections 4, 5 and 6) and that breach has not been remedied within a reasonable period (not being less than three months) of James Hardie having received notice from the NSW Government that such a breach has occurred.
During the period of any suspension, the NSW Government’s undertakings concerning adverse legislative or regulatory action will not apply, and any action taken by the NSW legislature or executive in this respect will not entitle James Hardie, the Performing Subsidiary or the Trustee to make a claim for damages. Further, no claim for
James Hardie Industries 73

PART C — DETAILS OF THE PROPOSAL
damages could be made in relation to such legislative or regulatory action even if the relevant legislation, regulatory instrument or executive act remains in force or effect once the period of suspension has ended.
Once such a breach has been remedied, and the NSW Government has received notice of this fact, the NSW Government has agreed not to continue any current or further adverse legislative or regulatory action, although this does not oblige the NSW Government to take any action that is contrary to law. Further, the NSW Government is only obliged to seek the repeal of legislation or regulatory instruments introduced in breach of the undertakings as to no adverse legislative and regulatory action described above and which remain in force at the time the breach is rectified. The NSW Government is also not obliged to take any executive or other action in breach of generally applicable protocols of the NSW Government associated with bringing legislation or regulatory instruments into force.
7.8 NSW GOVERNMENT ADVOCACY AND PARTICIPATION IN DISCUSSIONS WITH OTHER GOVERNMENTS
The NSW Government has agreed that, if requested by James Hardie, it will advocate action by the Australian Commonwealth, state and territory governments, the Australian Competition and Consumer Commission, ASIC or other regulatory bodies, consistent with the terms of the Transaction Documentation.
The NSW Government has also agreed that it will, if requested by James Hardie, participate with James Hardie in discussions in relation to matters arising out of the Jackson Commission with such Other Governments or regulatory bodies.
7.9 ACTIONS BY OTHER GOVERNMENTS
The Final Funding Agreement has been negotiated with the NSW Government. The Australian Government and other Australian state and territorial governments have not been involved in settling the detail of the Final Funding Agreement. In part, this is due to the fact that the Former James Hardie Companies are incorporated in NSW, and as such the NSW Government was able to introduce the legislative arrangements which accompany the Final Funding Agreement as reflected in the Transaction Legislation. Additionally, the NSW Government had established the Jackson Commission in February 2004 and actively sought to assess the extent of the estimated future funding shortfall of the Former James Hardie Companies with respect to their asbestos-related personal injury liabilities and to negotiate a response to that expected shortfall with James Hardie.
If an Other Government:
>	introduces an Overlapping Scheme; or

>	takes adverse legislative or regulatory action of the kind described above (as if those obligations had applied to that Other Government) against any member of the James Hardie Group, the Trustee or the Former James Hardie Companies,
then the payment obligations of the Performing Subsidiary and James Hardie under the Final Funding Agreement and the Related Agreements will be adjusted so that the James Hardie Group’s present and future liabilities with respect to Proven Claims are not increased as a result of such action.
An Overlapping Scheme is any scheme introduced by an Other Government that:
>	provides for the payment of compensation (or provides benefits for which the common law would provide compensation) to some or all Claimants (the “Relevant Claimants”) in respect of claims of the kind covered by the funding arrangements under the Final Funding Agreement; and

>	imposes a liability on James Hardie, another member of the James Hardie Group, the Trustee or any Former James Hardie Company (the “Relevant Liabilities”) to make payments to the Relevant Claimants.
In these circumstances, the parties to the Final Funding Agreement have agreed to negotiate in good faith to make such modifications to the terms of the Final Funding Agreement and the Related Agreements (and the NSW Government has agreed to use its best endeavours to amend the Transaction Legislation and the Release Legislation) as are reasonably necessary to ensure that the liability of the James Hardie Group, the Trustee and the Former James Hardie Companies in connection with Personal Asbestos Claims is not increased as a result of the implementation and operation of the Overlapping Scheme.
Pending agreement and implementation of such arrangements, the Final Funding Agreement provides for the following adjustments to be made:
>	all payments of Relevant Liabilities made by a member of the James Hardie Group under the Overlapping Scheme shall be treated as though they had been received by the Trustee and had increased the net assets of the Trustee by that amount (and earned income for each Financial Year at the discount rate published by the Approved Actuary in the Annual Actuarial Report in relation to that Financial Year). In other words, payments pursuant to such a scheme or deemed scheme as described above are treated as though they were payments to the Trustee, and are therefore to be taken into account in determining, for example, whether the Annual Cash Flow Cap would apply to limit further payments under the Final Funding Agreement; and

>	any Relevant Liabilities incurred but unpaid by the Former James Hardie Companies or the Trustee under the Overlapping Scheme shall be ignored in determining the net assets of the Former James Hardie Companies and the Trustee and any payments of Relevant Liabilities shall be added back to their net assets (as though the net assets were never reduced by the amount of such payments). This mechanism seeks to ensure that the James Hardie Group does not effectively “pay twice” through any scheme or deemed scheme which operates to reduce the net assets of the Former James Hardie Companies or the Trustee.
74 James Hardie Industries

PART C — DETAILS OF THE PROPOSAL
The adjustment mechanism will also apply if an Other Government takes any adverse legislative or regulatory action which, had it been taken by the NSW Government, would have resulted in the NSW Government breaching its obligations under the Final Funding Agreement (see Section 7.2).
Any such adjustment can only occur from six months after the date James Hardie has notified the NSW Government of such action or possible action by such Other Government. Alternatively, if the legislative or regulatory action does not come into force until after such six month period, the adjustments described above will commence from the time such action has taken effect.
If James Hardie, another member of the James Hardie Group, the Trustee or any Former James Hardie Company wishes to participate in an Overlapping Scheme on a voluntary basis, then the parties to the Final Funding Agreement have agreed to negotiate in good faith to determine what modifications (if any) should be made to the terms of the Transaction Documentation in respect of the funding arrangements and the management of Personal Asbestos Claims to give appropriate recognition to the scheme of the Other Government and to reflect the fact that Relevant Claimants will be compensated for Relevant Claims under the Overlapping Scheme instead of under the funding arrangements under the Final Funding Agreement. However, unless the parties reach agreement on the modifications (if any) and those modifications (including to the Transaction Legislation and the Release Legislation) (if any) are made, no adjustment shall be made to the obligations of James Hardie and the Performing Subsidiary under the Final Funding Agreement or any Related Agreement if James Hardie elects to make payments under the Overlapping Scheme.
8. DEFAULT, ENFORCEMENT AND TERMINATION
8.1 INTRODUCTION
The Final Funding Agreement contains detailed provisions concerning events of default and the consequences of such events, including enforcement actions that can be taken by the Trustee or the NSW Government arising from such events. These matters and the circumstances in which any party can terminate the Final Funding Agreement are discussed below.
8.2 DEFAULTS
8.2.1 Special Default by James Hardie or the Performing Subsidiary
The Final Funding Agreement contains detailed provisions as to the consequences resulting from a Special Default of the Final Funding Agreement by James Hardie or the Performing Subsidiary.
A Special Default will occur if:
>	the Performing Subsidiary fails to make any Funding Payment to the Trustee within three months of receiving a valid notice of default by the NSW Government or the Trustee; or

>	James Hardie breaches the Clause 7 Restrictions (see Part C, Sections 4, 5 and 6) and James Hardie does not remedy the breach within three months after notice of the default has been given to James Hardie by the NSW Government or the Trustee.
A Special Default can be immediately cured if the relevant Funding Payment is made or the relevant breach is remedied.
8.2.2 Consequences of Special Default
If a Special Default occurs, there is no acceleration of the obligations of any member of the James Hardie Group to the Trustee. However, without limiting any other remedy that may be available to the Trustee or the NSW Government, while a Special Default exists, no member of the James Hardie Group will be entitled to declare or pay any dividends, or to make any other payments or distributions, to Equity Securityholders of James Hardie.
These restrictions do not prevent any distributions being made within the James Hardie Group, nor do they prevent payments to persons other than Equity Securityholders of James Hardie.
In addition, so long as the Special Default remains in existence, the NSW Government may elect to take control of the Trustee board. In this case, the quorum for a Trustee board meeting will be two directors appointed by the NSW Government, the total number of votes that may be cast at any Trustee board meeting by the directors (including the chairman) appointed by James Hardie or one of its subsidiaries present at the meeting shall be one less than the number of votes that may be cast by the number of directors appointed by the NSW Government present at that meeting, and the Trustee board will be constituted so that the majority of directors have been appointed by the NSW Government. The NSW Government may appoint and remove further Trustee directors to achieve this, and James Hardie must procure the resignation of the requisite number of directors appointed by James Hardie.
8.2.3 Breaches other than Special Default
In the case of any other breach of the Final Funding Agreement that does not amount to a Special Default, the party in default has a reasonable period after first giving or receiving notice of the default to cure the breach (except where the breach is incapable of remedy). If the breach is of a fundamental nature, then, in accordance with the common law, the other parties may terminate the Final Funding Agreement. However, the common law rights of the parties to terminate the Final Funding Agreement for fundamental breach are qualified in that:
>	James Hardie cannot terminate the Final Funding Agreement or any Related Agreement for any default or breach committed by the Trustee while directors appointed by James Hardie to the Trustee board are entitled to exercise a majority of the votes of that board;

>	the NSW Government cannot terminate the Final Funding Agreement or any Related Agreement for any default or breach committed by the Trustee while the NSW Government has control of the Trustee board; and
James Hardie Industries 75

PART C — DETAILS OF THE PROPOSAL
>	the Trustee can only terminate the Final Funding Agreement where permitted to do so under the terms of the Trust Deed.
8.3 ENFORCEMENT OF FINAL FUNDING AGREEMENT BY THE NSW GOVERNMENT
8.3.1 Scope of enforcement rights
The NSW Government is entitled to directly enforce certain provisions of the Final Funding Agreement to the full extent permitted by law. The relevant provisions to which such direct enforcement rights relate to:
>	the funding obligations of the Performing Subsidiary;

>	the rights of the Trustee following a Wind-Up Event or a Reconstruction Event of James Hardie;

>	any breach of financial covenants given by James Hardie to the Trustee and the NSW Government; and

>	any breach of James Hardie’s obligations to the Trustee with respect to future cross guarantees in favour of the Trustee.
The NSW Government’s direct enforcement right also applies to all obligations of James Hardie and the Performing Subsidiary under each Related Agreement to which the Trustee is a party.
In addition to its direct enforcement rights in relation to the provisions of the Final Funding Agreement, the NSW Government has the right to enforce such provisions as an attorney of the Trustee. These enforcement rights are subject to the same restrictions as the direct enforcement right described above, and are set out in an Irrevocable Powers of Attorney to be entered into between the Trustee and the NSW Government. The NSW Government and the Trustee have covenanted that they will not amend or replace the Irrevocable Powers of Attorney without the prior written consent of James Hardie, such consent not to be unreasonably withheld.
The direct enforcement rights of the NSW Government are subject to further limits, as described in this Section 8.3.
8.3.2 Limitation on enforcement rights relating to funding obligations
Neither the Trustee nor the NSW Government may exercise any enforcement rights (other than urgent relief as described in Section 8.3.4) in respect of a default by the Performing Subsidiary in paying an Annual Payment (or any installment thereof) for a period of 40 days from the date when such Annual Payment was due. This 40 day grace period is only available for so long as all of the following requirements (“Moratorium Requirements”) are satisfied:
>	James Hardie has immediately provided to the NSW Government reasons for the default and the reasons are reasonable in the circumstances ( for example, because James Hardie is experiencing temporary cash flow difficulties and is seeking to rectify the difficulty);

>	James Hardie has entered into prompt negotiations with the NSW Government and the Trustee to remedy the default;

>	James Hardie is not Insolvent at any time during the grace period; and

>	a Reconstruction Event does not occur at any time during the grace period.
If all of the Moratorium Requirements remain satisfied at the expiry of the grace period and in the opinion of the NSW Government (acting reasonably), there is a reasonable prospect of James Hardie or the Performing Subsidiary paying the outstanding amount within a further period of 50 days, the initial grace period shall be extended by an additional 50 days. This additional grace period automatically expires upon any of the Moratorium Requirements ceasing to be satisfied.
8.3.3 Procedure for taking enforcement action
Prior to taking any action to exercise its enforcement rights on behalf of the Trustee (either directly or as the Trustee’s attorney), the NSW Government must notify the Trustee of the action the NSW Government proposes to take and the reasons why such action is required or appropriate. The Trustee may indicate its views concerning the NSW Government’s proposed action, and the NSW Government must give proper and bona fide consideration to the Trustee’s views, including promptly meeting with the Trustee board (if requested to do so). If after doing so, the NSW Government nevertheless proposes to take the proposed action, the NSW Government must give at least two Business Days notice to the Trustee of its intention so to do. The NSW Government is entitled only to take the action it has notified to the Trustee (including other alternative action as may reasonably be considered to be within the general scope of the notification), or as otherwise agreed by the Trustee.
8.3.4 Urgent interlocutory relief
The NSW Government may also take urgent action in the nature of seeking urgent interlocutory Court relief without observing the procedures described above in Section 8.3.3 where it is not practicable for the procedure to be carried out, and the NSW Government gives notice of such urgent action to the Trustee as is reasonably practicable in the circumstances.
8.3.5 Entitlement to damages
Subject to the special arrangements which apply in relation to a Reconstruction Event (see Part F, Section 1.2), the NSW Government is entitled to claim and recover as damages (in addition to all other amounts which the NSW Government may be entitled to claim and recover on the NSW Government’s own behalf) an amount equal to the damages that the Trustee would have suffered directly as a result of the breach to which the power of enforcement relates, together with any interest to the extent not included in the damages. However, neither the Trustee nor the NSW Government may recover any amount to the extent that the same amount has previously been recovered by the other party. Any such amounts recovered by the NSW Government:
76 James Hardie Industries

PART C – DETAILS OF THE PROPOSAL
>	are offset by a corresponding amount against any liabilities or obligations of James Hardie and/or the Performing Subsidiary to the Trustee under the Final Funding Agreement or a Related Agreement; and

>	shall be held on trust for the Trustee and must be paid (or, where not yet received, directed by it to be paid) immediately to the Trustee, unless the Trustee is Insolvent and an alternative trustee has been appointed. If this has occurred, any such amount received by or under the direction of the NSW Government (excluding the NSW Government’s own legal and other recovery costs) shall be paid in accordance with the procedure set out in Section 2.11.
If the NSW Government takes any action in exercise of any such enforcement entitlements, it is liable to the Trustee for any damage the Trustee may suffer from any negligence in relation to the timing or manner of such action, unless at the time such action is taken a majority of directors of the Trustee board were appointed by James Hardie and control a majority of the voting rights of that Trustee board, and the Trustee has been given reasonable prior notice of such action by the NSW Government and not objected to such action.
8.3.6 Restrictions on the Trustee’s exercise of enforcement rights
The Trustee must not, without the prior written consent of the NSW Government, waive or compromise all or any part of any payment (actually or contingently) due from James Hardie or the Performing Subsidiary under the Final Funding Agreement or any Related Agreement.
The NSW Government also has the right to require the Trustee to refrain from taking any action that, if taken, would be inconsistent with the enforcement action of the NSW Government or that, subject to applicable law, may cause the Trustee to rescind or revoke prior actions undertaken by the Trustee. This right does not detract from the NSW Government’s obligation to pay to the Trustee all amounts recovered by the NSW Government by utilising direct enforcement rights on behalf of the Trustee, unless alternative arrangements for a new trustee have been implemented because of the Trustee’s insolvency: see Section 2.11.
8.3.7 Interest on default
Subject to the Performing Subsidiary’s right to pay by installments, and the specific arrangements for the payment of interest which apply in the event that the Annual Payment is not determined by the Payment Date, if the Performing Subsidiary or James Hardie fails to pay a James Hardie Contribution when due and payable under the Final Funding Agreement, then the Trustee shall be entitled to charge interest on that amount for the period it remains unpaid at an interest rate per annum equal to the Interest Rate plus 100 basis points.
8.3.8 Enforcement of James Hardie Guarantee
The James Hardie Guarantee contains provisions relating to enforcement of that guarantee by the Trustee and the NSW Government, and Moratorium Requirements, which correspond to the enforcement rights of those parties applying under the Final Funding Agreement. These rights and the constraints applying to them are described in Section 8.3.1.
Specifically, the Trustee may only enforce the James Hardie Guarantee upon the occurrence of:
>	a breach of any guaranteed obligation by the Performing Subsidiary; or

>	a Wind-Up Event or Reconstruction Event of James Hardie (and then subject to the constraints summarised in Part F, Section 1).
The restrictions described above to the enforcement of the James Hardie Guarantee do not apply in respect of claims under or in relation to the guarantee brought by the Trustee in summary proceedings (in Dutch, kort geding) or other proceedings to obtain interlocutory court relief.
Under the James Hardie Guarantee, James Hardie has waived rights of set off, counterclaim or suspension and other rights arising under the Dutch Civil Code.
8.3.9 Enforcement of Intercreditor Deeds
The Intercreditor Deeds contain provisions relating to enforcement of those deeds against James Hardie or the Performing Subsidiary which correspond to the enforcement arrangements applicable to the Final Funding Agreement described in Section 8.3.1.
Further, the Intercreditor Deeds require that any action or the enforcement of any rights by the Trustee (in its capacity as trustee of the Charitable Fund) may only be taken by the NSW Government, unless the NSW Government consents to the Trustee taking such action directly. The NSW Government’s enforcement rights are subject to the same limitations as apply to the Final Funding Agreement.
Finally, the NSW Government’s ability to commence or institute proceedings in relation to the existence or amount of any outstanding debt arising under the Final Funding Agreement is expressed to be subject to the limitations set out in the Final Funding Agreement as to the circumstance in which proceedings can be taken upon a Wind-Up Event or Reconstruction Event of James Hardie (see Part F, Section 1 for further details).
8.3.10 Enforcement of Charitable Fund
The Transaction Legislation contains provisions restricting the ability of third parties to bring any proceedings in relation to the Charitable Fund as a charitable trust, and restricts the jurisdiction or power of a court or other tribunal to entertain or grant relief in relation to any such charitable trust proceedings, unless the proceedings have been brought by the NSW Attorney-General, or the Trustee or James Hardie (with the leave of the NSW Supreme Court under section 6 of the Charitable Trusts Act 1993 (NSW)).
8.4 TERMINATION OF FINAL FUNDING AGREEMENT
8.4.1 Termination rights prior to implementation of Proposal
Any party may terminate the Final Funding Agreement in the event that the conditions precedent are not satisfied or waived by the parties in a timely manner. For more
James Hardie Industries 77

PART C – DETAILS OF THE PROPOSAL
information on the satisfaction of the conditions precedent and arrangements to apply if the Final Funding Agreement is terminated in this manner, see Section 11.
8.4.2 Termination rights after implementation of Proposal
The Final Funding Agreement does not contain general express termination rights in favour of any party once the Proposal is implemented (although James Hardie has limited termination rights related to the Tax Conditions as explained in Section 8.4.3). The Final Funding Agreement expressly preserves the common law right of each party to terminate the Final Funding Agreement or any Related Agreement, for defaults where the common law would permit the party to do so (subject to the provisions regarding Special Defaults).
8.4.3 Termination rights if certain Tax Conditions not fulfilled
Once the Proposal has been implemented, James Hardie has the express right to terminate the Final Funding Agreement if a Change of Tax Law occurs such that certain of the Tax Conditions are no longer satisfied, as described further below.
If Funding Payments have not been made because a Tax Condition specified in paragraphs (i), (ii) or (ix)A of Section 8.4.3.1 below has ceased to be satisfied, and binding legislation, a binding private ruling or a final judgment having that effect does not come into force within 12 months of that date (or such later date as the parties may agree in writing), then the Final Funding Agreement will terminate on the last day of that 12 month period or the later specified date.
8.4.3.1 Tax Conditions
The Tax Conditions are that the Boards and the board of directors of the Performing Subsidiary are satisfied, acting reasonably that with effect on or before payment of the Initial Funding (and by force of retrospective legislation where necessary), that for the purposes of the Tax laws of Australia:
(i)	payments of the James Hardie Contributions (including, for the avoidance of doubt, the Initial Funding) to the Trustee will be deductible to the James Hardie Group Taxpayer on the basis of Black Hole Deductibility for the purpose of determining the taxable income of the James Hardie Group Taxpayer;

(ii)	the James Hardie Contributions received by the trustee of the Charitable Fund from the Performing Subsidiary will comprise corpus of a trust and so will not form part of the assessable income of the trustee of the Charitable Fund as either ordinary or statutory income;

(iii)	if the trustee of the Discretionary Fund exercises its discretion during a tax year to pay or apply Annual Income for the benefit of a Former James Hardie Company, that:
A.	the Former James Hardie Company will be deemed to be presently entitled to such Annual Income;

B.	such Annual Income will not form part of the assessable income of the Trustee of the Discretionary Fund for that year;

C.	the Trustee of the Discretionary Fund will not be subject to tax under sections 99 or 99A of the Income Tax Assessment Act 1936 (Cth) in respect of such Annual Income;
(iv)	section 100A of the Income Tax Assessment Act 1936 (Cth) will not apply to deem the Trustee of the Discretionary Fund to be taxed on any income paid or applied by the Trustee of the Discretionary Fund for the benefit of the Former James Hardie Companies in the manner described in paragraph (iii);

(v)	Part IVA of the Income Tax Assessment Act 1936 (Cth) will not apply with respect to any or all payments or transactions contemplated in the Final Funding Agreement or the Trust Deed;

(vi)	Proven Claims:
A.	will be allowable deductions to Amaca and Amaba during the Term when incurred;

B.	are incurred for the purpose of the Income Tax Assessment Act 1936 (Cth) and Income Tax Assessment Act 1997 (Cth) on the date of making, in respect of a specific claim, an order for final judgment or on the date of a deed of settlement, as the case may be in relation to such specific claim;
(vii)	the assessable income of Amaca and Amaba in respect of a year of income:
A.	will include amounts of the Discretionary Fund paid or applied by the Trustee for the benefit of Amaca or Amaba, as the case may be;

B.	will be offset to reduce the taxable income of Amaca or Amaba, as the case may be, by allowable deductions of Amaca or Amaba, as the case may be, arising from the amounts referred to in clause paragraph (vi)(A);
(viii)	the amount of payments made by the Trustee as trustee of the Charitable Fund to Claimants to meet Proven Claims against any Former James Hardie Company will not form part of the assessable income of the Former James Hardie Company;

(ix)	and in particular for the purposes of A New Tax System (Goods and Services Tax) Act 1999 (Cth):
A.	the Funding Payments to be made by the Performing Subsidiary to the Trustee do not represent or comprise consideration for a taxable supply made by the Trustee;

B.	the payment of Proven Claims by the Trustee will not represent or comprise consideration for a taxable supply;

C.	the application of any part of the Discretionary Fund by the Trustee for the benefit of a Former James Hardie Company will not represent or comprise consideration for a taxable supply;
78 James Hardie Industries

PART C – DETAILS OF THE PROPOSAL
D.	compensation payments made to a Proven Claimant by a Former James Hardie Company do not represent or comprise consideration for a taxable supply;

E.	if the Former James Hardie Companies and the Trustee are members of the same GST Group, the following activities of the Trustee will not comprise taxable supplies:
I.	management of the Trustee or Former James Hardie Companies and the winding up of the Former James Hardie Companies;

II.	management of legal and administrative costs in respect of Claims and the negotiation of settlements of those Claims;

III.	investment of the assets contributed to or received by the Trustee;

IV.	management of the insurance claims the Former James Hardie Companies may make in relation to losses resulting from Claims or recovery of Insurance and Other Recoveries;
F.	the Trustee, as a representative member of the GST Group of which it is a member from time to time, will be entitled to input tax credits for GST incurred on:
I.	acquisitions associated with the receipt of Funding Payments by the Trustee from the Performing Subsidiary;

II.	acquisitions made in connection with payments of Proven Claims;

III.	investment management services (but only to the extent of a reduced input tax credit); and

IV.	acquisitions made in connection with the carrying out of other activities closely connected to the making of compensation payments to claimants of Proven Claims.
James Hardie will not have a termination right if the circumstances set out in Section 3.1.5.1 apply.
If the Final Funding Agreement terminates, the Trustee must refund to James Hardie that part of the Funding Payments which remains in the Asbestos Injuries Compensation Fund, after deducting amounts:
>	paid or incurred by the Trustee in settlement of Trust Funded Liabilities; and

>	reasonably expected to be required to be paid to meet Proven Claims which were notified by Claimants to the Trustee or the Former James Hardie Companies prior to the date of termination.
It is important to note that:
>	any termination of the Final Funding Agreement will usually not affect the rights of the parties in respect of circumstances which led to such termination;

>	if the Final Funding Agreement terminates as a result of the Tax Conditions ceasing to be satisfied, the parties to the agreement are required to negotiate in good faith for a period of up to one month to seek, on a good faith basis, to agree to alternative arrangements acceptable to the parties that will enable the Tax Conditions to be:
–	satisfied in an alternative manner; or

–	where agreed in writing by the parties, disregarded or no longer required. There is no requirement that James Hardie waive any condition where it considers on reasonable grounds that it should not do so; and
>	if the Final Funding Agreement is terminated, James Hardie and the James Hardie Group, as well as their directors, officers and employees, could be subject to adverse consequences such as adverse legislative or regulatory action.
For further details of the possible consequences of the Final Funding Agreement being terminated, see Part E, Section 6.
9. RELEASES OF CIVIL LIABILITIES
9.1 INTRODUCTION
Both James Hardie and the NSW Government have agreed that James Hardie should not be subject to uncertainty regarding the potential for civil liability in relation to its involvement in historical matters (known as “Relevant Matters”) while James Hardie and the Performing Subsidiary continue to perform their material obligations under the Final Funding Agreement.
In order to alleviate some of the current uncertainty, as part of the implementation of the Proposal, the NSW Parliament has enacted the Release Legislation, which extinguishes any civil liability of:
>	certain persons arising in respect of their involvement in Relevant Matters which led to the development of the Proposal; and

>	James Hardie, members of the James Hardie Group, and the Former James Hardie Companies for certain claims for economic loss or loss of property arising out of asbestos or asbestos products manufactured, sold, distributed or used by or on behalf of the Former James Hardie Companies.
In addition, as part of the Proposal, the ACTU, UnionsNSW and a representative of Asbestos Diseases Groups have obtained the benefit of releases by James Hardie and other members of the James Hardie Group from civil liability in connection with bans and boycott activities imposed in relation to James Hardie’s products.
The Releases do not affect the liability of any of the Former James Hardie Companies to compensate Claimants for Proven Claims, or any criminal liability which has arisen out of the Relevant Matters.
The rationale for these Releases, and the circumstances in which certain of the extinguished civil liabilities may be revived, are set out in Sections 9.2 and 9.3.3.
James Hardie Industries 79

PART C – DETAILS OF THE PROPOSAL
9.2 RATIONALE FOR RELEASES
The primary rationale for the releases in relation to Relevant Matters is to enable the released persons to “put the past behind them”. If the releases were not provided, James Hardie faced the prospect of potentially being required to “pay twice” with respect to the asbestos-related liabilities of the Former James Hardie Companies.
James Hardie, the Former James Hardie Companies and their current and former directors, officers, employees, agents and advisers have received extensive negative publicity surrounding their involvement in the Relevant Matters. The Relevant Matters were investigated in detail by the Jackson Commission. Although the Jackson Commission made a number of adverse findings in relation to the conduct of particular officers of ABN 60 (as summarised in Part B, Section 4.3), the Jackson Commission also found that:
>	the establishment of the MRCF and the establishment of the ABN 60 Foundation were legally effective;
–	any asbestos-related liabilities remained with Amaca, Amaba or ABN 60 (as the case may be), and that no significant liabilities for those claims could likely be made directly against James Hardie or any of the other entities in the James Hardie Group;

–	the causes of action which the MRCF, or Amaba or Amaca might have against the James Hardie Group, their officers and advisers were unlikely to result in any significant increase in the funds of Amaba, Amaca or the MRCF; and

–	Commissioner Jackson described some of the potential claims against James Hardie, its officers and advisors as “speculative”.
However, the Jackson Commission was not a court and, as a result, its findings are not legally binding. It is possible that a court could come to one or more different conclusions in relation to the matters investigated by the Jackson Commission. As a result, the Jackson Commission did not definitively resolve the uncertainty regarding the potential causes of action that might be brought against James Hardie or its associated persons.
In seeking to include releases from civil liability within the scope of the Proposal, James Hardie considered:
>	that James Hardie’s shareholders could not reasonably be expected to approve a proposal which required James Hardie and the Performing Subsidiary to voluntarily assume material funding obligations, if, at the same time, the James Hardie Group faced uncertainty in relation to potential civil liabilities arising from historic transactions and events which the proposal sought to resolve;

>	that it was not appropriate for James Hardie to be required to “pay twice” nor for Claimants to be entitled to recover twice, in respect of the same set of circumstances;

>	that the releases benefit both the James Hardie Group and Claimants by reducing the prospect of the boards and management of James Hardie being diverted or distracted by having to defend or pursue litigation with respect to the Relevant Matters. Such litigation would be likely to be time consuming and costly for all parties, and could materially adversely affect the Free Cash Flow (and could affect the potential funding to be paid to the Trustee under the Proposal); and

>	while James Hardie may itself have causes of action against third parties in respect of the Relevant Matters or bans and boycotts imposed prior to the signing of the Final Funding Agreement with respect to James Hardie products, the Proposal should result in all parties, including such third parties, being able to “put the past behind them”.
The releases are not absolute for James Hardie Group members, in that released liabilities may be revived in certain circumstances. See Section 9.3.3.
The releases extend to current and former directors, officers, employees, agents and advisers of members of the James Hardie Group and the Former James Hardie Companies. In the absence of the releases applying to such persons, any civil liability of such persons could ultimately be borne by the James Hardie Group if the person incurring the civil liability is entitled to be indemnified in respect of such liability from a member of the James Hardie Group. For example, the directors and officers of the James Hardie Group and the Former James Hardie Companies are each entitled to the benefit of indemnities from certain of those companies with respect to certain civil liabilities.
The Release Legislation also releases the James Hardie Group and the Former James Hardie Companies from civil liabilities in respect of asbestos-related pure economic loss or loss of property. In agreeing to such releases, the NSW Government and James Hardie are seeking to ensure that funding be made available under the Proposal and that the assets of the Former James Hardie Companies are preserved for the purpose of satisfying Australian personal injury-based asbestos-related liabilities of the Former James Hardie Companies and associated costs, in preference to other types of claims which may be made against those entities.
9.3 SCOPE OF RELEASES FOR RELEVANT MATTERS AND ECONOMIC LOSS
The releases in favour of James Hardie Group members, the Former James Hardie Companies, and persons associated with them are principally set out in legislation passed by the NSW Parliament and contained in the James Hardie (Civil Liability) Act 2005 (NSW) and the James Hardie (Civil Penalty Compensation Release) Act 2005 (NSW) (together, the “Release Legislation”).
80 James Hardie Industries

PART C – DETAILS OF THE PROPOSAL
9.3.1 What is released?
The Release Legislation extinguishes any civil liability of:
>	any member of the James Hardie Group, the Former James Hardie Companies and their respective current and former directors, officers, employees, agents and advisers arising in respect of their involvement in Relevant Matters; and

>	James Hardie, members of the James Hardie Group and the Former James Hardie Companies for certain claims for economic loss or loss of property arising out of asbestos or asbestos products manufactured, sold, distributed or used by or on behalf of the Former James Hardie Companies.
The term “civil liabilities” is not defined in the Release Legislation and therefore bears its ordinary meaning under Australian law. When introducing the Release Legislation into the NSW Parliament, the NSW Attorney-General stated that the legislation was intended to extinguish liabilities for civil penalties for which a compensation order may be imposed under the Corporations Act 2001 (Cth), but it was not intended to release the released persons from any other kind of civil penalty orders that may be imposed (including any liabilities for fines, orders banning individuals from being directors, or court declaration that a contravention of a civil penalty provision has occurred). The maximum fine payable under a civil penalty order is A$220,000 for an individual and A$1.1 million for a corporation.
Relevant Matters comprise anything done or omitted to be done in connection with any of the following:
>	the establishment and underfunding or funding of the MRCF and the 2001 Reorganisation, including announcements or other representations made in relation to the effect or consequences of the establishment or funding;

>	the transfer of assets from ABN 60 to James Hardie, the establishment of the ABN 60 Foundation and the ABN Foundation Trust, and the allotment of shares in ABN 60 to the ABN 60 Foundation;

>	the corporate reorganisation of the Former James Hardie Group between August and October 2001, including without limitation the scheme of arrangement approved by the NSW Supreme Court in October 2001 under which James Hardie became the holding company for the James Hardie Group, and any announcement or other representations made in relation to the effect or consequences of that scheme;

>	the entry into the 2001 Deed of Covenant and Indemnity and the 2003 Deed of Covenant and Indemnity and all amendments relating to those deeds;

>	the issue by ABN 60 of shares (including partly paid shares) in ABN 60 to James Hardie and the cancellation of those shares in March 2003;

>	the transfers of assets, and the dividends and management fees paid, by the Former James Hardie Companies (as described in Part 3 of the report of the Jackson Commission); and

>	the negotiation of, and entry into, the Heads of Agreement, the Final Funding Agreement or any Related Agreement.
The Release Legislation also extinguishes any civil liability of each Former James Hardie Company and each member of the James Hardie Group in respect of Asbestos Harm to the extent it is a liability for economic loss, other than economic loss resulting from or attributable to personal injury or death. For this purpose, Asbestos Harm is any damage or loss sustained by any person (including damage to or loss of property) arising from exposure to, or the presence of, any asbestos or asbestos products that were mined, manufactured, sold, distributed or used by or on behalf of a Former James Hardie Company.
9.3.2 Exclusions
The following matters are specifically excluded from the scope of the extinguishment of liability:
>	any civil liability incurred by a party to the Heads of Agreement, the Final Funding Agreement or a Related Agreement to another party to the agreement where that liability arises under or in relation to the agreement or in connection with the negotiation of, or entry into, any of those agreements;

>	any civil liability incurred by an adviser or agent of James Hardie in connection with the negotiation of, or entry into, the Heads of Agreement, the Final Funding Agreement or any Related Agreement;

>	any civil liability in respect of which proceedings were pending before a court or other tribunal immediately prior to 1 December 2005 (James Hardie is not aware of any such proceedings); or

>	any civil liability of persons who have a concurrent liability with a person whose liability is extinguished under the Release Legislation. For example, if another manufacturer of asbestos products and a Former James Hardie Company were concurrently liable in relation to any of the matters the subject of the Release Legislation, that manufacturer’s liability would not be affected.
The NSW Government has agreed that it will not introduce legislation which denies the James Hardie Group the benefit of, or derogates from, the releases and extinguishments set out in the Release Legislation. For further details, see Section 7.
James Hardie Industries 81

PART C – DETAILS OF THE PROPOSAL
9.3.3 Potential for certain civil liabilities to be revived
The extinguishment of civil liabilities contained in the Release Legislation operates from the date of assent of that legislation, being 2 December 2005. However, under the Release Legislation, such liabilities may be revived in certain circumstances in relation to persons other than individuals (natural persons).
In recognition of these factors, both James Hardie and the NSW Government have agreed that James Hardie should not be subject to uncertainty regarding the potential for civil liability in relation to the Relevant Matters while James Hardie and the Performing Subsidiary continue to perform their material obligations under the Final Funding Agreement. This conditionality in the scope of the releases is reflected in the Release Legislation, on the basis that (as described further below) any civil liabilities of members of the James Hardie Group, Former James Hardie Companies and other non-natural persons that are extinguished under the Release Legislation, can be revived if James Hardie or the Performing Subsidiary commits and fails to remedy specified material breaches of the Final Funding Agreement.
The Release Legislation authorises the responsible NSW Minister to declare, by order published in the government gazette (a “reviving order”), that specified civil liability, or a specified class of civil liability, previously extinguished by the operation of the Release Legislation is revived on a day specified in the order.
A reviving order may be issued at any time. However, it may not be issued if the making of the order would constitute a breach by the NSW Government of the terms of the Final Funding Agreement or a Related Agreement.
Under the Final Funding Agreement, the NSW Government may only revive an extinguished civil liability in one of the following circumstances:
>	the Performing Subsidiary is in breach of any obligation to make a Funding Payment under the Final Funding Agreement and the breach has not been remedied within three months of the Payment Date for that Funding Payment;

>	James Hardie is in breach of the Clause 7 Restrictions (see Sections 4, 5 and 6) and the breach has not been remedied within a reasonable period (of not less than three months) of James Hardie having received a notice from the NSW Government that it believes that the restriction on Specified Dealings has been breached. This three month remedy period is, however, only available if James Hardie had previously notified the NSW Government that the relevant Specified Dealing did not qualify for any of the exemptions described in Section 4.2; or

>	James Hardie is and remains in breach of the Clause 7 Restrictions (see Sections 4, 5 and 6), James Hardie has not given a notice to the NSW Government in respect of that breach, and the NSW Government has given James Hardie at least 30 days notice that the suspension will apply.
An exercise of the power to make a reviving order in a manner that breaches the Final Funding Agreement or a Related Agreement may render the NSW Government liable to pay damages to James Hardie or the Performing Subsidiary.
A reviving order operates to revive the extinguished civil liability on the day specified in the order. The Release Legislation requires the responsible NSW Minister to revoke a reviving order as soon as is reasonably practicable after the Minister becomes aware of the cure of the breach or breaches of the Final Funding Agreement by another party to the agreement that occasioned the reviving order. More than one reviving or revoking order may be made under the Release Legislation.
If an extinguished civil liability is revived:
>	the civil liability is taken for all purposes never to have been extinguished and is enforceable by any person for whose benefit the liability accrues. Any limitation period applicable to a cause of action for the liability is deemed to have stopped running on the day on which the liability was extinguished and to have recommenced on the day on which the liability is revived. Any revoking order will not affect proceedings which were commenced before a court or other tribunal while the liability was revived, if those proceedings are still pending immediately before the publication of the revoking order; and

>	a claim against a Former James Hardie Company in respect of the liability must be paid by that company notwithstanding that the company has been placed into a statutory form of liquidation under which only certain claims against the company are permitted to be paid (see Section 2.9.3).
If the Proposal is not approved by Shareholders or if it is otherwise not implemented for any reason, it is likely that the responsible NSW Minister would seek to exercise the powers described above to revive the released civil liabilities. For further information, see Part E, Section 6.
9.4 OTHER RELEASES
In addition to the releases set out in the Release Legislation, various parties to the negotiations that led to the Heads of Agreement and the Final Funding Agreement are entitled to the benefit of releases under the terms of the following deeds:
>	the NSW Government Deed of Release; and

>	the Unions’ Deed of Release in favour of the ACTU, UnionsNSW, a representative of Asbestos Diseases Groups, and others associated with such persons in connection with (among other matters) bans and boycotts imposed against the James Hardie Group.
82 James Hardie Industries

PART C — DETAILS OF THE PROPOSAL
9.4.1 NSW Government Deed of Release
In addition to the releases provided under the Release Legislation, the NSW Government has given a contractual release in favour of each of James Hardie, each other member of the James Hardie Group, the Former James Hardie Companies and each of their respective past and present directors, officers, employees, advisers or agents from any civil liability relating to or arising out of any of the Relevant Matters. Under the NSW Government Deed of Release, the NSW Government releases these persons to the maximum extent permitted by law (but without requiring any further act by the NSW Government).
Each release given under the NSW Government Deed of Release in favour of a natural person is absolute, unconditional and irrevocable. Each release given under the NSW Government Deed of Release in favour of James Hardie, each member of the James Hardie Group or the Former James Hardie Companies, or any adviser or agent of the foregoing who is not a natural person shall be suspended while:
>	the Performing Subsidiary remains in breach of any obligation to make a Funding Payment under the Final Funding Agreement and that breach remains unremedied for at least three months; or

>	James Hardie is in breach of the Clause 7 Restrictions (see Sections 4, 5 and 6) if James Hardie has received a valid notice of such breach and the breach is not remedied within a reasonable period of James Hardie receiving such notice.
9.4.2 Unions’ Deed of Release
Under the Unions’ Deed of Release, James Hardie releases the ACTU (and each union affiliated to the ACTU and each of its and their officers, members and employees), UnionsNSW (and each union affiliated to UnionsNSW and each of it and their officers, members and employees), Mr Bernie Banton (“Banton”) (and each of the Asbestos Diseases Groups) from any or all civil liability the person has or may have arising from or relating to the underfunding of the MRCF, the Jackson Commission, all Relevant Matters or any bans, boycotts or other actions in place as a result of the Relevant Matters on any products manufactured, distributed or sold by a James Hardie Group member.
However, the release does not extend to any ban or boycott to the extent that it is put in place after 1 December 2005, or persists or continues in place on or after 1 January 2006.
Nothing in the Unions’ Deed of Release is to be taken as an admission by any of ACTU, UnionsNSW or Banton of any role in organising or procuring any unlawful action.
From 1 December 2005, each of the ACTU, UnionsNSW and Banton has agreed to use best endeavours to achieve the lifting of all bans or boycotts on any products manufactured, produced or sold by any member of the James Hardie Group. The endeavours required of the ACTU, UnionsNSW and Banton are limited by the extent to which individuals and organisations which may have imposed those bans or boycotts can be influenced by ACTU, UnionsNSW or Banton using their best endeavours to achieve the lifting of such bans or boycotts.
The obligation to use best endeavours to achieve the lifting of bans or boycotts continues while ever any bans or boycotts remain in place, except that the obligation will be suspended during any period in which James Hardie is in breach of its obligations under the Final Funding Agreement and that breach has not been remedied.
10. FUNDING FOR MEDICAL RESEARCH AND EDUCATION CAMPAIGN
10.1 INTRODUCTION
In addition to the A$3 million of medical research funds allocated to the MRCF on its establishment in 2001, and the ongoing medical testing of current and former employees in Australia and New Zealand who had been involved in the production of asbestos products produced by the Former James Hardie Companies and Studorp Limited, James Hardie has agreed to fund additional initiatives as part of the Proposal.
10.2 MEDICAL RESEARCH FUNDING
James Hardie will provide A$500,000 per annum for a period of 10 years for the purpose of medical research into the prevention, treatment and cure of asbestos disease.
At any time after the end of the 10 year period, James Hardie may elect to terminate the medical research funding. In this case, any resulting surplus funds will be paid to one or more medical research institutions agreed between James Hardie and the NSW Government which are of good repute and which conduct medical research into the diagnosis and treatment of asbestos diseases (and on such terms as James Hardie may consider reasonable to ensure that such funds are only expended on such medical research into asbestos diseases).
10.3 EDUCATION CAMPAIGN
James Hardie has also agreed to contribute A$75,000 per annum for a period of 10 years towards an education campaign for the benefit of the Australian public on the dangers of asbestos. This campaign will be administered by a committee of representatives from James Hardie, the NSW Government, the ACTU and any other person who has committed a minimum of A$50,000 per annum to the education campaign. The parties propose to seek similar funding from Australian state and territorial governments and the Australian Government, insurers and other companies with asbestos liabilities to coordinate an Australia-wide campaign.
James Hardie Industries   83

PART C — DETAILS OF THE PROPOSAL
11. CONDITIONS TO IMPLEMENTING THE PROPOSAL
11.1 INTRODUCTION
The Proposal will not be implemented unless all of the conditions precedent specified in the Final Funding Agreement (“Conditions”) are satisfied or waived by the parties. The Conditions, and the extent to which they have already been satisfied as of the date of this document, are described in the remainder of this Section 11.
11.2 CONDITIONS
11.2.1 Conditions that have already been satisfied
The Conditions to the implementation of the Proposal that have already been satisfied are:
>	enactment of the Transaction Legislation, Release Legislation and certain amendments to those acts;

>	engagement by the Trustee of the Approved Actuary on the terms contemplated in the Final Funding Agreement;

>	the Tax Conditions;

>	provision of the Independent Expert’s Report concluding that the Proposal is in the best interests of James Hardie and its enterprise as a whole; and

>	approval by the Initial Lenders of the James Hardie Group implementing the Final Funding Agreement;
11.2.2 Conditions which are yet to be satisfied
Apart from the condition of Shareholder approval, all of the other Conditions yet to be satisfied are within the control of the parties to the Final Funding Agreement. James Hardie has no reason to believe that such Conditions will not be satisfied.
The Conditions to the implementation of the Proposal that are yet to be satisfied are:
>	approval by Shareholders;

>	execution of the Related Agreements by all relevant parties, including the Trustee having become a party to the Final Funding Agreement in its capacity as trustee of the Discretionary Fund;

>	receipt of legal opinions by the NSW Government and James Hardie relating to the Shareholder approval process;

>	that all parts of the Transaction Legislation have come into force;

>	transfer of the shares in the Former James Hardie Companies to the Trustee;

>	confirmation by James Hardie to the NSW Government (without qualification) that it would not have breached the Clause 7 Restrictions (see Sections 4, 5 and 6) if those restrictions had been binding upon James Hardie for the period between 1 December 2005 (the date of signing the Original Final Funding Agreement) and the date of confirmation;

>	no adverse or discriminatory legislative action has been taken against any member of the James Hardie Group, the Trustee or the Former James Hardie Companies for the period between 1 December 2005 (the date of signing the Original Final Funding Agreement) and the date of confirmation; and

>	payment of the Initial Funding by the Performing Subsidiary to the Trustee.
11.3 TIMING
Subject to the Proposal being approved by Shareholders, it is currently expected that all of these steps will be completed on or around 7 February 2007, and that the Initial Funding will be paid shortly thereafter.
If the Conditions yet to be satisfied are not satisfied on or by 6 March 2007, or any later date as agreed in writing by James Hardie and the NSW Government, then the Final Funding Agreement may be terminated by any of the parties. In such circumstances, where practicable, the parties must negotiate in good faith for a period of up to one month to seek, on a bona fide basis, to agree to alternative arrangements in relation to any Condition or Conditions which have not been satisfied to enable such Condition(s) to be satisfied in an alternative manner, or agreed to be disregarded or no longer required.
For further details of the consequences of termination, see Section 8.
84   James Hardie Industries

Part D
Financial Impact
of the Proposal
James Hardie Industries   85

PART D — FINANCIAL IMPACT OF THE PROPOSAL
1. FINANCIAL IMPACT OF THE PROPOSAL
1.1 INTRODUCTION
This Part sets out the basis of accounting for the Proposal, the revised presentation of financial impact of the Proposal and an explanation of the ongoing impact on James Hardie’s financial statements.
1.2 ACCOUNTING FOR THE PROPOSAL
1.2.1 Consolidation of the Trustee and its subsidiaries by James Hardie
James Hardie currently consolidates all wholly-owned subsidiaries, majority-owned subsidiaries and any entity which it controls. It is also required to consolidate any “variable interest entities” under US GAAP. Whilst James Hardie will not own or otherwise have any legal interest in the Trustee, Amaca, Amaba or ABN 60 (the “AICFL Group”) it will be required to consolidate the AICFL Group as a variable interest entity on and from the Commencement Date.
The AICFL Group will be considered to be a variable interest entity because of James Hardie’s contractual and pecuniary interests in the Trustee. The Final Funding Agreement will result in James Hardie having a contractual liability to pay the Initial Funding and ongoing Annual Payments to the Trustee. These payments to the Trustee will result in James Hardie having a pecuniary interest in the Trustee. The interest will be considered variable because the potential impact on James Hardie will vary based upon the annual actuarial assessments by the Approved Actuary.
1.2.2 Initial accounting treatment of the Proposal
The requirement to consolidate the AICFL Group will result in the existing assets and liabilities of the AICFL Group being included in the James Hardie consolidated financial results. The AICFL Group’s assets are expected to primarily consist of cash, short term investments and insurance receivables. The liabilities are expected to primarily comprise asbestos-related liabilities.
Upon consolidation of the AICFL Group by James Hardie, the AICFL Group’s cash assets will be shown as “restricted” in the James Hardie consolidated balance sheet because the Trustee can use that cash only for payments related to the settlement and administration of certain asbestos claims. Other assets held by the AICFL Group will also be restricted assets, and will be identified as such by footnotes relating to each relevant asset class. A restricted asset is one whose use is restricted for a specified purpose and cannot be used for any other purpose unless such restriction is removed.
It is also important to note that under the terms of the Final Funding Agreement, the asbestos-related liabilities of the Former James Hardie Companies may only be satisfied out of the assets of the AICFL Group. Each year, the asbestos-related liabilities will be settled out of the existing assets of the AICFL Group. In accordance with the terms of the Final Funding Agreement, these assets will be replenished by James Hardie, and become available to the Trustee for settlement of asbestos-related liabilities over time, subject to the Annual Cash Flow Cap as described in Part C, Section 3.
1.2.3 Initial asbestos provision
In its consolidated financial statements for the year ended 31 March 2006, James Hardie recognised a provision for asbestos-related payments. The provision was recorded because at this point in time it was considered that the potential liability had met the US GAAP requirements of being probable and reasonably estimable. The provision at 31 March 2006 was based on information available at 31 March 2006 and the assumption that the Final Funding Agreement will be implemented and was made up of the following elements:
>	KPMG Actuaries’ central estimate - KPMG Actuaries’ central estimate of the asbestos-related personal injury liabilities of the Former James Hardie Companies, net of insurance recoveries after allowing for the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 (NSW) applying in NSW only, as set out in the KPMG Actuarial Report dated 31 March 2006. This liability and the expected insurance recoveries were recorded on an undiscounted basis due to the inherent uncertainty involved in the timing and amounts of the net cash outflows for asbestos-related payments. The impacts of inflation and superimposed inflation and expected insurance recoveries were excluded from the liability as they are not reasonably estimable over a long term basis;

>	Future costs expected to be incurred by the Trustee — James Hardie provided for future costs in the period covered by the KPMG Actuarial Report (as at 31 March 2006) expected to be incurred by the Trustee which are directly related to the handling of claims. These are administrative and other operating costs of the Trustee;

>	Existing assets of the Trustee - These assets consist of cash and short term investments adjusted for claims settled at 31 March 2006;

>	Reserve for insurance/other recoveries - There are various insurance policies and insurance companies with exposure to the asbestos claims. The insurance receivables included in the net asbestos provision determined by KPMG Actuaries reflect the recoveries expected from all such policies based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. James Hardie’s policy is to record a receivable only for insurance recoveries that are probable. In this regard, James Hardie has made a further reserve to allow for non recovery from insurance policies where there is insufficient current evidence available to support the probability of recovery; and

>	Estimated tax benefit - It was assumed that all payments made by James Hardie to the Trustee would be tax deductible and the Trustee would be exempt from tax. Accordingly, a deferred tax asset (“DTA”) was calculated as 30% of the expected future payments made by James Hardie to the Trustee under the Original
86   James Hardie Industries

PART D — FINANCIAL IMPACT OF THE PROPOSAL
Final Funding Agreement based upon the Australian current corporate statutory tax rate. The provision recorded at 31 March 2006 (and subsequently adjusted at 30 September 2006) took account of this tax deductibility. This treatment is deemed appropriate on the basis that it is more likely than not that James Hardie will be able to realise the full tax benefit by generating sufficient taxable income within its Australian tax group to offset the expected amount of such payments.
US GAAP required that, although the above elements were to be considered in arriving at the estimated provision, the provision itself should be presented in the consolidated financial statements as a net figure until the conditions precedent to the Original Final Funding Agreement were fulfilled. The net provision recorded by James Hardie at 31 March 2006 was A$1.0 billion (US$715.6 million). If the Final Funding Agreement becomes effective, instead of showing a single figure for the provision, James Hardie will be required to present separately the elements of the provision in its consolidated financial statements.
1.2.4 Adjustments to the initial asbestos provision
The provision recognised by James Hardie in its consolidated financial statements for the year ended 31 March 2006 was based on estimates at 31 March 2006. Since that date the following adjustments have been made to the provision:
ASBESTOS PROVISION

	A$	US$
	Millions	Millions

As at 31 March 2006	1,000	716
Effect of foreign exchange		32
Updated actuarial estimate (net of 30% tax)	29	22
Reduction in AICFL Group assets due to payments made during 6 months (net of 30% tax)	27	20

Provision disclosed in 30 September 2006 financial statements	1,056	790

Note:
1.	Translation of net asbestos provision as at 31 March 2006 into US dollars using the spot exchange rate applicable on 31 March 2006 of A$1.00:US$0.7156. All other items translated into US dollars using the spot exchange rate applicable on 30 September 2006 of A$1.00:US$0.7482.
These adjustments are described in more detail below:
Effect of foreign exchange on asbestos provision
In its results for the six months to 30 September 2006, James Hardie recorded an expense of US$32.6 million relating to the US$ effect of foreign exchange on the asbestos provision denominated in A$. The exchange rate at that date was A$1.00:US$0.7482.
Updated actuarial estimate
James Hardie commissioned an updated estimate from KPMG Actuaries of the asbestos liabilities as at 30 September 2006. The following table shows the changes in the valuation.
CHANGE IN ACTURIAL CENTRAL ESTIMATE

A$ Millions

Asbestos-related liabilities at 1 April 2006 (discounted central estimate)	1,517
Unwind discount and deduction of expected net claims payments	6
Increase in claim numbers	63
Increase in nil settlement rate	(9)
Decrease in average claims cost	(50)
Emerging experience on reported claims	(15)
Claims inflation	43
Net increase in actuarial estimate	38

Actuarial Central Estimate at 30 September 2006	1,555

James Hardie Industries   87

PART D — FINANCIAL IMPACT OF THE PROPOSAL
Reduction in MRCF assets
In the six month period since the 31 March 2006 valuation, the MRCF has continued to make payments to claimants. These payments have reduced the value of the assets to be transferred to the Trustee on implementation of the Final Funding Agreement. It is anticipated that the actual value of the assets transferred will be reduced further in the period between 30 September 2006 and the Commencement Date.
Existing Asbestos Provision
The reconciliation from KPMG Actuaries’ discounted central estimate to the current estimate of future asbestos-related liabilities is as follows:
RECONCILIATION OF NET ASBESTOS PROVISION TO ACTUARIAL CENTRAL ESTIMATE

	A$	US$[1]
	Millions	Millions

KPMG Actuaries’ discounted central estimate	1,555	1,163
Less: Impact of inflation	(1,727)	(1 ,292)
Plus: Impact of discounting	1,614	1,208
Plus: Liability for administrative and other operating costs of the Trustee	68	51
Less: Existing assets of AICFL Group	(33)	(25)
Plus: Additional reserve for insurance/other recoveries	31	23
Less: Estimated tax benefit at 30%	(452)	(338)

Net asbestos provision in 30 September 2006 financial statements	1,056	790

Note:
1.	Reconciliation of net asbestos provision to actuarial central estimate have been translated into US dollars using the spot exchange rate applicable on 30 September 2006 of A$1.00:US$0.7482.
1.2.5 Payment to the Asbestos Injuries Compensation Fund on the Commencement Date
On the Commencement Date, the Performing Subsidiary will pay the Initial Funding to the Trustee. The basis upon which this payment has been calculated is set out below.
PAYMENTS TO THE TRUSTEE ON COMMENCEMENT DATE

A$
Millions

Discounted central estimate valuation for 2 1/2 years to 31 March 2009	200
Buffer	112
Year 3 discounted payment	85
Estimated Asbestos Injuries Compensation Fund operating expenses in 6 months to 31 March 2007	3
Estimated assets to be contributed by the AICFL Group as at 30 September 2006	(27)
Part prepayment of payment due on 1 July 2007	8

James Hardie payment on Commencement Date	184

Note:
1.	The amount of Discounted Central Estimate Valuation is based on the actuarial assessment of expected claims for the 21/2 years ending 31 March 2009 contained in the KPMG Actuarial Report.
88   James Hardie Industries

PART D — FINANCIAL IMPACT OF THE PROPOSAL
1.2.6 Explanation of ongoing accounting treatment of the Proposal
The consolidation of the AICFL Group will continue to have a significant impact upon James Hardie’s consolidated financial statements on an ongoing basis.
The James Hardie consolidated balance sheet will include the assets and liabilities of the AICFL Group. The assets of the AICFL Group are expected to primarily include cash and short-term investments. The main liabilities are expected to comprise asbestos-related liabilities. The net assets of James Hardie will fluctuate with changes in payments to asbestos claimants compared to previous year provisions and changes in actuarial estimates of the cost of future gross claims, net of expected insurance recoveries and tax.
The James Hardie consolidated income statement will include the income and expenses of the AICFL Group. The consolidated income statement will reflect interest and other investment income, changes in the A$ asbestos provision (being changes in both settled claims between the original estimate and the actual payment and future claims between the latest estimate and the previous estimate) and the impact on the value of the liability of movements in the A$/US$ exchange rate.
The income statement will also reflect the income tax charge/benefit relating to the above income/expenses. The income tax charge will also reflect the outcome of the periodic determination by the company of whether it is appropriate to record/adjust any valuation allowance against the DTA relating to the ability or otherwise of the Australian tax group to generate sufficient taxable income to benefit from the tax deductibility of payments made to the Trustee. This determination will be influenced by such factors as the historic earnings of the company in Australia, anticipated changes in company strategy and local economic conditions.
Changes in the A$ asbestos-related liabilities from period to period will be primarily caused by the following changes in:
>	estimates of future costs per claim (excluding inflation);

>	estimates of the number of future claims; and

>	the determined appropriate method of calculating the provision.
Any payment by James Hardie to the Trustee will represent an operating cash outflow as it will relate to the use of unrestricted cash. For the purposes of the consolidated statement of cash flows, restricted cash will not be included within cash and cash equivalents in the statement of cash flows. Similarly a change in the restricted cash will not be shown as a cash flow. For example, any payments by the AICFL Group to asbestos claimants will be shown as a reduction in restricted cash in the balance sheet but not as a cash payment in the statement of cash flows as the payment will be from restricted cash.
James Hardie plans to provide significant ongoing disclosure in relation to changes in the asbestos-related liabilities and related items in its quarterly accounts. This disclosure is expected to include the following:
>	details of the components of the asbestos expense;

>	a reconciliation of the asbestos-related liabilities from one period to the next including the amount of payments made by the AICFL Group to asbestos claimants;

>	the number of claims pending by country;

>	the number of claims filed, dismissed, settled or otherwise resolved by country;

>	average cost per claim settled; and

>	the amount of tax benefit and insurance recoveries recognised on an ongoing basis.
James Hardie plans to provide the following disclosure in relation to changes in the asbestos-related liabilities and related items in its annual accounts (in addition to the quarterly information above):
>	a reconciliation from the discounted central estimate as determined by the Approved Actuary to the net asbestos provision as recorded by James Hardie; and
>	a calculation of the Annual Cash Flow Cap in relation to payments made by James Hardie to the Trustee.
Furthermore, James Hardie will provide a Management Discussion and Analysis (“MD&A”) on a quarterly basis distinguishing between the financial results of the fibre cement and any other operating businesses and the asbestos-related impacts.
The following paragraphs provide more detail on the impact of the Proposal on individual items within the James Hardie consolidated financial statements and examples of additional disclosures that James Hardie intends to provide.
1.2.6.1 Consolidated statement of financial position
Asbestos Liabilities
The Approved Actuary will reassess its actuarial estimate of the asbestos-related personal injury liabilities of the Former James Hardie Companies on 31 March of each year. James Hardie will reflect changes in these estimated liabilities in its financial statements. James Hardie will not reassess the actuarial valuation on a quarterly basis unless certain interim trends indicate a need to do so but will provide an update as to any potential trends, positive or negative, in asbestos claims settlement experience.
James Hardie anticipates that changes in these asbestos-related personal injury liabilities may be caused by the following changes in:
>	the underlying claims cost drivers, such as nil settlement rates, peak year of claims, past history of claim numbers by type of disease, average settlement rates, current number of claims and average defence and plaintiff legal costs and macroeconomic factors, such as inflation; and
>	actuarial estimates due to outcomes of events not yet occurred including medical and epidemiological developments, jury decisions, court interpretations, legislative changes, public attitudes and potential liabilities arising from asbestos products already in situ (third wave exposures).
Any changes in the asbestos-related personal injury liabilities due to changes in the actuarial estimates will be reflected in the consolidated income statement during the
James Hardie Industries   89

PART D — FINANCIAL IMPACT OF THE PROPOSAL
year in which the changes occur. James Hardie will also be exposed to foreign currency translation risk as the asbestos-related liabilities will be Australian dollar-denominated and will be subject to translation into US dollars at each reporting date (quarterly and annually). Any changes in the asbestos-related liabilities as a result of changes in the foreign exchange rate between the Australian and US dollars will be reflected in consolidated operating income.
The following table is an example of the type of disclosure James Hardie intends to provide in relation to the components of the changes in the asbestos-related liabilities:
CHANGE IN ACTUARIAL CENTRAL ESTIMATE

Asbestos-related liabilities at 1 April (year)
Increase/(decrease) in claim numbers
Decrease/(increase) in nil settlement rate
Increase/(decrease) in average claims cost
Emerging experience on reported claims
Decrease/(increase) “by-claim” recovery rate
Decrease/(increase) settlement pattern
Net increase/(net decrease) in actuarial estimate
Payments to claimants
Increase/(decrease) due to foreign currency translation

Asbestos-related liabilities at 31 March (year +1)

Insurance receivables
James Hardie, in conjunction with the Approved Actuary, will continue to assess the probability of realisation of potential insurance recoveries on an ongoing basis. As James Hardie’s view on the probability of realisation of these recoveries changes, the quantum of insurance receivables reflected in the consolidated balance sheet will change and an asbestos expense/credit will be reflected in the consolidated financial statements. James Hardie expects that changes in the assessment of the probability of insurance recoveries from period to period will be caused by changes in the assessment of insurers’ financial solvency and agreements as to whether insurers have responsibility for particular insurance claims.
James Hardie will also be exposed to translation risk as the insurance receivables will be Australian dollar denominated and thus subject to translation into US dollars at each reporting date (quarterly and annually). Any changes in insurance receivables as a result of changes in the foreign exchange rate between the Australian and US dollars will be reflected as part of consolidated operating income.
The following table is an example of the type of disclosure James Hardie intends to provide in relation to the reconciliation of the insurance receivables:
RECONCILIATION OF INSURANCE RECEIVABLES

Insurance recovery receivable at 1 April (year)
Insurance recoveries (including commutations) received
Changes in estimates of recoveries
Foreign currency translation

Insurance recovery receivable at 31 March (year +1)

Asbestos provision (asbestos liabilities less insurance receivables)
The following table is an example of the type of disclosure James Hardie intends to provide in relation to the reconciliation of the discounted central estimate as calculated by the Approved Actuary and the asbestos provision as calculated by James Hardie:
RECONCILIATION OF THE DISCOUNTED CENTRAL ESTIMATE

Central Estimate at 31 March
Less: Impact of inflation
Add: Impact of discounting
Add: Additional reserve for insurance recoveries

Asbestos provision at 31 March

90   James Hardie Industries

PART D — FINANCIAL IMPACT OF THE PROPOSAL
Restricted cash and cash equivalents
Cash and cash equivalents of the AICFL Group will be reflected as restricted assets, as these assets will be restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICFL Group. The restricted cash and cash equivalents of the AICFL Group will fluctuate from time to time based on the following:
>	receipt of Annual Payments from James Hardie under the Final Funding Agreement;

>	payments by the AICFL Group in settlement of asbestos claims and related legal costs;

>	receipt of insurance recoveries (including commutations) from insurers and other third parties;

>	payment of administrative and other operating costs of the AICFL Group;

>	interest and other investment income earned on restricted assets;

>	purchase/sale of non-cash investments; and

>	movements due to changes in the Australian dollar and US dollar exchange rate.
The following table is an example of the type of disclosure James Hardie intends to provide in relation to components of the changes in the restricted cash assets.
FLUCTUATIONS IN RESTRICTED CASH ASSETS

Restricted cash assets at 1 April (year)
Receipt of annual payment from James Hardie
Payments to claimants
Insurance recoveries (including commutations) received
Payments for administration and operating costs
Interest and investment income received
Purchase/sale of non-cash investments
Foreign currency translation

Restricted cash assets at 31 March (year +1)

Other assets
Other assets of the AICFL Group such as fixed assets, short term investments and insurance receivables will be disclosed by way of footnote.
Deferred tax asset
All payments made by James Hardie to the Trustee will be tax deductible and the Trustee is not expected to pay tax. Accordingly, a DTA will be calculated at 30% of the expected future payments made by James Hardie to the Trustee under the Final Funding Agreement based upon the Australian current corporate statutory tax rate. James Hardie is allowed to record a tax benefit only to the extent that the realisation of such benefit is more likely than not. In James Hardie’s situation, in order to obtain the tax benefit from the payments to the Trustee, there will need to be sufficient taxable income in its Australian tax group to offset the expected amount of such payments. Based on the information currently available to the company, no valuation allowance has been deemed necessary. This requirement will be reviewed at each period end based on updated forecasts for Australian taxable income.
1.2.6.2 Consolidated Income Statement
Asbestos expense
The consolidated income statement will include a specific line item for asbestos expense. The components of this income statement line item will be detailed in a footnote as illustrated below:
ASBESTOS EXPENSE

Net increase/(decrease) in actuarial estimate
Changes in estimates of recoveries
Foreign currency translation

Asbestos expense for year ending 31 March (year)

James Hardie Industries   91

PART D — FINANCIAL IMPACT OF THE PROPOSAL
Income tax expense
The income statement will include the income tax charge/ benefit arising from the asbestos expense together with the effect of any changes in the valuation allowance associated with the deferred tax asset arising on the recording of the asbestos provision.
1.2.6.3 Consolidated statement of cash flows
Payments made by James Hardie to the Trustee will be included within operating cash flows in the consolidated statement of cash flows. For the purposes of the consolidated statement of cash flows, restricted cash will not be included within cash and cash equivalents in the statement of cash flows. Similarly a change in the restricted cash will not be shown as a cash flow. For example, any payments by the AICFL Group to asbestos claimants will be shown as a reduction in restricted cash in the statement of financial position, but not as a cash payment in the statement of cash flows as the payment will be from restricted cash.
James Hardie will disclose in a footnote to the consolidated statement of cash flows the amount paid by James Hardie to the Trustee with a comparison to the Annual Cash Flow Cap for that payment. James Hardie will also disclose the calculation of the Annual Cash Flow Cap in relation to the following year’s annual payment.
ANNUAL CASH FLOW CAP
Prior year operating cash flow (US$ million)
Annual Cash Flow Cap %
Annual Cash Flow Cap (US$ million)
Exchange rate (US$:A$)

Annual Cash Flow Cap (A$ million)

1.3 TAXATION IMPLICATIONS
The taxation treatment of the proposal is summarised as follows:
>	James Hardie has received a private ruling from the ATO confirming that payments made by it to the Trustee will be tax deductible in Australia. Section 40-880 of the Income Tax Assessment Act 1997 (Cth) provides that qualifying capital expenditure can only be deducted over a period of five income years starting in the year in which it is incurred and is unable to be deducted wholly in the year in which it is incurred;
>	under US GAAP James Hardie is allowed to record a tax benefit to the extent that the realisation of this benefit is more likely than not. The realisation of this benefit will depend on James Hardie generating future taxable income in its Australian tax group sufficient to offset the tax deductions which will arise from the payments to the Trustee;
>	in preparing the revised presentation of financial information in Section 1.5, at this point James Hardie has assumed based on current forecasts that sufficient taxable income will be available in the Australian tax group and therefore that no valuation allowance is required;
>	the Trustee, Amaca and Amaba have applied for and received private rulings from the ATO which confirm all of the matters specified in paragraphs (ii) to (ix) of the definition of “Tax Conditions”; and
>	the current estimate of the expected future tax deductions arising from payments made by the performing subsidiary to the Asbestos Injuries Compensation Fund is US$338.6 million. This is based on James Hardie’s assessment of the future earnings of its Australian tax group. The review of this estimated future tax benefit at each balance sheet date could result in significant adjustments to James Hardie’s financial statements.
1.4 DISTRIBUTIONS TO SHAREHOLDERS
As James Hardie is a Dutch company, it is subject to Dutch corporate law and required to prepare its parent company accounts under Dutch GAAP. Dutch law allows a company to pay a dividend provided it has adequate distributable reserves (retained earnings). The amount of distributable reserves is calculated in the parent company accounts based upon Dutch GAAP.
The amount of distributable reserves recorded in the James Hardie parent company accounts may be adversely affected (that is, reduced) if James Hardie had to write down the carrying value of an investment in one of its subsidiary companies.
In relation to the Proposal, Dutch GAAP requires James Hardie to record such a write down only to the extent that it may be required to fund the losses of the Performing Subsidiary under the James Hardie Guarantee. If the Performing Subsidiary (or another company within the James Hardie Group) can fund such losses, the parent company is not required to record a write down in its investment in the subsidiary.
Provided that the fibre cement businesses operating in other subsidiaries within the James Hardie Group will provide the Performing Subsidiary with sufficient cash flow such that it will not be required to call on James Hardie for additional funds in order to make its required asbestos payments to the Trustee, there would be no adverse impact on the distributable reserves of James Hardie.
92   James Hardie Industries

PART D — FINANCIAL IMPACT OF THE PROPOSAL
James Hardie does not expect its distributable reserves under Dutch GAAP will be reduced by the Proposal and therefore James Hardie’s ability to make distributions to Shareholders is not expected to be reduced by the Proposal. Under Dutch GAAP, there is no necessity for the holding company to provide for excess liabilities within a subsidiary if that subsidiary can demonstrate the potential to provide ongoing positive earnings. As currently structured, the asbestos liability will be recorded within a subsidiary which also has substantial positive cash flows. Accordingly, no provision is required within the holding company which could reduce its distributable reserves.
1.5 REVISED PRESENTATION OF FINANCIAL INFORMATION
1.5.1 Basis of preparation of revised financial information
The unaudited consolidated revised financial information in Sections 1.5.2, 1.5.3 and 1.5.4 is presented to illustrate the impact on the consolidated financial statements of James Hardie of the Final Funding Agreement coming into effect as at and for the year ended 31 March 2006. The consolidated revised financial information is based on the audited consolidated financial statements for the year ended 31 March 2006 of James Hardie and the unaudited adjustments relating directly to the transactions arising from the Proposal and the adjustments made to the asbestos provision since 31 March 2006 (the “proposed adjustments”).
The revised financial information presented below has been prepared in accordance with James Hardie’s accounting policies, either existing or proposed, where existing policies do not address the relevant items, and are consistent with US GAAP. All the revised financial information below has been expressed in US dollars. Earnings (other than those reflected in the proposed adjustments) have been translated into US dollars using the average exchange rates in effect for the year to 31 March 2006. All assets and liabilities (other than those reflected in the proposed adjustments) have been translated into US dollars at the spot exchange rate applicable on 31 March 2006 of A$1.00:US$0.7156.
Column 1 shows the James Hardie consolidated financial information extracted from the audited financial statements for the year ended 31 March 2006. Column 2 shows the reversal of the asbestos provision at 31 March 2006. Column 3 shows the financial information excluding the impact of the asbestos provision. Column 4 shows the financial impact of the proposed adjustments as if the Proposal was implemented on 31 March 2006. Column 5 shows the revised presentation of the James Hardie consolidated financial information. All the proposed adjustments have been translated into US dollars using the spot exchange rate applicable on 30 September 2006 of A$1.00:US$0.7482.
The proposed adjustments whose financial impact is shown in columns 2 and 4 are set out below:
1.	Reversal of the net provision recognised in the 31 March 2006 consolidated financial statements of James Hardie
a.	As stated above, US GAAP required the recording of the provision on a net basis. Following the fulfilment of the conditions precedent of the Final Funding Agreement the provision will be presented in each of its constituent elements.
2.	Consolidation of the AICFL Group
a.	Recognition of asbestos-related liabilities of US$1,346.0 million, insurance receivables of US$243.3 million, restricted cash and cash equivalents of US$24.7 million, a liability for direct claims handling costs of US$50.6 million and a corresponding income statement asbestos expense of US$1,128.6 million. (It should be noted that these amounts are based on KPMG Actuaries’ report at 30 September 2006 and the unaudited management accounts of the companies in the AICFL Group at 30 September 2006).
3.	Tax impact of asbestos provision
a.	A DTA will be calculated as 30% of the expected future payments made by James Hardie to the Trustee under the Final Funding Agreement based upon the Australian corporate statutory tax rate.
4.	Funding payment made by James Hardie
a.	Initial Funding and first Annual Payment of US$137.9 million from James Hardie to the Asbestos Injuries Compensation Fund to be made under the Final Funding Agreement shown as a transfer out of cash and cash equivalents into restricted cash and cash equivalents.
James Hardie Industries   93

PART D — FINANCIAL IMPACT OF THE PROPOSAL
1.5.2 Consolidated Income Statement

US$ millions

						Revised
					Total	Presentation
	Audited	Reverse		Unaudited	proposed	(Unaudited)
	Year Ended	31 March 2006		31 March 2006	unaudited	Year Ended 31
	31 March 2006	provision		(excl. provision)	adjustments	March 2006

Net sales	$1,488.5	—		$1,488.5	—	1,488.5
Cost of goods sold	(937.7)	—		(937.7)	—	(937.7)

Gross profit	550.8	—		550.8	—	550.8
Selling, general and administrative expenses	(209.8)	—		(209.8)	—	(209.8)
Research and development expenses	(28.7)	—		(28.7)	—	(28.7)
SCI and other related expenses	(17.4)	—		(17.4)	—	(17.4)
Impairment provision	(13.4)	—		(13.4)	—	(13.4)
Asbestos provision	(715.6)	715.6	[1]	—	(1,128.6)[2]	(1,128.6)
Other operating (expense) income	(0.8)	—		(0.8)	—	(0.8)

Operating income	(434.9)	715.6		280.7	(1,128.6)	(847.9)

Interest expense	(7.2)	—		(7.2)	—	(7.2)
Interest income	7.0	—		7.0	—	7.0
Other (expense) income	—	—		—	—	—

Income from continuing operations before income taxes	(435.1)	715.6		280.5	(1,128.6)	(848.1)
Income tax expense	(71.6)	—		(71.6)	338. 6 [3]	267.0

Income from continuing operations	(506.7)	715.6		208.9	(790.0)	(581.1)

Discontinued operations:
(Loss) income from discontinued operations, net of income tax	—	—		—	—	—
(Loss ) gain on disposal of discontinued operations, net of income tax	—	—		—	—	—

(Loss) income from discontinued operations	—	—		—	—	—

Net income	$(506.7)	715.6		$208.9	(790.0)	(581.1)

Income per share — basic:
Income from continuing operations	$(1.10)	1.55		$0.45	(1.71)	$(1.26)
Income from discontinued operations	—	—		—	—	—

Net income per share — basic	$(1.10)	1.55		$0.45	(1.71)	$(1.26)

Income per share — diluted:
Income from continuing operations	$(1.10)	1.55		$0.45	(1.71)	$(1.26)
Income from discontinued operations	—	—		—	—	—

Net income per share — diluted	$(1.10)	1.55		$0.45	(1.71)	$(1 .26)

Weighted average common shares outstanding (Millions):
Basic	461.7	461.7		461.7	461.7	461.7
Diluted	461.7	461.7		461.7	461.7	461.7

Notes:
The following notes provide a detailed basis of preparation and references (where relevant) of the revised presentation of financial information provided above.
1.	Refer Section 1.5.1.1(a). Represents the reversal of the net asbestos provision recorded at 31 March 2006.
2.	Refer Section 1.5.1.2(a). Represents the recognition of asbestos-related liabilities (US$1,346.0 million), insurance receivables (US$243.3 million), the consolidation of the AICFL Group (US$24.7 million) and a liability for future direct claims handling costs (US$50.6 million).
3.	Refer Section 1.5.1.3(a).
94   James Hardie Industries

PART D — FINANCIAL IMPACT OF THE PROPOSAL
1.5.3 Consolidated Balance Sheet
US$ millions

				Total		Revised
		Reverse	Unaudited	proposed		Presentation
	Audited	31 March 2006	31 March 2006	unaudited		(Unaudited)
	31 March 2006	provision	(excl. provision)	adjustments		31 March 2006

ASSETS
Current assets:
Cash and cash equivalents	$315.1	—	$315.1	(137.9)[2]		$177.2
Restricted cash and cash equivalents - asbestos	—	—	—	162.6	[3]	162.6
Accounts and notes receivable, net of allowance for doubtful accounts	153.2	—	153.2	—		153.2
Inventories	124.0	—	124.0	—		124.0
Prepaid expenses and other current assets	33.8	—	33.8	—		33.8
Insurance receivable — asbestos	—	—	—	9.6	[4]	9.6
Deferred tax assets	30.7	—	30.7	11.3	[5]	42.0

Total current assets	656.8	—	656.8	45.6		702.4

Property, plant and equipment, net	775.6	—	775.6	—		775.6
Other assets	8.2	—	8.2	—		8.2
Non-current insurance receivable — asbestos	—	—	—	233. 7	[4]	233.7
Deferred income taxes	4.8	—	4.8	327.3	[5]	332.1

Total assets	$1,445.4	—	$1 ,445.4	606.6		$2,052.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$117.8	—	$117.8	—		$117.8
Current portion of long-term debt	121.7	—	121.7	—		121.7
Short-term debt	181.0	—	181.0	—		181.0
Accrued payroll and employee benefits	46.3	—	46.3	—		46.3
Accrued product warranties	11.4	—	11.4	—		11.4
Income taxes payable	24.5	—	24.5	—		24.5
Current portion of asbestos liability	—	—	—	61.4	[6]	61.4
Other liabilities	3.3	—	3.3	—		3.3

Total current liabilities	506.0	—	506.0	61.4		567.4

Deferred income taxes	79.8	—	79.8	—		79.8
Accrued product warranties	4.1	—	4.1	—		4.1
Non-current portion of asbestos liability	715.6	(715.6)[1]	—	1 ,335.2	[7]	1,335.2
Other liabilities	45.0	—	45.0	—		45.0

Total liabilities	1,350.5	(715.6)	634.9	1,396.6		2,031.5

Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised;
463,306,511 shares issued and outstanding at 31 March 2006	253.2	—	253.2	—		253.2
Additional paid-in capital	158.8	—	158.8	—		158.8
Retained earnings	(288.3)	715.6	427.3	(790.0)		(362.7)
Employee loans	(0.4)	—	(0.4)	—		(0.4)
Accumulated other comprehensive loss	(28.4)	—	(28.4)	—		(28.4)

Total shareholders’ equity	94.9	715.6	810.5	(790.0)		20.5

Total liabilities and shareholders’ equity	$1,445.4	—	$1 ,445.4	606.6		$2,052.0

Notes:
The following notes provide a detailed basis of preparation and references (where relevant) of the revised presentation of financial information provided above.
1.	Refer Section 1.5.1.1(a). Represents the reversal of the net asbestos provision recorded at 31 March 2006.

2.	Refer Section 1.5.1.4(a). Represents the initial cash funding to Asbestos Injuries Compensation Fund (US$137.9 million).

3.	Refer Section 1.5.1.2(a) and Section 1.5.1.4(a). Represents the consolidation of AICFL Group (US$24.7 million) and initial cash funding to Asbestos Injuries Compensation Fund (US$137.9 million).

4.	Refer Section 1.5.1.2(a). Represents the initial recording of insurance receivables: current insurance receivables (US$9.6 million) and non-current insurance receivables (US$233.7 million).

5.	Refer Section 1.5.1.3(a). Represents the initial recording of deferred tax assets: current deferred tax assets (US$11.3 million) and non- current deferred tax assets (US$327.3 million).

6.	Refer Section 1.5.1.2(a). Represents the initial recording of the current portion of asbestos liability (US$59.7 million) and the initial recording of the current portion of Asbestos Injuries Compensation Fund operating costs (US$1.7 million)

7.	Refer Section 1.5.1.2(a). Represents the initial recording of the non-current portion of asbestos liability (US$1,286.3 million) and the initial recording of the non-current portion of Asbestos Injuries Compensation Fund operating costs (US$48.9 million).
James Hardie Industries   95

PART D — FINANCIAL IMPACT OF THE PROPOSAL
1.5.4 Consolidated Statement of Cash Flows

US$ millions

						Revised
					Total	Presentation
	Audited	Reverse		Unaudited	proposed	(Unaudited)
	Year Ended	31 March 2006		31 March 2006	unaudited	Year Ended
	31 March 2006	provision		(excl. provision)	adjustments	31 March 2006

Cash flows from operating activities:
Net income	$(506.7)	715. 6	[1]	$208.9	(790.0)[2]	$(581.1)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	45.3	—		45.3	—	45.3
Deferred income taxes	4.3	—		4.3	(338. 6)[3]	(334.3)
Prepaid pension cost	2.9	—		2.9	—	2.9
Tax benefit from stock options exercised	2.2	—		2.2	—	2.2
Stock compensation	5.9	—		5.9	—	5.9
Asbestos insurance receivable income	—	—		—	(243.3)[4]	(243.3)
Asbestos provision expense	715.6	(715.6)		—	1,396.6 [5]	1,396.6
Impairment of roofing plant	13.4	—		13.4	—	13.4
Other	1.7	—		1.7	—	1.7
Changes in operating assets and liabilities:
Restricted cash and cash equivalents — asbestos					(162.6)[6]	(162.6)
Accounts receivable	(24.0)	—		(24.0)	—	(24.0)
Inventories	(26.6)	—		(26.6)	—	(26.6)
Prepaid expenses and other current assets	(24.8)	—		(24.8)	—	(24.8)
Accounts payable	24.4	—		24.4	—	24.4
Accrued liabilities and other liabilities	7.0	—		7.0	—	7.0

Net cash provided by operating activities	240.6	—		240.6	(137.9)	102.7

Cash flows from investing activities:
Purchases of property, plant and equipment	(162.0)	—		(162.0)	—	(162.0)
Cash invested	8.0	—		8.0	—	8.0

Net cash (used in) provided by investing activities	(154.0)	—		(154.0)	—	(154.0)

Cash flows from financing activities:
Net proceeds from line of credit	—	—		—	—	—
Proceeds from borrowings	181.0	—		181.0	—	181.0
Repayments of borrowings	(37.6)	—		(37.6)	—	(37.6)
Proceeds from issuance of shares	18.7	—		18.7	—	18.7
Dividends paid	(45.9)	—		(45.9)	—	(45.9)
Dividends paid	0.3	—		0.3	—	0.3

Net cash used in financing activities	116.5	—		116.5	—	116.5

Effects of exchange rate changes on cash	(1.5)	—		(1.5)	—	(1.5)
Net increase/(decrease) in cash and cash equivalents	201.6	—		201.6	(137.9)	63.7
Cash and cash equivalents at beginning of period	113.5	—		113.5	—	113.5

Cash and cash equivalents at end of period	315.1	—		315.1	(137.9)	177.2

Components of cash and cash equivalents:
Cash at bank and on hand & short-term deposits	315.1	—		315.1	(137.9)	177.2
Restricted cash and cash equivalents — asbestos	—	—		—	162.6	162.6

Cash and cash equivalents at end of period	$315.1	$—		$315.1	$24.7	$339.8

Notes:
The following notes provide a detailed basis of preparation and references (where relevant) of the revised presentation of financial information provided above.
1.	Refer Section 1.5.1.1(a). Represents the reversal of the net asbestos provision recorded at 31 March 2006.

2.	Refer Section 1.5.2.

3.	Refer Section 1.5.1.3(a). Represents the initial recording of the deferred tax asset relating to the asbestos liability.

4.	Refer Section 1.5.1.2(a). Represents the initial recording of the insurance receivables.

5.	Refer Section 1.5.1.2(a). Represents the initial recording of the asbestos liability (US$1,346.0 million) and the initial recording of the Trustee operating costs (US$50.6 million).

6.	Refer Section 1.5.1.2(a) and Section 1.5.1.4(a). Represents the consolidation of AICFL Group (US$24.7 million) and payment of Initial Funding to Asbestos Injuries Compensation Fund (US$137.9 million).
96   James Hardie Industries

PART D — FINANCIAL IMPACT OF THE PROPOSAL
1.6 EXPLANATION OF ONGOING EFFECT ON JAMES HARDIE
The Proposal does not involve any change in ownership of James Hardie nor any change to the nature, scale or scope of its existing operations.
If implemented, the Proposal will reduce James Hardie’s cash flow on an ongoing basis. The maximum reduction in cash flow that James Hardie could suffer as a result of implementing the Proposal is 35% of the amount that would otherwise have been available to James Hardie in the absence of the Proposal. Such a reduction in cash flow could impact James Hardie’s ability to expand the scale or scope of its operations in the future, make repayments of debt principal and affect James Hardie’s ability to make distributions to Shareholders.
1.6.1 Expected claims overtime
The chart below shows the profile of expected claims over time.
The claims profile as at 30 September 2006 is the central estimate claims profile from the KPMG Actuarial Report including NSW legal costs savings estimated to arise from the implementation of legislation resulting from the Costs Review.
KPMG ACTUARIES’ NET CLAIMS PAYMENT PROFILE — ADJUSTED FOR LEGAL COST SAVINGS (1,2)

Notes:
1.	Includes Insurance and Other Recoveries.

2.	Includes anticipated cost savings assuming legislation in accordance with the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 (NSW) is implemented in NSW only.
James Hardie Industries   97

PART D — FINANCIAL IMPACT OF THE PROPOSAL
1.6.2 Financial analysis of the Proposal
1.6.2.1 Assumptions
The following assumptions have been made in this Section 1.6.2:
>	James Hardie assumptions:
-	payments to the Asbestos Injuries Compensation Fund by James Hardie within each year are calculated in accordance with the Final Funding Agreement;

-	Initial Funding to the Trustee is paid in the year ending 31 March 2007;

-	a pre-tax nominal interest rate on debt of 7% per annum;

-	all James Hardie payments to the Trustee are debt funded;

-	an Australian corporate tax rate of 30%; and

-	tax deductibility for payments by James Hardie to the Trustee over a period of five years on a straight line basis starting with the year in which the payment is incurred.
>	Trustee assumptions:
-	claim payments are the central estimate claims profile from the KPMG Actuarial Report (as at 30 September 2006) including NSW legal cost savings estimated to arise from implementation of legislation resulting from the Costs Review;

-	pre-tax income on cash / investments of 5.52% per annum;

-	Trustee operating expenses are assumed to be A$3.3 million in FY2007 (six months), and A$5.4 million in FY2008. From FY2008 onwards, operating expenses increase at a rate of 2.5% per annum up to FY2020. Post FY2020 the Asbestos Injuries Compensation Fund operating expenses are assumed equal to 97% of operating expenses in the prior year to mirror the reduction in the Asbestos Injuries Compensation Fund assets as projected claims diminish over time;

-	the Trustee does not borrow in order to fund payments to Claimants;

-	the Trustee does not pay tax on its investment or other income; and

-	the Trustee does not “ration” payments to claimants.
>	Other assumptions:
-	an exchange rate of A$1 :US$0.7156 at 31 March 2006; and

-	an exchange rate of A$1 :US$0.7482 at 30 September 2006.
The financial illustrations set out in Section 1.6.2.2, 1.6.2.4, 1.6.2.5 and 1.6.2.6 demonstrate the operation of the Proposal in the absence of the Annual Cash Flow Cap applying. It is not possible to ascertain the likelihood of the Annual Cash Flow Cap applying in future years, as the application of the Annual Cash Flow Cap will be dependent on the future Free Cash Flow of James Hardie and future level of claims that will be made against the Former James Hardie Companies both of which are uncertain. However, it should be noted that the Annual Payments due on and after 1 July 2007 may be affected by the Annual Cash Flow Cap, as described in more detail in Section 1.6.2.3.
The Proposal is designed to be flexible by seeking to accommodate changes in the profile and quantum of asbestos claims and James Hardie’s future financial performance. However, because the future level of claims which will be made against the Former James Hardie Companies and the level of Free Cash Flow is uncertain, no assurance can be given that the Trustee will have sufficient funds to be able to compensate all Australian asbestos-related claimants against the Former James Hardie Companies or Marlew, or provide full compensation in relation to any particular claim or claims.
1.6.2.2 Expected payments by the Asbestos Injuries Compensation Fund (assuming net cash flow of James Hardie is sufficient to ensure Annual Cash Flow Cap does not operate)
On the basis of the assumptions set out in Section 1.6.2.1 and assuming net cash flow from James Hardie is sufficient to ensure the Annual Cash Flow Cap does not operate, the chart on the following page shows expected James Hardie payments to the Trustee and the expected net cash flow associated with claims over the period of claims set out in the KPMG Actuarial Report.
In the year ending 31 March 2007, the James Hardie payment is significantly higher than the claims expense profile due to the Initial Funding provided to the Trustee by James Hardie. Assuming the Annual Cash Flow Cap does not apply, after 2007 the James Hardie payment in any Financial Year is approximately equal to the discounted value of the claims expense for the Financial Year two years after the Financial Year in which the James Hardie payment is made. The James Hardie payments (light green line) are therefore smaller and three years in advance of the relevant claims expense (grey line).
Both the James Hardie payments and the claims expense tend to zero over time as claims are expected to diminish to zero over the long term.
98   James Hardie Industries

PART D — FINANCIAL IMPACT OF THE PROPOSAL
JAMES HARDIE EXPECTED PAYMENTS ASSUMING THE ANNUAL CASH FLOW CAP DOES NOT APPLY
1.6.2.3 Impact of Australian adverse tax assessment for 1999 financial year
On 5 July 2006, James Hardie made a payment of A$189 million to the ATO which represented part payment of an amended assessment of A$378 million received by one of its subsidiary companies, RCI Pty Limited, in respect of the 1999 financial year. This payment will significantly reduce James Hardie’s Free Cash Flow in respect of the year ending 31 March 2007 which is used to calculate the Annual Cash Flow Cap in respect of the Annual Payment due on 1 July 2007. RCI Pty Limited strongly disputes the amended assessment and is pursuing all avenues of objection and appeal to contest the ATO’s position in this matter.
On the assumption that James Hardie’s Free Cash Flow (pre-asbestos payments and any payments in respect of the assessment above) for the year ending 31 March 2007 is the same as the year ended 31 March 2006 (A$320 million) and the KPMG Actuarial Report projections are unchanged, James Hardie’s Free Cash Flow for the year ending 31 March 2007 (after the adjustments to Free Cash Flow for the year ending 31 March 2007 set out in the Final Funding Agreement and the payment in respect of the assessment above) would be A$39.5 million. The Annual Cash Flow Cap in relation to the Annual Payment due on 1 July 2007 would be A$13.8 million and the Performing Subsidiary’s Annual Payment to the Trustee on 1 July 2007 (after adjustments in relation to the Annual Payment for the year ending 31 March 2007 set out in the Final Funding Agreement) would be A$6.1 million.
Depending upon the outcome and timing of the proceedings with respect to the amended assessment, the Free Cash Flow in subsequent years (and hence the application of the Annual Cash Flow Cap) may also be affected by this issue (positively if the appeal is successful, and negatively if the appeal is unsuccessful and the full amended assessment is required to be paid). Past experience would suggest that resolution of the amended assessment could take up to five years to resolve.
James Hardie Industries   99

PART D — FINANCIAL IMPACT OF THE PROPOSAL
1.6.2.4 Net assets of the Asbestos Injuries Compensation Fund
On the basis of the assumptions set out in Section 1.6.2.1 and assuming net cash flow from James Hardie is sufficient to ensure the Annual Cash Flow Cap does not operate, the chart below shows the expected net assets of the Trustee (immediately pre and post the 1 July James Hardie payment to the Trustee) and the expected net cash flow associated with claims over the period of claims set out in the KPMG Actuarial Report.
Subject to the Annual Cash Flow Cap there should be a maximum of approximately three years funding available in the Trustee close to the start of each Financial Year (as illustrated by the yellow line which shows the expected net assets of the Trustee immediately post the 1 July payment by James Hardie to the Trustee) which, until the next funding payment is made, should reduce to an estimated two years of funding (as illustrated by the brown line which shows the expected net assets of the Trustee immediately pre the 1 July payment by James Hardie to the Trustee) as claims are recognised and paid out. The Trustee funding will then be topped up by James Hardie (subject to the operation of the Annual Cash Flow Cap) close to the start of the next year so that it again represents approximately the discounted value of the next three years of projected claims based on the then current annual actuarial assessment. This “buffer” structure should provide greater security to present and future claimants as the Trustee should be better able to manage changes in the incidence of claims and/or changes in the financial performance of James Hardie.
NET ASSETS OF THE ASBESTOS INJURIES COMPENSATION FUND
Source: James Hardie, Caliburn analysis, KPMG Actuaries’ estimates.
100   James Hardie Industries

PART D — FINANCIAL IMPACT OF THE PROPOSAL
1.6.2.5 Growth in James Hardie’s Operating Cash Flow (pre-asbestos) required to ensure the Asbestos Injuries Compensation Fund has positive net assets
On the basis of the assumptions set out in Section 1.6.2.1 and assuming a constant year-on-year growth rate in James Hardie’s net operating cash flow (pre-asbestos), the minimum growth per annum in James Hardie’s nominal (dollars of the day) net operating cash flow (pre-asbestos) required in order to ensure that the Trustee has positive net assets throughout the period of the KPMG Actuarial Report is estimated to be approximately 3% per annum. By way of example, if expected claim payments are increased by 50% from those set out in the KPMG Actuaries’ central estimate (as at 30 September 2006), the minimum nominal growth in James Hardie’s net operating cash flow (pre-asbestos) required in order to ensure that the Trustee has positive net assets throughout the period of the KPMG Actuarial Report is estimated to be approximately 10% per annum.
It should be noted that the actual amount of James Hardie’s net operating cash flow (pre-asbestos) in any given year is determined by a range of variables including James Hardie operating results, interest, tax, changes in working capital, capital expenditure, dividends, capital management activities and other corporate transactions permitted under the Final Funding Agreement.
For example, relevant tax authorities from various jurisdictions in which James Hardie operates are in the process of auditing James Hardie’s respective jurisdictional income tax returns for various ranges of years. Of the audits currently being conducted, none has progressed sufficiently to predict their ultimate income.
James Hardie currently derives significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during financial year 2005 and became effective for James Hardie on 1 February 2006. The amended treaty provides, among other things, new requirements that James Hardie must meet for James Hardie to continue to qualify for treaty benefits and its effective income tax rate. During financial year 2006, James Hardie made changes to its organisational and operational structure to satisfy the requirements of the amended treaty and believes that it is now in compliance and should continue qualifying for treaty benefits. However if during a subsequent tax audit or related process the US Internal Revenue Services determines that these changes do not meet the new requirements, James Hardie may not qualify for treaty benefits, its effective income tax rate could significantly increase beginning in the financial year in which such determination is made, and it could be liable for taxes owed from the effective date of the amended treaty provisions.
1.6.2.6 Expected change in net present value of asbestos liabilities over time
Based on the assumptions set out in the KPMG Actuarial Report the net present value of the central estimate asbestos liability (including NSW legal cost savings estimated to arise from implementation of the legislation resulting from the Costs Review) is expected to change over time as set out in the chart on the following page.
James Hardie Industries   101

PART D — FINANCIAL IMPACT OF THE PROPOSAL
ESTIMATED NPV OF CENTRAL ASBESTOS LIABILITY(1)
Source: KPMG Actuaries’ estimates.

Note:

1.	Includes anticipated cost savings assuming legislation in accordance with the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 (NSW) is implemented in NSW only
The net present value is expected to increase slightly in the early years as the amount of claims paid is less than the effect of bringing forward future year cash outflows. In later years, the amount of claims paid is greater than the effect of bringing forward future year cash outflows and the net present value declines.
102   James Hardie Industries

Part E
Important Considerations for Shareholders
James Hardie Industries   103

PART E — IMPORTANT CONSIDERATIONS FOR SHAREHOLDERS
1. OVERVIEW
The purpose of this Part is to set out important considerations for James Hardie shareholders when deciding whether to approve the Proposal. These considerations include:
>	the key benefits expected from implementing the Proposal;

>	the key disadvantages expected from implementing the Proposal;

>	the key risks associated with the Proposal;

>	implications for the operations and ownership of James Hardie of implementing the Proposal;

>	the consequences of the Proposal not proceeding or being terminated;

>	other options considered by the Directors; and

>	the Directors’ Recommendation.
Shareholders should also have regard to the other parts of this document when deciding whether to approve the Proposal.
The Directors believe that on balance the benefits expected to be derived by James Hardie from the implementation of the Proposal outweigh the expected disadvantages and risks of the Proposal, and that the Proposal represents the best option available to respond to the asbestos-related issues facing James Hardie.
Having regard to all of the matters described in this document, the Directors have recommended that Shareholders approve the Proposal, as the Directors intend to do in relation to any shareholdings held or controlled by them.
2. KEY BENEFITS TO JAMES HARDIE OF THE PROPOSAL
The Proposal is James Hardie’s response to the estimated future funding shortfall facing the Former James Hardie Companies by providing additional funding for Claimants, and is consistent with current investor and Australian community expectations. In developing the Proposal, James Hardie has sought to align the interests of James Hardie’s shareholders and Claimants with the future success of James Hardie over the period of the Final Funding Agreement. In addition, James Hardie expects that the most significant benefits for the James Hardie Group from implementing the Proposal will be:
>	to limit the annual amount payable by the James Hardie Group under the Proposal to a maximum cap of 35% of the Free Cash Flow of the James Hardie Group;
>	to limit the amounts payable by the James Hardie Group under the Proposal, so that annual payments are calculated by reference to the actuarial estimate of the Australian asbestos-related personal injury claims and associated costs of the Former James Hardie Companies, to the exclusion of other asbestos-related liabilities of the Former James Hardie Companies;
>	no recourse to any member of the James Hardie Group in relation to any liabilities of the Former James Hardie Companies other than the funding obligations to the Trustee arising under the Proposal; and
>	a substantial reduction in the risk of the NSW Government, the Australian Government and/or one or more other Australian state or territory governments, seeking to impose liability on James Hardie, or taking other possible actions against it, in respect of the asbestos-related liabilities of the Former James Hardie Companies on terms which may be less advantageous (and potentially significantly less advantageous) to James Hardie than those applicable under the Proposal.
Accordingly, in the aggregate, the Proposal is expected to substantially reduce the level of uncertainty regarding the exposure of the James Hardie Group in respect of the asbestos-related liabilities of the Former James Hardie Companies.
This Section describes these benefits in more detail, and sets out a number of additional benefits that may be derived from the implementation of the Proposal.
2.1 PROPORTION OF FREE CASH FLOW WHICH MAY BE PAYABLE UNDER THE PROPOSAL IS LIMITED
The Final Funding Agreement provides for the Performing Subsidiary to make Annual Payments on a long-term basis. The Annual Payment due in any year is limited to a maximum percentage of the Free Cash Flow for the previous Financial Year (known as the “Annual Cash Flow Cap”). As a result, if Free Cash Flow is zero or negative for any Financial Year, no Annual Payment will be required on the next following Payment Date.
The Annual Cash Flow Cap is designed to limit the payments that are required to be made to the Trustee, in recognition of the fact that James Hardie needs to continue to have cash flow available to fund capital expenditure, repayments of debt principal and Shareholder distributions. It should be noted that the Annual Cash Flow Cap limits the amount that James Hardie pays to the Trustee in respect of any one Financial Year, but does not necessarily limit the overall amount payable to the Trustee over the Term. By making payments to the Trustee dependent upon James Hardie having positive Free Cash Flow, the Proposal seeks to align the interests of both Shareholders and Claimants.
If the Proposal is implemented, James Hardie’s cash flow will be reduced on an ongoing basis. This means that cash flow available to fund capital expenditure, repayments of debt principal and distributions to James Hardie shareholders will be reduced by the amount of the payments to the Trustee. However, based on James Hardie’s current financial position and current expectations of its financial performance in the near term (which assumes continuing favourable business conditions for James Hardie) and recent actuarial assessments of the future asbestos liabilities of the Former James Hardie Companies, James Hardie does not expect that implementation of the Proposal will prevent it from funding
104   James Hardie Industries

PART E — IMPORTANT CONSIDERATIONS FOR SHAREHOLDERS
and growing its existing business, making repayments of debt principal or making distributions to Shareholders in the near term. Although James Hardie does not have any expectation that the Proposal will cease to be affordable, no assurance can be given as to the long-term effect of the Proposal on James Hardie’s financial position, results of operation or outlook.
The Proposal also allows the percentage of Free Cash Flow that is taken into account when determining the Annual Cash Flow Cap to decrease in stages over time to an effective cap of 10%. This phased reduction in the Annual Cash Flow Cap depends on James Hardie’s financial performance and the actual incidence of and outlook for expected Proven Claims over time.
2.2 FUNDING OBLIGATIONS LIMITED BY REFERENCE TO AUSTRALIAN ASBESTOS-RELATED PERSONAL INJURY CLAIMS
Under the Proposal, only certain Australian asbestos-related personal injury liabilities of the Former James Hardie Companies will be required to be taken into account in determining the Funding Payments to the Trustee. The scope of the liabilities required to be taken into account is explained in Part C, Section 3.1.2.
As a result, James Hardie is not required to contribute any funding to the Trustee with respect to certain liabilities of the Former James Hardie Companies, including any:
>	personal injury claim arising from or in respect of exposure to asbestos outside Australia;

>	claim made outside Australia;
>	claim for economic loss (other than those resulting from personal injury) or loss of property arising out of or in connection with asbestos or asbestos products manufactured, sold, distributed or used by or on behalf of the Former James Hardie Companies; and
>	other liabilities of the Former James Hardie Companies other than those agreed to be funded under the Proposal.
These claims cannot be satisfied using the assets of the Trustee. The Transaction Legislation provides that such claims will only become payable after the end of the NSW Supervised Winding Up period, and, even then, will only be satisfied to the extent that the Former James Hardie Companies have any surplus assets at that time (which is not expected).
2.3 NO RECOURSE TO THE JAMES HARDIE GROUP
Under the Proposal, the funding obligations of the Performing Subsidiary and the guarantee obligations of James Hardie are owed only to the Trustee, with the NSW Government having certain direct enforcement rights. No James Hardie Group member has any direct liability either to the Former James Hardie Companies or for any third party claims against the Former James Hardie Companies.
Under the Final Funding Agreement, the NSW Government has expressly acknowledged that neither James Hardie nor any other member of the James Hardie Group has any obligations with respect to any of the liabilities of the Former James Hardie Companies other than as specified under the Final Funding Agreement, the Related Agreements, the Transaction Legislation and the Release Legislation.
2.4 REDUCTION IN RISK OF ADVERSE GOVERNMENTAL ACTION
The Proposal has been designed to reduce the risk of adverse governmental action being taken against the James Hardie Group in relation to the asbestos-related liabilities of the Former James Hardie Companies. The Proposal reduces this risk by responding to the estimated future funding shortfall in relation to the asbestos-related liabilities of the Former James Hardie Companies for all Claimants with Proven Claims throughout Australia, and an agreement with the NSW Government as to the limits of James Hardie’s obligations with respect to that shortfall.
2.4.1 Reduction in risk of adverse actions by the NSW Government
The reduction in risk of adverse actions by the NSW Government is facilitated by having a legally binding agreement with the NSW Government that contains:
>	an agreed basis of contributions for the Australian asbestos-related liabilities of the Former James Hardie Companies;
>	an undertaking by the NSW Government that it will not take any adverse or discriminatory legislative or regulatory action against the James Hardie Group, as explained further in Part C, Section 7; and
>	an acknowledgment by the NSW Government that if the Trustee has insufficient funds to make payments in respect of Proven Claims and James Hardie has complied with the terms of the Final Funding Agreement, then James Hardie is not required to incur any further liability with respect to the Former James Hardie Companies, and neither the NSW Government nor the Trustee will have any further recourse against any member of the James Hardie Group.
The efficacy of these arrangements is dependent upon the NSW Government adhering to its promises in the Final Funding Agreement and upon James Hardie and the Performing Subsidiary not committing a breach that would enable the NSW Australian Government to take adverse legally enforceable legislative or regulatory action against the James Hardie Group. For further details, see Section 4.1.
2.4.2 Reduction in risk of adverse actions by other Australian governments
Although no Other Governments (being the Australian Government and Australian state and territory governments other than the NSW Government) are parties to the Final Funding Agreement (and it is not enforceable against them), James Hardie expects that implementation
James Hardie Industries   105

PART E — IMPORTANT CONSIDERATIONS FOR SHAREHOLDERS
of the Proposal will reduce the risk of such Other Governments taking action against one or more members of the James Hardie Group in respect of the asbestos-related liabilities of the Former James Hardie Companies.
James Hardie considers that the reduction in this risk is facilitated through the following measures:
>	the Final Funding Agreement contains provisions designed to reduce the prospect of James Hardie having to “pay twice” with respect to the asbestos- related liabilities of the Former James Hardie Companies as a result of possible adverse actions by the Australian Government or one or more Australian state or territorial governments or regulatory bodies. It is expected these provisions may reduce the risk of Other Governments taking adverse action which results in such provisions applying, on the basis that such actions may not improve the net position of Claimants; and
>	under the Final Funding Agreement, the NSW Government has agreed, if requested by James Hardie, to advocate actions by each Other Government and certain regulatory bodies which are consistent with the provisions of the Final Funding Agreement.
Despite these provisions, the risk of Other Governments taking adverse action cannot be completely eliminated. For further details, see Section 4.1.2.
2.5 ADDITIONAL BENEFITS OF IMPLEMENTING THE PROPOSAL
James Hardie expects that a number of additional benefits will result from the implementation of the Proposal.
2.5.1 Improvement in James Hardie’s capital markets positioning
For the reasons explained in Sections 2.1 to 2.4, James Hardie expects that the Proposal will reduce the level of uncertainty regarding the exposure of the James Hardie Group in respect of the asbestos-related liabilities of the Former James Hardie Companies. This reduced uncertainty is expected to enhance James Hardie’s ability to access debt and equity capital markets and to secure debt funding on improved terms, relative to its position in the absence of the Proposal.
Although the Proposal is designed to improve the ability of James Hardie to access capital markets, the complexity of the arrangements comprising the Proposal (including the intercreditor arrangements summarised in Part C, Section 3.6) may affect James Hardie’s ability to secure funding on favourable commercial terms. For more details, see Section 4.11.
2.5.2 Allowing the Directors and management to focus on core business
James Hardie has committed very substantial amounts of time and resources to formulating a response to the estimated future funding shortfall facing Amaca and Amaba in relation to their asbestos-related liabilities. The Proposal is expected to reduce the amount of time that the Directors and management spend on asbestos-related issues. This will assist the Directors and management to focus on the core business of James Hardie in order to maximise Shareholder value.
2.5.3 Releases of civil liability
The releases of civil liability are expected to reduce the level of uncertainty regarding the prospect of actions being commenced in relation to the Relevant Matters. The releases will also reduce the prospect of claims being made against one or more members of the James Hardie Group under the terms of indemnities provided to current or former directors, officers, employees, agents or advisers of the James Hardie Group or the Former James Hardie Companies. The releases from civil liability are discussed in detail in Part C, Section 9.
2.5.4 Further lifting of product bans and boycotts
The NSW Government publicly called for the lifting of any bans and boycotts on James Hardie products upon signing the Heads of Agreement in December 2004. Following the signing of the Final Funding Agreement, the ACTU, UnionsNSW and a representative of Asbestos Diseases Groups have agreed to use best endeavours to achieve the lifting of any remaining bans and boycotts on James Hardie products.
However, if the Proposal is not approved or implemented, James Hardie expects that a number of parties may seek to impose or to reimpose bans or boycotts on James Hardie products.
2.5.5 Greater visibility of claims administration process
While the James Hardie Group performs its obligations under the Final Funding Agreement, James Hardie will be entitled to appoint a majority of the directors of the Trustee, and will be entitled to receive information from the Trustee. This will give James Hardie greater visibility of the claims administration process and the Trustee operating procedures, which may lead to James Hardie identifying opportunities for efficiencies in the Trustee operating and claims administrative processes.
2.5.6 Costs savings and other benefits
It is expected that the substantial costs that James Hardie has been incurring in connection with asbestos-related matters (including without limitation the Jackson Commission, legal costs in connection with dealings with relevant governments in relation to the issues surrounding the Former James Hardie Companies, and costs associated with developing and obtaining advice with respect to the Proposal) will be reduced.
The Proposal may lead to other benefits, including enhanced relationships with employees, customers and other stakeholders.
106   James Hardie Industries

PART E — IMPORTANT CONSIDERATIONS FOR SHAREHOLDERS
3. KEY DISADVANTAGES TO JAMES HARDIE OF THE PROPOSAL
James Hardie believes that there are several disadvantages that would result from the implementation of the Proposal. The key disadvantages are described in this Section 3.
3.1 REDUCTION IN CASH FLOW
Under the Proposal, the Initial Funding of A$184.3 million is required to be paid to the Trustee, in addition to the obligation to make Annual Payments on a long-term basis.
The Proposal will reduce James Hardie’s cash flow on an ongoing basis during the Term. This means the cash flow available to the James Hardie Group to fund capital expenditure, repayments of debt principal, and Shareholder distributions will be reduced. A reduction in cash flow could negatively impact James Hardie’s ability to expand the scale or scope of its operations in the future, to make repayments of debt principal or to make distributions to Shareholders.
However, based on James Hardie’s current financial position and current expectations of its financial performance in the near term (which assumes continuing favourable business conditions for James Hardie) and recent actuarial estimates of the future asbestos liabilities of the Former James Hardie Companies, James Hardie does not expect that the Proposal will prevent its ability to continue to fund and grow its existing business, to make repayments of debt principal, or to make distributions to Shareholders. Although James Hardie does not have any expectation that the Proposal will cease to be affordable, no assurance can be given as to the long-term effect of the Proposal on James Hardie’s financial position, results of operation or outlook.
Further, if there are unexpected legal developments which amend the common law basis of damages or other changes required to the Approved Actuary’s underlying assumptions, such changes could materially alter the estimates of Proven Claims included in the Annual Actuarial Report. If such changes occur late in a Financial Year and result in a material increase in the amount of the next Annual Payment due, James Hardie will be required to fund that increased obligation, and such changes may occur with little or no advance notice to James Hardie. As a result, James Hardie’s cash management processes will need to take into account such contingencies. Such factors may adversely affect James Hardie’s ability to manage its cash resources as efficiently as would be the case if the funding obligations were able to be known in advance or ascertained further in advance than is the case under the Final Funding Agreement.
3.2 FINANCIAL REPORTING VOLATILITY
Under US GAAP, James Hardie will be required to consolidate the Trustee (and the Former James Hardie Group) into its accounts, and the Trustee will be consolidated into the James Hardie Group accounts. Inclusion of the Trustee within the James Hardie Group accounts will materially impact both the statement of financial performance and the statement of financial position of the James Hardie Group.
The principal impact on the James Hardie Group financial statements will arise from the consolidation of net asbestos-related liabilities (asbestos liabilities net of Insurance and Other Recoveries) into the James Hardie Group accounts. This means that any increase in the US dollar estimates of these liabilities will result in an asbestos expense in the James Hardie Group statement of financial performance. However, under Dutch GAAP the consolidation of the Trustee and its associated asbestos provision is not expected to reduce the distributable reserves of James Hardie and therefore James Hardie’s ability to make distributions to its Shareholders.
Future financial disclosure by James Hardie will seek to clearly isolate the operating performance of the James Hardie operating business from changes in its reported results due to consolidation of the Trustee.
The expected financial effect on James Hardie of the Proposal is set out in Part D.
3.3 LONG-TERM NATURE OF THE PROPOSAL
Although the initial Term ends on 31 March 2045, the actual term of the Final Funding Agreement is uncertain because the Term will be automatically extended unless the NSW Government, the Trustee and James Hardie can agree upon the terms of the Final Payment. If agreement on the Final Payment is not reached, the Final Funding Agreement will continue to operate and James Hardie and the Performing Subsidiary will retain obligations thereunder while Australian asbestos-related personal injury claims continue to be made against the Former James Hardie Companies.
The KPMG Actuarial Report suggests that some claims (for example, claims associated with former employees of the Former James Hardie Companies) may have been fully reported (such that no further claims would be made) by 2045. However, the KPMG Actuarial Report also indicates that some other claims could continue to be made well beyond the initial Term.
James Hardie Industries   107

PART E — IMPORTANT CONSIDERATIONS FOR SHAREHOLDERS
3.4 RESTRICTIONS ON THE ABILITY OF JAMES HARDIE TO UNDERTAKE CERTAIN TRANSACTIONS
Under the Proposal, James Hardie has agreed to refrain from engaging in Specified Dealings that could have the effect of causing the Liable Group to cease to be able to satisfy the funding obligations under the Proposal.
Many transactions into which the James Hardie Group may ordinarily wish to enter are exempt from the restriction on Specified Dealings. As a result, James Hardie expects that, in the ordinary course, the restriction on Specified Dealings will not prevent or significantly constrain it from funding and growing its existing business, making repayments of debt principal or making distributions to Shareholders. The restriction on Specified Dealings, which includes restrictions on dividends and capital returns, and relevant exemptions are set out in Part C, Section 4.
There remains a risk that the restriction on Specified Dealings, or disputes with the NSW Government on the operation of the restriction on Specified Dealings, could adversely affect James Hardie. See Section 4.5 for a further discussion of this risk.
3.5 ONGOING MONITORING AND COMPLIANCE REQUIREMENTS
It is expected that implementation of the Proposal will significantly reduce the amount of time that the Directors and James Hardie management spend on dealing with asbestos-related issues. Nevertheless, because James Hardie will have the right to appoint a majority of directors of the Trustee and be affected by the ongoing performance of the Trustee, James Hardie will have an ongoing role in relation to the Trustee as set out in Part C, Section 2.4.
The Proposal is complex and involves a number of parties, including James Hardie, the NSW Government and the Trustee. The complexity of the Proposal requires that James Hardie continue to devote some management resources and incur some professional advisory fees in relation to the implementation and ongoing performance of the Proposal.
The complexity of the Proposal leads to a risk of disputes between the parties as to the proper interpretation or performance of the Proposal. See Section 4.9.
3.6 ONGOING ASSOCIATED COSTS
There will be ongoing costs related to the operations of the Trustee and the Former James Hardie Companies. For the six months ending on 31 March 2007, these operating costs have been estimated at A$3.3 million before tax. For the Financial Year ending on 31 March 2008, these operating costs have been estimated at A$5.4 million. These estimated operating expenses will be reviewed on an annual basis.
4. KEY RISKS TO JAMES HARDIE OF THE PROPOSAL
This Section sets out the key risks that James Hardie has identified could result from the implementation of the Proposal.
4.1 POSSIBLE ADVERSE ACTION AGAINST JAMES HARDIE
There is a risk of adverse action against members of the James Hardie Group by various persons in relation to the asbestos-related liabilities of the Former James Hardie Companies, even if the Proposal is approved and implemented. In addition, the James Hardie Group may be adversely affected by an action even if it is not specifically targeted at the James Hardie Group.
In the future, the Trustee may have insufficient funds to meet asbestos-related liabilities of the Former James Hardie Companies for a number of reasons, including an insufficiency of funding payments from the Performing Subsidiary (for instance, James Hardie has negative Free Cash Flow and therefore no Annual Payment is made for one or more years) or because of an increase in the incidence of or compensation payable for Proven Claims. In this case, the risk of adverse action against members of the James Hardie Group will be increased.
4.1.1 Possible adverse action by the NSW Government
In the event of adverse legislative or regulatory action by the NSW Government, James Hardie may have rights to claim damages or to terminate the Final Funding Agreement. However, these rights may be of limited practical use (depending on the nature of such adverse legislative or regulatory action) because:
>	NSW is a sovereign state and therefore could determine not to satisfy any damages award made against it, and, in such a case, James Hardie could not enforce payment of such damages; and

>	if James Hardie exercised a right to terminate the Final Funding Agreement, there would be no agreed basis for resolving the estimated future funding shortfall in relation to the asbestos-related liabilities of the Former James Hardie Companies, and adverse action may be taken against James Hardie as described in Section 6.
Although the Proposal was negotiated and agreed with the NSW Government, and therefore it is expected that the NSW Government will observe its obligations under that agreement, no assurance can be given that the NSW Government will not take adverse action against James Hardie in the future.
In particular, although James Hardie considers that the Final Funding Agreement is, as a matter of law, binding on the state of NSW, no assurance can be given that any subsequently elected NSW Government would agree to observe all of the obligations undertaken by the current NSW Government under the Final Funding Agreement.
108 James Hardie Industries

PART E — IMPORTANT CONSIDERATIONS FOR SHAREHOLDERS
James Hardie expects that if the NSW Government undertook unilateral adverse legislative action against the James Hardie Group and such legislation were enforceable, the burdens of such legislation would fall primarily on James Hardie Group members located in NSW and Australia generally.
4.1.2 Possible adverse action by other governments or regulatory bodies
The Proposal has been negotiated and agreed with the NSW Government. The Proposal has not been formally approved (or required to be approved) by the Australian Government, the governments of the other Australian states and territories, or the government of any other jurisdiction. Further, as far as James Hardie is aware, foreign governments have not been relevantly involved in settling any of the terms of the Proposal.
Under the Final Funding Agreement, the NSW Government has agreed, if requested by James Hardie, to advocate action by each of the Australian Government, the governments of the other Australian states and territories, the Australian Competition and Consumer Commission, ASIC and other regulatory bodies, which is consistent with the provisions of the Final Funding Agreement.
However, James Hardie cannot give any assurance that any such advocacy by the NSW Government will be successful, or that other governments or regulatory bodies (including governments or regulatory bodies of foreign jurisdictions) will not take adverse action against James Hardie (including adverse legislative or regulatory action) which may affect James Hardie’s financial position or results of operation, or the ability of James Hardie to implement and carry out the Proposal. James Hardie also cannot give any assurance that the James Hardie Group will not be the subject of adverse regulatory or legislative action in jurisdictions outside Australia.
In the event the asbestos-related liabilities of the Former James Hardie Companies are not able to be met in full under the Proposal once implemented, other governments or regulatory bodies may take adverse action against any member of the James Hardie Group, the Trustee or the Former James Hardie Companies. Any adverse legislative or regulatory action by another government could result in James Hardie having obligations with respect to the asbestos-related liabilities of the Former James Hardie Companies which are greater than the obligations of James Hardie under the Proposal. To the extent that such adverse action constitutes an Overlapping Scheme as described in Part F, Section 1.3 (for example, a scheme introduced by an Other Government providing for payment of compensation to some or all Claimants), the Final Funding Agreement provides a mechanism for payments to the Trustee under the Final Funding Agreement to be adjusted to reflect the additional liabilities imposed by the Overlapping Scheme. However, this mechanism will not be effective to the extent that the additional liabilities imposed under the Overlapping Scheme exceed the amounts payable under the Final Funding Agreement.
There is also a prospect that foreign governments may seek to take adverse legislative or regulatory action against one or more members of the James Hardie Group, particularly with respect to any asbestos-related liabilities of the Former James Hardie Companies incurred in the relevant foreign jurisdiction. Such liabilities do not form part of the agreed scope of funding under the Proposal. However, in the absence of a change in legislation or new case law, James Hardie is not aware of any Former James Hardie Company having any material asbestos-related liabilities in any foreign jurisdiction, when assessed against the scale and nature of the funding arrangements contemplated in the Proposal.
For further details of the potential asbestos-related liabilities of the Former James Hardie Companies incurred in the relevant foreign jurisdictions, see Part B, Section 2.3. Also, for further details concerning the limitation on the use of funds to be provided to the Trustee for Australian asbestos-related claims, see Part C, Section 2.2.1.
4.1.3 Possible adverse action by unions and asbestos diseases groups
The key terms of the Heads of Agreement which preceded the Final Funding Agreement were settled by negotiations with the ACTU, UnionsNSW and a representative of Asbestos Diseases Groups. Although those groups are not directly parties to the Final Funding Agreement, they remained closely (but indirectly) involved in settling its terms and have publicly endorsed the Final Funding Agreement.
However, if the asbestos-related liabilities of the former James Hardie Companies are not fully satisfied, unions or asbestos diseases groups may seek to renegotiate (or lobby the NSW Government to renegotiate) the terms of the Proposal, or they may otherwise take adverse action against one or more members of the James Hardie Group.
4.2 INSUFFICIENT CASH FLOW TO FUND CAPITAL EXPENDITURE, REPAYMENT OF DEBT PRINCIPAL AND SHAREHOLDER DISTRIBUTIONS
The funding available for capital expenditure (either with respect to James Hardie’s existing business or new business opportunities), repayments of debt principal or distributions to Shareholders and other purposes will be reduced by the amount paid under the Proposal. Accordingly, there is a risk that James Hardie may not have sufficient cash flow to fund such expenditures.
However, based on James Hardie’s current financial position and current expectations of its financial performance in the near term (which assumes continuing favourable business conditions for James Hardie) and recent actuarial estimates of the asbestos-related liabilities of the Former James Hardie Companies, James Hardie does not expect that the implementation of the Proposal will prevent it from funding and growing its existing business, making repayments of debt principal or making distributions to Shareholders in the near term. Although James Hardie does not have any expectation that the Proposal will cease to be affordable, no assurance can be given as to the long-term effect of the Proposal on James Hardie’s financial position, results of operation or outlook.
James Hardie Industries 109

PART E — IMPORTANT CONSIDERATIONS FOR SHAREHOLDERS
4.3 OTHER ASBESTOS CLAIMANTS SEEKING COMPENSATION OUTSIDE THE TRUST ARRANGEMENTS
The Asbestos Injuries Compensation Fund is designed to provide compensation only for Proven Claims and to satisfy certain related expenses and liabilities. The funds contributed to the Trust will not be available to satisfy any asbestos-related claims made outside Australia, claims made for exposure to asbestos occurring outside Australia, or any claim for pure property loss or pure economic loss. In these circumstances, it is possible that persons with such excluded claims may seek to pursue those claims directly against James Hardie or other current members of the James Hardie Group. Although James Hardie considers it unlikely that any such claims would be successful, defending any such litigation could be costly and time consuming.
It is also possible that claims not covered by the Proposal may be made against the Former James Hardie Companies notwithstanding the fact that the Transaction Legislation provides that such claims must be deferred and may not be enforced against the assets of the Former James Hardie Companies until such time as the Former James Hardie Companies are no longer under the NSW Supervised Winding Up regime. Although such claimants would not be permitted to enforce judgments in NSW against the Former James Hardie Companies while the Transaction Legislation remains in full force and effect, defending such litigation could be costly and time consuming.
There remains a residual risk that if one or more assets of the Former James Hardie Companies are judged to be located outside NSW, a court outside NSW may permit a judgment to be successfully enforced against such assets. In this regard, it is important to note that funds paid to the Trustee under the Proposal are expected to remain located in NSW and will not, in any event, become the assets of the Former James Hardie Companies. Further, after the existing cash balances of the Former James Hardie Companies have been exhausted (which is expected to occur in 2007), the overwhelming majority of Proven Claims will only be able to be satisfied from the funds of the Trust.
4.4 INSUFFICIENT AUSTRALIAN TAXABLE INCOME TO UTILISE TAX DEDUCTIONS
The James Hardie Group may not have sufficient Australian taxable income in future years to utilise the tax deductions resulting from the Funding Payments incurred in the relevant year of income. Further, if, as a result of making Funding Payments, James Hardie incurs tax losses, it may not be able to fully utilise such tax losses in future years of income. Any inability to utilise such deductions or losses could adversely affect James Hardie’s financial position or results of operations.
4.5 RESTRICTION ON ABILITY TO UNDERTAKE CERTAIN TRANSACTIONS
The Final Funding Agreement restricts the James Hardie Group from undertaking Specified Dealings. This restriction and the exemptions to it are described in detail in Part C, Section 4. Although James Hardie expects that most of the transactions into which it would ordinarily seek to enter will either be exempt from or not prohibited or constrained by the restriction, James Hardie may face uncertainty from time to time as to whether a proposed transaction breaches the restriction. In such circumstances, a transaction may be delayed if James Hardie seeks to obtain an Independent Valuation Expert report to confirm that the restriction would not be breached if the transaction were pursued. In addition, James Hardie may need to seek the approval of the NSW Government in order to proceed, and this could prevent or adversely affect James Hardie’s ability to pursue on a timely basis transactions affected by the restriction. It is also possible that, as a result of the restriction or the delays associated with the processes described above, James Hardie may ultimately be unable to undertake a transaction that it would otherwise wish to implement.
If a breach of the restriction on Specified Dealings were to occur, James Hardie could suffer further disadvantages, including claims by the NSW Government of having breached the terms of the Final Funding Agreement and/or, in certain circumstances, loss of rights to appoint the majority of the Trustee board. For further details, see Part C, Section 8.
4.6 POTENTIAL ESCALATION IN PROVEN CLAIMS AND ASSOCIATED COSTS
Unless the Annual Cash Flow Cap applies, Funding Payments by the Performing Subsidiary to the Trustee will be calculated on an annual basis by reference to the Period Actuarial Estimate of the expected Proven Claim liabilities of the Former James Hardie Companies and Marlew for the Financial Year in which the payment is made and the next two Financial Years.
Estimates of actuarial liabilities are subject to considerable uncertainty due to the fact that the ultimate number and cost of claims are subject to the outcome of events that have not yet occurred, including social, legal and medical developments as well as future economic conditions. For instance, it is possible that the categories of Proven Claims will be extended to include claims where such claims are not presently compensable or recognised at law, such as claims for damage associated with pleural plaques or nervous shock.
Further, there is inherent difficulty in estimating the future extent and pattern of asbestos-related diseases that will arise from past exposure to asbestos and the proportion of those claims that will be made against the Former James Hardie Companies.
110 James Hardie Industries

PART E — IMPORTANT CONSIDERATIONS FOR SHAREHOLDERS
Such actuarial estimates also necessarily contain many assumptions, which may not be proved correct. For example, the KPMG Actuarial Report assumes that current asbestos defendants and their insurers are able to meet their liabilities now and in the future. To the extent that one or more asbestos defendants or their insurers become insolvent, the contributions required to be made by the remaining defendants and their insurers (including the Former James Hardie Companies, and thereby the Trust) in respect of claims for which such persons are jointly liable would be expected to increase.
There is also a risk that future Proven Claims may be more numerous and the liabilities arising from them larger than that estimated by KPMG Actuaries, or that the actual incidence of such future Proven Claims may differ substantially from that estimated by KPMG Actuaries. Subject to the operation of the Annual Cash Flow Cap, an escalation in the incidence or quantum of damages payable for Proven Claims may increase the Funding Payments required to be made by the Performing Subsidiary.
Any application of the Annual Cash Flow Cap could affect the ability of the Trustee to fully compensate Claimants and result in the rationing arrangements described in Part C, Section 2.8 being implemented. The implementation of rationing arrangements may increase the risk of one or more Other Governments taking adverse legislative or regulatory action against one or more members of the James Hardie Group.
4.7 ADEQUACY OF FUNDS AVAILABLE TO MEET PAYABLE LIABILITIES
4.7.1 Invested funds
The Trustee will invest the funds paid to it under the Proposal. In investing such funds, the directors of the Trustee will need to balance the potential investment returns that could be achieved and the investment risks involved in pursuing such returns.
If the Trustee’s overall investment performance for a Financial Year is lower than a rate equal to the discount rate used in the annual report by the Approved Actuary, then, subject to the operation of the Annual Cash Flow Cap, the amount of Annual Funding Payments required to be made by the Performing Subsidiary will be increased.
4.7.2 Operational costs of the Trustee
There is a risk that James Hardie will incur greater than expected costs in funding the Operating Expenses of the Trustee and the Former James Hardie Companies. Subject to the Annual Cash Flow Cap, an expenses overrun would increase the amount of Annual Payments which will be required to be made by the Performing Subsidiary.
4.7.3 Insurance recoveries
The annual actuarial estimate of the Approved Actuary will make allowance for recoveries to be made against the insurers of the Former James Hardie Companies and will assume that the various insurance programs will continue to respond appropriately to future claims payments.
There is a risk that future legal disputes may arise with the insurers, that the insurance programs do not satisfactorily respond to claims in the future, that future legal developments reduce the amount recoverable against insurers, and that the insurers may be unable to meet their obligations as and when they become due.
Subject to the Annual Cash Flow Cap, any matter that reduces the value of the insurance recoveries available to the Former James Hardie Companies may increase the Annual Payments required to be made by the Performing Subsidiary.
4.8 FOREIGN EXCHANGE EXPOSURE
Fluctuations in foreign currency and exchange rates could have a significant negative impact on James Hardie’s reported financial results because Annual Payments to the Trustee are denominated in Australian dollars and James Hardie’s cash flow is denominated in a number of currencies, primarily US dollars.
Annual Payments to the Trustee are Australian dollar denominated and unless constrained by the Annual Cash Flow Cap, will be calculated based on a Period Actuarial Estimate, expected Operating Expenses of the Trustee and the Former James Hardie Companies and the net assets of the Trustee and the Former James Hardie Companies, all of which will be denominated in Australian dollars.
If the Annual Cash Flow Cap does not apply, to the extent that James Hardie’s future obligations to the Trustee are greater than its Australian dollar cash flow, James Hardie will have a foreign exchange exposure.
If the Annual Cash Flow Cap applies, James Hardie’s obligations to the Trustee will be at a specified percentage (maximum 35%) of future Free Cash Flow. James Hardie’s Free Cash Flow is denominated in US dollars and, for the purposes of calculating the Annual Cash Flow Cap, will be converted at the applicable spot rate on the date falling five Business Days prior to the relevant Payment Date.
To the extent James Hardie has a foreign exchange exposure, and if James Hardie does not hedge this foreign exchange exposure, James Hardie will need to convert US or other foreign currency into Australian dollars. If the foreign currency exchange rate increases (and funds must be converted from foreign currency to Australian dollars to meet Annual Payments), the foreign currency amount that James Hardie will need to convert will also increase. If, however, the foreign currency exchange rate falls, James Hardie will be required to convert less foreign currency in order to meet the same Annual Payments.
James Hardie Industries 111

PART E — IMPORTANT CONSIDERATIONS FOR SHAREHOLDERS
4.9 COMPLEXITY OF THE PROPOSAL
The Legislation, Final Funding Agreement and Related Agreements which govern the implementation and performance of the Proposal are complex and have been negotiated over the course of many months between various parties. There is a risk that, over the Term of the Final Funding Agreement, some or all parties may become involved in disputes as to the interpretation of the Transaction Legislation, the Release Legislation, the Final Funding Agreement or Related Agreements. James Hardie cannot guarantee that a party will not commence litigation seeking remedies with respect to such a dispute, nor can it guarantee that a court will not order other remedies which may adversely affect James Hardie or the James Hardie Group.
4.10 LONG-TERM NATURE OF THE PROPOSAL
Due to the long-term nature of the Proposal, it is possible that unforeseen events may result in one or more of the parties to the Final Funding Agreement (including James Hardie) wishing to renegotiate the terms and conditions of the Final Funding Agreement or any of the Related Agreements. Any amendments to the Final Funding Agreement in the future would require the consent of James Hardie, the NSW Government and the Trustee and therefore may not be achieved.
4.11 ABILITY TO RAISE CAPITAL
Although the Proposal is designed to improve the ability of James Hardie to access the capital markets, there is a risk that James Hardie’s ability to secure funding on acceptable commercial terms will be adversely affected as a result of the material funding obligations and complex arrangements with creditors under the Proposal. Those arrangements are reflected principally in the terms of the James Hardie Intercreditor Deed: see Part F, Section 2.2. In particular, if the Trustee (in its capacity as trustee of the Charitable Fund) or the NSW Government:
>	does not comply with its obligations under the James Hardie Intercreditor Deed;

>	states that it does not intend to comply with its obligations under the James Hardie Intercreditor Deed; or

>	takes any other action which manifests an intention not to comply with its obligations under the James Hardie Intercreditor Deed (in the case of the NSW Government, this may include adverse legislative or regulatory action),
James Hardie’s ability to raise finance on ordinary commercial terms may be adversely affected.
James Hardie’s Initial Lenders have approved the terms of the Final Funding Agreement and the James Hardie Intercreditor Deed.
It is possible that the form of the James Hardie Intercreditor Deed may not be acceptable to future potential lenders to James Hardie. Any amendment of the James Hardie Intercreditor Deed would require the consent of James Hardie, the NSW Government, the Trustee (in its capacity as trustee of the Charitable Fund) and the Guarantee Trustee and therefore may not be achieved. A failure to amend the James Hardie Intercreditor Deed where one or more lenders to the James Hardie Group has requested such a change may have an adverse effect on James Hardie’s ability to raise debt finance on ordinary commercial terms and continue to fund and grow its existing business.
4.12 REMAINING PRODUCT BANS AND BOYCOTTS NOT BEING LIFTED
The NSW Government publicly called for the lifting of bans and boycotts on James Hardie products on signing of the Heads of Agreement in December 2004. Under the Unions’ Deed of Release, each of the ACTU, UnionsNSW and a representative of Asbestos Diseases Groups will use their best endeavours to achieve the lifting of all bans and boycotts on James Hardie products. It has been agreed that these endeavours will be limited by the extent to which individuals and organisations which may have imposed those bans and boycotts can be influenced by each of the above parties.
Since the signing of the Final Funding Agreement, to James Hardie’s knowledge, almost all of the bans and boycotts have been removed. Even if the Proposal is implemented, there is no guarantee that any remaining bans and boycotts will be lifted, and James Hardie’s effective remedies against individuals or organisations imposing or observing such bans and boycotts may be limited.
4.13 RISK OF TAX CONDITIONS CEASING TO BE SATISFIED
James Hardie may elect to terminate the Final Funding Agreement if any of the following Tax Conditions cease to be satisfied for more than 12 months:
>	payments of the Funding Payments to the Trustee will be deductible to the James Hardie Group Taxpayer on the basis of Black Hole Deductibility for the purpose of determining the taxable income of the James Hardie Group Taxpayer;

>	the Funding Payments received by the Trustee of the Charitable Fund from the Performing Subsidiary will comprise corpus of a trust and so will not form part of the assessable income of the Trustee of the Charitable Fund as either ordinary or statutory income; and

>	the Funding Payments to be made by the Performing Subsidiary to the Trustee do not represent or comprise consideration for a taxable supply made by the Trustee.
However, James Hardie does not have a right to terminate the Final Funding Agreement if, among other things, the Tax Conditions cease to be satisfied as a result of the actions of a member of the James Hardie Group.
James Hardie will still have an obligation to make Funding Payments on an adjusted basis if the Tax Conditions
112 James Hardie Industries

PART E — IMPORTANT CONSIDERATIONS FOR SHAREHOLDERS
(other than those specified above) remain unsatisfied for more than 12 months, or Tax Conditions (other than those specified above) cease to be satisfied and the Trustee determines that it cannot meet all Trust Funded Liabilities for the next Financial Year without an Annual Payment.
If the Tax Conditions cease to be satisfied in a manner which does not permit James Hardie to terminate the Final Funding Agreement, James Hardie may be adversely affected. The extent of this adverse effect will be determined by the nature of the Tax Condition which has ceased to be satisfied. In these circumstances, the quantum of Funding Payments could significantly increase, subject to the operation of the Annual Cash Flow Cap.
4.14 DEPENDENCE UPON LEGISLATION
The Proposal is dependent upon legislation which has been enacted by the NSW Parliament. If this legislation is not enforceable, then the James Hardie Group may be significantly adversely affected.
5. MATTERS NOT AFFECTED BY THE PROPOSAL
5.1 NO CHANGES TO OPERATIONS OR IDENTITY OF THE JAMES HARDIE GROUP
The Proposal involves no changes to James Hardie or its Shareholders for most practical and operational purposes:
>	the Proposal does not require James Hardie to raise any new equity capital in order to implement the Proposal;

>	implementation of the Proposal will not, of itself, involve any change to the nature, scale or scope of James Hardie’s existing operations;

>	the Proposal will not change James Hardie’s primary stock exchange listing on the ASX, and it will continue to be subject to the ASX Listing Rules;

>	there will be no change to the identity of the Directors or senior management of James Hardie or the James Hardie Group as a result of the Proposal;

>	no change in its dividend practice is currently planned or envisaged as a result of the Proposal. The Directors will continue to determine the amount of the dividend, if any, every six months, having regard to the after-tax profits available, free cash flow and the reinvestment needs of the businesses;

>	there will be no change in ownership of the James Hardie Group or any effective change in the proportion of ownership as between Shareholders as a result of the Proposal; and

>	all Shareholders will have the same ownership interest in James Hardie as they have today and be able to trade James Hardie CUFS on the ASX and ADRs on the NYSE in the same way as trading takes place today.
6. WHAT HAPPENS IF THE PROPOSAL DOES NOT PROCEED?
This Section sets out the key consequences that may arise if the Proposal is not implemented or is subsequently terminated, and an alternative response to the asbestos-related liabilities of the Former James Hardie Companies is not able to be formulated on terms acceptable to all relevant stakeholders, including James Hardie, its Shareholders, the NSW Government and other Australian state and territory governments, unions, asbestos diseases groups and James Hardie’s Lenders.
If the Proposal does not proceed, the Directors and James Hardie management intend to continue to seek to find an alternative response to the estimated future funding shortfall.
James Hardie believes that if the Proposal (or a suitable alternative proposal) is not implemented, James Hardie, or one or more members of the James Hardie Group, could face liability on terms less advantageous than the terms of the Proposal.
Further, James Hardie believes that in such circumstances it would be likely that its Australian business could be materially and adversely affected as a result of, among other matters, legislative action by the NSW Government and perhaps the Australian Government and other Australian state or territory governments.
6.1 FINAL FUNDING AGREEMENT WILL NOT COME INTO EFFECT
If the conditions precedent to the Final Funding Agreement are not satisfied or waived by the parties thereto, the Final Funding Agreement will not become a legally binding agreement and the Trustee will not be in a position to provide funding on a long-term basis in respect of the Australian asbestos-related liabilities of the Former James Hardie Companies. The only conditions (apart from Shareholder approval) outstanding at the date of this document are conditions of a procedural nature, such as the receipt of legal opinions and confirmation from the parties that certain events have not occurred since the signing of the Final Funding Agreement.
If the conditions precedent are not satisfied or waived, the Directors and management of James Hardie will seek to take other action to respond to the estimated future funding shortfall with respect to the Former James Hardie Companies in a manner which is consistent with current investor and Australian community expectations, including reconsidering the alternatives described in Section 7 below.
James Hardie Industries 113

PART E — IMPORTANT CONSIDERATIONS FOR SHAREHOLDERS
6.2 DIMINISHING FUNDS TO MEET ASBESTOS-RELATED LIABILITIES OF THE FORMER JAMES HARDIE
COMPANIES
The funding available to the Former James Hardie Companies to meet their asbestos-related liabilities will continue to diminish and is expected to be exhausted in the first half of 2007. Unless an alternative source of funding becomes available, claimants against the Former James Hardie Companies will be adversely affected.
6.3 ADVERSE LEGISLATIVE ACTION
If the Proposal (or a suitable alternative proposal) is not implemented, the Australian Government, the NSW Government or other Australian state or territory governments are likely to seek to impose liability on the James Hardie Group for asbestos-related claims against the Former James Hardie Companies. If such legislation was passed and was determined to be enforceable against the James Hardie Group, James Hardie believes that such legislation would be likely to be less advantageous for James Hardie than the terms of the Proposal. Such legislation could be less advantageous in relation to the scope of claims covered, claims funding arrangements, and restrictions on James Hardie Group companies conducting business in Australia, or arrangements affecting the ownership or use of assets of the James Hardie Group.
It is also possible that other governments (whether in Australia or overseas) could seek to take adverse legislative action against James Hardie.
For a discussion of the threats of adverse legislative action which have already been made and issues surrounding enforceability of any legislation that may be passed or sought to be introduced, see Part B, Section 4.4.4.
6.4 INCREASED LITIGATION
If the Proposal (or a suitable alternative proposal) is not implemented, the net assets of the Former James Hardie Companies will continue to decline as claims are paid. As a result, members of the James Hardie Group could become the subject of increased litigation from claimants and other defendants who would otherwise have made claims against the Former James Hardie Companies.
Although it is difficult to predict the incidence or outcome of future litigation, in the absence of government action introducing legislation or a change in jurisprudence adopted in case law before the NSW Supreme Court and the Australian High Court, James Hardie believes that it is unlikely that such suits could be successfully asserted against James Hardie or its current subsidiaries.
This belief is based in part on the fact that:
>	following the transfers of Amaca and Amaba to the MRCF, and the transfer of ABN 60 to ABN 60 Foundation, none of these companies were part of the James Hardie Group;

>	the separateness of corporate entities under Australian and Dutch law;

>	the limited circumstances where “piercing the corporate veil” might occur under Australian and Dutch law; and

>	there is no equivalent under Australian common law to the US legal doctrine of “successor liability”, and because James Hardie has been advised that the principle applicable under Dutch law, to the effect that transferees of assets may be held liable for the transferor’s liabilities when they acquire assets at a price that leaves the transferor with insufficient assets to meet claims, is not triggered by the transfers of Amaca, Amaba and ABN 60 or the 2001 Reorganisation, or any previous group transaction.
The courts in Australia have generally refused to hold parent entities responsible for the liabilities of their subsidiaries absent a finding of fraud, agency, direct operational responsibility or the like. However, it is not possible to prevent litigants from making claims. As a result, even if the James Hardie Group was ultimately found not liable, defending such actions could be costly, time-consuming and distract management from running the core business.
6.5 NO RELEASES OR EXTINGUISHMENT OF LIABILITY
If the Proposal (or a suitable alternative proposal) is not implemented, it is likely that the NSW Government would suspend the operation of releases from civil liability applying to James Hardie, each member of the James Hardie Group, the Former James Hardie Companies and their respective present and past directors, officers, employees, advisers and agents under the Release Legislation.
This means that any causes of action which may have arisen in relation to these matters will remain. Although James Hardie is not aware that any of these causes of action would result in a material liability for the James Hardie Group, defending such actions could be costly, time consuming and distract management from running the core business.
114 James Hardie Industries

PART E — IMPORTANT CONSIDERATIONS FOR SHAREHOLDERS
6.6 OTHER NEGATIVE IMPACTS ON JAMES HARDIE
If the Proposal (or a suitable alternative proposal) is not implemented:
>	James Hardie’s corporate reputation is likely to be significantly damaged. This could affect James Hardie’s relationship with customers, investors, regulators, rating agencies, and other stakeholders;

>	James Hardie will have incurred costs of US$19.4 million (before tax) in developing the Proposal in response to the estimated future funding shortfall to the asbestos-related issues facing James Hardie in the period following the Jackson Commission to 30 September 2006, without producing any benefits for either sufferers of asbestos-related diseases or James Hardie;

>	the James Hardie share price may be adversely affected by uncertainties relating to the potential exposure to the asbestos-related liabilities of the Former James Hardie Companies;

>	the morale of employees may suffer, which may in turn affect operational performance of James Hardie’s businesses;

>	capital markets support for James Hardie may be significantly reduced. This may materially and adversely affect James Hardie’s ability to obtain debt or equity finance in the future; and

>	James Hardie’s business, particularly in Australia, may be adversely affected due to increased product bans and boycotts, negative press coverage and unfavourable consumer sentiment. Each of the ACTU, UnionsNSW and a representative of Asbestos Diseases Groups have agreed to use their best endeavours to achieve the lifting of all bans and boycotts on James Hardie products. These obligations are not conditional upon the Proposal being approved or implemented. Nevertheless, such organisations may be likely to take or seek to take action adverse to James Hardie in the event that the Proposal is not approved or implemented or is subsequently terminated.
7. OTHER OPTIONS CONSIDERED BY THE DIRECTORS
7.1 OPTIONS CONSIDERED
In deciding how best to respond to the estimated future funding shortfall in relation to the asbestos-related liabilities of the Former James Hardie Companies, the Directors considered a broad range of options, including those falling within the following categories:
>	options which did not necessarily involve contributing additional funding with respect to the Former James Hardie Companies;

>	non-intervention options where James Hardie would wait for its liability position to be resolved, whether through litigation, legislative intervention or other means; and

>	options to contribute additional funding for the benefit of claimants.
Of the options considered, the Directors concluded that options which did not address the estimated future funding shortfall facing the Former James Hardie Companies were neither acceptable nor viable. In addition, until this issue was resolved, the business and operation of the James Hardie Group would be subject to the risks outlined in Section 6 above. Options involving the contribution of additional funding were therefore preferred over other options.
Three options that received particular consideration were:
>	a private scheme based on the establishment of a new trust or a “public” scheme of arrangement endorsed by relevant governments, unions and groups representing the interests of claimants. This was proposed by James Hardie during the Jackson Commission hearings and publicly announced on 14 July 2004;

>	James Hardie acquiring the Former James Hardie Companies; and

>	a lump sum payment for the benefit of claimants.
James Hardie Industries 115

PART E — IMPORTANT CONSIDERATIONS FOR SHAREHOLDERS
7.2 EVALUATION
The Directors evaluated each option against a number of criteria, including:
>	ability to respond to the estimated future funding shortfall in relation to the asbestos-related liabilities of the Former James Hardie Companies in a manner which was consistent with current investor and Australian community expectations;

>	ability to maximise and protect Shareholder value;

>	ability to deliver a sustainable and affordable funding proposal that would allow James Hardie to fund and grow its business, make repayments of debt principal and make distributions to Shareholders;

>	certainty of execution; and

>	the implementation timeframe.
7.3 INDEPENDENT EXPERT’S RECOMMENDATION
The Directors have had regard to the fact that the Independent Expert has concluded that the proposal is in the best interests of James Hardie and its enterprise as a whole.
7.4 OUTCOME AND CONCLUSIONS
On 14 July 2004, James Hardie issued a statement, as part of its submission to the Jackson Commission, announcing that it would recommend that its Shareholders approve the provision of additional funding to enable an effective statutory scheme to compensate relevant claimants against the Former James Hardie Companies.
Following the outcome of the Jackson Commission and the statement by the NSW Government that a scheme would not be acceptable to it, the Directors adopted the option of a negotiated settlement with the NSW Government, the ACTU, UnionsNSW and a representative of Asbestos Diseases Groups.
This negotiated settlement forms the basis of the Proposal. The Directors believe that on balance the benefits expected to be derived by the James Hardie Group from the implementation of the Proposal outweigh the expected disadvantages and risks of the Proposal, and that the Proposal represents the best option available of those identified at this time to respond to the asbestos-related issues facing James Hardie.
8. DIRECTORS’ RECOMMENDATION
8.1 RECOMMENDATION
The Directors of the Joint Board, the Supervisory Board and Managing Board unanimously recommend that Shareholders vote in favour of the Proposal. For more detail concerning the board structure of James Hardie, see Section 8.3.
8.2 PRINCIPAL REASONS FOR RECOMMENDATION
The Directors believe that the Proposal responds to the estimated future funding shortfall facing the Former James Hardie Companies, and is consistent with current investor and Australian community expectations. In developing the Proposal, James Hardie has sought to align the interests of James Hardie’s shareholders and Claimants with the future success of James Hardie over the period of the Final Funding Agreement. In addition, the Directors believe that the Proposal will result in the following key benefits for the James Hardie Group:
>	limits the annual amount payable by the James Hardie Group under the Proposal to a maximum cap of 35% of the Free Cash Flow;

>	limits the amounts payable by the James Hardie Group with respect to the liabilities of the Former James Hardie Companies to exclude all liabilities other than Australian asbestos-related personal injury claims and associated costs;

>	no recourse to any member of the James Hardie Group in relation to any liabilities of the Former James Hardie Companies other than the funding obligations to the Trustee arising under the Proposal; and

>	substantially reduces the risk that the NSW Government, or the Australian Government and/or one or more other Australian state or territory governments, will seek to impose liability on one or more members of the James Hardie Group (and in particular, the Australian members of the James Hardie Group), or take other possible action against them, in respect of the asbestos-related liabilities of the Former James Hardie Companies on terms that may be less advantageous (and potentially significantly less advantageous) to the James Hardie Group than those under the Proposal.
In addition, the Independent Expert has concluded that the Proposal is in the best interests of James Hardie and its enterprise as a whole.
116 James Hardie Industries

PART E — IMPORTANT CONSIDERATIONS FOR SHAREHOLDERS
8.3 BOARD STRUCTURE OF JAMES HARDIE
James Hardie has a three tiered board structure consisting of a Supervisory Board, Managing Board and a Joint Board. In The Netherlands, a two tier board structure, with a managing board (comprised of managing or executive directors) and a supervisory board (comprised of non-executive directors) is common. Because the majority of companies listed on the ASX have a board of directors comprising both executive and non-executive directors, James Hardie’s board structure also includes a Joint Board comprising all of the Supervisory Board directors and the Chairman of the Managing Board.
The Supervisory Board comprises only non-executive Directors, and is responsible for advising on and supervising the policy pursued by the Managing Board and the general course of affairs of James Hardie and the business enterprise which it operates.
The Managing Board currently consists of three executive officers and is responsible for managing James Hardie under the supervision of the Supervisory Board. Its functions therefore include overseeing James Hardie’s general affairs, operations, and finance, including treasury.
The Joint Board is responsible for overseeing the general course of affairs of James Hardie, approving the overall strategy set by the Managing Board and monitoring James Hardie’s performance.
8.4 MEMBERS OF SUPERVISORY BOARD AND MANAGING BOARD
As at the date of this document, the members of the Supervisory Board are:
>	Meredith Hellicar (Chairman);

>	John Barr (Deputy Chairman);

>	Michael Brown;

>	Michael Gillfillan;

>	James Loudon; and

>	Donald McGauchie.
Also as at the date of this document, the members of the Managing Board are:
>	Louis Gries (Chairman);

>	Russell Chenu (Chief Financial Officer); and

>	Benjamin Butterfield (General Counsel).
At the date of this document, the relevant interests of the Directors in James Hardie securities are as follows:
DIRECTORS OF JAMES HARDIE SUPERVISORY BOARD

	James Hardie	James Hardie
	Shares	Options

Meredith Hellicar	14,954	Nil
John Barr	23,605	Nil
Michael Brown	14,727	Nil
Michael Gillfillan	54,727	Nil
James Loudon	6,355	Nil
Donald McGauchie	9,569	Nil
DIRECTORS OF JAMES HARDIE MANAGING BOARD

	James Hardie	James Hardie
	Shares	Options

Louis Gries	127,675	2,985,544
Russell Chenu	15,000	308,000
Benjamin Butterfield	Nil	621 ,000
James Hardie Industries 117

PART E — IMPORTANT CONSIDERATIONS FOR SHAREHOLDERS
8.5 DIRECTORS’ RECOMMENDATION PROCEDURE
Because the Release Legislation and the NSW Government Deed of Release grant releases from any civil liability to current directors of James Hardie who were directors, officers or advisers of ABN 60 or James Hardie at the time of the Relevant Matters, certain Directors who were directors of James Hardie at the time those events took place, took no part in any decision relating to, nor were they involved in the negotiations relating to the Release Legislation.
All of the Supervisory Board directors were directors, officers or advisers of James Hardie or ABN 60 at the time of one or more of the Relevant Matters, except for Mr John Barr and Mr Donald McGauchie. None of the directors of the Managing Board were directors or officers of James Hardie or ABN 60 at the time of the Relevant Matters, except Mr Louis Gries. As far as the Joint Board is concerned, all directors, except for Mr John Barr and Mr Donald McGauchie, were directors or officers of James Hardie or ABN 60 at the time of one or more of the Relevant Matters.
James Hardie implemented measures which ensured that the decision making processes of the boards described above were made in accordance with provisions in the Dutch Civil Code, the Dutch Corporate Governance Code and the Articles of Association (present and amended) in order to be valid, binding and enforceable, notwithstanding the historic involvement of the Directors described above.
Those Directors with a potential conflict of interest have been excluded from deliberating or voting with respect to those specific matters which may give rise to the potential conflict. However, James Hardie has also taken steps to enable all Directors to participate in the decision-making process in relation to the Proposal as a whole, and the unanimous recommendation by Directors to vote in favour of the proposal.
118 James Hardie Industries

Part F
Additional
Information
James Hardie Industries 119

PART F — ADDITIONAL INFORMATION
1. OTHER ASPECTS OF THE FINAL FUNDING AGREEMENT
Copies of the Final Funding Agreement and the Related Agreements can be found on James Hardie’s website at www.ir.jameshardie.com.au.
1.1 CONSEQUENCES OF A WIND-UP EVENT
1.1.1 Introduction
The Final Funding Agreement provides that, in the event that James Hardie suffers a Wind-Up Event during the Term, the Performing Subsidiary’s funding obligations, and James Hardie’s guarantee obligations, will become immediately due and payable and will be deemed, to the extent permitted by law, to equal a lump sum amount (the “Wind-Up Amount”).
The events which comprise a Wind-Up Event are described in Section 1.1.2. The basis on which the Wind-Up Amount is calculated as described in Section 1.1.3.
The provisions of the Final Funding Agreement and Related Agreements relating to Wind-Up Events are subject to the operation of applicable insolvency and bankruptcy laws. For further details, see Section 1.1.6.
1.1.2 Events triggering a Wind-Up Event
A Wind-Up Event will occur if:
>	a final court order is entered to the effect that James Hardie is to be wound up or declared bankrupt;

>	a liquidator (excluding a provisional liquidator) is appointed and the appointment is not subsequently terminated;

>	a court declaration of bankruptcy is made and such declaration is not subsequently withdrawn, struck out, dismissed, vacated, or reversed;

>	James Hardie is dissolved under Dutch law (ontbinding) or the law of any other jurisdiction;

>	James Hardie is declared bankrupt under Dutch law (faillissement);

>	the liquidation of all or substantially all of James Hardie’s assets occurs with the intention of James Hardie distributing the proceeds to creditors or Securityholders, or a final order directing or requiring such a liquidation is made or entered or deemed to have been made or entered by any court of competent jurisdiction (other than where the acquirer of all or substantially all of such assets has by deed of accession become bound to observe all the obligations of James Hardie in relation to the Proposal);

>	a final order for relief is entered or is deemed to have been entered in relation to James Hardie under Chapter 7 or a plan of reorganization is confirmed under Chapter 11 of the US Bankruptcy Code which, when implemented, will result in the Liquidation (as described above); or

>	any comparable action occurs under the law of any competent jurisdiction which has substantially the same effect as the above paragraphs.
For these purposes, a court order is only final once any timely-commenced proceeding for review of such an order has been concluded without such order being subsequently dismissed, withdrawn, struck out, vacated, or reversed, and the time for commencing any further proceeding for review or appeal of such order has expired.
A Wind-Up Event can only occur where such events arise in relation to James Hardie. A Wind-Up Event will not arise if any Insolvency Event, Liquidation or any of the other events described above occurs in relation to any subsidiary of James Hardie, including the Performing Subsidiary. The other consequences arising in the event that the Performing Subsidiary suffers an Insolvency Event are described in Part C, Section 8.2.2.
The NSW Government may, by giving notice to James Hardie at any time, elect to treat a Wind-Up Event as not resulting in the acceleration and crystallisation of the funding obligations and of James Hardie’s obligations under the James Hardie Guarantee, and to treat any Wind-Up Amount as ceasing to be payable. If the NSW Government makes such an election, the Performing Subsidiary and James Hardie will retain their respective obligations to make, and to guarantee the payment of, the funding obligations as though the Wind-Up Event had not occurred, and, in such a case, the Trustee’s rights to prove its claims and vote at any meeting of creditors of James Hardie following a Wind-Up Event will be assessed according to the applicable insolvency and bankruptcy laws of the relevant jurisdiction or jurisdictions governing the Wind-Up Event.
1.1.3 Calculation of Wind-Up Amount
In summary, the Wind-Up Amount is an amount to be calculated at the time the Wind-Up Event occurs and is equal to the Term Central Estimate as last published at the time such an event occurs, adjusted to take into account the net assets of the Trustee and the Former James Hardie Companies and payments made to the Trustee by the Performing Subsidiary since the date the Term Central Estimate was calculated.
Specifically, the Wind-Up Amount is calculated in accordance with the following formula:
TCE — (Trust Assets — Trust Liabilities + Further Payments)
where:
TCE means the Term Central Estimate as reported in the most recently published Annual Actuarial Report at the time of the Wind-Up Event;
Trust Liabilities means the value of the liabilities of the Trust and the Former James Hardie Companies as reported in the audited financial statements of those entities as at the date to which the Annual Actuarial Report referred to in the Term Central Estimate was prepared, but does not include any asbestos-related liabilities;
Trust Assets means the value of the assets of the Trustee and the Former James Hardie Companies as reported in the audited financial statements of those entities as at the date to which the Annual Actuarial Report referred to in the Term Central Estimate was prepared, but does not include any assets included in that calculation of the Term Central
120 James Hardie Industries

PART F — ADDITIONAL INFORMATION
Estimate; and
Further Payments means the sum of all payments received by the Trustee from the Performing Subsidiary or any other member of the James Hardie Group since the date to which the Annual Actuarial Report referred to in the Term Central Estimate was prepared.
The Wind-Up Amount is calculated without regard to the Annual Cash Flow Cap applicable to the calculation of Annual Payments described in Part C, Section 3.1.3. By way of contrast, the likely future operation of the Annual Cash Flow Cap is taken into account in determining the Reconstruction Amount notionally payable upon a Reconstruction Event as described in Section 1.2.3. This is the principal difference between the manner of calculation of the Wind-Up Amount and the Reconstruction Amount.
The Wind-Up Amount will be determined by the Approved Auditor and is due and payable immediately upon a Wind-Up Event occurring.
If a Wind-Up Event occurs and the Wind-Up Amount becomes due and payable, then unless the NSW Government makes the election described in Section 1.1.2, the obligation of the Performing Subsidiary to pay the Wind-Up Amount will replace its obligations to make Annual Payments or any other Funding Payments which would otherwise have become due and payable under the Final Funding Agreement.
The Final Funding Agreement provides that the Trustee (in its capacity as trustee of the Charitable Fund) will be entitled to seek to vote and prove for the Wind-Up Amount in any meeting of creditors of James Hardie following a Wind-Up Event. However, the Trustee’s exercise of such rights is subject to the terms of the James Hardie Intercreditor Deed, as explained further in Section 2.2.
1.1.4 Rights of the Trustee subordinated to Lenders
As a result of the intercreditor arrangements, if a Wind-Up Event occurs and the Wind-Up Amount is ever recoverable against James Hardie, that amount would be required to be paid over by the Trustee (in its capacity as trustee of the Charitable Fund) to the Guarantee Trustee for the benefit of the Lenders unless or until such Lenders’ claims have been satisfied in full.
1.1.5 Control of Trustee board where a Wind-Up Event occurs
If a Wind-Up Event occurs, it is likely that James Hardie will lose or have lost control of the composition and voting arrangements of the Trustee board. Further, the NSW Government is entitled directly to enforce the provisions of the Final Funding Agreement relating to Wind-Up Events. These matters are explained further in Part C, Sections 2.4 and 8.3.
1.1.6 Potential modification of insolvency and bankruptcy laws
The provisions of the Final Funding Agreement and Related Agreements relating to Wind-Up Events are subject to the operation of applicable insolvency and bankruptcy laws in the jurisdiction or jurisdictions in which the Wind-Up Event occurs or is deemed to have occurred.
The operation of such laws may modify, qualify, negate or prevent the existence or exercise of the rights of the Trustee or the NSW Government described in Part C, Section 8. James Hardie has not provided any assurance to the Trustee or to the NSW Government as to the enforceability of such provisions in the event any Wind-Up Event occurs. Nevertheless, as a result of the express agreement of the parties to the Final Funding Agreement to the arrangements summarised in this Section 1.1, it is possible that if a Wind-Up Event occurs in relation to James Hardie, the Trustee could become entitled to recover a greater amount with respect to future Annual Payments than it might otherwise have recovered in the absence of such express provisions.
1.2 CONSEQUENCES OF A RECONSTRUCTION EVENT
1.2.1 Introduction
In addition to the arrangements described in Section 1.1 in relation to a Wind-Up Event of James Hardie, the Final Funding Agreement provides that if James Hardie undergoes a Reconstruction Event during the Term, then, solely for the purposes of determining the Trustee’s voting power in connection with any creditor’s vote or meeting, the Performing Subsidiary’s funding obligations and James Hardie’s obligations under the James Hardie Guarantee will accelerate and crystallise and will be deemed, to the extent permitted by law, to equal a lump sum amount (the “Reconstruction Amount”).
The events which comprise a Reconstruction Event are described in Section 1.2.2. The basis on which the Reconstruction Amount is calculated is described in Section 1.2.3.
1.2.2 Events triggering a Reconstruction Event
A Reconstruction Event will be deemed to occur if:
(a)	a meeting of James Hardie’s creditors is summoned, or a court order is obtained to do so, for the purpose of considering any scheme or plan of arrangement for reconstruction or compromise with its creditors;

(b)	a voluntary case is commenced, or a final order for relief is entered under Chapter 11 of the US Bankruptcy Code, in relation to James Hardie;

(c)	James Hardie makes a filing for a suspension of payments under Dutch law, provided that the court grants the provisional suspension of payments; or

(d)	any comparable event under the laws of any other jurisdiction occurs having substantially the same effect as the orders described in the paragraphs above.
However, neither the Trustee nor the NSW Government (either acting alone or with others) can trigger a Reconstruction Event because, if either of those parties causes any of the events described in the above paragraphs to occur, the event will not comprise a Reconstruction Event and the Reconstruction Amount will not be payable.
James Hardie Industries 121

PART F — ADDITIONAL INFORMATION
1.2.3 Calculation of Reconstruction Amount
In summary, the Reconstruction Amount is calculated in the same manner as the Wind-Up Amount described in Section 1.1.3, but will usually be subject to further discounting having regard to the likely future operation of the Annual Cash Flow Cap described in Part C, Section 3.3.
Specifically, the Reconstruction Amount is calculated in accordance with the following formula:
Reconstruction Amount = TCE — C — (Trust Assets — Trust Liabilities + Further Payments)
where:
TCE, Trust Assets, Trust Liabilities and Further Payments have the same meaning, and are calculated in the same manner, as described in the calculation of the Wind-Up Amount in Section 1.1.3 above; and
C means the amount by which the Term Central Estimate exceeds the present value of all Annual Payments that are due at the time of the Reconstruction Event or would have become due pursuant to the Final Funding Agreement, having regard to the operation of the Annual Cash Flow Cap and calculated by reference to the projected Free Cash Flow of James Hardie as estimated following the Reconstruction Event. For the purposes of determining this amount, the present value of future Annual Payments is determined by reference to the discount rate used in the calculation of TCE, plus five percentage points.
However, as an anti-avoidance measure, C will be deemed to be equal to zero if James Hardie commences bankruptcy proceedings under the US Bankruptcy Code which result in the occurrence of a Reconstruction Event, and the amount of the Trustee’s claim is required to be determined in order for the Trustee to prove or vote that claim to permit the Trustee to participate in a vote of creditors, and James Hardie fails to provide the information required in order to permit such a determination to be made.
For the purposes of calculating the Reconstruction Amount, the value of the Trust Assets and the Trust Liabilities will be confirmed by the Approved Auditor, and provision is made for C to be verified by an Independent Valuation Expert where the Trustee or the NSW Government elect for that amount to be independently confirmed.
1.2.4 Reconstruction Amount is triggered for voting purposes only
The provisions of the Final Funding Agreement relating to Reconstruction Events are designed solely to facilitate the Trustee participating as a material creditor in any vote of creditors of James Hardie in connection with any Reconstruction Event, by avoiding a circumstance where the Trustee’s claim fails to be recognised or is materially discounted by foreign bankruptcy courts. The arrangements are further designed to ensure that once the Trustee has been able to participate in such a vote of creditors in connection with the Reconstruction Event, or that event is otherwise resolved, the Trustee will not be entitled to seek to recover the Reconstruction Amount.
To implement these principles, the Final Funding Agreement provides that the Reconstruction Amount immediately ceases to be payable, and the funding obligations and the guaranteed obligations immediately cease to be subject to any acceleration and crystallisation, if:
>	the order constituting the Reconstruction Event is entered or made (or deemed to have been entered or made) and is subsequently struck out, dismissed, reversed, withdrawn or otherwise comes to an end. If the Reconstruction Event occurred as a result of James Hardie filing for suspension of payments under Dutch law and the court has granted the provisional suspension of payments to James Hardie, then James Hardie must also have emerged from the suspension without a Reconstruction Plan being accepted by the creditors and approved by the court, and without being declared bankrupt;

>	the meeting of creditors of the kind described in paragraph (a) or (d) of the definition of Reconstruction Event that constitutes the Reconstruction Event is convened and the meeting is held or is cancelled or is otherwise vacated; or

>	any vote of creditors due to occur following that Reconstruction Event (other than a Reconstruction Event occurring as a result of a voluntary case being commenced, or a final order for relief being entered, under Chapter 11 of the US Bankruptcy Code, or as a result of James Hardie having filed for suspension of payments under Dutch law and the order having been entered under Dutch law) to determine any compromise, plan or distribution occurs, is cancelled or is otherwise permanently vacated or rendered invalid.
Under Dutch law as at the date of this document, only James Hardie can initiate a court action to seek the orders from a Dutch court as described above in Section 1.2.2(c).
Further, under US law, ordinarily it is the debtor (in the present case, James Hardie) which seeks protection from creditors by voluntarily filing a petition with the US Bankruptcy Court under Chapter 11 of the US Bankruptcy Code, which automatically results in the entry of an order for relief.
As a result, the consequences arising in this Section 1.2 generally comprise matters to be taken in to account by James Hardie if it ever considered whether to seek protection from its creditors under Dutch or US law.
1.2.5 Voting on a Reconstruction Plan
In return for agreeing to the arrangements described above, James Hardie has secured the agreement of the Trustee as to the exercise of voting rights exercisable by the Trustee in connection with any proposed meeting or composition with creditors, plan of arrangement, plan of reorganisation, or other restructuring for James Hardie in connection with any Reconstruction Event (“Reconstruction Plan”) proposed following a Reconstruction Event. Each of the Trustee and the
122 James Hardie Industries

PART F — ADDITIONAL INFORMATION
NSW Government has agreed that all voting rights conferred upon the Trustee and the NSW Government arising out of the Final Funding Agreement or the James Hardie Guarantee will be exercised in respect of any Reconstruction Plan so as to vote in favour of the Reconstruction Plan if:
>	James Hardie or any entity (the “Reorganised Debtor”) which, pursuant to and upon the effective date of a restructuring transaction (including a plan of reorganisation confirmed under Chapter 11 of the US Bankruptcy Code, but not a transaction approved by the court pursuant to Section 363 of the US Bankruptcy Code) occurring in connection with a Reconstruction Event (i) acquires or undertakes the whole or a substantial part of the business or assets of James Hardie or the James Hardie Group, or (ii) consolidates, merges, or engages in another similar transaction, with James Hardie or the James Hardie Group as a part of the restructuring transaction occurring in connection with a Reconstruction Event, would not be Insolvent;

>	the implementation of the Reconstruction Plan would not result in a Liquidation of James Hardie or the Reorganised Debtor;

>	the Final Funding Agreement, the James Hardie Guarantee and each other Related Agreement would continue to bind all parties to them (or in the case of a Reorganised Debtor, that Reorganised Debtor), provided that any termination of the James Hardie Intercreditor Deed will not result in this requirement failing to be satisfied; and

>	ignoring any effect of the James Hardie Intercreditor Deed, the Reconstruction Plan would not operate so as to discriminate between the claims of the Trustee (in its capacity as trustee of the Charitable Fund) and the claims of the Lenders in a manner that is adverse to the claims of the Trustee.
1.2.6 Rights of the Trustee subordinated to Lenders
As a result of the intercreditor arrangements, if a Reconstruction Event occurs and the Reconstruction Amount is ever recoverable against James Hardie, that amount would be required to be paid over to the Guarantee Trustee for the benefit of the Lenders unless or until such Lender’s claims have been satisfied in full. See Section 2.2
1.2.7 Control of Trustee board where a Reconstruction Event occurs
If a Reconstruction Event occurs, it is likely that James Hardie will lose or have lost control of the composition and voting arrangements of the Trustee board. Further, the NSW Government is entitled directly to enforce the provisions of the Final Funding Agreement relating to Reconstruction Events. These matters are explained in Part C, Sections 2.4 and 8.3.
1.2.8 Potential modification of insolvency and bankruptcy laws
The provisions of the Final Funding Agreement and Related Agreements relating to Reconstruction Events are subject to the operation of applicable insolvency and bankruptcy laws in the jurisdiction or jurisdictions in which the Reconstruction Event occurs or is deemed to have occurred. The operation of such laws may modify, qualify, negate or prevent the existence or exercise of the rights of the Trustee or the NSW Government described in Part C, Section 8. James Hardie has not provided any assurance to the Trustee or to the NSW Government as to the enforceability of such provisions in the event any Reconstruction Event occurs. Nevertheless, as a result of the express agreement of the parties to the Final Funding Agreement to the arrangements summarised in Part C, Section 8, it is possible that, if a Reconstruction Event occurs in relation to James Hardie, the Trustee could become entitled to exercise greater voting rights in connection with a Reconstruction Plan, and be in a position to obtain or require greater entitlements under such a Reconstruction Plan, than it might otherwise have obtained or been entitled to receive in the absence of such express provisions.
1.3 ADJUSTMENT MECHANISM — OVERLAPPING SCHEMES
If another Australian government (other than the NSW Government) introduces an Overlapping Scheme, or takes adverse legislative or regulatory action against any member of the James Hardie Group, the Trustee or the Former James Hardie Companies, the payment obligations of the Performing Subsidiary and James Hardie under the Final Funding Agreement and the Related Agreements will be adjusted to ensure that the James Hardie Group’s present and future liabilities with respect to Proven Claims are not increased as a result of the Overlapping Scheme.
An Overlapping Scheme:
>	is a scheme introduced by another Australian government;

>	provides for payment of compensation, or provides benefits for which the common law would provide compensation, to some or all Claimants (the “Relevant Claimants”) for what would, if brought against a Former James Hardie Company or a member of the James Hardie Group, constitute a Personal Asbestos Claim (the “Relevant Claims”); and

>	requires James Hardie, another member of the James Hardie Group, the Trustee or any Former James Hardie Company to make payments under the scheme to the Relevant Claimants or to contribute to a person designated under the scheme to receive payments on account of liabilities imposed under the scheme for the purpose of compensating the Relevant Claimants for Relevant Claims (the “Relevant Liabilities”).
In these circumstances, the Final Funding Agreement provides that the following adjustments will be made:
>	all payments of Relevant Liabilities made by a member of the James Hardie Group under the Overlapping Scheme will be treated as though they had been received by the Trustee and had increased the net
James Hardie Industries 123

PART F — ADDITIONAL INFORMATION
assets of the Trustee by that amount (and earned income for each Financial Year at the discount rate published by the Approved Actuary in the Annual Actuarial Report in relation to that Financial Year); and

>	any Relevant Liabilities incurred but unpaid by the Former James Hardie Companies or the Trustee under the Overlapping Scheme will be ignored in determining the net assets of the Former James Hardie Companies and the Trustee and any payments of Relevant Liabilities will be added back to the net assets of the relevant Former James Hardie Company or the Trustee, as applicable (as though the net assets were never reduced by the amount of such payments).
The adjustment mechanism will also apply if an Other Government takes any adverse legislative or regulatory action which, had it been taken by the NSW Government, would have resulted in the NSW Government breaching its obligations under the Final Funding Agreement (see Part C, Section 7.1). In these circumstances, at the later of six months after the date James Hardie has notified the NSW Government of such legislative or regulatory action by such Other Government or the possibility or proposal that such action (or some generally similar action) might or would be taken by such Other Government, and the date and the time such application would have occurred, the Relevant Liabilities shall be the additional liabilities incurred by members of the James Hardie Group, the Trustee or the Former James Hardie Companies as a result of such action.
The parties to the Final Funding Agreement have agreed to negotiate in good faith to make such modifications to the terms of the Final Funding Agreement and the Related Agreements (and the NSW Government agrees to use its best endeavours to amend the Transaction Legislation and the Release Legislation) as are reasonably necessary to ensure that the liability of the James Hardie Group, the Trustee and the Former James Hardie Companies in connection with Personal Asbestos Claims (having regard to liabilities arising under the Transaction Documents and the Relevant Liabilities under the Overlapping Scheme) is not increased as a result of the implementation and operation of the Overlapping Scheme. Once these arrangements are implemented, the adjustment mechanism outlined above will cease to operate.
If James Hardie, another member of the James Hardie Group, the Trustee or any Former James Hardie Company wishes to participate in a similar scheme on a voluntary basis, then the parties to the Final Funding Agreement have agreed to negotiate in good faith to determine what modifications (if any) should be made to the terms of the Final Funding Agreement, the Related Agreements, the Transaction Legislation and the Release Legislation in respect of the funding arrangements and the management of claims to give appropriate recognition to the scheme of the Other Government and to reflect the fact that Relevant Claimants will be compensated for Relevant Claims under the scheme instead of under the funding arrangements under the Final Funding Agreement. However, unless the parties reach agreement on the modifications, if any, and those modifications (including to the Transaction Legislation and the Release Legislation) (if any) are made, no adjustment shall be made to the obligations of James Hardie or the Performing Subsidiary under the Final Funding Agreement or any Related Agreement even if James Hardie Group, elects to make payments under the scheme.
2. SUMMARIES OF OTHER MATERIAL AGREEMENTS
2.1 JAMES HARDIE GUARANTEE
The parties to the James Hardie Guarantee are James Hardie, the Trustee and the NSW Government. References to the Trustee in this Section 2.1 are references to the Trustee in its capacity as trustee of the Charitable Fund. The James Hardie Guarantee is governed by the laws of The Netherlands and the parties submit to the exclusive jurisdiction of the courts of Amsterdam.
Under the James Hardie Guarantee, James Hardie:
>	irrevocably and unconditionally guarantees to the Trustee the performance of the Performing Subsidiary’s payment obligations under the Final Funding Agreement; and

>	agrees to pay to the Trustee all costs and expenses incurred by the Trustee in protecting or enforcing its rights under the James Hardie Guarantee and all costs and damages incurred by the Trustee as a result of the Performing Subsidiary failing to fulfil a payment obligation under the Final Funding Agreement when due.
If the Performing Subsidiary fails to make a payment to the Trustee under the Final Funding Agreement, James Hardie will be obliged to make the payment on demand by the Trustee under the James Hardie Guarantee. The Trustee may make a demand under the James Hardie Guarantee in respect of an Annual Payment only if the Performing Subsidiary has been in default in respect of that payment for a period of 40 days, provided that certain conditions are continuously satisfied for the duration of that period (including among other conditions, James Hardie not becoming Insolvent at any time during that period). If the applicable conditions remain satisfied at the expiry of the 40 day period, and if in the opinion of the Trustee and the NSW Government (acting reasonably) there is a reasonable prospect of James Hardie or the Performing Subsidiary paying the outstanding amount within a further period of 50 days, the initial grace period will be extended by up to a further 50 days so long as the applicable conditions continue to be satisfied.
The NSW Government is entitled directly to enforce the obligations of James Hardie to the Trustee under the James Hardie Guarantee, subject to the terms of the Final Funding Agreement which govern enforcement action by the NSW Government (as described in Part C, Section 8.3.8).
124 James Hardie Industries

PART F — ADDITIONAL INFORMATION
2.2 INTERCREDITOR DEEDS
2.2.1 Term of the Intercreditor Deeds
The Proposal involves two Intercreditor Deeds:
>	the James Hardie Intercreditor Deed will be entered into by the NSW Government, the Trustee, James Hardie and AET Structured Finance Services Pty Limited, as trustee for the James Hardie Group’s nominated lenders (known as the “Guarantee Trustee”). The James Hardie Intercreditor Deed imposes “turnover” obligations on the Trustee and the NSW Government with respect to amounts paid by James Hardie under the James Hardie Guarantee in an Insolvency of James Hardie for the benefit of nominated lenders to the James Hardie Group; and

>	a second intercreditor deed will be entered into by the NSW Government, the Trustee, the Performing Subsidiary and the Guarantee Trustee (acting in a separate capacity as trustee for the Performing Subsidiary’s nominated lenders). The second intercreditor deed imposes turnover obligations on the Trustee and the NSW Government with respect to amounts paid by the Performing Subsidiary under the Final Funding Agreement in an Insolvency of the Performing Subsidiary for the benefit of nominated lenders to the Performing Subsidiary.
References to the Trustee in this Section 2.2 are references to the Trustee in its capacity as trustee of the Charitable Fund. The terms of the second intercreditor deed will be on substantially the same terms as the James Hardie Intercreditor Deed. In this Section 2.2, the terms of the James Hardie Intercreditor Deed only are summarised.
2.2.2 Beneficiaries of the James Hardie Intercreditor Deed
The undertakings of the Trustee and the NSW Government contained in the James Hardie Intercreditor Deed are given for the benefit of those of James Hardie’s lenders who are nominated by James Hardie in accordance with the deed (“Financiers”). A Financier may enforce the James Hardie Intercreditor Deed even though it is not a party to it.
Subject to certain exceptions noted below, any person who provides any form of financial accommodation to James Hardie, or another member of the James Hardie Group whose indebtedness has been guaranteed by James Hardie, may be nominated in writing by James Hardie under the James Hardie Intercreditor Deed and thereby obtain the benefit of the deed as a Financier, provided that such financial accommodation is classified as debt or borrowings in James Hardie’s financial statements.
Financiers under the James Hardie Intercreditor Deed may include (among others) the providers of loan and/or letter of credit facilities, derivative counterparties and participants in debt capital markets issues. They may not include:
(a)	trade creditors;

(b)	a person who has provided any debt on terms that it is to be subordinated to debts owed to the Trustee;

(c)	a person who has provided any debt or other borrowing which arises pursuant to a derivative:
>	relating to equity interests in a member of the James Hardie Group; or

>	which is recognised as equity under applicable accounting standards;
(d)	a member of the James Hardie Group;

(e)	a person who is or becomes a creditor in respect of an amount owing to that person in its capacity as a shareholder of James Hardie or another member of the James Hardie Group otherwise than on arm’s- length terms;

(f)	any person who provides financial accommodation to a Controlled Entity of the James Hardie Group and receives the benefit of a guarantee or indemnity (or other covenant to secure the satisfaction of any payment or obligation) given by a James Hardie Group member (other than James Hardie), where there is no Cross Guarantee provided to the Trustee by that James Hardie Group member on substantially the same terms as the James Hardie Guarantee; and

(g)	any person who acquires the rights, as a creditor, of any person referred to above or their assignees.
For avoidance of doubt, if a person has acceded as a Financier in relation to a particular debt or borrowings in accordance with the James Hardie Intercreditor Deed (“Qualifying Debt”) and separately has provided financial accommodation falling within paragraph (f) above (“Non-Qualifying Debt”):
>	that lender will only be excluded from the benefit of the James Hardie Intercreditor Deed in respect of the Non-Qualifying Debt and will continue to be a Financier in respect of the Qualifying Debt; and

>	if that person waives or releases any rights it may have under any guarantee or indemnity within the description of paragraph (f), then to the extent that lender was excluded, that lender will cease to be an excluded lender in respect of the relevant financial accommodation.
If the Final Funding Agreement comes into effect, James Hardie does not expect that a cross-guarantee will have been provided, or will be required to be provided, to the Trustee by a James Hardie Group Member (other than James Hardie) on substantially the same terms as the James Hardie Guarantee.
2.2.3 Duration of the James Hardie Intercreditor Deed
The James Hardie Intercreditor Deed will continue in force for the Term.
2.2.4 Terms of the James Hardie Intercreditor Deed
2.2.4.1 Turnover provisions
For the purposes of the James Hardie Intercreditor Deed:
>	Finance Money Debt means all amounts that James Hardie may become liable to pay the Financiers in connection with financial accommodation provided
James Hardie Industries 125

PART F — ADDITIONAL INFORMATION
to James Hardie or under guarantees James Hardie has given the Financers in respect of the financial accommodation they have provided to other members of the James Hardie Group; and

>	Compensation Debt means all amounts that James Hardie may become liable to pay to the Trustee under the James Hardie Guarantee.
The James Hardie Intercreditor Deed will not affect the status or ranking of the Compensation Debt as against the Finance Money Debt or any of James Hardie’s other debts. James Hardie has received legal advice that, under Dutch law, the Trustee’s claims against James Hardie under the James Hardie Guarantee will rank as ordinary unsecured claims in an Insolvency of James Hardie.
The Trustee and the NSW Government agree that, if James Hardie becomes Insolvent, any amounts recovered by the Trustee or the NSW Government in respect of the Compensation Debt will be held by them on trust for the Financiers and must be paid (or turned over):
>	first, to the Guarantee Trustee, to satisfy the Finance Money Debt which remains owing by James Hardie to the Financiers; and

>	secondly, to the extent of any amount remaining after payment of the Finance Money Debt in full, to the Trustee to satisfy the Compensation Debt.
An “Insolvency” includes James Hardie:
>	admitting in writing its inability to pay its debts generally as they become due;

>	filing a petition with any court in The Netherlands in relation to its bankruptcy (faillissement) or seeking an order for a suspension of payments (surseance van betaling);

>	filing or consenting, by answer or otherwise, to the filing against it of a petition for relief or insolvent reorganisation or insolvent arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, insolvent reorganisation, insolvent moratorium or other similar law of any jurisdiction (including, without limitation, a filing under Chapter 7 or Chapter 11 of the US Bankruptcy Code), provided that, where the filing is a filing under Chapter 11 of the US Bankruptcy Code, James Hardie:
–	is at the time of filing unable to pay its debts generally as and when they become due; or

–	after it makes such a filing, fails to pay a contribution or other amount under the James Hardie Guarantee when such payment would (but for the moratorium granted as a result of that filing) have been due for 30 days after that due date;
and also provided further that, in any such filing under Chapter 11 of that Code, James Hardie is Insolvent no later than the earliest date as of which creditors may vote on any matter or accept or reject a plan of reorganisation;
>	making an assignment for the benefit of its creditors generally;

>	consenting to the appointment of a custodian (not being a nominee for James Hardie), receiver, receiver and manager, trustee or other officer with similar powers with respect to it or with respect to a substantial part of its property;

>	consenting to the appointment of an insolvency administrator or such an insolvency administrator is appointed and that appointment is not terminated within 28 days;

>	being adjudicated as insolvent or to be liquidated, in each case, by a court of competent jurisdiction; and

>	being subject to a Wind-Up Event.
2.2.4.2 Exercise of rights
Subject to certain limited exceptions, in an Insolvency of James Hardie, the exercise of any vote attaching to, or to be cast in respect of, the Compensation Debt will be controlled by the Guarantee Trustee, acting on the instructions of the Financiers.
Where, in an Insolvency of James Hardie, a number of alternative proposals are put to a vote of creditors, the NSW Government may nominate the proposal in favour of which it would like the Guarantee Trustee to vote the Compensation Debt. Subject to the satisfaction of certain objective criteria (including payment in full of the Finance Money Debt within 12 months) in relation of the NSW Government’s preferred proposal, as determined by an independent expert, the Guarantee Trustee must vote the Compensation Debt in favour of the NSW Government’s preferred proposal.
The NSW Government is only entitled to nominate its preferred proposal where the value of James Hardie’s assets available for distribution is greater than the amount required to satisfy the Finance Money Debt in full.
The Intercreditor Deed does not otherwise restrict the ability of the Trustee or the NSW Government to exercise their rights against James Hardie under the Final Funding Agreement and the James Hardie Guarantee, whether before or after any Insolvency proceedings involving James Hardie. For example, if James Hardie does not fulfil its obligations under the James Hardie Guarantee, the Trustee may take legal proceedings for the recovery of the Compensation Debt (subject to the conditions summarised above in this Section 2.2) and prove the Compensation Debt in any Insolvency proceedings involving James Hardie (however, any proceeds received by the Trustee or the NSW Government in the Insolvency proceedings are held by it on trust, and must be turned over to the Guarantee Trustee, as described above).
126 James Hardie Industries

PART F — ADDITIONAL INFORMATION
2.3 ESTABLISHMENT OF THE ASBESTOS INJURIES COMPENSATION FUND
The Transaction Legislation confirms the valid establishment of the Charitable Fund as a charitable trust for the purposes of the law of NSW and contains further provisions which modify the operation of the Charitable Trusts Act 1993 (NSW) so as to ensure that the funds paid into the Charitable Fund cannot be diverted under that legislation in a manner other than as contemplated under the Transaction Legislation.
The Transaction Legislation also contains provisions confirming the valid establishment of the Discretionary Fund.
2.4 CONSTITUENT DOCUMENTS OF THE TRUSTEE
2.4.1 Constitution
The Trustee constitution provides that the income and property of the Charitable Fund shall be used and applied solely in promotion of its objects and no portion shall be distributed, paid or transferred (directly or indirectly) by way of dividend, bonus or profit to the members.
The Trustee must have at least three directors, and a maximum of five directors as determined by the directors. Initially there shall be five directors. James Hardie has appointed three of those initial directors and the NSW Government must appoint two of those directors.
Except in the case of a Special Default or an Insolvency Event, James Hardie (or any subsidiary of James Hardie nominated by it for this purpose) is entitled to appoint a majority of the directors from time to time and to designate one of those directors to be chairman. The remaining directors shall be appointed by the NSW Government.
If a Special Default occurs, or an Insolvency Event in relation to James Hardie occurs, and so long as that Special Default or Insolvency Event remains in existence, and the NSW Government gives to James Hardie a notice to this effect:
>	the quorum for a board meeting of the Trustee will be two directors appointed by the NSW Government;

>	the total number of votes that may be cast at any board meeting of the Trustee by the directors (including the chairman) appointed by James Hardie or one of its subsidiaries present at the meeting shall be one less than the number of votes that may be cast by the number of directors appointed by the NSW Government present at that meeting;

>	if necessary in order to achieve the voting arrangements described above, the Trustee board shall be constituted so that the majority of directors shall have been appointed by the NSW Government;

>	the NSW Government may appoint additional directors (including the chairman) so that the foregoing is achieved; and

>	James Hardie shall procure the resignation of the requisite number of directors appointed by James Hardie so that the foregoing is achieved.
Each party may, by notice in writing to the Trustee, remove and replace, from time to time, the persons appointed by it as a director or chairman. Except in cases of emergency, at least five Business Days notice shall be given to the other parties of any proposed appointment of a director.
The Trustee constitution allows a director to take into account the views of that director’s appointor in performing his or her duties (subject always to the director’s obligations under the Trust Deed, the constitution, statute or otherwise at law) and may act on the wishes of that appointor in performing any of his or her duties or exercising any power, right or discretion as a director. A director may provide that director’s appointor with copies of all documents, board papers and other material which come into the possession of the director in that capacity and may disclose to and discuss with the appointor all information to which the director becomes privy in that capacity.
The Trustee must use best endeavours to obtain and maintain directors and officers’ liability insurance with a reputable insurer in respect of each director and must execute a deed of access and indemnity in favour of each director.
If, upon a winding up of the Trust, there remains any property whatsoever after all debts and liabilities of the Trust have been satisfied, the liquidator must give or transfer such surplus property equally to another incorporated entity whose constitution contains similar objectives and a similar restriction upon the disposition of assets upon a winding up.
2.4.2 Trust Deed
The Trust Deed sets out the terms upon which the Trustee will hold the assets of the Charitable Fund and the Discretionary Fund. The Charitable Fund was established under the Original Trust Deed. The parties to the Original Trust Deed have agreed to amend the Original Trust Deed. This is expected to occur at the time that all other Related Agreements are executed, at which time the Discretionary Fund will be established. All Related Agreements will be executed prior to the Commencement Date.
2.4.2.1 Charitable Fund
Under the Trust Deed, the Trustee must hold on trust for the purposes of the Charitable Fund, the Funding Payments, the covenants and obligations given or accepted by James Hardie and/or the Performing Subsidiary under the Final Funding Agreement and the Related Agreements, the shares in the Former James Hardie Companies, all assets which the Trustee acquires as trustee of the Charitable Fund, and all proceeds of the above.
The purposes of the Charitable Fund are to:
>	be a party to the Final Funding Agreement and certain Related Agreements;
James Hardie Industries 127

PART F — ADDITIONAL INFORMATION
>	hold the benefit of the payment obligations to the Trustee arising under those agreements and to enforce the other parties’ obligations under those agreements;

>	be the creditor of the Performing Subsidiary and have the benefit of the James Hardie Guarantee, in its capacity as trustee of the Charitable Fund;

>	manage the response of the Former James Hardie Companies in relation to their Payable Liabilities;

>	provide management services to the Former James Hardie Companies in connection with the NSW Supervised Winding Up;

>	subject to it having the necessary funds to do so, pay those Payable Liabilities which the Trustee is required to fund (known as Trust Funded Liabilities) itself, or on behalf of or for the benefit of, or through one or more of the Former James Hardie Companies;

>	use best endeavours to achieve legal and administrative cost savings in relation to asbestos-related personal injury claims which are or can be made against the Former James Hardie Companies;

>	use its best endeavours to exercise rights of recovery of the Former James Hardie Companies from insurers, reinsurers and other parties who may have financial responsibility for or contributed to the loss relating to asbestos-related personal injury claims which are made against the Former James Hardie Companies;

>	invest the assets of the Charitable Fund;

>	generally do all things necessary or convenient for the purpose of handling or finalising Payable Liabilities, either itself or on behalf of any Former James Hardie Company;

>	be entitled to exercise (and be subrogated to) the rights of Claimants against the Former James Hardie Companies or Marlew in relation to any claims settled or met by the Trustee out of the property of the Charitable Fund; and

>	at its discretion, negotiate with Claimants and procure that any Former James Hardie Company enters into binding settlements with respect to Proven Claims.
2.4.2.2 Discretionary Trust
Under the Discretionary Trust, the Trustee will hold the Annual Income of the Asbestos Injuries Compensation Fund for each Financial Year on trust. The Trustee may elect to apply any or all of this Annual Income for the benefit of ABN 60, Amaca, Amaba or the Trustee itself in its capacity as trustee of the Charitable Fund (“Income Beneficiaries”). If the Trustee has not applied all of the Annual Income in favour of the Income Beneficiaries at the end of the Financial Year, the remainder of the Annual Income will form part of the assets of the Charitable Fund.
To the maximum extent permitted by law, the interests at any time of ABN 60, Amaca and Amaba in the Annual Income in each Financial Year are limited such that the those entities have no individual or collective equitable interest or beneficial ownership in the Discretionary Fund (or any part of it), nor any rights to seek the winding-up of the Discretionary Fund or any right to require the transfer of any property from time to time forming part of the Discretionary Fund. The enforcement rights of ABN 60, Amaca and Amaba with respect to the Trust Deed are also limited, in that they only have the right to require the Trustee to perform its duties as trustee of the Discretionary Fund, and to be considered by the Trustee as an object of the exercise of its discretions with respect to the Discretionary Fund.
In the event of any conflict as between the purpose of the Charitable Fund and the interests of the beneficiaries of the Discretionary Fund, the Trustee must prefer that course of action which:
(i)	does not create an entitlement of any Former James Hardie Company to receive any monies directly or to direct the Trustee as to the disposition of any monies and which does not expose any such monies to payment of creditors otherwise than as provided in the Transaction Legislation;

(ii)	subject to paragraph (i), maximises the funds available to be paid towards Trust Funded Liabilities; and

(iii)	subject to paragraphs (i) and (ii), is more consistent with, or which best facilitates the achievement of, the purpose of the Charitable Fund.
2.4.2.3 General provisions of the Trust Deed
The Trustee must at all times ensure that: it remains a company registered and resident in NSW; certain provisions remain in its constitution (see Section 2.4.1); and it does not accept appointment, or act, as a trustee of any fund or trust (other than the Asbestos Injuries Compensation Fund), or carry on any business, except to the extent necessary for the Trustee to perform its role as trustee of the Asbestos Injuries Compensation Fund.
The Trustee is prohibited from becoming an associate of the James Hardie Group other than as contemplated under the Final Funding Agreement. If at any time the Trustee is proposed to become part of, or an associate of, the James Hardie Group, the Trustee and James Hardie must give the NSW Government at least 90 days prior notice containing all relevant details of the proposal (“Relevant Proposal”).
The relevant association may only occur if the NSW Government gives notice that it is satisfied, acting reasonably and diligently:
>	with the adequacy of the protections afforded with respect to the Trustee;

>	that any Insolvency within the James Hardie Group will not result in the Trustee also becoming Insolvent, save
128 James Hardie Industries

PART F — ADDITIONAL INFORMATION
to the extent that the group Insolvency may impact on the Funding Payments; and

>	that creditors of the James Hardie Group will not have access to any funds or assets of the Trustee or the Former James Hardie Companies for payment of liabilities owing to them in their capacity as creditors of the James Hardie Group.
If the NSW Government is not satisfied as to these matters, it must give notice of its decision (including reasons) within the notice period (including any extensions). Either James Hardie or the Trustee may seek declaratory relief from a court in relation to an adverse decision of the NSW Government, but James Hardie and the Trustee have agreed not to implement any step of the proposed association unless and until any such court declaration has been made. Where a Relevant Proposal will, or may reasonably be expected to, result in the Tax Conditions ceasing to apply in a manner whereby the Performing Subsidiary could withhold Funding Payments, the NSW Government will be entitled to reject that Relevant Proposal.
The NSW Government will be deemed to be satisfied with a Relevant Proposal, and to have given notice to that effect, if, by the end of the notice period (together with any extensions), it has not given any notice to James Hardie of its decision in relation to such Relevant Proposal.
Before the end of the initial 90-day notice period, the NSW Government may extend the period within which it must make a decision on a Relevant Proposal by an additional 60 days, commencing immediately after the last day of the first 90 day period.
The Trustee must exercise the same degree of care, skill and diligence as a reasonable and prudent person would exercise if it was the trustee of the Asbestos Injuries Compensation Fund.
The Trustee and the officers, employees, agents and attorneys of the Trustee (each an “Indemnified Party”) are indemnified out of the assets of the Asbestos Injuries Compensation Fund for:
>	all costs, charges, liabilities and expenses (including legal costs and expenses) incurred in the performance or exercise or attempted performance or exercise of any duty or power; and

>	any action brought against any of them concerning the Trust Deed, the assets of the Trust or the neglect or default of any solicitor, banker, accountant or other agent employed in good faith by the Trustee, except to the extent any of the above arise or are incurred as a result of the wilful default, fraud or negligence of the Indemnified Party.
The Trustee may only terminate the Trust Deed with the prior written consent of the NSW Government and James Hardie.
The Trustee may amend the Trust Deed of its own motion in limited respects. However, for any change to the Trust Deed which amends the purpose, powers or restrictions on the Trustee, the consent of James Hardie and the NSW Government must be sought.
2.5 UNIONS’ DEED OF RELEASE
Under the Unions’ Deed of Release, James Hardie releases the ACTU (and each union affiliated to the ACTU and each of its and their officers, members and employees), UnionsNSW (and each union affiliated to UnionsNSW and each of it and their officers, members and employees), Banton (and each of the Asbestos Diseases Groups) from any or all civil liability the person has or may have arising from or relating to the underfunding of the MRCF, the Jackson Commission, all Relevant Matters or any bans, boycotts or other actions in place as a result of the Relevant Matters on any products manufactured, distributed or sold by a James Hardie Group member. However, the release does not extend to any ban or boycott to the extent that it is put in place after 1 December 2005, or persists or continues in place on or after 1 January 2006.
Nothing in the Unions’ Deed of Release is to be deemed as an admission by any of the ACTU, UnionsNSW or Banton of any role in organising or procuring any unlawful action.
ACTU and UnionsNSW have agreed that if requested by James Hardie, it will write to persons persisting in bans or boycotts in NSW requesting that such bans or boycotts be lifted, and will participate in discussions with James Hardie and such persons to seek the lifting of such bans or boycotts. This obligation will be suspended during any period in which James Hardie is in breach of its obligations under the Final Funding Agreement and that breach has not been remedied.
From 1 December 2005, each of the ACTU, UnionsNSW and Banton have agreed to use best endeavours to cause to be lifted all bans or boycotts on any products manufactured, produced or sold by any member of the James Hardie Group. The endeavours required of the ACTU, UnionsNSW and Banton are limited by the extent to which individuals and organisations which may have imposed those bans or boycotts can be influenced by the ACTU, UnionsNSW or Banton using their best endeavours to achieve the lifting of such bans or boycotts.
The obligation to use best endeavours to achieve the lifting of bans or boycotts continues so long as any bans or boycotts remain in place, except that the obligation will be suspended during any period in which James Hardie is in breach of its obligations under the Final Funding Agreement and that breach has not been remedied.
James Hardie Industries 129

PART F — ADDITIONAL INFORMATION
2.6 NSW GOVERNMENT DEED OF RELEASE
Under the NSW Government Deed of Release, the NSW Government releases, to the maximum extent permitted by law, but without requiring any further act by the NSW Government, each of James Hardie, each member of the James Hardie Group, the Former James Hardie Companies and each of their respective past and present directors, officers, employees, advisers or agents from any civil liability relating to or arising out of any of the Relevant Matters.
Each release given under the NSW Government Deed of Release in favour of a natural person is absolute, unconditional and irrevocable. Each release given under the deed in favour of James Hardie, any member of the James Hardie Group, the Former James Hardie Companies, or any adviser or agent of the foregoing who is not a natural person will be suspended while:
>	the Performing Subsidiary is in breach of any obligation to make a Funding Payment under the Final Funding Agreement and such breach is unremedied for not less than three months and remains unremedied; or

>	James Hardie is in breach of the Clause 7 Restrictions (see Part C, Sections 4, 5 and 6), where James Hardie has received notice of such breach, the breach is not remedied within a reasonable period of James Hardie receiving such notice, and such breach remains unremedied.
2.7 IRREVOCABLE POWERS OF ATTORNEY
Under two separate irrevocable powers of attorney, the Trustee will irrevocably grant the NSW Government the powers to do in the name of the Trustee and on its behalf everything that the NSW Government considers necessary or expedient to enforce on behalf of the Trustee all promises made by James Hardie and the Performing Subsidiary under certain clauses of the Final Funding Agreement relating to funding payments, Wind-Up Events and Reconstruction Events, financial covenants and cross guarantees, and under each Related Agreement.
The NSW Government’s powers as an attorney are subject to the same limitations as its direct powers of enforcement under the Final Funding Agreement. See Part C, Section 8.3.
The Irrevocable Powers of Attorney automatically terminate on termination of the Final Funding Agreement.
2.8 COSTS OF THE PROPOSAL
Preparing and implementing the Proposal have involved costs estimated at approximately US$19.4 million before tax in the period up to 30 September 2006. In addition, James Hardie has incurred the costs of convening the Extraordinary Information Meeting and the Extraordinary General Meeting. The majority of these costs will have been either incurred, or committed to be incurred, even if the Proposal does not proceed.
130 James Hardie Industries

PART F — ADDITIONAL INFORMATION
3. OTHER INFORMATION RELEVANT TO THE PROPOSAL
3.1 LEGAL BASIS FOR COMPENSATION OF ASBESTOS DISEASES IN AUSTRALIA
The estimate of the Approved Actuary in relation to the quantum of the asbestos-related liabilities of the Former James Hardie Companies is based upon the assumption that the current legal basis of compensation for asbestos-related disease remains unchanged. Accordingly, one of the factors which could influence whether the Trustee has sufficient funds to compensate Claimants is a change in the legal basis upon which sufferers of asbestos-related disease are compensated.
3.1.1 Asbestos compensation primarily a state and territory matter
Under the federal constitutional system in Australia, asbestos litigation is primarily conducted in state and territory courts and the liability for asbestos disease arises under state and territory law. There are some exceptions to this general practice, particularly in relation to workers’ compensation arrangements made under Commonwealth or federal law. Apart from those exceptions, workers’ compensation in Australia is primarily governed by state and territory laws as is the liability between an employer and an employee. Similarly, occupational health and safety legislation is primarily a matter of state and territory law.
In NSW, the government has established a specialist tribunal, known as the Dust Diseases Tribunal, for the purposes of dealing with dust diseases litigation (including asbestos litigation), and has also established a specialist workers’ compensation no-fault system, the Dust Diseases Board, to deal with employee dust diseases claims arising out of employment in NSW. Other states and territories mainly deal with employee dust diseases claims within the usual workers’ compensation system.
At the federal level, asbestos-related personal injury claims against the Australian Government and its agencies (including the Stevedoring Industry Finance Committee) are with certain exceptions now assumed and managed centrally by Comcare. This centralised approach was legislated for in 2005. Comcare is also responsible at a federal level for employee claims under the federal workers’ compensation legislation.
3.1.2 Impact of tort law reform
The states and territories have embarked on some significant reform to tort law and also in some cases reform to procedures for personal injury and death claims. In a number of cases, those reforms do not apply to asbestos claims. For example, in Queensland, New South Wales and Victoria, asbestos personal injury claims have largely been excluded from tort law reform.1
There has also been a shift in attitudes within the courts towards greater personal responsibility in respect of personal injury claims as the impact of the tort law reform is felt. In the past two years, the Australian High Court has delivered a number of significant judgments impacting on the common law of negligence.2

1.	In Queensland, asbestos claims are excluded from the Personal Injuries Proceedings Act 2002. In New South Wales, the Civil Liability Act 2002 largely excludes civil proceedings under the Dust Diseases Tribunal Act 1989. However, the Civil Liability Amendment Act 2006 has reinstated Sullivan v Gordon damages and introduced a cap for Griffiths v Kirkemeyer damages for asbestos claims. In Victoria, the Wrongs (Part 5B) (Dust and Tobacco-Related Claims) Regulations 2006 specifically exclude awards of damages for dust and tobacco-related diseases from Part 5B of the Wrongs Act 1958 (VIC). This means that for these types of proceedings commenced after 9 May 2006, there is no cap on general damages or damages for loss of earning capacity, the discount rate for future losses is calculated on the 3% rather than the 5% interest tables and the threshold on Griffiths v Kirkemeyer damages no longer applies.

2.	Decisions in the diving cases of Vairy v Wyong Shire Council and Mulligan v Coffs Harbour City were delivered by the High Court on 21 October 2005 ruling that the plaintiffs in these cases could not recover damages for their injuries.
James Hardie Industries 131

PART F — ADDITIONAL INFORMATION
3.1.3 Sullivan v Gordon damages
The High Court also abolished Sullivan v Gordon damages as part of Australian common law.3 These are damages payable to a claimant for services which the claimant would have provided to friends and family on a voluntary basis but which can no longer be provided by reason of the injury. Typically these services tend to be domestic in nature. South Australia was the first government to introduce legislation4 to reverse the impact of the High Court’s decision. The NSW Government has followed suit and reinstated Sullivan v Gordon damages but on a limited basis as defined by the Civil Liability Amendment Act 2006 (NSW). These changes will apply to all future claims as well as those presently before the courts having not yet reached final judgment. In brief the Civil Liability Amendment Act 2006 (NSW) reinstated Sullivan v Gordon damages for claimants who can demonstrate that as a result of injury, they are no longer able to provide gratuitous domestic services to their dependants where such services are reasonable and are required for at least the minimum amounts of time as set out in the Act.5 The NSW Government indicated that in reinstating Sullivan v Gordon damages, it intended for the law to address those cases of greatest need such as where a claimant may have young children or an incapacitated dependant spouse.
3.1.4 Dust diseases claims procedure
Following a review, on 1 July 2005, the NSW Government introduced significant procedural reform in respect of asbestos litigation. The intention of the reforms was to deliver significant reductions in administrative and legal costs in the Dust Diseases Tribunal. This reform applies mainly to non-urgent asbestos claims and includes:
>	a required information exchange at the commencement of a claim between parties by way of statements of full particulars by plaintiffs and detailed replies from defendants;

>	a compulsory mediation of claims failing settlement by agreement;

>	a process for defendants to reach agreement on contribution between themselves for the purposes of the settlement or mediation of the plaintiff’s claim. Failing agreement, apportionment of liability to be decided by an independent Contributions Assessor using standard presumptions of apportionment that have been proclaimed by order under the Dust Diseases Tribunal Act 1989 (NSW);

>	a single claims manager model to represent multiple defendants in the negotiation of settlement and failing settlement, mediation of plaintiff’s claims; and

>	cost penalties where parties breach the rules of new claims resolution process, fail to participate in mediation in good faith, or proceed to hearing despite the claims resolution process and do not improve their position as a result.
If they cannot be dealt with by an expedited timetable, urgent claims will be dealt with by way of revised hearing procedures in the Dust Diseases Tribunal.
As is indicated in the actuarial data,6 the greatest proportion of claims against the Former James Hardie Companies have been brought in NSW, Victoria and Western Australia. Claimants can commence proceedings in the jurisdiction of their choosing. However, if it is not the most convenient and appropriate location, defendants can choose to make a cross vesting application to have the proceedings moved to another court and jurisdiction. The High Court decision in BHP v Schultz7 which considered the principles and factors to be applied by courts in determining cross vesting applications may over time result in more claims being brought in the jurisdiction in which a plaintiff is resident and/or the place of exposure to asbestos however, as each matter is determined on its particular facts it is difficult to predict whether or to what extent past claims patterns in different states will change.

3.	CSR Limited v Eddy (2005) HCA 64.

4.	Dust Diseases Act 2005 (SA).

5.	Presently a minimum of 6 hours per week for a period of not less than 6 months. These damages will not be awarded where a claimant is entitled to recover Griffiths v Kirkemeyer damages for the same services or where the claimant or their personal representatives have already been awarded damages at common law to compensate for the claimant’s loss of capacity to provide domestic services to dependents.

6.	Report by KPMG Actuaries: Valuation of Asbestos Related Disease Liabilities of Former James Hardie Entities (the Liable Entities) to be met by the Special Purpose Fund (effective as at 30 September 2006) dated 13 November 2006.

7.	[2004] HCA 61. The High Court considered whether it was in the interests of justice that proceedings commenced in the Dust Diseases Tribunal in New South Wales by a South Australian resident who had been exposed to asbestos in that state be determined by the Supreme Court of South Australia. The main factors were the residence of the claimant and the location of witnesses; the place where exposure occurred; the urgency of the matter; the difficulties associated in moving the matter from the jurisdiction originally selected or procedures which are applied by the different courts to achieve efficiencies. The High Court ordered the cross vesting of the proceedings to South Australia and unanimously held that the procedures in the Dust Diseases Tribunal in New South Wales which conferred advantages on claimants should not be taken into account when determining the whether the interests of justice required a cross vesting order.
132 James Hardie Industries

PART F — ADDITIONAL INFORMATION
In Victoria, jury trials are available for personal injury claims such as dust diseases claims. Typically, parties seem to settle claims to avoid a hearing by jury trial, as jury decisions have a tendency to be unpredictable and neither plaintiffs nor defendants usually wish to run the risk of an unfavourable outcome. A jury trial is also available in Queensland in respect of an asbestos claim. The Dust Diseases Tribunal Act 1989 (NSW) makes no provision for jury trials in the Dust Diseases Tribunal in NSW. In Western Australia, anecdotal evidence is that most asbestos claims are settled as a result of the District Court’s use of case management and mediation conferences.
In view of the long periods of latency of many asbestos-related diseases, claims will continue to emerge and be dealt with over a very long period of time.8 It is expected that the asbestos disease environment will change over this time as new medical and epidemiological procedures are discovered, and become generally available resulting in earlier diagnosis and possible treatment of conditions. This may result in increased frequency of claims and quantum of damages awarded, particularly if earlier diagnosis of medical conditions such as mesothelioma becomes possible. Changes to the environment may also come about as a result of changes to the range of benefits that may be claimed whether through shifts in the way courts interpret the law as well as legislative changes introduced by governments.
3.2 FURTHER INFORMATION IN RELATION TO FORMER ASBESTOS-RELATED ACTIVITIES
3.2.1 Claims in relation to asbestos exposure in New Zealand
In total, there have been 29 claims brought against Amaca and Amaba in relation to New Zealand exposure (mixed as well as solely New Zealand exposure). Of these claims, 12 have been settled, resulting in an aggregate cost of A$2.41 million.
Of these settled claims, eight involved exposure to asbestos solely in New Zealand. Of these, seven were settled with payment before the decision in Putt (1998). In Putt, the NSW Court of Appeal ruled that as the exposure to asbestos occurred solely in New Zealand, this was the place where the breach of duty occurred. As New Zealand law had extinguished the plaintiff’s common law right to damages and replaced it with the statutory based Accident Compensation Scheme managed by the ACC, the plaintiff could not maintain the common law action in the Australian courts.
As a result, after Putt, all the other current sole New Zealand exposure claims (bar one) were discontinued without payment being made by Amaca or Amaba to the plaintiffs. Only one sole New Zealand exposure claim involved a Court ordered payment for procedural costs.
The four other claims settled after Putt involved a mixed Australian and New Zealand exposure. These were settled on the basis of Amaca paying compensation for the Australian exposure only.
Subsequent sole New Zealand exposure claims have generally been resolved under New Zealand law – and have been met by the ACC fund.
Test cases are brought by claimants in an attempt to find exceptions to the historical position established by Putt to enable them to make a damages claim in Australia rather than New Zealand. In the case of Frost v Amaca Pty Limited [2004] NSWCA 358, the NSW Dust Diseases Tribunal ruled that it had jurisdiction to determine a matter in which asbestos exposure to an Amaca product occurred in New Zealand on the basis that the breach of duty by Amaca occurred in New South Wales where the product containing asbestos was manufactured. This decision was appealed to the NSW Court of Appeal in May 2006 – and that Court ruled in Amaca’s favour. The plaintiff sought special leave to appeal to the High Court but this was refused on 8 December 2006. There is one other such like matter before the Dust Diseases Tribunal.

8.	For example, a number of states have altered limitation periods or extension of limitation period requirements for dust related conditions or other latent diseases. For example, Queensland amended its Limitations of Action Act 1974 (Qld), s 30A on 14 October 2005 to make it easier for claimants with dust diseases to seek an extension of the limitation period so as to be able to bring their personal injuries claims against defendants. Also many states and territories have amended the common law principle that a cause of action dies with a claimant so that a claimant’s estate may still recover damages or continue a personal injuries claim following the death of the claimant.
James Hardie Industries 133

PART F — ADDITIONAL INFORMATION
3.2.2 Claims in relation to other overseas asbestos exposure
To date, there have been 10 claims (excluding the US and New Zealand exposures described in Part B, Sections 2.3.1 and 2.3.4) involving overseas asbestos exposure. Nine have been settled without any admission of liability for an aggregate cost to Amaca of A$1.8 million and one is still active.
3.2.3 United States gypsum business
Under the terms of the sale agreement with BPB US, James Hardie agreed to customary indemnification obligations related to James Hardie’s representations and warranties in the agreement. The majority of James Hardie’s indemnification obligations expired on April 25, 2004. However, James Hardie agreed to indemnify BPB US for any future liabilities arising from asbestos-related injuries to persons or property arising from James Hardie’s former gypsum business. James Hardie is not currently aware of any asbestos-related claims arising from its former gypsum business nor circumstances that would give rise to such claims. Nevertheless, under the sale agreement, James Hardie has an obligation to indemnify the purchaser for any liabilities arising from asbestos-related injuries, but only if such claims exceed US$5 million in the aggregate, and such obligations are limited to US$250 million in the aggregate. The asbestos-related indemnification obligations will expire in 2032.
This potential liability has not been allowed for, or assessed, within the KPMG Actuarial Report.
134 James Hardie Industries

Part G
Glossary
James Hardie Industries 135

PART G — GLOSSARY OF TERMS
In this document, capitalised terms and certain other recurring terms have the following meanings:

1998 Reorganisation	means the reorganisation of the Former James Hardie Group announced by ABN 60 on 2 July 1998 and approved by ABN 60 shareholders on 16 October 1998, as described in Part B, Section 3.1.2.

2001 Deed of Covenant and Indemnity	means the Deed of Covenant and Indemnity dated 16 February 2001 between ABN 60, Amaba and Amaca and any amendments thereto (including without limitation pursuant to the amending deed dated 10 September 2001).

2001 Reorganisation	means the reorganisation of the Former James Hardie Group announced by ABN 60 on 24 July 2001, approved by ABN 60 shareholders on 28 September 2001 and approved unconditionally by the NSW Supreme Court on 11 October 2001, as described in Part B, Section 3.3.2.

2003 Deed of Covenant and Indemnity	means the Deed of Covenant, Indemnity and Access dated 31 March 2003 between James Hardie and ABN 60 and any amendments thereto.

A$	means Australian dollars.

ABN 60	means ABN 60 Pty Limited (ABN 60 000 009 263).

ABN 60 Foundation	means ABN 60 Foundation Limited (ACN 106 266 611).

ACC	means the Accident Compensation Commission of New Zealand.

ACTU	means the Australian Council of Trade Unions.

ADR Custodian	means Australian and New Zealand Banking Group Limited.

ADR Depositary	means The Bank of New York.

ADR Holders	means the holders of ADRs from time to time.

ADRs	means James Hardie American Depositary Receipts, being the receipts or certificates which evidence ownership of ADSs. Where the term ADR is used in this document, it shall be construed as being a reference to either ADRs or ADSs, as the context requires.

ADSs	means James Hardie American Depositary Shares, being a form of security that represents an ownership interest in a specified number of underlying securities of James Hardie that have been deposited with ADR Depositary (see ADRs).

AEDT	means Australian Eastern Daylight time.

AICFL	means Asbestos Injuries Compensation Fund Limited (ACN 117 363 461), a public company limited by guarantee incorporated in Australia and registered in NSW.

AICFL Group	means AICFL, Amaca, Amaba and ABN 60.

Amaba	means Amaba Pty Limited (ABN 98 000 387 342), previously known as Jsekarb Pty Ltd.

Amaca	means Amaca Pty Limited (ABN 49 000 035 512), previously known as James Hardie & Coy Pty Ltd.

Annual Actuarial Report	means an annual report prepared by the Approved Actuary, after any input from the NSW Government Reviewing Actuary.

Annual Cash Flow Cap	means an amount equal to the QCR multiplied by the Annual Cash Flow Cap Percentage and the Free Cash Flow in the immediately preceding Financial Year as certified by the auditor of James Hardie.

Annual Cash Flow Cap Percentage	means the percentage of Free Cash Flow, set initially at 35% and adjusted as described in Part C, Section 3.1.3.

136 James Hardie Industries

PART G — GLOSSARY OF TERMS

Annual Contribution Amount	means the amount equal to:
(a)	the Period Actuarial Estimate, as set out in the Annual Actuarial Report for the period commencing immediately after the end of the Financial Year preceding the Payment Date (the “Prior Financial Year”) (that is, while each Financial Year ends on 31 March, this period will commence on 1 April preceding the relevant Payment Date) and ending at the end of the third Financial Year following the Prior Financial Year (or, if the end of the Term has been determined not to be extended under the Final Funding Agreement and the remainder of the Term is less than three years, to the end of the Term);

(b)	plus an amount equal to the estimated reasonable Operating Expenses of the Trustee and the Former James Hardie Companies for the first year of that period as reasonably determined by the Trustee; and

(c)	minus the value of the net assets held by the Trustee and the Former James Hardie Companies at the end of the Prior Financial Year as determined by the Approved Auditor in accordance with the Final Funding Agreement.

Annual Income	means in respect of each Financial Year, any income, profit or gain which must be taken into account in determining the net income of the Asbestos Injuries Compensation Fund for the purposes of the definition of “net income of the trust estate” in section 95 of the Income Tax Assessment Act 1936 (Cth) and the Income Tax Assessment Act 1997 (Cth), derived in that Financial Year.

Annual Limit	means for the first Financial Year of operation of the Trustee, an amount equal to A$750,000 and in respect of each subsequent Financial Year, an amount equal to the prior Financial Year’s Annual Limit, indexed for inflation or deflation by reference to the All Groups Consumer Price Index as published by the Australian Bureau of Statistics (or, if such statistic ceases to be published, the nearest equivalent generally published figure).

Annual Payment	means the amount equal to the lesser of:
(a)	the Annual Contribution Amount for that Payment Date plus, for the first Payment Date after the Commencement Date, A$7.7 million; and

(b)	whichever is the greater of:
(i)	the amount equal to the Annual Cash Flow Cap Percentage, multiplied by the Free Cash Flow in the immediately preceding Financial Year as certified by the James Hardie auditor for that Payment Date, multiplied by the Qualifying Capital Ratio applicable at that time; and

(ii)	zero;

less, in respect of the Payment Date falling on 1 July 2007, A$7.7 million.

Approved Actuary	means KPMG Actuaries or such other actuary appointed by the Trustee, being qualified to be an approved actuary under the Insurance Act 1973 (Cth) and with experience in the assessment of liabilities arising from asbestos, which has no interest or duty which conflicts with or may conflict with its functions as the Approved Actuary and is not affiliated with the accounting firm performing the role of Approved Auditor during the term of the Approved Actuary’s appointment.

Approved Auditor	means the auditor of the Trustee to be appointed by the Trustee, being a member of a major audit firm who is not associated with the Approved Actuary. Initially, the Approved Auditor will be PricewaterhouseCoopers.

Articles of Association	means the articles of association of James Hardie, as last amended on 1 September 2005.

asbestos	means the fibrous form of those mineral silicates that belong to the serpentine or amphibole groups of rock-forming minerals, including actinolite, amosite (brown asbestos), anthophyllite, chrysotile (white asbestos), crocidolite (blue asbestos) and tremolite.

James Hardie Industries 137

PART G — GLOSSARY OF TERMS

Asbestos Diseases Groups	means each of The Asbestos Diseases Foundation of Australia, Asbestos Diseases Society of Australia Inc, The Asbestos Victims Association of South Australia, Queensland Asbestos- related Disease Support Society, Gippsland Asbestos-related Disease Support Inc, and Asbestos Diseases Society of Victoria.

Asbestos Harm	means any damage or loss sustained by any person (including damage to or loss of property) arising from exposure to, or the presence of, any asbestos or asbestos products that were mined, manufactured, sold, distributed or used by or on behalf of a Former James Hardie Company.

Asbestos Injuries Compensation Fund	means the Charitable Fund and the Discretionary Fund.

Asbestos Liabilities	means any and all liabilities of the Former James Hardie Companies in connection with asbestos, including without limitation Personal Asbestos Claims, Marlew Claims, Claims Legal Costs, and Excluded Claims and any liability owed by the Former James Hardie Companies to the Trustee pursuant to any indemnity in favour of, or right of reimbursement of, the Trustee arising from the Trustee paying any liability of the Former James Hardie Companies, but for the avoidance of doubt, excluding Operating Expenses and Claims Legal Costs in each case incurred but unpaid by the Trustee or the Former James Hardie Companies.

ASIC	means the Australian Securities & Investments Commission.

ASX	means Australian Stock Exchange Limited.

ATO	means the Australian Taxation Office.

Audited Financial Statements	means, in respect of a person and a Financial Year, the audited consolidated financial statements of that person for that Financial Year prepared in accordance with the following generally accepted accounting principles (“GAAP”), consistently applied throughout that Financial Year where that person:
(a)	is listed at the time the relevant audit report is signed, the GAAP used in that person’s published financial reports; or

(b)	is not listed at that time and paragraph (c) does not apply, US GAAP or such other GAAP as is commonly applied by multinational companies at that time in respect of their financial statements; or

(c)	is not listed at that time and it and its subsidiaries operate wholly or predominantly in one jurisdiction, the GAAP of that jurisdiction.

Australian Government	means the government of the Commonwealth of Australia.

best estimate	means the actuarial estimate of liabilities described in the Trowbridge Consulting report dated 13 February 2001 as follows:

“For mesothelioma claims we have assumed that claim numbers will follow the Berry Medium pattern proposed by the draft Trowbridge Consulting paper. This assumes that claim numbers will increase slightly over the next two years and then fall away gradually until 2040.

For non-mesothelioma claims we have assumed that claims will continue to be reported until 2035. We have allowed for the fact that the bulk (about 75%) of the non-mesothelioma claims reported to Hardies each year relate to asbestosis and that asbestosis claim numbers are expected to reduce quite rapidly. This projection gives claim numbers less than our original projection up to 2018 and greater thereafter.”

138 James Hardie Industries

PART G — GLOSSARY OF TERMS

Black Hole Deductibility	means the payments of the James Hardie Contributions (including, for the avoidance of doubt, the Initial Funding) will, for the purpose of determining the taxable income of the James Hardie Group Taxpayer under the Tax laws of Australia be fully deductible as capital expenses to the James Hardie Group Taxpayer in equal proportions over a period of five income years starting in the year of income in which they are incurred by the James Hardie Group Taxpayer.

Boards	means the Joint Board, the Supervisory Board and the Managing Board.

Business Day	means a day on which trading banks are open for business in Sydney.

Capital Election	means the election which may be made by James Hardie while the Shares are Quoted, to include all of a new capital raising for the purposes of calculating Free Cash Flow, where James Hardie proposes to raise capital under a Capital Raising of an amount greater than 5% of the Market Capitalisation of James Hardie as at the trading day immediately prior to the Capital Raising Announcement.

Capital Management Transaction	means any capital reduction, return of capital, share buyback, dividend characterised by James Hardie as a special dividend or other capital management transaction having a similar effect in relation to Equity Securities of James Hardie, but excludes any Distribution.

Capital Raising	means the issue of Equity Securities of James Hardie:
(a)	in a single transaction (whether underwritten or not) where the payment of subscription monies for those Equity Securities is made within 12 months of the commencement of the transaction (and if such payment occurs after a period of 12 months, the capital raised after that time shall be deemed for the purposes of the Capital Election provisions of the Final Funding Agreement to comprise a separate Capital Raising commencing on the first day after that 12 month period); or

(b)	as all or part of the consideration for an acquisition by a member of the James Hardie Group of an asset, business or entity or a merger of James Hardie with a person other than a member of the James Hardie Group.

Capital Raising Announcement	means, in respect of a Capital Raising, the first public announcement of that Capital Raising (whether prospectively or otherwise) on the principal Stock Exchange on which Shares are Listed.

Capital Raising	means, in respect of a Capital Raising:
Completion Date
(a)	under paragraph (a) of the definition of Capital Raising, the earlier of the date on which the Capital Raising is completed and 12 months after the Capital Raising Announcement; and

(b)	under paragraph (b) of the definition of Capital Raising, the last date on which the relevant James Hardie Group member may issue Equity Securities as consideration for the relevant acquisition or merger.

Capital Ratio Period	means, subject to the rules applying with respect to more than one Capital Raising in any Financial Year (as described in Part C, Section 5.1.4), in respect of a Capital Raising for which a Capital Election has been made, the period.

CDN	means CHESS Depositary Nominees Pty Ltd.

central estimate	means an estimate of the expected value of the range of potential future liability outcomes. In other words, if all the possible values of the liabilities are expressed as a statistical distribution, the central estimate is an estimate of the mean (or average) of that distribution. The central estimate, in broad terms, corresponds to a value such that the actual outcome of cost would be equally likely to be greater or less than the estimate.

James Hardie Industries 139

PART G — GLOSSARY OF TERMS

Cessation	means, in relation to a Ruling, the Ruling is withdrawn, expires or ceases to have the effect provided for in respect of such a Ruling under Tax law as at the date of the Final Funding Agreement without renewal or substitution by another private binding ruling having the same effect.

Change of Tax Law	means:
(a)	a change to the Taxation law of Australia or of a state or territory;

(b)	any Cessation of a Ruling; or

(c)	any announcement by a responsible Minister of the Australian Government or of a state or territory, or the introduction of a bill into the Australian Parliament, to effect such a change of law.

Charitable Fund	means the charitable trust established under the Original Trust Deed, as amended from time to time.

CHESS	means Clearing House Electronic Sub-Register System.

Claimant	means an individual (or legal personal representative of an individual) who makes an asbestos-related personal injury claim against a Former James Hardie Company (being a Personal Asbestos Claim or a Marlew Claim).

Claims Legal Costs	means all costs, charges, expenses and outgoings incurred or expected to be borne by the Trustee or the Former James Hardie Companies, in respect of legal advisers, other advisers, experts, court proceedings and other dispute resolution methods in connection with Personal Asbestos Claims and Marlew Claims but in all cases excluding any costs included as a component of calculating a Proven Claim.

Claims Processing Expenses	means, in relation to a Former James Hardie Company, any of the following incurred by the entity (whether before or during the winding up period for the entity as provided by Part 4 of the Transaction Legislation) in connection with the management of claims made against the entity:
(a)	expenses, charges or other costs for the provision of legal services to the entity;

(b)	expenses, charges or other costs for the provision of expert evidence or for the provision of other professional advice to the entity; and

(c)	expenses, charges or other costs arising out of proceedings in a court or other tribunal or the use of any structured negotiation process for the settlement of claims (including mediation, conciliation or arbitration);

but does not include any interest or legal costs payable by the entity to a claimant under a final judgment or binding settlement in respect of a Proven Personal Asbestos Claim or Clause 7 Restrictions Contribution Claim in relation to a Proven Personal Asbestos Claim.

Clause 7 Restrictions	means the restriction on Specified Dealings, the obligation to procure mandatory accession by a Parent Entity or Sibling Entity, the Capital Election provisions and the obligation to give notice of certain Specified Dealings, as set out in clause 7 of the Final Funding Agreement.

Close Group	means, at any time, each member of the James Hardie Group that is a wholly-owned subsidiary (whether directly or indirectly through one or more interposed wholly-owned entities) of James Hardie.

Commencement Date	means the date which is five Business Days after the day on which all Conditions (other than payment of the Initial Funding) have been satisfied or waived by the parties to the Final Funding Agreement.

Concurrent Wrongdoer	means a person whose acts or omissions, together with the acts or omissions of one or more Former James Hardie Companies or Marlew or any member of the James Hardie Group (whether or not together with any other persons) caused, independently of each other or jointly, the damage or loss to another person that is the subject of that claim, in relation to a personal injury or death claim for damages under common law or other law (excluding any law introduced or imposed in breach of the restrictions on adverse regulatory or legislative action against the James Hardie Group under the Final Funding Agreement, and which breach has been notified to the NSW Government in accordance with the Final Funding Agreement).

140 James Hardie Industries

PART G — GLOSSARY OF TERMS

Conditions	means the conditions to the implementation of the Final Funding Agreement, as described in Part C, Section 11.

Contribution Claim	means a cross-claim or other claim under common law or other law (excluding any law introduced or imposed in breach of the restrictions on adverse regulatory or legislative action against the James Hardie Group under the Final Funding Agreement, and which breach has been notified to the NSW Government in accordance with the Final Funding Agreement):
(a)	for contribution by a Concurrent Wrongdoer against a Former James Hardie Company or a member of the James Hardie Group in relation to facts or circumstances which give rise to a right of a person to make a Personal Asbestos Claim or a Marlew Claim; or

(b)	by another person who is entitled under common law (including by way of contract) to be subrogated to such a first mentioned cross-claim or other claim;

provided that any such claim which is a Statutory Recovery is subject to the limitations on Statutory Recoveries in accordance with the Final Funding Agreement.

Controlled Entity	means, in respect of a person, another person in respect of which the first-mentioned person is required to consolidate in its Audited Financial Statements but, in the case of James Hardie, does not include any Former James Hardie Company or the Trustee.

Costs Review	means the Review of Legal and Administrative Costs in Dust Diseases Compensation Claims announced by the NSW Government on 18 November 2004.

Court	means a court or tribunal in Australia having jurisdiction to hear and determine common law personal injury and death claims arising from exposure to asbestos.

Cross Guarantee	means any guarantee or indemnity (or other covenant to secure satisfaction of any payment or obligation) given by a Controlled Entity of James Hardie to secure satisfaction of any payment or obligation of any Controlled Entity of James Hardie to a Lender which is entitled or becomes entitled to the benefit of the Intercreditor Deeds.

CUFS	means CHESS Units of Foreign Securities, each of which represents a beneficial holding in an underlying share.

CUFS Holders	means holders of CUFS of James Hardie.

Deeds of Covenant and	means:
Indemnity
(a)	the 2001 Deed of Covenant and Indemnity; and

(b)	the 2003 Deed of Covenant and Indemnity.

Direction Form	means the direction form included with the Notice of Meeting.

Directors	means the directors of the Joint Board, Supervisory Board and Managing Board from time to time.

Discounted Central Estimate	means the central estimate of the present value (determined using the discount rate used within the relevant actuarial report) of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs, calculated in accordance with the Final Funding Agreement.

Discretionary Fund	means the private discretionary trust of that name established under the Trust Deed, as amended from time to time.

Distribution	means any distribution to the Equity Securityholders of James Hardie or a class of such Equity Securityholders (other than a dividend characterised by James Hardie as a special dividend), in their capacity as such, whether by James Hardie or any member of the James Hardie Group, including without limitation, any dividend or distribution in cash or in specie to those Equity Securityholders.

DTA	means deferred tax asset.

Dust Diseases Board	means the Workers’ Compensation (Dust Diseases) Board of NSW.

Dust Diseases Tribunal	means the Dust Diseases Tribunal of NSW.

Dutch GAAP	means GAAP of The Netherlands.

EBIT	means earnings before interest and tax.

James Hardie Industries 141

PART G — GLOSSARY OF TERMS

Equity Distribution	means:
(a)	a Distribution; and

(b)	an amount of money paid (or agreed or declared to be paid) and/or valuable consideration provided (or agreed or declared to be provided) to Equity Securityholders in respect of any Capital Management Transaction.

Equity Security	means, in respect of a person:
(a)	a security in that person which permits or entitles a holder of that security to participate in:
(i)	the profits available for distribution to holders of equity of that person; or

(ii)	the surplus available for distribution to holders of equity on a Wind-Up Event of that person;
ignoring any security in respect of which such rights are contingent on the exercise of conversion or exchange rights, unless or until such rights are exercised; or

(b)	a CHESS Depositary Interest, American Depositary Receipt or other Stock Exchange traded interest (created by or at the instance of that person) in a security which is within paragraph (a);

other than a Hybrid.

Equity Securityholder	means at any time a person (excluding any member of the Close Group) who holds Equity Securities.

Excluded Claim	means any of the following liabilities of the Former James Hardie Companies:
(a)	personal injury or death claims arising from exposure to asbestos outside Australia;

(b)	personal injury or death claims arising from exposure to asbestos made outside Australia;

(c)	claims for economic loss (other than any economic loss forming part of the calculation of an award of damages for personal injury or death) or loss of property, including those relating to land remediation and/or asbestos or asbestos products removal, arising out of or in connection with asbestos or asbestos products manufactured, sold, distributed or used by or on behalf of the Former James Hardie Companies;

(d)	an Excluded Marlew Claim; and

(e)	a liability of the Former James Hardie Companies other than Trust Funded Liabilities.

Excluded Marlew Claim	means a Marlew Claim:
(a)	covered by the indemnities granted by the NSW Minister of Mineral Resources under the deed between the Minister, Fuller Earthmoving Pty Limited and ABN 60 dated 11 March 1996;

(b)	by a current or former employee of Marlew in relation to an exposure to asbestos in the course of such employment to the extent:
(i)	the loss is recoverable under a Worker’s Compensation Scheme or Policy; or

(ii)	the Claimant is capable of recovering damages from a Marlew Joint Tortfeasor in accordance with the Marlew Legislation;
(c)	by an individual who was or is an employee of a person other than Marlew, arising from exposure to asbestos in the course of such employment by that other person where such loss is recoverable from that person or under a Worker’s Compensation Scheme or Policy; or

(d)	in which another defendant (or its insurer) is a Marlew Joint Tortfeasor from whom the plaintiff is entitled to recover compensation in proceedings in the Dust Diseases Tribunal, and the Claimant is capable of recovering damages from that Marlew Joint Tortfeasor in accordance with the Marlew Legislation.
142 James Hardie Industries

PART G — GLOSSARY OF TERMS

Excluded Related Entity	means any person who becomes:
(a)	a Parent Entity of James Hardie pursuant to a transaction or related transactions where the following requirements are satisfied:
(i)	the value of Equity Securities of the Parent Entity issued or transferred (or to be issued or transferred) to the Equity Securityholders of James Hardie in their capacity as such, in connection with the transaction or transactions by which the person becomes a Parent Entity of James Hardie is less than 80% of the aggregate value of all Equity Securities of the Parent Entity which will be on issue immediately after fully implementing such transaction(s);

(ii)	the proportion of voting shares in the Parent Entity issued or transferred (or to be issued or transferred) to Equity Securityholders of James Hardie in their capacity as such, as a result of the transaction or transactions by which the person becomes a Parent Entity of James Hardie, is less than 80% of all voting shares in the Parent Entity which will be on issue immediately after fully implementing such transaction(s); and

(iii)	the transaction or transactions by which the person becomes the Parent Entity of James Hardie are not wholly or predominantly financed (directly or indirectly) by or on the credit of any member of the James Hardie Group; or
(b)	a Sibling Entity of James Hardie pursuant to a transaction or related transactions where the following requirements are satisfied:
(i)	the aggregate value of Equity Securities of the Sibling Entity held (or to be held) by members of the James Hardie Group or issued or transferred (or to be issued or transferred) to the Equity Securityholders of James Hardie in their capacity as such in connection with the transaction or transactions by which the person becomes a Sibling Entity of James Hardie is less than 80% of the aggregate value of all Equity Securities of the Sibling Entity which will be on issue immediately after fully implementing such transaction(s);

(ii)	the proportion of the aggregate voting shares in the Sibling Entity held (or to be held) by members of the James Hardie Group or issued or transferred (or to be issued or transferred) to Equity Securityholders of James Hardie in their capacity as such, as a result of the transaction or transactions by which the Sibling Entity becomes a Sibling Entity of James Hardie, is less than 80% of all voting shares in the Sibling Entity which will be on issue immediately after fully implementing such transaction(s); and

(iii)	the transaction or transactions by which the person becomes the Sibling Entity of James Hardie are not wholly or predominantly financed (directly or indirectly) by or on the credit of any member of the James Hardie Group;

where for this purpose, if a person becomes a Parent Entity or a Sibling Entity by means of one or more related transactions, the effect of all such transactions shall be taken into account in applying the tests in paragraph (a) or (b) (as applicable).

Explanatory Memorandum	means this document dated 12 December 2006.

Extraordinary General Meeting	means the extraordinary general meeting of James Hardie to consider, and if thought fit to pass, the resolutions set out in the Notice of Meeting, to be held at 11:30am Central European Time and 9:30pm AEDT at Ballroom B, Hilton Amsterdam, Apollolaan 139, 1077 BG Amsterdam on 7 February 2007.

Extraordinary Information Meeting	means the extraordinary information meeting to be held at 9:30am AEDT at Wesley Conference Centre, 220 Pitt Street, Sydney on Thursday, 1 February 2007.

James Hardie Industries 143

PART G — GLOSSARY OF TERMS

Final Funding Agreement	means the amended and restated Final Funding Agreement between James Hardie, the Trustee, the NSW Government and the Performing Subsidiary dated 21 November 2006. A copy of the Final Funding Agreement is available on the James Hardie website at www.ir.jameshardie.com.au.

Final Payment	means the final payment to be made at the end of Term under the Final Funding Agreement, calculated in accordance with the Final Funding Agreement.

Financial Year	means each year ending 31 March, or if there is any change from time to time to the Financial Year of the James Hardie Group, the 12 month period as ends on the new end date adopted by James Hardie except that the first such Financial Year after that change shall be a period of not less than six months and not greater than 18 months ending on the new end date.

Financiers	means Lenders nominated by James Hardie as “Financiers” in accordance with the James Hardie Intercreditor Deed.

Former James Hardie Companies	means Amaca, Amaba and ABN 60.

Former James Hardie Group	means the entities controlled by ABN 60 from time to time up until the implementation of the scheme of arrangement by ABN 60 on 19 October 2001.

Free Cash Flow	means, in respect of a Financial Year, the net cash provided by operating activities (as calculated in accordance with US GAAP as in force on 21 December 2004) of the James Hardie Group for that Financial Year:
(a)	for the avoidance of doubt, after deducting:
(i)	interest paid, increases in net operating assets and liabilities, and taxes paid; and

(ii)	any asbestos-related payments paid by any member of the James Hardie Group in that Financial Year, whether by way of any Funding Payments paid to the Trustee, or any other payments in connection with asbestos paid by any member of the James Hardie Group to any other person in that Financial Year;
(b)	after deducting the income statement charge in relation to minority interests’ share of profits;

(c)	for the avoidance of doubt, after adding:
(i)	interest received, decreases in net operating assets and liabilities, and receipt of taxes; and

(ii)	any asbestos-related payments received by any member of the James Hardie Group in that Financial Year, whether by way of any Funding Payments refunded to the Performing Subsidiary by the Trustee, or any other amounts in connection with asbestos received by any member of the James Hardie Group from any other person in that Financial Year; and
(d)	after adding the income statement credit in relation to minority interests’ share of losses, as certified in accordance with the Final Funding Agreement.

Funding Payments	means the Initial Funding, Annual Payments and Final Payment payable or which may become payable by the Performing Subsidiary.

Government Authority	means any government or any governmental, semi-governmental or judicial entity, authority or agency and for the avoidance of doubt, includes without limitation, the Commonwealth of Australia or any state or territory of Australia and the ATO.

GST Act	means A New Tax System (Goods and Services Tax) Act 1999 (Cth).

GST Group	has the meaning given in the GST Act.

144 James Hardie Industries

PART G — GLOSSARY OF TERMS

Guarantee Trustee	means AET Structured Finance Services Pty Limited as trustee for the Financiers or lenders to the Performing Subsidiary, as the case may be, in accordance with the terms of the Intercreditor Deeds.

Heads of Agreement	means the non-binding Heads of Agreement dated 21 December 2004 entered into between James Hardie, representatives of the NSW Government, the ACTU, UnionsNSW and a representative of Asbestos Diseases Groups.

Hybrid	means a security (other than an Equity Security) issued by any member of the James Hardie Group, the terms of which entitle its holder or the issuer, either generally or in specific circumstances, to convert that security into, or exchange that security for:

(a)	one or more securities of a member of the James Hardie Group that fall within paragraph (a) or (b) of the definition of Equity Securities;

(b)	if the James Hardie Group issuer is not a body with share capital, other ownership interests conferring voting power at a general meeting of members of the James Hardie Group issuer; or

(c)	a multiple or a fraction of any of the foregoing securities.

Income Beneficiary	means an income beneficiary under the Discretionary Fund, being any of ABN 60, Amaca or Amaba (on the basis outlined in the Trust Deed), or the Trustee in its capacity as trustee of the Charitable Fund.

Incremental James Hardie Tax	means the amount of Tax which any member of the James Hardie Group incurs, or incurs as an increased liability to Tax, as a result of cessation of a Tax Condition, that exceeds the amount of Tax it would have incurred in a particular year of income had the relevant Tax Conditions remained satisfied at all times.

Incremental Tax	means the amount of Tax which the Trustee (in any capacity) or any Former James Hardie Company incurs, or incurs as an increased liability to Tax, as a result of cessation of a Tax Condition, that exceeds the amount of Tax it would have incurred in a particular year of income had the relevant Tax Conditions remained satisfied at all times.

Indemnified Party	means the Trustee and the officers, employees, agents and attorneys of the Trustee.

Independent Expert	means Lonergan Edwards & Associates Limited (ABN 53 095 445 560) of Level 27, 363 George Street, Sydney, NSW.

Independent Valuation Expert	means a person who is appointed by James Hardie in accordance with the Final Funding Agreement.

Initial Funding	means the initial payment by the Performing Subsidiary to the Trustee under the Final Funding Agreement, of A$184.3 million.

Initial Lenders	means the Lenders to the James Hardie Group under facilities or notes notified by James Hardie (by listing the facilities but removing lender identification details) as at the date of the Final Funding Agreement but excluding any of those persons who have ceased to be Lenders or have been replaced, and adding any new Lenders, as at the date of satisfaction of the Conditions (other than the shareholder approval condition and the Initial Funding condition), as at that later date.

Insolvency Event	means, in respect of a person, the occurrence in respect of that person of any one or more events referred to in paragraphs (a) to (h) of the definition of Insolvent.

James Hardie Industries 145

PART G — GLOSSARY OF TERMS

Insolvent	A person is insolvent if:
(a)	it admits in writing its inability to pay its debts as they become due;

(b)	it files, or consents by answer or is otherwise subject to the filing against it of, a petition for relief or reorganisation or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganisation, moratorium or other similar law of any jurisdiction (for the avoidance of doubt, this includes, without limitation, in respect of a person established under Dutch law, a filing of a petition by it with any court in the Netherlands in relation to its bankruptcy (faillissement) or suspension of payments (surseance van betaling) and also includes a filing under Chapters 7 or 11 of the US Bankruptcy Code);

(c)	there is an assignment for the benefit of its creditors;

(d)	there is an appointment of a custodian, receiver, receiver and manager, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property;

(e)	there is an appointment of an administrator;

(f)	it is adjudicated as insolvent or to be liquidated, in each case, under any applicable law;

(g)	it is subject to a Wind-Up Event; or

(h)	it takes corporate action for the purpose of any of the foregoing;

and Insolvency has a corresponding meaning.

Insurance and Other Recoveries	means any proceeds which may reasonably be expected to be recovered or recoverable for the account of a Former James Hardie Company or to result in the satisfaction (in whole or part) of a liability of a Former James Hardie Company (of any nature) to a third party, under any product liability insurance policy or public liability insurance policy or commutation of such policy or under any other contract, including any contract of indemnity, but excluding any such amount recovered or recoverable under a Worker’s Compensation Scheme or Policy.

Intercreditor Deeds	means the deeds of that name to be entered into by:
(a)	the Trustee, James Hardie, the NSW Government and the Guarantee Trustee; and

(b)	the Trustee, the Performing Subsidiary, the NSW Government and the Guarantee Trustee;

in accordance with the Final Funding Agreement.

Interest Rate	means, for a period, the following rate, as determined by the Approved Actuary and notified to the parties to the Final Funding Agreement:
(a)	the rate determined as the arithmetic mean (rounded up, if necessary, to the nearest 0.01%) of the bid rates displayed at or about 10:30am (Sydney time) on the first day of that period on the Reuters screen BBSW page for a term equivalent to the period after eliminating one of the highest and one of the lowest of those rates; or

(b)	if:
(i)	for any reason there are no rates displayed for a term equivalent to that period; or

(ii)	the basis on which those rates are displayed is changed;

then the Interest Rate will be the average of the buying rates quoted by the three largest Australian banks by market capitalisation at or about that time on that day. The buying rates must be for bills of exchange which are accepted by an Australian bank and which have a term equivalent to the period and the Interest Rate is to be expressed as a yield per cent per annum to maturity.

146 James Hardie Industries

PART G — GLOSSARY OF TERMS

Irrevocable Powers of Attorney	means the powers of attorney between the Trustee and the NSW Government which give the NSW Government the power to do everything on behalf of the Trustee that the NSW Government considers necessary or expedient to enforce certain promises made by James Hardie and the Performing Subsidiary under the Final Funding Agreement, and under each Related Agreement.

Jackson Commission	means the Special Commission of Inquiry into the MRCF referred to in Part B, Section 4.2.

James Hardie	means James Hardie Industries NV (ARBN 097 829 895) of Strawinskylaan 1725, 1077 XX Amsterdam, The Netherlands, a Dutch limited liability company with its corporate seat in Amsterdam, The Netherlands.

James Hardie Contributions	means the payments to be made by James Hardie or the Performing Subsidiary under the payment provisions of the Final Funding Agreement.

James Hardie Group	means James Hardie and its Controlled Entities from time to time, excluding the Trustee and any of the Former James Hardie Companies, if they are or become such Controlled Entities.

James Hardie Group Taxpayer	means the Performing Subsidiary or, if another member or members of the James Hardie Group is or are liable to pay Australian federal income tax on the taxable income of a tax consolidated group which includes the Performing Subsidiary, that member or those members of the James Hardie Group.

James Hardie Guarantee	means the deed entitled ‘Parent Guarantee’ given by James Hardie in connection with the Final Funding Agreement.

James Hardie Intercreditor Deed	means the intercreditor deed to be entered into by the Trustee in its capacity as trustee of the Charitable Fund, James Hardie, the NSW Government and the Guarantee Trustee.

James Hardie Register	means the James Hardie register of shareholders.

JHRH	means James Hardie Research (Holdings) Pty Limited.

Joint Board	means the Joint Board of James Hardie, which consists of all directors of the Supervisory Board and one director of the Managing Board.

KPMG Actuarial Report	means the KPMG Actuaries report as at 30 September 2006.

KPMG Actuaries	means KPMG Actuaries Pty Ltd (ABN 77 002 882 000) of 10 Shelley Street, Sydney, NSW.

Lenders	means:
(a)	the Initial Lenders; and

(b)	all other persons to whom liabilities are owed where such liabilities are or are required to be included in the James Hardie Group’s financial statements or notes thereto as debt or borrowings, but excluding any person who is an “Excluded Lender” defined in the Intercreditor Deeds.

Liable Group	means the following persons, taken as a whole:
(a)	James Hardie, unless or until James Hardie no longer has obligations under the Final Funding Agreement or under the James Hardie Guarantee;

(b)	if any person becomes and remains liable (whether in addition to or in substitution for James Hardie) to perform James Hardie’s obligations under the Final Funding Agreement or the James Hardie Guarantee, that person; and

(c)	the Performing Subsidiary from time to time.
James Hardie Industries 147

PART G — GLOSSARY OF TERMS

Liquidation	means, in respect of any person, the liquidation of all or substantially all of its assets (other than, in the case of James Hardie, where the acquirer of all or substantially all of such assets has by deed of accession become bound to observe all the obligations of James Hardie under the Final Funding Agreement and the James Hardie Guarantee and the other Related Agreements to which James Hardie is a party) with the intention of distributing the proceeds to creditors or security holders, or a final order directing or requiring such a liquidation is made or entered or deemed to have been made or entered by any court of competent jurisdiction.

Listed	means listed on a stock market of a Stock Exchange.

Managing Board	means the Managing Board of James Hardie, which consists of executive officers and is responsible for managing James Hardie (including overseeing James Hardie’s general affairs, operations, and finance) under the supervision of the Supervisory Board.

Market Capitalisation	means, in relation to any person on any date, the sum of:
(a)	the amount calculated in accordance with the following formula for each class of Equity Securities of that person who is Quoted:

V = N x P

where:

V is the value of that class of Equity Securities of that person;

N is the number of Equity Securities of that person on issue in that class on that date; and

P is the VWAP of those securities during:
(i)	in the circumstances set out in “15% Market Capitalisation threshold”, Part C, Section 4.9.1, the 12 months immediately preceding that date; and

(ii)	otherwise, the five trading days immediately preceding that date;
(b)	in respect of each class of Equity Securities of that person who is not Quoted, the market value of those securities as at that date, as determined by:
(i)	James Hardie acting reasonably; or

(ii)	if required by James Hardie, the Independent Valuation Expert; or

(iii)	the Independent Valuation Expert, if a party to the Final Funding Agreement, by notice in writing to the other parties, requires such a determination to be made; and
(c)	in respect of each class of Hybrids of that person, the total value attributable to the equity component of all Hybrids, as determined on the same basis as the determination described in paragraph (b) above;

provided in each case that where a security:

(d)	is a Quoted depositary interest in respect of another security of that person who is not Quoted, only the Quoted depositary interest will be counted in assessing the Market Capitalisation;

(e)	is a Quoted depositary interest in respect of another Quoted security, depositary interest or Hybrid of that person, only the second-mentioned Quoted security, depositary interest or Hybrid will be counted in assessing the Market Capitalisation;

(f)	is Quoted on more than one Stock Exchange, only the price of those securities as Quoted on the primary Stock Exchange will be counted in assessing the Market Capitalisation;

and for the avoidance of doubt, while the classes of Equity Securities of James Hardie remain those on issue as at the date of this document, the Market Capitalisation of James Hardie shall be calculated by reference to the market value of the CHESS Depositary Interests over the ordinary shares of James Hardie.

148 James Hardie Industries

PART G – GLOSSARY OF TERMS

Marlew	means Marlew Mining Pty Ltd (in liquidation) (ACN 000 049 650,) previously known as Asbestos Mines Pty Ltd.

Marlew Claim	means, subject to the limitation on Statutory Recoveries (see Part C, Section 2.7), a claim which satisfies one of the following paragraphs and which is not an Excluded Marlew Claim:
(a)	any present or future personal injury or death claim by an individual or the legal personal representative of an individual, for damages under common law or other law (excluding any law introduced or imposed in breach of the restrictions on adverse regulatory or legislative action against the James Hardie Group under the Final Funding Agreement, and which breach has been notified to the NSW Government in accordance with the Final Funding Agreement) which:
(i)	arose or arises from exposure to asbestos in the Baryulgil region from asbestos mining activities at Baryulgil conducted by Marlew, provided that:
A.	the individual’s exposure to asbestos occurred wholly within Australia; or

B.	where the individual has been exposed to asbestos both within and outside Australia, the amount of damages included in the Marlew Claim shall be limited to the amount attributable to the proportion of the exposure which caused or contributed to the loss or damage giving rise to the Marlew Claim which occurred in Australia;
(ii)	is commenced in NSW in the Dust Diseases Tribunal; and

(iii)	is or could have been made against Marlew had Marlew not been in external administration or wound up, or could be made against Marlew on the assumption (other than as contemplated under the Marlew Legislation) that Marlew will not be in the future in external administration;
(b)	any claim made under compensation to relatives legislation by a relative of a deceased individual (or personal representative of such a relative) or (where permitted by law) the legal personal representative of a deceased individual, in each case where the individual, but for such individual’s death, would have been entitled to bring a claim of the kind described in paragraph (a); or

(c)	a Contribution Claim relating to a claim described in paragraph (a) or (b).

Marlew Joint Tortfeasor	means any person who is or would be jointly and severally liable with Marlew in respect of a Marlew Claim, had Marlew not been in external administration or wound up, or on the assumption that Marlew will not in the future be, in external administration or wound up other than as contemplated under the Marlew Legislation.

Marlew Legislation	means the legislation set out in Part 4 of the James Hardie (Civil Liability) Act 2005 (NSW).

Minister	means in relation to any legislation, a reference to the Minister administering the relevant act.

Moratorium Requirements	means the 40 day period from the date when an Annual Payment is due but unpaid during which neither the Trustee nor the NSW Government may exercise any enforcement rights (other than certain urgent relief).

MRCF	means Medical Research and Compensation Foundation (ABN 21 095 924 137).

James Hardie Industries 149

PART G – GLOSSARY OF TERMS

Net Income	means, in respect of a Financial Year, the consolidated net income for the James Hardie Group for that Financial Year as set out in James Hardie’s Audited Financial Statements for that Financial Year, adjusted (if necessary)to:
(a)	for the avoidance of doubt, deduct any Tax expense incurred or add any Tax credit arising in that Financial Year;

(b)	deduct any increase or add back any reduction in non-cash provisions (including asbestos provisions)required under the GAAP in respect of which the Audited Financial Statements are prepared with respect to the Funding Payments; and

(c)	after deducting the income statement charge in relation to minority interests’ share of profits or adding the income statement credit in relation to minority interests’ share of losses.

Non-Arm’s-Length Dealing	means, in relation to a member of the James Hardie Group, any transaction or dealing:
(a)	between that member of the James Hardie Group and any person who is not part of the Close Group; and

(b)	which is not on arm’s-length terms; and

(c)	where that member of the James Hardie Group incurs or will incur a detriment (other than a de minimus detriment) because the terms are not arm’s-length terms.

Non-Qualifying Debt	means the term having that meaning in Part F, Section 2.2.2

Notice of Meeting	means the Notice of Extraordinary General Meeting of James Hardie dated 12 December 2006.

NPV	means net present value.

NSW	means the state of New South Wales in Australia.

NSW Government Deed of Release	means the deed of release to be entered into by the NSW Government under the Final Funding Agreement.

NSW Government Reviewing Actuary	means the actuary appointed from time to time under the Final Funding Agreement.

NSW Supervised Winding Up	means the form of external administration which will apply to the Former James Hardie Companies in accordance with the terms of the Transaction Legislation.

NYSE	means the New York Stock Exchange.

NZ$	means New Zealand dollars.

Operating Expenses	means the reasonable operating costs, expenses and Taxes of the Trustee or the Former James Hardie Companies of performing their obligations under the Proposal, but excludes any Claims Legal Costs.

Original Final Funding Agreement	means the original Final Funding Agreement entered into by James Hardie, the NSW Government and the Performing Subsidiary on 1 December 2005, to give effect to the Heads of Agreement.

Original Trust Deed	means the Asbestos Injuries Compensation Fund Trust Deed entered into by James Hardie as settlor on 7 April 2006.

Other Governments	means each of the Australian Government and the governments of the states and territories of Australia other than the NSW Government.

150 James Hardie Industries

PART G – GLOSSARY OF TERMS

Overlapping Scheme	means a scheme introduced by an Other Government providing for payment of compensation, or which provides benefits for which the common law would provide compensation, to some or all Claimants (the “Relevant Claimants”)for what would, if brought against a Former James Hardie Company or a member of the James Hardie Group, constitute Personal Asbestos Claims (the “Relevant Claims”), where James Hardie, another member of the James Hardie Group, the Trustee or any Former James Hardie Company is required by law to make payments under the scheme to the Relevant Claimants or to contribute to a person designated under the scheme to receive payments on account of liabilities imposed under the scheme for the purpose of compensating the Relevant Claimants for Relevant Claims (the “Relevant Liabilities”).

Parent Entity	means any person of whom James Hardie is a Controlled Entity or where there are two or more such Persons, only the ultimate holding company of James Hardie shall be a Parent Entity.

Payable Liability	means any of the following:
(a)	any Proven Claim (whether arising before or after 1 December 2005);

(b)	Operating Expenses;

(c)	Claims Legal Costs;

(d)	any liability of a Former James Hardie Company to the Trustee, howsoever arising, in respect of any amounts paid by the Trustee in respect of any liability or otherwise on behalf of the Former James Hardie Company;

(e)	any Pre-commencement Claim against a Former James Hardie Company;

(f)	if regulations are made pursuant to section 30 of the Transaction Legislation and if and to the extent the Trustee and James Hardie have notified the NSW Government that any such liability is to be included in the scope of Payable Liability, any liability of a Former James Hardie Company to pay amounts received by it from an insurer in respect of a liability to a third party incurred by it for which it is or was insured under a contract of insurance entered into before 2 December 2005;and

(g)	Statutory Recoveries within the meaning and subject to the limits set out in the Final Funding Agreement (see Part C, Section 2.7);

but in the cases of paragraphs (a), (c) and (e) excludes any such liabilities or claims to the extent that they have been recovered or are recoverable under a Worker’s Compensation Scheme or Policy.

Payment Date	means 1 July 2007 and each subsequent 1 July in each year of the Term, or in the event that the Financial Year End is not 31 March, the date falling 3 months and 1 day after that Financial Year End.

Performing Subsidiary	means James Hardie 117 Pty Ltd (ACN 116 110 948) or if a subsidiary of James Hardie other than that entity is nominated in accordance with the Final Funding Agreement, that subsidiary.

James Hardie Industries 151

PART G – GLOSSARY OF TERMS

Period Actuarial Estimate	means, in respect of a period, the central estimate of the present value (determined using the discount rate used in the relevant actuarial report) of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs (in each case which are reasonably expected to become payable in that period), before allowing for Insurance and Other Recoveries, calculated in accordance with the Final Funding Agreement.

Personal Asbestos Claim	means any present or future personal injury or death claim by an individual or the legal personal representative of an individual, for damages under common law or under other law (excluding any law introduced or imposed in breach of the restrictions on adverse regulatory or legislative action against the James Hardie Group under the Final Funding Agreement, and which breach has been notified to the NSW Government under the Final Funding Agreement) which:
(a)	arises from exposure to asbestos occurring in Australia, provided that:
(i)	the individual’s exposure to asbestos occurred wholly within Australia; or

(ii)	where the individual has been exposed to asbestos both within and outside Australia, damages shall be limited to the amount attributable to the proportion of the exposure which caused or contributed to the loss or damage giving rise to the Personal Asbestos Claim which occurred in Australia;
(b)	is made in proceedings in an Australian court or tribunal; and

(c)	is made against:
(i)	all or any of the Former James Hardie Companies; or

(ii)	any member of the James Hardie Group from time to time;
(d)	any claim made under compensation to relatives legislation by a relative of a deceased individual (or personal representative of such a relative) or (where permitted by law) the legal personal representative of a deceased individual, in each case where the individual, but for such individual’s death, would have been entitled to bring a claim of the kind described in paragraph (a); or

(e)	a Contribution Claim made in relation to a claim described in paragraph (a) or (b);

but excludes all claims covered by a Worker’s Compensation Scheme or Policy and any Marlew Claim.

Pre-commencement Claim	means a claim that was made or brought in legal proceedings against a Former James Hardie Company commenced before 1 December 2005.

Previous Capital Ratio Period	means, in respect of:
(a)	the first Capital Raising occurring after 1 December 2005 for which a Capital Election has been made, the period commencing on 1 April 2005 and ending on the last day of the Financial Year in which the Capital Raising Completion Date in respect of that Capital Raising falls; and

(b)	for each subsequent Capital Raising for which a Capital Election has been made, the period:
(i)	commencing immediately after the last applicable Previous Capital Ratio Period; and

(ii)	ending on the last day of the Financial Year in which the Capital Raising Completion Date in respect of that Capital Raising falls.

152 James Hardie Industries

PART G – GLOSSARY OF TERMS

Proposal	means the proposal described in this document to provide funding to the Trustee for the purpose of providing compensation for Australian asbestos-related personal injury claims against the Former James Hardie Companies.

Proven Claim	means a Proven Personal Asbestos Claim or a Proven Marlew Claim.

Proven Claimant	means an individual with a Proven Claim.

Proven Marlew Claim	means a Marlew Claim that is not an Excluded Marlew Claim in respect of which a final judgment has been entered by the Dust Diseases Tribunal, or a binding settlement has been entered into by a Former James Hardie Company or the Trustee acting on behalf of Marlew in accordance with the Marlew Legislation or the Final Funding Agreement, and in each case may include costs.

Proven Personal Asbestos Claim	means a proven Personal Asbestos Claim in respect of which final judgment has been given against, or a binding settlement has been entered into by, a Former James Hardie Company, to the extent to which that entity incurs liability under that judgment or settlement.

Proxy Form	means the proxy form included with the Notice of Meeting.

Proxy Request Form	means the proxy request form included with the Notice of Meeting.

Qualifying Capital Ratio or QCR	means the amount calculated in accordance with the following formula:

where

MV means the Market Capitalisation of James Hardie as at the trading day immediately prior to the Capital Raising Announcement. The basis on which the Market Capitalisation of James Hardie is calculated is set out in Part C,Section 5.1.2;

ED equals any Equity Distributions made by James Hardie. These are required to be taken into account in increasing the Qualifying Capital Ratio, on the basis that they effectively represent returns of capital that negate the effect of new capital raisings, and are explained further in Part C,Section 5.1.3;

SRC means the total amount of capital raised under the capital raising in relation to which the capital election is made; and

PQCR is the Qualifying Capital Ratio which applied in respect of the Previous Capital Ratio Period (and, for the first Capital Raising, equals one).

Qualifying Debt	means the term having that meaning in Part F, Section 2.2.2.

Quoted	means, in relation to securities of a Listed entity, quoted for trading on a Stock Exchange.

James Hardie Industries 153

PART G – GLOSSARY OF TERMS

Reconstruction Amount	means the amount calculated in accordance with the following formula:

Reconstruction Amount = TCE – C – (Trust Assets – Trust Liabilities + Further Payments)

where:

TCE, Trust Assets, Trust Liabilities and Further Payments have the same meaning, and are calculated in the same manner, as described in the calculation of the Wind-Up Amount;

C means the amount by which the Term Central Estimate exceeds the present value of all Annual Payments that are due at the time of the Reconstruction Event or would have become due pursuant to the Final Funding Agreement, having regard to the operation of the Annual Cash Flow Cap and calculated by reference to the projected Free Cash Flow of James Hardie as estimated following the Reconstruction Event. For the purposes of determining this amount, the present value of future Annual Payments is determined by reference to the discount rate used in the calculation of TCE, plus five percentage points.

Reconstruction Event	means:
(a)	the summoning of a meeting of creditors or the obtaining of an order of a court to do so, for the purpose of considering any scheme or plan of arrangement for reconstruction or compromise with creditors;

(b)	a voluntary case is commenced, or a final order for relief is entered, under Chapter 11 of the US Bankruptcy Code;

(c)	a filing by James Hardie for a suspension of payments under Dutch law, provided that the court grants the (provisional) suspension of payments to James Hardie; or

(d)	any comparable action under the laws of any other jurisdiction occurs having substantially the same effect as the orders described in paragraphs (b) and (c);

but in each case none of the aforementioned events will comprise a Reconstruction Event where the proceeding or other action is commenced or initiated by or on behalf of the Trustee or the NSW Government under the Final Funding Agreement or the James Hardie Guarantee, whether acting alone or together with others, and for this purpose an order will be deemed to be final when any timely-commenced proceeding for review of such an order has been concluded without such order being subsequently dismissed, withdrawn, struck out, vacated or reversed, and the time for commencing any further proceeding for review of such order has expired.

Reconstruction Plan	means any proposed meeting or composition with creditors, plan of arrangement, plan of reorganisation or other restructuring of James Hardie in connection with any Reconstruction Event.

Related Agreements	means the Trust Deed, the James Hardie Guarantee, the Intercreditor Deeds, the Unions’ Deed of Release and the NSW Government Deed of Release.

Release Legislation	means the James Hardie (Civil Liability) Act 2005 (NSW) and the James Hardie (Civil Penalty Compensation Release) Act 2005 (NSW).

Releases	means the releases and extinguishments of liability described in the Final Funding Agreement and set out in the Release Legislation or the NSW Government Deed of Release.

154 James Hardie Industries

PART G — GLOSSARY OF TERMS

Relevant Body	means any Other Government or any governmental agency or authority of any such government.

Relevant Claim	means a claim which would, if brought against a Former James Hardie Company or a member of the James Hardie Group, constitute a Personal Asbestos Claim.

Relevant Claimants	means some or all Claimants.

Relevant Entity	means any of the James Hardie GroupTaxpayer, the Trustee or any Former James Hardie Company.

Relevant Liabilities	means liabilities imposed under the Overlapping Scheme for the purpose of compensating the Relevant Claimants for Relevant Claims.

Relevant Matters	means all matters relating to or arising out of any of the following or their facts, matters and circumstances:
(a)	the establishment and under funding or funding of the MRCF, and the February 2001 ABN 60 group corporate reorganisation (including, without limitation, the transfer of the Former James Hardie Companies out of the Former James Hardie Group, representations made to incoming directors of the Former James Hardie Companies and other third parties regarding the Former James Hardie Companies and their assets and liabilities, the media releases of ABN 60 of 16 February 2001 and of James Hardie of 29 and 30 October 2003 and any statements made in relation to any of the foregoing matters);

(b)	the Deeds of Covenant and Indemnity;

(c)	the transfers of assets, and the dividends and management fees paid, by the Former James Hardie Companies, as described in the report of the Jackson Commission;

(d)	the August to October 2001 ABN 60 group corporate reorganisation, including without limitation the scheme of arrangement in relation to ABN 60 of August to October 2001, the contemporaneous reduction of capital of (and cancellation of fully paid ordinary shares in) ABN 60 and subscription by James Hardie for partly paid shares in ABN 60, the subsequent cancellation of those partly paid shares in ABN 60 in March 2003 and representations to third parties and the court, and any statements made in relation to any of the foregoing matters; and

(e)	the transfer of assets from ABN 60 to James Hardie, the establishment of ABN 60 Foundation and ABN 60 Foundation Trust, and the allotment of fully paid shares in ABN 60 to ABN 60 Foundation.

James Hardie Industries 155

PART G — GLOSSARY OF TERMS

Reorganisation	means:
(a)	any:
(i)	increase or decrease in;

(ii)	variation of any rights attaching to all or any part of; or

(ii)	reorganisation or scheme of arrangement with respect to,
the share capital of any Controlled Entity of James Hardie, howsoever effected, that has the effect or consequence of creating rights in respect of such share capital in favour of any person outside the Close Group or transferring such rights from a member of the James Hardie Group to a person outside the Close Group;

(b)	any:
(i)	decrease in;

(ii)	variation of any rights attaching to all or any part of; or

(ii)	reorganisation or scheme of arrangement with respect to,
the share capital of James Hardie, howsoever effected, that has the effect or consequence of adversely affecting the rights of the Trustee relative to Equity Securityholders of James Hardie;

(c)	any Capital Management Transaction in relation to Equity Securities of James Hardie, excluding any Capital Management Transaction (or the part thereof) the only counterparties to which are members of the Close Group;

(d)	any transfer by James Hardie or any other member of the James Hardie Group of any Equity Securities (or if the member is not a body with a share capital, other ownership interests conferring voting power at a general meeting of members) in any Controlled Entity of James Hardie to one or more persons outside the Close Group;

(e)	any issue of Equity Securities (or if the member is not a body with a share capital, other ownership interests conferring voting power at a general meeting of members)in any Controlled Entity of James Hardie to one or more persons outside the Close Group;

(f)	any issue, or transfer by James Hardie or any other member of the James Hardie Group, of Hybrids in any member of the James Hardie Group to one or more persons outside the Close Group; or

(g)	any person becoming a Parent Entity or a Sibling Entity, other than an Excluded Related Entity.

Reorganised Debtor	means any entity which, pursuant to and upon the effective date of a restructuring transaction (including a plan of reorganisation confirmed under Chapter 11 of the US Bankruptcy Code, but not a transaction approved by the court pursuant to section 363 of the US Bankruptcy Code) (i) acquires or undertakes the whole or a substantial part of the business or assets of James Hardie or the James Hardie Group, or (ii) consolidates, merges, or engages in another similar transaction with James Hardie or the James Hardie Group as a part of the restructuring transaction occurring in connection with a Reconstruction Event.

Ruling	means a binding ruling issued to the Trustee and others on 8 November 2006, or any renewal of the same or substitution on a basis which is satisfactory to the James Hardie boards and the board of directors of the Performing Subsidiary, each acting reasonably.

S&P/ASX	means Standard & Poor’s/ASX, being the entities which maintain the S&P/ASX share indices.

SEC	means the United States Securities and Exchange Commission.

156 James Hardie Industries

PART G – GLOSSARY OF TERMS

Security Interest	means a right, power or arrangement in relation to an asset which provides security for the payment or satisfaction of a debt, obligation or liability including without limitation under a bill of sale, mortgage, charge, lien, pledge, trust, power, deposit or hypothecation and includes an agreement to grant or create any of those things.

Securityholder	means at any time a person (excluding a member of the Close Group) who holds Equity Securities of James Hardie.

Shareholder	means a person who is registered in the James Hardie Register as the holder of Shares from time to time.

Shares	means common (or ordinary) shares in James Hardie, and for so long as they are Quoted, the Quoted CHESS Depositary Interests over the ordinary shares in James Hardie, to the exclusion of the relevant underlying ordinary shares in James Hardie.

Sibling Entity	means any person (including without limitation any person who is and then ceases to be a member of the James Hardie Group) in respect of which shares or other securities of that person are offered (whether by way of issue or transfer), issued or transferred to all or substantially all of the Equity Securityholders or a class of Equity Securityholders in their capacity as such (disregarding any Equity Securityholders to whom it is illegal in their jurisdiction of residence to be offered, issued or transferred the same), where a member of the James Hardie Group causes, procures or otherwise materially facilitates the transaction under which such securities are offered, issued or transferred and:
(a)	the relevant Equity Security holders continue to hold Equity Securities of James Hardie (whether or not a lesser or greater number than they held before such issue or transfer); or

(b)	the relevant Equity Securityholders cease to hold Equity Securities of James Hardie and that person does not immediately become a Parent Entity.

Special Default	means:
(a)	the Performing Subsidiary fails to make a payment when due under the Final Funding Agreement and such payment is not made within three months of a notice of default being given to James Hardie by the NSW Government or by the Trustee; or

(b)	James Hardie breaches the restrictions on Specified Dealings set out in the Final Funding Agreement and James Hardie does not remedy the breach within three months and notice of the default has been given to James Hardie by the NSW Government or the Trustee.

Specified Dealing	means a Distribution, a Reorganisation or a Non-Arm’s-Length Dealing.

Statutory Recovery	means any statutory entitlement of the NSW Government or any Other Government or any governmental agency or authority of any such government (“Relevant Body”) to impose liability on or to recover an amount or amounts from any person in respect of any payments made or to be made or benefits provided by a Relevant Body in respect of claims (other than as a defendant or in settlement of any claim, including a cross-claim or claim for contribution).

Stock Exchange	means ASX or any approved foreign exchange (as defined under the Corporations Act 2001 (Cth)).

Superimposed Inflation	means an excess of Claim Cost Inflation over Base Inflation. Claim Cost Inflation relates to the rate at which the cost of claims settlements increases over time as a result of social, legal, medical and economic environmental factors and the emergence of new heads of damages. Base Inflation means the assumed rate of claim inflation in the absence of future external environmental development factors. It is derived by reference to Average Weekly Earnings (AWE) but allowing for inherent factors such as the effect of ageing in lowering awards (owing to reduced economic loss amounts) and the impact of different heads of damage having different rates of underlying inflation.

James Hardie Industries 157

PART G — GLOSSARY OF TERMS

Supervisory Board	means the Supervisory Board of James Hardie, which consists of only non-executive Directors, and is responsible for advising on and supervising the policy pursued by the Managing Board and the general course of affairs of James Hardie and the business enterprise which it operates.

Tax and Taxation	mean all forms of taxation, duties, imposts, fees, levies, deductions or withholdings, whether of Australia, a state or territory or elsewhere, including without limitation income tax, fringe benefits tax, withholding tax, capital gains tax, pay as you go tax, goods and services tax, customs and other import or export duties, excise duties, sales tax, stamp duty or other similar contributions and any interest or penalty, in respect of any of them.

Tax Conditions	means the conditions precedent to the Final Funding Agreement that the James Hardie Boards and the board of directors of the Performing Subsidiary are satisfied, acting reasonably that with effect on or before payment of the Initial Funding (and by force of retrospective legislation where necessary), that for the purposes of the Tax laws of Australia:
(i)	payments of the James Hardie Contributions (including, for the avoidance of doubt, the Initial Funding)to the Trustee will be deductible to the James Hardie Group Taxpayer on the basis of Black Hole Deductibility for the purpose of determining the taxable income of the James Hardie Group Taxpayer;

(ii)	the James Hardie Contributions received by the Trustee of the Charitable Fund from the Performing Subsidiary will comprise corpus of a trust and so will not form part of the assessable income of the Trustee of the Charitable Fund as either ordinary or statutory income;

(iii)	if the Trustee of the Discretionary Fund exercises its discretion during a tax year to pay or apply Annual Income for the benefit of a Former James Hardie Company, that:
A.	the Former James Hardie Company will be deemed to be presently entitled to such Annual Income;

B.	such Annual Income will not form part of the assessable income of the Trustee of the Discretionary Fund for that year;

C.	the Trustee of the Discretionary Fund will not be subject to tax under sections 99 or 99A of the IncomeTax Assessment Act 1936 (Cth) in respect of such Annual Income;
(iv)	section 100A of the Income Tax Assessment Act 1936 (Cth) will not apply to deem the Trustee of the Discretionary Fund to be taxed on any income paid or applied by the Trustee of the Discretionary Fund for the benefit of the Former James Hardie Companies in the manner described in paragraph (iii);

(v)	Part IVA of the IncomeTax Assessment Act 1936 (Cth) will not apply with respect to any or all payments or transactions contemplated in the Final Funding Agreement or the Trust Deed;

(vi)	Proven Claims:
A.	will be allowable deductions to Amaca and Amaba during the Term when incurred;

B.	are incurred for the purpose of the IncomeTax Assessment Act 1936 (Cth) and Income Tax Assessment Act 1997 (Cth) on the date of making, in respect of a specific claim, an order for final judgment or on the date of a deed of settlement, as the case may be in relation to such specific claim;
(vii)	the assessable income of Amaca and Amaba in respect of a year of income:
A.	will include amounts of the Discretionary Fund paid or applied by the Trustee for the benefit of Amaca or Amaba, as the case may be;

B.	will be offset to reduce the taxable income of Amaca or Amaba, as the case may be, by allowable deductions of Amaca or Amaba, as the case may be, arising from the amounts referred to in clause paragraph (vi)(A);
(viii)	the amount of payments made by the Trustee of the Charitable Fund to Claimants to meet Proven Claims against any Former James Hardie Company will not form part of the assessable income of the Former James Hardie Company;

158 James Hardie Industries

PART G — GLOSSARY OF TERMS

Tax Conditions (continued)	(ix) and in particular for the purposes of A New Tax System (Goods and Services Tax) Act 1999:
A.	the Funding Payments to be made by the Performing Subsidiary to the Trustee do not represent or comprise consideration for a taxable supply made by the Trustee;

B.	the payment of Proven Claims by the Trustee will not represent or comprise consideration for a taxable supply;

C.	the application of any part of the Discretionary Fund by the Trustee for the benefit of a Former James Hardie Company will not represent or comprise consideration for a taxable supply;

D.	compensation payments made to a Proven Claimant by a Former James Hardie Company do not represent or comprise consideration for a taxable supply;

E.	if the Former James Hardie Companies and the Trustee are members of the same GST Group, the following activities of the Trustee will not comprise taxable supplies:
I.	management of the Trustee or Former James Hardie Companies and the winding up of the Former James Hardie Companies;

II.	management of legal and administrative costs in respect of Proven Claims and the negotiation of settlements of those Proven Claims;

III.	investment of the assets contributed to or received by the Trustee;

IV.	management of the insurance claims the Former James Hardie Companies may make in relation to losses resulting from Proven Claims or recovery of Insurance and Other Recoveries;
F.	the Trustee, as a representative member of the GST Group of which it is a member from time to time, will be entitled to input tax credits for GST incurred on:
I.	acquisitions associated with the receipt of Funding Payments by the Trustee from the Performing Subsidiary;

II.	acquisitions made in connection with payments of Proven Claims;

III.	investment management services (but only to the extent of a reduced input tax credit); and

IV.	acquisitions made in connection with the carrying out of other activities closely connected to the making of compensation payments to claimants of Proven Claims.

Term	means the period from the Commencement Date to 31 March 2045, as may be extended in accordance with the terms of the Final Funding Agreement, as described in Part C, Section 3.1.8.

Term Central Estimate	means the central estimate of the present value (determined using the discount rate used in the relevant Annual Actuarial Report) of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs (in each case reasonably expected to become payable in the relevant period), after allowing for Insurance and Other Recoveries during that period, from and including the day following the end of the Financial Year preceding that Payment Date up to and including the last day of the Term (excluding any automatic or potential extension of the Term, unless or until the Term has been extended).

Transaction Documentation	means the Final Funding Agreement, the Related Agreements, the Transaction Legislation and the Release Legislation.

Transaction Legislation	means the James Hardie (Winding up and Administration) Act 2005 (NSW).

Trust Deed	means the amended and restated trust deed, between James Hardie and Asbestos Injuries Compensation Fund Limited.

James Hardie Industries 159

PART G — GLOSSARY OF TERMS

Trust Funded Liability	means:
(a)	a Proven Claim (whether arising before or after 1 December 2005);

(b)	Operating Expenses;

(c)	Claims Legal Costs;

(d)	a Pre-commencement Claim against a Former James Hardie Company;

(e)	Statutory Recoveries within the meaning and subject to the limits set out in the Final Funding Agreement (see Part C, Section 2.7); and

(f)	a claim or category of claim which James Hardie and the NSW Government agree in writing is a “Trust Funded Liability” or a category of “Trust Funded Liability”;

but in the cases of paragraphs (a), (c) and (d) exclude any such liabilities or claims to the extent that they have been recovered or are recoverable under a Worker’s Compensation Scheme or Policy.

Trustee	means the trustee of the Discretionary Fund and the Charitable Fund from time to time, initially AICFL.

Unions’ Deed of Release	means the deed of that name between James Hardie Industries NV, the NSW Government, Australian Council of Trade Unions, Unions New South Wales and Bernie Banton.

United States or US	means the United States of America.

US GAAP	means GAAP applying in the United States.

US$	means dollar currency of the United States of America.

Valuation Ratio	means the amount determined in accordance with the formula set out in Part C, Section 4.10.

VWAP	means the volume weighted average price for the specified securities over the specified period as determined in accordance with the rules of the primary Stock Exchange on which those securities are Listed.

Wind-Up Amount	means the amount calculated in accordance with the following formula:

TCE – (Trust Assets – Trust Liabilities + Further Payments)

where:

TCE means the Term Central Estimate as reported in the most recently published Annual Actuarial Report at the time of the Wind-Up Event;

Trust Liabilities means the value of the liabilities of the Trustee and the Former James Hardie Companies as reported in the audited financial statements of those entities as at the date to which the Annual Actuarial Report referred to in the Term Central Estimate was prepared, but does not include any asbestos-related liabilities;

Trust Assets means the value of the assets of the Trustee and the Former James Hardie Companies as reported in the audited financial statements of those entities as at the date to which the Annual Actuarial Report referred to in the Term Central Estimate was prepared, but does not include any assets included in that calculation of the Term Central Estimate; and

Further Payments means the sum of all payments received by the Trustee from the Performing Subsidiary or any other member of the James Hardie Group since the date to which the Annual Actuarial Report referred to in the Term Central Estimate was prepared.

160 James Hardie Industries

PART G — GLOSSARY OF TERMS

Wind-Up Event	means, in respect of James Hardie, the occurrence of any one or more of the following:
(a)	a court order is made that it be wound up, declared bankrupt and that order is not subsequently withdrawn, struck out or dismissed;

(b)	a liquidator (excluding a provisional liquidator) is appointed to it and the appointment is not subsequently terminated;

(c)	a declaration of bankruptcy is made in relation to it and is not subsequently withdrawn, struck out or dismissed; and

(d)	any comparable action occurs under the law of any competent jurisdiction which has a substantially similar effect to paragraphs (a) to (c).

Worker’s Compensation	means any of the following:
Scheme or Policy
(a)	any worker’s compensation scheme established by any law of the Australian Government or of any Australian state or territory;

(b)	any fund established to cover liabilities under insurance policies upon the actual or prospective insolvency of the insurer (including without limitation the Insurer Guarantee Fund established under the Workers Compensation Act 1987 (NSW)); and

(c)	any policy of insurance issued under or pursuant to such a scheme.

James Hardie Industries 161

162 James Hardie Industries

Annexure A
Independent
Expert’s Report
James Hardie Industries 163

The Directors James Hardie Industries NV Atrium, 8th Floor Strawinskylaan 3077 1077zx Amsterdam Netherlands	ABN 53 095 445 560
AFS Licence No 246532
Level 27,363 George Street
Sydney NSW 2000 Australia
GPO Box 1640, Sydney NSW 2001

Telephone: [61 2] 8235 7500
Facsimile: [61 2] 8235 7550
www.lonerganedwards.com.au
12 December 2006
Subject: Independent Expert’s Report on Asbestos Funding Proposal
Dear Directors
Introduction
1	On 21 December 2004 James Hardie Industries NV (James Hardie) announced that it had signed a Heads of Agreement with the NSW Government, Australian Council of Trade Unions (ACTU), Unions NSW and the Asbestos Support Groups to provide long term funding of Australian asbestos-related personal injury claims against certain former James Hardie companies (being ABN 60 Pty Limited (ABN 60), Amaca Pty Limited (Amaca) and Amaba Pty Limited (Amaba) (together the Former James Hardie Companies)).
2	Subsequent to the announcement of this Heads of Agreement, on 1 December 2005 James Hardie and the NSW Government entered into the Final Funding Agreement[1], conditional upon, inter alia, the receipt of various tax rulings (which have now been received), the support of James Hardie’s lenders and the approval by shareholders.
3	In summary, the Proposal provides for:
(a)	the establishment of a special purpose fund to be known as the Asbestos Injuries Compensation Fund (the Fund) to provide compensation for proven Australian asbestos-related personal injury or death claims against the Former James Hardie Companies (and certain similar claims with respect to Marlew Mining Pty Ltd (in liq) (Marlew))[2]

(b)	Asbestos Injuries Compensation Fund Limited (AICF), which will be controlled but not owned by James Hardie, being appointed the trustee of the Fund

[1]	This agreement was amended on 21 November 2006.

[2]	Formerly known as Asbestos Mines Pty Ltd.
Liability limited by a scheme approved under Professional Standards Legislation

(c)	a subsidiary of James Hardie (to be known as the Performing Subsidiary) providing funding to the AICF on a long-term agreed basis

(d)	initial funding to the AICF by James Hardie on the basis of the September 2006 KPMG Actuaries Report (which contains a net present value (NPV) central estimate of A$ 1,554.8 million in present and future claims against the Former James Hardie Companies at 30 September 2006)[3]

(e)	a two year rolling cash “buffer” in the Fund and an annual contribution in advance based on actuarial assessments of expected claims for the next three years, revised annually

(f)	a cap on the annual James Hardie payments to the AICF[4], initially set at 35% of the annual Free Cash Flow of James Hardie for the immediately preceding financial year, with provision for the percentage to decline over time to 10% depending on James Hardie’s financial performance and the claims outlook

(g)	no cap on individual payments to Proven Claimants provided the AICF has sufficient funds to meet proven claim payments[5]

(h)	the repayment of James Hardie’s principal lenders in full before any amounts are paid to the AICF if an insolvency event of James Hardie were to arise

(i)	the establishment of an asbestos education program in Australia focussed on home renovators (A$75,000 per annum for 10 years), and funding of medical research into asbestos related diseases and treatments (A$500,000 per annum for 10 years) to be funded by separate annual contributions by James Hardie

(j)	certain releases in favour of a wide variety of persons and entities, including present and past members of the James Hardie Group and their directors, officers, employees, advisers and agents.
4	The initial term of the Proposal is to 31 March 2045, although the term will be extended if necessary.
5	The Proposal is designed to achieve a sustainable funding arrangement in relation to the Australian asbestos-related personal injury liabilities of the Former James Hardie Companies and Marlew by creating a structure that can accommodate changes in the profile and quantum of such asbestos-related claims and James Hardie’s future financial performance.

[3]	This NPV estimate reflects the anticipated cost savings resulting from implementation of procedural reforms resulting from the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 in NSW.

[4]	The cap will not apply in relation to the year ending 31 March 2007 and payments to the AICF will exceed 35% of Free Cash Flow during that year due to the Initial Payment.

[5]	Should the AICF experience an expected shortfall of funds, the James Hardie Former Subsidiaries (Winding up and Administration) Bill 2005 (NSW) makes provisions for the available funds to be rationed until such time as the expected shortfall ceases to apply.

6	However, because the level of future asbestos-related personal injury claims and James Hardie’s future financial performance is uncertain, no absolute assurance can be given that the AICF will have sufficient funds to be able to compensate all Australian asbestos-related claimants against the Former James Hardie Companies or Marlew.

7	While there is no statutory requirement for James Hardie to obtain an Independent Expert’s Report (IER), the Proposal is conditional on the receipt of an IER which concludes that the Proposal is “in the best interests” of James Hardie and its enterprise as a whole. The directors of James Hardie have therefore requested that Lonergan Edwards & Associates Limited (LEA) prepare an IER stating whether, in LEA’s opinion, the Proposal is “in the best interests” of James Hardie and its enterprise as a whole.
Summary of opinion
8	In our opinion the Proposal is in the best interests of James Hardie and its enterprise as a whole.

9	We have formed this view because, in our opinion:
(a)	the advantages of the Proposal to James Hardie shareholders and the Company significantly outweigh the disadvantages

(b)	James Hardie shareholders and the Company will be better off if the Proposal is approved by shareholders compared to their position if it is not approved

(c)	the Proposal reflects the best negotiated outcome that could have been achieved taking into account the conflicting interests involved, and

(d)	after considering, in particular, the potential downside risks, no better outcome from the perspective of James Hardie shareholders and the Company could reasonably have been expected to be negotiated.
10	Notwithstanding that the Special Commission of Inquiry into the Establishment of the MRCF concluded that James Hardie had no legal obligation to provide further compensation to asbestos claimants, in our opinion, if further compensation is not provided it is highly likely that legislation will be introduced in Australia (and/or overseas6) to impose liability on James Hardie in connection with Australian asbestos claims. In addition, James Hardie would be exposed to significant commercial risks and losses as a result of consumer boycotts, industrial action, ongoing adverse publicity, and significant financial uncertainty. All of these factors are likely to:
(a)	increase James Hardie’s cost of debt capital

(b)	increase James Hardie’s cost of equity capital

(c)	make it more difficult for James Hardie to raise capital

[6]	By foreign Governments acting in co-operation with Australian Governments.

(d)	divert management attention from the core business, and

(e)	adversely affect the share price of James Hardie.
Advantages
11	In our opinion James Hardie shareholders and the Company will be better off if the Proposal is approved due to the following advantages.
Annual payments to the AICF will be capped
12	Under the Proposal James Hardie’s annual payments to the AICF will be capped at no more than 35% of the immediately preceding year’s Free Cash Flow[7].

13	In fact, James Hardie shareholders may benefit from having the cap with respect to the first annual payment to the AICF due on 1 July 2007. This is because James Hardie has recently had to make a tax payment of A$189 million to the Australian Taxation Office in order to appeal a tax assessment in relation to 1999. If James Hardie is not successful in having this payment returned in the current financial year, this tax payment will lower Free Cash Flow in FY07 and may result in James Hardie’s payment to the AICF on 1 July 2007 being equal to the capped payment.

14	Free Cash Flow is the net cash flow provided by the operating activities of the James Hardie Group as calculated in accordance with US GAAP in force on 21 December 2004 (adjusted for the minority interest share of profit or loss). Free Cash Flow is after interest, changes in working capital, taxes paid, minority interest share of profit or loss and payments made by James Hardie to the AICF. While the AICF will be treated as part of the James Hardie Consolidated Group for US GAAP purposes, the receipts and payments of the AICF Group will not be included in Free Cash Flow because the use of the assets of the AICF are restricted. Payments by the AICF Group to asbestos claimants will therefore not be shown as a cash flow. However, payments by James Hardie to the AICF will represent an operating cash outflow as they relate to the use of unrestricted cash.

15	Further, the percentage cap may reduce after 31 March 2011 provided the annual contributions are, on average, lower than the reduced cap for the four preceding years (subject to a maximum reduction of 5% in any four year period).

16	The terms of the Proposal therefore allow James Hardie to fund both its business and its obligations to the AICF.

17	In contrast, if the Proposal is not approved and legislation is introduced in Australia (and/or overseas8) to impose liability on James Hardie in connection with asbestos claims, James Hardie’s annual liability for asbestos claims will not be capped, and James Hardie management may find it more difficult to manage the capital needs of the business as annual asbestos payments may exceed annual operating cash flow in the absence of the cap.

[7]	The capping arrangement will not apply in relation to the year ending 31 March 2007 and payments to the AICF will exceed 35% of James Hardie’s Free Cash Flow in that year due to the Initial Payment.

[8]	By foreign Governments acting in co-operation with Australian Governments.

The annual cap reduces the present value of James Hardie’s commitment
18	In our opinion, the present value of James Hardie’s payments to the AICF are lower than the present value of the asbestos-related liabilities of the Former James Hardie Companies.

19	This is because, by capping James Hardie’s payments based on the level of Free Cash Flow in the immediately preceding year:
(a)	the risk associated with future payments is more aligned with the risk associated with James Hardie’s businesses. As a result, when valuing James Hardie shares, in our view, the correct discount rate to apply to the expected future payments to the AICF would be higher than the discount rate which should be applied to determine the present value of the asbestos-related liabilities of the Former James Hardie Companies

(b)	payments to claimants may be deferred until funding becomes available from James Hardie’s Free Cash Flow, which reduces the present value of the payments from the perspective of James Hardie (and its shareholders). This could occur if, for example:
(i)	James Hardie’s Free Cash Flow falls, reducing James Hardie’s annual payments to the AICF below that required to meet claims in any particular year

(ii)	there is an increase in annual or total claims, such that the capped payments to the AICF provide insufficient funding in any particular year.
20	However, notwithstanding that James Hardie’s payments to the AICF are unsecured and bear some level of equity risk, in our opinion, the correct discount rate to apply to the current estimate of the future payments to the AICF would still be relatively low (although higher than the risk free rate). This is because the level of future claims cannot be accurately quantified and may increase substantially.

21	While the appropriate discount rate to apply to the estimated future payments of the AICF is therefore subjective, to assist investors assess the impact of the discount rate we set out below the present value of the pre-tax asbestos liability under the Proposal using a discount rate range of 6.5% to 8.0% per annum (pre-tax). In comparison, the present value of the asbestos-related liabilities of the Former James Hardie Companies as at 30 September 2006 (as assessed by KPMG) using discount rates of 5.37% to 6.02% per annum[9] (pre-tax) was A$1.554.8 million[10]:

[9]	The equivalent single uniform discount rate implied by KPMG’s calculation, based on cash flows weighted by term, was 5.51% per annum.

[10]	This estimate reflects the anticipated cost savings resulting from implementation of procedural reforms resulting from the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 in NSW.

Present value of per-tax asbestos liability under the proposal

	Pre-tax discount rate
	6.5%	7.0%	7.5%	8.0%
	A$m	A$m	A$m	A$m

Present value of liability under the Proposal as at 30 September 2006 (pre-tax)	1,450.1	1,395.0	1,343.7	1,295.9
Note:
1	Both KPMG’s present value calculation of the asbestos liabilities and our present value calculation of the asbestos liability under the Proposal exclude the annual operating expenses of the AICF and the existing assets of the AICF Group. However, they both reflect the anticipated cost savings resulting from implementation of procedural reforms resulting from the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 in NSW.

2	The annual operating expenses of the AICF are estimated at A$3.3 million in the 6 months ending 31 March 2007 and A$5.4 million in FY08.

3	For the purposes of working out the present value of the liability under the Proposal the impact of the cap is reflected in the discount rate only. That is, the cash flows assume that the cap does not apply.
22	Our present value calculations in the preceding paragraph take into account the fact that, under the Proposal, the annual contributions to the AICF by James Hardie are designed so that, subject to the annual cash flow cap, at the start of each year the AICF has a two year rolling cash “buffer” and one year’s contribution based on the annual actuarial assessment of expected claims for the next three years. That is, subject to the operation of the cap, James Hardie makes payments to the AICF a maximum of three years in advance (on a discounted basis). However, it should be noted that James Hardie obtains the benefit of the investment income generated by the AICF in the period between receipt of the payment from James Hardie and the payment of claims[11]. This is because the interest income generated reduces the size of future payments to the AICF.
The risk of future litigation, regulatory and consumer action is substantially reduced
23	By approving the Proposal, the risk of future litigation, consumer boycotts, industrial action, adverse publicity and legislation being introduced in Australia (and/or overseas12) to impose liability for asbestos liabilities on James Hardie is substantially reduced (provided James Hardie meets its obligations under the Proposal).

24	However, if the Proposal is not approved, in our opinion, it is highly likely that these actions will take place. For example, on 17 November 2005 the NSW Premier announced that the NSW State Government would introduce legislation to force James Hardie to meet the asbestos liabilities of the Former James Hardie Companies if James Hardie did not reach a final agreement with the ACTU and asbestos victims on the terms of the funding proposal. According to the Premier the legislation would either give effect to the Heads of Agreement signed in December 2004 or would unwind James Hardie’s 2001 corporate restructure (including the cancellation of A$1.9 billion in partly paid shares) and pass legislation imposing liability on ABN

[11]	Interest income at the rate of 5.5% per annum has been assumed in our calculations.

[12]	By foreign Governments acting in co-operation with Australian Governments.

60, thereby providing significant funds for the benefit of asbestos victims. In our opinion such an outcome is likely to result in James Hardie being worse off relative to the position if the Proposal is approved.
Ability to raise debt and equity capital is enhanced
25	In our opinion, if the Proposal is approved James Hardie is likely to enhance its ability to raise both debt and equity capital and lower the costs thereof. This is because approval of the Proposal will remove or substantially lessen the uncertainty associated with (inter alia) future litigation, legislation and consumer boycotts.

26	In this regard we note that:
(a)	the Proposal contains intercreditor arrangements which contain certain protections for James Hardie’s lenders in the event of an insolvency or reconstruction

(b)	in our opinion, James Hardie’s ability to raise debt finance may be significantly restricted, financial constraints may be more restrictive and/or higher interest rates may be charged if the Proposal is not approved

(c)	in our opinion, the “cost” of equity capital (being the rate of return required by investors) will also increase if the Proposal is not approved (relative to the position if the Proposal is approved).
Ability to undertake buy-backs, capital returns and pay dividends
27	Under the Final Funding Agreement there is no restriction placed on James Hardie’s ability to undertake certain reorganisations, distributions or other transactions provided the reorganisation, distribution or other transaction does not:
(a)	materially and adversely affect the priority of payments between AICF and James Hardie’s shareholders to a notional surplus which would arise after payments to lenders and other creditors having a right of priority over the AICF; or

(b)	materially impair the legal or financial capacity of James Hardie to meet its obligations under the Final Funding Agreement.
28	Further, even if both of the above conditions are not met the terms of the Final Funding Agreement specifically allow James Hardie to:
(a)	pay dividends (subject to their being sufficient retained earnings) provided the amount of the dividend paid or provided for in any two consecutive financial years does not exceed 75% of James Hardie’s average Net Income[13]

[13]	Net Income is defined as the consolidated net income of the James Hardie Group after taxes and movements in non-cash provisions (including asbestos provisions) required under US GAAP.

for the two financial years prior to the financial year in which the dividend is paid or provided for
(b)	undertake capital reductions, share buy-backs and other capital management transactions provided James Hardie shares are listed and the number of shares bought back or cancelled (when added to the number bought back or cancelled at any time during the previous 36 months) does not exceed 15% of James Hardie’s Market Capitalisation

(c)	undertake any capital reduction, share buy-back or other capital management transaction where the aggregate amount returned to security holders in Capital Management transactions does not exceed the amount of new capital raised since the execution of the Final Funding Agreement subject to certain adjustments.
29	James Hardie can also undertake:
(a)	any transaction which is exempt from the above restrictions (refer paragraph 31 below), including any transaction or dealing where the number determined by the Valuation Ratio (refer Appendix C) is greater than or equal to 2.75[14]

(b)	any transaction which is not exempt where it considers that there is no breach of the restrictions

(c)	any transactions which would otherwise breach the restrictions, where the NSW Government consents.
30	In contrast, if the Proposal is not approved by shareholders and shareholders do not agree to some other proposal which results in James Hardie providing compensation in connection with proven asbestos claims, in our opinion, it is likely that litigation and/or legislative action against James Hardie in the Netherlands (at the request of the Australian Governments) will be undertaken to restrict or prevent (or have the effect of restricting or preventing) the payment of dividends and other returns to shareholders.
Most common transactions can be undertaken without restriction
31	In broad terms, the Final Funding Agreement also states that James Hardie can undertake the following transactions without restriction:
(a)	any transaction (eg purchase or sale of a business, shares or assets) on arm’s length pricing terms

[14]	Based on a James Hardie share price of $8, an actuarial liability of A$l,554.8 million and the net assets of the AICF and Former James Hardie Companies as at 30 September 2006, the Valuation Ratio is around 3.4.

(b)	any transaction of a revenue nature or entered into in the ordinary course of business

(c)	a takeover offer for another company for scrip consideration or on arm’s length pricing terms

(d)	transactions between 100% owned subsidiaries of the James Hardie Group

(e)	the issue of new shares

(f)	the issue of bonds, notes or other unsecured debentures on arm’s length pricing terms

(g)	the issue of hybrid securities (provided James Hardie remains listed on a stock exchange)

(h)	any transaction or dealing where the number determined by the Valuation Formula (refer Appendix C) is greater than or equal to 2.75[15].
32	In summary, under the Proposal, most common transactions undertaken by public companies can still be undertaken by James Hardie without restriction or the need to obtain NSW Government approval.
Need to sell assets / businesses or raise additional equity capital
33	If the Proposal is not approved and legislation is introduced in Australia (and/or overseas16) to impose liability on James Hardie in connection with asbestos claims then James Hardie may find itself unable to fund liabilities imposed on it. Accordingly James Hardie may need to sell assets or businesses, or undertake a large capital raising, in order to meet such liabilities. This outcome will be avoided if the Proposal is approved (and James Hardie meets its obligations under the Proposal).
Increased likelihood of a future takeover offer
34	In our opinion, a takeover offer for James Hardie shares is more likely if the Proposal is approved. This is because, in our opinion, most potential bidders would not be prepared to make a takeover offer for the company if the Proposal is not approved due to the significant uncertainty associated with:
(a)	the asbestos liabilities of the Former James Hardie Companies

[15]	Based on a James Hardie share price of $8, an actuarial liability of A$l,554.8 million and the net assets of theAICF and Former James Hardie Companies as at 30 September 2006, the Valuation Ratio is around 3.4.

[16]	By foreign Governments acting in co-operation with Australian Governments.

(b)	James Hardie’s ability to meet these liabilities (in the absence of the annual cap on its liability) if legislation imposing liability on James Hardie is introduced (which is likely if the Proposal or a similar proposal is not approved).
Management control of the AICF will rest with James Hardie
35	If the Proposal is approved, James Hardie will obtain Board control of the AICF which may lead to James Hardie identifying opportunities for efficiencies in the AICF operating and claims administrative process. Any cost savings achieved will result in lower administration costs and will mean more of James Hardie’s payments to the AICF will be available to meet claims (thereby lowering future contributions).
Incentive to debt fund returns to shareholders
36	As Free Cash Flow (as defined in the Final Funding Agreement) is calculated after deducting interest expenses, management could potentially reduce the dollar amount of the cap on James Hardie’s annual payments to the AICF by debt funding returns to shareholders. This is because the higher debt level increases interest expenses which lowers operating cash flow and thus the size of the cap (potentially lowering James Hardie’s annual payments to the AICF). For example, if James Hardie’s payments to the AICF were equal to the cap, any reduction in the cap (due to higher interest expenses) would also lower the level of the payments to the AICF. However, James Hardie’s ability to debt fund returns to shareholders may be impacted by the restrictions contained in the Final Funding Agreement and other commercial considerations.
Improved management focus
37	If James Hardie shareholders approve the Proposal, James Hardie management can focus almost entirely on James Hardie’s businesses (rather than be distracted by issues associated with the Former James Hardie Companies’ asbestos issues).
Impact on share value
38	In our opinion, the Proposal should have a positive impact on the James Hardie share price (relative to the share price if the Proposal is not approved). This is because:
(a)	the present value of future payments to the AICF are lower than the present value of the Former James Hardie Companies’ asbestos liabilities (which James Hardie would be liable for if legislation is introduced in Australia and/or overseas[17] which imposes liability on James Hardie in connection with asbestos claims) due to the existence of the cap on James Hardie’s annual payment to the AICF

[17]	By foreign Governments acting in co-operation with Australian Governments.

(b)	the Proposal removes or substantially lessens the uncertainty associated with:
(i)	the high risk and cost of future litigation in connection with asbestos claims

(ii)	the ability of James Hardie to fund asbestos claims if legislation is introduced in Australia (and/or overseas17) which imposes liability on James Hardie in connection with asbestos claims (which is likely if the Proposal is not approved)

(iii)	the impact of consumer boycotts on James Hardie’s business

(iv)	adverse publicity associated with James Hardie due to unresolved asbestos issues.
39	We note that the James Hardie share price increased around 6.1% on 21 December 2004 following the announcement by James Hardie that it had signed the Heads of Agreement and increased around 5.8% (in a falling market) on 1 December 2005 following the announcement that the Company had signed the Final Funding Agreement.
Disadvantages
40	James Hardie shareholders should also note the following disadvantages associated with the Proposal:
(a)	the Proposal does not remove the uncertainty associated with the size of the Former James Hardie Companies’ liability for asbestos claims. This is because, under the Proposal James Hardie will be obliged to make annual payments to the AICF (subject to the annual cash flow cap (Annual Cash Flow Cap or ACFC))

(b)	under the Proposal James Hardie is required to provide funding to the AICF in advance of the AICF paying claimants. This is because the annual payment to the AICF by James Hardie has been designed so that, subject to the ACFC, at the start of each year the AICF has a two year rolling cash “buffer” and one years contribution based on the actuarial assessment of expected claims for the next three years.

However, it should be noted that James Hardie obtains the benefit of the investment income generated by the AICF in the period between receipt of the payment from James Hardie and the payment of claims. This is because the income generated reduces the size of future payments by James Hardie to the AICF

(c)	as capital expenditure in some years may exceed operating cash flow after payments to the AICF, James Hardie may be required to borrow or undertake other capital raisings in order to fund required capital expenditures in some years

(d)	James Hardie’s ability to undertake share buy-backs, pay dividends and return capital to shareholders will be restricted under the Proposal. However, if the Proposal is not approved it is likely that litigation and/or legislative action against James Hardie will be undertaken to restrict or prevent (or have the effect of restricting or preventing) the payment of dividends and other returns to shareholders

(e)	as there is no limit on either the size of each claim (subject to the existing law) or James Hardie’s total liability under the Proposal, this may encourage higher claims (although the effect on James Hardie is mitigated by the ACFC)

(f)	while the existence of the ACFC may assist to limit claims inflation in the short to medium term (as the payment of significantly higher claims may need to be deferred until funding becomes available due to the ACFC), towards the end of the claim period the impact of the ACFC will be significantly reduced (as profits should be higher and claims lower) which may encourage higher claims at that time (subject to the law at that time)

(g)	by agreeing to make annual payments to the AICF to meet future asbestos claims by individuals there is an increased risk that governments and other parties may seek to pressure James Hardie to provide a similar arrangement in respect of claims for pure economic loss (other than those resulting from personal injury) or property loss arising from the presence of asbestos in buildings or environmental remediation

(h)	the Proposal does not cover asbestos claims outside of Australia[18]

(i)	there may not be sufficient Australian taxable income in all future years to utilise the tax deductions resulting from James Hardie’s annual payments to the AICF

(j)	while we believe the present value of James Hardie’s payments to the AICF is lower than the present value of the Former James Hardie Companies’ Australian personal injury asbestos-related liabilities, by paying out the liability over time the actual total amount paid out will be significantly greater. This is evident if one compares KPMG’s central estimate of the discounted asbestos-related liabilities (A$1,554.8 million) with the central

[18]	Refer Section V

estimate of the undiscounted asbestos-related liabilities (A$3,168.9 million)
(k)	the risk of future litigation, consumer boycotts and legislation being introduced in Australia (and/or overseas19) to impose liability for asbestos liabilities on James Hardie cannot be removed entirely, and may still occur in the future. For example, if James Hardie fails to meet its obligations to provide compensation for all legitimate asbestos claimants against the Former James Hardie Companies the risk of future litigation and/or other actions against James Hardie will be increased

(l)	there remains a risk that James Hardie may incur a greater proportion of asbestos-related disease liabilities if other parties who may have substantial joint liability with the Former James Hardie Companies become insolvent.
41	Notwithstanding these disadvantages, in our opinion, the advantages far outweigh the disadvantages.
Position if James Hardie refuses to provide further funding
42	Notwithstanding that James Hardie was found by the Special Commission of Inquiry into the establishment of the MRCF to have no legal obligation to provide funding to asbestos claimants, a decision by James Hardie to refuse to provide funding under the Proposal (or a similar scheme) would, in our opinion, expose James Hardie to significant ongoing risk and uncertainty. That is, James Hardie will be subject to the ongoing risk of some or all of the following events occurring:
(a)	legislation in Australia imposing liabilities on James Hardie in connection with asbestos claims

(b)	customer boycotts (particularly in Australia), which would adversely impact the profitability of James Hardie’s businesses

(c)	litigation by the MRCF and other parties to seek to recover its funding shortfall

(d)	litigation under the Trade Practices Act for “misleading and deceptive conduct” with respect to the establishment of the MRCF

(e)	the pursuit of treaties by the NSW State Government and/or Australian Federal Government with overseas governments to assist in the recovery of funds to provide compensation for the asbestos victims of the Former James Hardie Companies

(f)	large legal costs would be incurred by James Hardie

[19]	By foreign Governments acting in co-operation with Australian Governments.

(g)	significant management time and focus would be diverted away from running the James Hardie business.
43	Of the abovementioned events, we believe that (a) and (e) of the preceding paragraph pose the most significant ongoing risk to James Hardie shareholders should the Proposal not be approved. Our opinion is based upon a combined assessment of the likelihood of occurrence and likely financial impact:
(a)	Likelihood of occurrence - In our opinion it is highly likely that legislation will be enacted in Australia imposing liabilities on James Hardie. Our opinion is based upon public statements such as:
(i)	the statement by the (current) NSW Premier on 17 November 2005 that the NSW State Government would introduce legislation to force James Hardie to meet the asbestos liabilities of the Former James Hardie Companies if James Hardie did not reach a final agreement with the ACTU and asbestos victims on the terms of the funding proposal, and

(ii)	the statement by the (former) NSW Premier on 28 October 2004 that the Government had received clear independent advice that legislation can be validly enacted if the States and Territories agreed under the Federal Corporations Act. The (former) Premier also noted on the same day that “James Hardie must understand that such proposed legislation will hang over it for as long as it continues to hide from its responsibilities ”.
Given that Australian Federal and State Governments cannot legislate in jurisdictions outside Australia, the extent to which they will be able to impose liabilities on James Hardie may be limited to the value of James Hardie’s assets in Australia. However, in our view, it is likely that the Australian Federal and State Governments will also seek the co-operation of foreign Governments to assist in the recovery of funds to provide compensation for asbestos victims if the Proposal is not approved. In this regard we note:
(iii)	the statement by the Attorney General on 5 November 2004 that the Australian Government had been involved in communications with Dutch and US authorities regarding arrangements to ensure that Australian judgments are able to be enforced where necessary, and

(iv)	the statement made by Senator Andrew Murray on 6 August 2004 that his party (the Australian Democrats) had been in discussions with Dutch MPs and that they would “liaise with those unions, corporations, organisations and political parties who are able to help ensure the law fully deals with this matter”

(b)	Likely financial impact - If (a) and/or (e) of paragraph 42 eventuate, the costs that will be incurred by James Hardie will, in our opinion, be greater than the present value of the payments to the AICF for which James Hardie will be liable for if the Proposal is approved. This is because:
(i)	significantly higher legal and administrative costs in connection with asbestos liabilities will be incurred

(ii)	James Hardie will not be protected by the existence of an annual cap on payments in respect of asbestos matters.
44	Accordingly, although James Hardie may only have a moral (rather than a legal) obligation to provide funding to asbestos claimants, the risks of not doing so will in our opinion prolong investor uncertainty and continue to adversely impact the share price. Furthermore, if the risks described in paragraph 42(a) and (e) were to eventuate, the likelihood of which in our opinion is high, then the cost to James Hardie will be greater than the funding arrangement put forward under the Proposal.

45	It should also be noted that in addition to the risks set out above in paragraph 42, we believe that the Australian Government (either alone or in co-operation with overseas governments) may seek to restrict James Hardie’s use of its intellectual property should the Proposal not be approved. This, in our opinion, would have a significant adverse effect on James Hardie.
Other alternatives
46	Before deciding to recommend that shareholders approve the Proposal, the Board of James Hardie followed a rigorous due process, which included detailed consideration of other alternative courses of action, an analysis of their likely financial and other consequences, and a detailed analysis of their advantages and disadvantages before concluding that the Proposal represents the most attractive alternative available to James Hardie and its shareholders.

47	The options considered fell into three broad categories:
(a)	options which did not necessarily involve contributing additional funding with respect to the Former James Hardie Companies

(b)	non-intervention options where James Hardie would wait for its liability position to be resolved, whether through litigation, legislative intervention or other means

(c)	options to contribute additional funding for the benefit of claimants.
48	Based on our detailed review of the options considered by James Hardie we concur with the Board of James Hardie that the Proposal represents the best option available of those identified at this time.

49	Making a lump sum payment (or a series of fixed payments), in “full and final” settlement of all future asbestos claims may have provided more certainty for shareholders. However, because of the inherent uncertainty associated with the Former James Hardie Companies’ liabilities for Australian personal injury asbestos-related liabilities, we are instructed that the other parties to the negotiations were unlikely to accept either a cap on James Hardie’s total liability or a lump sum settlement on terms acceptable to James Hardie.
Other matters
50	The ultimate decision whether to approve the Proposal should be based on each shareholder’s assessment of their own circumstances. If shareholders are in doubt about the action they should take in relation to the Proposal or matters dealt with in this report, shareholders should seek independent professional advice. For our full opinion on the terms of the Proposal, and the reasoning behind our opinion, we recommend that shareholders read our full report.

Yours faithfully

Craig Edwards	Wayne Lonergan
Director and Authorised Representative	Director and Authorised Representative

Martin Hall
Director and Authorised Representative

Table of Contents

Section		Paragraph
I	Scope of report
	Purpose	51–53
	Basis of assessment	54–56
	Limitations and reliance on information	57–60

II	Key terms of Proposal
	Summary	61–66
	Annual actuarial assessment	67–68
	Corporate Governance	69–71
	Initial Funding to AICF on Commencement Date	72
	Annual payments to AICF	73–74
	Annual Contribution Amount	75–77
	Annual Cash Flow Cap	78–79
	Changes in the level of Annual Cash Flow Cap	80–85
	Interim Funding	86
	Procedures at end of Term of Agreement	87–89
	Reorganisations, Distributions and Non-Arm“s Length dealings	90–99
	Adverse legislation	100–102
	Releases	103–106
	Bans and boycotts	107
	Guarantee	108–111
	NSW Government’s right to enforce	112
	Financial covenants	113–114
	Conditions precedent	115

III	Background on James Hardie
	History	116–131
	Current operations	132–138
	Markets	139–154
	Recent corporate events	155
	Summary of financial performance	156–161
	Financial position	162–164

IV	The Special Commission of Inquiry into the Establishment of the MRCF
	Events leading up to Inquiry	165–186
	Terms of reference	187
	Findings	188–199

V	Asbestos liabilities originating outside Australia	200–220

Section		Paragraph
VI	Outcome of NSW Government Review of Legal and Administrative Costs in Dust Disease Compensation Claims
	Background to Costs Review	221–226
	Recommendations	227 –228
	Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005	229 –233
	Other States and Territories	234 –235
	Further review	236
	Impact of legislation on actuarial assessment	237 –240

VII	Review of actuarial data
	Summary of actuarial valuations	241 –246
	Inherent uncertainty associated with actuarial valuations	247 –253
	Sensitivity around central estimate as at 30 September 2006	254 –261
	Projected cash flow profile	262 –265
	KPMG’s actuarial valuations since 30 June 2004 (before cost savings)	266 –270
	Summary of key assumptions used by KPMG	271 –298
	Comments on discount rate	299 –304
	Cost savings arising from the Costs Review	305 –307

VIII	Impact on profitability and cash flow
	Proposed accounting treatment	308 –313
	Impact on reported profitability	314 –319
	Example based on hypothetical assumptions	320 –326
	Taxation treatment of payments to the AICF	327 –332
	Impact on reported operating cash flow	333 –346
	Impact on operating cash flow after capital expenditure	347 –349

IX	Impact on financial position
	Proposed provisioning for asbestos liabilities	350 –366
	Pro-forma financial position if the Proposal is approved	367 –376
	Comparison with market value	377 –381
	Impact on dividends and share buy-back capability	382 –389
	Pro-forma financial position under IFRS	390 –393
	Comparison with provision raised by CSR	394 –398

X	Impact on share market rating	399 –405
	22 October 2003 to 16 August 2004	406 –407
	7 May 2004 to 16 August 2004	408 –412
	16 August 2004 to 17 November 2006	413 –419

Section		Paragraph
XI	Alternatives considered by James Hardie’s Board	420
	Criteria used by James Hardie Board to assess alternatives	421
	Alternatives considered	422 – 429
	Conclusion	430

XII	Other matters
	Australian Securities and Investments Commission investigation	431 – 436

XIII	Evaluation of Proposal
	Summary of opinion	437 – 438
	Advantages	439
	Risks if Proposal not approved	440 – 443
	Disadvantages	444 – 445
	The Annual Cash Flow Cap	446 – 450
	The present value of future payments to the AICF under the Proposal	451 – 455
	Litigation risk if Final Funding Agreement not approved	456
	Threat of legislation imposing liability on James Hardie	457 – 465
	Consumer boycotts	466 – 473
	Ability to raise debt and equity capital	474 – 476
	Ability to undertake buy-backs, capital returns and pay dividends	477 – 480
	Restrictions on reorganisations and other transactions	481 – 490
	Likelihood of takeover offer	491 – 492
	Management of the AICF	493
	Incentive to debt fund returns to shareholders	494
	Management focus	495
	Impact on share value	496 – 501
	Other matters	502
Appendices

A	Financial Services Guide
B	Qualifications, declarations and consents
C	Valuation Ratio
D	Qualifying Capital Ratio
E	Glossary

I	Scope of report
Purpose
51	While there is no statutory requirement for James Hardie to obtain an Independent Expert’s Report (IER), the Proposal is conditional on the receipt of an IER which concludes that the Proposal is “in the best interests” of James Hardie and its enterprise as a whole. The Directors of James Hardie have therefore requested that LEA prepare an IER stating whether, in LEA’s opinion, the Proposal is in the best interests of James Hardie and its enterprise as a whole.

52	This report has been prepared to assist the shareholders of James Hardie assess the merits of the Proposal. The sole purpose of this report is to set out LEA’s opinion as to whether or not the Proposal is in the best interests of James Hardie and its enterprise as a whole. This report should not be used for any other purpose or by any other party.

53	The ultimate decision whether to approve the Proposal should be based on each shareholder’s assessment of their own circumstances, including their risk profile and expectations as to value and future market conditions. If in doubt about the Proposal or matters dealt with in this report, shareholders should seek independent professional advice.
Basis of assessment
54	In our opinion, the meaning of “in the best interests” involves a judgment as to the overall commercial effect of the transaction[20]. The expert must weigh up the advantages and disadvantages of the proposal and form an overall view as to whether or not the shareholders are likely to be better off if the proposal is implemented than if it is not.

55	In LEA’s opinion, the most appropriate basis upon which to evaluate the Proposal is to assess, inter alia:
(a)	the advantages and disadvantages of the Proposal to James Hardie shareholders and the Company as a whole

(b)	the position of James Hardie shareholders and the Company if the Proposal is approved by shareholders compared to their position if it is not approved

(c)	whether the Proposal reflects the best negotiated outcome that could have been achieved taking into account the conflicting interests involved

(d)	whether, after considering the potential downside risks, no better outcome from the perspective of James Hardie shareholders and the Company could reasonably have been expected to be negotiated

[20]	This is consistent with Australian Securities & Investments Commission (ASIC) Policy Statement 75.

(e)	its overall impact on the shareholders of James Hardie and to form a judgment as to whether the expected benefits to James Hardie shareholders outweigh the disadvantages and risks that might result.
56	In order to assess the advantages and disadvantages and the overall impact on shareholders and the Company we have considered, inter alia:
(a)	current actuarial estimates of the asbestos liabilities of the Former James Hardie Companies and Marlew, which James Hardie will fund if the Proposal is approved (subject to the impact of the Annual Cash Flow Cap)

(b)	James Hardie’s legal position in relation to asbestos claims against the Former James Hardie Companies if the Proposal is not approved

(c)	the likelihood of significant legal, legislative and other regulatory action against James Hardie if the Proposal is not approved

(d)	the likelihood of consumer boycotts of James Hardie products if the Proposal is not approved

(e)	the impact of the Proposal on James Hardie’s future profitability, cash flow and financial position

(f)	the impact of the Proposal on James Hardie’s ability to pay dividends and undertake capital management initiatives (such as returns of capital and share buy-backs etc)

(g)	the taxation implications of James Hardie’s payments to the AICF

(h)	the impact of the Proposal on the listed market price of James Hardie’s shares

(i)	the relative advantages, disadvantages and risks of the other alternative courses of action available to James Hardie.
Limitations and reliance on information
57	Our opinion is based on economic, market and other conditions prevailing at the date of this report.

58	Our report is also based upon financial and other information provided by James Hardie and other publicly available information. We have considered and relied upon this information and believe that the information provided is reliable, complete and not misleading and we have no reason to believe that material facts have been withheld. The information provided was evaluated through analysis, enquiry and review for the purpose of forming an opinion as to whether the Proposal is in the best interests of James Hardie and its enterprise as a whole. However, in assignments such as this, time is limited and we do not warrant that our enquiries have identified or verified all of the matters which an audit, extensive examination or “due diligence” investigation might disclose. None of these additional tasks have been undertaken.
59	We understand the accounting, actuarial and other financial information that was provided to us has been prepared in accordance with generally accepted accounting and actuarial principles and the accounting information is consistent with the method of accounting in previous years (except where noted).

60	An important part of the information base used in forming an opinion of the kind expressed in this report is the opinions and judgment of management. This type of information has also been evaluated through analysis, enquiry and review to the extent practical. However, it must be recognised that such information is not always capable of external verification or validation.

II	Key terms of Proposal
Summary
61	On 1 December 2005 James Hardie and the NSW Government entered into the Final Funding Agreement[21], conditional upon, inter alia, the receipt of various tax rulings (which have now been received), the support of James Hardie’s lenders and the approval by shareholders.

62	In summary, the Proposal provides for:
(a)	the establishment of a special purpose fund to be known as the Asbestos Injuries Compensation Fund (the Fund) to provide compensation for proven Australian asbestos-related personal injury or death claims against the Former James Hardie Companies (and certain similar claims with respect to Marlew Mining Pty Ltd (in liq) (Marlew))[22]

(b)	Asbestos Injuries Compensation Fund Limited (AICF), which will be controlled but not owned by James Hardie, being appointed the trustee of the Fund

(c)	a subsidiary of James Hardie (to be known as the Performing Subsidiary) providing funding to the AICF on a long-term agreed basis

(d)	initial funding to the AICF by James Hardie on the basis of the 30 September 2006 KPMG Actuaries Report (which contains a net present value central estimate of A$1,554.8 million in present and future claims against the Former James Hardie Companies at 30 September 2006)[23]

(e)	a two year rolling cash “buffer” in the Fund and an annual contribution in advance based on actuarial assessments of expected claims for the next three years, revised annually

(f)	a cap on the annual James Hardie payments to the AICF[24], initially set at 35% of the annual Free Cash Flow of James Hardie for the immediately preceding financial year, with provision for the percentage to decline over time to 10% depending on James Hardie’s financial performance and the claims outlook

[21]	This agreement was amended on 21 November 2006.

[22]	Formerly known as Asbestos Mines Pty Ltd.

[23]	This NPV estimate reflects the anticipated cost savings resulting from implementation of procedural reforms resulting from the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 in NSW.

[24]	The cap will not apply in relation to the year ending 31 March 2007 and payments to the AICF will exceed 35% of Free Cash Flow during that year.

(g)	no cap on individual payments to Proven Claimants provided the AICF has sufficient funds to meet proven claim payments[25]

(h)	the repayment of James Hardie’s principal lenders in full before any amounts are paid to the AICF if an insolvency event of James Hardie were to arise

(i)	the establishment of an asbestos education program in Australia focused on home renovators (A$75,000 per annum for 10 years), and funding of medical research in asbestos related diseases and treatments (A$500,000 per annum for 10 years) to be funded by separate annual contributions by James Hardie

(j)	certain releases in favour of a wide variety of persons and entities, including present and past members of the James Hardie Group and their directors, officers, employees, advisers and agents.
63	The initial term of the Proposal is to 31 March 2045, although the term will be extended if necessary.

64	All monies and other assets provided to the AICF (including the contributions by James Hardie) can only be applied to the payment of Proven Claims against the Former James Hardie Companies and to meet the reasonable operating expenses of the AICF and the Former James Hardie Companies (being Amaca Pty Ltd (Amaca), Amaba Pty Ltd (Amaba) and ABN 60 Pty Ltd (ABN 60) (formerly known as James Hardie Industries Limited)).

65	It should also be noted that the Proposal and James Hardie’s obligation (if the Proposal is approved) to provide funding for asbestos claims against the Former James Hardie Companies does not cover:
(a)	personal injury and death claims arising from or in connection with exposure to asbestos outside Australia

(b)	claims for economic loss (other than those resulting from personal injury) or loss of property, including those relating to land remediation and/or asbestos or asbestos products removal, arising out of or in connection with asbestos or asbestos products manufactured, sold, distributed or used by or on behalf of the Former James Hardie Companies

(c)	any other liabilities of the Former James Hardie Companies other than Proven Claims (including legal costs) and the reasonable operating expenses of the AICF and the Former James Hardie Companies.

[25]	Should the AICF experience an expected shortfall of funds, the James Hardie Former Subsidiaries (Winding up and Administration) Act 2005 (NSW) makes provisions for the available funds to be rationed until such time as the expected shortfall ceases to apply.

66	In the event of non personal injury claims and overseas claims the Former James Hardie Companies are the legal entities with the liability. The structure of the Proposal is such that these claims (if made) are deferred until after the Term of the Proposal when the Former James Hardie Companies are not expected to have assets to meet such claims.
Annual actuarial assessment
67	Under the Proposal there will be an annual actuarial assessment of the liabilities of the AICF in order to take into account the uncertainties associated with the actuaries’ projections. This will enable the projections to be regularly updated in line with actual claims experience and the claims outlook.

68	James Hardie will then make contributions to the AICF based on these annual actuarial assessments subject to the Annual Cash Flow Cap (ACFC) described below.
Corporate Governance
69	The Board of the AICF will comprise a minimum of three Directors and a maximum of five Directors. Initially there will be five Directors, three appointed by James Hardie and two appointed by the NSW Government.

70	Under the Proposal James Hardie is entitled to appoint the majority of the Directors of the AICF and is entitled to designate one of those Directors as Chairman. The only exception to this is if James Hardie breaches the restrictions on dividends, restructures or non-arm’s length dealings, or if James Hardie fails to make scheduled funding payments to the AICF, in which case the NSW Government may elect to control the majority of the Board.

71	The remaining directors of the AICF will be appointed by the NSW Government.
Initial Funding on commencement date
72	On the commencement date James Hardie will be required to make a payment of A$184.3 million to the AICF. This Initial Funding comprises:
(a)	the discounted central estimate valuation (as estimated and set out in the actuarial report as at 30 September 2006) of the estimated claims payable to claimants and associated legal costs estimated to be incurred in respect of claims (before allowing for insurance and other recoveries) for the 2.5 years ending 31 March 2009 (ie the present value of claims and legal costs expected to be payable in the 2.5 years ending 31 March 2009), plus

(b)	an amount equal to the estimated operating expenses of the AICF and the Former James Hardie Companies in the 6 months ended 31 March 2007, less

(c)	the net assets of the Former James Hardie Companies which remain available to meet asbestos claims plus any amounts received by the AICF or a Former James Hardie Company from any member of the James Hardie Group between 1 July 2005 and the Commencement Date (other than by way of loan), less

(d)	adjustments under the Final Funding Agreement of A$7.7 million.
Annual payments to AICF
73	Under the Proposal James Hardie must make an annual payment (Annual Payment) to the AICF. If the Proposal is approved the first Annual Payment (after the initial payment scheduled above) is expected to be made on 1 July 2007 and subsequent Annual Payments will be made on 1 July each year. The Annual Payment is equal to the lesser of:
(a)	the Annual Contribution Amount for that payment date; and

(b)	whichever is the greater of zero and the annual cash flow cap (ACFC) for that payment date.
74	However, if the Annual Payment calculated under the formula set out in the immediately preceding paragraph is a negative amount, the AICF must pay James Hardie the absolute value of that amount. This enables James Hardie to receive a refund if the AICF is expected to have sufficient net assets to meet expected gross claims and associated legal costs over the next three years and its operating costs over the next year.
Annual Contribution Amount
75	The Annual Contribution Amount is equal to:
(a)	the Period Actuarial Estimate (as estimated and set out in the annual actuarial report for the financial year preceding the payment date) of the estimated claims payable to claimants and associated legal costs estimated to be incurred in respect of claims (before allowing for insurance and other recoveries) for the period from the first day after the end of that financial year until (and including) the third anniversary of that date (or, if the period is less than three years, to the end of the Term); plus

(b)	an amount equal to the estimated reasonable operating expenses of the AICF and its wholly-owned entities for the first year of that period; less

(c)	the audited book value of the net assets (net of liabilities excluding liabilities in respect of asbestos claims) held by the AICF and its wholly-owned entities at the end of the financial year preceding the payment date.

76	The Annual Contribution Amount has been designed so that, subject to the ACFC described below, at the start of each year the AICF has a two year rolling cash “buffer” and one year’s contribution based on the annual actuarial assessment of expected claims for the next three years.

77	This means that (subject to the ACFC) there should be a maximum of three years funding available in the AICF at the start of each year which, during the course of the year, should reduce to an estimated two years of funding as claims are recognised and paid out. This funding will then be topped up by James Hardie (subject to the operation of the ACFC) at the start of the next year so that it again represents three years of projected claims based on the then current annual actuarial assessment.
Annual Cash Flow Cap
78	There will be an annual cash flow cap (Annual Cash Flow Cap or ACFC) on the annual James Hardie payments to the AICF in all years except the first year[26]. The ACFC will be initially set at 35% of Free Cash Flow for the immediate preceding financial year.

79	Free Cash Flow for the purposes of the cap will be equivalent to the net cash flow provided by operating activities of the James Hardie Group as calculated in accordance with US GAAP in force on 21 December 2004 (adjusted for the minority interest share of profit or loss). Free Cash Flow is after interest paid, changes in working capital, taxes paid, minority interest share in profit or loss and payments made by James Hardie to the AICF. While the AICF will form part of the James Hardie Consolidated Group for US GAAP purposes, the receipts and payments of the AICF Group will not be included in Free Cash Flow because the use of the assets of the AICF are restricted. Payments by the AICF Group to asbestos claimants will therefore not be shown as a cash flow. However, payments by James Hardie to the AICF will represent an operating cash outflow as it will relate to the use of unrestricted cash.
Changes in the level of Annual Cash Flow Cap
80	After the year ending 31 March 2011, the Proposal provides that the ACFC may reduce in decrements of 5% (to a floor of 5%), provided:
(a)	the Annual Contribution Amounts are, on average, lower than the reduced ACFC level for the four years preceding the reduction, and

(b)	the ACFC cannot reduce by more than 5% in any four year period.
81	The practical impact of the above cap, and conditions for changes in the level of the cap, is that the earliest that the ACFC could step down would be to:
(a)	30% in the year ending 31 March 2012

(b)	25% in the year ending 31 March 2016

(c)	20% in the year ending 31 March 2020

[26]	The capping arrangements will not apply in relation to the year ending 31 March 2007 and payments to the AICF are expected to exceed 35% of James Hardie’s Free Cash Flow in that year.

(d)	15% in the year ending 31 March 2024

(e)	10% in the year ending 31 March 2028

(f)	5% in the year ending 31 March 2032
depending on the claims experience, anticipated claims payments and the financial performance of James Hardie.

82	The ACFC can also increase, although never above 35% and never by more than one increase of 5% above a previously reduced cap level.

83	Although the lowest ACFC percentage is 5%, once this level has been achieved it is always possible for there to be one step-up of 5% to a new ACFC of 10%. This means that the lowest effective cap on the funding payments is 10% of the Free Cash Flow.

84	A reduction in the ACFC can also occur in the financial year immediately following an increase in the ACFC (ie the need to wait four years between reductions does not apply), except if the ACFC increases in the year ending 31 March 2013[27].

85	The 35% ACFC is designed to ensure that all proven claimants can be paid whilst preserving the financial health and growth prospects of James Hardie[28]. However, because the level of future asbestos-related personal injury claims and James Hardie’s future financial performance is uncertain, no absolute assurance can be given that the AICF will have sufficient funds to be able to compensate all Australian asbestos-related claimants against the Former James Hardie Companies or Marlew.
Interim funding
86	Pending the provision of funding under the Proposal, and prior to the Commencement Date, and subject to other existing sources of funding being exhausted, James Hardie have agreed to assist in ensuring that funding is available to the Former James Hardie Companies for the purposes of meeting liabilities to claimants up to the Commencement Date. However as at the date of this report James Hardie has not provided any interim funding to the AICF.
Procedures at end of Term of Agreement
87	By providing notice in writing to the other parties to the Proposal at least 18 months prior to the end of the Term (being the period from the Commencement Date to 31 March 2045, which may be extended), James Hardie can require that an actuarial report be obtained (the End of Term Actuarial Report) which estimates the final payment which would be required to be made, having regard to the fact that the payment would be a “once and for all” lump sum payment to finalise James Hardie’s financial obligations with respect to any outstanding future claims. As such it is possible that the actual estimate of the required final payment will be higher than if the actuary utilised the “Period Actuarial Estimate” methodology which is adopted for the purpose of calculating the Annual Payment by James Hardie to the AICF.

[27]	In which case the earliest the ACFC would be reduced again to 30% will be in the year ending 31 March 2015.

[28]	Source: James Hardie announcement of the Heads of Agreement dated 21 December 2004.

88	Subject to agreement between the parties and approval by the NSW Government, the purpose of the End of Term Actuarial Report is to calculate the final payment to be made by James Hardie to the AICF. For the purposes of calculating the final payment the value of the net assets of the AICF and the Former James Hardie Companies is to be deducted from the actuarial assessment.

89	However, if the parties to the Proposal are unable to agree on the terms on which a final payment would be made at the end of the Term, then the Term will be extended by a period of 10 years (and will continue to be extended for a further 10 years at the end of each extended term unless agreement on a final payment is reached). That is, the Proposal continues in effect without provision for any final payment until such time as a final payment is agreed.
Reorganisations, Distributions and Non-Arm’s Length Dealings
90	If the Proposal is implemented, James Hardie has agreed to observe certain restrictions on Reorganisations, Distributions, and certain Non-Arm’s Length Dealings.

91	These restrictions have been designed to prevent transactions which result in a diminution of value of the James Hardie Group, such that the Performing Subsidiary would cease to be likely to satisfy its funding obligations to the AICF, or James Hardie would cease to be likely to perform its obligations under the James Hardie Guarantee.

92	In order for the restriction to apply, the relevant Reorganisation, Distribution or Non-arm’s Length Dealing by the James Hardie Group must materially affect the priority of payments as between the AICF and James Hardie Shareholders, or materially impair the legal or financial capacity of James Hardie and the Performing Subsidiary as a whole, such that James Hardie and the Performing Subsidiary would, by reason of the relevant Reorganisation, Distribution or Non-Arm’s Length dealing, cease to be likely (assessed on a reasonable basis and having regard to all relevant circumstances), to be able to satisfy their respective guarantee and funding obligations under the Final Funding Agreement.

93	With respect to the above:
(a)	Reorganisation means:
(i)	any change to, or division of, the share capital of James Hardie or any member of the James Hardie Group; or

(ii)	any transfer by James Hardie or any member of the James Hardie Group of any shares (or ownership interest), including convertible securities, in a member of the James Hardie Group
(b)	Distribution means any distribution to James Hardie shareholders or a class of shareholders, including the payment of a dividend or an in-specie distribution of assets

(c)	Non-Arms’ Length Dealing means, in relation to a member of the James Hardie Group, any transaction or dealing:
(i)	between that member of the James Hardie Group and any entity which is not a wholly owned subsidiary of the James Hardie Group

(ii)	which is not on arms’-length pricing terms; and

(iii)	where that member of the James Hardie Group incurs a detriment because of the pricing terms.
Exempt Transactions
94	However, the above restrictions do not apply in relation to a transaction which satisfies one or more of the following paragraphs:
(a)	any transaction or dealing (including, without limitation, a transaction of purchase and sale of a business, shares or assets or under which a liability is assumed) by a James Hardie Group member on arm’s-length pricing terms

(b)	any transaction or dealing by a James Hardie Group member which is of a revenue nature and entered into in the ordinary course of business

(c)	any transaction or dealing between 100% owned entities of the James Hardie Group

(d)	a member of the James Hardie Group making a takeover bid for shares or other securities in a company:
(i)	to the extent that the consideration offered and given for the takeover bid is shares; or

(ii)	otherwise, on arm’s-length pricing terms (regardless of the nature and source of funding or consideration for the takeover bid)
(e)	James Hardie being taken over by an entity not controlled by James Hardie where, following implementation of the takeover, persons who were shareholders to whom the takeover bid was made hold less than 80% of the voting shares (or 80% of the aggregate value of all equity shares) in the offeror entity (or its ultimate controlling entity) and James Hardie does not wholly or predominantly finance (either directly or indirectly) the takeover

(f)	payments of dividends provided the amount of the dividend paid or provided for in any two consecutive financial years does not exceed 75% of James Hardie’s average Net Income for the two financial years prior to the financial year in which the dividend is paid or provided

(g)	any issue of shares (whether to James Hardie shareholders or to other persons)

(h)	any issue of bonds, notes or other unsecured debt securities (excluding Hybrids) made by any member of the James Hardie Group on arm’s-length pricing terms

(i)	while James Hardie is listed, any issue by a James Hardie Group member of hybrid securities (convertible to shares), either to shareholders or to other persons on arm’s-length pricing terms

(j)	either of the following capital management transactions:
(i)	where James Hardie’s shares are quoted, a capital management transaction where the amount returned to security holders, when aggregated with all other such capital management transactions undertaken within the previous 36 months since the announcement of the capital management transaction, does not exceed 15% of James Hardie’s Market Capitalisation

(ii)	any capital management transaction in relation to equity securities where the aggregate amount returned to security holders in capital management transactions does not exceed the amount of new capital raised since the execution of the Final Funding Agreement subject to certain adjustments
(k)	the establishment of, or an entity becoming, the parent entity of James Hardie (the Parent Entity), if the Parent Entity enters a deed of accession in favour of James Hardie, the NSW Government, the Fund trustee and any other relevant person under which the Parent Entity assumes in full the obligations of James Hardie under the Proposal and the related agreements

(l)	any transaction or dealing where the number determined by the Valuation Ratio (refer Appendix C) is greater than or equal to 2.75.

(m)	the making of a capital election by James Hardie (as discussed below).
95	If a transaction does not fit into one of the exceptions outlined above, James Hardie may give a notice to the AICF and the NSW Government describing the relevant transaction and providing an independent report stating the expert’s opinion as to whether the transaction will contravene the restrictions on reorganisations, distributions or non arm’s-length dealings, and the reasons for the expert holding that opinion. Unless the NSW Government objects and states its reasons for disagreeing with the view of the expert, the transaction can proceed.

96	Further, James Hardie can undertake:
(a)	any transaction which is not exempt, without getting an expert report, where it considers that there is no breach of the restrictions (but it would do so at its own risk)

(b)	any transactions which would otherwise breach the restrictions, where the NSW Government consents.
Capital Election
97	In the event that James Hardie raises new equity, James Hardie may make a “capital election”. The “capital election” mechanism has been designed on the basis that new equity raised by James Hardie (after the date of signing of the Heads of Agreement) will not be expected to support the payments by the Performing Subsidiary to the AICF unless James Hardie decides otherwise. Therefore if an equity capital-raising takes place, and James Hardie so elects, the Free Cash Flow (enlarged by cash flow relating to the new equity raised) for the purposes of calculating the Annual Payments will be proportionately adjusted so that it only relates to that proportion of James Hardie’s capital immediately prior to the relevant capital raising. In this way, James Hardie may “quarantine” new capital so that the new capital raising does not increase the size of the Annual Payments. This provision will assist James Hardie raise new equity capital, if required, in the future.

98	James Hardie must provide notice of a capital election to the AICF and the NSW Government within 15 business days of the announcement of the relevant capital raising, and must provide similar notice once the capital raising has been completed.

99	The proportion of James Hardie’s capital which will be used for the purpose of calculating Free Cash Flow once a capital election is made is known as the “Qualifying Capital Ratio”, or “QCR”. Details of this formula are set out in Appendix D.
Adverse legislation
100	Under the Final Funding Agreement the NSW Government has agreed that it will not undertake (and will use reasonable endeavours to persuade other Australian Commonwealth, State and Territory Governments not to take) any adverse legislative or regulatory action directed at any member of the James Hardie Group, the AICF or any of the Former James Hardie Companies (defined as Amaca, Amaba and ABN 60) in relation to:
(a)	the establishment and under-funding or funding of the MRCF and the February 2001 ABN 60 group corporate reorganisation (including, without limitation, the transfer of the Former James Hardie Companies out of the group, representations made to incoming directors of the Former James Hardie Companies and other third parties regarding the Former James Hardie

Companies and their assets and liabilities, the media release of ABN 60 of 16 February 2001 and of James Hardie of 29 and 30 October 2003 and any statements made in relation to any of these matters)

(b)	the Deed of Covenant and Indemnity (under which James Hardie Industries Limited (now ABN 60) agreed to make certain payments to Amaba and Amaca in return for certain covenants and undertakings by Amaba and Amaca not to bring any asbestos-related claims against ABN 60 or to make claims with respect to payments previously made by Amaba and Amaca to ABN 60 or its affiliates, and to indemnify ABN 60 in relation to any asbestos-related claims that may be brought against it in connection with Amaba and Amaca)

(c)	the transfers of assets, and the dividends and management fees paid by the Former James Hardie Companies as described in the report of the Special Commission of Inquiry into the Establishment of the MRCF

(d)	the August/October 2001 ABN 60 group corporate reorganisation (including without limitation the Scheme of Arrangement in relation to ABN 60 of August/October 2001, the contemporaneous reduction of capital of (and cancellation of fully paid ordinary shares in) ABN 60 and subscription by James Hardie for partly paid shares in ABN 60, the subsequent cancellation of those partly paid shares in ABN 60 in April 2003 and representations to third parties and the Court and any statements made in relation to any of these matters)

(e)	the transfer of assets from ABN 60 to James Hardie, the establishment of the ABN 60 Foundation Limited and ABN 60 Foundation Trust, and the allotment of fully paid shares in ABN 60 to ABN 60 Foundation Limited; and

(f)	liability for asbestos, asbestos products or asbestos claims.
101	However, legislative or regulatory action:
(a)	in respect of the claims handling and determination process, including through the Dust Diseases Tribunal

(b)	in respect of the handling, removal or disposal of asbestos; or

(c)	considered necessary to deal with the consequences of the manufacture and sale of asbestos products, shall not be considered adverse to any member of the James Hardie Group, the AICF or the Former James Hardie Companies if it applies to former asbestos manufacturers or asbestos defendants generally, irrespective of the fact that it might have a greater impact on James Hardie, the AICF or the Former James Hardie Companies than on other manufacturers or defendants.

102	Furthermore, the NSW Government’s undertaking that it will not introduce adverse legislative or regulatory action does not apply whilesoever:
(a)	the Performing Subsidiary[29] is in breach of its funding obligations under the Proposal, unless the Performing Subsidiary or James Hardie remedies the breach within three months of the relevant payment date; or

(b)	James Hardie is in breach of its obligations to not undertake certain Reorganisations, Distributions or Specified Disposals.
Releases
103	Under the Proposal the NSW Government has agreed to provide certain contractual and legislative releases to each member of the James Hardie Group, the Former James Hardie Companies and their respective present and past directors, officers, employees, advisors and agents from all civil liability in respect of the Relevant Matters set out in paragraph 100(a) to (e) above.

104	The NSW Government has also undertaken to extinguish any Civil Liability of James Hardie and the Former James Hardie Companies for claims for economic loss (not forming part of a personal injury claim or otherwise resulting from personal injury) or loss of property, including those relating to land remediation and/or asbestos or asbestos products removal, arising out of asbestos or asbestos products manufactured, sold, distributed or used by or on behalf of the Former James Hardie Companies.

105	The primary rationale for the releases is that any past cause of action arising from the estimated funding shortfall of the Former James Hardie Companies has now been superseded by the Proposal, and it would be inappropriate to allow for any potential causes of action against members of the James Hardie Group to exist which could result in James Hardie paying compensation twice in relation to the same set of circumstances.

106	James Hardie has also undertaken to unconditionally and irrevocably release (and the AICF has undertaken to procure that the Former James Hardie Companies do the same) each of the ACTU (and those unions affiliated to the ACTU), Unions NSW (and those unions affiliated to Unions NSW), the officers, members and employees of the ACTU (and its affiliated Unions) and Unions NSW (and its affiliated unions) and Bernie Banton and (if applicable) their past and present directors, officers, advisers and agents, from any and all Civil Liability which they may have to James Hardie, the Former James Hardie Companies or arising from or relating to the under funding of the MRCF, the Jackson Commission and all Relevant Matters.

[29]	Being the James Hardie subsidiary nominated as the Company responsible for the Annual Payments to the AICF under the Proposal.

Bans and boycotts
107	Under the Agreement, James Hardie can require that the NSW Government write to persons persisting with bans or boycotts of James Hardie products in NSW requesting that such bans and boycotts be lifted.
Guarantee
108	Pursuant to the Proposal James Hardie must execute the James Hardie Guarantee and deliver this to the AICF and the NSW Government under which:
(a)	James Hardie unconditionally and irrevocably guarantees to the AICF and to the NSW Government that the Performing Subsidiary will make the payments to the AICF in accordance with the terms of this Agreement; and

(b)	James Hardie unconditionally and irrevocably undertakes that, if the Performing Subsidiary fails to make any payment to the AICF when due, James Hardie will immediately on demand make, or cause the Performing Subsidiary to make, that funding payment.
109	Without limiting the Guarantee, the AICF and the NSW Government will be entitled to enforce the Guarantee against James Hardie without first being required to initiate any proceedings or to seek to enforce the funding obligations against the Performing Subsidiary.

110	Subject to the subordination provisions (in which the obligation to make payments to the AICF is subordinated to the nominated lenders of James Hardie), on the occurrence of a Wind-Up Event of James Hardie each of the funding obligations of the Performing Subsidiary and the obligations of James Hardie under the Guarantee will automatically accelerate and crystallise on the following basis:
(a)	the Wind-up Amount[30] becomes due and payable as a specialty debt immediately prior to the Wind-up Events

(b)	for the avoidance of doubt, the Wind-up Amount will be due and payable notwithstanding that it may exceed the ACFC otherwise applicable at the time of the Wind-Up Event or thereafter.
111	However, from a practical perspective, in the event of a Wind-up Event of James Hardie there is likely to be only limited funds available to pay the Wind-up Amount.

[30]	Defined as TCE + VL — VA — P where:

-	TCE equals the Term Central Estimate of the asbestos liabilities to 2045 applicable at the time of the Wind-up Event.

-	VA equals the value of the assets of the AICF and Former James Hardie Companies as at the time of the Wind-up Event (excluding the value of anticipated insurance recoveries).

-	VL equals the value of the liabilities of the AICF and Former James Hardie Companies as at the time of the Wind-up Event (excluding asbestos liabilities).

-	P equals the payments received by the AICF from James Hardie since the date to which the latest actuarial report was prepared.

NSW Government’s right to enforce
112	Under the Proposal the NSW Government is and will be entitled directly and in its own right:
(a)	to enforce the Proposal and each related agreements to which it is a party to the full extent permitted by law

(b)	to claim and recover as damages (in addition to all other amounts which the NSW Government may be entitled to claim and recover) an amount equal to the damages which the AICF itself would have suffered as a result of the breach to which the right of enforcement relates, together with any interest, provided that:
(i)	the NSW Government may not recover any such amount to the extent that the same amount has been recovered by the AICF; and

(ii)	subject to certain exemptions, any damages received by the NSW Government are paid immediately to the AICF (and the NSW Government has irrevocably directed and authorised James Hardie to pay such damages to the AICF)
(c)	to lodge a proof of debt or claim in a wind-up (or other liquidation administration or insolvency event) against James Hardie.
Financial covenants
113	James Hardie’s obligation to make payments to the AICF are unsecured and therefore would rank behind James Hardie’s secured debt obligations, if any.

114	While James Hardie has had to renegotiate its loan facilities as a result of the structure of the Proposal, James Hardie’s lenders are expected to support the Proposal.
Conditions precedent
115	The Proposal will not be implemented unless all of the conditions precedent are satisfied, waived or dealt with in some other manner. As at the date of this report the following conditions were yet to be satisfied:
(a)	approval by James Hardie’s lenders and shareholders

(b)	receipt of legal opinions by the NSW Government and James Hardie relating to the shareholder approval process

(c)	confirmation by James Hardie to the NSW Government (without qualification) that it would not have breached the restrictions on Specified Dealings if those restrictions had been binding upon James Hardie for the period between 1 December 2005 (the date of signing the Final Funding Agreement) and the date of confirmation

(d)	no adverse or discriminatory legislative action has been taken against any member of the James Hardie Group, the AICF or the Former James Hardie Companies for the period between 1 December 2005 (the date of signing the Final Funding Agreement) and the date of confirmation; and

(e)	the Initial Funding payment referred to in paragraph 72.

III	Background on James Hardie
History
116	The James Hardie Group commenced operations in Australia in 1895 and imported, from France, the first sheets of asbestos fibro cement in 1903. The company began manufacturing its own asbestos fibre cement sheets, ‘Fibrolite’, in Australia in 1916 at Camellia, near Parramatta[31].

117	The James Hardie Group listed on the Australian Stock Exchange (ASX) in 1951. In 1978 it diversified its operations with the acquisition of Reed Consolidated Industries. This acquisition, along with a number of others throughout the 1980s, resulted in the Group having an interest and involvement in a number of new markets and industries, both in Australia and overseas.

118	During the 1970s the Group set out to progressively reduce the asbestos content of their fibre cement sheets, replacing it with cellulose. The cellulose fibre technology was refined throughout the 1980s and was applied throughout its operations in Australia and New Zealand.

119	The Group began to develop fibre cement activities in North America in the 1980s by exporting asbestos-free fibre cement products from Australia and New Zealand to the West Coast of the United States. By mid 1987 it had developed plans to build a fibre cement building products plant at Fontana, California, USA.

120	Separately in 1987, the Group entered the wallboard industry in the United States by acquiring two gypsum wallboard manufacturers (in Nevada and Washington State), each of which held a significant share of the wallboard market in the western region of the United States.
Rationalisation and expansion of fibre cement and gypsum
121	In 1993, the Group initiated a process of rationalisation to focus on fibre cement and gypsum wallboard. In pursuit of this strategy the Group:
(a)	exited a number of non-core businesses including Australian and New Zealand building systems, building services, irrigation, amusement parks and bathroom products

(b)	acquired further gypsum wallboard plants in the United States in the states of Arkansas and Utah and separately expanded their capacity and further reduced the costs of their other gypsum plants in Washington and Nevada

(c)	expanded its fibre cement manufacturing capacity in the United States outside of California, opening plants in Florida, Illinois, Texas and Washington

[31]	Carroll, B, 1987, A very good business: one hundred years of James Hardie Industries Limited 1888-1988.

(d)	expanded its fibre cement business to other regions including Asia where it commissioned a manufacturing plant in 1998, South America where it commissioned a plant in 2001[32], and Europe where it established sales and marketing and distribution facilities; and

(e)	consolidated and significantly upgraded its plants in Australia and New Zealand.
1998 Restructure
122	In September 1998, the Former James Hardie Group’s Board of Directors proposed to establish a new corporate structure and initiate a capital return to shareholders. More, specifically the company proposed:
(a)	the establishment of operational headquarters in the United States

(b)	a recapitalisation of the Group including the refinancing of long-term debt

(c)	an Initial Public Offering (IPO) and listing of 15% of a new operating company on the New York Stock Exchange (NYSE).
123	The restructuring was designed to improve organisational and financial efficiency, reduce the cost of capital and eliminate the Group’s offshore earnings (approximately 85%) from incurring high rates of withholding tax imposts on cash repatriated for the purposes of paying dividends to Australian shareholders (which at the time, represented some 90% of the Group’s shareholders).

124	The first two components of the restructure were approved and completed. However the IPO was withdrawn in March of 1999, due to unfavourable stock market conditions at that time.

125	The structural imbalance between earnings and the shareholder base continued and the withdrawal of the IPO left the Group with an ongoing need for a permanent solution to reduce its high effective tax rate and align capital market ownership with its operations.
2001 events
126	In 2001 ABN 60 announced the formation of the Medical Research and Compensation Fund (MRCF) and announced a restructuring to address tax inefficiencies. Both these events are discussed in paragraphs 180 to 184.

127	Operationally, the Group remained essentially unchanged:
(a)	worldwide operational headquarters remained in California

[32]	The Chilean fibre cement business has subsequently been divested.

(b)	key corporate office functions remained split between the Group’s Sydney and Californian offices

(c)	share registry and investor relations functions remained in Sydney

(d)	a new regional management office for the Group’s Asia Pacific operations was established in Sydney

(e)	regional operational management for The Americas continued to be based in California

(f)	the Global Research & Development Centre, responsible for developing the Group’s products and process technologies for worldwide application, also continued to remain in Sydney, and

(g)	a new registered office was established in the Netherlands to perform certain financial and group treasury functions and provide the base for James Hardie’s European business development.
Exit from Windows and Gypsum operations
128	Following a decision to focus entirely on its fibre cement business, James Hardie divested both the Australian and New Zealand Windows businesses to Crescent Capital Partners Limited[33]. At the time the Australian Windows business was one of the largest national window manufacturers and distributors in Australia.

129	It also exited its US based gypsum operations in a two part process that concluded in March 2003 when the Group completed the sale of its Las Vegas Gypsum mine for US$50 million. The other Gypsum assets were sold to BPB plc for US$345 million in March 2002[34].

130	At the same time, the Group continued to commission / purchase fibre cement plants in the states of Pennsylvania (2001), South Carolina (2001) and Nevada (2004) in the United States. The construction of the Group’s tenth US plant was announced on 14 February 2005, and is in the state of Virginia.

131	Today, James Hardie’s only business is the manufacture of fibre cement building materials. It operates in markets around the world, with manufacturing operations in the United States, Australia, New Zealand and the Philippines. The Group employs over 3,000 people and generated revenue of more than US$1.4 billion in the year ended 31 March 2006.

[33]	James Hardie Media Release, James Hardie agrees to sell Windows Business, 7 November 2001.

[34]	James Hardie Media Release, James Hardie sells Las Vegas Mine for US$50m, 2 July 2001. James Hardie Media Release, James Hardie signs Agreement to Sell USA Gypsum Business Operations, 13 March 2002.

Current operations
132	Fibre reinforced cement or fibre cement is a composite material made from sand, cement and cellulose fibre. It is typically formed as a flat sheet and is used as cladding and lining material in residential, commercial and industrial construction.

133	Fibre cement products compete with alternative products manufactured from natural and engineered wood, vinyl, stucco, masonry (bricks and blocks) and gypsum wallboard. Fibre cement products benefit from a variety of performance advantages such as resistance to fire, moisture, rot, warping, buckling and insect infestations and continue to wrest market share from engineered wood and to a lesser extent vinyl.

134	The James Hardie Group is a global leader in fibre cement technology and the manufacture, sale and marketing of cellulose fibre reinforced cement products. The James Hardie Group has not produced any products containing asbestos fibre cement since 1987.

135	As a supplier to the building and construction industry, the James Hardie Group is exposed to cyclical fluctuations in the building and construction industry, both domestically in Australia and offshore.

136	The Group operates fibre cement manufacturing facilities throughout United States, Australia, New Zealand and the Philippines. The Group also markets and distributes its products in Europe (in the United Kingdom and France) as well as selected markets in Asia such as Hong Kong, Indonesia, Japan, Singapore, South Korea, Thailand, Taiwan, the United Arab Emirates and Vietnam.

137	The location and capacity of each of its fibre cement plants are set out below:
James Hardie Group — fibre cement manufacturing facilities

		Design
	Plant	capacity/ year
	commissioned	(mmsf(1))
United States
Fontana, California	1989	180
Plant City, Florida (2)	1994	300
Cleburne, Texas	1997	500
Tacoma, Washington	1998	200
Peru, Illinois	2000	560
Waxahachie, Texas	2001	360
Blandon, Pennsylvania	2001	200
Summerville, South Carolina	2001	190
Reno, Nevada	2004	300
Pulaski, Virginia	2006	600

Total United States		3,390

Australia
Brisbane, Queensland (2)	1976	160
Sydney, New South Wales	1978	200

Total Australia		360

James Hardie Group — fibre cement manufacturing facilities

		Design
	Plant	capacity/ year
	commissioned	(mmsf(1))
New Zealand
Auckland	1938	75
Philippines
Manila	1998	145

Total		3,970

Note:

1	Annual design capacity is based on management’s historical experience with the company’s production process and is calculated assuming a 24 hour day, continuous operation producing 5/16 inch thick siding at a target operating speed.

2	The Plant City Plant and Brisbane Plant also manufacture pipes. Pipe capacity is measured in tonnes not square feet and the two plants have a capacity of 100 and 50 tonnes respectively.

3	Information sourced from James Hardie.
138	James Hardie’s facilities have generally been constructed to provide the flexibility to increase production by either adding more lines to existing facilities or increasing capacity utilisation and enhancing economies of scale. For example, strategies such as the factories’ rationalisation program have significantly reduced production costs and increased productivity such that production capacities at the manufacturing plants in Sydney and Brisbane have increased to the point where these plants can service the entire Australian market.
Markets
United States of America
139	James Hardie’s operations in North America account for approximately 83% of James Hardie Group’s total revenue[35].

140	The Group’s building products division in the USA makes fibre cement products such as siding, fascia, trim, roofing and interior products mainly for residential applications.

141	In March 2001 the Group commenced manufacturing fibre reinforced concrete pipes at a custom built facility in Plant City, Florida. The pipes are used for drainage in civil and commercial construction and in the development of residential subdivisions. The USA pipes business currently competes in the Florida storm drainage pipe market and plans to grow sales in Florida and neighbouring states.

142	James Hardie was the largest supplier of fibre cement products in the US during the six months ended 30 September 2006.

[35]	Six months ended 30 September 2006.

143	James Hardie’s competitors in the United States fibre cement segment include CertainTeed, MaxiTile and Nichiha USA, which is a joint venture of Japan-based Nichiha and Sumitomo.
South America
144	The Group entered the South American market in December 2000 and manufactured fibre cement products for interior and exterior wall applications in houses and multi-family housing developments in Chile.

145	James Hardie announced the sale of its Chilean business for US$15.8 million on 11 July 2005.
Asia Pacific
146	James Hardie’s fibre cement operations in Australia, New Zealand and the Philippines report to and are managed by a unified Asia Pacific division that was formed in March 2001. The creation of the division was designed to improve coordination and management of key functions such as manufacturing and sales and to enable the company to eliminate a number of duplicated business processes.
Australia and New Zealand
147	In Australia and New Zealand, James Hardie manufacturers fibre cement building products for residential and commercial applications such as external cladding, internal walls, ceilings, floors, eaves and soffits. In Australia, they also manufacture fibre reinforced concrete pipes for industrial and commercial use, and fibre cement columns for residential and commercial use.

148	Advances in manufacturing technology from 1998 through to 2001 significantly increased the operational capacity of James Hardie’s Sydney and Brisbane plants to a point where these two plants could service the entire Australian market and retain excess capacity to pursue export sales. James Hardie subsequently closed its more expensive Perth manufacturing operations in 2002.

149	A significant part of James Hardie’s research and development on new and improved products and process technologies is also undertaken in Sydney.

150	The New Zealand market is serviced by James Hardie’s Auckland plant.

151	The entry into the fibre cement building board market by CSR Limited (CSR), other smaller players and lower priced imports, have eroded James Hardie’s share of the Australian and New Zealand markets from the mid 1990s.
Philippines
152	The Group’s Philippines fibre cement business was established in 1996 and manufactures products for external and internal cladding, eaves, fascia and fire and acoustically rated walls.

153	The Filipino market is serviced by a fibre cement plant that was established in 1998 at Cabuyao, Laguna (50km south of Manila). The plant also provides James Hardie with a manufacturing base from which it can service the remainder of the Asia region.

154	James Hardie’s products have steadily increased their market penetration in the region against competing products such as plywood.
Recent corporate events
155	A summary of James Hardie’s recent corporate events with respect to the asbestos-related liabilities of the Former James Hardie Companies is set out below:
•	25 February 2004 – The NSW Government announced a Special Commission of Inquiry into the establishment of the Medical Research and Compensation Foundation (MCRF).

•	7 June 2004 – James Hardie provided to the Special Commission of Inquiry into the MCRF, an independent actuarial review of future asbestos liabilities of Amaca and Amaba. The review was prepared by KPMG Actuaries Pty Limited (KPMG Actuaries or KPMG) for James Hardie and ABN 60.

•	30 June 2004 – James Hardie indicated that it will provide a comprehensive response to the Issues Paper released by the Counsel Assisting the Special Commission of Inquiry into the Establishment of the MCRF.

•	14 July 2004 – James Hardie announced that it would recommend that shareholders approve the provision of additional funding to enable an effective statutory scheme to be established to compensate all future claimants for asbestos-related injuries caused by the Former James Hardie Companies (subject to certain conditions).

•	28 July 2004 – James Hardie CEO, Mr Peter Macdonald said submissions have been made on behalf of more than a dozen individuals and groups aside from James Hardie. Many of these submissions contain disputed allegations against James Hardie and other parties and the company had made a vigorous defence against the allegations for consideration by the Commissioner in the preparation of his report.

•	12 August 2004 – James Hardie announced that it was prepared to recommend to shareholders the funding of an appropriate NSW statutory scheme to ensure compensation for asbestos-related injuries claimants against the Former James Hardie Companies. The scheme proposed by James Hardie was based on the same numbers of claimants as assumed by KPMG Actuaries in arriving at its central estimate as at 30 June 2003, and at the levels of compensation current at that time.

•	13 August 2004 — James Hardie responds to the Commissioner’s questions concerning the proposed compensation scheme. James Hardie confirmed firstly, that it proposed to ask its shareholders to approve a scheme which would apply to all persons who might have claims from time to time against the Former James Hardie Companies arising from asbestos manufacture. The scheme would be funded by James Hardie in a manner to be agreed and James Hardie acknowledged that its obligation to do so may have to be secured in some way. Secondly, James Hardie confirmed that it would seek to have put in place a simple and expeditious administrative process of assessing the claims, dealing with them and providing payment for victims. Thirdly, James Hardie recognised the possibility that the number of legitimate claimants may ultimately exceed the number projected in arriving at the KPMG central estimate. It accepted that any scheme would have to accommodate that possibility and that those additional claims would have to be funded. However, James Hardie also stated that the Board of James Hardie must be satisfied that the funding of such a scheme was affordable and the proposal must be approved by shareholders.

•	21 September 2004 —The Special Commission of Inquiry report into the MCRF was released.

•	18 October 2004 — James Hardie announced that it is committed to achieving a sustainable long-term compensation solution for asbestos disease sufferers as quickly as possible.

•	16 November 2004 — James Hardie advised the MRCF that should MRCF’s funds be insufficient to meet legitimate claims, James Hardie intended to provide interim funding on a month-to-month basis to enable those claims to be met for a period of up to six months from 16 November 2004.

•	18 November 2004 — James Hardie was advised of and welcomed the NSW Government’s intention to conduct a review of current asbestos compensation arrangements in NSW.

•	25 November 2004 — James Hardie responds to the MRCF, indicating that the MCRF was misguided in asserting there were strings attached to money which had been paid by ABN 60 to support claims from asbestos victims.

•	21 December 2004 — James Hardie signs a Heads of Agreement with the ACTU, Unions NSW, asbestos support groups and the NSW Government, to provide long term funding to asbestos-related personal injury claimants against the Former James Hardie Companies.

•	22 February 2005 — James Hardie responded to articles published in The Australian concerning the Company’s exposure to potential asbestos-related claims in the US, stating that it does not anticipate receiving a significant number of future legitimate claims for asbestos compensation in the US and that it has never manufactured products containing asbestos in the US.

•	8 March 2005 — Recommendations from the NSW Government’s Review of Legal, Administrative and Other Costs in Dust Diseases Compensation Claims were released. James Hardie acknowledged the recommendations as a first step towards establishing a more efficient system.

•	24 March 2005 — In the absence of clarity on the liability position of Marlew Mining, Amaca and ABN 60, with respect to the Baryulgil Mine, James Hardie announced that it would review its position, the proposed special purpose fund and the principles agreed to in the Heads of Agreement. Marlew Mining (formerly known as Asbestos Mines) began mining at Baryulgil in 1944 and was a wholly owned subsidiary of ABN 60 from 1954 until 1976.

•	31 March 2005 — James Hardie noted that the Premier of New South Wales, the Hon Bob Carr, had announced that the signing of the Principal Agreement was expected to occur in early June.

•	15 April 2005 — James Hardie confirmed that it would extend coverage of the special purpose fund (AICF) to permit residents of the Baryulgil community and former mine workers to receive compensation funding from the AICF for valid and proven claims against James Hardie’s former subsidiary, Asbestos Mines (subject to certain conditions). James Hardie stated that they did not expect the decision to include Baryulgil in the AICF to significantly increase the total value of claims already factored into the AICF funding arrangements.

•	17 June 2005 — James Hardie announced that it had entered into new unsecured debt facilities totalling US$355 million (replacing previous revolving and standby credit facilities of US$286 million). Each of the new facilities is for an initial term of 364 days. Upon satisfaction of certain conditions, including shareholder approval of the Proposal, two-thirds of the aggregate facilities will convert to a term of 5 years from signing date and one-third will remain as extendable 364 day facilities. The interest rate for each facility is the London Inter-Bank Offered Rate (LIBOR) for US dollar deposits, plus a margin.

•	21 June 2005 — The Premier of New South Wales, the Hon Bob Carr, announced an extension of the timetable for the signing of the Principal Deed between James Hardie and the NSW Government in relation to the Proposal.

•	11 August 2005 — James Hardie provided an update on the status of the Proposal and related documentation and reconfirmed its commitment to achieving a long term voluntary funding arrangement to implement the Heads of Agreement signed in December 2004.

•	10 November 2005 — James Hardie advised that it was continuing to discuss the tax deductibility of payments to be made by James Hardie to the AICF with the Australian Taxation Office and the Federal Treasury[36].

•	17 November 2005 — The Premier of NSW announced that the NSW Government would introduce legislation to force James Hardie to meet the asbestos liabilities of the Former James Hardie Companies if James Hardie did not reach a final agreement with the ACTU and asbestos victims on the terms of the funding proposal.

•	21 November 2005 — James Hardie advised that the NSW Government and James Hardie were working towards signing the Final Funding Agreement as soon as possible.

•	29 November 2005 — James Hardie announced that it had reached substantial agreement with the NSW Government on the terms of the Final Funding Agreement. However, agreement was still to be reached on the final wording of certain provisions.

•	1 December 2005 — James Hardie announced that the James Hardie Board had approved the Final Funding Agreement which was to be signed on 1 December 2005.

•	16 December 2005 — James Hardie announced that it was continuing discussions with Federal Treasury to obtain full tax deductibility for the proposed voluntary contributions it will make to the AICF and that it was also seeking to obtain tax exempt status for the AICF.

•	15 May 2006 — James Hardie released an updated KPMG Actuarial report relating to the asbestos-related disease liabilities for the Former James Hardie Companies as at 31 March 2006.

•	23 June 2006 — the ATO advised that it had refused to endorse the Fund as a tax concession charity, meaning that the Fund would not be exempt from income tax.

•	29 June 2006 — the ATO advised that James Hardie’s contributions to the Fund would be tax deductible over the anticipated life of the arrangements in accordance with the recent “blackhole expenditure” legislation which was enacted in April 2006.

[36]	The non-binding Heads of Agreement dated 21 December 2004 specified that tax deductibility of payments to the AICF was a condition precedent to a binding agreement.

•	1 September 2006 — The NSW government and James Hardie agreed to extend the deadline for the Final Funding Agreement until 30 September 2006. The extension recognised the continuing discussions with the Australian Taxation Office and the NSW Government regarding the tax treatment of the Special Purpose Fund.

•	2 October 2006 — The deadline for the Final Funding Agreement between the NSW Government and James Hardie was further extended until 31 October 2006.

•	1 November 2006 — Final Funding Agreement further extended to 14 November 2006.

•	9 November 2006 — The ATO provided James Hardie, the Special Purpose Fund (SPF) and others with private binding rulings which are expected to deliver an acceptable tax outcome for the proposed SPF.

•	13 November 2006 — KPMG issues an actuarial valuation report as at 30 September 2006 relating to the asbestos-related disease liabilities which are to be met by the Special Purpose Fund (SPF). The deadline for the Final Funding Agreement was further extended to 22 November 2006.

•	21 November 2006 — James Hardie announced the signing of the amended Final Funding Agreement.
Summary of financial performance
156	A summary of James Hardie’s operating performance is set out below[37]:
James Hardie — Summary of operating performance

	Year to	Year to	Year to	Year to	6 mths to
	31/3/03	31/3/04	31/3/05	31/3/06	30/9/06
	Actual	Actual	Actual	Actual	Actual
	US$m	US$m	US$m	US$m	US$m

Net sales	783.6	981.9	1,210.4	1,488.5	826.9
Cost of goods sold	(492.8)	(623.0)	(784.0)	(937.7)	(514.0)

Gross profit	290.8	358.9	426.4	550.8	312.9
Selling, general and administrative expenses	(144.9)	(162.0)	(174.5)	(209.8)	(108.9)
Research and development expenses	(18.1)	(22.6)	(21.6)	(28.7)	(14.1)
Special Commission of Inquiry related expenses	—	—	(28.1)	(17.4)	(5.6)
Impairment of roofing plant	—	—	—	(13.4)	—
Asbestos provision (net of tax benefit)	—	—	—	(715.6)	(74.4)
Other operating (expenses) income	1.0	(2.1)	(6.0)	(0.8)	—

[37]	James Hardie became a US GAAP reporting entity as part of the 2001 restructure. James Hardie’s consolidated financial statements are prepared in accordance with US GAAP and the US dollar is used as the reporting currency. Furthermore, the company now derives the majority of its revenue from the US. Consequently, the summary of financial performance has been set out in US$.

James Hardie — Summary of operating performance

	Year to	Year to	Year to	Year to	6 mths to
	31/3/03	31/3/04	31/3/05	31/3/06	30/9/06
	Actual	Actual	Actual	Actual	Actual
	US$m	US$m	US$m	US$m	US$m

Earnings before interest and tax (EBIT)	128.8	172.2	196.2	(434.9)	109.9
Net interest expense	(19.9)	(10.0)	(5.1)	(0.2)	(1.0)
Other net income	0.7	3.5	(1.3)	—	—

Operating profit from continuing operations before income tax	109.6	165.7	189.8	(435.1)	108.9
Income tax benefit/(expense)	(26.1)	(40.4)	(61.9)	(71.6)	(53.2)

Net profit after tax from continuing operations	83.5	125.3	127.9	(506.7)	55.7

Net profit after tax including discontinued operations (1) (2) (3)	170.5	129.6	126.9	(506.7)	56.6

Note:

1	Income from discontinued operations of US$4.3 million in 2004 primarily includes a favourable outcome from matters related to a former Gypsum business and a gain on the sale of the New Zealand Building Systems business, net of other wind-up costs of Gypsum and other discontinued businesses.

2	Income from discontinued operations of US$87.0 million in 2003 primarily consisted of net profit related to the sales of the Gypsum operations and Las Vegas land related to the Gypsum operations.

3	Loss from discontinued operations of US$1.0 million in 2005 consisted of an operating loss of $0.3 million (net of income tax benefit) and a loss on disposal of US$0.7 million (net of income tax benefit).
157	The table below sets out the historical performance on a divisional basis over the same period. The analysis provides a more detailed indication of the underlying profitability and performance of the company:
James Hardie — Segment Performance

	Year to	Year to	Year to	Year to	6 mths to
	31/3/03	31/3/04	31/3/05	31/3/06	30/9/06
	Actual	Actual	Actual	Actual	Actual
	US$m	US$m	US$m	US$m	US$m

Net sales
Asia Pacific
Australia and New Zealand	156.3	195.5	210.1	218.1	110.2
Philippines and Asia	18.0	24.2	26.0	23.7	12.8

Net sales for Asia Pacific	174.3	219.8	236.1	241.8	123.0
United States Fibre Cement	599.7	738.6	939.2	1,218.4	687.9
Other (1)	9.6	23.5	35.1	28.3	16.0

Total net sales	783.6	981.9	1,210.4	1,488.5	826.9

EBIT
Asia Pacific
Australia and New Zealand	27.2	35.4	42.4	38.9	20.0
Philippines and Asia	0.1	2.2	4.4	2.8	1.8

EBIT for Asia Pacific	27.3	37.6	46.8	41.7	21.8
United States Fibre Cement	155.1	195.6	241.5	342.6	201.1
Other (1)	(53.6)	(23.4)	(62.8)	(819.2)	(113.0)

Total EBIT	128.8	172.2	196.2	(434.9)	109.9

Note:

1	Includes USA Hardie Pipe operations, Chile Fibre Cement operations, European Fibre Cement, Artisam Roofing and corporate costs. In the years ended 31 March 2005 and 2006 corporate costs included US$28.1 million and US$17.4 million respectively in costs related to the Special Commission of Inquiry into the establishment of the MRCF. These costs were US$5.6 million in the six months to 30 September 2006. The results for FY06 also reflect a US$13.4 million impairment charge in connection with the roofing plant and a US$715.6 million charge in relation to asbestos provisions. The results for the six months ended 30 September 2006 include an increase in the asbestos provision of US$74.4 million.
158	As indicated above James Hardie’s core business operations have exhibited strong growth. In the year ended 31 March 2006 net sales rose 23% to US$1,488.5 million. For the half year ended 30 September 2006 net sales rose 12% to US$826.9 million. US fibre cement sales increased 30% in FY06 (and 16% for the half year to 30 September 2006). In Australia and New Zealand fibre cement sales volumes increased 3% in FY06 notwithstanding the softening in residential housing construction and renovation markets. However, sales volume in Australia and New Zealand fell 3% in the six months ended 30 September 2006.

159	In the year ended 31 March 2006:
(a)	costs of US$17.4 million were incurred in relation to the Special Commission of Inquiry into the establishment of the MRCF and other related matters

(b)	an impairment charge of US$13.4 million was booked following the decision to close the roofing operations

(c)	an asbestos provision (net of associated tax benefits) of A$715.6 million was raised.
160	Prior to these costs operating EBIT increased 39% in the year ended 31 March 2006, principally due to the strong growth in James Hardie’s US fibre cement business.

161	For the half year, ended 30 September 2006, EBIT decreased 33% to 109.9 million, largely due to an expense of US$74.4 million related to adjustments to the asbestos provision.
Financial position
162	The financial position of James Hardie is set out below:
Consolidated statement of financial position

	31/3/05	31/3/06	30/9/06
	US$m	US$m	US$m

Current assets
Cash assets	113.5	315.1	52.3
Receivables	127.2	153.2	157.6
Inventories	99.9	124.0	142.2
Prepaid expenses and other current assets	12.0	33.8	49.3
Deferred tax assets	26.0	30.7	24.8

Consolidated statement of financial position

	31/3/05		31/3/06		30/9/06
	US$m		US$m		US$m

Total current assets		378.6		656.8		426.2

Non-current assets
Property, plant and equipment		685.7		775.6		816.1
Deferred tax assets		12.3		4.8		5.3
Other assets		12.3		8.2		148.7	(1)

Total non-current assets		710.3		788.6		970.1

Total assets		1,088.9		1,445.4		1,396.3

Current liabilities
Payables		94.0		117.8		116.5
Current portion of long term debt		25.7		121.7		—
Short term debt		11.9		181.0		135.0
Accrued payroll and employee benefits		35.7		46.3		38.5
Accrued product warranties		8.0		11.4		8.1
Income taxes payable		21.4		24.5		16.4
Other liabilities		1.7		3.3		3.1

Total current liabilities		198.4		506.0		317.6

Non-current liabilities
Long term debt		121.7		—		—
Deferred income taxes		77.5		79.8		91.6
Accrued product warranties		4.9		4.1		7.3
Asbestos provision		—		715.6		790.0
Other liabilities		61.7		45.0		49.1

Total non-current liabilities		265.8		844.5		938.0

Total liabilities		464.2		1,350.5		1,255.6

Net assets		624.7		94.9		140.7

Net tangible assets		624.7		94.9		140.7
Shares on issue (million)		459.4		463.3		463.7
Net tangible assets per share	US$	1.36	US$	0.20	US$	0.30

Note:

1	Includes a $141.4 million deposit with Australian Taxation Office in connection with a tax dispute.

Asbestos provision
163	As at 30 September 2006 James Hardie established a provision for asbestos-related liabilities (net of associated tax benefits) of US$790.0 million. As James Hardie reports under US GAAP this provision was calculated on an undiscounted basis, excluding inflation and superimposed inflation.

164	A reconciliation between the present value of the actuarial estimate of the expected future asbestos-related liability and the provision booked by James Hardie as at 30 September 2006 is shown below:

	A$m(1)

PV of actuarial estimate of liability(2)		1,555
Impact of discounting (added back)		1,614

Total projected cash flows with inflation allowance (undiscounted)		3,169
Less impact of inflation allowance(5)		(1,727)

Actuarial estimate of total projected cash flows in current dollars(3)		1,442
Allowance for administrative and other operating costs of AICF(3)		68
Additional reserve for insurance / other recoveries		31

Accounting liability		1,541
Less: existing net assets of AICF(4)		(33)

Provision before tax benefit		1,508
Tax benefit at 30%		(452)

Provision net of tax benefit		1,056
AUD:USD exchange rate adopted		0.7482

USD provision net of tax benefit	US$	790m

Note:

1	These actuarial estimates and provisions reflect the anticipated cost savings resulting from implementation of procedural reforms resulting from the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 in NSW.

2	Central estimate.

3	Undiscounted excluding the impact of future inflation.

4	As estimated at the time the provision was assessed.

5	Base (wage) inflation plus superimposed inflation (being the rate at which claim costs inflation exceeds base (wage) inflation).

IV The Special Commission of Inquiry into the Establishment of the MRCF
Events leading up to Inquiry
Asbestos
165	Asbestos is the name given to a number of naturally occurring fibrous silicate minerals. The crystal formation of asbestos is in the form of long thin fibres (which may become airborne when disrupted) and can be divided into two mineral groups — Serpentine and Amphibole. The division between the two types of asbestos is based upon the crystalline structure. Serpentines have a sheet or layered structure whereas amphiboles have a chain like structure. Serpentine is the most prevalent type found in building materials[38].

166	Asbestos was used during the 20th Century in the manufacture of building products (particularly sheeting and roofing), pipes, insulation materials, brake linings and other friction products.

167	Asbestos when inhaled into the lungs has the propensity to cause diseases such as asbestosis (scaring of lung tissue), lung cancer and mesothelioma (a cancer of the outer lining of the lung and chest cavity)[39].
Asbestos use in Australia
168	The use of asbestos in Australia was very widespread, particularly between 1945 and 1980. It was used in many products, by hundreds of companies and by numerous government entities. As information about the dangers posed by the different forms of asbestos grew and, as the connection between asbestos and disease became more established, most companies, including the Former James Hardie Companies, first controlled exposure to asbestos, then stopped using or producing asbestos altogether.

169	An actuarial and insurance industry review undertaken by KPMG in August 2004 (and updated in September 2006) estimated the total cost of Australian asbestos liabilities in relation to personal injury claims may exceed A$8.0 billion, although KPMG acknowledged the uncertainty in predicting a definitive figure. A breakdown of this cost estimate is set out in the table below:

[38]	Information sourced from the United States Environmental Protection Agency.

[39]	Appendix J, Asbestos and James Hardie, Report of the Special Commission of Inquiry into the MRCF, page 118.

Asbestos liabilities
Entity	estimate(1) (2)

Federal and State Governments	A$2.5 billion
Corporations (including Former James Hardie Companies)	A$2.8 billion
Insurance Industry	A$2.0 billion
Dust Disease Board	A$1.6 billion

Total	A$8.9 billion

Former James Hardie Companies	A$1.6 billion
Former James Hardie Companies as % of total	18.0%

Note:

1	All figures represent the central estimate of the present value of the expected liabilities and are estimated as at 30 September 2006.

2	All figures exclude any impact of potential costs savings arising from the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 (NSW) (refer Section VI).
170	The past association of the Former James Hardie Companies with asbestos-related activities arose predominantly through Australian and New Zealand manufacturing and distribution operations. The Former James Hardie Companies also conducted export activities and held investments in foreign companies which were involved in asbestos-related activities.
Distribution and manufacturing activities
171	The Former James Hardie Group imported asbestos fibro cement from 1903 until 1916, when the Group opened its first asbestos factory at Camellia in Sydney. Between 1916 and 1987, the Group produced and developed a variety of products containing asbestos including:
•	asbestos cement pipes

•	asbestos cement sheeting and building products

•	lagging and other insulation products; and

•	brake linings and other friction products.
172	Three companies within the Former James Hardie Group were principally involved in the manufacture and distribution of asbestos-related products: ABN 60; Amaca; and Amaba[40].

173	ABN 60 Pty Ltd (ABN 60), formerly known as James Hardie Industries Limited (JHIL) initially imported, from France, sheets of asbestos fibro cement in 1903. It later became a manufacturer in 1916 and remained so until 1937 when responsibility for manufacture was undertaken by JHIL’s subsidiary, James Hardie & Co Pty Ltd

[40]	Report of the Special Commission of Inquiry into the MRCF, pages 17 and 18.

(COY)[41]. COY went on to become a major producer of asbestos products with plants in NSW, Victoria, Queensland, South Australia and Western Australia. COY ceased manufacturing operations in the 1980s, the last production being at Welshpool in Western Australia and at Meeandah in Queensland in March 1987. COY changed its name to Amaca Pty Ltd (Amaca) on 23 February 2001[42].

174	The third company involved in asbestos-related products was James Hardie Brakes Pty Ltd (JHB), a manufacturer of brake linings and friction products. The company is now known as Amaba Pty Ltd (Amaba) and it no longer manufactures brakes or friction products having sold its business to interests outside the Group in 1987.
Mining activities
175	Asbestos Mines Pty Limited (which was partially or wholly owned by the Group between 1944 and 1976) owned and operated a small chrysotile (white asbestos) mine at Baryulgil NSW.

176	The history of the Baryulgil mine is as follows:

History
Year
1940	Wunderlich Ltd (a subsidiary of CSR) begins developing the asbestos deposits.

1944	Wunderlich Ltd and James Hardie & Co Pty Ltd (now Amaca Pty Ltd) commence a joint venture to operate the mine at Baryulgil in the name of Asbestos Mines Pty Ltd.

1953	James Hardie & Co Pty Ltd purchases the remaining 50% interest in Asbestos Mines Pty Ltd from Wunderlich Ltd.

1954	Ownership of Asbestos Mines Pty Ltd is transferred to James Hardie Asbestos Ltd (subsequently renamed James Hardie Industries Limited).

1976	Asbestos Mines Pty Ltd (later Marlew Mining Pty Ltd) is sold by James Hardie Asbestos Ltd to Woodsreef Mines Ltd, which continued to operate the mine.

1979	Woodsreef ceased mining operations at Baryulgil.
177	In total around 350 people are believed to have worked at the Baryulgil mine.
Phasing out of asbestos use by the Former James Hardie Group
178	During the 1970s and 1980s the Former James Hardie Group began phasing out the use of asbestos in its products, replacing it with cellulose fibre[43]. The last asbestos-related product was manufactured by the Former James Hardie Companies in March 1987. The new products proved to be very successful for the Former James Hardie Group, particularly in the US.

[41]	Carroll, B, 1987, A very good business: one hundred years of James Hardie Industries Limited 1888-1988, James Hardie Industries, Introduction.

[42]	Report of the Special Commission of Inquiry into the MRCF, page 18.

[43]	Carroll, B, 1987, A very good business: one hundred years of James Hardie Industries Limited 1888-1988, James Hardie Industries, An end to Asbestos.

179	The actuarial assessment of the potential liability of the Group for personal injury claims arising from asbestos-related diseases was commissioned in 1996. At that date the liability was assessed to be A$230 million. Further assessments were undertaken in 1998, 2000 and in February 2001. At each date the assessed liability increased.
Formation of the MRCF
180	On 16 February 2001, ABN 60 announced the formation of the Medical Research and Compensation Fund (MRCF) to compensate the sufferers of asbestos-related disease with claims against Amaca and Amaba. Post formation[44]:
(a)	the MRCF Trustee held 50% of the shares in Amaca, with another new company MRCF Investments Pty Ltd (MRCF Investments) holding the other 50%

(b)	MRCF Investments was a wholly owned subsidiary of the MRCF Trustee

(c)	Amaca owned all the shares in Amaba

(d)	in return for payments to be made over time by ABN 60 to each of Amaca and Amaba, ABN 60 was indemnified by Amaca and Amaba against any asbestos-related liabilities ABN 60 might have and Amaca and Amaba could make no claim against ABN 60 arising from past dealings with it (including the payment of dividends and management fees).
181	James Hardie announced that the MRCF was to commence operation with assets of A$293 million[45].
2001 restructure and 2003 establishment of ABN 60 Foundation
182	During 2001, after the establishment of the MRCF and separation of Amaca and Amaba from ABN 60, steps were undertaken to establish a new Dutch company to replace ABN 60 (formerly JHIL) as the holding company for the Group. This restructure was implemented using a Court approved Scheme of Arrangement. One element of the restructure involved James Hardie subscribing for partly paid shares on which ABN 60 would be able to call upon James Hardie to pay any or all of the remainder of the issue price in order to avoid insolvency of ABN 60. The partly-paid shares were not issued for the purpose of providing funding to the MRCF or its subsidiaries.

183	In late 2002, ABN 60 commenced a review of its financial position and concluded that it did not have any liabilities which would require it to make a call on James Hardie with respect to the partly paid shares. Accordingly on 15 March 2003, James Hardie and ABN 60 cancelled the partly-paid shares. The cancellation took effect on 31 March 2003 in conjunction with the James Hardie Group establishing a new Foundation (the ABN 60 Foundation) to acquire the shares of ABN 60 and to use that

[44]	Report of the Special Commission of Inquiry into the MRCF, page 28.

[45]	James Hardie Industries Media Release 16 February 2001.

company’s funds to pay the amounts due to Amaca and Amaba under the Deed of Covenant and Indemnity. As a result ABN 60 was completely removed from the James Hardie Group.

184	The relationship between the James Hardie Group, the ABN 60 Foundation and MRCF post Scheme of Arrangement and cancellation of partly-paid shares on 31 March 2003 is set out below:
Source: Appendix I of the Report of the Special Commission of Inquiry into the MRCF, page 111.
Negotiations with the MRCF
185	The Foundation (which was no longer controlled by James Hardie) commissioned further actuarial reports in August 2001, October 2002 and September 2003. All reports indicated a significant and growing shortfall in funding. In addition the net litigation costs were exceeding estimated figures[46].

186	As a result the Foundation attempted to persuade the James Hardie Group to recognise an obligation to provide further funds. While James Hardie was considering its position and the complex issues involved, following calls for an inquiry from unions and asbestos diseases groups, the NSW Government established a Special Commission of Inquiry into the establishment of the MRCF.

[46]	Report of the Special Commission of Inquiry into the MRCF, page 31.

Terms of Reference
187	The Special Commission of Inquiry into the establishment of the MRCF was appointed to inquire into and report on the following matters:
(a)	Term of Reference Number One — the current financial position of the MRCF and whether it is likely to meet its future asbestos-related liabilities in the medium to long term

(b)	Term of Reference Number Two — the circumstances in which the MRCF was separated from the James Hardie Group and whether this may have resulted in or contributed to a possible insufficiency of assets to meet its future asbestos-related liabilities

(c)	Term of Reference Number Three — the circumstances in which any corporate reconstructions or asset transfers occurred within or in relation to the James Hardie Group prior to the separation of the MRCF from the James Hardie Group and the extent to which this may have affected the ability of the MRCF to meet its current and future asbestos-related liabilities; and

(d)	Term of Reference Number Four — the adequacy of current arrangements available to the MRCF under the Corporations Act to assist the MRCF to manage its liabilities and whether reform is desirable to those arrangements to assist the MRCF to manage its obligations to current and future claimants.
Findings
Term of Reference Number One
188	As at 30 June 2004, the Commission determined that Amaca and Amaba held net assets of approximately A$179.2 million and that both entities also held entitlements to recover from insurers some amounts in respect of the present and future claims. They estimated the amounts recoverable to have a NPV of about A$160.0 million. It did note however, that the possible insurance recoveries were somewhat uncertain as most of the entitlements involved would not be payable before the MRCF’s funds were exhausted.

189	The Commission went on to hold that this net asset position should be reduced by the NPV estimate of likely asbestos-related claims of some A$1.5 billion, and the present provision for meeting currently notified asbestos-related claims of A$63.01 million.

190	In conclusion, the Commission established that the MRCF’s funds were to “be exhausted in the first half of 2007 and had no prospect of meeting the liabilities of Amaca and Amaba in either the medium or the long term.”[47]

[47]	Report of the Special Commission of Inquiry into the MRCF, page 7.

191	The Commission also noted that notwithstanding that the conduct of members of the James Hardie Group, their officers, their actuaries and various firms of solicitors may give rise to causes of action which might have augmented the funds of Amaca and Amaba or the Foundation, these causes of action were, in the Commission’s opinion, unlikely to result in any significant increase in the funds of Amaca, Amaba or the Foundation.
Term of Reference Number Two
192	The Commission in reaching its findings addressed Term of Reference Two in two distinct parts:
(a)	the circumstances in which MCRF was separated from the James Hardie Group; and

(b)	whether the circumstances of separation may have resulted in or contributed to a possible insufficiency of assets to meet its future asbestos-related liabilities.
193	With respect to part (a), the Commission held that:
(a)	“There was no fundamental legal impediment to JHIL [ABN 60], by its directors and management devising and implementing a proposal to effect a separation of James Hardie & Co Pty Ltd (Amaca) and Jsekarb (Amaba) (and accordingly their asbestos liabilities) from the profit earning sources of the Group.”[48]

(b)	Notwithstanding that ABN 60 was under no legal obligation to provide greater funding to the MRCF, it was aware that “if it were perceived as not having made adequate provision for the future of asbestos liabilities of its former subsidiaries there would be a wave of adverse public opinion which might result in action being taken by the Commonwealth or State governments to legislate to make other companies in the Group liable in addition to Amaca or Amaba.”[49]

(c)	The dominant purpose of supplementing the assets available to the Group from A$214 million to A$293 million was to enable the Group to say that the net assets available to the Foundation exceeded the A$286 million estimate of asbestos liabilities over the next 20 years contained in the Trowbridge actuarial report of 13 February 2001[50]

[48]	Report of the Special Commission of Inquiry into the MRCF, page 163.

[49]	Report of the Special Commission of Inquiry into the MRCF, pages 8 and 9.

[50]	Report of the Special Commission of Inquiry into the MRCF, page 9.

(d)	The February 2001 actuarial report “provided no satisfactory basis for an assertion that the Foundation would have sufficient funds to meet all future claims”[51]

(e)	The actuarial estimate of A$286 million did not take into account the most recent litigation figures, which showed a significant increase in outgoings for asbestos claims, and was based upon a financial model that had been prepared by ABN 60, which in the Commissioner’s opinion included assumptions that were “wildly optimistic” and on which independent experts had expressed concern[52]

(f)	The terms conveyed in the media release of 16 February 2001 were “seriously misleading” in two respects[53]:
(i)	that MRCF had been provided with sufficient funds to meet all legitimate future asbestos-related claims, and that accordingly there was “certainty” for persons who might suffer from such diseases and for ABN 60 shareholders

(ii)	that the determination of the funding needed for the MRCF had been checked by independent experts
(g)	The media release of 16 February 2001, possibly gave rise to contraventions of sections 995, 999 and 1309 of the Corporations Act.[54]
194	With respect to part (b):
(a)	The Commission noted that ABN 60 had no legal obligation to provide Amaca or Amaba on separation with any funds in addition to the assets of those companies. Nor did the Commission believe that Amaca and Amaba had been stripped of assets.[55]

(b)	The Commission concluded that it was “not possible, in monetary terms, to say that separation directly resulted in or contributed to a possible insufficiency of assets to meet the future asbestos-related liabilities of Amaca and Amaba.”[56] However, it noted that in practical terms the separation was likely to have an effect of that kind, “If separation had not taken place in February 2001 its seems likely that, for the indefinite future, the asbestos liabilities would have been treated, as they had been for years, as one of the annual expenses of the Group”[57].

[51]	Report of the Special Commission of Inquiry into the MRCF, page 9.

[52]	Report of the Special Commission of Inquiry into the MRCF, pages 9 and 264.

[53]	Report of the Special Commission of Inquiry into the MRCF, page 10.

[54]	Report of the Special Commission of Inquiry into the MRCF, pages 372.

[55]	Report of the Special Commission of Inquiry into the MRCF, page 11.

[56]	Report of the Special Commission of Inquiry into the MRCF, page 12.

[57]	Report of the Special Commission of Inquiry into the MRCF, page 12.

Term of Reference Number Three
195	The Commission held that no issues arose in relation to Amaba given that its business was sold to interests outside the James Hardie Group in 1987.[58]

196	The Commission did however consider, at length, the following corporate reconstructions and asset transfers in relation to Amaca:
(a)	the 1995 sale of Amaca’s “core technology” and of some other businesses which it controlled

(b)	the declaration of dividends of A$100.9 million in 1995-1996 and A$43.5 million in 1996-1997

(c)	the levels of management fees paid by Amaca to ABN 60 in the years 1990-1998

(d)	the transfers of assets by Amaba in 1998 and the rental levels at which Amaca leased premises to James Hardie Australia Pty Ltd (JHA).
197	The Commission held it could not determine (either for substantive reasons or for reasons of lack of evidence) that the circumstances surrounding the above transactions had an effect on the ability of the MRCF to meet its current and future asbestos-related liabilities.
Term of Reference Number Four
198	Notwithstanding that the Commission concluded that in its opinion the “current arrangements available to the Foundation under the Corporations Act will not assist the Foundation to manage its liabilities”[59], its consideration of Term of Reference Number Four was largely overshadowed by James Hardie’s proposal to fund the future asbestos liabilities of Amaca, Amaba and ABN 60 (notwithstanding that it was under no legal obligation to do so).

199	The Commission noted “the best long term solution for satisfying the asbestos liabilities of Amaca, Amaba and ABN 60 would be a scheme for which that proposed by James Hardie might be a starting point.” [60]

[58]	Report of the Special Commission of Inquiry into the MRCF, page 14.

[59]	Report of the Special Commission of Inquiry into the MRCF, page 16.

[60]	Report of the Special Commission of Inquiry into the MRCF, page 16.

V	Asbestos liabilities originating outside Australia

200	This section sets out a summary of the claims filed against the Former James Hardie Companies in foreign countries. It should be noted that:
(a)	the KPMG Actuarial assessment of the asbestos-related liabilities of the Former James Hardie Companies as at 30 September 2006 does not cover personal injury or death claims arising from exposure to asbestos which took place outside Australia

(b)	the AICF will only provide compensation for asbestos-related personal injury or death claims arising from exposure to asbestos in Australia.
201	In the event of non personal injury claims and overseas claims the Former James Hardie Companies are the legal entities with the liability. The structure of the Proposal is such that these claims (if made) are deferred until after the Term of the Proposal when the Former James Hardie Companies are not expected to have assets to meet such claims.

202	As outlined in Section III, ABN 60 and its subsidiaries operated in countries outside Australia manufacturing and distributing asbestos containing products up to March 1987 (the date at which all such activity ceased). However, to date the majority of asbestos-related disease compensation claims against the Former James Hardie Companies (being Amaca, Amaba and ABN 60) have emanated from within Australia.

203	However, there remains a degree of uncertainty regarding both the number of and overall costs associated with claims that may, or may not originate, from countries other than Australia.
United States
204	While the Former James Hardie Group never manufactured products containing asbestos in the US61, it exported asbestos building products and brake blocks from Australia to the US in the late 1960s through to the early 1980s.

205	In the past 26 years, there have been ten claims from the US against one of the Former James Hardie Companies. All of those claims have been resolved, eight by dismissal without payment and two settled; one over 20 years ago for a nominal amount and one by the MRCF. There have been no new claims from the US against Former James Hardie Companies since 2002.

206	There have been 29 other claims from the US against James Hardie Group subsidiaries that have never manufactured or sold products containing asbestos. All but nine of these claims have been dismissed and none are expected to result in significant litigation or liability.

[61]	James Hardie Media Release: Articles recently appearing in The Australian, 22 February 2005.

207	Given the modest quantities of sales and limited product range and distribution in the US, James Hardie has no reason to consider that the numbers and significance of legitimate cases in the US against the Former James Hardie Companies would be anything other than minimal.
New Zealand
208	A James Hardie subsidiary in New Zealand, Studorp Limited, manufactured asbestos cement building products between 1938 and 1983 and pipes between 1959 and 1987, at a plant in Penrose, New Zealand. In New Zealand, asbestos-related disease compensation claims are managed by the state-run Accident Compensation Commission (ACC). Studorp Limited, like all businesses in New Zealand, contributes financially to the ACC fund as required by law via payment of an annual levy. All decisions relating to the amount and allocation of payments to claimants in New Zealand are made by the ACC in accordance with New Zealand law.

209	In addition to the ACC payments, Studorp Limited, under a deed entered into between Studorp Limited and unions in 1987, has undertaken to make ex gratia payments to certain qualifying former employees. Any such individual payments are capped at NZ$35,100. There have been two such claims paid under this deed during the last 10 years.

210	A small number of claims with a New Zealand connection (eg Amaca product imported to New Zealand) have been settled.

211	The current accepted legal position is that claims for injury which arose from exposure in New Zealand should be resolved under New Zealand law and thus should be met by the ACC fund. However, occasionally test cases are run by claimants to try to find exceptions to this position that would enable them to make a damages claim in Australia.
Indonesia and Malaysia
212	The James Hardie Group was a joint investor in companies that manufactured products containing asbestos in Malaysia from 1966 and Indonesia from 1969. The Group divested its investments in Indonesia in 1985 and Malaysia shortly thereafter, and has since not had a corporate or operational presence involving asbestos in the region. With the sale of the Group’s investments in the Indonesian and Malaysian companies, any liabilities or obligations remained with those joint venture entities[62].

213	It is understood that the James Hardie Group has not received notification of a claim for asbestos disease related compensation in respect of Indonesia or Malaysia, either prior to, or since the sale of its operations in either country.

[62]	James Hardie Media Release: James Hardie Responds To Asia Compensation Queries, 27 January 2005.

Overseas mining investments
214	ABN 60 held shares in one of its asbestos suppliers in Canada between 1965 and 1981. ABN 60’s maximum shareholding over the period was 12.5% of the company’s issued capital.

215	In the 1950s, ABN 60 also held shares in an English company that owned and mined asbestos deposits in South Africa.

216	ABN 60 has not received any claims for asbestos related liabilities in respect of these investments either prior to or since the sale of its shareholding in either company.
Other export activities
217	Exports of products containing asbestos were also made to other regions around the world including North America, South America, the Middle East, the Pacific Islands and South East Asia. No material claims (other than those referred to above) have arisen from this export activity.
Summary
218	All monies and other assets provided to the AICF (including contributions by James Hardie) can only be applied to the payment of Proven Claims[63] against the Former James Hardie Companies and to meet the reasonable operating expenses of the AICF and the Former James Hardie Companies.

219	To date, the claims filed against the Former James Hardie Companies in connection with claims originating from countries other than Australia have proven largely unsuccessful. Nonetheless, test cases continue to be filed and the outcomes thereof may increase the future number of claims and/or the overall costs in relation to the asbestos liabilities of the Former James Hardie Companies. However, claims originating from overseas cannot be met from the assets of the Fund.

220	The KPMG Actuarial estimate of the Former James Hardie Companies’ liability for asbestos-related claims as at 30 September 2006 of A$1,554.8 million makes no allowance for asbestos disease related compensation claims against the Former James Hardie Companies that may emanate from overseas.

[63]	Proven Claims only include personal injury claims for asbestos-related diseases made in Australia for exposure in Australia

VI	Outcome of NSW Government Review of Legal and Administrative Costs in Dust Disease Compensation Claims
Background to Costs Review
221	The Report of the Special Commission of Inquiry into the Medical Research and Compensation Foundation (MRCF) identified that, while the existing common law system in New South Wales already included a number of procedures to increase the efficiency with which dust diseases compensation claims are resolved, further changes could be made to ensure that as much money as possible is available for claimants.

222	In this regard we note that, as at 31 March 2006, KPMG assessed that the anticipated claimant and defendant legal costs associated with James Hardie’s asbestos-related liabilities would amount to some A$400.9 million, or 25.2%[64] of KPMG’s overall asbestos liability assessment of A$1,591.5 million prior to taking into account potential cost savings from the Costs Review[65].

223	On 18 November 2004, the Premier of NSW, Mr Bob Carr announced the Costs Review, the terms of reference for which were:
(a)	to consider current processes for handling and resolving dust diseases compensation claims; and

(b)	to identify ways in which legal, administrative and other costs can be reduced within the existing common law system in NSW.
224	The Costs Review did not consider any proposal:
(a)	to introduce a statutory scheme to resolve dust diseases compensation claims; or

(b)	which would adversely affect claimants’ compensation rights.
225	To obtain data to assist in identifying areas for reform, and to assess reform options, the Costs Review:
(a)	released (in November 2004) an Issues Paper calling for public comment and opinion. Thirty one submissions (of which three were confidential) were received

[64]	Equivalent to approximately 34% of expected compensation payments (before legal costs) as at 31 March 2006 (as assessed by KPMG).

[65]	As at 30 September 2006 legal costs account for 22.6% of the total asbestos liability assessed by KPMG. This reduction reflects the achievement of cost savings since 31 March 2006.

(b)	held various consultation meetings with a number of key stakeholders in November and December of 2004. Follow-up consultations were held during February and March of 2005; and

(c)	conducted its own research as to developments in other jurisdictions.
226	The Costs Review was conducted by Mr Laurie Glanfield AM, Director-General of the Attorney General’s Department and Ms Leigh Sanderson, Deputy Director-General of The Cabinet Office.
Recommendations
227	The conclusions of the Costs Review were released on 8 March 2005. The key recommendations to support cost reduction were:
(a)	the early provision of as much information as possible by claimants in a prescribed form prior to actively litigating the claim in Court

(b)	a formal process of mediation prior to active litigation in Court

(c)	streamlining of Dust Diseases Tribunal procedures for matters that are not resolved by settlement and which proceed to a Court hearing; and

(d)	cost penalties if litigation proceeds and the result is not materially different from the settlement offers.
228	Following the release of the Costs Review findings further issues were addressed resulting in proposals for:
(a)	upfront apportionment of liability between prospective defendants to allow the settlement or determination of the plaintiff’s claim to proceed without being delayed by disputation as to contribution between defendants

(b)	representation of defendants by a Single Claims Manager for the purpose of making offers of settlement and attending compulsory mediation with the plaintiff.
Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005
229	The recommendations of the Costs Review have been given legislative effect by the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 which was passed by the New South Wales Parliament on 26 May 2005.

230	As a result, significant changes were made to the procedures for asbestos claims resolution on and after 1 July 2005 including:
(a)	a required information exchange at the commencement of the claim between parties by way of statements of full particulars by plaintiffs and detailed replies from defendants

(b)	a compulsory mediation of claims failing settlement by agreement

(c)	a single claims manager model to represent multiple defendants in the negotiation of settlement and failing settlement, mediation of plaintiff claims

(d)	a process for defendants to reach agreement on contribution between themselves for the purposes of the settlement or mediation of a plaintiff’s claim. If defendants cannot agree contribution, the Act provides that apportionment of liability will be decided by an independent Contributions Assessor using standard presumptions of apportionment as set out in the Dust Diseases Tribunal (Standard Presumptions - Apportionment) Order 2005. A defendant cannot challenge the decision of a Contributions Assessor until determination of the plaintiff’s claim by settlement or judgment

(e)	costs penalties in circumstances where parties breach the rules of the new claims resolution process, fail to participate in mediation in good faith including where defendants may unreasonably limit a single claims manager’s authority to settle the claim, unreasonably leave issues in dispute following an unsuccessful mediation and where any subsequent litigation does not result in a materially different position to the settlement offers made by the parties; and

(f)	cost penalties are also imposed if a defendant challenges the decision of a Contributions Assessor and fails to better its position by the greater of A$20,000 or 10% of the amount otherwise payable by it.
231	The above procedures will apply to all non-urgent cases. Urgent cases may be removed from a claims resolution process but in each case, the Dust Disease Tribunal must consider whether to order the application of provisions relating to compulsory mediation and apportionment between Defendants to that claim.

232	The Act also amends:
(a)	procedures for the issue of subpoenas, the making and acceptance of offers of compromise

(b)	the procedures for the hearing of claims that have failed to settle by removing the ability of parties to invoke pre trial procedures such as interrogatories, discovery or request for particulars, except in very limited circumstances

(c)	provisions to clarify that the Dust Diseases Tribunal does have jurisdiction to deal with claims for contribution between defendants or other tortfeasors liable in respect of any damages

(d)	requirements for Dust Diseases Tribunal judgments to identify those issues of a general nature that are determined on the basis of judgments made in earlier proceedings, thereby reducing the number of common issues being re litigated or re argued.
233	The Dust Diseases Tribunal proceedings have been amended by the Civil Procedure Act 2005 which enables Courts to engage in electronic Court management systems and to deal with evidence of multiple expert witnesses in a hearing. These measures if implemented and utilised by the Dust Diseases Tribunal are expected to improve Court efficiencies and reduce hearing times.
Other States and Territories
234	While the reform is concerned solely with NSW procedures and legislation, the NSW Government has indicated its willingness to promote the recommendations of the Costs Review to other States and Territories.

235	The adoption of these recommendations by other States and Territories is an important issue for ensuring that efficiencies are achieved in respect of the resolution of dust diseases compensation claims, particularly in those places where there are a large number of cases and the costs of proceedings are a significant component of the total costs of the claim.
Further review
236	The NSW Government indicated in its Costs Review that there would be a further review of the reforms and the dust diseases compensation system more generally, to be conducted after data in relation to the reforms’ first 12 months of operation was available. This review is currently underway.
Impact of legislation on actuarial assessment
237	KPMG Actuaries have recently updated their actuarial assessment of the personal injury asbestos-related liabilities of the Former James Hardie Companies to reflect the potential cost savings resulting from the Costs Review (and more specifically the impact of the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005.

238	As indicated above, the potential benefits depend on whether similar legislation is introduced in Australia’s other States and Territories. As a result KPMG have updated their actuarial assessment on two basis:
(a)	assuming legislation is only enacted in NSW (which has occurred); and

(b)	assuming similar legislation is enacted in Australia’s other States and Territories.

239	KPMG’s actuarial assessment on both bases is set out below:
Present value of asbestos liability

				Assuming
				all States
				and
	Without	Partial		Territories
	benefit of	benefit of	Full benefit	adopt
	NSW	NSW	of NSW	similar
	legislation	legislation	legislation	legislation
	31/3/06	30/9/06(1)	30/9/06	30/9/06
	A$m	A$m	A$m	A$m

Claim costs (excluding legals)	1,190.6	1,230.3	1,230.3	1,230.3
Legal costs	400.9	359.7	324.5	301.2

Total asbestos liability	1,591.5	1,590.0	1,554.8	1,531.5

Reduction in legal costs(1)	n/a	41.2	76.4	99.7
% reduction in legal costs(1)	n/a	10.3%	19.1%	24.9%
Legal costs as a % of claim costs	33.7%	29.2%	26.4%	24.5%

Note:

1	The legal cost estimates as at 30 September 2006 already reflect some savings resulting from introduction of the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005. The reduction in legal costs has therefore been compared against the level of costs estimated as at 31 March 2006. n/a — not applicable.

n/a — not applicable.
240	As indicated above the potential cost savings are very material.

VII Review of actuarial data
Summary of actuarial valuations
241	We summarise below the actuarial valuations of the asbestos-related disease liabilities of the Former James Hardie Companies, as assessed by Trowbridge Deloitte (Trowbridge) and KPMG Actuaries Pry Ltd (KPMG Actuaries or KPMG):
Actuarial valuations

	Trowbridge	KPMG
Central estimate of asbestos-related liability(1)	A$m	A$m

31 March 1996	230.2	n/a
31 March 1998	253.8	n/a
31 March 2000	294.7	539.7
13 February 2001(2)	322.6 (3)	694.2
30 June 2001	574.3	n/a
30 June 2002	751.9	n/a
30 June 2003	1,089.8	1,573.4
30 June 2004	n/a	1,536.0
31 March 2005	n/a	1,684.9
30 June 2005(4)	n/a	1,568.4
30 June 2005(5)	n/a	1,513.3
31 March 2006(4)	n/a	1,517.0
31 March 2006(5)	n/a	1,468.0
30 September 2006(4)	n/a	1,554.8
30 September 2006(5)	n/a	1,531.5

Note:

1	The central estimate liability represents the present value of the actuarial estimate of the expected future asbestos-related claims payments and associated costs (including legal and settlement costs) of these claims. Costs associated with the administration of the MRCF and/or AICF are excluded.

2	Based on data as at 31 March 2000.

3	Excluding present value of the QBE settlement of A$3.1 million per annum for 15 years from 2000.

4	This estimate takes into account the cost savings expected to arise from implementation of the NSW legislation introduced in connection with the recommendations of the Costs Review. The present value of these cost savings was estimated by KPMG at A$83.3 million, A$74.5 million and A$35.2 million as at 30 June 2005, 31 March 2006 and 30 September 2006 respectively. The estimated future savings as at 30 September 2006 are low because some savings have already been generated.

5	This estimate takes into account the cost savings which would be expected to arise if similar legislation to that introduced in NSW in connection with the recommendations of the Costs Review was also introduced in Australia’s other States and Territories. On this basis the present value of the total costs savings was estimated by KPMG at A$138.4 million, A$123.5 million and A$58.5 million as at 30 June 2005, 31 March 2006 and 30 September 2006 respectively.
n/a — not applicable.

242	As indicated above, only the 30 June 2005, 31 March 2006 and 30 September 2006 valuations have made allowance for potential savings that are expected to result from:
(a)	implementation of the legislation introduced in NSW in connection with recommendations arising from the Costs Review; and

(b)	possible costs savings which may result if similar legislation to that introduced in NSW is introduced in Australia’s other States and Territories.
243	However, no allowance was made for any internal claims administration costs or the operating expenses of the MRCF or the AICF in the actuarial valuations. James Hardie estimate that these costs will be around A$3.3 million in the 6 months ending 31 March 2007 and A$5.4 million in FY08.

244	As indicated in the above table the actuarial valuations have increased significantly over time, with the largest increase occurring between February 2001 and June 2003.

245	The reasons for the large increase in the actuarial liability during this period between February 2001 and June 2003 is shown in the table below (based on KPMG’s subsequent assessment during the Special Commission of Inquiry of the liability that they would have recommended had they been retained at those dates):
Movement in actuarial liability

A$m

KPMG assessment at February 2001	694.2
Impact of rolling forward valuation date to June 2003	58.6
Increase in claim numbers	168.0
Increase in average costs per claim	336.1
Reduction in nil settlement rate	28.3
Change in discount rate	288.2

KPMG assessment at June 2003(1)	1,573.4

Note:

1	The liabilities at February 2001 and June 2003 are KPMG’s estimates of what they would have proposed had they been the actuaries at the time of these valuations. These estimates were derived by KPMG during their submission to the Special Commission of Inquiry.
246	In summary:
(a)	the number of claims in which James Hardie (or Amaca or Amaba) have been co-joined as a defendant has shown an upward trend

(b)	average claim costs (including claimant’s legal costs) have shown a significant upward trend due to inflationary pressures and due to an increase in the percentage of the total claims borne by James Hardie through co-sharing

(c)	at February 2001 a discount rate of 7% per annum was applied by KPMG, whilst a discount rate of around 5% per annum was applied as at 30 June 2003. This increased the present value of KPMG’s estimated liability by A$288.2 million between February 2001 and June 2003.
Inherent uncertainty associated with actuarial valuations
247	As noted by KPMG in their most recent report, estimates of asbestos-related liabilities are subject to considerable uncertainty. This includes uncertainty due to:
“•	The difficulty in quantifying the extent and pattern of past Asbestos exposures and the number and incidence of the ultimate number of lives that may be affected by Asbestos related diseases arising from such past asbestos exposures;

•	The propensity of individuals affected by diseases arising from such exposure to file common law claims against defendants

•	The extent to which the Liable Entities will be joined in such future common law claims;

•	The fact that the ultimate severity of the impact of the disease and the quantum of the claims that will be awarded will be subject to the outcome of events that have not yet occurred, including medical and epidemiological developments, court interpretations, legislative changes, ....”[66]
248	In the case of asbestos liabilities these uncertainties are exacerbated by the extremely long latency period from exposure to onset of disease and notification of claim[67], meaning that the claims are subject to considerably more legal and medical developments and the impact of a changing environment.

249	It should therefore be expected that the actual emergence of the liabilities will vary, perhaps materially, from any estimate. Thus, no assurance can be given that the actual liabilities of the Former James Hardie Companies will not ultimately exceed (or be below) KPMG’s estimates and that any such variation will not be significant.

250	This uncertainty, and the subjective nature of some of the inputs into the actuarial valuation is highlighted by the different actuarial valuations of the asbestos-related liabilities undertaken by Trowbridge and KPMG.

251	For example, despite using the same data, KPMG and Trowbridge obtained significantly different actuarial valuations as at 30 June 2003, with KPMG’s valuation of A$1,573.4 million being 44.4% higher than Trowbridge’s valuation of A$l,089.8 million.

[66]	Source KPMG valuation as at 30 September 2006.

[67]	Asbestos-related claims often take in excess of 40 years from exposure, compared with four to five years for most Compulsorily Third Party or Workers’ Compensation claims.

252	This valuation difference was largely due to:
(a)	Trowbridge’s assumption that the future superimposed inflation[68] would be nil (which accounted for A$356.5 million of the difference); and

(b)	different assumptions concerning the number of future claims (in terms of the peak and duration of the reporting pattern), the average costs of claims and the proportion of nil settlements. With respect to the number of future claims, the Trowbridge valuation assumed that the number of reported mesothelioma claims had peaked in the year 2000. Based on the information available at the time KPMG believed that the peak in reported claims would not be reached until the year 2010. The assumption of an earlier peak in reported claims by Trowbridge effectively meant that the valuation considered the number of future claims to be lower than if a later peak was assumed and therefore, produced a lower liability valuation.
253	It should also be noted that there are areas of potential asbestos-related liabilities that have not been included in the actuarial valuations. For example, the following claims exposures have not been explicitly allowed for in KPMG’s most recent actuarial valuation as at 30 September 2006:
(a)	US and other overseas claims exposures

(b)	future significant individual landmark and precedent-setting judicial decisions

(c)	significant medical advancements

(d)	a change in the basis of compensation for asymptomatic pleural plaques for which no associated physical impairment is exhibited

(e)	unimpaired claims, ie claims for fear, stress or psychological illness

(f)	a proliferation of “third-wave” claims, ie claims arising as a result of indirect exposure such as home renovation, washing clothes of family members working with asbestos, or from workers involved in removal of asbestos or demolition of buildings containing asbestos

(g)	changes in legislation especially those relating to tort reform for asbestos sufferers

(h)	introduction of new, or elimination of existing, heads of damage

[68]	Superimposed inflation is the excess of the rate of increase in claim costs over normal inflation.

(i)	exemplary and aggravated or punitive damages (being damages awarded for personal injuries caused as a result of negligence or reckless conduct)

(j)	changes in the basis of apportionment of awards for asbestos-related diseases for claimants who have smoked

(k)	changes in the basis of compensation following the recent Court case relating to the compensability of Sullivan vs Gordon damages, CSR vs Eddy (2005) HCA 64, or following the announcement by the NSW Government that they are introducing changes to the Civil Liability legislation (“Civil Liability Amendment Bill 2006”) which will have the effect of reintroducing some Sullivan vs. Gordon benefits into dust diseases compensation

(l)	any changes to GST or other taxes

(m)	future bankruptcies of other asbestos claim defendants (ie other liable manufacturers or distributors).
Sensitivity around central estimate as at 30 September 2006
254	Due to the significant uncertainty associated with key inputs into the valuation, actuaries often perform sensitivity testing to identify the impact of different assumptions on the central estimate of the liability.

255	In KPMG’s most recent report which assessed the actuarial liability as at 30 September 2006 they undertook sensitivity analysis on the following key assumptions:
•	number of claims

•	average claim costs

•	nil settlement rate

•	peak year of claims

•	superimposed inflation

•	discount rate and inflation.
256	The chart below shows the impact of various individual sensitivity tests on KPMG’s discounted central estimate of the liabilities and a combined sensitivity test of a number of factors:

Sensitivity testing results — impact around the net central estimate (discounted) (in A$m), based on application of the DDT Act 2005 in NSW only

*	The superimposed inflation sensitivity tests are for 6.25% per annum for 5 years reducing to 2.25% per annum; and 2.25% per annum for 5 years reducing to -2% per annum.
257	KPMG noted that:

“... because of the interactions between assumptions, the maximum range will not be the sum of the constituent parts. Rather it is important to recognise that it is unlikely that all assumptions would deteriorate together, and there are often compensating upsides to the downsides that can arise. This is especially so when considering the inter-dependencies and correlations between parameters, such as higher inflation often being associated with higher discount rates: the former would increase the liabilities while the latter would decrease the liabilities.”[69]

258	As such KPMG considered the relationship between base inflation and the discount rate as a key sensitivity test rather than each assumption independently.

259	KPMG’s combined sensitivity test of a number of factors (including superimposed inflation, average claim costs and numbers of claims) indicated a range around the central estimate of liabilities of -A$600 million to +A$800 million (equivalent to a range of liabilities of A$1.0 billion to A$2.4 billion70). However, the actual cost of liabilities could fall outside that range depending on the outcome of the actual experience.

[69]	Source: KPMG valuation as at 30 September 2006.

[70]	After allowing for anticipated cost savings in NSW only.

260	The chart implies that the single most sensitive assumption is potentially the peak year of claims. This is related to the fact that the most substantial uncertainty is the ultimate number of claims that may eventuate against the Former James Hardie Companies. Shifting the peak year by five years to 2015/16 for mesothelioma would imply an increase in the future number of mesothelioma claims reported (both at a national level and to the Former James Hardie Companies) of around 50%.

261	KPMG noted that inflation also has a material effect on these figures for the peak year of claims. This is because at the valuation date, the rate of claim inflation exceeds the rate of discounting and as such, the changing in the assumption of the peak year will lead to considerably more downside risk than upside risk in relation to the discounted values.
Projected cash flow profile
262	The chart below sets out KPMG’s central estimate of the projected net cash flows underlying their actuarial valuation as at 30 September 2006:
Cash flow projections — September 2006 (A$m)
The cashflow for 2006/2007 included in the chart relates to the remaining 6 months of the financial year.
263	Claim payments and associated costs are projected by KPMG to peak around 2018/19.

264	However, given the extremely long-tail nature of asbestos-related liabilities, even small changes in an individual assumption can have a significant impact on the cash flow profile of the liabilities.

265	Further, because there is a significant lag between claim notifications and payments relating to that claim, the peak year in which claims are expected to be paid[71] will be several years later than the peak claim period.
KPMG’s actuarial valuations since 30 June 2004 (before cost savings)
Undiscounted and discounted liability
266	KPMG’s assessment of the undiscounted and discounted liability on various dates since 30 June 2004 is set out below:
Undiscounted and discounted liability

	June	March	June	March	Sept
	2004(1)	2005(1)	2005(1)	2006(1)	2006(1)
	A$m	A$m	A$m	A$m	A$m

Total projected cash flows in current dollars	1,615.6	1,666.9	1,596.9	1,478.5	1,479.1
Future inflation allowance(2)	1,970.0	1,936.8	1,709.1	1,763.2	1,764.9

Total projected cash flows with inflation allowance	3,585.6	3,603.7	3,306.0	3,241.7	3,244.0
Impact of discounting	(2,049.6)	(1,918.8)	(1,654.3)	(1,650.2)	(1,654.0)

Net present value of liabilities(3)	1,536.0	1,684.9	1,651.7	1,591.5	1,590.0

Note:

1	Net of insurance recoveries.

2	Base (wage) inflation plus incremental claims (superimposed) inflation.

3	Before anticipated future cost savings resulting from implementation of procedural reforms resulting from the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005. These estimated future cost savings are set out at note 4 and 5 of the table at paragraph 241.
267	As set out above, KPMG’s assessment of the Former James Hardie Companies’ undiscounted and discounted liability for asbestos claims (and related costs) has remained relatively consistent since 30 June 2004.

268	Investors should also note that, while the present value of the liability was assessed by KPMG at A$1,590.0 million[72] as at 30 September 2006, the total future claims estimated by KPMG in connection with asbestos claims is currently A$3.24 billion (and may increase).

[71]	Ignoring the impact of the Annual Cash Flow Cap agreed under the Proposal.

[72]	Before anticipated cost savings.

Components of liability
269	The components of KPMG’s assessed liability, in present value terms are set out below:
Components of liability

	June 2004		March 2005		June 2005		March 2006		Sept 2006
	A$m	%	A$m	%	A$m	%	A$m	%	A$m	%

Claim costs (excluding legal costs)	1,126.5	73.4	1,249.2	74.1	1,222.2	74.0	1,190.6	74.8	1,230.3	77.4
Total legal costs(1)(2)	409.5	26.6	435.7	25.9	429.5	26.0	400.9	25.2	359.7	22.6

Total liability (present value)(2)	1,536.0	100.0	1,684.9	100.0	1,651.7	100.0	1,591.5	100.0	1,590.0	100.0

Note:

1	Includes plaintiff and defendant costs.

2	Before anticipated cost savings.
270	As noted above, since 30 June 2004 claim costs have continued to increase yet legal costs have been reduced largely due to recent internal cost saving initiatives by Amaca Claims Services (ACS) and the impact of the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 in NSW.
Summary of key assumptions used by KPMG
271	The methodology KPMG have used for valuing the Liable Entities’ asbestos-related liabilities of the Former James Hardie Companies is best described as an “average cost per claim method” and is based upon the key assumptions set out below. To enable comparison between the key assumptions, those adopted by KPMG in their reports of 30 June 2004, 31 March 2005, 30 June 2005, 31 March 2006 and 30 September 2006 are also shown.
Assumptions regarding claim categories
272	KPMG’s assessed value of the asbestos-related disease liabilities of the Former James Hardie Companies is largely comprised of award amounts relating to mesothelioma claims.

KPMG Actuarial valuation as at 30 September 2006

	September	September
	2006	2006
	A$m	%

Mesothelioma	1,348.3	84.8
Lung cancer	67.6	4.3
Asbestosis	209.1	13.2
ARPD and Other	50.9	3.2
Defendant legal costs	159.0	10.0
Insurance	(237.9)	(15.0)
Wharf	7.0	0.4
Workers’ compensation	12.8	0.8
Cross claim recoveries	(32.9)	(2.1)
Baryulgil	6.1	0.4

Total (1)	1,590.0	100.0

Note:

1	Before anticipated cost savings.
273	It is noted that of all the claim categories[73], variations in KPMG’s assumptions relating to mesolthelioma and asbestosis have the greatest impact upon KPMG’s actuarial valuation[74].

274	The following subsections set out the key claim category assumptions that have been adopted by KPMG.
Expected number of claims
KPMG’s projected total number of expected future claim notifications

	June	March	June	March	Sept
As at	2004	2005	2005	2006	2006

Mesothelioma	6,558	6,873	6,528	6,518	6,510
Lung cancer	701	808	893	904	893
Asbestosis	2,373	2,378	2,214	2,217	2,791
ARPD and Other	936	934	849	835	915
Wharf	205	199	168	180	186
Workers’ compensation	1,760	1,891	2,075	1,859	1,772

Total	12,533	13,083	12,727	12,513	13,067

[73]	Being mesothelioma, lung cancer, asbestosis, ARPD and other, wharf, workers’ compensation and Baryulgil.

[74]	With mesothelioma having the greatest impact.

275	KPMG’s forecast claim figures (for each category of claim) are (inter alia) based upon recent trends in the actual number of claims reported. The following table sets out the annual number of claims reported (by category of claim) over the last 5 years together with KPMG’s forecasts for 2006/07.
Actual number of claims reported annually

						6 mths
	2001/02	2002/03	2003/04	2004/05	2005/06(1)	to Sep 06	2006/07(2)

Mesothelioma	161	179	187	260	210	94	214
Lung cancer	23	36	26	32	30	10	28
Asbestosis	91	92	99	120	98	78	144
ARPD and Other	30	41	28	27	18	20	38
Wharf	17	15	10	6	6	2	6
Workers’ compensation	61	51	36	61	33	23	53

Note:

1	To 31 March 2006.

2	KPMG forecast for 2006/07.
276	As indicated above there was a considerable increase in mesothelioma claims activity experienced during 2004/05. Subsequent claims activity indicated that the 2004/05 increase was a one-off fluctuation rather than the development of a new trend. Accordingly, KPMG have revised down their forecast for FY07 to 214.
Average projected claim award costs
KPMG’s projected average share of successful claim award costs(1)

	June 2004	March 2005	June 2005	March 2006	Sept 2006
As at	A$	A$	A$	A$	A$

Mesothelioma	250,000	250,000	265,000	260,000	260,000
Lung cancer	110,000	130,000	140,000	135,000	125,000
Asbestosis	100,000	95,000	100,000	100,000	97,500
ARPD and Other	92,500	90,000	90,000	90,000	90,000
Wharf	100,000	90,000	90,000	90,000	100,000
Workers’ compensation	100,000	135,000	135,000	135,000	135,000

Note:

1	Includes plaintiff legal costs where such costs are not separated from the award.

2	The figures in the above table are not directly comparable as they have not been inflation adjusted.
277	In arriving at their average award assumptions, KPMG have (inter alia) had regard to average award costs for each category of the claim over the most recent 3, 4 and 5 year periods.

278	The average[75] actual mesothelioma awards over the most recent 3, 4 and 5 year periods (in 2005/06 dollars) were A$247,000, A$244,000 and A$245,000. Average claim awards in the six months to 30 September 2006 were some A$244,400. KPMG have adopted an assumption of A$260,000 (in real terms), which is a slight reduction compared with the assumption in KPMG’s 30 June 2005 report.

279	Average[76] actual lung cancer awards over the most recent 3, 4 and 5 year periods (in 2005/06 dollars) were A$112,000, A$108,000 and A$102,000 respectively. KPMG, in their 30 June 2005 valuation noted there was a continuing increasing trend in average awards in 2004/05 and accordingly increased their assumption. This trend has not continued and KPMG reduced their claim cost estimate as at 31 March 2006 and 30 September 2006.

280	Average[77] actual asbestosis awards over the most recent 3, 4 and 5 year periods (in 2005/06 dollars) were A$87,000, A$93,000 and A$93,000 respectively. KPMG have adopted a reduced average claim cost of $97,500 (in real terms) in light of this experience.

281	The average[78] actual ARPD and other awards over the most recent 3, 4 and 5 year periods (in 2005/06 dollars) were A$82,000, A$85,000 and A$84,000 respectively. However, KPMG have adopted an assumption of A$90,000 (in real terms), consistent with their recent previous assumptions.

282	The average[79] actual wharf awards over the most recent 3, 4 and 5 year periods (in 2005/06 dollars) were A$87,000, A$96,000 and A$105,000 respectively. KPMG note the 5 year average was heavily impacted by 3 relatively large wharf settlements in 2002/03. Accordingly, KPMG have adopted an average successful claim cost assumption of $100,000 (in real terms).

283	The average[80] actual workers’ compensation awards over the most recent 3, 4 and 5 year periods (in 2005/06 dollars) were A$132,000, A$116,000 and A$114,000 respectively. KPMG have adopted award costs of A$135,000 (in 2006/07 dollar terms).

[75]	Weighted average.

[76]	Weighted average.

[77]	Weighted average.

[78]	Weighted average.

[79]	Weighted average.

[80]	Weighted average.

Rate of claimant success
KPMG’s unsuccessful claim rate assumptions

	June 2004	March 2005	June 2005	Mar 2006	Sept 2006
As at	%	%	%	%	%

Mesothelioma	17.5	15.0	14.0	11.5	12.0
Lung cancer	40.0	32.0	32.0	30.0	30.0
Asbestosis	10.0	12.0	10.0	9.5	9.5
ARPD and Other	20.0	20.0	20.0	20.0	20.0
Wharf	40.0	35.0	35.0	35.0	25.0
Workers’ compensation	85.0	90.0	90.0	90.0	92.0
284	In arriving at their current assumptions, KPMG have (inter alia) had regard to average[81] unsuccessful claimant rates for each of the category of claim over the most recent 3, 4 and 5 year periods. KPMG note that the unsuccessful claim rates for all categories have been volatile from 1991 through to present day.
Insurance position
285	Until 1985, James Hardie had in place General and Products liability insurance covers, which were placed amongst a number of insurance providers on a claims- occurring basis.

286	In addition, James Hardie maintained further “umbrella” insurance contracts, with varying retentions and policy limits. These contracts had the form of an “each and every loss” and “in the aggregate” clause. That is, they paid all costs arising from claims with exposure in a specified year up to the relevant policy limit.

287	The umbrella policies were placed on two bases:
(a)	for the period up to and including 1985 they were on a claims-occurring basis

(b)	for the period 1986 to 1997 they were on a claims-made basis. As such these policies do not provide protection or recoveries against the cost of future claim notifications.
288	Furthermore, the policies in place during 1986 to 1997 were underwritten by CE Heath C&G (which is part of the HIH Group now in liquidation).

289	KPMG considered the credit rating of the insurers and have made a general credit risk allowance when valuing potential insurance recoveries.

[81]	Being weighted averages as opposed to simple.

290	In relation to those contracts where CE Heath appeared to underwrite some of the insurance and then reinsure it into the market, KPMG assumed that no cut-through from the reinsurers directly to the MRCF will take place and have instead assumed that these insurance recoveries will rank alongside other creditors of HIH.

291	On this basis KPMG have incorporated the following insurance recoveries and bad debt allowances in their valuation assessment:

	Undiscounted(1)	Discounted(1)
	A$m	A$m

Gross liability	3,756.9	1,827.9
QBE recovery	(24.8)	(19.5)
Other insurance	(587.1)	(264.9)

Net liability before bad debt allowance	3,145.0	1,543.5
Bad debt allowance	99.0	46.5

Net liability after bad debt allowance	3,244.0	1,590.0

Note:

1	Before anticipated future cost savings resulting from implementation of procedural reforms resulting from the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005. These estimated future cost savings are set out in note 4 and 5 of the table in paragraph 241).
292	In determining the net liability above, KPMG assumed that the current insurance contracts of the Former James Hardie Companies will continue to respond to gross claims projected as they fall due. Other than making a general credit risk allowance in valuing these recoveries, KPMG assumed they will otherwise be fully recovered.

293	To the extent that:
(a)	one or more significant insurers fail in the future; and/or

(b)	insurers dispute payments due to the Liable Entities; and/or

(c)	legal cases change the way in which insurance respond to claims (eg due to changing legal interpretations of the “date of loss”); and/or

(d)	insurance assets may meet liabilities to non-Australian claimants; and/or

(e)	insurers negotiate commutations of their obligations to the Liable Entities for more or less than the valuation allowance then the net liabilities of the Former James Hardie Companies would vary accordingly. For example an event resulting in a loss of 10% of the anticipated insurance recoveries would increase KPMG’s estimate of the net liability by approximately A$20 million.

Economic assumptions
Economic assumptions

	June	March	June	March	Sept
	2004	2005	2005	2006	2006
As at	% p.a.	% p.a.	% p.a.	% p.a.	% p.a.

Base (wage) inflation	4.0	4.0	4.0	4.25	4.25
Superimposed inflation	2.0	2.0	2.0	2.0	2.25
294	KPMG have, in accordance with standard Australian actuarial practice, made assumptions about the future rate of inflation of claim costs by separately considering:
(a)	the underlying, or base rate of inflation, based on wage / salary (earnings) inflation, and

(b)	the rate of superimposed inflation, ie the rate at which claim costs inflation exceeds base (wage) inflation.
295	KPMG’s estimate of longer term base (wage) inflation is based on the following variables:
Base (wage) inflation

	Low	High
	%	%

Long term CPI assumption	2.75	3.00
Base (wage) inflation premium over CPI based on historical data	1.5	1.75
Less impact of claimant ageing and other factors	(0.25)	(0.50)

Basic (wage) inflation assumption	4.0	4.25

296	As indicated above KPMG has taken into account the impact of claimant ageing on the base (wage) inflation assumption. KPMG believe that, as the overall age profile of claimants is expected to rise over time, claim amounts should tend to increase more slowly than pure average wage inflation. This is due to both reduced compensation for years of income or life lost and a tendency for post retirement age benefits to possibly increase closer to CPI than pure average wage inflation. Furthermore, KPMG believe that some heads of damage may increase at CPI or lower, such as general damages and compensation for loss of expectation of life.
Peak year of claim notification
297	It should also be noted that KPMG assume that the peak year of notification for each disease type is as follows:

Peak year assumptions

As at	June 2004	March 2005	June 2005	March 2006	Sept 2006

Mesothelioma	2010/11	2010/11	2010/11	2010/11	2010/11
Lung cancer	2010/11	2010/11	2010/11	2010/11	2010/11
Asbestosis	2005/06	2005/06	2005/06	2005/06	2006/07
ARPD and other	2006/07	2006/07	2006/07	2006/07	2006/07
Wharf	2000/01	2000/01	2000/01	2000/01	2000/01
Workers’ Compensation	2006/07	2006/07	2006/07	2006/07	2006/07
298	As mentioned at paragraph 260, KPMG’s assessment of the overall liability of the Former James Hardie Companies is highly sensitive to a movement in the expected peak year of notification. Their assumptions in this regard however have remained largely unchanged across all reports.
Comments on discount rate
299	In determining the present value of the future asbestos liabilities of the Former James Hardie Companies, KPMG have applied discount rates equal to the yields on zero coupon Commonwealth Government bonds which match (as close as possible) the duration of the expected cash outflows (ie the cash outflow in year one is discounted at the one year rate etc). These rates ranged from 5.37% to 6.02% per annum as at 30 September 2006. The equivalent single uniform discount rate, based on cash flows weighted by term, is 5.51% per annum[82].

300	The use of the Commonwealth Government bond rate (which is considered a reasonable proxy in Australia for the “risk free rate”) is in accordance with standard actuarial practice and accounting standards, and reflects the fact that the amount of the asbestos liability is not a fixed obligation but is instead subject to significant uncertainty.

301	While a high discount rate is normally applied when determining the present value of future cash flows from a high risk asset (thereby reducing the assets value), the use of a high discount rate when valuing a liability will lower the value of the liability in present value terms. However, if the liability cannot be reliably quantified, the market value of the liability (being the price at which a purchaser would accept before taking on the obligation to meet the liability) is likely to be higher and not lower due to the level of uncertainty, which is inconsistent with the NPV result if a high discount rate is applied.

302	Given the high level of uncertainty associated with the estimate of the future asbestos liabilities and the increasing trend in actuarial valuations in recent years, in our opinion, the use of a risk free discount rate to value the liability is appropriate for the purposes of assessing the present value of the total likely liability from the perspective of the AICF (notwithstanding the unsecured nature of the liability).

[82]	In comparison, the equivalent single uniform discount rate used in KPMG’s valuation as at 31 March 2006 and 30 June 2005, was 5.52% and 5.20% per annum respectively.

303	However, in our opinion, a higher discount rate should be used when valuing James Hardie’s obligation under the Proposal to make payments to the AICF. This is because the Annual Cash Flow Cap (which limits the annual payment by James Hardie to the AICF to no more than 35% of James Hardie’s Free Cash Flow83) may result in payments to asbestos claimants being deferred until funding becomes available from James Hardie’s Free Cash Flow, which reduces the present value of the payment from the perspective of James Hardie (and its shareholders). This could occur if, for example:
(a)	James Hardie’s Free Cash Flow (as defined in the Final Funding Agreement) falls reducing the annual payments to the AICF below that required to pay claims in any particular year; or

(b)	there is an increase in annual or total claims, such that the capped payments to the AICF provide insufficient funding in any particular year.
304	By capping James Hardie’s future asbestos payments to the AICF based on its level of Free Cash Flow, the risk associated with future payments to the AICF is also more aligned with the risk associated with James Hardie’s business, justifying an increase in the discount rate and thus a reduction in the present value of the liability from James Hardie’s perspective.
Cost savings arising from the Costs Review
305	KPMG have estimated that:
(a)	the value of the cost savings expected to result from implementation of the NSW legislation arising from the Costs Review is A$35.2 million

(b)	the present value of the total cost savings expected to arise if similar legislation to that enacted in NSW is introduced in other States and Territories is A$58.5 million[84].
306	These estimates were derived in conjunction with external costs consultants.

307	The value of potential cost savings are significantly less than the estimate as at 31 March 2006. This reflects the fact that some of the projected cost savings as at 31 March 2006 have now been realised (and are reflected in KPMG’s base valuation assumptions).

[83]	While the AICF will form part of the James Hardie Consolidated Group for US GAAP purposes, the receipts and payments of the AICF will not be included in Free Cash Flow because the use of the assets of the AICF are restricted. Payments by the AICF Group to asbestos claimants will therefore not be shown as a cash flow. However, payments by James Hardie to the AICF will represent an operating cash outflow as they relate to the use of unrestricted cash.

[84]	Being savings of $35.2 million in NSW and savings of $23.3 million in other States and Territories.

VIII Impact on profitability and cash flow
Proposed accounting treatment
308	James Hardie currently consolidates all wholly-owned subsidiaries, majority-owned subsidiaries and any entity which it controls. It is also required to consolidate in its accounts any “variable interest entities” under US GAAP. Whilst James Hardie will not own or otherwise have any legal interest in the AICF, Amaca, Amaba or ABN 60 (the AICF Group) it will be required to consolidate the AICF Group as a variable interest entity on or from the Commencement Date.

309	The AICF Group will be considered to be a variable interest entity because of James Hardie’s proposed contractual and pecuniary interests in the AICF. The Final Funding Agreement results in James Hardie having a contractual liability to make the Initial Funding payment and ongoing Annual Payments to the AICF. These payments to the AICF will result in James Hardie having a pecuniary interest in the AICF. The interest will be considered to be variable because the potential impact on James Hardie will vary based upon the annual actuarial assessments by the Approved Actuary.

310	Consolidating the AICF Group in James Hardie’s consolidated accounts means that:
(a)	movements in the AICF Group’s estimated liability for asbestos-related diseases[85] (including an allowance for the administration expenses of the AICF) will be reflected in James Hardie’s Consolidated Statement of Income

(b)	the income (other than payments made to the AICF by James Hardie) and expenses of the AICF (to the extent they are not provided for) will be included in James Hardie’s Consolidated Statement of Income

(c)	the assets and liabilities of the AICF Group will be shown as assets and liabilities in James Hardie’s Consolidated Balance Sheet. However, it should be noted that the payments by James Hardie to the AICF and the assets of the AICF Group can only be used to fund and administer payments to future claimants against the Former James Hardie Companies for Australian asbestos-related diseases (and certain similar claims with respect to Marlew). That is, the AICF Group assets cannot be used for any other purpose or by James Hardie in its business operations. Cash of the AICF will therefore be described as “restricted cash” in James Hardie’s consolidated accounts

(d)	furthermore, the receipts and payments of the AICF will not be included in James Hardie’s Consolidated Statement of Cash Flow because the use of the assets of the AICF are restricted. James Hardie’s net operating cash flow will instead be shown after deducting payments made by James Hardie to the

[85]	Based on an actuarial assessment which will be undertaken each year. As discussed further in this section the liability will be booked on an undiscounted basis ignoring the impact of future inflation and superimposed inflation.

AICF as such payments relate to the use of unrestricted cash.
311	In simple terms, James Hardie will report the assets and liabilities and income and expenses of the AICF Group as if it was part of the James Hardie Group. However, the receipts (including payments by James Hardie to the AICF) and payments of the AICF Group (eg to asbestos claimants) will not be included in the Consolidated Statement of Cash Flow due to the restrictions placed on the AICF Group’s assets. Instead, payments by James Hardie to the AICF will represent an operating cash outflow as they relate to the use of unrestricted cash.

312	The applicable accounting standards also require that James Hardie report the total liability for asbestos-related diseases on an undiscounted and uninflated basis. These financial reporting requirements differ from the economic and financial reality of the situation, which is that total claims will be subject to claims inflation, and should be discounted to reflect the present value of the liability.

313	Furthermore, the net cash flow and valuation impact on James Hardie will be different to that shown in James Hardie’s Consolidated Statement of Income due, in particular, to the effect of the Annual Cash Flow Cap (as discussed below).
Impact on reported profitability
314	As stated above, James Hardie is required to include the results of the AICF Group in its Consolidated Statements of Income. James Hardie’s consolidated results will therefore include:
(a)	the income generated from the assets owned by the AICF Group (principally interest and investment income)

(b)	insurance recoveries received or receivable

(c)	the expenses incurred by the AICF Group, including legal and administrative costs (to the extent that they are not provided for)

(d)	movements in the liable entities’ liability for asbestos-related diseases (including movements due to changes in the AUD:USD exchange rate).
315	As at 31 March 2006 James Hardie recognised a provision for asbestos-related liabilities (net of associated tax benefits) of US$715.6 million. This provision was increased to US$790.0 million as at 30 September 2006. This represents the undiscounted estimate of the asbestos-related liabilities[86] (excluding the impacts of inflation and superimposed inflation) which the AICF expects to incur (based on actuarial advice) if the Proposal is approved. The reason why a provision was raised on an undiscounted basis excluding the impact of inflation and superimposed inflation is discussed further in Section IX.

[86]	It should be noted that the annual internal claims administration costs and the annual operating expenses of the AICF Group are also included in the provision, on an undiscounted basis and ignoring inflation.

316	Payments by the AICF to asbestos claimants (and associated legal costs) will then be charged against the provision and will not be expensed in the Consolidated Statement of Income.

317	Future movements in the provision (including movements due to changes in the AUD:USD exchange rate) will be expensed.

318	However, as it is not possible to accurately predict James Hardie’s liability for asbestos-related diseases included in its accounts, it is likely that future revisions to the provision will occur (which will be reflected in James Hardie’s future profit and loss statements). This is because the current actuarial estimate is based on a number of assumptions (for example, the number of claims, costs per claim, inflation rates[87], legal and administrative cost estimates and settlement rates etc), which can all change materially.

319	Furthermore, as the provision is calculated excluding the impact of inflation and superimposed inflation[88] the actual payments to asbestos claimants and associated costs are likely to, over time, significantly exceed the provision raised in the consolidated balance sheet unless there is a reduction in the level of expected claims and their cost. Thus, it is likely that future charges for asbestos liabilities against reported profits will need to be incurred.
Example based on hypothetical assumptions
320	As the provision for asbestos liabilities can either increase or decrease, due to the various factors described above, the net expense (or gain) in any year that will be reported for financial reporting purposes in connection with the Final Funding Agreement cannot be ascertained with any degree of confidence.

321	Furthermore, we emphasise that the real economic impact on James Hardie (and hence the real impact that should determine James Hardie’s share value) will differ due to:

Effect compared to that reported in the
Economic impact on James Hardie	financial statements

(a) expected claims inflation	Likely to increase expense and liability
(b) recognition of present value effect; and	Likely to decrease expense and liability
(c) effect of cap	Imposes upper limit per annum on true cost to James Hardie.
322	Consequently, in our opinion, the impact of the Proposal on the reported results is best demonstrated using an example.

[87]	This is not reflected in the reported liability for accounting purposes.

[88]	Generally defined as the excess of the expected rate of claim cost inflation over base (wage) inflation.

323	For the purposes of the example it is assumed that:
(a)	James Hardie generates EBIT before non-recurring items and before asbestos-related income and expenses of US$310 million per annum (consistent with the actual result in the year ended 31 March 2006)

(b)	income from assets held by the AICF generates US$10 million per annum (Note: this is a hypothetical assumption for the purposes of the example only)

(c)	payments made to asbestos claimants total A$100 million per annum (inclusive of legal and administration costs incurred). This is a hypothetical assumption for the purposes of the example only

(d)	the provision for asbestos-related liabilities is as follows:
Hypothetical movement in pre tax provision for asbestos-related liabilities

		AUD:USD
	Provision	exchange	Provision
	A$m	rate	US$m

At beginning of period(1)	1,429	0.7156	1,023
At end of year 1	1,600	0.80	1,280
At end of year 2	1,550	0.75	1,163
At end of year 3	1,350	0.85	1,148

Note:

1	Actual (pre-tax) provision booked by James Hardie on 31 March 2006.

2	The above exchange rates are adopted for the purposes of the example only. They are not in any way forecasts of future exchange rates.
324	On this basis the hypothetical earnings before interest and tax (EBIT) on consolidation would be as follows:
Hypothetical example to demonstrate impact on Consolidated EBIT

	Year 1	Year 2	Year 3
	US$m	US$m	US$m

EBIT before non-recurring and asbestos-related items	310	310	310

Asbestos-related items:
Income from AICF assets	10	10	10
Credit (charge) in relation to asbestos provision(1) (2)	(336)	39	(65)

Net (expense) gain in relation to asbestos liabilities	(326)	49	(55)

EBIT before non-recurring items	(16)	359	255

Note:

1	Movement in provision for asbestos liabilities:

	US$m	US$m	US$m
Opening balance	1,023	1,280	1,163
Closing balance	1,280	1,163	1,148

Increase / (decrease) in provision	257	(117)	(15)
Claim payments during the year (at average rate)	79	78	80

Charge (credit) to P&L statement	336	(39)	65

325	As indicated above, movements in the required provision for asbestos liabilities can be expected to have a very material impact on James Hardie’s reported consolidated results for accounting purposes. To assist investors in this regard, James Hardie also intends to prepare supplementary financial information which will show its operating results (excluding asbestos-related income and expenses) and the consolidated results.

326	Notwithstanding the volatility of reported profits, from James Hardie shareholders’ point of view it is only the payments made by James Hardie to the AICF which need to be funded annually. The movement in provision and foreign exchange gains and losses are non-cash items.
Taxation treatment of payments to the AICF
327	The AICF has applied for and received a number of private rulings from the ATO with respect to the AICF. These rulings include confirmation that the James Hardie contributions received by the AICF will comprise corpus of the trust and so will not form part of the assessable (taxable) income of the AICF as either ordinary or statutory income.

328	James Hardie has also applied for and received a private ruling from the ATO confirming that payments made by it to the AICF will be tax deductible in Australia. However, Section 40-880 of the ITAA 1997 provides that the Annual Payments to the AICF can only be deducted over a period of five income years starting in the year in which it is incurred and is unable to be deducted wholly in the year in which it is incurred.

329	Thus, while a future income tax benefit (FITB) has been recognised in James Hardie’s financial statements as at 30 September 2006 in connection with the asbestos provision, the payments to the AICF will only be deductible against taxable income in Australia, and only over five years.

330	As a result, the tax benefit generated from each year’s payment to the AICF will bear no relationship to the asbestos-related tax benefit (or expense) recognised in James Hardie’s consolidated results. This is principally because, while the payments to the AICF will be tax deductible, these payments will not be shown in James Hardie’s Consolidated Statement of Income.

331	As at 30 September 2006 the asbestos provision recognised by James Hardie of US$790.0 million was net of a 30% future income tax benefit (FITB). The recognition of this tax benefit is deemed appropriate by James Hardie (based on information currently available) on the basis that it is more likely than not that James Hardie will be able to realise the full tax benefit by generating sufficient taxable income within its Australian taxable group to offset the expected amount of payments to the AICF.

332	However, it should be noted that the estimated payments to the AICF and James Hardie’s Australian taxable income could both change materially. Consequently, there may not be sufficient Australian taxable income in all future years to utilise the tax losses resulting from James Hardie’s annual payments to the AICF (in which case the FITB recognised by James Hardie may need to be discounted).
Impact on reported operating cash flow
333	Under the Proposal there is a Cash Flow Percentage Cap (CFPC) on the Annual Payments to be made by James Hardie to the AICF in all years except the first year. The CFPC will be initially set at 35% of James Hardie’s Net Free Cash Flow for the immediate preceding financial year. As stated in Section II this cap may reduce from the year ending 31 March 2012.

334	Free Cash Flow is the net cash flow provided by the operating activities of the James Hardie Group as calculated in accordance with US GAAP in force on 21 December 2004. Free Cash Flow is after interest, changes in working capital, taxes paid and payments made by James Hardie to the AICF. While the AICF will form part of the James Hardie Consolidated Group for US GAAP purposes, the receipts and payments of the AICF will not be included in Free Cash Flow because the use of the assets of the AICF are restricted. Payments by the AICF Group to asbestos claimants will therefore not be shown as a cash flow. However, payments by James Hardie to the AICF will represent an operating cash outflow as they relate to the use of unrestricted cash.

335	Based on the example used above with respect to James Hardie’s hypothetical consolidated results, we set out below the hypothetical impact on operating cash flow and the maximum payment to the AICF assuming the 35% cap applied in all years. Note this hypothetical example also assumes that the actual amount paid by James Hardie to the AICF is equal to the cap. In reality, the payment to the AICF may be lower than the cap:

Hypothetical example to demonstrate impact on Consolidated Cash Flow from Operating Activities

	Position
	prior to
	entering
	Agreement	Year 1	Year 2	Year 3
	US$m	US$m	US$m	US$m

EBIT before non-recurring items	310	(16)	359	255
Add back non-cash items:
Depreciation and amortisation	45	45	45	45
Charge (credit) in relation to asbestos provision	—	336	(39)	65
Less income from the AICF assets(4)	—	(10)	(10)	(10)
Less payments to the AICF(2)	—	(85)	(64)	(69)
Working capital movements	(10)	(10)	(10)	(10)
Interest payments	(15)	(15)	(15)	(15)

Consolidated cash flow from operating activities before tax	330	245	266	261
Tax payments(1)	(88)	(62)	(69)	(67)

Consolidated cash flow from operating activities after tax	242	183	197	194

Reduction in consolidated operating cash flow(3)		24%	19%	20%

Note:

1	Tax payment comprises:

	US$m	US$m	US$m	US$m
Tax on EBIT from core business (US$310 million x 30%)	(93)	(93)	(93)	(93)
Tax benefit of interest (at 30%)	5	5	5	5
Tax benefit on payment to AICF (at 30%)		26	19	21

Tax payment	(88)	(62)	(69)	(67)

For the purposes of this example we have assumed James Hardie’s effective tax rate is 30% (ignoring asbestos payments). In comparison James Hardie’s effective tax rates in the years ended 31 March 2003, 2004, 2005 and 2006 were 23.8%, 24.4%, 32.6% and 25.5% respectively.

We have assumed a 30% tax benefit on payments to the AICF, being the corporate tax rate in Australia, and have assumed, for the purposes of the example, that James Hardie has sufficient assessable income in Australia to utilise the tax benefits resulting from the payments to the AICF. In reality, the annual payments to the AICF will only be deductible for tax purposes over 5 years as discussed in paragraph 328.

2	Maximum payment to AICF (based on 35% cap) calculated as follows:

	Year l	Year 2	Year3
	US$m	US$m	US$m
Free Cash Flow in prior year	242	183	197
Maximum payment to AICF in current year (% of Free Cash Flow)	35%	35%	35%

Maximum payment to AICF in current year	85	64	69

3	Compared with position before agreement came into force (and assuming no asbestos claims were paid in that year).

4	Excluded as receipts and payments by the AICF Group are not included in Free Cash Flow under US GAAP.

5	The above example ignores the Initial Payment which James Hardie will pay as this is a one-off payment.
336	The above table sets out the hypothetical consolidated operating cash flows based on the assumptions made in the example.

337	However, the value of a share is based on the present value of future cash flows. The capitalised earnings methods of valuation are widely used as a surrogate for the discounting (or present valuing of future cash flows). However, in the case of James Hardie the applicable accounting standards (quite wrongly in our view) require:
(a)	the results of the AICF Group to be included in James Hardie’s Consolidated Statement of Income; and

(b)	the provision for asbestos-related diseases to be booked on an undiscounted basis, ignoring the impact of future inflation and superimposed inflation.
338	The net result is that the use of consolidated reported earnings of James Hardie will produce a distorted and unreliable picture of the real value of James Hardie shares.

339	Thus, in our opinion, the value of James Hardie should be valued either by:
(a)	capitalising the earnings of the operating businesses (before consolidating the results of the AICF Group); or

(b)	capitalising or assessing the NPV of the operating business’ future net cash flows; and then

(c)	deducting the present value of the actuarial liability[89] and its net interest bearing liabilities (plus or minus any surplus assets).
340	It should also be noted that James Hardie’s annual contribution to the AICF is the lesser of the Annual Cash Flow Cap (ie initially 35% of the prior year’s Free Cash Flow) and the payment required to ensure that the AICF has a two year rolling cash “buffer” and one year’s contribution based on an annual actuarial assessment of expected claims over the next three years.

341	The actual payment by James Hardie to the AICF in each specific year can therefore not exceed the agreed cap, which is initially set at 35% of the prior year’s consolidated operating cash flow (except for the Initial Payment to the AICF).

342	Further, as indicated in the above table, the reduction in James Hardie’s operating cash flow compared with the operating cash flow before any asbestos-related payments or costs, is less than the agreed cap. This is because payments made by the AICF to claimants reduce James Hardie’s consolidated operating cash flow to which the cap is then applied (resulting in a lower payment by James Hardie to the AICF).

343	For example, when the prior year payment to AICF as a percentage of prior years consolidated operating cash flow after tax (before AICF payments) is 40%, the maximum payment to the AICF as a percentage of the prior years consolidated operating cash flow after tax (before AICF payments) is 21% as shown below:

[89]	Taking into account future claims inflation, superimposed inflation and the present value of future administrative costs to be incurred by the AICF Group.

Hypothetical example for demonstration purposes only

	Year 1	Year 2	Year 3
	A$m	A$m	A$m

Free Cash Flow before payment to the AICF	229	200	240
Payment to the AICF (if capped)	—	(80)	(42)

Free Cash flow after payment to the AICF	229	120	198

Payment to the AICF as a % of prior year Free
Cash Flow after payment to the AICF	n/a	35%	35%

Payment to the AICF as a % of current year’s
Free Cash Flow before payment to the AICF	nil	40%	17.5%

Payment to the AICF as a % of prior year’s Free
Cash Flow before payment to the AICF	n/a	35%	21%

n/a — not available.
344	However, it should be noted that, as payments to the AICF in any year are capped at no more than 35% of Free Cash Flow in the immediately preceding year it is possible for the payment to the AICF to significantly exceed 35% of the current year’s Free Cash flow as indicated above.

345	We also note that, as operating cash flow is after interest payments, future payments to the AICF can be reduced though debt funding returns to shareholders. This is because the higher debt level will result in higher interest payments and lower operating cash flow, which reduces the maximum (capped) payment to the AICF. For example, if James Hardie’s payments to the AICF were equal to the cap, any reduction in the cap (due to higher interest expenses) would also lower the level of the payment to the AICF. From James Hardie’s shareholders point of view, it is therefore in their interest to debt fund returns to shareholders (to the maximum extent possible). However, James Hardie’s ability to debt fund returns to shareholders may be impacted by the restrictions contained in the Final Funding Agreement and other commercial considerations.

346	Similarly, any payment by James Hardie in connection with other asbestos claims not covered by the Proposal will reduce Free Cash Flow in the year of the payment, which will also lower the size of the maximum payment to the AICF in the following year.
Impact on operating cash flow after capital expenditure
347	As Free Cash Flow is calculated before deducting capital expenditure it is not representative of the free cash flow available to repay debt and make distributions to shareholders.

348	While the total capital expenditure in recent years has exceeded management’s estimate of maintenance capital expenditure, the difference largely relates to capital expenditure on new (growth) projects. However, in our opinion, it is not appropriate to include growth capital expenditure when considering the impact of the Proposal on free cash flow (being operating cash flow less capital expenditure). This is largely because the higher operating cash flows from growth capital expenditure are unlikely to be reflected in the current year’s operating cash flow[90].

349	Due to the need to incur maintenance capital expenditure, it is important to note that the impact of the Proposal on free cash flow exceeds the effect on operating cash flows, as indicated using the same example used above:
Hypothetical example to demonstrate impact on cash flow after capital expenditure
(assuming AICF not consolidated)

	Position prior
	to entering
	Agreement	Year l	Year 2	Year 3
	US$m	US$m	US$m	US$m

Operating cash flow(1)	242	183	197	194
Maintenance capital expenditure(2)	(45)	(45)	(45)	(45)

Free cash flow	197	138	152	149

Reduction in operating cash flow(3)		24%	19%	20%

Reduction in free cash flow(3)		30%	23%	24%

Note:

1	Being operating cash flow from paragraph 335

2	Assuming maintenance capital expenditure is consistent with the depreciation expense in the year ended 31 March 2006.

3	Compared with the position before the Proposal came into force (and assuming no asbestos claims were paid in that year).

90 Nonetheless, shareholders should note that James Hardie intends to continue to grow the business, and therefore “growth” capital expenditure will still be incurred.

IX	Impact on financial position
Proposed provisioning for asbestos liabilities
350	James Hardie’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). Further, as James Hardie’s shares are not listed on any European stock exchange it is not required by the Dutch authorities to prepare financial statements in accordance with International Financial Reporting Standards (IFRS).

351	Statement of Financial Accounting Standard No. 5 (SFAS 5)[91] is the primary literature on US generally accepted accounting principles relating to loss contingencies. SFAS 5 requires a provision to be raised (and charged against the profit and loss account) if the estimated loss from a loss contingency is “probable” and can be “reasonably estimated”.

352	For a loss contingency to be “probable” the loss causing event must be “likely to occur”.

353	Financial Interpretation No. 14 (FIN 14) discusses the “reasonable estimation” concept under SFAS 5. FIN 14 states that if the information available indicates that the estimated amount of loss is within a range of amounts, the loss can be “reasonably estimated”.

354	As at 31 March 2006 James Hardie recognised a provision for asbestos liabilities (net of associated tax benefits) of US$715.6 million in its consolidated financial statements[92]. This was because at this point in time it was considered that the potential liability had met the US GAAP requirements of being probable and reasonably estimable.

355	Furthermore, even if the conditions to the Company’s funding obligations under the Final Funding Agreement are not fulfilled, James Hardie has determined that it is likely that it will make payments in respect of certain Australian claimants who were injured by asbestos products manufactured, mined or distributed by the Former James Hardie Companies.

356	As required by US GAAP the provision as at 31 March 2006 and 30 September 2006 was estimated on an undiscounted basis, excluding base (wage) inflation and superimposed inflation[93]. This therefore differs from KPMG’s discounted central estimate actuarial assessment of the liability (which is discounted and includes allowances for base (wage) inflation and superimposed inflation).

357	A reconciliation between KPMG’s actuarial assessment of the liability (which is discounted and includes allowances for base (wage) inflation and superimposed inflation) and the provision booked on 30 September 2006 is shown below:

[91]	Issued by the Financial Accounting Standards Board (FASB) in the US.

[92]	As at 30 September 2006 the provision has been increased to US$790.0 million.

[93]	Superimposed inflation is generally defined as the excess of the expected rate of claim cost inflation over base wage inflation.

Reconciliation between actuarial assessment and provision

	A$m(1)

PV of actuarial estimate of liability(2)		1,555
Impact of discounting (added back)		1,614

Total projected cash flows with inflation allowance (undiscounted)		3,169
Less: impact of inflation allowance		(1,727)

Actuarial estimate of total projected cash flows in current dollars(3)		1,442
Allowance for administrative and other operating costs of AICF(3)		68
Additional reserve for insurance / other recoveries		31

Accounting liability		1,541
Less: existing net assets of AICF(4)		(33)

Provision before tax benefit		1,508
Tax benefit at 30%		(452)

Provision net of tax benefit		1,056
AUD:USD exchange rate adopted		0.7482

USD provision net of tax benefit	US$	790.0m

Note:

1	These actuarial estimates and provisions reflect the anticipated cost savings resulting from implementation of procedural reforms resulting from the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 in NSW.

2	Central estimate.

3	Undiscounted excluding the impact of future inflation.

4	As estimated at the time the provision was assessed.
358	James Hardie have advised us that the US Securities and Exchange Commission’s (SEC) position is that it is inappropriate to discount future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable. This view is consistent with the SEC’s views expressed in “FASB Emerging Issues Task Force (EITF) Issue No. 93-5: Accounting for Environmental Liabilities” which specifically addresses the circumstances in which discounting of an environment liability will be acceptable. Paragraph 5 quotes the SEC Observer as stating the SEC staffs position has been that:

“Discounting of environmental liabilities to reflect the time value of money is appropriate only if the aggregate amount of the obligation and the amount and filing of the cash payments are fixed or reliably determinable.”

359	Not discounting the future liability for asbestos claims also has the advantage of reducing future profit volatility. This is because future charges to the Consolidated Statement of Income (or profit and loss account) in connection with asbestos claims will reflect:

(a)	future asbestos payments to claimants and associated expenses to the extent that these exceed the amount already provided for

(b)	movements in the necessary asbestos provision (as actuarial estimates of the total liability are updated)

(c)	movements in the asbestos provision due to changes in the AUD:USD exchange rate

(d)	movements in the level of future internal claims administration costs and the operating expenses of the Liable Entities or the AICF (to the extent that such costs are not provided for).
360	In contrast, if the provision is discounted the reported amount of the provision will also depend on the movement in the discount rate used (which is a function of interest rates, but is also subjective). For example, if the provision is discounted:
(a)	higher interest rates would reduce the present value of the provision, resulting in a credit to the Consolidated Statement of Income; and

(b)	lower interest rates would increase the present value of the liability, resulting in a charge to the Consolidated Statement of Income.
361	Furthermore, if the provision is discounted then each subsequent year there will be a charge to the Consolidated Statement of Income reflecting the “amortisation” or unwinding of the discount. This amortisation will be greater in early years and lower in later years (subject to movements in the discount rate).

362	As stated above, allowance for future base (wage) inflation and superimposed inflation will not be reflected in the provision for future asbestos liabilities raised in James Hardie’s financial statements.

363	While the size of the provision will be based on actual (historical) claims experience, future base (wage) inflation will therefore not be reflected in the provision for asbestos liabilities. However, when the level of the provision is reassessed (expected to be annually) allowance for historical (but not future) inflation (and claims experience) during the intervening period up to the date of assessment will be reflected in the provision.

364	Superimposed inflation (which is generally defined as the excess of the expected rate of future claim cost inflation over base (wage) inflation) will not be reflected in the provision for reporting purposes as it cannot be “reasonably estimated” as required by SFAS 5.

365	This is because total claim cost inflation and superimposed inflation will be affected by, for example, the following factors which are inherently uncertain and outside the control of James Hardie:

(a)	Judicial Behaviour - For example, changes in judicial decisions, awards being granted at rates in excess of base (wage) inflation, more generous awards being granted or a trend towards upper bounds on awards

(b)	Societal Changes - For example, increased retirement age leading to increased loss of earnings awards, extension of awards in existing heads of damage such as extra services being included in awards causing on overall upward trend of claims costs, higher average claim sizes, and extension of various heads of damage into States where they were not previously compensable

(c)	Development of Medical Treatments - For example, new treatments costing more than existing treatments, increased utilisation of existing equipment, treatments or trial drugs within awards, ancillary treatments being allowed, higher medical charge-out rates, development of new medical treatments, and changes in medical techniques and technology

(d)	“Pure” Superimposed Inflation - For example, increases in levels of legal costs over wage inflation, and rates of increase of medical treatment and care costs which tend to run in excess of wage inflation

(e)	Mix of Claimants - For example, changes in mix of claimants by age, socioeconomic group, occupation, or State of claim (eg NSW, Victoria etc), increases in incidence rates of large claim awards, changes in the severity of diseases (particularly asbestosis) and changes in the basis of compensation of lung cancer in the case of individuals who have smoked

(f)	Cosharing - for example, increases in the share of overall award attributed to one company, fewer solvent defendant companies, increased awareness of a defendant’s profile, and reductions in the rate of claims denied.
366	However, as the provision will be based on actual claims experience, future provisions will reflect the level of historical base wage inflation and historical superimposed inflation (and other factors) during the intervening period. As a result future increases in the provision (and thus charges to the Consolidated Statement of Income) can be expected.
Pro-forma financial position if the Proposal is approved
367	US GAAP requires that the asbestos provision be presented in the consolidated financial statements as a single net figure until the conditions precedent to the Final Funding Agreement were fulfilled.

368	However, if the Final Funding Agreement becomes effective James Hardie will be required to present separately the elements of the provision in its consolidated financial statements.

369	Consequently, we set out below:
(a)	the actual consolidated balance sheet of James Hardie as at 31 March 2006 (as set out in James Hardie’s 2006 Annual Report)

(b)	a pro-forma consolidated balance sheet of James Hardie as at 31 March 2006[94] if the Final Funding Agreement becomes effective:
Actual and pro-forma balance sheet

	31-Mar-06			31-Mar-06
	Actual	Adjustments		Pro-forma
	US$m	US$m		US$m

Current assets
Cash	315.1	(137.9	)(1)	177.2
Restricted cash — held in SPF	—	162.6	(2)	162.6
Receivables	153.2	—		153.2
Inventories	124.0	—		124.0
Prepaid expenses and other current assets	33.8	—		33.8
Insurance receivable — asbestos	—	9.6		9.6
Deferred tax assets	30.7	11.3		42.0

Total current assets	656.8	45.6		702.4

Non-current assets
Long term receivables and other assets	—	—		—
Property, plant and equipment	775.6	—		775.6
Intangibles	—	—		—
Prepaid pensions	8.2	—		8.2
Insurance receivable — asbestos	—	233.7		233.7
Deferred tax assets	4.8	127.3		132.1

Total non-current assets	788.6	361.0		1,149.6

Total assets	1,445.4	406.6		1,852.0

Current liabilities
Payables	117.8	—		117.8
Current portion of long term debt	121.7	—		121.7
Short term debt	181.0	—		181.0
Accrued payroll and employee benefits	46.3	—		46.3
Accrued product warranties	11.4	—		11.4
Income taxes payable	24.5	—		24.5
Current portion of asbestos liability	—	61.4		61.4
Other liabilities	3.3	—		3.3

Total current liabilities	506.0	61.4		567.4

Non-current liabilities
Long term debt	—	—		—
Deferred income taxes	79.8	—		79.8
Accrued product warranties	4.1	—		4.1

[94]	The pro-forma financial position as at 30 September 2006 has not been prepared. However, the pro-forma financial position does reflect the latest actuarial valuation of the asbestos liability as at 30 September 2006.

Actual and pro-forma balance sheet

	31-Mar-06		31-Mar-06
	Actual	Adjustments	Pro-forma
	US$m	US$m	US$m

Non-current portion of asbestos liabilities	715.6	619.6	1,335.2
Other liabilities	45.0	—	45.0

Total non-current liabilities	844.5	619.6	1,464.1

Total liabilities	1,350.5	681.0	2,031.5

Shareholders’ equity
Common stock	253.2	—	253.2
Additional paid-in capital	158.8	—	158.8
Retained earnings (losses)	(288.3)	(274.4)	562.7
Employee loans	(0.4)	—	(0.4)
Accumulated other comprehensive loss	(28.4)	—	(28.4)

Shareholders’ equity	94.9	(274.4)	(179.5)

Note:

1	Represents the initial cash funding to be transferred to AICF by James Hardie.

2	Initial cash funding to be transferred to AICF by James Hardie (US$137.9 million) plus cash held by AICF (US$24.7 million).
370	As stated above the pro-forma financial position as at 31 March 2006 has been adjusted to reflect the actuarial valuation of the asbestos liability as at 30 September 2006. The separate elements of the provision recognised as at 30 September 2006 (shown above), which reconciles to the net provision of US$790.0 million previously shown in James Hardie’s financial statements, is shown below:

		Non-
	Current	current	Total
	US$m	US$m	US$m

Asbestos provision (gross)	61.4	1,335.2	1,396.6
Insurance receivables — asbestos	(9.6)	(233.7)	(243.3)
Net assets held by AICF	(24.7)	—	(24.7)

Pre-tax provision on a net basis			1,128.6
Future income tax benefit at 30%			(338.6)

Net provision as reported as at 30/9/06			790.0

371	As indicated above cash and other assets of the AICF are restricted in that they can only be used to fund and administer payments to future asbestos claimants against the Former James Hardie Companies for Australian asbestos-related diseases (and similar claims with respect to Marlew).

372	It should also be noted that the future income tax benefit (FITB) recognised in the balance sheet in connection with the asbestos provisions:
(a)	is not recorded at its present value; and

(b)	is subject to what is, in substance, a recoverable amount / virtual certainty test, as US Accounting Standard FAS 109 “Accounting for Income Taxes” requires the FITB to be recorded at the amount that is more likely than not (being a likelihood of more than 50%) to be realised. However, based on information currently available, James Hardie believe that no valuation allowance is necessary.
373	While James Hardie’s net assets are negative US$179.5 million on a pro-forma basis, it should be noted that under the Proposal James Hardie’s liability to make payments to the AICF in connection with the asbestos liabilities of the Former James Hardie Companies is not immediately due and payable.

374	Rather, under the Proposal the annual payment by James Hardie to the AICF in connection with asbestos liabilities is capped at no more than 35% of the Free Cash Flow[95]. As a result James Hardie should be able to pay its liabilities to the AICF as they fall due.

375	However, James Hardie shareholders should note that:
(a)	the actual payments to asbestos claimants and associated costs will over time exceed the provision recorded in the consolidated balance sheet unless there is a reduction in the level of expected claims and their cost. This is because future inflation and future superimposed inflation (which is not reflected in the provision initially recognised in James Hardie’s financial statements) will increase the cost of future payments

(b)	the actual payments to asbestos claimants and associated costs may materially differ from the actuarial assessments

(c)	it is not possible to accurately predict the level of such future payments and costs, as this largely depends on (for example) the number of claims, costs per claim, inflation rates, future legal and administration costs, settlement rates, the sharing of liability amongst defendants and medical breakthroughs etc, all of which are subject to a high level of uncertainty.
376	Thus, it is likely that in future years there will be further adjustments (possibly each year) to James Hardie’s future Consolidated Statements of Income, reflecting revisions to the actuarial liability (and therefore provision) even though James Hardie will have recognised the provision on an undiscounted basis in its 2006 accounts.

[95]	Free Cash Flow is the net cash flow provided by operating activities of the James Hardie Group as calculated in accordance with US GAAP in force on 21 December 2004 (adjusted for the minority interest share of profit or loss). While the AICF will form part of the James Hardie Consolidated Group for US GAAP purposes, the receipts and payments of the AICF Group will not be included in Free Cash Flow because the use of the assets of the AICF are restricted. In contrast payments by James Hardie to the AICF will represent an operating cash outflow as they relate to the use of unrestricted cash. Free Cash Flow is therefore after interest, changes in working capital, taxes paid, minority interest share of profit or loss and payments made by James Hardie to the AICF.

Comparison with market value
377	Nonetheless, it is important to note that the provision, net of insurance recoveries and any associated tax benefit, for financial reporting purposes in James Hardie’s accounts will be different (and most likely materially different) from the market value of the net liability from both AICF’s and James Hardie’s perspective.

378	This is because of the fact that the market value of the liability from the AICF’s perspective should be determined using the best estimate of the future expected liabilities, including allowance for inflation and superimposed inflation, discounted using a nominal discount rate.

379	In contrast the financial statements of James Hardie show an undiscounted liability (excluding inflation and superimposed inflation), which will be subject to annual revision (also on an undiscounted basis).

380	However, if the Proposal is approved by shareholders (and all conditions precedent are met), the real economic impact on James Hardie will differ from both the reported financial impact and the actuarial estimate of the liability from the perspective of James Hardie due to the impact of the cash flow cap. In essence, this is because the economic impact on James Hardie in each year is limited by the cash flow cap formula, and thus differs at least in present value terms (and possibly in total terms) depending on the movement in the assessed exposure, its present value (largely a function of interest rates) and movements in the AUD:USD exchange rates.

381	These differences in financial terms are summarised below:
Liability excluding AICF operating expenses, tax benefits and existing assets of the AICF Group

As at 30 September 2006	A$m(2)

Present value of actuarial estimate of liability(1)	1,554.8
LEA estimate of present value of pre tax asbestos liability under the Proposal(3):
At 6.5% per annum	1,450.1
At 7.0% per annum	1,395.0
At 7.5% per annum	1,343.7
At 8.0% per annum	1,295.9

Note:

1	Central estimate reflecting the anticipated cost savings resulting from implementation of procedural reforms resulting from the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 in NSW.

2	Before taking into account AICF operating expenses, tax benefits and the existing assets of the AICF Group (consistent with the actuarial assessment).

3	For the purposes of working out the PV of the liability under the Proposal the impact of the cap is reflected in the discount rate only. That is, the cash flows assume that the cap does not apply.

Impact on dividends and share buy-back capability
382	As JHINV is a Dutch company, it is subject to Dutch corporate law and required to prepare its parent company accounts under Dutch GAAP. Dutch law allows a company to pay a dividend provided it has adequate distributable reserves (retained earnings). The amount of distributable reserves is calculated in the parent company accounts based on Dutch GAAP.

383	The amount of distributable reserves recorded in the JHINV parent company accounts may be adversely affected (ie reduced) if JHINV had to write down the carrying value of an investment in one of its subsidiary companies.

384	Dutch GAAP requires JHINV to record such a write down only to the extent that it may be required to fund the losses of the Performing Subsidiary under the JHINV Guarantee. If the Performing Subsidiary (or another company within the James Hardie Group) can fund such losses, the parent company is not required to record a write down in its investment in the Performing Subsidiary.

385	Provided that the fibre cement businesses operating in other subsidiaries within the James Hardie Group will provide the Performing Subsidiary with sufficient cash flow such that there is no call on JHINV for additional funds in order to make the required asbestos payments to the AICF, there will be no adverse impact on the distributable reserves of JHINV.

386	James Hardie does not expect that the calculation of its distributable reserves under Dutch GAAP will be adversely affected by the Proposal.

387	Under the Final Funding Agreement there is no restriction placed on James Hardie’s ability to undertake certain reorganisations, distributions or other transactions provided either the reorganisation distribution or other transaction does not:
(a)	materially and adversely affect the priority of payments between AICF and James Hardie’s shareholders to a notional surplus which would arise after payments to lenders and other creditors having a right of priority over the AICF; or

(b)	materially impair the legal or financial capacity of James Hardie to meet its obligations under the Final Funding Agreement.
388	Further, even if both of the above conditions are not met the terms of the Final Funding Agreement specifically allow James Hardie to:
(a)	pay dividends provided the amount of the dividend paid or provided for in any two consecutive financial years does not exceed 75% of James Hardie’s average Net Income for the two financial years prior to the financial year in which the dividend is paid or provided

(b)	undertake capital reductions, share buy-backs and other capital management transactions provided James Hardie shares are listed and the number of shares bought back or cancelled (when added to the number bought back or cancelled at any time during the previous 36 months) does not exceed 15% of James Hardie’s Market Capitalisation

(c)	undertake any capital reduction, share buy-back or other capital management transaction where the aggregate amount returned to security holders in Capital Management transactions does not exceed the amount of new capital raised since the execution of the Final Funding Agreement subject to certain adjustments.
389	James Hardie can also undertake:
(a)	any transaction which is exempt from the above restrictions (refer paragraph 94), including any transaction or dealing where the number determined by the Valuation Ratio (refer Appendix C) is greater than or equal to 2.75[96]

(b)	any transaction which is not exempt where it considers that there is no breach of the restrictions

(c)	any transactions which would otherwise breach the restrictions, where the NSW Government consents.
Pro-forma financial position under IFRS
390	As stated above, James Hardie’s financial statements are required to be prepared in accordance with US GAAP not under IFRS.

391	Nonetheless, due to the material difference between US GAAP and IFRS in relation to loss provisioning and the fact that the AICF will need to prepare accounts in accordance with Australian GAAP (which, with some exceptions, basically require compliance with IFRS), in our opinion, shareholders should be aware of the approach taken under Australian GAAP and under IFRS.

392	In summary, the position under Australian GAAP and IFRS is:
(a)	similar to USA financial reporting requirements the AICF would normally be consolidated for James Hardie reporting purposes

(b)	however, under Australian GAAP, the AICF accounts may not have to be consolidated (subject to ASIC and AASB approval) provided they were published together with the accounts of the rest of the James Hardie Group. Alternatively, supplementary accounts could accompany the statutory

[96]	Based on a James Hardie share price of $8, an actuarial liability of A$1,554.8 million and the net assets of the AICF and Former James Hardie Companies as at 30 September 2006, the Valuation Ratio is around 3.4.

accounts showing the real exposure and real cost to the James Hardie Group

(c)	IFRS standards (but not Australia’s version) also permit the presentation of accounts if that presentation produced a more realistic “true and fair view”

(d)	with respect to loss provisioning under IFRS, International Accounting Standard IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” is the authoritative literature[97]

(e)	IAS 37 requires that the amount recognised as a provision should be the best estimate of the expenditure required to settle the present obligation, being the amount that the enterprise would rationally pay to settle the obligation at the balance sheet date or to transfer it to a third party at that time. As a result IAS 37 requires that the provision be discounted (if the effect of the time value of money is material) using a pre-tax discount rate that reflects “current market assessments of the time value of money and those risks specific to the liability that have not been reflected in the best estimate of the expenditure ”

(f)	as at 30 September 2006 KPMG assessed the (discounted) actuarial estimate of future asbestos liabilities at A$1,554.8 million[98]. In contrast the undiscounted liability (excluding inflation and superimposed inflation) based on the sum of KPMG’s most likely future payments was A$1,442.3 million104.
393	Furthermore, the reported results of the James Hardie Group (which are able to be separated from the AICF under Australian GAAP and IFRS as discussed above) would show the real impact of the asbestos-related expenses on the rest of the Group (ie the effect of present value, future claims inflation, but subject to the Annual Cash Flow Cap).
Comparison with provision raised by CSR
394	CSR Limited (CSR) and/or certain subsidiaries were previously involved in mining asbestos and manufacturing and marketing products containing asbestos in Australia and the exporting of asbestos to the US.

395	As a result of these activities CSR has been named as a defendant in litigation in Australia and in the United States and has raised a provision in its financial statements for asbestos-related liabilities.

[97]	AASB 1037 on “Provisions, Contingent Liabilities and Contingent Assets”, issued by the Australian Accounting Standards Board, contains similar requirements.

[98]	Estimate reflects the anticipated cost savings resulting form implementation of procedural reforms resulting from the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 in NSW.

396	As at 31 March 2006 CSR’s provision for asbestos-related liabilities was A$365.8 million, which the company expects to be sufficient to cover all known and probable future claims (but not necessarily claims which cannot presently be reliably measured). The provision was increased by A$54 million in the year ended 31 March 2006.

397	CSR’s provision is therefore substantially lower than KPMG’s central estimate of James Hardie’s liability for asbestos-related diseases, which as at 30 September 2006 was estimated at A$1,554.8 million on a discounted basis[99].

398	CSR’s much lower provision for asbestos-related liabilities stems from the fact that:
(a)	most of CSR’s asbestos-related liabilities result from operations in the West Australian town of Wittenoom, where CSR mined blue asbestos between 1943 and 1966100. In contrast Marlew was involved in asbestos mining between 1944 and 1976 (although Marlew’s mine at Baryulgil in New South Wales was substantially smaller than CSR’s)

(b)	CSR’s remaining asbestos exposures largely relate to:
(i)	an insulation and contracting joint venture that CSR operated with the Former James Hardie Group between 1964 and 1974

(ii)	Wunderlich Limited, which was involved in making asbestos cement sheeting up until 1977 (at which time the business was acquired by James Hardie)101
(c)	the Former James Hardie Group was a much larger manufacturer of asbestos products than CSR in Australia

(d)	while CSR is believed to have stopped manufacturing asbestos products in 1977 (through its interest in Wunderlich Limited), the Former James Hardie Group did not cease manufacturing some types of asbestos products until 1987.

[99]	This estimate reflects the anticipated cost savings resulting from implementation of procedural reforms resulting from the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 in NSW.

100	Source: Australian Associated Press Pty Ltd “CSR distances itself from James Hardie asbestos controversy”, 15 July 2004.

101	Source: James Hardie Annual Reports in 1977 and 1978.

X	Impact on share market rating

399	Subsequent to the 2001 restructure, the price of James Hardie shares trended steadily upward to a closing high of A$7.78 on 22 October 2003, before falling due to uncertainty and adverse publicity linked to the asbestos liabilities of the Former James Hardie Companies.

400	Investors returned to the stock from around 16 August 2004 on the basis that the negative news had been (largely) factored into the share price. The share price increased sharply from 16 May 2005 on the back of a positive profit release for the year ended 31 March 2005 but retreated due to a correction in the Australian equity markets over May to June 2006, and concerns regarding the US housing market. However, from mid-September 2006 the share price increased as shown below:
James Hardie Industries
Share Price History: Daily from 15 October 2001 to 17 November 2006
401	On 30 October 2003, the chairman of the Medical Research Compensation Foundation (MRCF), Sir Llew Edwards, announced that the MRCF may not have sufficient funds to meet future claims and that it was investigating “a range of legal options involving James Hardie or related entities” to ensure future claims could be met.

402	Share market uncertainty about the magnitude of future asbestos disease related claims against James Hardie’s former subsidiaries and the extent of James Hardie’s exposure have weighed heavily upon its share price performance since the announcement.

403	The following graph depicts the return to James Hardie shareholders (after making allowance for the reinvestment of dividends) over the period 22 October 2003 to 17 November 2006. Included within the graph are the share price performances of James Hardie’s competitors102 and the All Ordinaries Accumulation Index over the same period.
Note:

1	CSR Limited is a major Australian diversified group of companies with three principle businesses, CSR Building Products, Aluminium and CSR Sugar. The company has operations in Australia, New Zealand and Asia.

2	Boral Limited provides building and construction materials in Australia, United States and Asia.

3	Fletcher Building Limited is a building materials manufacturer and distributor with operations in concrete, steel, plasterboard, panel products, aluminium extrusion and residential and commercial construction.

4	Rinker Group Limited is company focussed on the provision of heavy building materials and is comprised of Rinker Materials Corporation in the United States and Readymix in Australia and China.

102 Including the reinvestment of dividends.

404	Over the period 22 October 2003 to 17 November 2006, James Hardie shareholders generated a total return on their investment of some 13%, whilst the same investment in Boral, CSR, Fletcher or Rinker would have returned gains of 47%, 82%, 169% and 212% respectively. James Hardie also significantly underperformed the overall market, with the All Ordinaries Accumulation Index increasing 81% over the period 22 October 2003 to 17 November 2006.

405	However, market sentiment towards James Hardie has shifted on occasion and the following dissection of the trading period into three discrete segments provides a more meaningful analysis of those shifts.
22 October 2003 to 16 August 2004
406	This period depicts the downward movement in the share price of James Hardie from the high reached on 22 October 2003 of A$7.78 to the closing low of A$5.02 on 16 August 2004. Over the period, the return from holding James Hardie shares was negative 35%103.
Accumulated Returns: 22 October 2003 to 16 August 2004
407	The MRCF announcement regarding a possible shortfall in funding on 30 October 2003 acted as the catalyst for the shift in market sentiment towards James Hardie. This was followed by the announcement by the NSW Government on 25 February 2004 that it would undertake a Special Commission of Inquiry into the formation of the MRCF. The share price of CSR, another former producer of asbestos-related products, was also impacted by the market’s concerns regarding asbestos liabilities in the period up until May 2004.

103	Including the reinvestment of dividends.

7 May 2004 to 16 August 2004
408	The most significant period of divergence between the performance of James Hardie shares, their competitors and the overall market occurred from 7 May 2004 to 16 August 2004. Over this period an investment in James Hardie shares would have returned a loss of some 26%104.
Accumulated Returns: 7 May 2004 to 16 August 2004
409	The period was impacted, firstly, by the 13 May 2004 release of James Hardie’s full year results for the year ended 31 March 2004. While net profit increased some 50% this failed to meet market expectations. Furthermore, the company declared that they would await the outcome of the MRCF Inquiry before making future capital management decisions. The market, which had anticipated the announcement of a special dividend or capital return, was disappointed. The lack of capital management initiatives contributed to the market’s uncertainty regarding the company’s level of exposure to asbestos-related liabilities.

410	The second significant event occurred on 7 June 2004 when KPMG Actuaries released their actuarial assessment of the future liabilities of the MRCF to be some A$1.5 billion. The revised assessment represented an increase of approximately A$500 million upon previous estimates and sent James Hardie shares sliding 11%.

411	From 16 June 2004 to 21 July 2004 James Hardie shares rebounded on the back of a broker upgrade. However the shares declined further after 21 July 2004 when allegations regarding, inter alia, breaches of the Corporations Act and misleading and deceptive behaviour received extensive media coverage. The stock price fell a further 6% on 29 July 2004, when the special counsel assisting the NSW Commission of Inquiry, Mr John Sheahan QC stated that James Hardie could face up to A$2.24 billion in future personal injury asbestos claims.

104	Including the reinvestment of dividends.

412	13 August 2004 marked the final day of the Special Commission of Inquiry into the MRCF and confirmation that James Hardie was prepared to recommend to shareholders the funding of an appropriate NSW statutory scheme to ensure compensation for asbestos injuries claimants against its former subsidiary companies. In total James Hardie’s market capitalisation fell by A$844 million during the period 30 October 2003 (the date the MRCF announced a possible funding shortfall) to 13 August 2004.
16 August 2004 to 17 November 2006
413	Following the appointment of Ms Hellicar as Chairman (11 August 2004), the conclusion of the Special Commission of Inquiry (13 August 2004) and the confirmation of James Hardie’s proposed funding announcement (13 August 2004), investors began acquiring the stock on the basis that the negative news had been (largely) factored into the share price. Over the period 16 August 2004 to 17 November 2006 an investment in James Hardie shares would have increased in value by approximately 74%105.
Accumulated Returns: 16 August 2004 to 17 November 2006
414	The Special Commission’s Report on the establishment of the MRCF was released to the market on 21 September 2004 with Commissioner David Jackson finding that the Company had only a moral rather than a legal obligation to provide compensation. James Hardie shares increased 3.8% on the day of the Report’s release and continued to outperform until late November 2004.

415	The shares fell sharply on 22 November 2004 when the company announced that its 2005 half year profit fell 9% due to legal costs and higher costs at its US fibre cement business. James Hardie also announced a deferral of the interim dividend until it was in a position to better assess the potential financial impact of the likely outcome of the

105	Including the reinvestment of dividends.

proposed funding arrangement. This again created an element of uncertainty as to James Hardie’s potential exposure to asbestos liabilities. The profit release coincided with the release of a further KPMG actuarial assessment. The assessed liability remained relatively steady, decreasing by A$37 million.

416	The profit downgrade was followed by news that the MRCF may need to be placed into liquidation due to a shortfall of funds. However, on 2 December 2004, following the granting of the indemnity by James Hardie to the directors of ABN 60, ABN60 made a payment of A$88 million to the MRCF under its Deed of Covenant and Indemnity. The funds helped keep the MRCF solvent in the short term.

417	However, James Hardie share price increased from around 8 December 2004 when James Hardie announced that the Australian Council of Trade Unions, Unions NSW and asbestos support groups had agreed in principle to the capping of how much James Hardie would pay in asbestos compensation in any given year so that the Company could afford the payments and still grow its business.

418	On 21 December 2004 James Hardie announced that it had signed a Heads of Agreement with the ACTU, Unions NSW, asbestos support groups and the NSW Government to provide long term funding to asbestos-related personal injury claims against the Former James Hardie Companies. James Hardie’s share price increased 6.1% on that day.

419	However, since December 2004 the James Hardie share price has been impacted by:
(a)	the release on 14 February 2005 of its results for the nine months ended 31 December 2004, in which it posted a 20% decline in net profit in Australian dollars

(b)	market concerns regarding James Hardie’s asbestos liabilities at the Baryugil mine and the company’s subsequent announcement on 15 April 2005 that the coverage of the AICF would be extended to permit members of the Baryulgil community to receive compensation funding from the AICF

(c)	falls in world equity markets in April 2005 (which subsequently recovered in late May and in June 2005)

(d)	a positive profit release on 16 May 2005 stating the company had experienced a 48% lift in fourth quarter operating net profit on the previous corresponding period

(e)	an Article published in The Australian on 17 May 2005, which suggested that James Hardie had growing asbestos exposures in the United States

(f)	the announcement on 17 June 2005 that James Hardie had successfully arranged new unsecured debt facilities

(g)	the sale of James Hardie’s Chilean business, announced on 11 July 2005

(h)	the release on 19 August 2005 of its first quarter trading results, in which the Company posted a 54% increase in operating profit

(i)	the release of half year results on 11 October 2005 in which the Company reported a 69% increase in net profit after tax

(j)	the signing of the Final Funding Agreement on 1 December 2005 (which was well received by the market and resulted in the share price increasing some 5.8% in a falling market)

(k)	the release of third quarter results on 27 February 2006 in which the company posted a 43% increase in operating profit

(l)	the announcement on 20 March 2006 that James Hardie had received verbal advice that the ATO will issue an amended assessment to one of James Hardie’s subsidiaries in relation to the calculation of net capital gains arising from corporate restructuring in 1998. The amount of the amended tax assessment is for A$378.0 million plus general interest charges (unspecified) (of which A$ 189.0 million has subsequently been paid in order to appeal the assessment)

(m)	the announcement on 22 March 2006 that James Hardie had received an amended assessment from the ATO in relation to the Company’s calculation of net capital gains referred to in (1) above. The amended assessment was for a total of A$412 million

(n)	the announcement on 18 April 2006 that the Company had ceased its market development initiatives for Artisan roofing and closed its roofing pilot plant in Fontana, California

(o)	the release of the fourth quarter and full year results for the 2006 financial year on 15 May 2006 in which the Company posted a 40% increase in fourth quarter profits and a 63% increase in full year operating before profits (both before recognising an asbestos provision)

(p)	a correction in the Australian equity markets from approximately mid-May 2006.

(q)	concerns regarding the US housing market

(r)	the release of the first quarter result for the 2007 financial year on 17 August 2006 in which the Company posted a 12% increase in operating profit compared to the same quarter last year

(s)	the announcement on 9 November 2006 that James Hardie received positive ATO rulings for the proposed Asbestos Funding Agreement

(t)	the release of KPMG’s actuarial report on 13 November 2006 which showed that the net present value of the former James Hardie companies’ asbestos liabilities (allowing for cost savings from the DDT Act 2005 in NSW) increased by around A$38 million.

XI	Alternatives considered by James Hardie’s Board

420	Before deciding to recommend that shareholders approve the Proposal, the Board of James Hardie has followed a rigorous due process, which included the detailed consideration of other alternative courses of action, an analysis of their likely financial and other consequences, and a detailed analysis of their advantages, disadvantages and risks before concluding that the Proposal represents the most attractive alternative available to James Hardie and its shareholders.
Criteria used by James Hardie’s Board to assess alternatives
421	The Directors of James Hardie evaluated each option against a number of criteria, including:
(a)	ability to respond to the estimated funding shortfall in relation to the asbestos-related liabilities of the Former James Hardie Companies in a manner which was consistent with current investor and Australian community expectations

(b)	ability to maximise and protect shareholder value

(c)	ability to deliver a sustainable and affordable funding proposal that would allow James Hardie to fund and grow its business

(d)	certainty of execution; and

(e)	the implementation timeframe.
Alternatives considered
422	In deciding how best to respond to the estimated future funding shortfall in relation to the asbestos-related liabilities of the Former James Hardie Companies, the Directors of James Hardie considered a broad range of options. The options considered fell into three broad categories:
(a)	options which did not necessarily involve contributing additional funding with respect to the Former James Hardie Companies

(b)	non-intervention options where James Hardie would wait for its liability position to be resolved, whether through litigation, legislative intervention or other means

(c)	options to contribute additional funding for the benefit of claimants.

423	The Directors concluded that options which did not involve the contribution of additional funding were unlikely to address the expected under funding of the asbestos-related liabilities of the Former James Hardie Companies, and until this issue was resolved, the business and operation of the James Hardie Group would be subject to the risks outlined in paragraphs 42 to 45.

424	Options involving the contribution of additional funding were therefore preferred over other options. Consequently, consideration was given to the three main options:
(a)	a private scheme based on the establishment of a new trust or a “public” scheme of arrangement endorsed by relevant governments, unions and groups representing the interests of claimants

(b)	a lump sum payment for the benefit of claimants

(c)	James Hardie acquiring the Former James Companies.
The Proposal
425	On 14 July 2004, James Hardie issued a statement, as part of its submission to the Jackson Commission, announcing that it would recommend that its shareholders approve the provision of additional funding to enable an effective statutory scheme to compensate relevant claimants against the Former James Hardie Companies.

426	Following the outcome of the Jackson Commission and the statement by the NSW Government that a scheme would not be acceptable to it, the Directors of James Hardie adopted the option of a negotiated settlement with the NSW Government, the ACTU, Unions NSW and a representative of Asbestos Disease Groups.

427	This negotiated settlement forms the basis of the Proposal.
Lump sum payment option
428	Making a lump sum or a series of fixed payments in full and final settlement of the asbestos liabilities of the Former James Hardie Companies may have provided more certainty for James Hardie shareholders. This is because any arrangement would be “in full and final settlement” and would not increase should actuarial estimates of the Former James Hardie Companies asbestos liabilities increase.

429	However, because of the inherent uncertainty associated with the Former James Hardie Companies liabilities for Australian asbestos-related personal injury claims, we are instructed that the other parties to the negotiations were unlikely to accept either a cap on James Hardie’s total liability or a lump sum settlement on terms acceptable to James Hardie.

Conclusion
430	The Directors of James Hardie believe that on balance the benefits expected to be derived by James Hardie from the implementation of the Proposal outweigh the expected disadvantages and risks of the Proposal, and that the Proposal represents the best option available of those identified at this time to respond to the asbestos-related issues facing James Hardie. We concur with this view.

XII Other matters
Australian Securities and Investments Commission investigation
431	The Australian Securities and Investments Commission (ASIC) has announced that it is conducting an investigation into the events examined by the Special Commission of Inquiry into the establishment of the MRCF. ASIC has served notices to produce relevant documents on the James Hardie Group, various directors and officers of the James Hardie Group and on certain of its advisers and auditors at the time of the separation of ABN60, Amaca and Amaba from the Group and the 2001 restructure (which involved, inter alia, shareholders exchanging their shares in James Hardie Industries Limited for shares in James Hardie).

432	To date, ASIC has announced that it is investigating various matters, but it has not specified the particulars of alleged contraventions under investigation, nor has it announced that it has reached any conclusion that any person or entity has contravened any relevant law.

433	To assist ASIC’s investigation, the Federal Government has enacted legislation to abrogate the legal professional privilege which would otherwise have attached to certain documents relevant to matters under investigation or to any future proceedings to be taken. The legislation is set out in the James Hardie (Investigations and Proceedings) Act 2004.

434	The Company may incur costs of current or former officers of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the James Hardie Group to those persons.

435	James Hardie, ABN 60, Amaca, Amaba and their respective current and former officers, employees, advisers and agents have been released from any “civil liability” arising from “Relevant Matters”, although the operation of the releases against corporate persons can be suspended in certain circumstances (for instance, if the Proposal is not implemented). For further details of the releases of civil liability under the Proposal, refer to Section II of this report. However, criminal proceedings may still be brought by ASIC against all of the parties listed above.

436	Nonetheless, in our view, this investigation should be considered a separate matter and should not influence shareholders’ decision whether or not to approve the terms of the Proposal.

XIII Evaluation of Proposal
Summary of opinion
437	In our opinion the Proposal (which if approved will result in James Hardie providing long term funding for Australian asbestos-related personal injury claims against the Former James Hardie Companies) is “in the best interests” of James Hardie and its enterprise as a whole.

438	We have formed this view because, in our opinion, James Hardie shareholders and the Company will be better off if the Proposal is approved by shareholders compared to their position if it is not approved.
Advantages
439	In our opinion, James Hardie shareholders and the Company will be better off by approving the Proposal because:
(a)	if the Proposal is approved, James Hardie’s annual payments to the AICF will be capped at no more than 35% (referred to as the Annual Cash Flow Cap (ACFC)) of the immediately preceding years Free Cash Flow106 107.

In fact, James Hardie shareholders may benefit from having the cap with respect to the first Annual Payment to the AICF on 1 July 2007. This is because James Hardie has recently had to make a tax payment of A$189 million to the Australian Taxation Office in order to appeal a tax assessment. If James Hardie is not successful in having this tax payment returned in the current financial year, this tax payment will lower Free Cash Flow in FY07 and may result in James Hardie’s payment to the AICF on 1 July 2007 being equal to the capped payment.

Further, the ACFC may reduce after 31 March 2011 provided the annual contributions are, on average, lower than the reduced ACFC for the four preceding years (subject to a maximum reduction of 5% in any four year period).

The terms of the Proposal therefore allow James Hardie to fund both its business and its obligations to Australian asbestos personal injury claimants

106	Free Cash Flow is defined in the Final Funding Agreement as the net cash flow provided by the operating activities of the James Hardie Group as calculated in accordance with US GAAP in force on 21 December 2004 (adjusted for the minority interest share of profit or loss). While the AICF will form part of the James Hardie Consolidated Group for US GAAP purposes, the receipts and payments of the AICF Group will not be included in Free Cash Flow because the use of the assets of the AICF Group are restricted. In contrast, payments by James Hardie to the AICF will represent an operating cash outflow as they relate to the use of unrestricted cash. Free Cash Flow is therefore after interest, changes in working capital, taxes paid, minority interest share of profit or loss and payments made by James Hardie to the AICF.

107	The cap will not apply in relation to the year ending 31 March 2007 and payments to the AICF will exceed 35% of Free Cash Flow during that year.

(b)	in our opinion, the present value of James Hardie’s payments to the AICF are lower than the present value of the asbestos-related liabilities of the Former James Hardie Companies. This is because the existence of the ACFC:
(i)	results in payments to the AICF being deferred if there is a significant increase in claims or if James Hardie’s Free Cash Flow falls significantly, which reduces the present value of the payment from the perspective of James Hardie (and its shareholders)

(ii)	means the risk associated with James Hardie’s payments to the AICF are more aligned to the risk of the James Hardie business. In our opinion, this reduces the present value of James Hardie’s liabilities from the perspective of James Hardie and its shareholders (even if it does not reduce the total exposure) because it justifies the use of a higher discount rate when determining the present value of James Hardie’s payments to the AICF compared to the discount rate which would apply when determining the present value of the asbestos-related liabilities of the Former James Hardie Companies.
In order to quantify this difference we set out below the present value of the Australian personal injury asbestos-related liabilities of the Former James Hardie Companies (as assessed by KPMG) and our calculation of the present value of the pre-tax asbestos liability under the Proposal (using discount rates of 6.5% to 8.0% per annum):
Present value of pre-tax asbestos liability as at 30 September 2006

	Discount rate
	(per annum)
	%	A$m(3) (4)

PV of actuarial estimate of liability	5.51 (2)	1,554.8	(1)

PV of pre tax liability under the Proposal(6)	6.5	1,450.1
PV of pre tax liability under the Proposal(6)	7.0	1,395.0
PV of pre tax liability under the Proposal(6)	7.5	1,343.7
PV of pre tax liability under the Proposal(6)	8.0	1,295.9

Note:
1	As assessed by KPMG Actuaries.

2	Discount rates of 5.37% to 6.02% per annum were adopted by KPMG depending on the duration of the cash outflow. The equivalent single uniform discount rate based on cash flows weighted by term was 5.51% per annum.

3	Based on KPMG’s central estimate of the asbestos-related liabilities expected to incurred including defendant and plaintiff legal costs and allowances for base (wage) inflation and superimposed inflation. The estimates also reflect the anticipated cost savings resulting from implementation of procedural reforms resulting from the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 in NSW.

4	Pre-tax (ie ignoring any associated tax benefits), excluding the annual operating expenses of the AICF(5) and the existing assets of the AICF Group.

5	The annual operating expenses of the AICF are estimated at A$3.3 million in the months ending 31 March 2007 and A$5.4 million in FY08.

6	For the purposes of working out the present value of the liability under the Proposal the impact of the cap is reflected in the discount rate only. That is, the cash flows assume that the cap does not apply.
(c)	by approving the Proposal the risk of consumer boycotts, future litigation, and legislation being introduced in Australia (and/or overseas108) to impose liability for asbestos liabilities on James Hardie is substantially reduced (provided James Hardie meets its obligations under the Proposal). In fact, under the Proposal:
(i)	the NSW Government has agreed (provided James Hardie meets its obligations under the Proposal) not to introduce legislation imposing liability for asbestos liabilities on James Hardie and has agreed not to undertake any adverse legislative or regulatory action directed at James Hardie in connection with other matters (as detailed in Section I of our report)

(ii)	James Hardie can require that the NSW Government write to persons persisting with bans or boycotts of James Hardie products in NSW requesting that such bans and boycotts be lifted
(d)	if the Proposal is approved James Hardie will enhance its ability to raise both debt and equity capital and lower the cost thereof. This is because approval of the Proposal will remove or substantially lessen the uncertainty associated with (inter alia) future litigation, legislation and consumer boycotts

(e)	under the Final Funding Agreement there is no restriction placed on James Hardie’s ability to undertake certain reorganisations, distributions or other transactions provided either the reorganisation distribution or other transaction does not:

108	By foreign Governments acting in co-operation with Australian Governments.

(i)	materially and adversely affect the priority of payments between AICF and James Hardie’s shareholders to a notional surplus which would arise after payments to lenders and other creditors having a right of priority over the AICF; or

(ii)	materially impair the legal or financial capacity of James Hardie to meet its obligations under the Final Funding Agreement.
Further, even if both of the above conditions are not met the terms of the Final Funding Agreement specifically allows James Hardie to:
(i)	pay dividends provided the amount of the dividend paid or provided for in any two consecutive financial years does not exceed 75% of James Hardie’s average Net Income for the two financial years prior to the financial year in which the dividend is paid or provided

(ii)	undertake capital reductions, share buy-backs and other capital management transactions provided James Hardie shares are listed and the number of shares bought back or cancelled (when added to the number bought back or cancelled at any time during the previous 36 months) does not exceed 15% of James Hardie’s Market Capitalisation (MC)

(iii)	undertake any capital reduction, share buy-back or other capital management transaction where the aggregate amount returned to security holders in capital management transactions does not exceed the amount of new capital raised since the execution of the Final Funding Agreement (for which no election has been made under the capital raising provisions of the Final Funding Agreement)
James Hardie can also undertake:
(i)	any transaction which is exempt from the above restrictions (refer paragraph 94), including any transaction or dealing where the number determined by the Valuation Ratio (refer Appendix C) is greater than or equal to 2.75109

(ii)	any transaction which is not exempt where it considers that there is no breach of the restrictions

(iii)	any transactions which would otherwise breach the restrictions, where the NSW Government consents.

109	Based on a James Hardie share price of $8, an actuarial liability of A$1,554.8 million and the net assets of the AICF and Former James Hardie Companies as at 30 September 2006, the Valuation Ratio is around 3.4.

In contrast, if the Proposal (or a similar scheme) is not approved by shareholders, in our opinion, it is likely that litigation and/or legislative action against James Hardie will be undertaken in Australia (and/or overseas110) to restrict or prevent (or have the effect of restricting or preventing) the payment of dividends and other returns to shareholders

(f)	under the Proposal most common transactions undertaken by public companies can still be undertaken by James Hardie without restriction or the need to obtain NSW Government approval

(g)	if the Proposal is not approved and legislation is introduced in Australia (and/or overseas110) imposing liability on James Hardie in connection with asbestos claims, then James Hardie may find it difficult to fund claims against it. Accordingly, James Hardie may need to sell assets / businesses or undertake a large capital raising to meet asbestos claims. Such an outcome would be avoided if the Proposal is approved (provided James Hardie meets its obligations under the Proposal)

(h)	a takeover offer for James Hardie shares is more likely if the Proposal is approved (and is unlikely if the Proposal is not approved due to the significant uncertainty associated with the asbestos liabilities of the Former James Hardie Companies and James Hardie’s ability to fund these liabilities in the absence of the Annual Cash Flow Cap if legislation imposing liability on James Hardie is introduced)

(i)	if the Proposal is approved James Hardie will control the Board of the AICF and the administration of the AICF, which may lead to James Hardie identifying opportunities for efficiencies in the AICF operating and claims administrative process. Should this occur more of James Hardie’s payments to the AICF will be available to meet claims (thereby lowering future contributions)

(j)	as Free Cash Flow is calculated after deducting interest expenses, management could potentially reduce the dollar amount of the Annual Cash Flow Cap by debt funding returns to shareholders

(k)	if James Hardie shareholder’s approve the Proposal, James Hardie management can focus almost entirely on James Hardie’s businesses (rather than be distracted by issues associated with the Former James Hardie Companies’ liability for asbestos claims)

(l)	in our opinion, the Proposal should have a positive impact on the James Hardie share price because:

110	By foreign Governments acting in co-operation with Australian Governments.

(i)	the annual exposure of James Hardie is limited by the cap

(ii)	the present value of the payments to the AICF is lower than the present value of the Former James Hardie Companies’ asbestos-related personal injury liabilities (which James Hardie would be liable for if legislation imposing liability in connection with asbestos claims is introduced) due to the existence of the cap on James Hardie’s annual payment to the AICF (refer paragraph 439(b) above)

(iii)	the Proposal removes or substantially lessens the uncertainty associated with:
•	the high risk and cost of future litigation in connection with asbestos claims

•	the ability of James Hardie to fund asbestos claims

•	the impact of consumer boycotts on James Hardie’s business

•	adverse publicity associated with James Hardie due to unresolved asbestos issues.
We note that the James Hardie share price increased around 6.1% on 21 December 2004 following the announcement by James Hardie that it had signed the Heads of Agreement, and around 5.8% (in a falling market) on 1 December 2005 following the announcement that the Company had signed the Final Funding Agreement

(m)	the Board of James Hardie has followed a rigorous due process (including the consideration of other alternative courses of action) and concluded, for reasons with which we concur, that the Proposal represents the most attractive alternative available to James Hardie.
Risks if Proposal not approved
440	Notwithstanding that James Hardie was found by the Special Commission of Inquiry into the establishment of the MRCF to have no legal obligation to provide funding to asbestos claimants, a decision by James Hardie to refuse to provide funding under the Proposal (or a similar scheme) would, in our opinion, expose James Hardie to significant ongoing risk and uncertainty. That is, James Hardie will be subject to the ongoing risk of some or all of the following events occurring:
(a)	legislation in Australia imposing liabilities on James Hardie in connection with its asbestos claims

(b)	customer boycotts (particularly in Australia), which would adversely impact the profitability of James Hardie’s businesses

(c)	litigation by the MRCF and other parties to recover its funding shortfall

(d)	litigation under the Trade Practices Act for “misleading and deceptive conduct” with respect to the establishment of the MRCF

(e)	the pursuit of treaties by the NSW State Government and/or Australian Federal Government with overseas governments to assist in the recovery of funds to provide compensation for the asbestos victims of the Former James Hardie Companies

(f)	large legal costs would be incurred by James Hardie

(g)	significant management time and focus would be diverted away from running the James Hardie business.
441	Of the above mentioned events, we believe the risks discussed in (a) and (e) of the preceding paragraph pose the most significant ongoing risk to James Hardie shareholders should the Proposal not be approved. Our opinion is based upon a combined assessment of the likelihood of occurrence and likely financial impact:
(a)	Likelihood of occurrence — In our opinion it is highly likely that legislation will be enacted in Australia imposing liabilities on James Hardie. Our opinion is based upon public statements such as:
(i)	the statement by the (current) NSW Premier on 17 November 2005 that the NSW State Government would introduce legislation to force James Hardie to meet the asbestos liabilities of the Former James Hardie Companies if James Hardie did not reach a final agreement with the ACTU and asbestos victims on the terms of the funding proposal, and

(ii)	the statement by the (former) NSW Premier on 28 October 2004 that the Government had received clear independent advice that legislation can be validly enacted if the States and Territories agreed under the Federal Corporations Act. The (former) Premier also noted on the same day that “James Hardie must understand that such proposed legislation will hang over it for as long as it continues to hide from its responsibilities”.
Given that Australian Federal and State Governments cannot legislate in jurisdictions outside of Australia, the extent to which they will be able to impose liabilities on James Hardie may be limited to the value of James Hardie’s assets in Australia. It is noted that this value is less than the actuarial estimate of the asbestos-related liabilities. However, in our view, it is likely that the Australian Federal and State Governments will also seek the co-operation of foreign Governments to assist in the recovery of funds to provide compensation for asbestos victims if the Proposal is not approved. In this regard we note:

(iii)	the statement by the Attorney General on 5 November 2004 that the Australian Government had been involved in communications with Dutch and US authorities regarding arrangements to ensure that Australian judgments are able to be enforced where necessary, and

(iv)	the statement made by Senator Andrew Murray on 6 August 2004 that his party (the Australian Democrats) had been in discussions with Dutch MPs and that they would “liaise with those unions, corporations, organisations and political parties who are able to help ensure the law fully deals with this matter”
(b)	Likely financial impact – If (a) and/or (e) of paragraph 440 eventuate, the costs that will be incurred by James Hardie will, in our opinion be greater than the present value of the payments to the AICF for which James Hardie will be liable for if the Proposal is approved. This is because:
(i)	significantly higher legal and administrative costs in connection with asbestos liabilities will be incurred

(ii)	James Hardie will not be protected by the existence of an annual cap on payments to the AICF or asbestos claims.
442	Accordingly, although James Hardie may only have a moral (rather than a legal) obligation to provide funding to asbestos claimants, the risks of not doing so will in our opinion prolong investor uncertainty and continue to adversely impact the share price. Furthermore, if the risks discussed in paragraph 440 (a) and (e) were to eventuate, the likelihood of which in our opinion is high, then the cost to James Hardie will be greater than the funding arrangement put forward under the Proposal.

443	It should also be noted that in addition to the risks set out above in paragraph 440, we believe that there is also a risk that the Australian Government (either alone or in cooperation with oversees governments) may seek to restrict James Hardie’s use of its intellectual property should the Proposal not be approved. This, in our opinion would have a significant adverse effect on James Hardie.

Disadvantages
444	James Hardie shareholders should note that the following disadvantages associated with the Proposal:
(a)	the Proposal does not remove the uncertainty associated with the size of the Former James Hardie Companies’ liability for asbestos claims. This is because under the Proposal, James Hardie will be obliged to make annual payments to the AICF (subject to the ACFC) to meet all future claims (which are uncertain). For this uncertainty to be removed the parties to the Final Funding Agreement would need to either:
(i)	agree to cap James Hardie’s total liability for asbestos claims; or

(ii)	agree to receive a lump sum today in settlement of all future claims.
While such an outcome may have been preferable from shareholders point of view (depending on the size of any one-off payment in settlement of all future liabilities), due to the inherent uncertainty associated with the Former James Hardie Companies’ asbestos-related liability we are instructed that the other parties to the negotiations were unlikely to accept either a cap on James Hardie’s total liability or a lump sum settlement on terms acceptable to James Hardie

(b)	under the Proposal James Hardie is required to provide funding to the AICF in advance of the AICF paying claimants (subject to the ACFC). This is because the annual payment to the AICF by James Hardie has been designed so that, subject to the Annual Cash Flow Cap, at the start of each year the AICF has a two year rolling cash “buffer” and one years contribution based on the actuarial assessment of expected claims for the next three years.

However, it should be noted that James Hardie obtains the benefit of the investment income generated by the AICF in the period between receipt of the payment from James Hardie and the payment of claims. This is because the income generated reduces the size of future payments to the AICF

(c)	as capital expenditure in some years may exceed operating cash flow after payments to the AICF, James Hardie may be required to borrow or undertake other capital raisings in order to fund required capital expenditures in some years

(d)	James Hardie’s ability to undertake share buy-backs, pay dividends and return capital to shareholders will be restricted under the Proposal. However, if the Proposal is not approved it is likely that litigation and/or legislative action against James Hardie will be undertaken which will have the effect of restricting or preventing the payment of dividends and other returns to shareholders

(e)	as there is no limit on either the size of each claim (subject to the existing law) or James Hardie’s total liability under the Proposal, this may encourage higher claims (although this is mitigated by the ACFC)

(f)	while the existence of the cap may assist to limit claims inflation in the short to medium term (as the payment of significantly higher claims may need to be deferred until funding becomes available due to the cap), towards the end of the claim period the impact of the cap will be significantly reduced (as profits should be higher and claims lower) which may encourage higher claims at that time (subject to the law at that time)

(g)	by agreeing to make annual payments to the AICF to meet future asbestos claims there is an increased risk that governments and other parties may seek to pressure James Hardie to provide a similar arrangement in respect of claims for pure economic loss (other than those resulting from personal injury) or property loss arising from the presence of asbestos in buildings or environmental remediation

(h)	the Proposal does not cover asbestos claims outside of Australia

(i)	there may not be sufficient Australian taxable income in all future years to utilise the tax losses resulting from James Hardie’s annual payments to the AICF

(j)	while we believe the present value of James Hardie’s payments to the AICF is lower than the present value of the Former James Hardie Companies’ Australian personal injury asbestos-related liabilities, by paying out the liability over time the actual total amount paid out over time will be significantly greater. This is evident if one compares KPMG’s central estimate of the discounted asbestos-related liabilities (A$1,554.8 million) with the central estimate of the undiscounted asbestos-related liabilities (A$3,168.9 million)

(k)	the risk of future litigation, consumer boycotts and legislation being introduced in Australia (and/or overseas111) to impose liability for asbestos liabilities on James Hardie cannot be removed entirely, and may still occur in the future. For example, if James Hardie fails to meet its obligations to provide compensation for all legitimate asbestos claimants against Former James Hardie Companies the risk of future litigation and/or other actions against James Hardie will be increased

111	By foreign Governments acting in co-operation with Australian Governments.

(l)	there remains a risk that James Hardie may incur a greater proportion of asbestos-related disease liabilities if other parties who may have substantial joint liability with the Former James Hardie Companies become insolvent.
445	More detail on these issues and our conclusions is set out below.
The Annual Cash Flow Cap
446	Under the Proposal James Hardie’s annual payment to the AICF in connection with asbestos liabilities will be capped at no more than 35% (referred to as the Annual Cash Flow Cap (ACFC)) of Free Cash Flow112 113. Thus, no less than 65% of Free Cash Flow can be used for other purposes (eg capital expenditure, dividends, buy-backs, debt repayments, acquisitions and other future growth opportunities etc).

447	Further, the ACFC may reduce after 31 March 2011 provided the annual contributions are, on average, lower than the reduced ACFC for the four preceding years (subject to a maximum reduction of 5% in any four year period).

448	The Proposal therefore allows James Hardie to continue to invest in growing its business and meet its obligations to the AICF.

449	The capping mechanism will also result in:
(a)	lower payments to the AICF during periods of weak operating performance (when James Hardie is less able to fund asbestos payments); and

(b)	higher payments to the AICF (if payments to the AICF are subject to the ACFC) during periods of strong operating performance (when James Hardie is better able to fund asbestos payments).
450	In contrast, if the Proposal is not approved, and legislation is introduced in Australia (and/or overseas114) to impose liability on James Hardie in connection with asbestos claims, James Hardie’s annual liability for asbestos claims will not be capped and James Hardie management are likely to find it more difficult to manage the capital needs of the business (as annual asbestos payments could easily exceed annual operating cash flow in the absence of the cap. Accordingly, James Hardie may need to sell assets / businesses or undertake a large capital raising to meet asbestos claims if the Proposal is not approved.

112	Free Cash Flow is defined in the Deed as the net cash flow provided by the operating activities of the James Hardie Group as calculated in accordance with US GAAP in force on 21 December 2004. While the AICF will form part of the James Hardie Consolidated Group for US GAAP purposes, the receipts and payments of the AICF will not be included in Free Cash Flow because the use of the assets of the AICF are restricted. In contrast, payments by James Hardie to the AICF will represent an operating cash outflow as they relate to the use of unrestricted cash. Free Cash Flow is therefore after interest, changes in working capital, taxes paid and payments made by James Hardie to the AICF.

113	The cap will not apply in relation to the year ending 31 March 2007. Further, payments to the AICF will exceed 35% of Free Cash Flow during the year ending 31 March 2007 due to the upfront Initial Payment.

114	By foreign Governments acting in co-operation with Australian Governments.

The present value of future payments to the AICF under the Proposal
451	As future payments to the AICF by James Hardie under the Proposal can be no more than the specified proportion of James Hardie’s Free Cash Flow (as defined) in the immediately preceding year, in our opinion, the present value of these future payments to the AICF will be lower than the present value of the Australian personal injury asbestos liabilities of the Former James Hardie Companies.

452	This is because, by capping James Hardie’s payments based on the level of Free Cash Flow in the immediately preceding year:
(a)	the risk associated with future payments is more aligned with the risk associated with James Hardie’s businesses. As a result, when valuing James Hardie shares, in our view, the correct discount rate to apply to the expected future payments to the AICF would be higher than the discount rate which should be applied to determine the present value of the Former James Hardie Companies’ asbestos-related liabilities

(b)	payments to claimants may be deferred until funding becomes available, which reduces the present value of the payments. This could occur if, for example:
(i)	James Hardie’s Free Cash Flow falls, reducing James Hardie’s annual payments to the AICF below that required to meet claims in any particular year

(ii)	there is an increase in annual or total claims, such that the capped payments to the AICF provide insufficient funding in any particular year.
453	However, notwithstanding that James Hardie’s payments to the AICF are unsecured and bear a level of equity risk, in our opinion, the correct discount rate to apply to the current estimate of the future payments to the AICF would still be relatively low (although higher than the risk free rate). This is because the level of future claims cannot be accurately quantified and may increase substantially.

454	While the appropriate discount rate to apply to the estimated future payments of the AICF is therefore subjective, to assist investors assess the impact of the discount rate we set out below the present value of the pre-tax asbestos liability under the Proposal using a discount rate range of 6.5% to 8.0% per annum (pre-tax). In comparison, the present value of the Australian personal injury asbestos-related liabilities of the Former James Hardie Companies as at 30 September 2006 (as assessed by KPMG) using discount rates of 5.37% to 6.02% per annum115 (pre-tax) was A$1,554.8 million116:

115	The equivalent uniform discount rate implied by KPMG’s calculation, based on cash flows weighted by term, was 5.51% per annum.

116	This estimate reflects the anticipated cost savings resulting from implementation of procedural reforms resulting from the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 in NSW.

Present value of pre-tax asbestos liability under the Proposal

	Pre-tax discount rate
	6.5%	7.0%	7.5%	8.0%
	A$m	A$m	A$m	A$m

Present value of asbestos liability under the Proposal as at 30 September 2006 (pre-tax)	1,450.1	1,395.0	1,343.7	1,295.9
Note:
1	Both KPMG’s present value calculation of the asbestos liabilities and our present value calculation of the asbestos liability under the Proposal exclude the operating expenses of the AICF(2) and the existing assets of the AICF Group. However, they both reflect the anticipated cost savings resulting from implementation of procedural reforms resulting from the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 in NSW.

2	The annual operating expenses of the AICF are estimated at A$3.3 million in the 6 months ending 31 March 2007 and A$5.4 million in FY08.

3	For the purposes of working out the present value of the liability under the Proposal the impact of the cap is reflected in the discount rate only. That is, the cash flows assume that the cap does not apply.
455	Our present value calculations in the preceding paragraph take into account the fact that, under the Proposal, the annual contributions to the AICF by James Hardie are designed so that, subject to the Annual Cash Flow Cap, at the start of each year the AICF has a two year rolling cash “buffer” and one year’s contribution based on the annual actuarial assessment of expected claims for the next three years. That is, subject to the operation of the cap, James Hardie makes payments to the AICF a maximum of three years in advance (on a discounted basis). However, it should be noted that James Hardie obtains the benefit of the investment income generated by the AICF in the period between receipt of the payment from James Hardie and the payment of claims117. This is because the interest income generated reduces the size of future payments to the AICF.
Litigation risk if Final Funding Agreement not approved
456	The risk of future litigation by the MRCF and others against James Hardie in connection with its asbestos liabilities is substantially reduced if shareholders approve the Proposal. In fact, provided James Hardie meets its obligations to the AICF, and absent a change in law or adverse legislative or regulatory action taken against James Hardie, James Hardie believes that James Hardie has no further legal obligation to provide additional funding for Australian personal injury asbestos claims.
Threat of legislation imposing liability on James Hardie
457	If shareholders approve the Proposal (and James Hardie meets its obligations to asbestos claimants), it is unlikely that the NSW Government will introduce legislation in Australia which would impose liability for asbestos claims on James Hardie.

117	Interest income at the rate of 5.5% per annum has been assumed in our calculations.

458	This is principally because, under the Proposal, the NSW Government has agreed (provided James Hardie meets its obligations under the Proposal) that it will not undertake any adverse legislation or regulatory action directed at any member of the James Hardie Group, the AICF or the Former James Hardie Companies (being Amaca, Amaba and ABN 60) in relation to:
(a)	the establishment and under-funding or funding of the MRCF and the February 2001 ABN 60 group corporate reorganisation (including, without limitation, the transfer of the Former James Hardie Companies out of the group, representations made to incoming directors of the Former James Hardie Companies and other third parties regarding the Former James Hardie Companies and their assets and liabilities, the media release of ABN 60 of 16 February 2001 and of James Hardie of 29 and 30 October 2003 and any statements made in relation to any of these matters)

(b)	the Deed of Covenant and Indemnity (under which James Hardie Industries Limited (now ABN 60) agreed to make certain payments to Amaba and Amaca in excess of A$230 million in return for certain covenants and undertakings by Amaba and Amaca not to bring any asbestos-related claims against ABN 60 or to make claims with respect to payments previously made by Amaba and Amaca to ABN 60 or its affiliates, and to indemnify ABN 60 in relation to any asbestos-related claims that may be brought against it in connection with Amaba and Amaca)

(c)	the transfers of assets, and the dividends and management fees paid by the Former James Hardie Companies as described in the report of the Special Commission of Inquiry into the Establishment of the MRCF

(d)	the August/October 2001 ABN 60 group corporate reorganisation (including without limitation the Scheme of Arrangement in relation to ABN 60 of August/October 2001, the contemporaneous reduction of capital of (and cancellation of fully paid ordinary shares in) ABN 60 and subscription by James Hardie for partly paid shares in ABN 60, the subsequent cancellation of those partly paid shares in ABN 60 in April 2003 and representations to third parties and the Court and any statements made in relation to any of these matters)

(e)	the transfer of assets from ABN 60 to James Hardie, the establishment of the ABN 60 Foundation Limited (ABN 60 Foundation) and ABN 60 Foundation Trust, and the allotment of fully paid shares in ABN 60 to ABN 60 Foundation Limited; and

(f)	liability for asbestos, asbestos products or asbestos claims.

459	However, if shareholders do not approve the terms of the Proposal it is highly likely that legislation imposing liability in connection with claims on James Hardie will be introduced in Australia (and/or overseas118) as evidenced by public statements made on behalf of the NSW Government and the Australian Federal Government (summarised below).

460	Senator Andrew Murray of the Australian Democrats noted on 6 August 2004 that his party had been in discussions with Dutch MPs and that they would “liaise with those unions, corporations, organisation and political parties who are able to help ensure the law fully deals with this matter.”

461	On 28 October 2004, the (former) NSW Premier announced that the NSW Government would seek the agreement of the Ministerial Council (comprising of Ministers of the Commonwealth and the Australian States and Territories) to allow the NSW Government to pass legislation which he said would:

"... wind back James Hardie’s corporate restructure and rescind the cancellation of $1.9 billion in partly paid shares originally set aside to meet asbestos liabilities.”

“The laws will effectively enforce the liability against the Dutch parent company.”

462	The NSW Government’s news release on 28 October 2004 also stated that:

“The Government now has clear independent advice that ‘provided the States and Territories agree under the Federal Corporations Act’ legislation can be validly enacted.”

“This is not a step we take lightly, but the actions of James Hardie leave us with no other option.”

“James Hardie’s cynical corporate restructure, moving its assets offshore, and its refusal to accept full liability is the worst case of corporate thuggery in Australia’s history.”

“James Hardie must understand that this legislation will hang over it for as long as it continues to hide from its responsibilities.”

463	On 5 November 2004 the Australian Attorney-General and the Parliamentary Secretary to the Treasury (the two relevant ministers of the Australian Federal Government) issued a news release stating that the Ministerial Council for Corporations (MINCO) (the relevant body of Federal, State and Territory Ministers) had unanimously agreed “to support a negotiated settlement that will ensure that victims of asbestos-related diseases receive full and timely compensation from James Hardie” and if “the current negotiations between James Hardie, the ACTU and asbestos victims do not reach an acceptable conclusion, MINCO also agreed in principle to consider options for legislative reform.”

118	By foreign Governments acting in co-operation with Australian Governments.

464	Furthermore, the news release of 5 November 2004 also indicated that treaties to enforce Australian judgments in Dutch and US Courts were not required but that the Australian Government had been involved in communications with Dutch and US authorities regarding arrangements to ensure that Australian judgments are able to be enforced where necessary.

465	More recently, on 17 November 2005 the NSW Premier announced that the NSW State Government would introduce legislation to force James Hardie to meet the asbestos liabilities of the Former James Hardie Companies if James Hardie did not reach a final agreement with the ACTU and asbestos victims on the terms of the funding proposal. According to the Premier the legislation would either give effect to the Heads of Agreement signed in December 2004 or would unwind James Hardie’s 2001 corporate restructure (including the cancellation of A$1.9 billion in partly paid shares), thereby providing significant funds for the benefit of asbestos victims.
Consumer boycotts
466	The threat of union boycotts, supporting a ban on the use of James Hardie products on building sites around Australia, arose around July 2004 and quickly gained the support of State and Federal Governments in the following months. Co-ordinated action was initiated in November 2004.

467	Ban and boycotts of James Hardie products were imposed by over 170 NSW Local Councils. Ban and boycotts on the use of James Hardie products were also publicly announced by various unions, including the Victorian Trades Hall Council, the Australian Manufacturing Workers’ Union and the Construction, Forestry, Mining and Energy Union (CFMEU). These bans and boycotts were supported by various other unions in NSW, South Australia, ACT, Tasmania and Western Australia. These bans and boycotts began to affect James Hardie’s Australian operations in a detrimental way.

468	Notwithstanding that it is difficult to accurately assess the financial impact the boycotts have had on James Hardie (because the boycott activity coincided with a more general downturn in the Australian construction market), we note that a significant shift in the trend of sales and volumes growth occurred in the third quarter119 (as shown below):
Australian and New Zealand operations

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	FY2005	FY2005	FY2005	FY2005
	Growth on	Growth on	Growth on	Growth on
	pcp(1)	pcp(1)	pcp(1)	pcp(1)
	%	%	%	%

Sales (2)	6	7	(4)	(6)
Sales volumes (million square feet) (3)	5	6	(6)	(6)

119	The period during which boycott activity was initiated.

Note:
1	Growth on prior corresponding period (pcp) represents the percentage change on the respective corresponding period from FY04. Brackets indicate a decrease.

2	Represents percentage change in Australian dollar terms.

3	Represents the percentage change in volumes of material sold.
469	It is likely that a significant proportion of the shift was attributable to product bans.

470	James Hardie management’s best estimate is that net sales in Australia fell by around 10% and 7% in the quarters ended 31 December 2004 (Quarter 3) and 31 March 2005 (Quarter 4) respectively as a result of the bans and boycotts.

471	While there has been a progressive lifting of product bans and boycotts following the signing of the Heads of Agreement in December 2004, James Hardie do not believe that bans and boycotts will be completely lifted until the Proposal is finalised, approved by lenders and shareholders, and implemented.

472	Further, while the Australian operations represent a small percentage of James Hardie’s revenue base, representatives from 40 countries in attendance at the Global Asbestos Congress in Tokyo120 endorsed calls for an international ban on James Hardie products. Although the likelihood of a globally co-ordinated ban proceeding is low to medium, the impact of any such ban would be high. It follows that ongoing boycott activity in Australia coupled with the risk of international product bans present a significant threat to the ongoing financial performance of James Hardie.

473	However, as the interests of asbestos claimants and James Hardie shareholders are aligned under the Proposal (due to the fact that future asbestos payments to the AICF are a function of James Hardie’s financial performance) the risk of such boycotts is substantially reduced if shareholders approve the Proposal.
Ability to raise debt and equity capital
474	In our opinion, if the Proposal is approved James Hardie is likely to enhance its ability to raise both debt and equity capital and lower the cost thereof (relative to its position if the Proposal is not approved).

475	In this regard we note that:
(a)	the Proposal contains intercreditor arrangements which contain certain protections for James Hardie’s lenders in the event of an insolvency or reconstruction

(b)	in our opinion, James Hardie’s ability to raise debt finance may be significantly restricted, financial constraints may be more restrictive and/or higher interest rates may be charged if the Proposal is not approved.

120	Held during November 2004.

476	With respect to James Hardie’s ability to raise equity capital, in our opinion, the “cost” of equity capital (being the rate of return required by investors before investing in James Hardie shares) will also increase if the Proposal is not approved (relative to the position if the Proposal is approved). As a result we believe the listed market value of James Hardie shares will be higher if the Proposal is approved (compared to their listed market value if the Proposal is not approved).
Ability to undertake buy-backs, capital returns and pay dividends
477	Under the Final Funding Agreement there is no restriction placed on James Hardie’s ability to undertake certain reorganisations, distributions or other transactions provided either the reorganisation, distribution or other transaction does not:
(a)	materially and adversely affect the priority of payments between AICF and James Hardie’s shareholders to a notional surplus which would arise after payments to lenders and other creditors having a right of priority over the AICF; or

(b)	materially impair the legal or financial capacity of James Hardie to meet its obligations under the Final Funding Agreement.
478	Further, even if both of the above conditions are not met, the terms of the Final Funding Agreement specifically allow James Hardie to:
(a)	pay dividends provided the amount of the dividend paid or provided for in any two consecutive financial years does not exceed 75% of James Hardie’s average Net Income for the two financial years prior to the financial year in which the dividend is paid or provided

(b)	undertake capital reductions, share buy-backs and other capital management transactions provided James Hardie shares are listed and the number of shares bought back or cancelled (when added to the number bought back or cancelled at any time during the previous 36 months) does not exceed 15% of James Hardie’s Market Capitalisation

(c)	undertake any capital reduction, share buy-back or other capital management transaction where the aggregate amount returned to security holders in capital management transactions does not exceed the amount of new capital raised since the execution of the Final Funding Agreement (for which an election has been made under the capital raising provisions of the Final Funding Agreement).

479	James Hardie can also undertake:
(a)	any transaction which is exempt from the above restrictions (refer paragraph 485), including any transaction or dealing where the number determined by the Valuation Ratio (refer Appendix C) is greater than or equal to 2.75121

(b)	any transaction which is not exempt where it considers that there is no breach of the restrictions

(c)	any transactions which would otherwise breach the restrictions, where the NSW Government consents.
480	In contrast, if the Proposal is not approved by shareholders and shareholders do not agree to some other proposal which results in James Hardie providing compensation in connection with proven asbestos claims, in our opinion, it is likely that litigation and/or legislative action in Australia (and/or overseas122) against James Hardie will be undertaken which will have the effect of restricting or preventing (or having the effect of restricting or preventing) the payment of dividends and other returns to shareholders.
Restrictions on reorganisations and other transactions
481	If the Proposal is implemented, James Hardie has agreed to observe certain restrictions on Reorganisations, Distributions, and certain Non-Arm’s Length Dealings.

482	These restrictions have been designed to prevent transactions which result in a diminution of value of the James Hardie Group, such that the Performing Subsidiary would cease to be likely to satisfy its funding obligations to the AICF, or James Hardie would cease to be likely to perform its obligations under the James Hardie Guarantee.

483	In order for the restriction to apply, the relevant Reorganisation, Distribution or Non-arm’s Length Dealing by the James Hardie Group must materially affect the priority of payments as between the AICF and James Hardie Shareholders, or materially impair the legal or financial capacity of James Hardie and the Performing Subsidiary as a whole, such that James Hardie and the Performing Subsidiary would, by reason of the relevant Reorganisation, Distribution or Non-Arm’s Length dealing, cease to be likely (assessed on a reasonable basis and having regard to all relevant circumstances), to be able to satisfy their respective guarantee and funding obligations under the Final Funding Agreement.

484	With respect to the above:
(a)	Reorganisation means:

121	Based on a James Hardie share price of $8, an actuarial liability of A$1,554.8 million and the net assets of the AICF and Former James Hardie Companies as at 30 September 2006, the Valuation Ratio is around 3.4.

122	By foreign Governments acting in co-operation with Australian Governments.

(i)	any change to, or division of, the share capital of James Hardie or any member of the James Hardie Group; or

(ii)	any transfer by James Hardie or any member of the James Hardie Group of any shares (or ownership interest), including convertible securities, in a member of the James Hardie Group
(b)	Distribution means any distribution to James Hardie shareholders or a class of shareholders, including the payment of a dividend or an in-specie distribution of assets

(c)	Non-Arms’-Length Dealing means, in relation to a member of the James Hardie Group, any transaction or dealing:
(i)	between that member of the James Hardie Group and any entity which is not a wholly owned subsidiary of the James Hardie Group;

(ii)	which is not on arms’-length pricing terms;

(iii)	where that member of the James Hardie Group incurs a detriment because of the pricing terms not being arms’-length pricing terms.
Exempt Transactions
485	However, the above restrictions do not apply in relation to a transaction which satisfies one or more of the following paragraphs:
(a)	any transaction or dealing (including, without limitation, a transaction of purchase and sale of a business, shares or assets or under which a liability is assumed) by a James Hardie Group member on arm’s-length pricing terms

(b)	any transaction or dealing by a James Hardie Group member which is of a revenue nature and entered into in the ordinary course of business

(c)	any transaction or dealing between 100% owned entities of the James Hardie Group

(d)	a member of the James Hardie Group making a takeover bid for shares or other securities in a company:
(i)	to the extent that the consideration offered and given for the takeover bid is shares; or

(ii)	otherwise, on arm’s-length pricing terms (regardless of the nature and source of funding or consideration for the takeover bid)
(e)	James Hardie being taken over by an entity not controlled by James Hardie where, following implementation of the takeover, persons who were Shareholders to whom the takeover bid was made hold less than 80% of the voting shares (or 80% of the aggregate value of all equity shares) in the offeror entity (or its ultimate controlling entity) and James Hardie does not wholly or predominately finance (either directly or indirectly) the takeover

(f)	payments of dividends provided the amount of the dividend paid or provided for in any two consecutive financial years does not exceed 75% of James Hardie’s average Net Income for the two financial years prior to the financial year in which the dividend is paid or provided

(g)	any issue of new shares (whether to James Hardie shareholders or to other persons)

(h)	any issue of bonds, notes or other unsecured debt securities (excluding Hybrids) made by any member of the James Hardie Group on arm’s-length pricing terms

(i)	while James Hardie is listed, any issue by a James Hardie Group member of hybrid securities (convertible to shares), either to shareholders or to other persons on arm’s-length pricing terms

(j)	either of the following capital management transactions:
(i)	where James Hardie’s shares are quoted, a capital management transaction where the amount returned to security holders, when aggregated with all other such capital management transactions undertaken within the previous 36 months since the announcement of the capital management transaction, does not exceed 15% of James Hardie’s Market Capitalisation; and

(ii)	any capital management transaction in relation to equity securities where the aggregate amount returned to security holders in capital management transactions does not exceed the amount of new capital raised since the execution of the Final Funding Agreement subject to certain adjustments
(k)	the establishment of, or an entity becoming, the parent entity of James Hardie (the Parent Entity), if the Parent Entity enters a deed of accession in favour of James Hardie, the NSW Government, the Fund trustee and any other relevant person under which the Parent Entity assumes in full the obligations of James Hardie under the Proposal and the related agreements

(l)	any transaction or dealing where the number determined by the Valuation Ratio (refer Appendix C) is greater than or equal to 2.75.

(m)	the making of a capital election by James Hardie (as discussed below).

486	If a transaction does not fit into one of the exceptions outlined above, James Hardie may give a notice to the AICF and the NSW Government describing the relevant transaction and providing an independent report stating the expert’s opinion as to whether the transaction will contravene the restrictions on reorganisations, distributions or non arm’s-length dealings, and the reasons for the expert holding that opinion. Unless the NSW Government objects and states its reasons for disagreeing with the view of the expert, the transaction can proceed.

487	Further, James Hardie can undertake:
(a)	any transaction which is not exempt, without getting an expert report, where it considers that there is no breach of the restrictions (but it would do so at its own risk)

(b)	any transactions which would otherwise breach the restrictions, where the NSW Government consents.
Capital Election
488	In the event that James Hardie raises new equity, James Hardie may make a “capital election”. The “capital election” mechanism has been designed on the basis that new equity raised by James Hardie (after the date of signing of the Heads of Agreement) will not be expected to support the payments by the Performing Subsidiary to the AICF unless James Hardie decides otherwise. Therefore if an equity capital-raising takes place, and James Hardie so elects, the Free Cash Flow (enlarged by cashflow relating to the new equity raised) for the purposes of calculating the Annual Payments will be proportionately adjusted so that it only relates to that proportion of James Hardie’s capital immediately prior to the relevant capital raising. In this way, James Hardie may “quarantine” new capital so that the new capital raising does not increase the size of the Annual Payments. This provision will assist James Hardie raise new capital, if required, in the future.

489	James Hardie must provide notice of a capital election to the AICF and the NSW Government within 15 business days of the announcement of the relevant capital raising, and must provide similar notice once the capital raising has been completed.

490	The proportion of James Hardie’s capital which will be used for the purpose of calculating Free Cash Flow once a capital election is made is known as the “Qualifying Capital Ratio”, or “QCR”. Details of this formula are set out in Appendix D.
Likelihood of takeover offer
491	In our opinion, a takeover offer for James Hardie shares is more likely if the Proposal is approved. This is because, in our opinion, most potential bidders would not be prepared to make a takeover offer for the Company if the Proposal is not approved due to the significant uncertainty associated with:
(a)	the asbestos liabilities of the Former James Hardie Companies; and

(b)	James Hardie’s ability to meet these liabilities in the absence of the annual cap on its liability if legislation imposing liability on James Hardie is introduced (which is likely if the Proposal or a similar proposal is not approved).
492	In contrast, if the Proposal is approved potential bidders will have the benefit of the Annual Cash Flow Cap which limits James Hardie’s annual payments in connection with asbestos claims.
Management of the AICF
493	If the Proposal is approved James Hardie will obtain Board control of the AICF, which may lead to James Hardie identifying opportunities for efficiencies in the AICF operating and claims administrative process. Any cost savings achieved will largely be for the benefit of James Hardie as lower administration costs means more of James Hardie’s payments to the AICF will be available to meet claims (thereby lowering future contributions).
Incentive to debt fund returns to shareholders
494	As Free Cash Flow (as defined in the Final Funding Agreement) is calculated after deducting interest expenses, management could potentially reduce the dollar amount of the cap on James Hardie’s annual payments to the AICF by debt funding returns to shareholders. This is because the higher debt level increases interest expenses which lower operating cash flow and thus the size of the cap (potentially lowering James Hardie’s asbestos payments to the AICF). For example, if James Hardie’s payments to the AICF were equal to the cap, any reduction in the cap (due to higher interest expenses) would also lower the level of the payment to the AICF.
Management focus
495	If James Hardie shareholders approve the Proposal, James Hardie management can focus almost entirely on James Hardie’s businesses (rather than be distracted by issues associated with the Former James Hardie Companies’ liability for asbestos claims).
Impact on share value
496	Prior to the announcement of the Heads of Agreement on 21 December 2004, it is clear that uncertainty about the size of James Hardie’s potential liability for asbestos claims and other asbestos-related issues was adversely impacting the James Hardie share price.

497	During the period 29 October 2003123 to 20 December 2004124 James Hardie’s share price fell by 18.67% (during which time the S&P ASX 200 Industrials Index increased by some 32.6%).

498	This share market underperformance was also acknowledged in the May 2005 issue of Shares magazine which stated that:

“An important drag on James Hardie stock has been the uncertainty and adverse publicity linked to the settlement of its asbestos-related liabilities in Australia.”

499	Consequently, in our opinion, the Proposal should have a positive impact on the James Hardie share price because:
(a)	the present value of James Hardie’s payments to the AICF are lower than the present value of the Former James Hardie Companies’ liabilities for Australian personal injury asbestos claims due to the existence of the cap on James Hardie’s annual payment to the AICF (refer paragraphs 451 to 455 above)

(b)	the Proposal removes or substantially lessens the uncertainty associated with:
(i)	the high risk and cost of future litigation in connection with asbestos claims

(ii)	the ability of James Hardie to fund asbestos claims if legislation is introduced in Australia (and/or overseas125) which imposes liability on James Hardie in connection with asbestos claims

(iii)	the impact of consumer boycotts on James Hardie’s business; and

(iv)	adverse publicity associated with James Hardie due to unresolved asbestos issues.
500	The increase in the James Hardie share price following both the announcement of the Heads of Agreement on 21 December 2004 (up 6.1%) and the announcement of the Final Funding Agreement on 1 December 2005 (up 5.8%) supports this view that the value of James Hardie shares is greater if the Proposal is approved.

501	However, it should be noted that the Proposal does not remove the uncertainty associated with the size of the Former James Hardie Companies’ total liability for asbestos claims (as James Hardie will be obliged to make payments to the AICF in connection with all Australian personal injury asbestos claims against the Former James Hardie Companies regardless of amount, but subject to the Annual Cash Flow Cap).

123	Being the day prior to the announcement by the Chairman of the MRCF that the MRCF may not have sufficient funds to meet future claims and that it was investigating “a range of legal options involving James Hardie or related entities” to ensure future claims could be met.

124	Being the day immediately prior to the announcement of the Heads of Agreement.

125	By foreign Governments acting in co-operation with Australian Governments.

Other matters
502	The ultimate decision whether to approve the terms of the Proposal should be based on each shareholder’s assessment of their own circumstances. If shareholders are in doubt about the action they should take in relation to the Proposal or matters dealt with in this report, shareholders should seek independent professional advice.

Appendix A
Financial Services Guide
Lonergan Edwards & Associates Limited
1	Lonergan Edwards & Associates Limited (ABN53 095 445 560) (LEA) is a specialist valuation firm which provides valuation advice, valuation reports and Independent Expert’s Reports in relation to takeovers and mergers, commercial litigation, tax and stamp duty matters, assessments of economic loss, commercial and regulatory disputes.

2	LEA holds Australian Financial Services Licence No 246532.
Financial Services Guide
3	The Corporations Act 2001 authorises LEA to provide this Financial Services Guide (FSG) in connection with its provision of an Independent Expert’s Report (IER) to be sent to James Hardie shareholders in connection with the Proposal.
4	This FSG is designed to assist retail clients in their use of any general financial product advice contained in the IER. This FSG contains information about LEA generally, the financial services we are licensed to provide, the remuneration we may receive in connection with the preparation of the IER, and if complaints against us ever arise how they will be dealt with.
Financial services we are licensed to provide
5	Our Australian financial services licence allows us to provide a broad range of services to retail and wholesale clients, including providing financial product advice in relation to various financial products such as securities, derivatives, interests in managed investment schemes, superannuation products, debentures, stocks and bonds.
General financial product advice
6	The IER contains only general financial product advice. It was prepared without taking into account your personal objectives, financial situation or needs.
7	You should consider your own objectives, financial situation and needs when assessing the suitability of the IER to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

Appendix A
Fees, commissions and other benefits we may receive
8	LEA charges fees to produce reports, including this IER. These fees are negotiated and agreed with the entity who engages LEA to provide a report. Fees are charged on an hourly basis or as a fixed amount depending on the terms of the agreement with the person who engages us. In the preparation of this IER our fees are based on a time cost basis using agreed hourly rates.
9	Neither LEA nor its directors and officers receive any commissions or other benefits, except for the fees for services referred to above.
10	All of our employees receive a salary. Our employees are eligible for bonuses based on overall performance and the firm’s profitability, and do not receive any commissions or other benefits arising directly from services provided to our clients. The remuneration paid to our directors reflects their individual contribution to the company and covers all aspects of performance. Our directors do not receive any commissions or other benefits arising directly from services provided to our clients.
11	We do not pay commissions or provide other benefits to other parties for referring prospective clients to us.
Complaints
12	If you have a complaint, please raise it with us first, using the contact details listed below. We will endeavour to satisfactorily resolve your complaint in a timely manner.
13	If we are not able to resolve your complaint to your satisfaction within 45 days of your written notification, you are entitled to have your matter referred to the Financial Industry Complaints Services (FICS), an external complaints resolution service. You will not be charged for using the FICS service.
Contact details
14	LEA can be contacted by sending a letter to the following address:

Level 27 363 George Street Sydney NSW 2000 (or GPO Box 1640, Sydney NSW 2001)

Appendix B
Qualifications, declarations and consents
Qualifications
1	LEA is a licensed investment adviser under the Corporations Act. LEA’s authorised representatives have extensive experience in the field of corporate finance, particularly in relation to the valuation of shares and businesses and have prepared more than 70 Independent Expert’s Reports.
2	This report was prepared by Mr Wayne Lonergan, Mr Craig Edwards and Mr Martin Hall who are each authorised representatives of LEA. Mr Lonergan, Mr Edwards and Mr Hall have over 35 years, 13 years and 20 years experience respectively in the provision of valuation and associated advice.
Declarations
3	This report has been prepared at the request of the Directors of James Hardie to be sent to James Hardie shareholders. It is not intended that this report should serve any purpose other than as an expression of our opinion as to whether or not the terms of the Proposal are in the best interests of James Hardie and its enterprise as a whole.
Interests
4	At the date of this report, neither LEA, Mr Lonergan, Mr Edwards nor Mr Hall have any interest in the outcome of the Offer. LEA is entitled to receive a fee for the preparation of this report based on time expended at our standard hourly professional rates. With the exception of the above fee, LEA will not receive any other benefits, either directly or indirectly, for or in connection with the preparation of this report.
Indemnification
5	As a condition of LEA’s agreement to prepare this report, James Hardie agrees to indemnify LEA in relation to any claim arising from or in connection with its reliance on information or documentation provided by or on behalf of James Hardie which is false or misleading or omits material particulars or arising from any failure to supply relevant documents or information.
Consents
6	LEA consents to the inclusion of this report in the form and context in which it is included in James Hardie’s Explanatory Memorandum.

Appendix C
Valuation Ratio
Where:

VR	is the Valuation Ratio

MC	is the Market Capitalisation of James Hardie shares and other equity securities transaction (adjusted to take into account any decrease in value as a result of the proposed transaction).

TCE	is the Term Central Estimate valuation of the Former James Hardie Companies’ and Marlew Australian personal injury asbestos liabilities to 2045 as set out in the most recent Actuarial Report.

VA	is the value of the assets of the AICF and the Former James Hardie Companies as reported in the audited financial statements of those entities as at the date to which the Annual Actuarial Report referred to in “TCE” was prepared, but does not include any assets included in that calculation of “TCE”.

VL	is the value of the liabilities of the AICF and the Former James Hardie Companies as reported in the audited financial statements of those entities as at the date to which the Annual Actuarial Report referred to in “TCE” was prepared, but does not include any asbestos-related liabilities.

P	means the sum of all payments received by the AICF from the Performing Subsidiary or any other member of the James Hardie Group since the date to which the Annual Actuarial Report referred to in “TCE” was prepared.

QCR	means the Qualifying Capital Ratio (which is initially 1 and is discussed in Appendix D).

Appendix D
Qualifying Capital Ratio (QCR)
1	The QCR is calculated in accordance with the following formula:
Where:
MV	is the market capitalisation of James Hardie’s equity securities (including the value attributable to the equity component of hybrids).
ED equals:
(a)	nil, where the Valuation Ratio (refer Appendix C) is equal to or greater than 2.75; or

(b)	in any other case, the sum of certain Distributions and Capital Management Transactions, provided each occurred while the Valuation Ratio was below 2.75.

SRC	is the Specified Raised Capital in respect of capital elections during the relevant financial year

PQCR	is the Qualifying Capital Ratio which applied prior to the capital transaction for which the capital election has been made (which is initially 1).

Appendix E
Glossary

A$	Australian dollars

ABN 60	ABN 60 Pty Ltd, formerly known as James Hardie Industries Limited

ABN 60 Foundation	ABN 60 Foundation Limited

ACC	Accident Compensation Commission

ACFC	Annual Cash Flow Cap, which limits the annual payments by James Hardie to the AICF to no more than 35% of James Hardie’s Free Cash Flow

ACS	Amaca Claims Services

ACTU	Australian Council of Trade Unions

ADRs	American Depositary Receipts

AICF	Asbestos Injuries Compensation Fund Limited

AICF Group	AICF, Amaca, Amaba or ABN 60

Amaba	Amaba Pty Ltd (previously Jsekarb Pty Ltd)

Amaca	Amaca Pty Ltd (previously James Hardie & Coy Pty Ltd)

Annual Payment	The annual payment to the AICF on 1 July each year

ARPD	Asbestos-Related Pleural Disease

ASIC	Australian Securities and Investments Commission

ASX	Australian Stock Exchange

ATO	Australian Taxation Office

CFMEU	Construction, Forestry, Mining and Energy Union

CFPC	Cash Flow Percentage Cap

Company	James Hardie

Costs Review	The NSW Government’s Review of Legal and Administrative Costs in Dust Diseases Compensation Claims

COY	James Hardie & Coy Pty Ltd

CPI	Consumer Price Index

CSR	CSR Limited and/or certain subsidiaries

EBIT	Earnings before interest and tax

EITF	Emerging Issues Task Force

FASB	Financial Accounting Standards Board

FICS	Financial Industry Complaints Services

FIN 14	Financial Interpretation No. 14

Final Funding Agreement	Agreement dated 1 December 2005 (and amended on 21 November 2006) under which James Hardie agreed to provide future funding for the asbestos-related liabilities of the Former James Hardie Companies

FITB	Future income tax benefit

Former James Hardie Companies	Amaba, Amaca and ABN 60

Former James Hardie Group	The entities controlled by ABN 60 from time to time up until implementation of the establishment of the scheme of arrangement by ABN 60 on 19 October 2001

Foundation	ABN 60 Foundation Limited

Appendix E

Free Cash Flow	The net cash flow provided by the operating activities of the James Hardie Group as calculated in accordance with US GAAP in force on 21 December 2004 adjusted for the minority interest share of profit or loss

FSG	Financial Services Guide

FY	Financial year

GAAP	Generally Accepted Accounting Principles

Group	James Hardie or the James Hardie Group

GST	Goods and services tax

IER	Independent Expert’s Report

IFRS	International Financial Reporting Standards

Initial Funding	The payment of A$184.3 million by James Hardie to the AICF on the commencement date

IPO	Initial Public Offering

James Hardie	James Hardie Industries NV

James Hardie Group	The controlled entities of James Hardie from time to time

JHA	James Hardie Australia Pty Limited

JHB	James Hardie Brakes Pty Ltd

JHIL	James Hardie Industries Limited

JHNV	James Hardie NV

KPMG Actuaries or KPMG	KPMG Actuaries Pty Limited

LEA	Lonergan Edwards & Associates Limited

LIBOR	London Inter-Bank Offered Rate

Marlew	Marlew Mining Pty Ltd

MC	Market Capitalisation

MINCO	Ministerial Council for Corporations

MRCF	Medical Research and Compensation Foundation

Net Income NPV	The consolidated net income of the James Hardie Group after taxes and movements in non-cash provisions (including asbestos provisions) required under US GAAP Net present value

NYSE	New York Stock Exchange

pcp	Prior corresponding period

Performing Subsidiary	James Hardie subsidiary nominated as the company responsible for the annual payments to the AICF under the Proposal

Proposal	The proposal to create the AICF to provide compensation for Australian asbestos-related personal injury claims against the Former James Hardie Companies

Proven Claims	Personal injury or death claims in respect of which final judgment has been given or a binding settlement entered into against the Former James Hardie Companies (or Marlew) arising from exposure to asbestos in Australia.

QCR	Qualifying Capital Ratio

SEC	US Securities and Exchange Commission

SFAS 5	Statement of Financial Accounting Standard No. 5

Term	Period from the Commencement Date to 31 March 2045, as may be

Appendix E

extended in accordance with the terms of the Deed

Term Central Estimate valuation	The central estimate of the present value of the current and future liabilities to 2045 in respect of Australian personal injury asbestos- related claims against the Former James Hardie Companies (and Marlew) as at 31 March of the year in which the valuation is required.

the Fund	The Asbestos Injuries Compensation Fund

US$	United States Dollars

Valuation Ratio	Any transaction or dealing where the number determined is greater than or equal to 2.75

VWAP	Volume weighted average price

Corporate Directory
JAMES HARDIE INDUSTRIES NV
Treasury & Registered Office
Atrium, 8th Floor
Strawinskylaan 3077
1077XY Amsterdam, Netherlands
Australian Registered Office
Level 3, 22 Pitt Street
Sydney NSW 2000, Australia
Financial advisor to James Hardie
Caliburn Partnership Pty Ltd
Level 34, The Chifley Tower
2 Chifley Square
Sydney NSW 2000, Australia
Legal advisor to James Hardie
Atanaskovic Hartnell
Atanaskovic Hartnell House
75-85 Elizabeth Street
Sydney NSW 2000, Australia
Share Register
Computershare Investor
Services Pty Limited
Level 2, 60 Carrington Street
Sydney NSW 2000, Australia